SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2013

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Notice of Shareholders’ Meeting 2013

Report of the Board of Directors to the Shareholders’ Meeting

Annual Report 2012

Press Release dated April 9, 2013

Press Release dated April 24, 2013

Press Release dated April 24, 2013

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: April 30, 2013

Eni S.p.A.
Registered Office: Rome, Piazzale Enrico Mattei, 1 - Italy
Company Share capital euro 4,005,358,876.00 fully paid up
Rome Companies Register - Tax Identification Number 00484960588
VAT Number 00905811006, R.E.A. Rome No. 756453

Notice of Ordinary Shareholders' Meeting

Shareholders of Eni S.p.A. (hereinafter "Eni" or "Company") are hereby invited to attend the Ordinary Shareholders' Meeting, which will be held in Rome, Piazzale Enrico Mattei, 1, 00144, pedestrian entrance on Passeggiata del Giappone, on May 10, 2013 at 10:00 a.m. (CET) on single call, to discuss and decide on the following

Agenda

Right to attend and to vote at the Shareholders' Meeting

Pursuant to Article 83-*sexies* of Italian Legislative Decree no. 58 of February 24, 1998 (Consolidated Law on Finance, hereinafter "T.U.F.") and Article 13.2 of the By-laws, those entitled to attend and to vote at the Shareholders' Meeting are those on behalf of whom the intermediary - authorised pursuant to applicable regulations - has sent to the Company the statement certifying the entitlement to the relative right, at the end of the seventh trading day prior to the date of the Shareholders' Meeting on single call (April 30, 2013 - record date). The statement must be received by Eni by the end of the third trading day (May 7, 2013) prior to the date scheduled for the Shareholders' Meeting. The right to attend and to vote in the Shareholders' Meeting remains even if the statement is received by the Company after the deadline indicated above, as long as it is received by the opening of the Shareholders' Meeting. Those who become Shareholders only after the record date shall not be entitled to attend and to vote at the Shareholders' Meeting. Please note that the statement is sent to Eni by the intermediary upon request of the person entitled to the right. Those entitled to vote are required to give instructions to the intermediary that keeps the related accounts to send the aforementioned statement to the Company. Any requests for prior notice or expense aimed at fulfilling the duties of the intermediary are not ascribable to the Company. In order to attend the Shareholders' Meeting, Shareholders holding shares not yet in dematerialized form, shall previously deliver these shares to an authorised intermediary, who will have them dematerialized in the Central Depository System, and shall then request the above-mentioned statement of attendance.

Right to ask questions prior to the Shareholders' Meeting

Pursuant to Article 127-*ter* of the T.U.F., those entitled to vote may ask questions on items on the agenda prior to the Shareholders' Meeting: the questions must be received by the Company no later than May 7, 2013 during business hours (CET); the Company does not guarantee an answer to the questions received after that deadline. The questions may be sent: a) by mail to the following address:

Eni S.p.A.
Segreteria Societaria
(Domande Assemblea maggio 2013)
Piazzale Enrico Mattei, 1
00144 Rome - Italy

b) by fax addressed to the Eni Corporate Secretary's Office (Segreteria Societaria) at +39 06 598 22 233, c) by e-mail at the address segreteriasocietaria.azionisti@eni.com, or d) through the appropriate section of the Company's website. The interested parties must provide the information and documentation certifying the entitlement to the right, in compliance with the procedures specified in the website. Questions received by the aforementioned deadline shall be answered: a) prior to the Shareholders' Meeting, also through publication of the answer in the appropriate section of the Company's website. The Company shall provide a single answer to questions having the same content. No reply is due when the requested information is available in "question and answer" form in the appropriate section of the Company's website or when the answer has already been published in that section; b) during the Shareholders' Meeting; an answer is deemed given during the Shareholders' Meeting when set out in the paper documents made available to each attendee who is entitled to vote.

Addition of items to the agenda of the Shareholders' Meeting and proposed resolutions on the items on the agenda

Pursuant to Article 126-*bis* of the T.U.F. and in accordance with the provisions of Article 13.1 of the By-laws, Shareholders who, severally or jointly, represent at least one fortieth of Eni share capital, may ask, within ten days from the date of publication of this notice, to add other items to the agenda, specifying the additional proposed items in their request or presenting proposed resolutions on items already on the agenda. Matters upon which,

1

Eni S.p.A.
Registered Office: Rome, Piazzale Enrico Mattei, 1 - Italy
Company Share capital euro 4,005,358,876.00 fully paid up
Rome Companies Register - Tax Identification Number 00484960588
VAT Number 00905811006, R.E.A. Rome No. 756453

according to law, the Shareholders' Meeting must resolve upon a proposal of the Board of Directors or on the basis of a project or report of the Board of Directors other than the report on the items in the agenda, may not be added to the agenda. Requests, together with the certificate attesting ownership of Eni shares, are submitted in writing to the Company's registered office by registered letter with return receipt or by certified email to the address: corporate_sesocorp@pec.eni.com. Moreover, a report on the proposed issues must be presented by the Shareholders requesting the addition of items, within the same deadline. In any case, proposed resolutions on the items in the agenda may be presented individually at the Shareholders' Meeting by persons entitled to vote. Any further information is available on the Company's website.

How to vote by proxy
Pursuant to Article 135-*novies* of the T.U.F. and Article 14.1 of the By-laws, parties entitled to vote may appoint a representative in the Shareholders' Meeting, in the manner specified by the law. The proxy may be notified to the Company: a) by mail, at the following address:

Eni S.p.A.
Segreteria Societaria
(Delega Assemblea maggio 2013)
Piazzale Enrico Mattei, 1
00144 Rome - Italy

b) by fax to the Eni Corporate Secretary's Office (Segreteria Societaria) at +39 06 598 22 233, c) by certified email to the following address: corporate_sesocorp@pec.eni.com or d) through the appropriate section of the Company's website, according to the procedures specified therein. The proxy and related voting instructions can be revoked at any time. A proxy form is available on the Company's website and at the Company's registered office.

Shareholders' Representative designated by the Company
Pursuant to Article 135-*undecies* of the T.U.F. and Article 14.5 of the By-laws, the Company has designated Mr Dario Trevisan as the representative to whom Shareholders may confer the proxy free of charge, with voting instructions on all or part of the proposals on the agenda. In this case, the proxy must be conferred by signing the related proxy form available on the Company's website or at the Company's registered office. The form must be mailed to the following address and received within May 8, 2013 a:

Mr Dario Trevisan
Viale Majno n. 45
20122 Milan - Italy

The proxy and related voting instructions can be revoked within the above-mentioned deadline. The proxy shall not be valid for proposals for which no voting instructions have been provided.

For any further information, please visit the Company's website. Shareholders' Representative is available for further clarifications at toll-free number 800 134 679 and at the e-mail address rappresentante-designato@pec.it.

How to vote by mail
Pursuant to Article 127 of the T.U.F. and Article 14.3 of the By-laws, voting may also be exercised by mail in accordance with the applicable regulations.
The "Vote by Mail Form", which is available on the Company's website or at the Company's registered office, may also be mailed by the Corporate Secretary's Office to any Shareholders who request it, together with the relative envelope. The "Vote by Mail Form" - duly filled in and signed - must be mailed to the Corporate Secretary's Office at the following address, and received within May 9, 2013:

Eni S.p.A.
Segreteria Societaria
(Voto per corrispondenza Assemblea maggio 2013)
Piazzale Enrico Mattei, 1
00144 Rome - Italy

For those who wish to use the voting form available on the website, the related procedure for sending the form is specified on the website. Voting forms received after the fixed deadline or lacking the relative signature, shall not be counted in the initial or the voting quorum of the Shareholders' Meeting. The vote by mail is exercised directly by the owner of the voting right and is expressed separately for each of the resolutions proposed. The vote may be revoked by written statement notified to the Company within May 9, 2013, or following an express statement issued by the interested party during the course of the Shareholders' Meeting.

Information regarding ADRs holders
Beneficial Owners of ADRs, listed on the New York Stock Exchange, each ADR representing two Eni ordinary shares, who are recorded in the Eni ADRs register of The Bank of New York Mellon, ADRs Depositary, by April 2, 2013, will be entitled to participate in the Meeting, delegate the exercise of their voting right or to exercise votes by mail, after having complied with the deposit and registration requirements contained in the "Eni ADR Deposit Agreement". Beneficial Owners who have taken advantage of Proxy Vote or Vote by Mail options are also entitled to attend the Meeting upon written request to be made to The Bank of New York Mellon.

Request for information and website of the Company
Any further information related to the Shareholders' Meeting and, in particular, on the procedures for exercising rights, can be obtained by visiting the Company's website - www.eni.com - or by writing to the email address

2

Eni S.p.A.
Registered Office: Rome, Piazzale Enrico Mattei, 1 - Italy
Company Share capital euro 4,005,358,876.00 fully paid up
Rome Companies Register - Tax Identification Number 00484960588
VAT Number 00905811006, R.E.A. Rome No. 756453

segreteriasocietaria.azionisti@eni.com. In addition, the following numbers may be called:

- Toll-Free Number: 800 940 924 - from Italy only.
- Toll-Free Number: + 800 112 234 56 - from outside Italy.
- Fax number: +39 06 598 22 233.

Information documents

The documentation relative to the items on the agenda, the full texts of the resolution proposals - together with the explanatory reports requested by the applicable law will be available to the public - in accordance with the terms of the law - at the Company's registered office, at Borsa Italiana S.p.A. and on the Company's website www.eni.com, section "Shareholders' Meeting".

***

Any experts, financial analysts and journalists who wish to be present at the Shareholders' Meeting must submit an appropriate request - by mail or fax at +39 06 598 22 233 - to Eni Corporate Secretary's Office (Segreteria Societaria) by May 8, 2013.

Those who are entitled to attend the Shareholders' Meeting are invited to arrive before the scheduled starting time of the Meeting, so as to facilitate admission procedures; registration operations shall be carried out at the venue of the Shareholders' Meeting starting from 9:00 (CET).

The Chairman of the Board of Directors
Giuseppe Recchi

3

Published on April 3, 2013

ENI S.P.A. ORDINARY SHAREHOLDERS' MEETING ON MAY 10, 2013 ON SINGLE CALL REPORT OF THE BOARD OF DIRECTORS ON THE ITEMS OF THE AGENDA

The Italian text prevails over the English translation.

ENI S.P.A.

ORDINARY SHAREHOLDERS' MEETING ON MAY 10, 2013
ON SINGLE CALL

REPORT OF THE BOARD OF DIRECTORS
ON THE ITEMS OF THE AGENDA

ITEM 1

ENI S.P.A. FINANCIAL STATEMENTS AT DECEMBER 31, 2012
RELATED RESOLUTIONS.
ENI CONSOLIDATED FINANCIAL
STATEMENTS AT DECEMBER 31, 2012
REPORTS OF THE DIRECTORS, OF THE BOARD OF STATUTORY
AUDITORS AND OF THE AUDIT FIRM.

Dear Shareholders,
the document "Annual Report at December 31, 2012" of Eni S.p.A., available at the Company's registered office, on the Company's website and at Borsa Italiana S.p.A. (the Italian Stock Exchange), includes the draft of the financial statements of Eni S.p.A. and the consolidated financial statements, along with the Directors' report on operations and the declaration pursuant to Article 154-bis, paragraph 5 of Legislative Decree no. 58 of February 24, 1998 (Consolidated Law on Finance, hereinafter "T.U.F."). The Reports of the Audit Firm and of the Board of Statutory Auditors are available in complete form to the public together with the Annual Report.
Reference is therefore made to these documents.

Dear Shareholders, you are invited to resolve as follows:

"The Ordinary Shareholders' Meeting

resolves

to approve the financial statements at December 3l, 2012 of Eni S.p.A. which report a net profit amounting to 9,078,358,525.02 euro."

ITEM 2
ALLOCATION OF NET PROFIT

Dear Shareholders,
in regard to the results achieved, you are invited to resolve as follows:

"The Ordinary Shareholders' Meeting

resolves

to allocate the net profit for the period of 9,078,358,525.02 euro, of which 7,122,048,121.80 euro remains following the distribution of the 2012 interim dividend of 0.54 euro per share, resolved by the Board of Directors on September 20, 2012, as follows:

  the amount of 2,603,272,923.40 euro to the reserve required by Article 6, paragraph 1, letter a) of Legislative Decree no. 38 of February 28, 2005;
  the amount of 3,391,234,297.34 euro to the optional reserve;
  as to the remaining profit and, where necessary, using the available reserve, to shareholders in the form of a dividend of 0.54 euro per share owned and outstanding at the ex-dividend date, excluding treasury shares on that date, thus completing payment of the dividend for the financial year 2012. The total dividend per share for financial year 2012 therefore amounts to 1.08 euro per share;
  the payment of the balance of the 2012 dividend in the amount of 0.54 euro, payable starting from May 23, 2013, with an ex-dividend date of May 20, 2013 and a record date of May 22, 2013.

ITEM 3
REMUNERATION REPORT: POLICY ON REMUNERATION

Dear Shareholders,
the Remuneration report has been prepared on the basis of Article 123-ter of the T.U.F. and of Article 84-quater of the Issuers' Regulation (adopted by Consob with Resolution no. 11971 of May 14, 1999, as amended).
Pursuant to the sixth paragraph of Article 123-ter of the T.U.F., the Shareholders' Meeting shall resolve in favour or against the first section of the Remuneration report regarding the Company's policy on the remuneration of Board directors, general managers and executives with strategic responsibilities and the procedures used to adopt and implement this policy. The resolution is not binding.

Please refer to the Remuneration report approved by the Board of Directors on March 14, 2013 and available to the public in accordance with terms and procedures required by law.

Dear Shareholders, you are invited to resolve as follows:

"The Ordinary Shareholders' Meeting

resolves

in favour of the first section of the Remuneration report regarding the Company's policy on the remuneration of Board directors, general managers and executives with strategic responsibilities and the procedures used to adopt and implement this policy".

ITEM 4
AUTHORISATION OF BUY-BACK PLAN OF ENI SHARES AFTER FIRST CANCELLING THE
PREVIOUS BUY-BACK PLAN AUTHORISED BY THE SHAREHOLDERS' MEETING ON JULY
16, 2012, WITH RESPECT TO THAT PORTION NOT IMPLEMENTED. RELATED AND
CONSEQUENT RESOLUTIONS.

Dear Shareholders,
you are asked to authorise the buy-back of Eni ordinary shares, pursuant to Article 2357 of the Italian Civil Code and to Article 132 of the T.U.F. – after first cancelling the previous buy-back plan authorised by the Shareholders' Meeting of July 16, 2012, with respect to the portion not implemented – under the terms and procedures specified herein, in accordance with Article 144-bis of the Issuers' Regulation.

1. Reasons for which authorisation to acquire treasury shares is requested

The purchase of treasury shares represents an effective and flexible management tool to increase value for shareholders over time in line with the remuneration policies of other major oil companies.

2. Maximum number and class of the shares to which the authorisation refers

Authorisation is requested for the purchase, including in multiple tranches, of Eni S.p.A. ordinary shares, up to a maximum number of 363 million shares, corresponding to approximately 9.9885% of the share capital.
More specifically, as of March 13, 2013, Eni's treasury shares amount to a total number of 11,388,287 ordinary shares, representing 0.31% of share capital. Eni's subsidiaries do not hold shares in the Company.

3. Useful information for the purpose of a thorough assessment of compliance with the provisions of Article 2357, paragraph 3, of the Italian Civil Code

The maximum number of treasury shares held by Eni S.p.A., also taking into account any ordinary shares that may be held by subsidiaries, must never exceed the maximum limit established by the pro tempore applicable regulations.
In order to ensure compliance with the limits under the law, appropriate measures will be taken in each case to ensure timely and complete disclosure regarding the shareholdings of Eni S.p.A.'s subsidiaries.
For the purchase in question, the intention is to allocate a total amount of euro 6,000,000,000.00 (six billion euro and zero cents) to a specific reserve designated for the purchase of treasury shares formed by using the existing budgetary reserves.

The purchase of treasury shares will therefore take place through the utilisation of the above mentioned reserves and hence within the limits of the available reserves reported in the most recent financial statements and, at the time of each acquisition, the necessary accounting entries will be made in observance of the provisions of law and the applicable accounting principles.
In order to respect the limit envisaged in the third paragraph of Article 2357 of the Italian Civil Code, the number of shares to be acquired and the relative amount shall take into account the number and amount of Eni shares already held in the portfolio.

4. Duration for which the authorisation is requested

Authorisation to purchase treasury shares is requested for a period of eighteen months, beginning from the relative resolution of the Ordinary Shareholders' Meeting. The Board of Directors may proceed to purchase treasury shares, one or more times and at any time, in the amount and times freely determined in respect of the applicable regulations, with the speed held to be appropriate for the interests of the Company.

5. Minimum and maximum price for the treasury shares to be purchased

Purchases of treasury shares shall be carried out in respect of the operating conditions established for market practices governing the acquisition of treasury shares, admitted by Consob pursuant to Article 180, paragraph 1, letter c ) of the T.U.F. with Resolution no. 16839 of March 19, 2009, as well as EC Regulation no. 2273/2003 of December 22, 2003, where applicable, without prejudice to the fact that the unit price cannot in any case be lower than a minimum of euro 1.102 (one point one zero two euro), and no greater than the reference price recorded on the trading day before each individual purchase operation, plus 5%.

6. Methods by which the purchase shall be made

The acquisitions shall be carried out on the Mercato Telematico Azionario of Borsa Italiana S.p.A. in accordance with Article 144-bis, paragraph 1, letter b) of the Issuers' Regulations and the provisions in any case applicable, so as to allow respect for the equal treatment of shareholders as envisaged in Article 132 of the T.U.F., and hence on regulated markets, in accordance with the procedures established in the Rules of the Markets organised and managed by Borsa Italiana S.p.A., which do not allow for the direct matching of buy orders with sell orders.

***

Dear Shareholders, you are invited to resolve as follows:

"The Ordinary Shareholders' Meeting

resolves

1) to cancel, for the portion not yet implemented as of the date of the Shareholders' Meeting, the authorisation to the Board of Directors to acquire treasury shares as resolved by the Shareholders ' Meeting of July 16, 2012;
2) to authorise the Board of Directors, pursuant to Article 2357 of the Italian Civil Code, to purchase on the Mercato Telematico Azionario – in one or more transactions and in any case within 18 (eighteen) months from the date of this resolution – up to a maximum number of 363,000,000 (three hundred and sixty-three million) ordinary Eni shares, for a price of no less than euro 1,102 (one point one zero two euro) and not more than the official price reported by Borsa Italiana for the shares on the trading day prior to each individual transaction, plus 5%, and in any case up to a total amount of euro 6,000,000,000.00 (six billion euro and zero cents) in accordance with the procedures established in the Rules of the Markets organised and managed by Borsa Italiana S.p.A. In order to respect the limit envisaged in the third paragraph of Article 2357 of the Italian Civil Code, the number of shares to be acquired and the relative amount shall take into account the number and amount of Eni shares already held in the portfolio;
3) to grant the Board of Directors all the broadest powers to execute this resolution, including through the use of delegation, including the possible assignment of tasks to intermediaries authorised pursuant to law, with the speed held to be appropriate for the interests of the Company, as permitted by applicable regulations, in the manner envisaged in Article 144-bis, paragraph 1, letter b) of the Issuers' Regulation, taking into account market practices inherent to the acquisition of treasury shares admitted by Consob pursuant to Article 180, paragraph 1, letter c) of the T.U.F., with Resolution no. 16839 of March 19, 2009, as well as EC Regulation no. 2273/2003 of December 22, 2003, where applicable".

The Chairman of the Board of Directors GIUSEPPE RECCHI

Contents

Contents

Mission

We are a major integrated energy company, committed to growth in the activities of finding, producing, transporting, transforming and marketing oil and gas. Eni men and women have a passion for challenges, continuous improvement, excellence and particularly value people, the environment and integrity.

Contents

Contents

Eni Group worldwide presence
—————————————————

Eni is an integrated energy company, active in 90 Countries in the world with a staff of around 78,000 employees.
Eni boasts a strong position in the oil&gas value chain, from the hydrocarbon exploration phase to the product marketing. Our strong presence in the gas market and in the liquefaction of natural gas, our skills in the power generation and refinery activities, strengthened by world class skills in engineering and project management, allow us to catch opportunities in the market and to realize integrated projects.

Europe
Austria, Belgium, Croatia, Cyprus, Czech Republic, Denmark, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Luxembourg, Malta, the Netherlands, Norway, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey, the United Kingdom, Ukraine

Africa
Algeria, Angola, Cameroon, Congo, Democratic Republic of Congo, Egypt, Equatorial Guinea, French Guinea, Gabon, Ghana, Kenya, Liberia, Libya, Mali, Mauritania, Morocco, Mozambique, Nigeria, South-Africa, Togo, Tunisia

Asia and Oceania
Australia, Azerbaijan, China, India, Indonesia, Iran, Iraq, Japan, Kazakhstan, Kuwait, Malaysia, Myanmar, Oman, Pakistan, Papua-New Guinea, Philippines, Qatar, Russia, Saudi Arabia, Singapore, South Korea, Syria, Taiwan, Thailand, Timor Leste, Turkmenistan, the United Arab Emirates, Vietnam, Yemen

Americas
Argentina, Bolivia, Brazil, Canada, Colombia, Ecuador, Mexico, Peru, Suriname, Trinidad & Tobago, the United States, Venezuela

Disclaimer

This annual report contains certain forward-looking statements in particular under the section "Outlook" regarding capital expenditures, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sale growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

"Eni" means the parent company Eni SpA and its consolidated subsidiaries.

Ordinary Shareholders’ Meeting of May 10, 2013.
The notice convening the meeting was published on "Il Sole 24 Ore" and "Financial Times WWE" of April 3, 2013.

4 9 12 14 16 20 22 26 42 47 53 56 59 61 61 79 83 89 104 105 106 110 118 205 221 227 255 256 258

4 Profile of the year
9 Letter to shareholders
12 Our business model
14 The competitive environment
16 Our strategy
20 Risk Management
22 Governance

Integrated report

Eni's 2012 annual report is the integrated report prepared in accordance with principles included in "Prototype of the International Framework", published by International Integrated Reporting Council (IIRC). It is aimed at representing financial and sustainability performance, underlining the existing connections between competitive environment, group strategy, business model, integrated risk management and a stringent corporate governance system.
Since 2011, Eni takes part in the IIRC Pilot Program, whose aim is to define an international framework for integrated reporting.

Operating and Financial review

Operating review

26 Exploration & Production
42 Gas & Power
47 Refining & Marketing
53 Chemicals
56 Engineering & Construction
59 Disposals

Financial review and other information

61 Financial review
61 Profit and loss account
79 Summarized Group Balance Sheet
83 Summarized Group Cash Flow Statement
89 Risk factors and uncertainties
104 Outlook
105 **Other information**
106 **Glossary**

Consolidated Financial Statements

110 Consolidated Financial Statements
118 Notes to the Consolidated Financial Statements
205 Supplemental oil and gas information
221 List of Eni's subsidiaries

Consolidated Sustainability Statements

227 **Consolidated Sustainability Statements**
255 **Management's certification**
256 **Report of Independent Auditors**
258 **Independent Assurance Report**

Contents

(1) The Snam contribution excluded is the result of Snam transactions with Eni included in the continuing operations according to IFRS 5. Adjusted operating profit and adjusted net profit are not provided by IFRS.

Results > In 2012 Eni reported net profit at euro 7.79 billion including Eni’s share of Snam results. Net profit of continuing operations amounted to euro 4.2 billion which excludes Snam’s contribution to Group results, reclassified as discontinued operations following the ownership unbundling finalized in October 2012.
Adjusted net profit, which excludes special items, was euro 7.13 billion, up by 2.7% from a year ago. It was up by 7.6% when excluding Snam’s results included in the continuing operations[1]. These results were driven by an excellent performance reported by the Exploration & Production Division on the back of a recovery in Libyan production.
Eni’s financial structure was strengthened by asset divestments amounting to approximately euro 6.6 billion mainly relating to the sale of significant stakes in Snam and Galp, and by the deconsolidation of Snam’s financial debt of euro 12.45 billion. Leverage decreased to 0.25 at December 31, 2012 from 0.46 at December 31, 2011.
Eni intends to monetize its residual interests in Snam and Galp with a market value of approximately euro 5 billion to further strengthen the balance sheet.
Net cash generated by operating activities from continuing operations amounted to euro 12.36 billion and together with the robust proceeds from divestments enabled the Company to finance capital expenditure and other investments of euro 13.33 billion and to pay dividends to Eni’s shareholders and other minorities for euro 4.38 billion, while reducing net borrowings by euro 12.52 billion.

Dividend > The Company’s excellent results and robust fundamentals underpin a dividend distribution of euro 1.08 per share, representing a 4% increase from 2011, in line with the company’s dividend policy. Management reaffirms its commitment to deliver industry-leading returns to the Company’s shareholders.

Net proved oil and gas reserves 7.17 billion barrels oil equivalent proved oil and gas reserves as of 2012, at eight-year record	Oil and natural gas production > In 2012, Eni reported liquids and gas production at 1,701 kboe/d. On a comparable basis, a production growth rate of 7% was achieved driven by the almost complete resumption of the Company’s activities in Libya and continuing production start-ups and ramp-ups. Eni targets a production growth average rate of more than 4% on average over the next four-year period, leveraging on a strong project pipeline, a resource base at best ever levels and the Eni co-operation model.

Proved oil and natural gas reserves > Eni’s net proved oil and gas reserves as of December 31, 2012 were at the eight-year record of 7.17 bboe. The organic reserve replacement ratio was 147% on a comparable basis. The reserve life index is 11.5 years.

Natural gas sales > Natural gas sales of 95.32 bcm were barely unchanged from 2011, excluding the volume impact caused by the loss of significant influence at Galp. In a scenario characterized by weak demand and rising competitive pressure, Eni’s marketing initiatives were focused on maintaining gas sales in Italy, boosting Eni’s presence in key European markets (France, Germany and others) and continuing expansion in the international market of LNG.

Contents

Safety > In 2012 the injury frequency rate relating to employees and contractors decreased by 12.3% and 21.1% respectively, compared to 2011. This positive trend progressed for the eighth consecutive year. Notwithstanding the 43.3% decrease in the fatality index, seven fatal accidents occurred in 2012. Eni is engaged in maintaining high level of safety in each of its activities.

Eni leads Energy for All in Sub-Saharan Africa > On November 28, 2012, during the first meeting of the Leadership Council of the Sustainable Development Solutions Network (SDSN), Eni was appointed to lead Energy for All in Sub-Saharan Africa, an initiative aimed at devising solutions for a more general access to energy in the technological, institutional, political-managerial and business expertise.

Exploration success > 2012 was a record year for exploration at Eni with discovered resources of 3.64 bboe, about six time yearly production.
The exploration success achieved in Mozambique at the Mamba complex (Eni operator with a 70% interest) confirmed Mamba to be the largest discovery ever in Eni’s history with estimated full mineral potential of 75 Tcf of gas in place. The agreement signed in December 2012 with Anadarko Petroleum Corporation for the coordinated development of offshore activities and the joint construction of onshore facilities is a crucial step towards the start of the Mozambique project, whose FID is expected in 2014.
The Skrugard and Havis oil and gas discoveries in the Barents Sea in the PL 532 prospect (Eni 30%) found a combined amount of 500 million barrels of recoverable resources (100%) and will be jointly developed in a fast and efficient way.
Appraisal activities at the Sankofa discovery in the offshore Cape Three Points license operated by Eni (47.22% interest) in Ghana confirmed the high potential of the area estimated at around 450 million barrels of oil in place. Exploration licenses have been acquired in high potential Countries such as Kenya, Liberia, Vietnam, Cyprus and offshore Russia and in shale gas plays in Ukraine as well as in other established areas such as China, Pakistan, Indonesia and Norway.

Business developments > The Authorities of Venezuela sanctioned the full field development plan of the giant Perla gas project, located in Cardón IV Block (Eni 50%) offshore the Gulf of Venezuela. Production plateau is estimated at 1,200 mmcf/d.
In Libya onshore exploration restarted within an exploration campaign that will last

Exploration success 3.64 billion barrels of oil equivalent, a record year

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> Business
     developments
     Acquired exploration
     licenses in high
     potential areas
     of Kenya, Liberia,
     offshore Russia,
     Vietnam, Ukraine
     during the year.

> Downstream activities
     Intensified efficiency
     and optimization
     measures in
     the downstream
     businesses; promoted
     internationalization
     efforts.

through 2013 marking another forward step in the full recovery of upstream activities in the Country.

The Green Refinery project was launched, which targets the conversion of the Venice plant into a "bio-refinery" to produce bio-fuels leveraging on a proprietary technology.

Within its strategy of international expansion in markets with interesting growth prospects, Versalis, Eni’s chemical subsidiary, signed agreements with major chemical operators in South Korea and Malaysia to build and operate elastomers facilities based on Versalis’ proprietary technologies and know-how.

Access to CPLI > In 2012 Eni has been the only energy company to gain access to the Carbon Performance Leadership Index (CPLI) that rates the performance of industrial companies in reducing GHG emissions and mitigating the risks associated with climate change. This performance is even more significant when one considers that the energy segment is responsible for over 40% of total GHG emissions of companies included in the Global 500 Index that includes the 500 companies with highest market capitalization. In 2012, Eni was included for the sixth consecutive year in the Dow Jones Sustainability Index and in the FTSE4Good.

Eni at Rio+20 > At the United Nations Conference on Sustainable Development (Rio +20), Eni took part actively in all the main events for industrial companies. Following the United Nations request, Eni confirmed its commitment in terms of reduction of gas flaring and greenhouse gas emissions, access to sustainable energy, green chemistry and fight against corruption.

Cooperation to development > Eni continues to apply its cooperation model in the host oil-rich Countries. The model integrates the traditional business of exploring and developing hydrocarbons with solutions responding to the requirements of local communities in terms of economic and social development. In 2012, Eni started up projects in Russia and Mozambique and carried out actions for improving health conditions, education and access to potable water in Congo, Nigeria, Ghana and Iraq.

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Financial highlights (*)

		2010	2011	2012

Net sales from operations - continuing operations	(euro million)	96,617	107,690	127,220
Operating profit - continuing operations		15,482	16,803	15,026
Adjusted operating profit - continuing operations		16,845	17,230	19,753
Net profit - continuing operations (a)		6,252	6,902	4,198
Net profit - discontinued operations (a)		66	(42)	3,590

(*) Pertaining to continuing operations. Following the divestment of the Regulated Businesses in Italy, results of Snam are represented as discontinued operations throughout this Annual Report.

(a) Attributable to Eni’s shareholders.

(b) The amount of dividends for the year 2012 is based on the Board’s proposal.

(c) Number of outstanding shares by reference price at year end.

Net profit (a)		6,318	6,860	7,788
Adjusted net profit - continuing operations (a)		6,770	6,938	7,128

Net cash provided by operating activities - continuing operations		14,140	13,763	12,356
Capital expenditure - continuing operations		12,450	11,909	12,761
Dividends to Eni shareholders pertaining to the period (b)		3,622	3,768	3,913
Cash dividends to Eni shareholders		3,622	3,695	3,840
Total assets at period end		131,860	142,945	139,641
Shareholders' equity including non-controlling interest at period end		55,728	60,393	62,713
Net borrowings at period end		26,119	28,032	15,511
Net capital employed at period end		81,847	88,425	78,224

Share price at period end	(euro)	16.34	16.01	18.34
Number of shares outstanding at period end	(million)	3,622.7	3,622.7	3,622.8
Market capitalization (c)	(euro billion)	59.2	58.0	66.4

Summary financial data

		2010	2011	2012

Net profit - continuing operations
- per share (a)	(euro)	1.72	1.90	1.16
- per ADR (a) (b)	($)	4.59	5.29	2.98

(a) Fully diluted. Ratio of net profit from continuing operations and average number of shares outstanding in the period. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by ECB for the period presented.

(b) One American Depositary Receipt (ADR) is equal to two Eni ordinary shares.

(c) The Snam contribution excluded is the result of Snam transactions with Eni included in the continuing operations according to IFRS 5.

(d) Ratio of dividend for the period and the average price of Eni shares as recorded in December.

Adjusted net profit - continuing operations
- per share (a)	(euro)	1.87	1.92	1.97
- per ADR (a) (b)	($)	4.96	5.35	5.06
Adjusted return on average capital employed (ROACE) (c)	(%)	11.1	10.2	10.1
Leverage		0.47	0.46	0.25
Coverage		22.2	15.4	11.7
Current ratio		1.0	1.1	1.4
Debt coverage		56.3	51.3	80.5

Dividends pertaining to the year	(euro per share)	1.00	1.04	1.08
Pay-out	(%)	57	55	50
Dividend yield (d)	(%)	6.1	6.6	5.9

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	Operating and sustainability data

			2010	2011	2012

	Employees at period end	(units)	73,768	72,574	77,838
	of which - women		12,161	12,542	12,860
	of which - outside Italy		45,967	45,516	51,034
	Female managers	(%)	18.0	18.5	18.9
	Training hours	(thousand hours)	2,949	3,127	3,132
	Employees injury frequency rate	(No. of accidents per million of worked hours)	0.80	0.65	0.57
	Contractors injury frequency rate		0.71	0.57	0.45
	Fatality index	(fatal injuries per one hundred millions of worked hours)	4.77	1.94	1.10
	Oil spills	(barrels)	4,269	7,295	3,856
	GHG emission	(mmtonnes CO2 eq)	58.26	49.12	52.49
	R&D expenditures (a)	(euro million)	218	190	211
	Expenditures for the territory (b)	(euro million)	107	101	91
	Exploration & Production
	Net proved reserves of hydrocarbons (at year end)	(kboe/d)	6,843	7,086	7,166
	Average reserve life index	(year)	10.3	12.3	11.5
	Production of hydrocarbons	(kbbl/d)	1,815	1,581	1,701
	Profit per boe (c)	($/boe)	11.91	16.98	15.95
	Opex per boe (c)		6.14	7.28	7.10
	Cash flow per boe		25.52	31.65	32.77
(a) Net of general and administrative costs. (b) Includes investments for local communities, charities, association fees, sponsorships, payments to Eni Enrico Mattei Foundation and Eni Foundation. (c) Related to consolidated subsidiaries. (d) Three year average. (e) Includes Exploration & Production natural gas sales amounting to 2.73 bcm (2.86 bcm and 5.65 bcm in 2011 and 2010, respectively).	Finding & Development cost per boe (d)		19.32	18.82	17.37
	Gas & Power
	Worldwide gas sales (e)	(bcm)	97.06	96.76	95.32
	- in Italy		34.29	34.68	34.78
	- outside Italy		62.77	62.08	60.54
	Customers in Italy	(million)	6.88	7.10	7.45
	Electricity sold	(TWh)	39.54	40.28	42.58
	Customer satisfaction index	(%)	87.4	88.6	89.8
	Refining & Marketing
	Refinery throughputs on own account	(mmtonnes)	34.80	31.96	30.01
	Retail market share	(%)	30.4	30.5	31.2
	Retail sales of petroleum products in Europe	(mmtonnes)	11.73	11.37	10.87
	Service stations in Europe at year end	(units)	6,167	6,287	6,384
	Average throughput of service stations in Europe	(kliters)	2,353	2,206	2,064
	Chemicals
	Production	(ktonnes)	7,220	6,245	6,090
	Sales of petrochemical products		4,731	4,040	3,953
	Average plant utilization rate	(%)	72.9	65.3	66.7
	Engineering & Construction
	Orders acquired	(euro million)	12,935	12,505	13,391
	Order backlog at year end		20,505	20,417	19,739

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Eni Annual Report / Letter to shareholders

More focused and financially stronger: this is Eni at the end of 2012.
Our resource base and growth prospects are more promising than ever before. The deconsolidation and well-devised divestment of Snam and the commencement of Galp disposition have enabled us to nearly cut in half the debt-to-equity ratio. Leveraging on those solid premises we are ready to tackle our two major future challenges: to grow our oil&gas production and drive our mid-downstream businesses back to profitability. Exploration has achieved record results for the year. We have added 3.6 billion boe of new resources, or almost six times our 2012 production, while finding costs have declined below $1 USD per boe. These exceptional achievements owe to our strategic approach in selecting geological plays, proprietary technologies and in-depth knowledge of core basins. The quality leap we have made in exploration provides us with a competitive edge and strengthens our growth prospects.

Africa is our first great frontier. The Rovuma basin in Mozambique confirmed to be a world-class play due to the Mamba discovery in late 2011. Appraisal activities performed in 2012 allowed to estimate the potential of the Eni-operated area up to 75 Tcf of gas in place, making Mamba the largest finding in our history. The geology of the discovered reservoirs is excellent and we expect to tap these huge resources by drilling few wells to the benefit of the project’s profitability. We acquired three exploration leases offshore the Luma basin in Kenya which shows great affinity with the Mozambican areas.
In West Africa we have made the large Sankofa oil discovery offshore Ghana and we have enhanced our position in the emerging pre-saline plays of the African continental shelf in Angola, Congo, Gabon, and with our entry in Liberia. This exploration targets very interesting potential that can be rapidly put in production at competitive costs.

The Norwegian section of the Barents Sea is one of our most successful emerging areas, particularly the Havis and Skurgard twin discoveries have found an oil potential of approximately 500 million barrels. New important prospects are opening up in the Russian section of this sea where, in cooperation with Rosneft, we are engineering exploration of a block extending for about 55,000 square kilometers where we have high expectations for giant oil&gas discoveries.
The Pacific Region is one of our major growth drivers. We are targeting high potential gas plays in Indonesia and Australia, currently in an advanced appraisal and pre-development phase, and for the future Vietnam, where we acquired three offshore licenses covering an area of 21,000 square kilometers, and one block in China. The area can count on fast-increasing demand for energy and the availability of gas infrastructures which reduce the time-to-market of our discoveries. We are progressing in our unconventional plays in North Africa, Eastern Europe, China, Pakistan and Indonesia that provide synergies with existing operations. We increased our presence in Ukraine by purchasing rights on an area of approximately 3,800 square kilometers containing shale gas.

Activities for the year have featured the almost complete recovery of our pre-crisis production plateau in Libya thanks to the strong cooperation

Paolo Scaroni Chief Executive Officer and General Manager	Giuseppe Recchi Chairman

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Eni Annual Report / Letter to shareholders

with the local State Company NOC, in spite of the complex transition phase the Country is undergoing. We have achieved many important steps both technical and commercial at several ongoing projects: the giant Kashagan field in Kazakhstan, whose commercial first production is expected within contractual date of June 2013; MLE in Algeria started-up at the beginning of 2013; the hubs of Block 15/06 in Angola; gas projects in Siberia; Goliat in the Barents Sea; and the sanctioning of Perla and the start-up of Junin phase 1 in Venezuela. Following our framework agreement with Anadarko, we laid the foundation for commencing the Mozambique project, where we expect a FID in 2014. We are well aware of the challenges that face our industry in putting reserves to production due to capacity constraints for critical facilities and equipment and lack of flexibility of EPC contractual schemes. Nonetheless, we are striving to improve our ability of delivering projects on time and on budget. Our approach to managing upstream activities, driven by operational excellence, asset selection and the cooperation model with host Countries, underpins our capability to handle at best the major risks inherent in the oil world. Overall 2012 has been an excellent year for our Exploration & Production Division.

The Gas & Power, Refining & Marketing and Chemical Divisions suffered from the weaknesses in their respective markets: plunging demand, strong competition and excess supply in the light of the continuing escalating costs of oil-linked supplies.

In the Gas & Power Division we have opened renegotiations regarding around 80% of our supply base. We have launched a reorganization to integrate the supply activities of the Gas & Power and Refining & Marketing Divisions together with our trading, risk management and the wholesale activities of gas and LNG. This integration will allow us to capture opportunities from market trends and synergies in commodity risk management. In refining, we have intensified efficiency efforts delivering savings of around euro 150 million and in fuel distribution we have launched promotional campaigns that delighted our customers and helped mitigate the impact of the downturn on our retail sales, as witnessed by an increased market share (from 30.1 to 31.2%). In Chemicals we are working to reduce our exposure to commodity chemicals. A common element to all our mid and downstream businesses is an ongoing strategy to internationalize operations by gaining higher exposure to the growing Asian markets. In this framework are included the agreements for the supply of LNG to Korean and Japanese operators, the establishment of joint ventures in the field of elastomers with South Korean and Malaysian operators and the beginning of lubricants distribution in China.
We have stepped up hiring by 7%, accompanied by our constant focus on the protection of safety, enhancement of individual skills and full involvement of all our employees in the corporation life. The responsible use of resources was another feature of our 2012 performance where we have achieved an all time low in gas flaring and a record amount of re-injected water in field. In the area of cooperation with producing Countries we have been awarded a leading role in coordinating and implementing the UN initiative "Energy for All in Sub-Saharan Africa".

Results of the year

In 2012 Eni reported net profit of continuing operations at euro 4.2 billion (euro 7.79 billion including Eni’s share of Snam results). Driven by the excellent Exploration & Production, adjusted net profit increased by 2.7% to euro 7.13 billion, and when excluding Snam’s contribution to continuing operations, the underlying result was up by 7.6%.
Ratio of net borrowings to total equity almost halved from 2011, declining to 0.25 thanks to the proceeds from the disposal of significant stakes in Snam and Galp and the deconsolidation of Snam’s finance debt.
Net cash generated by operating activities from continuing operations amounted to euro 12.36 billion and the divestment of non strategic assets yielded euro 1.5 billion. Those inflows enabled the Company to finance capital expenditure and other investments of euro 13.33 billion and to pay dividends to Eni’s shareholders for euro 3.84 billion and to minorities for euro 0.54 billion. Adjusted return on invested capital was 10.1%.
On the basis of the Company’s strong results and in line with our progressive dividend policy, the Board of Directors intends to submit to the Annual Shareholders’ Meeting a dividend proposal of euro 1.08 per share, up 4% from 2011.

Adjusted operating profit in the Exploration & Production Division was a record at euro 18.52 billion, with an increase of 15.2% from 2011 driven by an ongoing production recovery in Libya and operating efficiency. Liquids and gas production was 1.7 million boe/d, a growth rate of 7%. Eni’s net proved oil and gas reserves at period end amounted to 7.17 billion boe, the highest in eight years. The organic reserve replacement ratio was 147% at a reference oil price of $111 per barrel.
The reserve life index is 11.5 years.

Adjusted operating profit in the Gas & Power Division was euro 354 million, driven by the contribution of the international transport business. The Marketing business, after the sharp losses reported in 2011, ended the year in positive territory (improving by euro 702 million) benefiting from the renegotiations of long-term supply contracts and the resumption of Libyan supplies. Sales of natural gas, excluding Galp’s share, were resilient thanks to a

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Eni Annual Report / Letter to shareholders

strong presence in the Italian residential market, an ongoing expansion in the strategic markets of France and Germany/Austria and increasing international sales in the LNG global market. Eni’s customer portfolio at year end increased to 7.45 million.

The Refining & Marketing Division reported a remarkable improvement, cutting operating losses by 39% (reporting an operating loss of euro 328 million in 2012) thanks to efficiency in energy consumption, maintenance and fixed costs and optimization of refinery setup and yields. Retail sales of fuels in Italy declined less than demand (down 6.3%), while in Europe they saw a progress of 1%.

The Chemical segment was affected by sharply lower margins at commodity chemicals pressured by high costs for oil-based feedstock driving a loss of euro 485 million, down significantly from 2011 (down 77.7%).

Capital expenditure plan
and strategy to boost
growth and returns

The 2013 outlook features the uncertainties that surround the global economic recovery, particularly in the Eurozone, and restraint shown by businesses and households in investments and consumption decisions. A number of factors will contribute to support the price of oil including ongoing geopolitical risk as well as improved balance between world demand and supplies of crude oil and oil products. For investment evaluation purposes, we assume a full-year average price of $90 a barrel for the Brent crude benchmark. In our mid and downstream businesses, we expect the persistence of weak trends in demand, volatile margins and the risks of new increases in the costs of oil-based supplies. Competitive pressures and excess capacity will continue to dampen recovery prospects.

Against this backdrop, we confirm our growth strategy in the upstream business and of consolidating and optimizing our mid and downstream businesses. Our capital expenditure plans for the 2013-2016 four year period reflects these guidelines with an outlay of euro 56.8 billion (up 6% from 2011) that will be directed for 83% to exploration and development of oil and gas while being selective in the expenditure projects at the other businesses.
In Exploration & Production we target an organic average growth rate of over 4% per year.

In the Gas & Power Division the main drivers will be the renegotiation of gas supply costs, sales maximization and supply and logistics optimizations to reduce the take-or-pay risk.

For the downstream oil and Chemicals Divisions we target cost efficiencies and a reduction in the exposure to loss-making activities leveraging on growth in innovative and sustainable niches (biofuels and green chemistry).
Despite a reduced profitability outlook for 2013, we are confident that Saipem’s medium and long-term prospects remain excellent thanks to its strong competitive position, underpinned by the availability of technologies and skills, and the quality of its equipment.

All in all in 2012 Eni delivered robust results with a record performance in Exploration & Production and good progress in restructuring downstream activities. Our solid resource base and continuing progress in development activities supported by a stronger balance sheet have strengthened our excellent competitive positioning and from there we expect to achieve leading production growth in our upstream while creating sustainable value to our shareholders.

March 14, 2013

In representation of the Board of Directors

Giuseppe Recchi	Paolo Scaroni
Chairman	Chief Executive Officer and General Manager

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Eni Annual Report / Our business model

Eni’s excellent market position and competitive advantages derive from the Company’s strategic decision-making which is consistent with the long-term nature of the business, and relies on a sustainable business model founded on a consolidated and distinctive way of doing business, in a framework of clear and straightforward rules of corporate governance and respectful of the highest ethical standards and rigorous risk management. In 2012 Eni laid the foundations for a new growth phase of its oil and gas production, one which promises to outperform	the industry over the medium and long-term. In the meanwhile, Eni has started the reorganization of its downstream activities to manage the current European downturn. In the Chemical segment, Eni has progressed at repositioning the business to deliver sustainable results. Eni’s strategies, decisions in terms of resource allocation and day-by-day operations underpin sustainable value creation to shareholders and, more generally, all of our stakeholders: the host communities where we work and engage in promoting better	socio-economic standards and responsibly using resources; our people to whom we dedicate our best efforts to preserve health and safety of the workplace and to enhance each individual’s contribution and diversity; our suppliers, partners and public administrations with whom we interact by running our operations in a transparent manner, respecting human rights and tackling with corruption; finally our clients to whom we offer competitive and up with the times commercial choices and high quality services.

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Follows the description of certain initiatives contributing to Eni’s 2012 financial and sustainability performance[1].
> In running its operations, Eni is engaged in the responsible and efficient usage of resources, in respect of the environment in which it operates.
The reduction in gas flaring is underpinned by our ability in monetizing our reserves of associated gas by means of marketing it in local outlets and LNG international markets, field reinjection and power plants construction. The Idu Project in Nigeria allowed us to economically exploit approximately 1.4 million cubic meters/day. These volumes which in the past were simply burned off have been recovered and used for local requirements. 90% of associated gas produced in Nigeria has been monetized and carbon emissions were reduced.
> The effective use of natural resources and optimization in hydrocarbon production boosted to an all-time high the volumes of water re-injected, equal to 49% in 2012. The water re-injection project at the Belayim field in Egypt accounted for 99% of ground water re-injected compared to the total amount of produced water, increasing the hydrocarbon recovery index.
> Our way of doing business, based on operating excellence, reliability of equipment and relentless focus on health safety and the environment, is committed to mitigating operational risks, the main threat to our upstream operations in terms of environmental and financial performance and reputation. This approach, based on the most advanced asset integrity methodologies for the development and production of fields, is applied in our operations and confirmed also by the next four-year exploration plan, mainly in frontier areas (deepwater, high pressure, high temperature wells that represent 3% of Eni total planned wells or Arctic activities) with the construction of infrastructure and equipment tailor-made for the specific features of those environments and fields.
> Eni continues to upgrade the energy efficiency of its operations in order to achieve a rational use of energy and process optimization also by adopting Energy Management System (EMS). In the latest years some of Eni’s operational sites adopted these systems in accordance with the recently enacted EN 16001 or ISO 50001 standards. In future years more sites are going to adopt these standards. In the Refining & Marketing and Chemical divisions, energy saving initiatives concluded in 2012 allowed to reach savings of more than euro 60 million, with a reduction of 100 ktoe and over 297 ktoe of CO2/y emissions.
> The enhancement of our customer base benefited from the upgrading of the Eni brand, the offering of new products, mainly the "eni3" (gas, electricity and fuels), the launch of new fidelity and credit cards as well as the maintenance of high quality services. These drivers and other commercial initiatives ("riparti con eni" and "iperself 24") helped boost our notoriety index and market share (up 3.5 percentage points the market share in the gas market; up 0.7 percentage points the market share in the fuel retail market in Italy), notwithstanding weak demand and competitive pressure.
> Plurality is one of the distinctive elements of Eni’s business featured by a strong international note. Local personnel represent approximately 50% of Eni employees and covers 10% of the total managerial positions outside Italy. In 2012, in the E&P Division, Eni launched certain development programs in its subsidiaries outside Italy through an assessment of local and international skills involving 1,836 persons among which graduates and senior staff/managers. The reward model, applied worldwide, targets to fairly define base salaries of all Eni’s employees. Furthermore, in 2012 a project has been launched which aims at benchmarking the worldwide competitiveness of the reward systems adopted by Eni, mainly referring to strategic and senior positions within the Company.
Eni is committed to the respect of fundamental labor rights in all the Countries in which operates promoting their application with its contractors. In 2012, a survey on the application of the highest labor standards has been made, mainly outside Italy.	(1) Detailed information on sustainability performance are available in the section "2012 Consolidated Sustainability Statements".

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Eni Annual Report / The competitive environment

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Eni Annual Report / The competitive environment

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Eni Annual Report / Our strategy

Eni’s strategy for the 2013-2016 four-year period confirms the priorities of profitably growing oil and gas production, recovering profitability in the downstream gas sector, improving efficiency in downstream oil, chemicals and general services supporting business activities, as well as retaining the global leadership in Engineering & Construction focusing on the most technologically advanced and innovative segments.
Following the divestment of Snam, Eni has a more flexible financial structure and a business model more focused on upstream activities.
Net cash generated by operating activities and portfolio management will enable Eni to finance the planned relevant capital expenditure to fuel long-term growth (euro 56.8 billion), to remunerate Eni’s shareholders and to strengthen its finance.

In Exploration & Production, Eni confirms its strategy of organic growth focused on exploration and reserve replacement as major drivers for value creation. Average production growth is expected at a rate of more than 4% in the 2013-2016 period, confirming the targets made public. Growth will be fuelled by new production additions in Eni’s core areas (North Africa, Sub-Saharan Africa, Venezuela, Barents Sea, Yamal Peninsula, Kazakhstan, Iraq and the Far East) leveraging Eni’s vast knowledge of reservoirs and geological basins, technical and producing synergies, as well as established partnerships with producing Countries.
The main driver for growth will be the start-up of new fields, more than 90% of which relates to already sanctioned projects or projects that will be sanctioned by 2013.
The long-term sustainable growth will leverage on Eni’s commitment in exploration activities, with planned expenses of euro 5.5 billion, which are intended to pursue finding projects in well-established basins and in high potential frontier areas.
A further driver of production growth is technological innovation is aimed at developing drilling techniques to be applied in complex environments and monetizing gas reserves. Over the next four years, Eni will make capital expenditure of approximately euro 1.1 billion, of which euro 400 million in the Exploration & Production Division.
We plan to increase returns at our oil and gas projects by reducing time to market, as 90% of the discoveries made in 2008-2012 will reach production within 8 years from their discovery. Furthermore, we plan to retain large volumes of operated production, in order to directly manage schedules and budget costs of development projects.
To manage the risks of "project delivery" we intend (i) to in-source critical engineering and project management activities also redeploying to other areas key competences which will be freed with the start-up of certain strategic projects and increase direct control and governance on construction activities; (ii) to put in place framework agreements with major suppliers, using standardized specifications to speed up pre-award process for critical equipment and plants, increasing focus on supply chain programming to optimize the order flow.
Management believes that in the next four years Eni’s Exploration & Production activities will retain significant risks relating to our strong presence in Countries which we believe to be politically less stable than OECD Countries and our exposure to complex projects because they are conducted in harsh, remote and environmentally-sensitive areas (Arctic, Gulf of Mexico, deep offshore, etc.). Management plans to mitigate those risks by expanding the geographic reach of our operations and continuing deployment of the Eni cooperation model

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Eni Annual Report / Our strategy

with host Countries based on the commitment to maximize the value delivered to local communities by the upstream activity and invest in long-term initiatives that benefit the Country (access to energy, education, and health).
Furthermore Eni intends to minimize financial exposure in Countries with political risk through well-designed agreements and a selected plan of cash-outs for each project.
Operational risk relating to drilling activities will be managed by applying Eni’s rigorous procedures throughout the engineering and execution stages, leveraging on proprietary drilling technologies, excellent skills and know-how, increased control of operations and specific technologies aimed at minimizing blow-out risks and responding quickly and effectively in case of emergencies in the next four years, Eni plans to hire more than 2,200 people to support business expansion. In order to tighten up and improve models and instruments for the development of host Countries, several initiatives have been planned, including infrastructure improvements in Libya and Kazakhstan, training and education programs in Mozambique, Kazakhstan and Turkmenistan, and projects to develop energy access in Nigeria, Ghana and Algeria.
Eni confirms its commitment to improving the safety of employees and contractors, strengthening the tools for management, training and control, and ensuring asset integrity and process security. Environmental impact targets include the containment of accidental oil spills from 2.9 boe/mmboe to 2.4 boe/mmboe by 2016, an over 30% reduction in GHG emission rates in the Exploration & Production segment for each thousand toe of gross operated production by 2015 as compared to 2010, by means of flaring down policies especially in Africa and energy efficiency programs. Projects for production water reinjection will lead to a rate of reinjection of 65% of total water produced by 2016.

In the Gas & Power Division the competitive scenario is expected to remain weak on the back of the economic downturn in the Eurozone, oversupply overhang, very liquid continental hubs for spot transactions and competitive pressure. This scenario influenced the gas market over the latest years, driving a progressive deterioration in results of operations and cash flows due to a continuing slowdown in spot prices, pressed by weak fundamentals, while divergent trends in oil-linked supply costs have squeezed commercial margins.
In the medium-term Eni intends to recover profitability leveraging on (i) a competitive and flexible cost position thanks to contracts renegotiation; (ii) an expansion in gas sales in Italy through its sales force, diversified offer of innovative products and best-in-class services, mainly to the retail segment; (iii) a selective development in activities outside Italy, focusing on more profitable segments and increasing LNG sales in profitable markets outside Europe. In particular, in the retail segment in Italy, Eni intends to continue implementing commercial and retention initiatives, as well as a marketing campaign focused on the so called commercial offer "luce, gas, carburanti" (electricity, gas and fuels) and the adoption of lean marketing procedures to facilitate customers’ tasks and optimization of commercial channels (such as agencies, remote selling, energy stores) with a strong focus on web channels.
In the Industrial segment our commercial offers will be boosted by new products which will enable our customers to benefit from increasing flexibility in terms of minimum take, original contractual clauses and a dynamic management of certain contracts in order to best suit even

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Eni Annual Report / Our strategy

more sophisticated customers’ needs. Furthermore, management intends to exploit synergies deriving from the integration of the Group commodity risk management and trading with the supply activities of the Gas & Power and the Refining & Marketing Divisions and the non-retail commercial sales of gas and LNG to fully centralize and optimize Eni’s commodity risk exposure.
The mitigation of the take-or-pay risk associated with long-term supply contracts is assuming a primary importance in the gas sector. In order to minimize the impact on future cash flows, management intends to renegotiate gas supply contracts and achieve a reduction in the annual minimum take, increased flexibility in logistics and commercial activities, as well as to optimize gas portfolio and maximize gas sales.
The power generation business model confirms the adoption of the combined cycle gas fired technology. Energy saving initiatives are planned. We project to boost the use of renewable energy by increasing the installed capacity of photovoltaic modules up to 20.2 MW to produce clean power at our industrial sites. In the 2013-2016 period, Eni will launch a "water & energy" project for achieving energy savings also with a more rational use of water.

The Refining & Marketing Division will continue facing a weak refining outlook plagued by declining fuels demand, excess capacity and risks of margin pressure due to upward trends in oil-linked raw material costs. In the refining activity Eni expects to gradually recover profitability throughout the plan period leveraging: (i) optimization of industrial plants and of logistics operations by means of higher flexibility, process integration and efficiency; (ii) selective investments which will target to upgrade conversion capacity and asset integrity; (iii) the conversion of the Venice plant into a "bio-refinery" to produce bio-fuels; (iv) cost reduction programs.
In Marketing operations management plans to strengthen Eni’s leadership in the Italian retail market leveraging on opportunities deriving from the liberalization process (i.e. closing stations with low throughput, boosting full "iperself" mode and development of non-oil activities).
In wholesale businesses, Eni intends to improve its position in established markets, recover efficiency, use web based tools to obtain a more efficient and economical relation with clients, reorganize its business units in order to gain greater operating efficiency.
Building on these initiatives, in the 2013-2016 four-year period, Eni expects; (i) to increase its adjusted EBIT under constant scenario assumptions (base 2012) by euro 0.5 billion by 2016 (in line with the previous Plan’s targets); (ii) to maintain its retail market share in Italy.
Research projects will focus on (i) technologies for the total conversion of the barrel and reduction of the environmental footprint in refining processes; (ii) quality improvement of fuels at economic conditions; (iii) production of bio-fuels.
Our targets in environmental sustainability include energy saving projects aimed at cutting emissions and use of fresh water; in particular our commitment is to reach total savings of 106 ktoe/y (of which 45 ktoe/y from 2013) entailing a saving in CO2 emissions of 307 ktonnes/y (of which 130 ktonnes/y from 2013). Water reuse projects at Gela and Sannazzaro are expected to lead to savings of water of 5 mmcm/y.

Eni’s Chemical segment is exposed to fluctuations in the economic cycles, competitive pressures and the risk of increases in the cost of oil-based raw materials in particular in its more commoditized lines of business and in those with low technologic content.
Eni confirms its strategy of progressively reducing the exposure to loss-making commodity chemicals while at the same time developing innovative and niche productions which are expected to yield better returns such as elastomers and the expansion of the specialties segment. Eni intends to grow the green chemistry business leveraging on the ongoing project of converting its Porto Torres site in a modern plant for the manufacture of eco-compatible chemical products. This will allow Eni to: (i) diversify its petrochemical core business in the direction of an innovative sector with very high potential, supplying products with low environmental impact; (ii) settle the issues at critical industrial sites, re-qualifying

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Eni Annual Report / Our strategy

and restructuring them. In 2012 Matrìca SpA, a new 50-50 joint venture with Novamont, started the construction of the first two plants of the Green Pole project (bio-monomers and bio-lubricants). When fully operational in 2016-2017, the pole will include 6 plants and one research centre, with a total expenditure of approximately euro 500 million (including interventions on local infrastructure). New research lines have been activated in the area of products from renewable sources. In this field, Eni signed an agreement with Genomatica, a company active in bio-technologies and yulex.
The recent strategic alliances in Asia, supported by our technological know-how and the enhancement of Eni’s proprietary technology platform confirm a greater internationalization of our business, projecting it towards markets characterized by high-growth demand rates.

In the Engineering & Construction segment, Eni confirms its target of consolidating the global competitive position achieved in the offshore and onshore businesses and its role as high-quality niche player in the deepwater drilling business. Saipem will leverage on the enhancement of the EPC(I)-oriented business model, its world-class technology, engineering and delivering skills, its strong local presence and established relationships with oil Majors and National Oil Companies.
In this light the company targets to strengthen its construction ability particularly in large highly-complex projects, in harsh environments, keeping a selective commercial approach. Our focus on local content in strategic areas will contribute to the monetization of achieved competitive advantages. For the next four years, Eni expects to significantly increase its workforce outside Italy. Our initiatives with local communities foresee an expenditure of approximately euro 6.2 million in the 2013-2016 four-year period dedicated mainly to the social and economic development of communities in Kazakhstan, Indonesia, Nigeria, Brazil and Peru.

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Eni Annual Report / Risk Management

(1) Potential events that can affect Eni’s activities and whose occurrence could hamper the achievement of the main corporate objectives.	Eni has developed and adopted a model for Integrated Risk Management (IRM) that targets to achieve a comprehensive and selective view of the Company main risks[1], greater consistency among internally-developed methodologies and tools to manage risks and a strengthening of the organization awareness, at any level, that suitable risk evaluation and mitigation may influence the delivery of Corporate targets and value.

Integrated Risk Management Model

The IRM has been defined consistently with international principles and best practices. It is an integral part of the Internal Control and Risk Management System (see page 24) and is structured on three levels.

The first level is represented by risk owners, whose responsibility lies in risk assumption and related treatment measures.

The second level concerns the risk control functions that cooperate in drafting the methodologies and risk management tools and perform control activities through structures that are independent from operating management.

The third level is represented by the independent assurance provider that provides independent certifications on the planning and functioning of risk management processes.

Its strong point is represented by risk governance that attributes a central role to the Board of Directors. The Board, with the support of the Control and Risk Committee outlines the guidelines for risk management, so as to ensure that the main corporate risks are properly identified and adequately assessed, managed and monitored.
The CEO implements the guidelines defined by the Board, overseeing the design, implementation and management of the Internal Control and Risk Management System, constantly checking its adequacy and efficacy. In particular, through the process of Integrated Risk Management, the CEO ensures the identification, assessment, management, and monitoring of major risks and the evolution of the IRM process consistently with business dynamics and the regulatory environment.
The outcome of the process for reviewing the major risks and implementing the relevant treatment plans are presented to the Risk Committee, chaired by the CEO. The CEO then presents them to the Board of Directors which in turn assesses at least once a year the adequacy and efficacy of the Internal Control and Risk Management System with reference to Eni’s fundamentals and the risk profile assumed and compatible with corporate objectives.

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Eni Annual Report / Risk Management

Our process of integrated risk management

The IRM model is implemented through a process of integrated management which is both continuous and dynamic and leverages on the risk management systems already adopted by each business unit and corporate processes.
This process includes risk assessment activities (identification, assessment and analysis), treatment, monitoring and reporting of risks. Starting from these and keeping account of their peculiarities and aims, specific tools and methodologies are applied. Based on the guidelines provided by the Board of Directors, the first step consists in the definition of the scope of risk assessment which targets the Company risks that might impact the achievement of corporate objectives (including sustainability initiatives) to the highest degree. The objectives are articulated by business areas, organizational functions, functional areas, and when necessary by processes. During the risk assessment step, the following activities are performed: (i) identification of risks, aiming at identifying and describing the major risk events; (ii) assessment and analysis, aiming at evaluating extent and reach of the identified risks, considering their triggers and impacts[2] and the associated probability of occurrence. This activity provides, among other things, useful information to evaluate whether a given risk warrants a treatment plan and, if so, what strategies and modes are the most suitable.
In the IRM model risk typologies of various kinds are considered and their classification (risk model), in line with the best practices on the marketplace, represents a constant and updated framework for integrated risk management. The model entails an articulation of risks by Country, regulatory developments, environment, finance, strategy and operations. The basic feature of the IRM model is the integrated and cross-sectional assessment of risks according to rankings of probability (from remote to probable) and impact (from negligible to extreme). In assessing the impact, management evaluates both quantitative parameters (i.e. reduction in results of operations and cash flows, and operating-productive impact) and qualitative aspects (impact on the company’s reputation, on social, environmental, health and safety aspects). The matrix of probability and impact allows calculating a risk scoring as a combination of probability and impact levels. For the main risks identified and assessed in the risk assessment activity, the most adequate risk treatment strategies are defined such as avoiding, retaining, reducing or sharing a given risk.

(2) Impacts or effects that would take place in a given time frame in case of occurrence of a risk.
The monitoring of main risks and the related treatment plans through specific indicators (Key Risk Indicator, Key Control Indicator, Key Performance Indicator) allow to identify improvement areas in the management of major risks, to analyze their evolution in terms of treatment measures (also with reference to developing and updating risk management models) and to timely identify potential new risks.
In order to support decision making processes and to allow an integrated risk management, reporting activities ensure the availability and representation of information collected and processed in the model phases at the various corporate levels.	_	Main risks identified, monitored and managed by Eni ________________________________

     › financial
     › country risk
     › regulatory developments
     › operating
     › environment
     › strategic

     A detailed description
     of the major risks for Eni
     is included in the "Risk Factors
     and Uncertainties" section.

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Eni Annual Report / Governance

Eni considers sound Corporate Governance[1] to be a foundation stone of its business model, understanding that good governance is a prerequisite for pursuing its corporate mission while ensuring compliance with standards of fairness and cost effectiveness: the governance system is designed to support the relationship of trust between Eni and its stakeholders and, supplementing Eni’s business strategy, to help achieve stable results and create sustainable value over a long-term period. Eni, as Italy’s top company by capitalization, is committed to building a Corporate Governance system inspired by excellence. In line with the principles set out in its Corporate Governance Policy, Eni has participated in the debate on issues regarding the management and control of listed companies, developing a number of proposals for the Italian Corporate Governance system. Many of the proposals were included in the recommendations introduced with the Corporate Governance Code in December 2011[2]. Furthermore, with a view to continuously improving the Corporate Governance system of Eni and its subsidiaries, numerous internal initiatives were undertaken in 2012 to implement as completely as possible the recommendations set out in the Code and, above all, to promote the highest standards that Eni pursues in this field.

Eni’s Corporate Governance structure

(1) For further information on Eni’s Corporate Governance system, please refer to Eni’s Corporate Governance Report, published on the Company’s website in the Governance section.

(2) Specifically, the new edition of the 2011 Corporate Governance Code incorporates the proposals on diversity (not limited to gender diversity) of directors; on introducing staggered boards; the strategic role of the Board of Directors; the rationalization of controls; and streamlining the formalities and procedures for Shareholders’ Meetings.

(3) More specifically, with regard to the composition of the boards of unlisted subsidiaries and the establishment of the criteria for designating their members, the Eni Board of Directors has decided to move forward the effects of the law on gender balance within Eni’s Italian subsidiaries, requiring that at least 1/3 of the members of the boards appointed starting from 2012 be women with regard to those appointments that Eni may make as shareholder. Upon the appointment of the boards of directors of 15 Italian subsidiaries comprised of Eni employees, 35.1% of the directors are women out of those positions appointable by Eni, compared with 7.4% during the previous term, and 34.2% of the standing statutory auditors are women, again out of the total positions appointable by Eni, compared with 2.6% during the previous term.

The Corporate Governance arrangements of Eni are structured along the lines of the traditional model, which, without prejudice to the responsibilities of the Shareholders’ Meeting, assigns corporate management duties to the Board of Directors, monitoring functions to the Board of Statutory Auditors and statutory auditing of the accounts to the audit firm.
The Board of Directors and the Board of Statutory Auditors of Eni are appointed by the Shareholders’ Meeting using a slate voting mechanism. Three directors and two statutory auditors, including the Chairman of the Board of Statutory Auditors, are appointed by the non-controlling shareholders. In addition, of the nine directors, eight are non-executive directors, and seven of these meet the independence requirements as provided for by law and the Corporate Governance recommendations. Starting with the next election, the Board of Directors and Board of Statutory Auditors must have balanced representation of the genders, as provided for by law and already incorporated into the Company’s By-laws as of 2012.
The Board of Directors, which plays a central role in the Company’s governance, has appointed a Chief Executive Officer and delegated to the Chairman powers to identify and pursue integrated projects and international agreements of strategic importance.
Among those powers reserved to the Board, it has identified the most important strategic, operational and organizational responsibilities, in addition to those that cannot be delegated by law. Specifically, it has reserved to itself a central role in the areas of internal control and risk management, as well as in setting the key Corporate Governance[3] guidelines for Eni. The Board has also retained the exclusive power to set sustainability policies and agree upon the results to be presented to the Shareholders’ Meeting through an integrated reporting system that demonstrates how good performance in sustainability creates long-term value.
The Board of Directors has established four internal committees with consulting and advisory functions: the Control and Risk Committee, the Compensation Committee, the

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Eni Annual Report / Governance

Nomination Committee and the Oil-Gas Energy Committee. The following chart provides a graphical representation of the Company’s Corporate Governance structure:	a) Appointed by the minority list.
In order for the Board to take strategic decisions in an informed manner, adequately overseeing and monitoring operations, the Directors must be kept fully informed in a timely manner. For that purpose, Board meetings follow specific procedures and are carefully planned, with the help of the Board Secretary, by the Chairman, who provides leadership and moderates the discussion so as to give each Director the opportunity to make an effective contribution.
In addition, following the appointment of the corporate boards in June 2011, Eni introduced a new training program (the "Board Induction") for newly appointed Directors and Statutory Auditors, in which other members of the two bodies were also invited to participate. The program continued in 2012 ("Ongoing Induction"), with an in-depth examination of business issues and with visits to a number of operating facilities. Sustainability and business ethics were also addressed in the induction process, with the goal of training Directors and Statutory Auditors to understand how social and environmental issues affect the business environment, and how social and regulatory trends can create new opportunities and risks[4].
In 2012, Eni also conducted a training program for new members of the boards of directors of Eni’s subsidiaries, emphasizing the contribution of diversity within the boards. The Board also conducted, for the seventh consecutive year, a self-assessment ("Board Review") of	(4) Eni is member of the UN Global Compact LEAD Group, actively contributing to the "Board Education Program" project.

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Eni Annual Report / Governance

the composition of the Board and its operation, with the support of an independent external advisor. At the same time, with the support of the same external advisor, Eni’s Board also carried out a peer review process for Directors for the second year consecutive. The peer review process consists of an evaluation by each Director of the contribution made by the other Directors. The board review and the peer review are instruments for continually improving the quality of Eni governance and the effectiveness of the Board.

Remuneration policy

Eni’s remuneration policy for its Directors and top management is established in accordance with the recommendations of the Corporate Governance Code and best practices in the field. The Policy seeks to attract personnel with high-level professional and management skills and to align the interests of management with the priority objective of creating value for shareholders over the medium/long-term. For that purpose, the structure of the remuneration of Eni’s top management is established on the basis of the position and the responsibilities assigned, with due consideration given to market benchmarks for similar positions and the significance of the persons involved. Remuneration is composed of a balanced mix of fixed and variable components. Under the Eni remuneration policy, considerable importance is given to the variable component, which is linked to results through a system of incentives tied to the achievement of performance/financial, business development and operational objectives, defined in terms of the sustainability of the results, in line with the Company’s Strategic Plan[5]. The remuneration policies were submitted to the Shareholders’ Meeting of 2012 and received its full support[6].

(5) For more information, see the Remuneration Report, available on the Company’s website, in which the Remuneration Policy is subject to an advisory vote of the Shareholders’ Meeting.

(6) More specifically, Eni received a vote that was much higher than the average for major Italian listed companies. Of the 56.4% of the share capital represented at the meeting, 92.6% of the shares present voted in favor, corresponding to 52.2% of Eni share capital.

The internal control and risk management system

Eni has adopted an integrated, comprehensive internal control and risk management system based on tools and the circulation of information that, involving all Eni personnel, reach all the way up to the Company’s top management.
The members of the Board, as well as the members of the other corporate bodies and all Eni personnel, are required to comply with Eni’s Code of Ethics (an integral part of the Company’s Model 231), which sets out the rules of conduct for the fair and proper management of the Company’s business.
In 2012, consistent with the recommendations of the Corporate Governance Code adopted on April 26, 2012, the Board of Directors, with the assistance of the Control and Risk Committee, began a number of important initiatives to further strengthen the internal control system, particularly in the area of risk management. Eni adopts a risk prevention approach that supports informed decision-making processes, as well as, where possible, the translation of the principal risks into opportunities and competitive advantage.
In this context, Eni has evolved the existing system to develop a new integrated risk management model that makes it possible, through the dissemination of a common language and the use of common tools, to achieve a comprehensive view of the primary risks faced by the Company.
To this end, in April 2012, the Risk Committee (chaired by the CEO and composed of Eni’s top management) and the Integrated Risk Management unit (reporting directly to the CEO) were formed. At the meeting of December 13, 2012, the CEO reported to the Board of Directors on the results of the integrated risk assessment cycle performed to identify and measure the primary business risks. In addition, after consulting with the Control and Risk Committee, the Board approved the "Integrated Risk Management Principles", charging the CEO, as the director responsible for the internal control and risk management system, with the job of implementing the principles through specific internal rules, which were issued on December 18, 2012.

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Eni Annual Report / Governance

The project to rationalize the control and risk management system also led to the adoption, in March 2013, of a unified integrated risk management manual setting out the duties, the responsibilities and the procedures for coordinating the actions of the main actors involved. More specifically, the Board has sought to govern the coordination between the system actors in order to maximize its efficiency and reduce duplication, unifying the schedule for reporting to top management, thereby permitting the Board, with the support of the Control and Risk Committee, to assess the system with a complete vision of the situation.
An integral part of the Eni internal control system is the internal control system for financial reporting, the goal of which is to provide reasonable certainty as to the reliability of the financial reporting itself and as to the ability of the financial report preparation process to generate such information in accordance with generally accepted international accounting standards. Eni’s CEO and CFO are responsible for planning, establishing and maintaining the internal control system for financial reporting. The CFO also serves as the officer in charge of preparing financial reports (FRO), who must satisfy specific professional requirements set out in the Eni Bylaws.
The nomination for the position is proposed by the CEO in agreement with the Chairman. The CFO/FRO establishes the administrative and accounting procedures for preparing the periodic accounting documentation and any other financial disclosures, certifies along with the CEO the adequacy and effective application of these procedures, as well as the veracity of accounting documents and their compliance with applicable regulations. The CFO/FRO plays an important role in providing support to the unit responsible for the Company’s Integrated Risk Management process.

Transparency and communication with the public

The foregoing reflects, albeit in brief, the most important management and control issues that characterize the governance system and rules. Eni also places great emphasis on open, transparent communication with its shareholders and all other stakeholders, underscoring its continuing commitment to ensuring that each and every shareholder can effectively exercise their rights. Eni is committed to making complete, timely, understandable, freely accessible information available to all. Information is a strategic business asset and as such must be managed so as to ensure that the interests of the Company, its shareholders and the market are protected. To this end, on October 29, 2012, the Eni Board of Directors, acting on the proposal of the CEO after consultation with the Control and Risk Committee, approved the new Market Abuse procedure, establishing the principles for the proper internal management and disclosure of corporate information, consolidating in one set of rules the three previous regulations on market abuse in order to rationalize Company rules for preventing market abuse and make them more effective.

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Exploration & Production

Key performance indicators
		2010	2011	2012
Employees injury frequency rate	(No. of accidents per million of worked hours)	0.72	0.41	0.28
Contractors injury frequency rate		0.48	0.41	0.36
Fatality index	(No. of fatalities per 100 million of worked hours)	7.90	1.83	0.81

Net sales from operations (a)	(euro million)	29,497	29,121	35,881
Operating profit		13,866	15,887	18,451
Adjusted operating profit		13,898	16,075	18,518
Adjusted net profit		5,609	6,865	7,425
Capital expenditure		9,690	9,435	10,307
Adjusted ROACE	(%)	16.0	17.2	17.6

Profit per boe (b)	($/boe)	11.91	16.98	15.95
Opex per boe (b)		6.14	7.28	7.10
Cash flow per boe (d)		25.52	31.65	32.77
Finding & Development cost per boe (c) (d)		19.32	18.82	17.37
Average hydrocarbons realizations (d)		55.60	72.26	73.39

Production of hydrocarbons (d) (e)	(kboe/d)	1,815	1,581	1,701
Estimated net proved reserves of hydrocarbons (d) (e)	(mmboe)	6,843	7,086	7,166
Reserves life index (d) (e)	(years)	10.3	12.3	11.5
Organic reserves replacement ratio net of updating the natural gas conversion factor (d)	(%)	127	143	147

Employees at year end	(units)	10,276	10,425	11,304
of which: outside Italy		6,370	6,628	7,371
Oil spills	(bbl)	3,820	2,930	3,093
Oil spills from sabotage and terrorism		18,695	7,657	8,384
Produced water re-injected	(%)	44	43	49
Direct GHG emissions	(mmtonnes CO2 eq)	31.20	23.59	28.46
of which: from flaring		13.83	9.55	9.46
Community investment	(euro million)	72	62	59

(a) Before elimination of intragroup sales.
(b) Consolidated subsidiaries.
(c) Three-year average.
(d) Includes Eni’s share of equity-accounted entities.
(e) From July 1, 2012, Eni has updated the natural gas conversion factor from 5,550 to 5,492 standard cubic feet of gas per barrel of oil equivalent. The effect of this update on production expressed in boe was 9 kboe/d for the full-year 2012 and on the initial reserves balance as of January 1, 2012 amounted to 40 mmboe. For further information see the paragraph "Summary of significant accounting policies" in the Notes to the Consolidated Financial Statements.

Performance of the year

› In 2012 employees and contractors injury frequency rate declined by 31.7% and 12.2% compared to the previous year. Eni continues to promote operations aimed at ensuring high safety standards.
› Total greenhouse gas emissions increased by 20.6% due to the recovery of activities in Libya. Greenhouse gas emissions from flaring were in line with 2011 (down 0.9%).
› Oil spills increased in the full year (up 5.6% from accidents and up 9.5% from sabotage and terrorism) due to force majeure and security issues in Nigeria.
› Achieved the best ever levels in re-injection of the produced water with a level of 49%. In particular, the water re-injection project at the Belayim field (Eni’s interest 100%) in Egypt reported a level equal to 99%.
› In 2012 the E&P Division reported a record performance with an adjusted net profit amounting to euro 7,425 million (up 8.2% from

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Eni Annual Report / Operating Review

2011) driven by an ongoing production recovery in Libya.
› Eni reported oil and natural gas production for the full year of 1,701 kboe/day (up 7% form 2011)1 sustained by the recovery of activities in Libya, the start-up/ramp-up of fields, particularly in Russia and Australia, and higher production in Iraq.
› Estimated net proved reserves at December 31, 2012 was an eight-year record at 7.17 bboe based on a reference Brent price of $111 per barrel. The organic reserves ratio was 147% 1 with a reserves life index of 11.5 years (12.3 years in 2011).
All sources reserves replacement ratio was 107%1.

Exploration activity

Full year 2012 was a record for exploration, adding 3.64 bboe of discovered resources, about six times production of the year, increasing Eni’s reserves to best ever levels with rapid time-to-market and cost effectiveness. Eni’s approach in the selective development initiatives, advanced technologies and knowledge management of core basins will be the key to achieve future targets:
› The exploration campaign executed in Mozambique in the Area 4 offshore the Rovuma basin proved the Mamba gas complex to be the largest discovery in the Company’s exploration history. Eni estimates the full mineral potential of Area 4 at 75 Tcf of gas in place. The geological studies confirmed the high productivity of exploration wells. This means that this huge resource base can be exploited with a limited number of producing wells that will make the upstream project highly efficient.
› In the Barents Sea, appraisal activities at the Skrugard discovery and the new Havis discovery showed recoverable reserves estimated at approximately 500 mmbbl at 100% in the license PL 532 (Eni’s interest 30%).
› In Ghana, appraisal activities at the Sankofa discovery in the Offshore Cape Three Points license (Eni operator with a 47.22% interest) confirmed the overall potential of the discovery to be around 450 million barrels of oil in place.
› A relevant onshore discovery in Pakistan with an estimated resource from 300 to 400 bcf of gas in place and in line with Eni’s strategy of focusing on conventional and synergic assets.
› Onshore exploration activity in Libya was resumed by drilling the A1-108/4 exploration well that will reach a total depth of approximately 4,420 meters. This is the first well of an onshore exploration campaign that will continue in 2013, marking a relevant step in the full recovery of Eni’s upstream activity in the Country.
› Other significant exploration successes were achieved in Egypt, Congo, Indonesia, Angola, the United States and Nigeria where synergies with existing infrastructures ensure to reduce time-to-market discovered resources.
› Eni’s portfolio was boosted with the acquisition of new exploration acreage in high potential areas such as Kenya, Liberia, Vietnam, Cyprus, offshore Russia and shale gas in Ukraine, as well as legacy areas such as China, Pakistan, Indonesia and Norway.
› In 2012 exploration expenditure amounted to euro 1,850 million (up 52.9% from 2011) to complete 60 new exploratory wells (34.1 net to Eni). The overall commercial success rate was 40% (40.8% net to Eni). In addition 144 exploratory wells drilled are in progress at year end (62 net to Eni).

Sustainability and portfolio developments

› Signed an agreement with CNPC/Petrochina to sell 28.57% of the share capital of our subsidiary Eni East Africa, which currently owns 70% interest in Area 4 in Mozambique, for an agreed price equal to $4,210 million. The deal is subject to approval by relevant authorities. Once finalized, CNPC indirectly acquires, through its 28.57% equity investment in Eni East Africa, a 20% interest in Area 4, while Eni will retain the 50% interest through the remaining controlling stake in Eni East Africa.
› The international Contracting Companies of the Final Production Sharing Agreement (FPSA) of the Karachaganak field and the Republic of Kazakhstan closed a settlement agreement of all pending claims relating to the recovery of costs incurred to develop the field. The Contracting Companies divested 10% of their rights and interest in the project to Kazakhstan’s KazMunaiGas for $1 billion net cash consideration ($325 million being Eni’s share). Eni’s interest in the Karachaganak project has been reduced to 29.25% from the 32.5% previously held.
› Signed an agreement with Anadarko Petroleum Corporation establishing basic principles for the coordinated development of common offshore activities in Area 4, operated by Eni and Area 1, operated by Anadarko. Furthermore, the two companies will jointly plan and construct onshore LNG liquefaction facilities in Northern Mozambique.
› Signed a Memorandum of Understanding with the Vietnamese national oil company PetroVietnam for the development of business opportunities in Vietnam and abroad.
› The Consortium partners and the Authority of the Republic of Kazakhstan reached an agreement on the Amendment to the sanctioned development plan of the Kashagan field (Amendment 4) which included an update to the project schedule, a revision of investments estimate and the settlement of all pending claims relating to recoverable costs and other tax matters. The commercial production start-up is expected by the end of the first half of 2013.
› Achieved a Memorandum of Understanding with the Authority of the Yamal-Nenets, in Russia, for implementing joint socio-economic and cultural projects in the area.
› Developed a training program in the field of human rights for staff, in particular employed in the security area, at Eni’s subsidiaries in Congo and Angola. The activities involved about 900 employees in the Pointe Noire and Luanda area, respectively.

(1) Excluding the impact of updating the natural gas conversion rate.

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Eni Annual Report / Operating Review

› Divested production and development assets in Italy, Nigeria, Norway, the United Kingdom and offshore Gulf of Mexico confirming a selective growth approach to optimize Eni’s asset portfolio and to enhance the competitiveness of Eni’s full-cycle production costs.
› Sanctioned by Venezuelan authorities the development plan of the Perla gas project, in Block Cardón IV (Eni’s interest 50%), in the Gulf of Venezuela. In 2012 two more phases were sanctioned to reach a plateau production of approximately 1,200 mmcf/d.
› Made final investment decisions to develop fields, in addition to the above mentioned Perla field, in Angola, Congo and Nigeria as well as other minor projects in Italy which are expected to add 59 kboe/d in 2016.
› Development expenditure was euro 8,304 million (up 12.9% from 2011) to fuel the growth of major projects in Norway, the United States, Congo, Italy, Kazakhstan, Angola and Algeria.
› In 2012 overall R&D expenditure of the Exploration & Production Division amounted to approximately euro 94 million (euro 90 million in 2011).

Reserves

Overview
The Company has adopted comprehensive classification criteria for the estimate of proved, proved developed and proved undeveloped oil and gas reserves in accordance with applicable US Securities and Exchange Commission (SEC) regulations, as provided for in Regulation S-X, Rule 4-10. Proved oil and gas reserves are those quantities of liquids (including condensates and natural gas liquids) and natural gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, under existing economic conditions, operating methods, and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain.
Oil and natural gas prices used in the estimate of proved reserves are obtained from the official survey published by Platt’s Marketwire, except when their calculation derives from existing contractual conditions. Since 2009, prices are calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. Prices include consideration of changes in existing prices provided only by contractual arrangements.
Engineering estimates of the Company’s oil and gas reserves are inherently uncertain. Although authoritative guidelines exist regarding engineering criteria that have to be met before estimated oil and gas reserves can be designated as "proved", the accuracy of any reserves estimate is a function of the quality of available data and engineering and geological interpretation and evaluation. Consequently, the estimated proved reserves of oil and natural gas may be subject to future revision and upward and downward revisions may be made to the previous booking of reserves due to analysis of new information.
Proved reserves to which Eni is entitled under concession contracts are determined by applying Eni’s share of production to total proved reserves of the contractual area, in respect of the duration of the relevant mineral right. Proved reserves to which Eni is entitled under PSAs are calculated so that the sale of production entitlements should cover expenses incurred by the Group to develop a field (Cost Oil) and recognize the Profit Oil set contractually (Profit Oil). A similar scheme applies to buy-back and service contracts.

Reserves Governance
Eni retains rigorous control over the process of booking proved reserves, through a centralized model of reserves governance. The Reserves Department of the Exploration & Production Division is entrusted with the task of: (i) ensuring the periodic certification process of proved reserves; (ii) continuously updating the Company’s guidelines on reserves evaluation and classification and the internal procedures; and (iii) providing training of staff involved in the process of reserves estimation. Company guidelines have been reviewed by DeGolyer and MacNaughton (D&M), an independent petroleum engineering company, which has stated that those guidelines comply with the SEC rules[2]. D&M has also stated that the Company guidelines provide reasonable interpretation of facts and circumstances in line with generally accepted practices in the industry whenever SEC rules may be less precise. When participating in exploration and production activities operated by others entities, Eni estimates its share of proved reserves on the basis of the above guidelines.
The process for estimating reserves, as described in the internal procedure, involves the following roles and responsibilities: (i) the business unit managers (geographic units) and Local Reserves Evaluators (LRE) are in charge with estimating and classifying gross reserves including assessing production profiles, capital expenditure, operating expenses and costs related to asset retirement obligations; (ii) the petroleum engineering department at the head office verifies the production profiles of such properties where significant changes have occurred; (iii) geographic area managers verify the commercial conditions and the progress of the projects; (iv) the Planning and Control Department provides the economic evaluation of reserves; (v) the Reserves Department, through the Division Reserves Evaluators (DRE), provides independent reviews of fairness and correctness of classifications carried out by the above mentioned units and aggregates worldwide reserves data.
The head of the Reserves Department attended the "Politecnico di Torino" and received a Master of Science degree in Mining Engineering in 1985. She has more than 25 years of experience in the oil and gas industry and more than 15 years of experience in evaluating reserves.

(2) The reports of independent engineers are available on Eni website eni.com section Publications/Annual Report 2009.

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Eni Annual Report / Operating Review

Staff involved in the reserves evaluation process fulfils the professional qualifications requested and maintains the highest level of independence, objectivity and confidentiality in accordance with professional ethics. Reserves Evaluators qualifications comply with international standards defined by the Society of Petroleum Engineers.

Reserves independent evaluation
Since 1991, Eni has requested qualified independent oil engineering companies to carry out an independent evaluation[3] of part of its proved reserves on a rotational basis. The description of qualifications of the persons primarily responsible for the reserves audit is included in the third party audit report[4]. In the preparation of their reports, independent evaluators rely upon information furnished by Eni, without independent verification, with respect to property interests, production, current costs of operations and development, sales agreements, prices and other factual information and data that were accepted as represented by the independent evaluators. These data, equally used by Eni in its internal process, include logs, directional surveys, core and PVT (Pressure Volume Temperature) analysis, maps, oil/gas/water production/injection data of wells, reservoir studies, technical analysis relevant to field performance, long-term development plans, future capital and operating costs.
In order to calculate the economic value of Eni’s equity reserves, actual prices applicable to hydrocarbon sales, price adjustments required by applicable contractual arrangements and other pertinent information are provided by Eni to third party evaluators.
In 2012 Ryder Scott Company and DeGolyer and MacNaughton[3] provided an independent evaluation of approximately 33% of Eni’s total proved reserves at December 31, 2012[5], confirming, as in previous years, the reasonableness of Eni internal evaluation. In the 2010-2012 three year period, 92% of Eni total proved reserves were subject to an independent evaluation. As at December 31, 2012, the principal Eni properties not subjected to independent evaluation in the last three years were Bouri and Bu Attifel (Libya) and M’Boundi (Congo).

Movements in estimated net proved reserves
Eni’s estimated proved reserves were determined taking into account Eni’s share of proved reserves of equity-accounted entities. Movements in Eni’s 2012 estimated proved reserves were as follows:

i

(mmboe)	Consolidated subsidiaries	Equity-accounted entities	Total
Estimated net proved reserves at December 31, 2011			5,940		1,146		7,086
Extensions, discoveries and other additions, revisions of previous estimates, improved recovery and other factors, excluding price effect		609		406		1,015
Price effect		(60)		(2)		(62)
Reserve additions, total			549		404		953
Sales of minerals-in-place			(212)		(38)		(250)
Production of the year			(610)		(13)		(623)
Estimated net proved reserves at December 31, 2012			5,667		1,499		7,166
Organic reserves replacement ratio (a)	(%)						147
All sources reserves replacement ratio (a)	(%)						107

(a) Net of updating the natural gas conversion factor. This factor has been updated to 1 barrel of oil = 5,492 cubic feet of gas in 2012.

Additions to proved reserves booked in 2012 were 953 mmboe (including the impact of gas conversion factor update equal to 40 mmboe) and derived from: (i) revisions of previous estimates were 576 mmboe mainly reported in Venezuela, Kazakhstan, Nigeria and Egypt; (ii) extensions, discoveries and other factors were 349 mmboe, with major increases booked in Venezuela, Kazakhstan and Angola; (iii) improved recovery were 28 mmboe mainly reported in Algeria and Nigeria.

In spite of stable Brent price at $111 per barrel, all sources additions were adversely affected by the unfavorable movements in oil and gas prices on reserves entitlements in certain PSAs and service contracts and in the economics of marginal productions (down 62 mmboe).

Sales of minerals-in-place were 250 mmboe and resulted from the disposals of Snam (in particular the divestment of 139 mmboe of Stogit reserves) and Galp (38 mmboe) (for more details see "Disposals") as well as the change of participation interest in the Karachaganak field (48 mmboe; see "Main exploration and development projects-Karachaganak) and other non strategic assets (25 mmboe).

(3) From 1991 to 2002, DeGolyer and MacNaughton; from 2003, also Ryder Scott.
(4) The reports of independent engineers are available on Eni website eni.com section Publications/Annual Report 2012.
(5) Includes Eni’s share of proved reserves of equity accounted entities

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Eni Annual Report / Operating Review

In 2012 Eni achieved an organic reserves replacement ratio[6] of 147% on a comparable basis i.e. excluding the effect of the revision of the gas conversion rate. All sources reserves replacement ratio was 107% on a homogeneous basis. Reserves life index was 11.5 years (12.3 years in 2011).

Proved undeveloped reserves
Proved undeveloped reserves as of December 31, 2012 totaled 3,650 mmboe (including the impact of the gas conversion factor update equal to 20 mmboe). At year-end, proved undeveloped reserves of liquids amounted to 1,544 mmbbl, mainly concentrated in Africa and Kazakhstan. Proved undeveloped reserves of natural gas amounted to 11,568 bcf, mainly located in Africa, Russia and Venezuela. Proved undeveloped reserves of consolidated subsidiaries amounted to 1,322 mmbbl of liquids and 5,225 bcf of natural gas.
In 2012, total proved undeveloped reserves increased by 334 mmboe due to new projects sanctions mainly in Venezuela, Angola e Congo (approximately 438 mmboe) as well as due to upwards and downwards revisions mainly related to contractual and technical revisions, price effect and portfolio operations.
During 2012, Eni converted 227 mmboe of proved undeveloped reserves to proved developed reserves due to development activities, production start-ups and revisions. The main reclassifications to proved developed reserves are related to the following fields/projects: Samburgskoye (Russia), CAFC and MLE (Algeria), Seth (Egypt), Marulk and Tyrihans (Norway), M’Boundi (Congo), Clochas (Angola), Zubair (Iraq) and Nikaitchuq (USA).
In 2012, capital expenditure amounted to approximately euro 1.9 billion and was made to progress the development of proved undeveloped reserves.
Reserves that remain proved undeveloped for five or more years are a result of several physical factors that affect the timing of the projects development and execution, such as the complex nature of the development project in adverse and remote locations, physical limitations of infrastructures or plant capacity and contractual limitations that establish production levels. The Company estimates that approximately 1.1 bboe of proved undeveloped reserves have remained undeveloped for five years or more with respect to the balance sheet date, mainly related to: (i) the Kashagan project in Kazakhstan (approximately 0.6 bboe) where development activities are progressing and production start-up is targeted by the end of the first half 2013. (For more details regarding this project please refer to "Main exploration and development projects-Kashagan"); (ii) some Libyan gas fields (0.27 bboe) where development completion and production start-up are planned according to the delivery obligations set forth in a long-term gas supply agreement currently in force. In order to secure fulfillment of the contractual delivery quantities, Eni will implement phased production start-up from the relevant fields, which are expected to be put in production over the next several years; and (iii) other projects including a gas asset located in Siberia where development activities are progressing.

Delivery commitments
Eni sells crude oil and natural gas from its producing operations under a variety of contractual obligations. Some of these contracts, mostly relating to natural gas, specify the delivery of fixed and determinable quantities.
Eni is contractually committed under existing contracts or agreements to deliver in the next three years mainly natural gas to third parties for a total of approximately 431 mmboe from producing assets located mainly in Australia, Egypt, Libya, Nigeria, Norway and Russia.
The sales contracts contain a mix of fixed and variable pricing formulas that are generally referenced to the market price for crude oil, natural gas or other petroleum products. Management believes it can satisfy these contracts from quantities available from production of the Company’s proved developed reserves and supplies from third parties based on existing contracts. Production will account for approximately 72% of delivery commitments.
Eni has met all contractual delivery commitments as of December 31, 2012.

(6) Organic ratio of changes in proved reserves for the year resulting from revisions of previously reported reserves, improved recovery, extensions and discoveries, to production for the year. All sources ratio includes sales or purchases of minerals in place. A ratio higher than 100% indicates that more proved reserves were added than produced in a year. The Reserves Replacement Ratio is not an indicator of future production because the ultimate development and production of reserves is subject to a number of risks and uncertainties. These include the risks associated with the successful completion of large-scale projects, including addressing ongoing regulatory issues and completion of infrastructure, as well as changes in oil and gas prices, political risks and geological and environmental risks.

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Eni Annual Report / Operating Review

Estimated net proved hydrocarbons reserves (a)
Liquids (mmbbl)	Natural gas (bcf)	Hydrocarbons (mmboe)	Liquids (mmbbl)	Natural gas (bcf)	Hydrocarbons (mmboe)	Liquids (mmbbl)	Natural gas (bcf)	Hydrocarbons (mmboe)
Consolidated subsidiaries	2010	2011	2012

Italy	248	2,644	724	259	2,491	707	227	1,633	524
Developed	183	2,061	554	184	1,977	540	165	1,325	406
Undeveloped	65	583	170	75	514	167	62	308	118
Rest of Europe	349	1,401	601	372	1,425	630	351	1,317	591
Developed	207	1,103	405	195	995	374	180	925	349
Undeveloped	142	298	196	177	430	256	171	392	242
North Africa	978	6,207	2,096	917	6,190	2,031	904	5,558	1,915
Developed	656	3,100	1,215	622	3,070	1,175	584	2,720	1,080
Undeveloped	322	3,107	881	295	3,120	856	320	2,838	835
Sub-Saharan Africa	750	2,127	1,133	670	1,949	1,021	672	2,061	1,048
Developed	533	1,550	812	483	1,437	742	456	1,429	716
Undeveloped	217	577	321	187	512	279	216	632	332
Kazakhstan	788	1,874	1,126	653	1,648	950	670	2,038	1,041
Developed	251	1,621	543	215	1,480	482	203	1,401	458
Undeveloped	537	253	583	438	168	468	467	637	583
Rest of Asia	139	871	295	106	685	230	82	562	184
Developed	39	560	139	34	528	129	41	372	108
Undeveloped	100	311	156	72	157	101	41	190	76
America	134	530	230	132	590	238	154	449	236
Developed	62	431	141	92	385	162	109	334	170
Undeveloped	72	99	89	40	205	76	45	115	66
Australia and Oceania	29	544	127	25	604	133	24	572	128
Developed	20	539	117	25	491	112	24	459	107
Undeveloped	9	5	10		113	21		113	21
Total consolidated subsidiaries	3,415	16,198	6,332	3,134	15,582	5,940	3,084	14,190	5,667
Developed	1,951	10,965	3,926	1,850	10,363	3,716	1,762	8,965	3,394
Undeveloped	1,464	5,233	2,406	1,284	5,219	2,224	1,322	5,225	2,273
Equity-accounted entities
Rest of Europe					2
Developed
Undeveloped					2
North Africa	19	24	23	17	20	21	17	16	20
Developed	18	22	22	16	17	19	17	16	20
Undeveloped	1	2	1	1	3	2
Sub-Saharan Africa	6	118	28	22	338	83	16	353	81
Developed	4	4	5	4	4	4
Undeveloped	2	114	23	18	334	79	16	353	81
Rest of Asia	44	1,520	317	110	3,033	656	114	3,043	668
Developed	5	214	43		24	5	8	402	82
Undeveloped	39	1,306	274	110	3,009	651	106	2,641	586
America	139	22	143	151	1,307	386	119	3,355	730
Developed	25	6	26	25	8	26	19	6	20
Undeveloped	114	16	117	126	1,299	360	100	3,349	710
Total equity-accounted entities	208	1,684	511	300	4,700	1,146	266	6,767	1,499
Developed	52	246	96	45	53	54	44	424	122
Undeveloped	156	1,438	415	255	4,647	1,092	222	6,343	1,377

Total including equity-accounted entities	3,623	17,882	6,843	3,434	20,282	7,086	3,350	20,957	7,166
Developed	2,003	11,211	4,022	1,895	10,416	3,770	1,806	9,389	3,516
Undeveloped	1,620	6,671	2,821	1,539	9,866	3,316	1,544	11,568	3,650

(a) From July 1, 2012, Eni has updated the natural gas conversion factor from 5,550 to 5,492 standard cubic feet of gas per barrel of oil equivalent. For further information see the paragraph "Summary of significant accounting policies" in the Notes to the Consolidated Financial Statements.

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Eni Annual Report / Operating Review

Oil and natural gas production

Eni reported liquids and gas production for the full year of 1,701 kboe/d. This was calculated assuming a natural gas conversion factor to barrel equivalent which was updated to 5,492 cubic feet of gas equal 1 barrel of oil from July 1, 2012. On a comparable basis, i.e. when excluding the effect of updating the gas conversion factor, production reported an increase of 7% for the full year. The performance was driven by an ongoing recovery in Libyan production and continuing field start-up and ramp-up mainly in Russia and Australia as well as increased production in Iraq. These positives were partly offset by the temporary shutdown of the Elgin/Franklin field (Eni’s interest 21.87%) in the UK due to a gas leak, losses in Nigeria due to force majeure and mature field declines. The share of oil and natural gas produced outside Italy was 89% (88% in 2011).

Liquids production (882 kbbl/d) increased by 37 kbbl/d, or 4.4%, due to the ramp-up of Libyan production and growth registered mainly in: (i) Australia, due to the ramp-up of the Kitan field (Eni operator with a 40% interest); and (ii) Iraq, due to increased production at the Zubair field (Eni’s interest 32.8%). Production declined in the United Kingdom and Nigeria following the driver described above and mature field declines, mainly in Angola.

Natural gas production (4,501 mmcf/d) increased by 416 mmcf/d, or 9.5%. The performance was driven by the ramp-up of Libyan production and start-ups in: (i) Samburgskoye field (Eni’s interest 29.4%) in Russia, by means of start-up of the first and the second train with an expected production level of 95 kboe/d (28 kboe/d net to Eni); and (ii) Seth field in the Ras el Barr offshore concession (Eni’s interest 50%) in Egypt. Production plateau is expected at approximately 170 mmcf/d (approximately 11 kboe/d net to Eni). These positives were partly offset by lower production in the United Kingdom and facilities downtime in the United States.

Oil and gas production sold amounted to 598.7 mmboe. The 23.9 mmboe difference over production (622.6 mmboe) reflected mainly volumes of natural gas consumed in operations (25.5 mmboe). Approximately 57% of liquids production sold (325.4 mmbbl) was destined to Eni’s Refining & Marketing Division (of which 25% was processed in Eni’s refinery); about 29% of natural gas production sold (1,501 bcf) was destined to Eni’s Gas & Power Division.

In 2012 oil spills reported an increase compared to the previous year (up 5.6% from accidents and up 9.5% from sabotage and terrorism). Oil spills from sabotage and terrorism were concentrated mainly in Nigeria, while oil spills from accidents were mainly recorded in Congo, Egypt and Nigeria. Eni continues to promote operations aimed at raising safety standards and at ensuring efficient operations management: oil spills from accidents on production showed a decrease of 4.4% from 2011 and the expenditure to implement safety at the plants has doubled in the year, exceeding euro 30 million.

Productive wells

In 2012 oil and gas productive wells were 8,512 (3,213.1 of which represented Eni’s share). In particular, oil productive wells were 5,927 (2,037.8 of which represented Eni’s share); natural gas productive wells amounted to 2,585 (1,175.3 of which represented Eni’s share).
The following table shows the number of productive wells in the year indicated by the Group and its equity-accounted entities in accordance with the requirements of FASB Extractive Activities - oil&gas (Topic 932).

Productive oil and gas wells at Dec. 31, 2012 (a)
2012

Oil Wells	Natural gas Wells

(units)	Gross	Net	Gross	Net

Italy	242.0	196.1	621.0	536.6
Rest of Europe	460.0	69.7	180.0	89.2
North Africa	1,447.0	702.3	154.0	59.2
Sub-Saharan Africa	2,858.0	542.2	383.0	27.6
Kazakhstan	102.0	29.1
Rest of Asia	642.0	404.1	889.0	336.6
America	169.0	90.5	344.0	122.8
Australia and Oceania	7.0	3.8	14.0	3.3
	5,927.0	2,037.8	2,585.0	1,175.3

(a) Includes 2,203 gross (747.7 net to Eni) multiple completion wells (more than one producing into the same well bore). Productive wells are producing wells and wells capable of production. One or more completions in the same bore hole are counted as one well.

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Eni Annual Report / Operating Review

Oil and natural gas production (a) (b)
Liquids (kbbl/d)	Natural gas (mmcf/d)	Hydrocarbons (kboe/d)	Liquids (kbbl/d)	Natural gas (mmcf/d)	Hydrocarbons (kboe/d)	Liquids (kbbl/d)	Natural gas (mmcf/d)	Hydrocarbons (kboe/d)
Consolidated subsidiaries	2010	2011	2012

Italy	61	673.2	183	64	674.3	186	63	695.1	189
Rest of Europe	121	559.2	222	120	537.9	216	95	458.4	178
Croatia		45.3	8		29.9	5		25.4	5
Norway	74	271.6	123	80	284.0	131	74	289.6	126
United Kingdom	47	242.3	91	40	224.0	80	21	143.4	47
North Africa	297	1,667.3	597	204	1,265.1	432	267	1,728.2	581
Algeria	74	20.2	77	69	19.0	72	71	40.1	78
Egypt	96	755.1	232	91	800.7	236	88	805.9	235
Libya	116	871.1	273	36	423.2	112	101	863.5	258
Tunisia	11	20.9	15	8	22.2	12	7	18.7	10
Sub-Saharan Africa	318	440.7	397	275	506.1	366	245	534.3	343
Angola	110	31.1	115	92	32.8	98	78	34.8	85
Congo	98	67.9	110	87	119.1	108	82	120.5	104
Nigeria	110	341.7	172	96	354.2	160	85	379.0	154
Kazakhstan	65	237.0	108	64	231.0	106	61	221.7	102
Rest of Asia	47	435.0	125	33	404.4	106	41	390.1	112
China	6	6.7	7	7	5.0	8	8	4.4	9
India	1	36.6	8		19.6	4		10.5	2
Indonesia	1	65.5	13	1	58.6	12	1	58.9	12
Iran	21		21	6		6	3		3
Iraq	5		5	7		7	18		18
Pakistan	1	326.2	59	1	321.2	58	1	310.4	57
Turkmenistan	12		12	11		11	10	5.9	11
America	60	396.0	132	55	334.0	115	72	283.5	124
Ecuador	11		11	7		7	25		25
Trinidad & Tobago		63.6	12		56.7	10		58.5	11
United States	49	332.4	109	48	277.3	98	47	225.0	88
Australia and Oceania	9	95.7	26	11	97.8	28	18	100.8	37
Australia	9	95.7	26	11	97.8	28	18	100.8	37
	978	4,504.1	1,790	826	4,050.6	1,555	862	4,412.1	1,666
Equity-accounted entities
Angola	3	0.8	3	3	1.9	4	2	4.4	2
Brazil				1		1	2		2
Indonesia	1	28.9	6	1	25.7	6	1	26.0	6
Russia							2	52.4	11
Tunisia	4	5.9	5	5	6.4	6	4	5.3	5
Ukraine								0.5
Venezuela	11		11	9		9	9		9
	19	35.6	25	19	34.0	26	20	88.6	35

Total	997	4,539.7	1,815	845	4,084.6	1,581	882	4,500.7	1,701

Oil and natural gas production net of updating the natural gas conversion factor	-	-	1,815	-	-	1,581	-		1,692

(a) From July 1, 2012, Eni has updated the natural gas conversion factor from 5,550 to 5,492 standard cubic feet of gas per barrel of oil equivalent.
(b) Includes volumes of gas consumed in operations (383, 321 and 318 mmcf/d in 2012, 2011 and 2010, respectively).

Contents

Eni Annual Report / Operating Review

Drilling

Exploration
In 2012, a total of 60 new exploratory wells[7] were drilled (34.1 of which represented Eni’s share), as compared to 56 exploratory wells drilled in 2011 (28 of which represent Eni’s share) and 47 exploratory wells drilled in 2010 (23.8 of which represent Eni’s share).
The following tables show the number of net productive, dry and in progress exploratory wells in the years indicated by the Group and its equity-accounted entities in accordance with the requirements of FASB Extractive Activities - oil&gas (Topic 932).
The overall commercial success rate was 40% (40.8% net to Eni) as compared to 42% (38.6% net to Eni) and 41% (39% net to Eni) in 2011 and 2010, respectively.

Development
In 2012 a total of 351 development wells were drilled (163.6 of which represented Eni’s share) as compared to 407 development wells drilled in 2011 (186.1 of which represented Eni’s share) and 399 development wells drilled in 2010 (178 of which represented Eni’s share).
The drilling of 109 wells (36.9 of which represented Eni’s share) is currently underway.
The following tables show the number of net productive, dry and in progress development wells in the years indicated by the Group and its equity-accounted entities in accordance with the requirements of FASB Extractive Activities - oil&gas (Topic 932).

Exploratory Well Activity
Net wells completed	Wells in progress at Dec. 31 (a)

2010	2011	2012	2012

(units)	Productive	Dry (b)	Productive	Dry (b)	Productive	Dry (b)	Gross	Net

Italy		0.5			1.0		5.0	3.4
Rest of Europe	1.7	1.1	0.3	0.7	1.0	1.0	19.0	7.2
North Africa	9.3	8.1	6.2	3.4	6.3	11.3	17.0	11.7
Sub-Saharan Africa	2.3	4.7	0.6	2.6	4.5	5.1	57.0	24.2
Kazakhstan						0.8	8.0	1.4
Rest of Asia	1.0	2.8	0.2	7.6	0.5	0.6	27.0	11.2
America		6.3	2.5			0.1	10.0	2.4
Australia and Oceania	1.0	0.4		1.4		0.4	1.0	0.5
	15.3	23.9	9.8	15.7	13.3	19.3	144.0	62.0

Development Well Activity
Net wells completed	Wells in progress at Dec. 31

2010	2011	2012	2012

(units)	Productive	Dry (b)	Productive	Dry (b)	Productive	Dry (b)	Gross	Net

Italy	23.9	1.0	25.3		18.0	1.0	3.0	2.6
Rest of Europe	2.9	0.2	3.3	0.3	2.9	0.6	9.0	1.8
North Africa	44.3	0.3	55.9	1.1	46.0	1.6	19.0	8.1
Sub-Saharan Africa	28.0	2.5	28.2	1.0	27.4	0.3	19.0	4.4
Kazakhstan	1.8		1.3		1.4		16.0	2.9
Rest of Asia	41.7	1.8	39.2	2.5	41.2	0.1	36.0	14.2
America	27.6	0.5	27.6		23.1		7.0	2.9
Australia and Oceania	1.5		0.4
	171.7	6.3	181.2	4.9	160.0	3.6	109.0	36.9

(a) Includes temporary suspended wells pending further evaluation.
(b) A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas sufficient quantities to justify completion as an oil or gas well.

Acreage

As of December 31, 2012, Eni’s mineral right portfolio consisted of 1,072 exclusive or shared rights for exploration and development in 43 Countries on five continents for a total acreage of 251,170 square kilometers net to Eni of which developed acreage of 40,939 square kilometers and undeveloped acreage of 210,231 square kilometers.
In 2012, changes in total net acreage mainly derived from:

(i) new leases mainly in China, Indonesia, Kenya, Liberia, Norway, Pakistan and Ukraine for a total acreage of approximately 51,000 square kilometers; (ii) partial relinquishment or interest reduction in Algeria, Australia, Egypt, India, Ireland, Nigeria, Timor Leste, the United States, the United Kingdom and Pakistan covering an acreage of approximately 22,000 square kilometers; (iii) the total relinquishment of leases in Brazil and Mali for a total acreage of approximately 22,000 square kilometers.

(7) Including temporary suspended wells pending further evaluation.

Contents

Eni Annual Report / Operating Review

Oil and natural gas interests
December 31, 2011	December 31, 2012

Total net acreage (a)	Number of interest	Gross developed acreage (a) (b)	Gross undeveloped acreage (a)	Total gross acreage (a)	Net developed acreage (a) (b)	Net undeveloped acreage (a)	Total net acreage (a)

EUROPE	26,023	288	17,191	27,199	44,390	11,150	16,273	27,423
Italy	16,872	151	10,847	11,438	22,285	9,011	8,545	17,556
Rest of Europe	9,151	137	6,344	15,761	22,105	2,139	7,728	9,867
Croatia	987	2	1,975		1,975	987		987
Norway	2,335	52	2,264	6,226	8,490	346	2,330	2,676
Poland	1,968	3		1,968	1,968		1,968	1,968
United Kingdom	1,014	65	2,055	647	2,702	776	138	914
Ukraine	45	12	50	3,840	3,890	30	1,911	1,941
Other Countries	2,802	3		3,080	3,080		1,381	1,381
AFRICA	137,220	287	64,075	192,079	256,154	19,891	122,905	142,796
North Africa	30,532	119	31,988	17,691	49,679	14,066	7,324	21,390
Algeria	9,065	41	2,640	1,158	3,798	1,071	161	1,232
Egypt	5,898	57	4,937	7,845	12,782	1,771	2,819	4,590
Libya	13,295	10	17,947	8,688	26,635	8,950	4,344	13,294
Tunisia	2,274	11	6,464		6,464	2,274		2,274
Sub-Saharan Africa	106,688	168	32,087	174,388	206,475	5,825	115,581	121,406
Angola	6,218	78	4,804	20,037	24,841	636	5,443	6,079
Congo	5,020	26	1,835	7,681	9,516	1,027	4,008	5,035
Democratic Republic of Congo	263	1		478	478		263	263
Gabon	7,615	6		7,615	7,615		7,615	7,615
Ghana	1,885	2		5,144	5,144		1,885	1,885
Kenya		3		35,724	35,724		35,724	35,724
Liberia		3		8,145	8,145		2,036	2,036
Mozambique	9,502	1		12,956	12,956		9,069	9,069
Nigeria	8,491	41	25,448	10,838	36,286	4,162	3,484	7,646
Togo	6,192	2		6,192	6,192		6,192	6,192
Other Countries	61,502	5		59,578	59,578		39,862	39,862
ASIA	55,284	73	17,126	101,554	118,680	5,778	52,264	58,042
Kazakhstan	880	6	324	4,609	4,933	95	774	869
Rest of Asia	54,404	67	16,802	96,945	113,747	5,683	51,490	57,173
China	5,365	11	200	10,456	10,656	39	10,456	10,495
India	9,206	11	206	16,546	16,752	109	6,099	6,208
Indonesia	17,719	13	1,735	28,490	30,225	656	19,078	19,734
Iran	820	4	1,456		1,456	820		820
Iraq	352	1	1,074		1,074	352		352
Pakistan	9,289	19	8,430	20,210	28,640	2,478	8,055	10,533
Russia	1,469	4	3,501	1,495	4,996	1,029	440	1,469
Timor Leste	6,740	2		5,148	5,148		4,118	4,118
Turkmenistan	200	1	200		200	200		200
Other Countries	3,244	1		14,600	14,600		3,244	3,244
AMERICA	10,209	409	4,571	14,180	18,751	3,074	6,001	9,075
Brazil	795
Ecuador	1,985	1	1,985		1,985	1,985		1,985
Trinidad & Tobago	66	1	382		382	66		66
United States	5,123	393	1,826	6,206	8,032	925	3,707	4,632
Venezuela	914	6	378	2,427	2,805	98	968	1,066
Other Countries	1,326	8		5,547	5,547		1,326	1,326
AUSTRALIA AND OCEANIA	25,685	15	1,980	23,102	25,082	1,046	12,788	13,834
Australia	25,647	14	1,980	22,338	24,318	1,046	12,750	13,796
Other Countries	38	1		764	764		38	38

Total	254,421	1,072	104,943	358,114	463,057	40,939	210,231	251,170

(a) Square kilometers.
(b) Developed acreage refers to those leases in which at least a portion of the area is in production or encompasses proved developed reserves.

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Eni Annual Report / Operating Review

Main exploration
and development projects

Italy

Main activity for the year was focused on maintenance and optimization of producing fields and existing facilities.
In the Val d’Agri concession (Eni’s interest 60.77%) the development plan is ongoing as agreed with the Basilicata Region in 1998. The construction of a new gas treatment unit started at the end of 2012 targeting a production capacity of 104 kbbl/d. Other main development activities concerned: (i) production optimization at the Antonella, Barbara, Basil, Brenda, Gela, Naomi & Pandora and Porto Corsini fields; (ii) upgrading of compression and hydrocarbon treatment facilities at the production platform of the Barbara field; and (iii) linkage to the existing production facilities of the Colle Sciarra well (Eni’s interest 50%).
Within the Cooperation Agreement signed with local authorities in the area of Ravenna, projects progressed to protect ecosystems in particular in the Comacchio Valleys in the Po Delta Park.
Energy efficiency programs progressed with the application of innovative technologies such as: (i) Organic Rankine Cycle (ORC) technology to increase the efficiency of compression stations with a reduction in CO2 emissions that is expected to be applied to the Fano power station; (ii) the optimization of the LNG refrigeration process, patented by Eni, that increases overall efficiency.

Rest of Europe

Norway Exploration activities yielded positive results in the: (i) PL 532 license (Eni’s interest 30%) with the appraisal campaign for the assessment of mineral potential of the oil and gas Skrugard discovery and the new Havis oil and gas discovery. The total recoverable reserves of the PL 532 license are estimated at approximately 500 mmbbl at 100%. Both fields are planned to be put in production by means of a fast-track synergic development; (ii) PL 533 license (Eni’s interest 40%) with the gas and condensate Salina discovery.
Eni was awarded four exploration licenses: (i) the PL 091D license (Eni’s interest 7.9%) in the Norwegian Sea; (ii) the PL 697 (Eni operator with a 65% interest), the PL 657 (Eni operator with an 80% interest) and the PL 696 license (Eni’s interest 30%) in the Barents Sea.
In April 2012, Eni signed with Solveig Gas Norway AS an agreement for the sale of its 1.43% interest in the Gassled JV, a network of gas pipelines and terminals for natural gas transportation. The sale has been finalized at the end of 2012 with a consideration of approximately euro 130 million.
Development activities have been progressing at the Goliat field (Eni operator with a 65% interest) in the Barents Sea. Start-up is expected in 2014 with a production plateau at approximately 100 kbbl/d. In 2012 the emergency oil spill preparedness program has been completed engaging all stakeholders and checking all the responses to an oil spill. Testing activities were a joint effort between the operator Eni, its partner in the field and the Norwegian Clean Seas Association for Operating Companies (NOFO). Several public and private sector operators contributed with personnel and equipment to activities such as the use of fishing vessels for coastal cleaning operations, and the use of actual contingency resources during all phases of an oil spill response. These results showed that the Goliat project is characterized by a well-advance emergency system for the management of an oil spill, especially in terms of increased resources, organizational innovation, consolidation of the contingency apparatus, as well as equipment development and investment.
The Norwegian Authorities acknowledged this project as the reference standard for all future development projects in the Arctic.

United Kingdom In 2012 Eni signed an agreement for the divestment of the following development/production assets: Mariner (Eni’s interest 20%), Andrew (Eni’s interest 16.21%), Kinnoul (Eni’s interest 16.67%), Flotta Catchment Area (Eni’s interest 20%) and a few minor ones. At the end of the year, the sale of Mariner was completed. The completion date for the other assets is expected in 2013. These agreements confirmed Eni’s approach to optimize its producing asset portfolio in the Country.
Main development activities in 2012 were: (i) the construction of production and treatment facilities for the gas and liquids Jasmine field (Eni’s interest 33%). Start-up is expected in 2013; (ii) the construction of production platforms and linkage to nearby treatment facilities for the West Franklin field (Eni’s interest 21.9%).
During 2012, a gas leak occurred on a well at the Elgin/Franklin field (Eni’s interest 21.87%) which is located in the UK North Sea. Production for the field operated by an international oil company was stopped at the end of March. Production resumed during the first quarter of 2013. The impact on 2012 production was estimated at approximately 7 mmbbl.

North Africa

Algeria Production started at the MLE field (Eni’s interest 75%) as part of the MLE-CAFC integrated project. A natural gas treatment plant started operations with a production and export capacity of approximately 320 mmcf/d of gas, 15 kbbl/d of oil and condensates and 12 kbbl/d of GPL. Four export pipelines link it to the national grid system.
Development activities are progressing at the CAFC oil project. The project includes the construction of an oil treatment plant and synergies with the MLE production facilities. Production start-up is expected in 2015. The integrated project MLE-CAFC targets a production plateau of approximately 33 kboe/d net to Eni by 2016.

Egypt Exploration activities yielded positive results in the: (i) Belayim concession (Eni’s interest 100%) with the BLNE-2 and BMSW-1 oil discoveries that were linked to the existing facilities; (ii) Nile Delta (Eni’s interest 50%) with the gas offshore discoveries

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Eni Annual Report / Operating Review

of Ha’py-12, Taurt North-1, Seth South-1, Plio-1C and with the gas onshore discovery of El Qara N-2; (iii) Meleiha development lease (Eni’s interest 56%) with the Rosa North-1X, Emry Deep 1X and 4X oil discoveries. The Emry Deep field started-up with approximately 18 kbbl/d (approximately 6 kbbl/d net to Eni); (iv) West Razzak development lease (Eni’s interest 80%) with the Aghar NN-1X oil discovery.
These recent discoveries are characterized by a fast track time-to-market and in line with Eni’s strategy of focusing on conventional and synergic assets.
In 2012, Eni started-up the gas offshore Seth field located in the Ras el Barr concession (Eni’s interest 50%). Production is processed at the El Gamil onshore plant. Production plateau is expected at approximately 170 mmcf/d (approximately 11 kboe/d net to Eni). In 2012, the Belayim water injection system has been upgraded in order to optimize the recovery of its mineral potential. The level of produced water re-injected is 99%, corresponding to approximately 1 mmcf/d. Infilling and drilling activities are still in progress.
Other activities for the year concerned: (i) the upgrading of the El Gamil and Abu Madi plants by adding new compression capacity to support production; (ii) completion and start-up of a hybrid solar/fossil facility in the Aghar field in the West Razzak development lease. The proprietary technology allows to save fuel during oil production by utilizing photovoltaic panels in parallel.

Sub-Saharan Africa

Angola Exploration activities yielded positive results in: (i) Block 15/06 (Eni operator with a 35% interest) with the oil Vandumbu 1 discovery, first commitment well of the second exploration period; (ii) Block 2 (Eni’s interest 20%) with the gas and condensates Etele Tampa 7 well.
Production started at the satellites Kizomba Phase 1 project in the Development Areas of former Block 15 (Eni’s interest 20%) with peak production at 72 kbbl/d (12 kbbl/d net to Eni) expected in 2013.
In 2012 three development projects have been sanctioned: (i) the second phase of Kizomba satellites. The project includes the linkage of three additional discoveries to the existing FPSO. Start-up is expected in 2015; (ii) the Mafumeira field in Area A of Block 0 (Eni’s interest 9.8%). Development activities are in progress and start-up is expected in 2015; (iii) the Lianzi discovery (Eni’s interest 10%).
As part of the activities designed to reduce gas flaring in Block 0, activity progressed at the Nemba field in Area B with completion expected in 2014. Once completed flared gas is expected to decrease by approximately 85% from current level. Other ongoing projects include the installation of a second compression unit at the Nemba platform.
Eni holds a 13.6% interest in the Angola LNG Limited (A-LNG) consortium responsible for the construction of an LNG plant with a processing capacity of approximately 1.1 bcf/d of natural gas, producing 5.2 mmtonnes/y of LNG and over 50 kbbl/d of condensates and LPG. The project has been sanctioned by the relevant Angolan authorities. It envisages the development of 10,594 bcf of gas in 30 years. Exports start-up is expected in

2013. In the year a new agreement has been reached by the partners and local authorities for the sale of LNG on Asian and European markets.

Congo Exploration activities yielded positive results in the offshore block Marine XII (Eni operator with a 65% interest) with the Nene Marine 1 gas discovery that confirmed the high mineral potential of the area.
Activities on the M’Boundi field (Eni operator with an 83% interest) moved forward with the application of Eni advanced recovery techniques and a design to monetize associated gas within the activities aimed at zero gas flaring by 2013. Gas is sold under long-term contracts to power plants in the area including the CEC Centrale Electrique du Congo (Eni’s interest 20%) with a 300 MW generation capacity. These facilities will also receive in the future gas from the offshore discoveries of the Marine XII permit. In 2012 M’Boundi contractual supplies were approximately 106 mmcf/d (approximately 17 kboe/d net to Eni).
In 2012 the development project for the gas and condensates Litchendjili field in the Block Marine XII has been sanctioned. The project provides for the installation of a production platform, the construction of transport facilities and of an onshore treatment plant. Production will also feed the CEC power station.
Other activities in the area concerned the optimization of producing fields of Foukanda and Mwafi (Eni’s interest 65%) by means of Eni’s enhanced recovery that allowed to increase production in both fields.
In the year, Eni started the integrated Hinda social project for the rehabilitation and construction of schools and dispensaries, the construction of facilities for the water supply and construction of an agricultural training centre.

Ghana Exploration activities yielded positive results in the Offshore Cape Three Points license (Eni operator with a 47.22% interest) with the: (i) Sankofa East-1X well, the first commercial oil discovery in the area that flowed at approximately 5 kbbl/d of high quality oil in test production; (ii) the Sankofa East-2A appraisal well that confirmed the high mineral potential of the western area. The total potential of the Sankofa discovery is estimated at 450 mmbbl of oil in place with recoverable reserves up to 150 mmbbl. Studies for a fast track commercial development are underway.
In July 2012, Eni and its partners in the OCPT license, signed a Memorandum of Understanding with the Ministry of Energy of Ghana for the development and marketing of discovered gas resources. The Memorandum focuses particularly on the domestic gas market, in which Eni and its joint venture partners wish to play a prominent role.
Activities progressed to support local communities, focusing mainly on: (i) local economy and training programs for women and young people; and (ii) enhancement of health conditions particularly for children.

Mozambique On March 13, 2013, Eni signed an agreement with CNPC/Petrochina to sell 28.57% of the share capital of the subsidiary Eni East Africa, which currently owns 70% interest

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Eni Annual Report / Operating Review

in Area 4, for an agreed price equal to $4,210 million. The deal is subject to approval by relevant authorities. Once finalized, CNPC indirectly acquires, through its 28.57% equity investment in Eni East Africa, a 20% interest in Area 4, while Eni will retain the 50% interest through the remaining controlling stake in Eni East Africa.
In addition, Eni and CNPC signed a joint study agreement for the development of the Rongchang block with shale gas resources, over an area of approximately 2,000 square kilometers, located in the Sichuan Basin, in China. This block is currently the most interesting area in the Country.
In 2012 exploration and appraisal campaigns achieved new exploration successes in Area 4 (Eni operator with a 70% interest) located in the Rovuma Basin with the Mamba South 2, Mamba North 1, Mamba North East 1 and 2 as well as Coral 1 and 2 gas discoveries.
The latest Mamba North East and Coral discoveries are particularly significant since they confirm a new exploration play in Area 4, which is independent from Mamba’s structure. Eni estimates the full mineral potential of Area 4 at 75 Tcf of gas in place. FID is expected in 2014.
In early 2013 a new exploration success was achieved with the delineation of Coral 3 gas well that strengthen the mineral potential of the area operated by Eni. The wells, drilled at the Coral prospect, showed excellent results during the production test.
Eni plans to drill a further delineation well, Mamba South 3, before moving back to exploration drilling in the southern sector of Area 4.
In December 2012, Eni signed an agreement with Anadarko Petroleum Corporation establishing basic principles for the coordinated development of common offshore activities in Area 4, operated by Eni and Area 1, operated by Anadarko. Furthermore, the two companies plan to jointly design and construct onshore LNG liquefaction facilities in Northern Mozambique.
Feasibility studies are underway to promote some initiatives in the Country such as schooling, health, socio-economic development and the environment. A first program has been launched for the recruitment of 45 recent graduates of the University of Mozambique to spend two years of training in Italy. More recently, in November 2012, a second selection campaign has been launched for a further training initiative to be carried out in 2013.

Nigeria Exploration activities yielded positive results in: (i) Block OPL 282 (Eni’s interest 90%) with the Tinpa 1 well containing oil; and (ii) Block OPL 2009 (Eni’s interest 49%) with the Afiando 1 and 2 oil wells.
In 2012, Eni completed the divestment of a 5% stake in blocks OMLs 30, 34 and 40 confirming Eni’s strategy of optimizing its producing asset portfolio and selective growth.
In service contract OML 119, Phase 2A achieved production start-up and is expected to peak at 15 kbbl/d.
As a part of a few Memorandum of Understanding signed with local communities in the Niger Delta, some programs were completed aimed at improving access to health and education services, initiatives in agriculture and construction of infrastructure for supporting local development. In particular, the following projects were completed: (i) rehabilitation of nine schools for 25 communities; (ii) eight projects allowing access to drinkable water by means of facilities installed in 13 communities; (iii) fifteen projects for electricity supply. Activities are underway to reach other 22 local communities.
In blocks OMLs 60, 61, 62 and 63 (Eni operator with a 20% interest), activities progressed to support gas production to feed the Bonny liquefaction plant. Development activities concerned the Tuomo gas field aimed at supplying 170 mmcf/d net to Eni of feed gas to the sixth train for 20 years.
The flowstation at Ogbainbiri is nearing completion. This facility will ensure approximately 310 mmcf/d of feed gas to the fourth and the fifth trains. Flaring down program continued with the upgrading of the flowstation at the Idu field with a decline in flared gas of 45 mmcf/d.
In block OML 28 (Eni’s interest 5%) the integrated oil and natural gas project in the Gbaran-Ubie area is underway. The development plan provides for the construction of a Central Processing Facility (CPF) with treatment capacity of approximately 1 bcf/d of gas and 120 kbbl/d of liquids in order to feed gas the Bonny liquefaction plant.
Activities progressed at the Abo Phase 3 project in block OML 125 (Eni operator with an 85% interest). Start-up is expected in 2013.
Eni holds a 10.4% interest in the Nigeria LNG Ltd which runs the Bonny liquefaction plant, located in the Eastern Niger Delta. The plant has a design treatment capacity of approximately 1,236 bcf/y of feed gas corresponding to a production of 22 mmtonnes/y of LNG on six trains. The seventh unit is being engineered as it is in the planning phase. When fully operational, total capacity will amount to approximately 30 mmtonnes/y of LNG, corresponding to a feedstock of approximately 1,624 bcf/y. Natural gas supplies to the plant are provided under gas supply agreements with a 20-year term from the SPDC joint venture (Eni’s interest 5%) and the NAOC JV, the latter operating the OMLs 60, 61, 62 and 63 blocks with an overall amount of 2,825 mmcf/d (268 mmcf/d net to Eni corresponding to approximately 49 kboe/d). LNG production is sold under long-term contracts and exported to European and American markets by the Bonny Gas Transport fleet, wholly owned by Nigeria LNG Co.

Kazakhstan

Kashagan Eni holds a 16.81% working interest in the North Caspian Sea Production Sharing Agreement (NCSPSA). The NCSPSA defines terms and conditions for the exploration and development of the Kashagan field which was discovered in the Northern section of the contractual area in the year 2000 over an undeveloped area extending for approximately 4,600 square kilometers. Management believes this field contains a large amount of hydrocarbon resources which will eventually be developed in phases.
The exploration and development activities of the Kashagan field and the other discoveries made in the contractual area are executed through an operating model which entails an increased role of the Kazakh partner and defines the international parties’ responsibilities in the execution of the subsequent development phases of the project. The North Caspian Operating Company (NCOC) BV, participated by the seven partners of the consortium has taken over the operatorship of the project. Subsequently development, drilling

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Eni Annual Report / Operating Review

and production activities have been delegated by NCOC BV to the main partners of the Consortium: Eni has retained the responsibility for the development of Phase 1 of the project (the so-called "Experimental Program") and, when sanctioned, the onshore part of Phase 2.
On May 23, 2012 the Consortium partners and the Authority of the Republic of Kazakhstan signed an agreement to amend the sanctioned development plan at the Experimental Program of the Kashagan field (Amendment 4) which included an update to the project schedule, a revision of investment estimates and a settlement agreement of all pending claims relating to recoverable costs and other tax matters. The amendment also included a commercial framework to supply a share of the natural gas produced from Kashagan to the domestic market and an agreement whereby the international partners of the Consortium shall finance the share of project cost to be borne by the Kazakh KMG partner, in excess to the amounts sanctioned in the original budget costs (Amendment 3).
In 2012 the Experimental Program progressed at the last phase of mechanical completion while commissioning and pre-start up activities achieved an advanced stage. Production plants are planned to be handed over to the production organization and tested. Start-up and commercial production is expected by the end of the first half of 2013, as agreed with the Republic of Kazakhstan.
The Phase 1 (Experimental Program) targets an initial production capacity of 150 kbbl/d; by 2014 a second treatment train and compression facilities for gas reinjection will be completed and put online enabling to increase the production capacity up to 370 kbbl/d. The partners are planning to further increase available production capacity up to 450 kbbl/d by installing additional gas compression capacity for re-injection in the reservoir. The partners submitted the scheme of this additional phase to the relevant Kazakh Authorities and sanction is expected in 2013 to start-up with FEED phase.
Eni continues its commitment in the protection of the environment and ecosystems in the Caspian area with the integrated program for the management of biodiversity in the Ural Delta (Ural River Park Project - URPP).The project is almost completed and Eni’s aim is to include it in the Man and Biosphere Program of UNESCO under the patronage of the Kazakh Minister for Environmental Protection.
As of December 31, 2012, the aggregate costs incurred by Eni for the Kashagan project capitalized in the financial statements amounted to $7.5 billion (euro 5.7 billion at the EUR/USD exchange rate of December 31, 2012). This capitalized amount included: (i) $5.7 billion relating to expenditure incurred by Eni for the development of the oil field; and (ii) $1.8 billion relating primarily to accrue finance charges and expenditures for the acquisition of interests in the North Caspian Sea PSA consortium from exiting partners upon exercise of pre-emption rights in previous years.
As of December 31, 2012 Eni’s proved reserves booked for the Kashagan field amounted to approximately 600 mmboe, recording an increase compared to 2012 reflecting the settlement agreement signed with Kazakh Authority whereby Eni will be able to produce and market volumes of natural gas from Kashagan.	Karachaganak On June 28, 2012 the international Contracting Companies of the Final Production Sharing Agreement (FPSA) of the giant Karachaganak gas-condensate field and the Republic of Kazakhstan closed a settlement agreement of all pending claims relating to the recovery of costs incurred to develop the field and certain tax matters. The contracting companies transferred 10% of their rights and interest in the project to Kazakhstan’s KazMunaiGas for $1 billion net cash consideration ($325 million being Eni’s share; for further information see the disclosure on fixed assets at the "Summarized group balance sheet" paragraph, in the Financial Review). From the effective date of June 28, 2012, Eni’s interest in the Karachaganak project has been reduced to 29.25% from the 32.5% previously held. The agreement also includes the allocation of an additional 2 million tonnes per year capacity in the Caspian Pipeline Consortium (CPC) export pipeline towards the Black Sea.
Phase 3 of the Karachaganak project is currently under study. The project is aimed at further developing gas and condensates reserves by means of the installation, in stages, of gas treatment plants and re-injection facilities to increase gas sales and liquids production. The development plan is currently in the phase of technical and marketing definition to be presented to the relevant Authorities.
Eni continues its commitment to support local communities by means of the construction of schools and educational facilities, water and energy systems and the implementation of free health assistance for the villages located in the nearby area of Karachaganak.
As of December 31, 2012, Eni’s proved reserves booked for the Karachaganak field amounted to approximately 500 mmboe, reporting a slightly decrease from 2011 deriving mainly from the divestment of Eni’s stake in the project, partly offset by upwards revisions.

Rest of Asia

Indonesia In May 2012, Eni was awarded the East Sepinggan block (Eni’s interest 100%), located offshore in Kutei Basin, including several exploration discoveries, supported by the nearby Bontang LNG processing facility. The commitment activity foresees performing of geological and geophysical studies, acquisition of seismic data and the drilling of one well over the next three years.
The development plan of the operated Jangkrik (Eni’s interest 55%) and Jau (Eni’s interest 85%) offshore fields progressed. The Jangkrik project includes linkage of production wells to a Floating Production Unit for gas and condensate treatment and the construction of a transportation facility to the Bontang liquefaction plant. Start-up is expected in 2016 with a production peak of 80 kboe/d (41 kboe/d net to Eni). The Jau project provides for the drilling of production wells and the linkage to onshore plants via pipeline.
Appraisal activities related to a coal bed methane project progressed at the Sanga Sanga PSC (Eni’s interest 37.8%). Predevelopment activities are underway leveraging on the synergy opportunities provided by the existing production and treatment facilities also including the Bontang LNG plant.
Development activities are underway at the Indonesia

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Eni Annual Report / Operating Review

Deepwater Development project (Eni’s interest 20%), located in the East Kalimantan, to ensure gas supplies to the Bontang plant. The project initially provides for the linkage of the Bangka field to existing facilities, then for the integrated development of four fields through a first Hub serving the Gendalo, Gandang, Maha and a second Hub for Gehem.

Iran The formal hand over of operations to local partners at the Darquain project is almost completed. This was the sole Eni-operated project in the Country. When the final hand over is completed, Eni’s involvements essentially will consist of being reimbursed for its past investments.

Iraq Development activities progressed at the Zubair oil field (Eni 32.8%). The contracts have been awarded for the first expansion of the actual production capacity to double the current production level in 2014.
Social and economic projects started in the Zubair area with oil business training programs. In 2012 a total of 8 initiatives have been addressed to over 100 people with a total expenditure of euro 1.4 million. Furthermore some agriculture projects started in cooperation with local authorities.

Pakistan Exploration activity yielded positive results with a relevant gas discovery in the onshore concession Badhra Area B. The discovery is estimated to hold from 300 to 400 bcf of gas in place. A further outline of the discovery will require additional wells. This exploration success benefited from the application of the Common Reflection Surface Stack (e-crs™), an innovative proprietary algorithms application for processing seismic data that allowed to improve the reservoir structure knowledge thus successfully positioning the discovery well. The development of resources will leverage on the nearby Bhit treatment plant operated by Eni with a 40% interest.
In 2012 the Badhra B North-1 well has been linked to the Bhit plant and started-up in October 2012, flowing at approximately 14 mmcf/d of gas net to Eni.
In December 2012, Eni signed an agreement with the Pakistani Authorities and the state oil and gas company OGDCL for the acquisition of a 25% stake and the operatorship of exploration license Indus Block G, located in ultra deep water offshore of the Indus Basin over an area of approximately 7,500 square kilometers.
An important program is in progress to support local communities, aiming at improving schooling, managing of natural resources, establishing medical centers and drinking water distribution facilities. In particular in the area nearby Bhit plant, first initiatives ensured to reduce infant and mother mortality rates.

Russia In June 2012, Eni and the Authority of the Yamal-Nenets Autonomous District signed a Memorandum of Understanding which outlines a plan for implementing joint socio-economic and cultural projects in the area. The agreement includes training initiatives in the oil&gas sector, cultural programs and financial support.
In April 2012, Eni and Rosneft signed an agreement related to a strategic cooperation whereby the two companies will set up joint ventures (Eni 33.33%) for the exploration and development of the Fedynsky and Tsentralno-Barentsevsky licenses, located offshore Russia in the Barents Sea, and Zapadno-Cernomorsky, located offshore Russia in the Black Sea. Finalization is expected in 2013.
In 2012, production started-up at the Samburgskoye field (Eni’s interest 29.4%) located in the Yamal-Nenets area, in Siberia, by means of the first and the second train with an expected production level of 95 kboe/d (28 kboe/d net to Eni). Development activities progressed with completion expected in 2015 and production peak of 146 kboe/d (43 kboe/d net to Eni) in 2016. The gas production is sold to Gazprom under the agreement signed in September 2011 while the condensate production is sold to Novatek under the relevant agreement signed in 2012. Eni retains the right to lift its share of natural gas and sell it to any third parties in the domestic market.
Planned activities progressed at the sanctioned Urengoiskoye field (Eni’s interest 29.4%). Start-up is expected in 2014.

America

United States In March 2013, Eni was awarded five offshore blocks, located in Mississippi Canyon and Desoto Canyon in the Gulf of Mexico. Exploration outlining activity of the Heidelberg oil discovery (Eni’s interest 12.5%) in the Gulf of Mexico yielded positive results and increased recoverable resources up to approximately 200 mmbbl. Studies are underway for a fast track development.
Development activities mainly concerned: (i) drilling activities at the Allegheny (Eni’s interest 100%), Appaloosa (Eni’s interest 100%), Devils Towers (Eni’s interest 75%) and Nikaitchuq (Eni’s interest 100%) operated fields; (ii) production optimization of the Front Runner (Eni’s interest 37.5%), Europa (Eni’s interest 32%), Popeye (Eni’s interest 50%), Thunderhawk (Eni’s interest 25%) and Oooguruk (Eni’s interest 30%) fields; (iii) the start-up of drilling programs at the Hadrian South (Eni’s interest 30%) and St. Malo (Eni’s interest 1.25%) fields.
Development activity progressed at the Alliance area (Eni’s interest 27.5%), in the Fort Worth basin in Texas. This area, including gas shale reserves, was acquired following a strategic partnership between Eni and Quicksilver. In particular, 12 new wells entered in production and contributed to a total production of approximately 10 kboe/d net to Eni in the year.

Venezuela In March 2013, production started up at the giant Junin 5 field (Eni’s interest 40%) with 35 bbbl of certified heavy oil in place, located in the Orinoco oil belt. Early production of the first phase is expected at plateau of 75 kbbl/d in 2015, targeting a long-term production plateau of 240 kbbl/d to be reached by 2018. The project provides also for the construction of a refinery with a capacity of approximately 350 kbbl/d. The drilling activity started during the year. Eni agreed to finance part of PDVSA’s development costs for the early production phase and engineering activity of refinery plant up to $1.74 billion. Eni signed a loan agreement in the fourth quarter 2012.
Venezuelan relevant authority sanctioned the development plan of the Perla gas discovery, located in the Cardón IV block (Eni’s interest 50%), in the Gulf of Venezuela. PDVSA exercised

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Eni Annual Report / Operating Review

its 35% back-in right in 2012 and the completion of the stake transfer is expected in 2013. Eni retains the 32.5% joint controlled interest in the company. The early production phase includes the utilization of the already successfully drilled discovery/appraisal wells and the installation of production platforms linked by pipelines to the onshore treatment plant. Target production of approximately 300 mmcf/d is expected in 2015. The development program will continue with the drilling of additional wells and the upgrading of treatment facilities to reach a production plateau of approximately 1,200 mmcf/d.
In 2012 the FIDs of the further phases were sanctioned.
Activity progressed at the Corocoro producing field (Eni’s interest 26%), in the Gulfo de Paria. In 2012, the start-up of the Central Production Facility (CPF) allowed to achieve a production peak of approximately 42 kbbl/d (approximately 11 kbbl/d net to Eni).	Capital expenditure

Capital expenditure of the Exploration & Production Division (euro 10,307 million) concerned development of oil and gas reserves (euro 8,304 million) directed mainly outside Italy, in particular in Norway, the United States, Congo, Kazakhstan, Angola and Algeria. Development expenditures in Italy concerned the well drilling program and facility upgrading in Val d’Agri as well as sidetrack and workover activities in mature fields.
About 98% of exploration expenditures were directed outside Italy in particular to Mozambique, Liberia, Ghana, Indonesia, Nigeria, Angola and Australia. In Italy, exploration activities were directed mainly to the Adriatic offshore, Val d’Agri and Po Valley.
In 2012 overall expenditure in R&D amounted to euro 94 million. A total of 13 new patents applications were filed, one jointly with Versalis.

Capital expenditure	(euro million)	2010	2011	2012	Change	% Ch.
Acquisition of proved and unproved properties		754	43	(711)	(94.3)
North Africa		57	14
Sub-Saharan Africa		697	27
America			2
Exploration	1,012	1,210	1,850	640	52.9
Italy	34	38	32	(6)	(15.8)
Rest of Europe	114	100	151	51	51.0
North Africa	84	128	153	25	19.5
Sub-Saharan Africa	406	482	1,142	660	..
Kazakhstan	6	6	3	(3)	(50.0)
Rest of Asia	223	156	193	37	23.7
America	119	60	80	20	33.3
Australia and Oceania	26	240	96	(144)	(60.0)
Development	8,578	7,357	8,304	947	12.9
Italy	630	720	744	24	3.3
Rest of Europe	863	1,596	2,008	412	25.8
North Africa	2,584	1,380	1,299	(81)	(5.9)
Sub-Saharan Africa	1,818	1,521	1,931	410	27.0
Kazakhstan	1,030	897	719	(178)	(19.8)
Rest of Asia	311	361	641	280	77.6
America	1,187	831	953	122	14.7
Australia and Oceania	155	51	9	(42)	(82.4)
Other expenditure	100	114	110	(4)	(3.5)

	9,690	9,435	10,307	872	9.2

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Gas & Power

Key performance indicators (*)
	2010	2011	2012
Employees injury frequency rate	(No. of accidents per million of worked hours)	3.97	2.44	1.84
Contractors injury frequency rate		4.00	5.22	3.64

Net sales from operations (a)	(euro million)	27,806	33,093	36,200
Operating profit		896	(326)	(3,221)
Adjusted operating profit		1,268	(247)	354
Marketing		923	(657)	45
International transport		345	410	309
Adjusted net profit		1,267	252	473
EBITDA pro-forma adjusted		2,562	949	1,314
Marketing		1,863	257	856
International transport		699	692	458
Capital expenditure		265	192	225

Worldwide gas sales (b)	(bcm)	97.06	96.76	95.32
LNG sales (c)		15.00	15.70	14.60
Customers in Italy	(million)	6.88	7.10	7.45
Electricity sold	(TWh)	39.54	40.28	42.58

Employees at period end	(units)	5,072	4,795	4,752
Direct GHG emissions	(mmtonnes CO2 eq)	13.41	12.77	12.70
Customer satisfaction score (CSS) (d)	(%)	87.4	88.6	89.8
Water consumption/withdrawals per kWheq produced	(cm/kWh eq)	0.013	0.014	0.012

(*) Following the divestment plan of the Regulated Businesses in Italy, results of the Gas & Power Division include Marketing and International transport activities. Reference periods have been restated accordingly.
(a) Before elimination of intragroup sales.
(b) Include volumes marketed by the Exploration & Production Division of 2.73 bcm (2.86 and 5.65 bcm in 2010 and 2011, respectively).
(c) LNG sales of affiliates and associates of the Gas & Power Division (included in worldwide gas sales) and the Exploration & Production Division.
(d) 2012 figure is calculated as the average of the CSS detected by the AEEG in the first half of 2012 and the result detected by the Eni satisfaction survey in the second half of 2012.

Performance of the year

› In 2012, Eni’s continuous commitment and the resources dedicated to safety allowed to improve significantly the main accident frequency rates. In particular the positive trend was confirmed for employees (down 24.6% from 2011), while the rate for contractors returned to levels lower than in 2010, improving by 30% from 2011.
› In 2012, the water consumption rate of EniPower’s plants declined both in absolute value (down 11.2% from 2011) and per kWheq produced (down 13.8%).
› In 2012, adjusted net profit was euro 473 million, almost doubled from 2011 due to a significantly improved in performance of the Marketing business in a scenario characterized by weak demand and rising competitive pressure. This performance offset the decline in selling prices reflecting in part the benefits associated with the renegotiations of the supply contracts, certain of which have been finalized after 2011 year-end and the improvement in the supply mix also following the full recovery of Libyan supplies.
› Worldwide gas sales decreased by 1.5% to 95.32 bcm due to lower European demand and mounting competitive pressures. Sales in Italy were in line with 2011, while they declined slightly in European markets, in particular in Benelux due to competitive pressure and Iberian Peninsula due to the exclusion of Galp sales.
› Electricity sales of 42.58 TWh increased by 2.30 TWh from 2011, up 5.7%.
› Capital expenditure of euro 225 million concerned essentially flexibility and upgrading of combined cycle power stations (euro 131 million) and initiatives in gas marketing (euro 81 million).

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Eni Annual Report / Operating Review

Commercial agreements in the Far East

› In January 2013, Eni signed a trilateral agreement with Korea Gas Corporation and Japanese company Chubu Electric Power Company for the sale of 28 loads of LNG (liquefied natural gas) corresponding to 1.7 million tonnes of LNG in the 2013-2017 period.

Entry in the French and Belgian markets

› In October 2012, Eni launched its brand in the gas retail market in France and in the business and retail gas and power market in Belgium. The Eni brand substituted the local operators ones acquired in the past few years with the aim of becoming one of the major retail operators in France and Belgium while consolidating its leadership on the Belgian business market.

Marketing

Eni operates in a liberalized market where energy customers are allowed to choose the supplier of gas and, according to their specific needs, to evaluate the quality of services and offers. Overall Eni supplies approximately 2,600 customers including large companies, power generation companies, wholesalers and distributors of natural gas for automotive use. Residential users are 7.45 million and include households, professionals, small and medium sized enterprises, and public bodies located all over Italy and

2.09 million customers in European Countries. In a context characterized by a 4% drop of demand on the domestic market (down 4% in the European Union) due to declining consumption in all reference segments and increased competitive pressure (for further information on the European scenario, see chapter on "Risk factors" below), Eni consolidated its strategy of market share recovery with relevant commercial initiatives aimed at favoring consumption with adequate pricing policies and product innovation (market share was up 3.5 percentage points in Italy, from 40.8% in 2011, to 44.3% in 2012).

Natural gas

Supply of natural gas
In 2012, Eni’s consolidated subsidiaries supplied 86.74 bcm of natural gas, representing an increase of 3.36 bcm, or 4% from 2011.
Gas volumes supplied outside Italy (79.19 bcm from consolidated companies), imported in Italy or sold outside Italy, represented approximately 91% of total supplies, an increase of 3.03 bcm, or 4%, from 2011, mainly reflecting higher volumes purchased from Libya (up 4.23 bcm), almost tripled from 2011 when the GreenStream gas pipeline had been shutdown.

Supply of natural gas	(bcm)	2010	2011	2012	Change	% Ch.
Italy	7.29	7.22	7.55	0.33	4.6
Russia	14.29	21.00	19.83	(1.17)	(5.6)
Algeria (including LNG)	16.23	13.94	14.45	0.51	3.7
Libya	9.36	2.32	6.55	4.23	..
Netherlands	10.16	11.02	11.97	0.95	8.6
Norway	11.48	12.30	12.13	(0.17)	(1.4)
United Kingdom	4.14	3.57	3.20	(0.37)	(10.4)
Hungary	0.66	0.61	0.61
Qatar (LNG)	2.90	2.90	2.88	(0.02)	(0.7)
Other supplies of natural gas	4.42	6.16	5.43	(0.73)	(11.9)
Other supplies of LNG	1.56	2.34	2.14	(0.20)	(8.5)
OUTSIDE ITALY	75.20	76.16	79.19	3.03	4.0
TOTAL SUPPLIES OF ENI’S CONSOLIDATED SUBSIDIARIES	82.49	83.38	86.74	3.36	4.0
Offtake from (input to) storage	(0.20)	1.79	(1.35)	(3.14)	..
Network losses, measurement differences and other changes	(0.11)	(0.21)	(0.28)	(0.07)	(33.3)
AVAILABLE FOR SALE BY ENI’S CONSOLIDATED SUBSIDIARIES	82.18	84.96	85.11	0.15	0.2
Available for sale by Eni’s affiliates	9.23	8.94	7.48	(1.46)	(16.3)
E&P volumes	5.65	2.86	2.73	(0.13)	(4.5)
TOTAL AVAILABLE FOR SALE	97.06	96.76	95.32	(1.44)	(1.5)

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Eni Annual Report / Operating Review

Increased volumes were purchased also from the Netherlands (up 0.95 bcm) and from Algeria (up 0.51 bcm). Declines were recorded in gas purchases from Russia	(down 1.17 bcm) due to the recovery of Libyan supplies, the UK (down 0.37 bcm) and Norway (down 0.17 bcm).

Supplies in Italy (7.55 bcm) increased slightly from 2011 also due to higher domestic production that offset the decline of mature fields. In 2012, main gas volumes from equity production derived from: (i) Italian gas fields (6.7 bcm); (ii) certain Eni fields located in the British and Norwegian sections of the North Sea (1.9 bcm); (iii) Libyan fields (1.8 bcm) increasing by almost 1.2 bcm due to the effect of force majeure recorded in 2011; (iv) the United States (1.6 bcm); (v) other European areas (Croatia with 0.2 bcm).
Considering also direct sales of the Exploration & Production Division and LNG supplied from the Bonny liquefaction plant in Nigeria, supplied gas volumes from equity production were approximately 18 bcm representing 18% of total volumes available for sale.

Gas sales by entity	(bcm)	2010	2011	2012	Change	% Ch.
Total sales of subsidiaries	82.00	84.37	84.67	0.30	0.4
Italy (including own consumption)	34.23	34.60	34.66	0.06	0.2
Rest of Europe	46.74	45.16	44.94	(0.22)	(0.5)
Outside Europe	1.03	4.61	5.07	0.46	10.0
Total sales of Eni’s affiliates (net to Eni)	9.41	9.53	7.92	(1.61)	(16.9)
Italy	0.06	0.08	0.12	0.04	50.0
Rest of Europe	7.78	7.82	6.08	(1.74)	(22.3)
Outside Europe	1.57	1.63	1.72	0.09	5.5
E&P in Europe and in the Gulf of Mexico	5.65	2.86	2.73	(0.13)	(4.5)
WORLDWIDE GAS SALES	97.06	96.76	95.32	(1.44)	(1.5)

Gas sales by market	(bcm)	2010	2011	2012	Change	% Ch.
ITALY	34.29	34.68	34.78	0.10	0.3
Wholesalers	4.84	5.16	4.65	(0.51)	(9.9)
Gas release	0.68
Italian gas exchange and spot markets	4.65	5.24	7.52	2.28	43.5
Industries	6.41	7.21	6.93	(0.28)	(3.9)
Medium-sized enterprises and services	1.09	0.88	0.81	(0.07)	(8.0)
Power generation	4.04	4.31	2.55	(1.76)	(40.8)
Residential	6.39	5.67	5.89	0.22	3.9
Own consumption	6.19	6.21	6.43	0.22	3.5
INTERNATIONAL SALES	62.77	62.08	60.54	(1.54)	(2.5)
Rest of Europe	54.52	52.98	51.02	(1.96)	(3.7)
Importers in Italy	8.44	3.24	2.73	(0.51)	(15.7)
European markets	46.08	49.74	48.29	(1.45)	(2.9)
Iberian Peninsula	7.11	7.48	6.29	(1.19)	(15.9)
Germany/Austria	5.67	6.47	7.78	1.31	20.2
Benelux	15.64	13.84	10.31	(3.53)	(25.5)
Hungary	2.36	2.24	2.02	(0.22)	(9.8)
UK/Northern Europe	4.45	4.21	4.75	0.54	12.8
Turkey	3.95	6.86	7.22	0.36	5.2
France	6.09	7.01	8.36	1.35	19.3
Other	0.81	1.63	1.56	(0.07)	(4.3)
Extra European markets	2.60	6.24	6.79	0.55	8.8
E&P in Europe and in the Gulf of Mexico	5.65	2.86	2.73	(0.13)	(4.5)
WORLDWIDE GAS SALES	97.06	96.76	95.32	(1.44)	(1.5)

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Eni Annual Report / Operating Review

Sales of natural gas
In 2012, sales of natural gas were 95.32 bcm, down 1.44 bcm, or 1.5% from 2011. Sales included Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and Exploration & Production sales in Europe and in the Gulf of Mexico.
Despite a 4% decline in natural gas demand, sales volumes on the Italian market were substantially stable at 34.78 bcm (up 0.10 bcm, or 0.3% from 2011). Lower sales to the power generation segment (down 1.76 bcm), industrial customers (down 0.51 bcm) and wholesalers (down 0.28 bcm), due to the negative scenario and increasing competitive pressure, were offset by higher sales on the Italian exchange for gas and spot markets (up 2.28 bcm) and, at a lower extent, to the residential segment (up 0.22 bcm) reflecting efficient commercial initiatives.
Sales to shippers were down 0.51 bcm, or 15.7%, due to the discontinuance of certain supply contracts despite the recovery of Libyan supplies.
Sales on target markets in Europe of 48.29 bcm showed a slight decline from 2011 (down 2.9%). This decline was mainly due to	a decline in sales in Benelux (down 3.53 bcm) and in the Iberian Peninsula (down 1.19 bcm) due to the exclusion of Galp sales after the loss of control (for more detailed information see the "Divestments" chapter below) offset only in part by increases recorded in France (up 1.35 bcm) and Germany/Austria (up 1.31 bcm) due commercial initiatives performed.
Sales to markets outside Europe increased by 0.55 bcm due to higher LNG sales in the Far East, in particular in Japan.
Exploration & Production sales in Northern Europe and in the United States (2.73 bcm) declined by 0.13 bcm due to lower sales in the North Sea.

LNG

In 2012, LNG sales (14.6 bcm) decreased by 1.1 bcm from 2011. In particular, LNG sales by the Gas & Power segment (10.5 bcm, included in worldwide gas sales) mainly concerned LNG from Qatar, Algeria and Nigeria marketed in Europe, South America and the Far East.

LNG sales	(bcm)	2010	2011	2012	Change	% Ch.
G&P sales	11.2	11.8	10.5	(1.3)	(11.0)
Italy	0.2
Rest of Europe	9.8	9.8	7.6	(2.2)	(22.4)
Outside Europe	1.2	2.0	2.9	0.9	45.0
E&P sales	3.8	3.9	4.1	0.2	4.9
Terminals:
Bontang (Indonesia)	0.7	0.6	0.6
Point Fortin (Trinidad & Tobago)	0.6	0.4	0.5	0.1	22.5
Bonny (Nigeria)	2.2	2.5	2.7	0.2	6.8
Darwin (Australia)	0.3	0.4	0.3	(0.1)	(17.5)
	15.0	15.7	14.6	(1.1)	(7.1)

Power

Availability of electricity
Eni’s power generation sites are located in Ferrera Erbognone, Ravenna, Livorno, Taranto, Mantova, Brindisi, Ferrara and Bolgiano. In 2012, power generation was 25.67 TWh, up 0.44 TWh, or 1.7% from 2011, mainly due to increased production at the Ferrara plant, partly offset by decreases at the Ferrera Erbognone and Ravenna plants.
As of December 31, 2012, installed operational capacity was 5.3 GW (5.3 GW as of December 31, 2011).
Power availability in 2012 was supported by the growth in electricity trading activities (up 1.86 TWh, or 12.4%) due to higher volumes traded on the Italian power exchange benefiting from lower purchase prices.

Power sales
In 2012 electricity sales (42.58 TWh) were directed to the free market (75%), the Italian power exchange (14%), industrial sites (8%) and others (3%).
In 2012, electricity sales increased by 5.7% to due to growth in the client base as a result of effective marketing policies, despite weak domestic demand.

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Eni Annual Report / Operating Review

2010	2011	2012	Change	% Ch.
Purchases of natural gas	(mmcm)	5,154	5,008	5,206	198	4.0
Purchases of other fuels	(ktoe)	547	528	462	(66)	(12.5)
Power generation	(TWh)	25.63	25.23	25.67	0.44	1.7
Steam	(ktonnes)	10,983	14,401	12,603	(1,798)	(12.5)

Availability of electricity	(TWh)	2010	2011	2012	Change	% Ch.
Power generation	25.63	25.23	25.67	0.44	1.7
Trading of electricity (a)	13.91	15.05	16.91	1.86	12.4
	39.54	40.28	42.58	2.30	5.7
Free market (b)	27.84	27.25	31.84	4.59	16.8
Italian Exchange for electricity	7.13	8.67	6.10	(2.57)	(29.6)
Industrial plants	3.21	3.23	3.30	0.07	2.2
Other (a) (b)	1.36	1.13	1.34	0.21	18.6
Power sales	39.54	40.28	42.58	2.30	5.7

(a) Includes positive and negative imbalances.
(b) Network losses have been restated from the item "Other" to "Free Market".

In 2012, as a part of its activities selling natural gas and electricity with the aim of improving planning of commercial actions and monitoring technologies for energy efficiency, Eni continued the development of "eni kassandra meteo forecast" (e-kmf®), a proprietary system for forecasting temperatures	from meteorological and climate data in the long-term (from 1 to 90 days) over large European areas (including Italy, Belgium, Germany and France). The system will be applied to power generation activity at EniPower plants and on the largest Italian cities.

Capital expenditure

In 2012, capital expenditure of euro 225 million, mainly related to upgrading and other initiatives to improve flexibility of the	combined cycle power plants (euro 131 million) and gas marketing initiatives (euro 81 million).

Capital expenditure	(euro million)	2010	2011	2012	Change	% Ch.
Marketing	248	184	212	28	15.2
Marketing	133	97	81	(16)	(16.5)
Italy	40	45	43	(2)	(4.4)
Outside Italy	93	52	38	(14)	(26.9)
Power generation	115	87	131	44	50.6
International transport	17	8	13	5	62.5
Capital expenditure	265	192	225	33	17.2
of which:
Italy	155	132	174	42	31.8
Outside Italy	110	60	51	(9)	(15.0)

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Refining & Marketing

Key performance indicators
	2010	2011	2012
Employees injury frequency rate	(No. of accidents per million of worked hours)	1.77	1.96	1.08
Contractors injury frequency rate		3.59	3.21	2.32

Net sales from operations (a)	(euro million)	43,190	51,219	62,656
Operating profit		149	(273)	(1,303)
Adjusted operating profit		(181)	(539)	(328)
Adjusted net profit		(56)	(264)	(179)
Capital expenditure		711	866	842

Refinery throughputs on own account	(mmtonnes)	34.80	31.96	30.01
Conversion index	(%)	61	61	61
Balanced capacity of refineries	(kbbl/d)	757	767	767

Retail sales of petroleum products in Europe	(mmtonnes)	11.73	11.37	10.87
Service stations in Europe at year end	(units)	6,167	6,287	6,384
Average throughput per service station in Europe	(kliters)	2,353	2,206	2,064
Retail efficiency index	(%)	1.53	1.50	1.48

Employees at period end	(units)	8,022	7,591	7,125
Direct GHG emissions	(mmtonnes CO2 eq)	7.76	7.23	6.03
SOx emissions (sulphur oxide)	(ktonnes SO2 eq)	28.05	23.07	16.99
NOx emissions (nitrogen oxide)	(ktonnes NO2 eq)	7.96	6.74	5.87
Water consumption rate (refineries)/refinery throughputs	(cm/tonnes)	28.36	30.98	25.33
Biofuels marketed	(mmtonnes)	17.79	13.26	14.83
Customer satisfaction index	(likert scale)	7.84	7.74	7.90
(a) Before elimination of intragroup sales.

Performance of the year

› The injury frequency rates decreased from 2011(down 45% for employees and 27.7% for contractors).
› In 2012 continued the declining trend of GHG, NOx and SOx emissions, benefiting from energy saving measures and increasing use of natural gas to replace fuel oil.
› The 2012 scenario was weighted down by a steep fall in fuel demand in Italy and continued deteriorating fundamentals in the refining activity amidst volatile margins. Against this backdrop, Eni’s Refining & Marketing Division managed to reduce adjusted operating loss by euro 85 million from 2011 (down euro 179 million). This result reflects the better operating performances and improved efficiency and performance of refineries. Results posted by the Marketing activity were impacted by falling demand for fuel, high competitive pressure and increased expenses associated with certain marketing initiatives including a special discount on prices at the pump during the summer week-ends.
› In 2012 refining throughputs were 30.01 mmtonnes, down 6.1% from 2011. In Italy, processed volumes decreased (down 7.8%) due to scheduled standstills in order to mitigate the negative impact of the trading environment mainly at the Taranto and Gela refineries. Outside Italy, Eni’s refining throughputs increased by 3.2% in particular in the Czech Republic.
› Retail sales in Italy of 7.83 mmtonnes decreased by 6.3% from 2011. This decline was driven by sharply lower consumption of gasoil and gasoline in Italy (down 8.3% from 2011) and increased competitive pressure. In 2012 Eni’s average retail market share was 31.2% increasing by 0.7 percentage points from 2011 benefiting from the commercial initiatives made in the third quarter of 2012.
› Retail sales in the rest of Europe of 3.04 mmtonnes improved slightly from 2011 (up 1%). Volume additions in Austria and Switzerland, reflecting successful commercial initiatives were offset by lower sales in Eastern Europe due to declining demand.

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Eni Annual Report / Operating Review

› Capital expenditure of euro 842 million related mainly refining, supply and logistics (euro 583 million) to improve plants flexibility and yields, in particular at the Sannazzaro refinery, and marketing for the streamlining and rebranding of the retail distribution network (euro 223 million).
› In 2012 total expenditure in R&D in the Refining & Marketing Division amounted to approximately euro 34 million, net of general and administrative costs. In the year 7 patent applications were filed.

Green Refinery

In October 2012, the Green Refinery project was launched, which targets the conversion of the Venice plant into a "bio-refinery", on which a patent application is pending, to produce innovative and high-quality bio-fuels. The project will involve an estimated investment of approximately euro 100 million leveraging the Ecofining technology developed and licensed by Eni. Biofuel production will start from January 1, 2014 and will grow progressively as new facilities enter into operation. The new facilities to be built under the project will be completed in the first half of 2015.

Supply and Trading

In 2012, a total of 62.21 mmtonnes of crude were purchased by the Refining & Marketing Division (59.02 mmtonnes in 2011), of which 26.92 mmtonnes from Eni’s Exploration & Production Division, 24.95 mmtonnes on the spot market and 10.34 mmtonnes were purchased under long-term supply contracts with producing Countries. Approximately 25% of crude purchased in 2012 came from Russia, 19% from West Africa, 12% from the North Sea, 10% from North Africa, 8% from the Middle East, 6% from Italy and 20% from other	areas. In 2012 some 36.56 mmtonnes of crude purchased were marketed, (down 4.46 mmtonnes from 2011, or 13.9%). In addition, 4.53 mmtonnes of intermediate products were purchased (4.26 mmtonnes in 2011) to be used as feedstock in conversion plants and 20.52 mmtonnes of refined products (15.85 mmtonnes in 2011) were purchased to be sold on markets outside Italy (17.24 mmtonnes) and on the domestic market (3.28 mmtonnes) as a complement to available production.

Purchases	(mmtonnes)	2010	2011	2012	Change	% Ch.
Equity crude oil
Eni's production outside Italy	26.90	24.29	23.57	(0.72)	(3.0)
Eni's production in Italy	3.24	3.35	3.35
	30.14	27.64	26.92	(0.72)	(2.6)
Other crude oil
Purchases on spot markets	20.95	20.44	24.95	4.51	22.1
Purchases under long-term contracts	17.16	10.94	10.34	(0.60)	(5.5)
	38.11	31.38	35.29	3.91	12.5
Total crude oil purchases	68.25	59.02	62.21	3.19	5.4
Purchases of intermediate products	3.05	4.26	4.53	0.27	6.3
Purchases of products	15.28	15.85	20.52	4.67	29.5
TOTAL PURCHASES	86.58	79.13	87.26	8.13	10.3
Consumption for power generation	(0.92)	(0.89)	(0.75)	0.14	15.7
Other changes (a)	(2.69)	(1.12)	(1.63)	(0.51)	(45.5)
	82.97	77.12	84.88	7.76	10.1

(a) Include change in inventories, decrease due to transportation, consumption and losses.

Refining

In 2012, refining throughputs were 30.01 mmtonnes, down by 1.95 mmtonnes, or 6.1% from 2011. In Italy, processed volumes decreased by 7.8% from 2011, due to scheduled standstills in order to mitigate the negative impact of the trading environment mainly at the Taranto and Gela refineries (the	latter two production lines have been shut down since June 2012). These negatives were partly offset by higher volumes processed in the last part of the year at the Venice plant (temporarily shut down from November 2011 to April 2012).
Outside Italy, Eni’s refining throughputs increased by 3.2% (up

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Eni Annual Report / Operating Review

approximately 160 ktonnes) mainly due to higher throughputs in the Czech Republic after planned standstills at the Litvinov Refinery in 2011.
Total throughputs in wholly-owned refineries were 20.84 mmtonnes, down by 1.91 mmtonnes (down 8.4%) from 2011	determining a refinery utilization rate of 73%, declining by six percentage points from 2011 consistent with the unfavorable scenario. Approximately 22.8% of volumes of processed crude was supplied by Eni’s Exploration & Production segment representing a 0.5 percentage point increase from 2011 (22.3%).

Availability of refined products	(mmtonnes)	2010	2011	2012	Change	% Ch.
ITALY
At wholly-owned refineries	25.70	22.75	20.84	(1.91)	(8.4)
Less input on account of third parties	(0.50)	(0.49)	(0.47)	0.02	4.1
At affiliated refineries	4.36	4.74	4.52	(0.22)	(4.6)
Refinery throughputs on own account	29.56	27.00	24.89	(2.11)	(7.8)
Consumption and losses	(1.69)	(1.55)	(1.34)	0.21	13.5
Products available for sale	27.87	25.45	23.55	(1.90)	(7.5)
Purchases of refined products and change in inventories	4.24	3.22	3.35	0.13	4.0
Products transferred to operations outside Italy	(4.18)	(1.77)	(2.36)	(0.59)	(33.3)
Consumption for power generation	(0.92)	(0.89)	(0.75)	0.14	15.7
Sales of products	27.01	26.01	23.79	(2.22)	(8.5)
OUTSIDE ITALY
Refinery throughputs on own account	5.24	4.96	5.12	0.16	3.2
Consumption and losses	(0.24)	(0.23)	(0.23)
Products available for sale	5.00	4.73	4.89	0.16	3.4
Purchases of refined products and change in inventories	10.61	12.51	17.29	4.78	38.2
Products transferred from Italian operations	4.18	1.77	2.36	0.59	33.3
Sales of products	19.79	19.01	24.54	5.53	29.1
Refinery throughputs on own account	34.80	31.96	30.01	(1.95)	(6.1)
of which: refinery throughputs of equity crude on own account	5.02	6.54	6.39	(0.15)	(2.3)
Total sales of refined products	46.80	45.02	48.33	3.31	7.4
Crude oil sales	36.17	32.10	36.56	4.46	13.9
TOTAL SALES	82.97	77.12	84.89	7.77	10.1

During 2012 work continued at the Sannazzaro de’ Burgondi Refinery for the construction of the first industrial plant employing EST (Eni Slurry Technology). The plant is expected to start up in 2013. As compared to available refining technologies, EST does not produce by-products but converts feedstock completely into distillates and allows to make valuable use of distillation residue of heavy and extra-heavy crude and non conventional resources. In addition, Eni is developing the conversion technology by means of Slurry Dual Catalyst (an evolution of EST) that is based on the combination of two nanocatalysts could lead to a relevant breakthrough in the EST process, increasing its productivity and improving product quality, declining expenditure and operating costs.
In addition at the Sannazzaro Refinery the detailed design of a project for the production of hydrogen by means of the proprietary Hydrogen SCT-CPO (Short Contact Time-Catalytic Partial Oxidation) process is nearing completion. This reforming technology transforms gaseous and liquid hydrocarbons (also derived from biomass) into synthetic gas (carbon monoxide and hydrogen) at competitive costs.

In line with its commitment to reduce the environmental footprint of its industrial operations and to pay special attention to the protection of the environment and to creating strong relations with the people and the areas where it operates, Eni continued to experiment in the Zero Waste project, a technology for pyrolysis/gasification and inertization of industrial sludge, monetizing its energy content. In particular in 2012, the technology has been tested in a pilot plant with capacity of 50 kg/h installed on the site of New Materials Development Centre in Rome with two long-time test runs on sludge from the Gela

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Eni Annual Report / Operating Review

Refinery and storage residues from the Venice Refinery (each run lasting 480 and 48 hours, respectively).

Within its Biodiesel from microalgae project testing continued at the pilot plant in Gela aimed at defining the algae growth parameters (pH, salinity, nutrients, etc.). An innovative process for lipidic extraction by means of pre-treatment of algal paste, followed by extraction with solvents is under study. At the same time characterization of the extracted bio-oil is proceeding while new pre-treatment processes are being tested to make the product suitable as a feedstock to be turned into bio-fuel.

Marketing of refined products

In 2012, retail sales of refined products (48.33 mmtonnes) increased by 3.31 mmtonnes from 2011, up 7.4%, mainly due to increased volumes sold to oil companies and traders outside Italy.

Product sales in Italy and outside Italy by market	(mmtonnes)	2010	2011	2012	Change	% Ch.
Retail	8.63	8.36	7.83	(0.53)	(6.3)
Wholesale	9.45	9.36	8.62	(0.74)	(7.9)
Chemicals	1.72	1.71	1.26	(0.45)	(26.3)
Other sales	7.21	6.58	6.08	(0.50)	(7.6)
Sales in Italy	27.01	26.01	23.79	(2.22)	(8.5)
Retail rest of Europe	3.10	3.01	3.04	0.03	1.0
Wholesale rest of Europe	3.88	3.84	3.96	0.12	3.1
Wholesale outside Italy	0.42	0.43	0.42	(0.01)	(2.3)
Other sales	12.39	11.73	17.12	5.39	46.0
Sales outside Italy	19.79	19.01	24.54	5.53	29.1
TOTAL SALES OF REFINED PRODUCTS	46.80	45.02	48.33	3.31	7.4

Retail sales in Italy
In 2012, retail sales in Italy of 7.83 mmtonnes decreased by approximately 530 ktonnes, down 6.3%, from 2011 driven by lower consumption of gasoil and gasoline, in particular in highway service station related to the decline in freight transportation. Average gasoline and gasoil throughput (1,976 kliters) decreased by approximately 197 kliters from 2011. Eni’s retail market share for 2012 was 31.2%, up 0.7 percentage points from 2011.
At December 31, 2012, Eni’s retail network in Italy consisted of 4,780 service stations, 79 more than at December 31, 2011 (4,701 service stations), resulting from the positive balance of acquisitions/releases of lease concessions (92 units) and the opening of new service stations (10 units), partly offset by the closing of service stations with low throughput (23 units).
In 2012 even sales of premium fuels (fuels of the "Eni Blu+" line with high performance and lower environmental impact) were affected by the decline in domestic consumption and were lower than the previous year. In particular, sales of Eni BluDiesel+ amounted to approximately 292 mmtonnes (approximately 350 mmliters) with a decline of approximately 201 ktonnes from 2011 and represented 6% of volumes of gasoil marketed by Eni’s retail network. At December 31, 2012, service stations marketing BluDiesel+	totaled 4,123 units (4,130 at 2011 year-end) covering approximately 86% of Eni’s network. Retail sales of BluSuper+ amounted to approximately 35 ktonnes (approximately 47 mmliters), decreasing by 27 ktonnes from 2011, and covered 1.5% of gasoline sales on Eni’s retail network (down 0.9% from a year ago). At December 31, 2012, service stations marketing BluSuper+ totaled 2,505 units (2,703 at December 31, 2011), covering approximately 52% of Eni’s network.
Within the initiatives aimed at favoring consumption in a negative economic scenario and at creating a sounder customer relationship, Eni launched two relevant campaigns: (i) in the summer of 2012 for twelve weekends in Eni stations the "riparti con eni" initiative provided customers in the hyperself mode of service an exceptionally lower price equal all over the Country; (ii) the launch of a new "loyalty card", available in reloadable, prepaid and credit card versions, through which customers can accumulate many more points in the Eni and Agip branded service stations that can be used for all daily purchases made outside of the Eni network in over 30 million stores.
In 2012 Eni continued the development of innovative and bio-fuels with proprietary additives and detergents that provide better gasoline and gasoil with a "keep clean" component. Eni also continues its activity in the area of special fuels for racing (Aprilia racing, Ducati, Moto 2, Moto 3, Superbike).

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Eni Annual Report / Operating Review

Retail and wholesales sales of refined products	(mmtonnes)	2010	2011	2012	Change	% Ch.
Italy	18.08	17.72	16.45	(1.27)	(7.2)
Retail sales	8.63	8.36	7.83	(0.53)	(6.3)
Gasoline	2.76	2.60	2.41	(0.19)	(7.3)
Gasoil	5.58	5.45	5.08	(0.37)	(6.8)
LPG	0.26	0.29	0.31	0.02	6.9
Lubricants	0.03	0.02	0.03	0.01	50.0
Wholesale sales	9.45	9.36	8.62	(0.74)	(7.9)
Gasoil	4.36	4.18	4.07	(0.11)	(2.6)
Fuel Oil	0.44	0.46	0.33	(0.13)	(28.3)
LPG	0.33	0.31	0.30	(0.01)	(3.2)
Gasoline	0.16	0.19	0.20	0.01	5.3
Lubricants	0.10	0.10	0.09	(0.01)	(10.0)
Bunker	1.35	1.26	1.19	(0.07)	(5.6)
Jet fuel	1.46	1.65	1.56	(0.09)	(5.5)
Other	1.25	1.21	0.88	(0.33)	(27.3)
Outside Italy (retail + wholesale)	7.40	7.28	7.42	0.14	1.9
Gasoline	1.85	1.79	1.81	0.02	1.1
Gasoil	3.95	3.82	3.96	0.14	3.7
Jet fuel	0.40	0.49	0.44	(0.05)	(10.2)
Fuel Oil	0.25	0.23	0.19	(0.04)	(17.4)
Lubricants	0.10	0.10	0.09	(0.01)	(10.0)
LPG	0.49	0.50	0.52	0.02	4.0
Other	0.36	0.35	0.41	0.06	17.1
	25.48	25.00	23.87	(1.13)	(4.5)

Retail sales in the Rest of Europe
Retail sales in the rest of Europe of 3.04 mmtonnes were basically stable (up 1% or 10 ktonnes). Volume additions in Austria and Switzerland reflecting successful commercial policies were almost completely offset by lower sales in Eastern Europe due to declining demand.
At December 31, 2012 Eni’s retail network in the rest of Europe consisted of 1,604 service stations, an increase of 18 units from December 31, 2011 (1,586 service stations). The network evolution was as follows: (i) the closing of 28 low throughput service stations mainly in Austria and France; (ii) the positive balance of acquisitions/releases of lease concessions (33 units) in particular in Austria; (iii) the purchase of 11 service stations, in particular in Austria; (iv) the opening of 2 new outlets.
Average throughput (2,319 kliters) increased by 20 kliters from 2010 (2, 299 kliters).

Wholesale and other sales
Wholesale sales in Italy (8.62 mmtonnes) declined by approximately 740 ktonnes, down 7.9%, mainly due to declining sales of gasoline and gasoil related to a decline in demand from transports and industrial customers due to a generalized slowdown and lower jet fuel sales related to declining demand. Bitumen sales increased due increased product availability of Eni products related to downtime in competitors’ refineries, in particular in the final part of the year.
Average market share in 2012 was 29.5% (28.6% in 2011).
Supplies of feedstock to the petrochemical industry (1.26 mmtonnes) dropped from 2011 (down 450 ktonnes) due to lower feedstock supplies due to lower demand from industrial customers.
Wholesale sales in the rest of Europe of approximately 3.96 mmtonnes increased by 3.1% from 2011 due to increased sales in Switzerland, the Czech Republic, Slovenia and France. Sales declined in Hungary, Austria and Germany.
Other sales (23.20 mmtonnes) increased by 4.89 mmtonnes, or 27%, mainly due to higher sales volumes to oil companies.
Assessment is underway of a proprietary technology for the production of bitumen in sheets (RIGEBIT) with high polymer and process wax concentration from Fischer-Tropsch process, suitable for cold transport and with relevant environmental effects.

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As concerns the production of industrial lubricants for high-performance turbines, Eni started cooperating with GE for reaching new formulas capable of effecting a significant reduction in power loss on the bearings of turbomachines.
Within its quality management system certified under UNI EN ISO 9001 2008, the marketing and wholesale lines planned and applied a plan for assessing customer satisfaction in the wholesale segment. The project concerns the measurement of customer satisfaction on service levels, purchased products and all the elements that form the relationship between Eni and its customers in order to identify strong points and areas for improvement leading to corrective actions and improving satisfaction levels.	Capital expenditure

In 2012, capital expenditure in the Refining & Marketing Division amounted to euro 842 million and regarded mainly:
(i) refining, supply and logistics in Italy and outside Italy (euro 622 million), with projects designed to improve the conversion rate and flexibility of refineries, in particular the Sannazzaro Refinery, as well as expenditure on health, safety and environmental upgrades; (ii) upgrade and rebranding of the refined product retail network in Italy (euro 163 million) and in the Rest of Europe (euro 57 million).

Capital expenditure	(euro million)	2010	2011	2012	Change	% Ch.
Refinery, supply and logistics	446	629	622	(7)	(1.1)
Italy	444	626	618	(8)	(1.3)
Outside Italy	2	3	4	1	33.3
Marketing	246	228	220	(8)	(3.5)
Italy	170	168	163	(5)	(3.0)
Outside Italy	76	60	57	(3)	(5.0)
Other	19	9		(9)	..
	711	866	842	(24)	(2.8)

Overall in the year, expenditure in health, safety and environment amounted to euro 127 million.

In 2012 full operations were reached at the Eni Refining & Marketing photovoltaic park made up of more than 100 photovoltaic plants installed on the roofs of shelters and buildings in Eni service stations located in areas well exposed to solar radiation thus maximizing yields. At year end 2012 a total of approximately 2 million kWh have been produced resulting in revenues of over euro 1 million as targeted and leading to total CO2 emission savings of approximately 900 tonnes. In 2013 energy produced in this way will be used also for recharging electrical cars in selected plants.

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Chemicals

Key performance indicators
	2010	2011	2012
Employees injury frequency rate	(No. of accidents per million of worked hours)	1.54	1.47	0.76
Contractors injury frequency rate		5.94	4.60	1.66

Net sales from operations (a)	(euro million)	6,141	6,491	6,418
Basic petrochemicals		2,833	2,987	3,110
Polymers		3,126	3,299	3,128
Other sales		182	205	180
Operating profit		(86)	(424)	(683)
Adjusted operating profit		(96)	(273)	(485)
Adjusted net profit		(73)	(206)	(395)
Capital expenditure		251	216	172

Production	(ktonnes)	7,220	6,245	6,090
Sales of petrochemical products		4,731	4,040	3,953
Average plant utilization rate	(%)	72.9	65.3	66.7

Employees at year end	(units)	5,972	5,804	5,668
Direct GHG emissions	(mmtonnes CO2 eq)	4.69	4.12	3.69
NMVOC (Non-Methan Volatile Organic Compound) emissions	(ktonnes)	4.71	4.18	4.40
SOx emissions (sulphur oxide)	(ktonnes SO2 eq)	3.30	3.17	2.19
NOx emissions (nitrogen oxide)	(ktonnes NO2 eq)	4.87	4.14	3.43
Recycled/reused water	(%)	82.7	81.8	81.5
(a) Before elimination of intragroup sales.

Performance of the year

› In 2012 the employees and contractors injury frequency rates continued to follow the positive trends of previous years (down 48.3% and 63.9%, respectively).
› In 2012 emissions of greenhouse gases, NOx and SO2 decreased due to lower sales volumes and to energy saving interventions performed in the year. An increase in NMVOC emissions is due mainly to the Dunkirk site because the NMVOC recovery plant was unavailable for emissions from the polyethylene silos.
› In 2012 the sector reported a significant increase in adjusted net loss (euro 395 million, down euro 189 million) from 2011, due to a weak trend in demand for commodities reflecting the economic downturn and a fall in unit margins.
› Sales of petrochemical products were 3,953 ktonnes, down 87 ktonnes, or 2.1% from 2011, due to declining consumption.
› Petrochemical production volumes were 6,090 ktonnes, decreasing by 155 ktonnes, down 2.48%, due a steep decline in demand for petrochemical products in all businesses, in particular the steepest decline was reported in polyethylene.
› In 2012 overall expenditure in R&D amounted to approximately euro 38 million in line with the previous year. A total of new 18 patent applications were filed, including one in collaboration with Exploration and Production division.

Expansion on international markets

› In the field of internationalization strategy, in October 2012, Versalis signed 2 joint venture agreements with major chemical operators in South Korea and Malaysia to build and operate facilities for the production of elastomers incorporating Versalis proprietary technologies and know-how. These initiatives are in line with Eni’s strategy of international expansion in Asian markets with interesting growth prospects, where Versalis has a leading position (elastomers).

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Bio-based chemicals

› In January 2013, Versalis and Yulex, an agricultural-based biomaterials company, signed a strategic partnership to manufacture guayule-based bio-rubber materials in a production complex in Southern Europe. The partnership will cover the entire manufacturing chain from crop science to bio-rubber extraction to the construction of a biomass power station. Versalis will manufacture materials for consumer and medical specialty markets with hypoallergenic qualities that are expected to generate higher margins.
The partnership will leverage Yulex’s core competencies including crop science and bio-rubber extraction technologies, to boost Versalis’ bio-based portfolio. The investment will include an ambitious research project to develop technologies targeting the tire industry.
With its market leading position in the elastomer industry Versalis plans to expand its leading-edge technologies in the synthetic rubber business by including guayule rubber as a supplementary business opportunity and an increased commercial offering.
In June 2012, a Memorandum of Understanding has been signed with Genomatica and Novamont to establish a technological joint venture in Italy governing a four-year research project aimed at developing a new technology for the production of butadiene from renewable feedstocks. This joint venture will also hold exclusive right for the industrial application of the research results, including licensing it to third parties.

Sales - production - prices

In 2012 sales of petrochemical products (3,953 ktonnes) decreased by 87 ktonnes (down 2.2%) from 2011 mainly due to a substantial decrease in demand reflecting the current economic downturn in the main reference markets.
Average unit sales prices increased slightly (up 1.3%) from 2011, in particular aromatics (up 12%), phenolderivatives (up 10%) and styrene (up 6%). Elastomer average unit prices declined (down 1.3%).
Petrochemical production (6,090 ktonnes) decreased by 155 ktonnes from 2011, or 2.5%, Main decreases were registered in styrenes and elastomers (down 10.3% and 9.4%,	respectively). Excluding the shutdown of the Porto Torres plant (except for nytrilic rubber) for the start of the green chemistry project and the divestment of the Feluy plant, volumes increased by approximately 2%.
Outside Italy, production increased at the Dunkirk site (up 20%) that in 2011 had been affected by a slow start of the new EVA/LDPE swing line.
Nominal capacity of plants declined from the previous year due to the mentioned divestment of the Feluy plant and the shutdown of the Porto Torres plant, while the average plant utilization rate, calculated on nominal capacity, was 66.7% (65.3% in 2011).

Product availability	(ktonnes)	2010	2011	2012	Change	% Ch.
Intermediates	4,860	4,101	4,112	11	0.3
Polymers	2,360	2,144	1,978	(166)	(7.7)
Production	7,220	6,245	6,090	(155)	(2.5)
Consumption and losses	(2,912)	(2,631)	(2,545)	86	(3.3)
Purchases and change in inventories	423	426	408	(18)	(4.2)
	4,731	4,040	3,953	(87)	(2.2)

Business trends

Intermediates
Intermediate revenues (euro 3,110 million) increased by euro 123 million from 2011 (up 4%) due to the positive performance of derivatives, reflecting increased sales volumes (up 21%) and average unit prices (up 10%) due to a more dynamic market and product availability. Sales volumes of olefins and aromatics declined (down 2% and 4.5%, respectively) due to the shutdown of the polyethylene line in the Sicilian plants due to their lack of profitability and demand decline. Average unit prices of olefins were stable, while aromatics prices increased by 12% driven by the price of benzene (up 18.7%).
Intermediates production (4,112.5 ktonnes) was in line with last year (up 0.3%). An increase was registered in derivatives	(up 12%) for phenol/derivatives and styrene monomer that last year had been affected by the planned facility downtimes at the Mantova plant.
Production of olefins and aromatics declined by 2.7% and 5.4%, respectively. The latter were affected by the planned facility downtime at the Sarroch plant and the decline in activity at the Priolo plant aimed at countering the negative scenario.

Polymers
Polymer revenues (euro 3,128 million) decreased by euro 171 million from 2011 (down 5.2%) due to decreased sales volumes (down 5.8%) resulting from a steep decline in demand in particular on

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Italian and European markets, offset in part by slight increases in the markets of Eastern Europe.
Unit prices of elastomers declined (down 1.3%) due to lower unit prices for SBR/BR rubbers, affected by the downturn of the automotive industry and of polyethylene (down 0.4%), despite an improvement in the second part of the year. Average styrene prices increased by 6%, driven by the price of expandable polystyrene.
Polymer production (1,978 ktonnes) decreased by 167 ktonnes	from 2011 (down 7.8%), due mainly to a decline in elastomer production (down 9.4%) at Ravenna and Ferrara for the downturn of the automotive industry and of polyethylene (down 6%). At the beginning of the year production at the Sicilian plants was shutdown, including the cracker, due to the sharp decline in demand for polyethylene.
The decline in styrene production (down 10.3%) was due to the divestment of compact and expandable polystyrene plant of Feluy (Belgium) at the end of 2011.

Capital expenditure

In 2012 capital expenditure amounted to euro 172 million (euro 216 million in 2011) and regarded mainly: (i) plant upgrades (euro 53 million) in particular in Ravenna; (ii) energy recovery (euro 41 million), mainly related to energy savings projects aimed at	reducing CO2 emissions; (iii) environmental protection, safety and environmental regulation (euro 38 million), relating primarily to the optimization of discharge water treatment; (iv) upkeeping of plants (euro 25 million).

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Engineering & Construction

Key performance indicators
	2010	2011	2012
Employees injury frequency rate	(No. of accidents per million of worked hours)	0.45	0.44	0.54
Contractors injury frequency rate		0.33	0.21	0.17
Fatality index	(No. of fatalities per 100 million of worked hours)	2.14	1.82	0.93

Net sales from operations (a)	(euro million)	10,581	11,834	12,771
Operating profit		1,302	1,422	1,433
Adjusted operating profit		1,326	1,443	1,465
Adjusted net profit		994	1,098	1,109
Capital expenditure		1,552	1,090	1,011

Orders acquired	(euro million)	12,935	12,505	13,391
Order backlog		20,505	20,417	19,739

Employees at period end	(units)	38,826	38,561	43,387
Employees outside Italy	(%)	87.3	86.5	89.2
Local managers		45.3	43.0	42.3
Local procurement		61.3	56.4	51.8
Healthcare expenditure	(euro thousand)	19,506	32,410	21,236
Security expenditure		26,403	50,541	81,777
Direct GHG emissions	(mmtonnes CO2 eq)	1.11	1.32	1.54
(a) Before elimination of intragroup sales.

Performance of the year

› The percentage of manager positions covered by local personnel is higher than 40% of total manager positions, except for France and Italy, reflecting however fluctuations due to he opening of new yards and short-term projects.
› The overall amount of procurement was euro 9,584 million, of which euro 7,802 million related to operating projects, 51.8% of which was procured with local suppliers.
› In 2012 the employees injury frequency rate worsened from 2011 (by 22.7%) while it improved for contractors by 19%. Saipem continues to strive to mitigate and reduce accidents and injuries to its employees and contractors by means of training and awareness campaigns, such as the "Working at height", the dedicated HSE training portal and training courses for crane operators.
› Safety and environment expenditure increased by 24% from 2011 (from euro 83 million to euro 103 million).
› In 2012 the Engineering & Construction sector reported adjusted net profit amounting to euro 1,109 million, in line with 2011 (up 1%). This result reflects the good operating performance recorded mainly in the Drilling businesses deriving from the full operations of Scarabeo 9 and to greater profitability from the Saipem 10000 vessel, almost totally offset by the decline in performance of the Engineering & Construction business due to falling demand for oilfield services and lower margins at certain works related to the general downturn especially in the second half of the year.
› Capital expenditure amounted to euro 1,011 million (euro 1,090 million in 2011) and mainly regarded the upgrading of the drilling and construction fleet.
› In 2012 overall expenditure in R&D amounted approximately to euro 15 million in line with 2011. A total of 13 new patent applications were filed.

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Activity of the year

› Orders acquired amounted to euro 13,391 million (euro 12,505 million in 2011), of which 96% represented by projects to be carried out outside Italy, while orders from Eni companies amounted to 5% of the total.
› Order backlog amounted to euro 19,739 million at December 31, 2012 (euro 20,417 million at December 31, 2011), of which euro 10,943 million to be carried out within 2013. The decline in order backlog reflects the cancellation of the Jurassic contract (euro 700 million) in the third quarter of 2012 in the Engineering & Construction Onshore business.

Activity areas

Engineering & Construction Offshore
In 2012 revenues amounted to euro 5,207 million, increasing by 5.5% from 2011, due to higher levels of activity in Middle and Far East.
Orders acquired amounted to euro 7,477 million (euro 6,131 million in 2011). Among the main orders acquired in 2012 were: (i) an EPCI contract with INPEX for the installation of an underwater pipeline 889-kilometer long linking the offshore Ichthys field with the onshore shut-off valves in the area of Darwin, Australia. The plant will have a peak production capacity of 8.4 mmtonnes of LNG and 1.6 mmtonnes of LPG per year and 100,000 barrels of condensates per day; (ii) an EPCI contract with Lukoil for the installation of two underwater pipelines linking the offshore Vladimir Filanovsky block in the northern area of the Caspian Sea, with the onshore facility between 10-20 kilometers inland in the Russian Republic of Kalmyk. Works offshore will be performed mainly by the pipelaying barge Castoro 12 and the trenching vessel Castoro 16.
In 2012 Saipem continued to pursue the development of state of the art technologies for working in deep and ultra-deep waters, the design of floating liquefaction facilities, the development of new techniques for the installation and grounding of underwater pipes in extreme conditions. In particular, the main activities concerned: (i) the design of a system for the transfer of liquefied natural gas between two floating LNG units; (ii) design and development of underwater solutions for the separation of gas/liquid and liquid/liquid and the treatment of sea water and discharge water; (iii) research in innovative materials for pipes and the adjustment of techniques for laying such pipes; (iv) studies on the technologies for heating pipes; (v) studies on technologies for monitoring pipes during installation and fixing techniques and emergency interventions.
In addition, during the year monitoring continued for the reduction of the environmental impact of installation and the development of renewable sources both onshore and offshore.

Engineering & Construction Onshore
In 2012 revenues amounted to euro 5,745 million, increasing by 3.9% from 2011, due to higher levels of activity in the Middle East and North America.
Orders acquired amounted to euro 3,972 million (euro 5,006 million in 2011), declining mainly as a result of the cancellation of the Jurassic contract in the third quarter of 2012. Among the main orders acquired were: (i) a turn-key contract for Shell concerning the SSAGS (Southern Swamp Associated Gas) project concerning the construction of four compression stations and new production facilities for the treatment of collected gas in various areas of the Delta State in Nigeria; (ii) an EPC contract for Saudi Aramco and Sumitomo Chemical for the Naphtha and Aromatics Package (RP2) of the Rabigh II project which provides for the expansion of the integrated petrochemical and refining complex of Rabigh, a city located on the western coast of Saudi Arabia. This expansion will allow to treat additional 30 mmcf of ethane per day and 3 mmtonnes of naphtha per year, to the current production capacity of 20 mmtonnes of oil per year.
R&D activities aiming at improving proprietary process technologies and increasing the company’s service portfolio concerned: (i) a study on the improvement of environmental compatibility of the proprietary technology for the production of Urea; (ii) development of new technologies for reducing the cost of carbon capture; (iii) application of a Life Cycle Assessment technology to the environmental impact assessment of a project in Congo.

Offshore drilling
In 2012 revenues amounted to euro 1,089 million, increasing by 30.6% from 2011. Revenues deriving from the entry in full activity of the semisubmersible rigs Scarabeo 8 and Scarabeo 9 in 2012 were offset in part by the planned facility downtime of the Scarabeo 3 and Scarabeo 6 semisubmersible rigs.
Orders acquired amounted to euro 1,025 million (euro 780 million in 2011). Among the main orders acquired were: (i) the 15 month extension of the drilling contract of the Scarabeo 7 operating in Indonesian waters; (ii) the 24 month extension of the contract of the Perro Negro jack up in operating Italian waters.

Onshore drilling
In 2012 revenues amounted to euro 730 million, increasing slightly from 2011.
Orders acquired amounted to euro 917 million (euro 588 million in 2011). Among the main orders acquired were: (i) the leasing contract to Saudi Aramco of 15 facilities for a term of five years in Saudi Arabia; (ii) the contracts for 8 facilities to be employed in South America, Saudi Arabia, Kazakhstan, Algeria, Mauritania and Italy for periods ranging from two months and two years.

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Eni Annual Report / Operating Review

Orders acquired	(euro million)	2010	2011	2012	Change	% Ch.
	12,935	12,505	13,391	886	7.1
Engineering & Construction Offshore	4,600	6,131	7,477	1,346	22.0
Engineering & Construction Onshore	7,744	5,006	3,972	(1,034)	(20.7)
Offshore drilling	326	780	1,025	245	31.4
Onshore drilling	265	588	917	329	56.0
of which:
- Eni	962	822	631	(191)	(23.2)
- Third parties	11,973	11,683	12,760	1,077	9.2
of which:
- Italy	825	1,116	485	(631)	(56.5)
- Outside Italy	12,110	11,389	12,906	1,517	13.3

Order backlog	(euro million)	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2012	Change	% Ch.
	20,505	20,417	19,739	(678)	(3.3)
Engineering & Construction Offshore	5,544	6,600	8,721	2,121	32.1
Engineering & Construction Onshore	10,543	9,604	6,701	(2,903)	(30.2)
Offshore drilling	3,354	3,301	3,238	(63)	(1.9)
Onshore drilling	1,064	912	1,079	167	18.3
of which:
- Eni	3,349	2,883	2,526	(357)	(12.4)
- Third parties	17,156	17,534	17,213	(321)	(1.8)
of which:
- Italy	1,310	1,816	1,719	(97)	(5.3)
- Outside Italy	19,195	18,601	18,020	(581)	(3.1)

Capital expenditure

Capital expenditure of the Engineering & Construction Division amounted to euro 1,011 million mainly regarded: (i) construction of a new pipelayer, the construction of a new fabrication yard in Indonesia, the progression of the construction of a new fabrication yard in Brazil and upkeep works in the Engineering & Construction Offshore business; (ii) activities	for the completion of the construction of the Scarabeo 8 and the upgrading of the Scarabeo 6 to make it capable of drilling up to 1,100 meters of water; (iii) realization/development of operating structures in the Offshore Drilling business unit; (iv) purchase of materials and equipment and planned upkeep of the current asset base in the Onshore Drilling business.

Capital expenditure	(euro million)	2010	2011	2012	Change	% Ch.
Engineering & Construction Offshore	706	400	505	105	26.3
Engineering & Construction Onshore	11	45	66	21	46.7
Offshore drilling	559	507	281	(226)	(44.6)
Onshore drilling	253	121	120	(1)	..
Other expenditure	23	17	39	22	..
	1,552	1,090	1,011	(79)	(7.2)

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Divestment of Eni’s interest in Snam

On October 15, 2012, following the completion of certain conditions precedent, including, in particular, antitrust approval, Eni finalized the divestment to Cassa Depositi e Prestiti SpA ("CDP"), an entity controlled by the Italian Ministry of Economy and Finance, of 1,013,619,522 ordinary shares of Snam SpA, corresponding to 30% less 1 share of the voting shares at a price of euro 3.47 a share, as provided for by the sale and purchase contract of June 15, 2012. The gain on the disposal of this interest amounting to euro 2.02 billion was accounted in the profit and loss.
The total consideration of euro 3,517 million has been paid for 75% at the balance sheet date. The balance of euro 879 million has been paid in February 2013. The exclusion of Snam from consolidation effective form the fourth quarter 2012 allowed to reduce financial debt by euro 12.45 billion. Prior to the divestment, Snam had already reimbursed intercompany loans via third-party financing.
The transaction implements the provisions of Law No. 27/2012, pursuant to which Eni was mandated to divest its shareholding in Snam in accordance with the model of ownership unbundling as per Legislative Decree No. 93/2011, and in accordance with the criteria, terms and conditions defined in the Decree of the President of the Council of Ministers issued on May 25, 2012 (the "DPCM") and designed to ensure the complete independence of Snam from the largest gas production and sale company in Italy.
Furthermore, the DPCM provided the divestment of the residual shareholding of Eni in Snam through transparent and non-discriminatory sales procedures targeted to both retail and institutional investors. On July 18, 2012, Eni finalized the sale of a further 5% interest in Snam (178,559,406 ordinary shares). The total consideration amounted to euro 612.5 million, corresponding to euro 3.43 per share. The deal was carried out through an accelerated book-building procedure aimed at Italian and foreign institutional investors.

Including the sale of the above mentioned 5% interest made to institutional investors in July, after the transaction with CDP the residual interest of Eni in Snam is equal to 20.2% at the balance sheet date. This interest was classified as a financial instrument and measured at fair value corresponding to market prices which brought profit a revaluation gain of euro 1,451 million at the price current at the transaction date of euro 3.5 a share with future changes in fair value recognized in equity, except for those shares which are underlying a convertible bond. In January 2013, Eni finalized the divestment of part of its interest in Snam with the placement of euro 1,250 million aggregate principal amount of senior, unsecured bonds, exchangeable into ordinary shares of Snam. The bonds have maturity of 3 years and pay a coupon of 0.625% per annum. The bonds will be exchangeable into Snam ordinary shares at an exchange price of euro 4.33 per Snam ordinary share, representing approximately a 20% premium to the Snam current reference price. Underlying the Bonds are approximately 288.7 million ordinary shares of Snam, corresponding to approximately 8.54% of the currently outstanding share capital of Snam. Changes in fair value of those shares were reported through profit as opposed to equity based on the fair value option provided by IAS 39 from inception, i.e. the transaction date with CDP. Those changes were immaterial at the balance sheet date. In case the strike price is not reached, Eni retains the option at the expiration of bonds to reimburse bondholders with the underlying Snam shares at the market price current at the reimbursement date.
Following these transactions, Eni’s residual stake in Snam at the balance sheet date amounted to 20.2% of the total capital equal to 683.9 million shares booked at fair value for euro 2,408 million determined at a price of euro 3.52 per share.
At the date of the closing of the transaction, the counterparty CDP holds a stake in Eni that allows for a significant influence on the latter and is subject, with Eni, to the MEF’s common control. Consequently, the transaction qualifies as material transaction with related parties, as the value of the transaction is above certain established thresholds applicable to sale transactions pursuant to the Consob Regulation (No. 17221 of March 12, 2010 as updated by Reg. 17389 of June 23, 2010) and the internal procedures adopted by the Company1.
A full review of transaction is disclosed in the Information Statement, published on June 6, 2012 (and available at the Eni website eni.com) in application of the Consob Regulation No. 11971 of May 14, 1999 and later additions and modifications (for further information see the paragraph "Transactions with related parties" in the "Other information" section).

(1) Eni’s Management System Guideline "Transactions involving directors’ and statutory auditors’ interests and transactions with related parties" has been approved by Eni’s Board of Directors on November 18, 2010 and amended on January 19, 2012. It is published on Eni’s website in the Corporate Governance section.

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Eni Annual Report / Operating Review

Divestment of Eni’s interest in Galp

On July 20, 2012, as part of the agreements signed on March 29, 2012 by Eni and the other relevant shareholders of the Portuguese company Galp Energia, Amorim Energia and Caixa Geral de Depòsitos SA, Eni sold a 5% interest in Galp to Amorim Energia. The transaction covered 41.5 million shares at the price of euro 14.25 per share, for a total consideration of euro 582 million and a capital gain registered in profit of euro 288 million. Following the sale Eni ceased to be part of the existing shareholders’ agreement governing the investee and Eni’s residual interest in Galp Energia of 28.34% was stated as a financial instrument measured at fair value represented by the market price of Galp which resulted in gain of euro 865 million at the price current at the transaction date of euro 10.78 a share with future changes in fair value recognized in equity, except for the Galp shares which are underlying convertible bonds.
As part of the March agreement, Eni has the right to sell up to 18% of Galp shares on the market (which could potentially increase by 2% if convertible bonds are issued) and a pre-emption right is granted to Amorim on the residual 10.34% shares of Galp owned by Eni through a combination of a call option on a 5% interest and a right of first refusal on the remaining 5.34%, or on the whole 10.34% in case Amorim does not exercise the call option.

On November 27, 2012, through an accelerated book-building procedure aimed at Italian and foreign institutional investors, Eni sold approximately 33.2 million shares of Galp Energia, corresponding to 4% of its share capital at the price of euro 11.48 per share for a total consideration of approximately euro 381 million and a gain of euro 23 million recorded in profit. Concurrently with the Equity Offering, Eni has completed the placement of approximately euro 1,028 million aggregate principal amount of senior, unsecured bonds, exchangeable into ordinary Galp shares. The Bonds will have a maturity of 3 years and will pay a coupon of 0.25% per annum. The Bonds will be exchangeable into Galp ordinary shares at an exchange price of approximately euro 15.50 per share, representing a 35% premium to the Equity Offering placing price of euro 11.48 per share. Underlying the exchangeable bonds are approximately 66.3 million ordinary shares of Galp, corresponding to approximately 8% of the currently outstanding share capital of Galp. Changes in fair value of those shares were reported through profit as opposed to equity based on the fair value option provided by IAS 39 from inception, i.e. the transaction date with Amorim; considering the current price of Galp shares of euro 11.76 a share at period end, a revaluation gain of euro 65 million was recorded in profit which was partially offset by a negative change in the fair value of the call option embedded in the bonds amounting to euro 26 million. In case the strike price is not reached, Eni retains the option at the expiration of bonds to reimburse bondholders with the underlying Galp shares at the market price current at the reimbursement date. Following these transactions, Eni’s residual stake in Galp at the balance sheet date amounted to 24.34% of the total capital equal to 201.84 million shares booked at fair value for euro 2,374 million determined at a price of euro 11.76 per share.
As a consequence of the Exchangeable Bond Offering, as per the agreements signed on March 29, 2012, Amorim Energia has a right of first refusal of up to 3.34% or up to 8.34% respectively, depending on whether or not the call option will be executed.

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Eni Annual Report / Financial review and other information

In accordance with the guidelines of IFRS 5, results of the Italian regulated businesses managed by Snam have been reported as discontinued operations throughout the whole of 2012 until loss of control on the entity which occurred in October 2012 as part of a transaction to divest approximately 30% of the share	capital of Snam to an Italian entity, Cassa Depositi e Prestiti. The divestment took place in accordance to Article 15 of Law Decree No. 1 of January 24, 2012, enacted into Law No. 27 of March 24, 2012 which mandated the ownership unbundling of Snam. Prior year data have been reclassified.

Profit and loss account1

2010	(euro million)	2011	2012	Change	% Ch.
96,617	Net sales from operations	107,690	127,220	19,530	18.1
967	Other income and revenues	926	1,546	620	67.0
(73,202)	Operating expenses	(83,199)	(100,021)	(16,822)	(20.2)
246	of which non-recurring items	(69)
131	Other operating income (expense)	171	(158)	(329)	..
(9,031)	Depreciation, depletion, amortization and impairments	(8,785)	(13,561)	(4,776)	(54.4)
15,482	Operating profit	16,803	15,026	(1,777)	(10.6)
(749)	Finance income (expense)	(1,146)	(1,307)	(161)	(14.0)
1,112	Net income from investments	2,123	2,881	758	(35.7)
15,845	Profit before income taxes	17,780	16,600	(1,180)	(6.6)
(8,581)	Income taxes	(9,903)	(11,659)	(1,756)	(17.7)
54.2	Tax rate (%)	55.7	70.2	14.5
7,264	Net profit - continuing operations	7,877	4,941	(2,936)	(37.3)
119	Net profit - discontinued operations	(74)	3,732	3,806	..
7,383	Net profit	7,803	8,673	870	11.1
	Attributable to:
6,318	Eni’s shareholders:	6,860	7,788	928	13.5
6,252	- continuing operations	6,902	4,198	(2,704)	(39.2)
66	- discontinued operations	(42)	3,590	3,632	..
1,065	Non-controlling interest:	943	885	(58)	(6.2)
1,012	- continuing operations	975	743	(232)	(23.8)
53	- discontinued operations	(32)	142	174	..

Net profit
In 2012, net profit attributable to Eni’s shareholders from continuing operations was euro 4,198 million, a decrease of euro 2,704 million, down by 39.2% from 2011. The result was negatively impacted by a lower operating profit, down by euro 1,777 million driven by the recognition of impairment losses of euro 4,029 million (euro 1,031 million in 2011) which were incurred on tangible and intangible assets, mostly in the gas marketing and refining businesses due to a reduced profitability outlook on the back of the ongoing European downturn.
In addition, net profit reflected increased income taxes (up	by euro 1,756 million) due to higher taxable income reported by the Exploration & Production Division, subject to higher tax rates, and a write-down of euro 1,030 million recognized to reflect a lower likelihood that certain deferred tax assets of Italian subsidiaries can be recovered in future periods due to an expected reduction in taxable income generated in Italy, and as Eni has lost the availability of Snam taxable profit against which Italian tax assets can be utilized following the deconsolidation of Snam. Net finance and exchange rate charges increased by euro 161 million due to the negative

(1) In the circumstances of discontinued operations, the International Financial Reporting Standards require that the profits earned by continuing and discontinued operations are those deriving from transactions external to the Group. Therefore, profits earned by the discontinued operations, in this case the Snam operations, on sales to the continuing operations are eliminated on consolidation from the discontinued operations and attributed to the continuing operations and vice versa. This representation does not indicate the profits earned by continuing and Snam operations, as if they were standalone entities, for past periods or likely to be earned in future periods. Results attributable to individual segments are not affected by this representation as reported at the paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

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Eni Annual Report / Financial review and other information

impact of downward estimate revisions of certain discounted provisions following a changed interest rate environment.
On a positive side, net profit for the year reflected higher net profit from investments (up by euro 758 million) due to gains from the disposal of part of Eni’s interest in Galp, including the fair value revaluation of the residual interest as well as an extraordinary gain registered on Eni’s interest in Galp due to the Galp-Petrogal transaction, for an overall gain of euro 2.08 billion. These positive effects were partly offset by lower income from equity accounted entities, impairments of certain interests (euro 156 million) as well as by the circumstance that in 2011 a gain of euro 1,044 million	was recorded on the divestment of Eni’s interests in the international gas pipelines.

Adjusted net profit attributable to Eni’s shareholders including results from discontinued operations amounted to euro 7,788 million, an increase of euro 928 million (up 13.5% from 2011).
Net profit from discontinued operations included results of Snam until loss of control by Eni and the gains recorded both on the divestment to Cassa Depositi e Prestiti for an amount of euro 2,019 million and the fair value revaluation at the residual interest based on current market prices for euro 1,451 million. Total gains amounted to euro 3,425 million, net of the fiscal effect.

Adjusted net profit

2010	(euro million)	2011	2012	Change	% Ch.
6,252	Net profit attributable to Eni’s shareholders - continuing operations	6,902	4,198	(2,704)	(39.2)
(610)	Exclusion of inventory holding (gains) losses	(724)	(23)
1,128	Exclusion of special items	760	2,953
	of which:
(246)	- non-recurring items	69
1,374	- other special items	691	2,953
6,770	Adjusted net profit attributable to Eni’s shareholders - continuing operations (a)	6,938	7,128	190	2.7

(a) For a detailed explanation of adjusted operating profit and net profit see paragraph "Reconciliation of reported operating and net profit to results on an adjusted basis".

Adjusted net profit attributable to Eni’s shareholders from continuing operations of euro 7,128 million increased by euro 190 million from 2011, or 2.7%. When excluding Snam’s contribution to results from continuing operations which corresponds to Snam margins on intercompany transactions as per IFRS 5, the year on year increase in adjusted net profit was equal to 7.6%.
The increase reflected an improved performance reported by the Exploration & Production Division and the downstream businesses, partly offset by lower income from investments, increasing taxable profit reported by the Exploration & Production Division subject to higher tax rates, as well as a write-down of deferred tax assets of Italian subsidiaries which were not included within special charges albeit being a non-recurring item (approximately euro 230 million).
Adjusted net profit was calculated by excluding an inventory holding gain amounting to euro 23 million and special charges of euro 2,953 million, with an overall positive impact of euro 2,930 million.

Special charges in operating profit from continuing operations of euro 4,744 million mainly related to:
(i) impairment losses of euro 4,029 million which were recorded to write down the book values of goodwill and other tangible and intangible assets to their lower value-in-use mainly in the gas marketing and the refining businesses. In performing the impairment review, management assumed a reduced profitability outlook in those businesses driven by a deteriorating European macroeconomic environment, volatility in commodity prices and margins, and rising competitive pressures. Other impairment losses were incurred at a number of oil&gas properties in the

Exploration & Production Division reflecting downward reserve revisions and a changed pricing environment, as well as marginal lines of business in the Chemical segment due to lack of profitability perspectives;
(ii) extraordinary expenses and risk provisions of euro 945 million incurred in connection with price revisions at long-term gas purchase contracts which were presented as special items given the contractual time span for price revisions expired in previous periods and relating to gas volumes purchased in previous reporting periods, including the one related to the settlement of an arbitration proceeding with GasTerra;
(iii) exchange rate differences and exchange rate derivative instruments reclassified as operating items (a loss of euro 79 million) as they mainly related to derivative transactions entered into to manage exposure to the exchange rate risk implicit in commodity pricing formulas;
(iv) provisions for redundancy incentives (euro 64 million) and environmental issues (euro 63 million);
(v) a gain on the divestment of a 10% interest in the Karachaganak project to the Kazakh partner KazMunaiGas as part of the settlement agreement (euro 343 million).

Special items in net profit included:
(i) the gains recorded on the divestment of a 9% interest in Galp (euro 311 million) which were realized in two different transactions. A 5% stake was sold in July 2012 to Amorim BV and a further 4% interest was sold through an accelerated book-building procedure with institutional investors which took place in November 2012. They also included a revaluation gain of the residual interest in Galp

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Eni Annual Report / Financial review and other information

at market fair value through profit (euro 865 million) as well as a gain recognized on occasion of a capital increase made by Galp’s subsidiary Petrogal whereby a new shareholder, Sinopec, subscribed for its share of the capital increase by contributing a cash amount which was in excess of the net book value of the interest acquired (euro 835 million);
(ii) a write-down incurred at Italian subsidiaries’ deferred tax assets which regarded the opening balances of such deferred tax assets in the amount of approximately euro 800 million out of a global write-down of euro 1,030 million. This	impairment was recognized to reflect a lower likelihood that certain deferred tax assets of Italian subsidiaries can be recovered in future periods due to an expected reduction in taxable income generated in Italy, and as Eni has lost the availability of Snam taxable profit against which Italian tax assets can be utilized following the deconsolidation of Snam.

The breakdown of adjusted net profit from continuing operations by division is shown in the table below:

2010	(euro million)	2011	2012	Change	% Ch.
5,609	Exploration & Production	6,865	7,425	560	8.2
1,267	Gas & Power	252	473	221	87.7
(56)	Refining & Marketing	(264)	(179)	85	32.2
(73)	Chemicals	(206)	(395)	(189)	(91.7)
994	Engineering & Construction	1,098	1,109	11	1.0
(216)	Other activities	(225)	(247)	(22)	(9.8)
(867)	Corporate and financial companies	(753)	(976)	(223)	(29.6)
1,124	Impact of unrealized intragroup profit elimination (a)	1,146	661	(485)
7,782	Adjusted net profit - continuing operations	7,913	7,871	(42)	(0.5)
	of which attributable to:
1,012	- Non-controlling interest	975	743	(232)	(23.8)
6,770	- Eni’s shareholders	6,938	7,128	190	2.7

(a) This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of end period.

Group results were achieved in a trading environment characterized by a marker Brent price of $111.58 per barrel, almost in line with 2011. The gas market was influenced by weak demand as a consequence of the European economic slowdown. In the meantime the marketplace was well supplied, with very liquid continental hubs for spot transactions. Price competition among operators has been stiff taking into account minimum off-take obligations provided by gas purchase take-or-pay contracts and reduced sales opportunities. Spot prices in Europe increased by 5% from 2011, even if this was not reflected in gas margins because of higher oil-linked supply costs and competitive	pressure. Refining margins showed a recovery from the depressed levels registered a year ago (the benchmark margin on Brent crude averaged $4.83 per barrel, up $2.77 per barrel). However the absolute size of margins remained in unprofitable territory due to volatility of trading environment and weak fuel demand on the back of the economic downturn, excess capacity and high cost of oil feedstock and oil-linked energy utilities. Furthermore, Eni’s complex refineries were impacted by narrowing price differentials between light and heavy crudes. Results for the year were helped by the appreciation of the US dollar over the euro (up 7.7%).

2010	2011	2012	% Ch.
79.47	Average price of Brent dated crude oil (a)	111.27	111.58	0.3
1.327	Average EUR/USD exchange rate (b)	1.392	1.285	(7.7)
59.89	Average price in euro of Brent dated crude oil	79.94	86.83	8.6
2.66	Average European refining margin (c)	2.06	4.83	..
3.47	Average European refining margin Brent/Ural (c)	2.90	4.94	70.3
2.00	Average European refining margin in euro	1.48	3.76	..
6.56	Price of NBP gas (d)	9.03	9.48	5.0
0.8	Euribor - three-month euro rate (%)	1.4	0.6	(57.1)
0.3	Libor - three-month dollar rate (%)	0.3	0.4	33.3

(a) In USD per barrel. Source: Platt’s Oilgram.
(b) Source: ECB.
(c) In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.
(d) In USD per million BTU (British Thermal Unit). Source: Platt’s Oilgram.

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Eni Annual Report / Financial review and other information

Analysis of profit and loss account items - continuing operations

Net sales from operations

2010	(euro million)	2011	2012	Change	% Ch.
29,497	Exploration & Production	29,121	35,881	6,760	23.2
27,806	Gas & Power	33,093	36,200	3,107	9.4
43,190	Refining & Marketing	51,219	62,656	11,437	22.3
6,141	Chemicals	6,491	6,418	(73)	(1.1)
10,581	Engineering & Construction	11,834	12,771	937	7.9
105	Other activities	85	119	34	40.0
1,386	Corporate and financial companies	1,365	1,369	4	0.3
100	Impact of unrealized intragroup profit elimination	(54)	(75)	(21)
(22,189)	Consolidation adjustment	(25,464)	(28,119)	(2,655)
96,617		107,690	127,220	19,530	18.1

Eni’s net sales from operations from continuing operations (euro 127,220 million) increased by euro 19,530 million from 2011 (up 18.1%) reflecting higher realizations on commodities in dollar terms and the positive impact of the appreciation of the US dollar against the euro.

Revenues generated by the Exploration & Production Division (euro 35,881 million) increased by euro 6,760 million, or 23.2%, due to higher volumes of production sold following the ongoing recovery on Libyan activities, higher realizations in dollar terms (oil up 0.5%; natural gas up 9.9%) as well as currency translation effects.

Revenues generated by the Gas & Power Division (euro 36,200 million) increased by euro 3,107 million, or 9.4%, due to trends in energy parameters which are reflected in gas prices and a slight recovery in spot prices.

Revenues generated by the Refining & Marketing Division (euro 62,656 million) increased by euro 11,437 million, or 22.3%, mainly reflecting higher average selling prices of refined products and the positive impact of the appreciation of the dollar against the euro, as well as higher sales volumes (up 3.31 mmtonnes, or 7.4%).

Revenues generated by the Chemical business (euro 6,418 million) decreased by euro 73 million, down 1.1% from 2011, mainly due to a decline in volumes sold (down 2.1%) against the backdrop of the continuing weak commodity demand, impacted by the economic downturn, only partially offset by a recovery in average sale prices.

Revenues generated by the Engineering & Construction business (euro 12,771 million) increased by euro 937 million, or 7.9%, as a result of increased activities in the Engineering & Construction business, mainly in the Middle and Far East.

Operating expenses

2010	(euro million)	2011	2012	Change	% Ch.
68,774	Purchases, services and other	78,795	95,363	16,568	21.0
(246)	of which: - non-recurring items	69
1,459	of which: - other special items	265	1,154
4,428	Payroll and related costs	4,404	4,658	254	5.8
400	of which: - provision for redundancy incentives	203	64
73,202		83,199	100,021	16,822	20.2

Operating expenses (euro 100,021 million) increased by euro 16,822 million, or 20.2%, from 2011.
Purchases, services and other costs (euro 95,363 million) increased by euro 16,568 million, or 21%, reflecting higher supply costs of purchased oil, gas and petrochemical feedstock on the back of the energy trading environment and the appreciation of the dollar against the euro. Purchases, costs and other costs included	special charges of euro 1,154 million (euro 334 million in 2011) mainly referring to the extraordinary expenses and risk provisions of euro 945 million incurred in connection with price revisions at long-term gas purchase contracts which were presented as special items given the contractual time span for price revisions expired in previous periods and relating to gas volumes purchased in previous reporting periods, including the one relating to the

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settlement of an arbitration proceeding with GasTerra, as well as to environmental and other risk provisions.
Payroll and related costs (euro 4,658 million) increased by euro 254 million, or 5.8%, from 2011 due to a higher average number of employees outside Italy (following higher activity levels in	the Engineering & Construction and Exploration & Production businesses), higher unit labor cost outside Italy and the appreciation of the dollar against the euro. These increases were partly offset by a decrease in the average number of employees in Italy and a lower provision for redundancy incentives.

Depreciation, depletion, amortization and impairments

2010	(euro million)	2011	2012	Change	% Ch.
6,928	Exploration & Production	6,251	7,988	1,737	27.8
425	Gas & Power	413	405	(8)	(1.9)
333	Refining & Marketing	351	331	(20)	(5.7)
83	Chemicals	90	90
513	Engineering & Construction	596	683	87	14.6
2	Other activities	2	1	(1)	(50.0)
79	Corporate and financial companies	75	65	(10)	(13.3)
(20)	Impact of unrealized intragroup profit elimination	(23)	(25)	(2)
8,343	Total depreciation, depletion and amortization	7,755	9,538	1,783	23.0
688	Impairments	1,030	4,023	2,993	..
9,031		8,785	13,561	4,776	54.4

Depreciation, depletion and amortization (euro 9,538 million) increased by euro 1,783 million, up 23%, from 2011, mainly in the Exploration & Production Division (up euro 1,737 million, or 27.8%) due to an ongoing recovery in Libyan activities, rising expenses incurred in connection with ongoing exploration activities (up euro 580 million on a constant exchange rate basis), the start-up of new fields and the appreciation of the US dollar against the euro (up 7.7%). The increase recorded in the Engineering & Construction business (up euro 87 million, or 14.6%) was due to new vessels and rigs which were brought into operations.

Impairment charges of euro 4,023 million mainly regarded the goodwill and other intangible assets allocated to the gas

Marketing activity (euro 2,494 million) and impairment losses of refining plants (euro 843 million) driven by a reduced profitability outlook on the back of the ongoing European downturn. In performing the impairment review, management assumed a reduced profitability outlook in those businesses driven by a deteriorating European macroeconomic environment, volatility in commodity prices and margins, and rising competitive pressures. Other impairment losses were incurred at a number of oil&gas properties in the Exploration & Production Division (euro 547 million) reflecting downward reserve revisions and a changed pricing environment, as well as marginal lines of business in the Chemical segment (euro 112 million) due to lack of profitability perspectives.

The breakdown of impairment charges by Division is shown in the table below:

2010	(euro million)	2011	2012	Change	% Ch.
123	Exploration & Production	189	547	358	..
426	Gas & Power	154	2,494	2,340	..
76	Refining & Marketing	488	843	355	72.7
52	Chemicals	160	112	(48)	(30.0)
3	Engineering & Construction	35	25	(10)	(28.6)
8	Other activities	4	2	(2)	(50.0)
688		1,030	4,023	2,993	..

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Operating profit
The breakdown of the reported operating profit by Division is provided below:

2010	(euro million)	2011	2012	Change	% Ch.
13,866	Exploration & Production	15,887	18,451	2,564	16.1
896	Gas & Power	(326)	(3,221)	(2,895)	..
149	Refining & Marketing	(273)	(1,303)	(1,030)	..
(86)	Chemicals	(424)	(683)	(259)	(61.1)
1,302	Engineering & Construction	1,422	1,433	11	0.8
(1,384)	Other activities	(427)	(302)	125	29.3
(361)	Corporate and financial companies	(319)	(345)	(26)	(8.2)
1,100	Impact of unrealized intragroup profit elimination	1,263	996	(267)
15,482	Operating profit	16,803	15,026	(1,777)	(10.6)

Adjusted operating profit
The breakdown of the adjusted operating profit by Division is provided below:

2010	(euro million)	2011	2012	Change	% Ch.
15,482	Operating profit - continuing operations	16,803	15,026	(1,777)	(10.6)
(881)	Exclusion of inventory holding (gains) losses	(1,113)	(17)
2,244	Exclusion of special items	1,540	4,744
	of which:
(246)	- non-recurring items	69
2,490	- other special items	1,471	4,744
16,845	Adjusted operating profit - continuing operations	17,230	19,753	2,523	14.6
	Breakdown by division:
13,898	Exploration & Production	16,075	18,518	2,443	15.2
1,268	Gas & Power	(247)	354	601	..
(181)	Refining & Marketing	(539)	(328)	211	39.1
(96)	Chemicals	(273)	(485)	(212)	77.7
1,326	Engineering & Construction	1,443	1,465	22	1.5
(205)	Other activities	(226)	(224)	2	0.9
(265)	Corporate and financial companies	(266)	(329)	(63)	(23.7)
1,100	Impact of unrealized intragroup profit elimination and other consolidation adjustment	1,263	782	(481)
16,845		17,230	19,753	2,523	14.6

Eni’s adjusted operating profit from continuing operations amounted to euro 19,753 million, an increase of euro 2,523 million from the previous year (up 14.6%), reflecting an improved performance reported by the Exploration & Production Division and the downstream businesses. Adjusted operating profit is calculated by excluding an inventory holding gain of euro 17 million and special charges of euro 4,744 million. The increase was mainly due to an improved operating performance recorded by the following Divisions:
- Exploration & Production (up euro 2.443 million, or 15.2%) driven by an ongoing recovery in Libyan activities and the appreciation of the US dollar over the euro (approximately euro 1,100 million). These positives were partly offset by higher exploration costs incurred due to increased activities as well as higher operating costs and depreciation charges in connection with new field start-ups/ramp-ups;
- Gas & Power reverted to operating profit at euro 354 million, which	was an improvement of euro 601 million from previous year (from an operating loss of euro 247 million in 2011). The Gas Marketing business improvement was driven by the benefits associated with supply contract renegotiations, including the recognition of better supply costs retroactive to the beginning of 2011, and an ongoing recovery at Libyan supplies;
- Refining & Marketing decreased the adjusted operating loss by euro 211 million to euro 328 million (up by 39.1% from 2011), reflecting efficiency gains and optimization measures, and better plant availability. These positives were partly offset by the lower performance reported by the Marketing activity, which was impacted by falling demand for fuel, high competitive pressure and increased expenses associated with certain marketing initiatives including a special discount on prices at the pump during the summer weekends ("riparti con eni");
- Engineering & Construction increased by euro 22 million, or

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1.5%, reflecting higher revenues and better margins on works executed in the first nine months of the year, partly offset by the decrease recorded in the last part of the year in the Engineering & Construction business which was hit by a slowdown in activities and lower profitability of certain contracts, affected by the current economic downturn.	These increases were partly offset by the lower operating performance recorded in the Chemical segment impacted by weak commodity demand on the back of the economic downturn and unprofitable product margins on oil-based commodities which were squeezed by high crude oil costs, particularly in the first quarter of the year.

Finance income (expense)

2010	(euro million)	2011	2012	Change
(730)	Finance income (expense) related to net borrowings	(881)	(929)	(48)
(765)	- Finance expense on short and long-term debt	(922)	(980)	(58)
17	- Net interest due to banks	22	27	5
18	- Net income from receivables and securities for non-financing operating activities	19	24	5
(131)	Income (expense) on derivative financial instruments	(112)	(251)	(139)
(111)	- Derivatives on exchange rate	29	(137)	(166)
(39)	- Derivatives on interest rate	(141)	(88)	53
19	- Derivates on securities		(26)	(26)
92	Exchange differences, net	(111)	131	242
(130)	Other finance income (expense)	(154)	(408)	(254)
73	- Net income from receivables and securities for financing operating activities	75	69	(6)
(236)	- Finance expense due to the passage of time (accretion discount)	(235)	(308)	(73)
33	- Other	6	(169)	(175)
(899)		(1,258)	(1,457)	(199)
150	Finance expense capitalized	112	150	38
(749)		(1,146)	(1,307)	(161)

Net finance expense increased by euro 161 million to euro 1,307 million from 2011 due to a negative impact associated with estimate revision of certain discounted provisions due to a changed interest rate environment recorded in the line item "Accretion discount" (down by euro 73 million), higher finance charges (down by euro 58 million) and other finance expense (down by euro 175 million) reflecting	finance charges accrued on amounts due to certain gas suppliers following the definition of contractual price revisions. Lower negative exchange differences net (up by euro 242 million) were partly offset by losses on exchange rate derivatives (down euro 166 million, from a gain of euro 29 million to a loss of euro 137 million) recognized through profit as lacking the formal criteria for hedge accounting.

Net income from investments
The table below sets forth the breakdown of net income from investments by Division:

2012 (euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Other segments	Group
Share of gains (losses) from equity-accounted investments	39	144	40	55		278
Dividends	346	5	51		29	431
Gains on disposal	11	28		(1)	311	349
Other income (expense), net	1		51		1,771	1,823
	397	177	142	54	2,111	2,881

Net income from investments amounted to euro 2,881 million and related to: (i) Eni’s share of profit of entities accounted for under the equity-accounting method (euro 278 million) mainly in the Gas & Power Division; (ii) dividends received by entities accounted for at cost (euro 431 million); (iii) gains	on disposal of assets (euro 349 million) mainly relating to the divestment of a 9% interest in Galp; (iv) other net income (euro 1,823 million) reflecting the fair value revaluation of the residual interest of Eni in Galp and the Petrogal transaction (see below for further details).

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The table below sets forth a breakdown of net income/loss from investments for 2012:

2010	(euro million)	2011	2012	Change
493	Share of gains (losses) from equity-accounted investments	500	278	(222)
264	Dividends	659	431	(228)
332	Gains on disposal	1,121	349	(772)
23	Other income (expense), net	(157)	1,823	1,980
1,112		2,123	2,881	758

Income from investments increased by euro 758 million due to the recording of higher gains on disposal and revaluation of interests, mainly relating to the divestment of a 9% interest in Galp (euro 311 million) in two tranches (a 5% interest sold to Amorim BV in July 2012 and a 4% sold through an accelerated book-building procedure in November 2012) and the revaluation of the residual interest at market fair value through profit (euro 865 million) as well as the gain recorded on Eni’s shareholding in Galp due to the capital increase made by Galp’s subsidiary Petrogal whereby a new shareholder, Sinopec, subscribed for its share of the capital increase by contributing a cash amount which was	in excess of the net book value of the interest acquired (euro 835 million). Furthermore, a fair value gain of euro 65 million was recorded through profit regarding a 8% interest in Galp which was placed on the market through a convertible bond on November 27, 2012 subsequent to the initial revaluation. These gains were partly offset by the fact that 2011 benefited from relevant gains recorded on the divestment of Eni’s interests in the international gas pipelines (euro 1,044 million). Eni’s lower share of profit of entities accounted for under the equity-accounting method reflected the negative trend of the gas market, the loss of significant influence on Galp from mid-2012 and lower results reported by Nigeria LNG.

Income taxes

2010	(euro million)	2011	2012	Change
	Profit before income taxes
887	Italy	694	(723)	(1,417)
14,958	Outside Italy	17,086	17,323	237
15,845		17,780	16,600	(1,180)
	Income taxes
265	Italy	227	945	718
8,316	Outside Italy	9,676	10,714	1,038
8,581		9,903	11,659	1,756
	Tax rate (%)
29.9	Italy	32.7	..	..
55.6	Outside Italy	56.6	61.8	5.2
54.2		55.7	70.2	14.5

Income taxes were euro 11,659 million, up euro 1,756 million, or 17.7% compared to the previous year mainly reflecting higher income taxes currently payable which were incurred by subsidiaries in the Exploration & Production Division operating outside Italy due to higher taxable profit.
The reported tax rate was 70.2% and reflected: (i) a write-down of euro 1,030 million which was recognized to reflect a lower likelihood that certain deferred tax assets of Italian subsidiaries can be recovered in future periods due to an expected reduction in taxable income generated in Italy, and as Eni has lost the availability of Snam taxable profit against which Italian tax assets can be utilized following the deconsolidation of Snam; (ii) a shift from profit earned by associates to increased taxable income reported by the Exploration & Production Division, subject to higher tax rates, that replaced the above mentioned lower profit from associates; (iii) the significant amount of non-deductible charges (mainly the goodwill	impairment of the European Market cash generating unit).
The impact of these drivers was partly offset by the non-taxable gains which were recorded on the Galp interest and the fact that based on the accounting provided by IFRS 5 the Group taxable income from continuing operations benefited from Snam’s margins on intercompany transactions which are deprived of any tax impact.
Adjusted tax rate, calculated as ratio of income taxes to net profit before taxes on an adjusted basis, was 59.8%, increasing from 2011 (54.4% in 2011), reflecting the higher share of taxable profit reported by the Exploration & Production Division and the amount of the write-down taken at the deferred tax assets of Italian subsidiaries (euro 230 million) which remained in adjusted results.

Non-controlling interest
Non-controlling interest’s share of profit was euro 743 million and mainly related to Saipem SpA (euro 627 million).

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Divisional performance2

Exploration & Production

2010	(euro million)	2011	2012	Change	% Ch.
13,866	Operating profit		15,887	18,451	2,564	16.1
32	Exclusion of special items:		188	67
127	- asset impairments		190	550
(241)	- gains on disposal of assets		(63)	(542)
97	- provision for redundancy incentives		44	6
30	- environmental charges
	- risk provisions			7
	- re-measurement gains/losses on commodity derivatives		1	1
14	- exchange rate differences and derivatives		(2)	(9)
5	- other		18	54
13,898	Adjusted operating profit		16,075	18,518	2,443	15.2
(205)	Net financial income (expense) (a)		(231)	(248)	(17)
274	Net income (expense) from investments (a)		624	436	(188)
(8,358)	Income taxes (a)		(9,603)	(11,281)	(1,678)
59.8	Tax rate (%)		58.3	60.3	2.0
5,609	Adjusted net profit		6,865	7,425	560	8.2
	Results also include:
7,051	- amortization and depreciation		6,440	8,535	2,095	32.5
	of which:
1,199	exploration expenditures		1,165	1,835	670	57.5
802	- amortization of exploratory drilling expenditures and other		820	1,457	637	77.7
397	- amortization of geological and geophysical exploration expenses		345	378	33	9.6
	Average hydrocarbons realizations
72.76	Liquids (b)	($/bbl)	102.11	102.58	0.47	0.5
6.02	Natural gas	($/mmcf)	6.48	7.12	0.64	9.9
55.60	Hydrocarbons	($/boe)	72.26	73.39	1.13	1.6

(a) Excluding special items.
(b) Includes condensates.

In 2012, the Exploration & Production Division recorded an adjusted operating profit of euro 18,518 million, increasing by euro 2,443 million from 2011, up 15.2%, due to the ongoing recovery in Libyan activities and the appreciation of the US dollar over the euro (up by approximately euro 1,100 million), partly offset by higher exploration costs, related to increasing exploration activities, higher operating expenses and development amortizations related to new fields start-up/ramp-up.

Special charges excluded from adjusted operating profit amounted to euro 67 million and mainly related to: (i) impairment losses at proved and unproved properties (euro 550 million in the full year) that were driven by downward reserves revisions, price changes and revised profitability outlook mainly on certain gas assets in the United States and India and on an oil asset in Turkmenistan; (ii) gains on disposal of assets (euro 542 million), including a gain on the divestment of a 10% interest in the Karachaganak field to the Kazakh partner KazMunaiGas as part of the settlement agreement; (iii) risk provisions and employee redundancy incentives as well as other charges.

Adjusted net profit increased by euro 560 million to euro 7,425 million (up 8.2%) from 2011, due to an improved operating performance, partly offset by lower income from investments and a higher adjusted tax rate (up 2 percentage points).

(2) For a detailed explanation of adjusted operating profit and net profit see the paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

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Gas & Power

2010	(euro million)	2011	2012	Change	% Ch.
896	Operating profit	(326)	(3,221)	(2,895)	..
(117)	Exclusion of inventory holding (gains) losses	(166)	163
489	Exclusion of special items:	245	3,412
	of which:
(270)	Non-recurring items
759	Other special items	245	3,412
426	- asset impairments	154	2,494
78	- risk provisions	77	831
	- gains on disposal of assets		(3)
16	- environmental provisions		(2)
52	- provisions for redundancy incentives	34	5
30	- re-measurement gains/losses on commodity derivatives	45
195	- exchange rate differences and derivatives	(82)	(51)
(38)	- other	17	138
1,268	Adjusted operating profit	(247)	354	601	..
923	Marketing	(657)	45	702	..
345	International transport	410	309	(101)	(24.6)
34	Net finance income (expense) (a)	43	31	(12)
362	Net income (expense) from investments (a)	363	261	(102)
(397)	Income taxes (a)	93	(173)	(266)
23.9	Tax rate (%)	..	26.8
1,267	Adjusted net profit	252	473	221	87.7

(a) Excluding special items.

In 2012 the Gas & Power Division reported improved adjusted operating profit, up by euro 601 million (from a loss of euro 247 million reported in 2011 to a profit of euro 354 million). This was due to the Marketing business (up by euro 702 million), while the International Transport business reported lower results (down by euro 101 million, or 24.6%) due to the divestment of the Company’s interests in the entities engaged in the International Transport of gas from Northern Europe and Russia which was executed in 2011.
The Marketing performance was driven by the benefits of supply contracts renegotiations, certain of which were retroactive to the beginning of 2011, and a recovery in Libyan supplies. These positives absorbed the weak trading environment and margin pressure due to the ongoing trends in oil-linked supply costs and strong competition. Operating profit was also impacted by the negative effects of price revisions at certain long-term gas suppliers and customers; this was also due to the settlement of a number of arbitration proceedings, including the one relating to the definition of an arbitration proceeding with GasTerra.

Special charges excluded from adjusted operating profit amounted to euro 3,412 million and mainly included:

(i) impairment losses of goodwill and other intangible assets amounting to euro 2,494 million, which were mainly recorded at the European gas market cash generating unit. These impairment losses were recorded to write down the book value of those assets to their value-in-use. Management expectations pointed to a reduced profitability outlook in this business due to downward projections of demand growth, persistence of oversupplies in the gas market and rising competitive pressure adversely impacting selling prices and margins; (ii) extraordinary expenses and risk provisions of euro 831 million incurred in connection with price revisions at long-term gas purchase contracts which were presented as special items given the contractual time span for price revision expired in previous periods and relating to gas volumes purchased in previous reporting periods; (iii) exchange rate differences and derivatives reclassified as operating items euro 51 million.

Adjusted net profit for the full year 2012 was euro 473 million, an increase of euro 221 million from 2011 due to a better operating performance.

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Other performance indicators
Follows a breakdown of the pro-forma adjusted EBITDA by business:

2010	(euro million)	2011	2012	Change
2,562	Pro-forma EBITDA adjusted	949	1,314	365
1,863	Marketing	257	856	599
116	of which: +/(-) adjustment on commodity derivatives	44		(44)
699	International transport	692	458	(234)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit, which is also modified to take into account the impact associated with certain derivatives instruments as detailed below. This performance indicator includes the adjusted EBITDA of Eni’s wholly owned subsidiaries and Eni’s share of adjusted EBITDA generated by certain associates which are accounted for under the equity method for IFRS purposes. In order to calculate the EBITDA pro-forma adjusted, the adjusted operating profit of the Marketing business has been modified to take into account the impact of the settlement of certain commodity and exchange rate derivatives that do not meet the formal criteria to be classified as hedges under the IFRS. These are entered into by the Company in view of	certain amounts of gas and electricity that the Company expects to supply at fixed prices during future periods. The impact of those derivatives has been allocated to the EBITDA pro-forma adjusted relating to the reporting periods during which those supplies at fixed prices are recognized. Management believes that the EBITDA pro-forma adjusted is an important alternative measure to assess the performance of Eni’s Gas & Power Division, taking into account evidence that this Division is comparable to European utilities in the gas and power generation sector. This measure is provided in order to assist investors and financial analysts in assessing the divisional performance of Eni Gas & Power, as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities. The EBITDA pro-forma adjusted is a non-GAAP measure under IFRS.

Refining & Marketing

2010	(euro million)	2011	2012	Change	% Ch.
149	Operating profit	(273)	(1,303)	(1,030)	..
(659)	Exclusion of inventory holding (gains) losses	(907)	(29)
329	Exclusion of special items:	641	1,004
76	- asset impairments	488	846
169	- environmental provisions	34	40
(16)	- gains on disposal of assets	10	5
2	- risk provisions	8	49
113	- provisions for redundancy incentives	81	19
(10)	- re-measurement gains/losses on commodity derivatives	(3)
(10)	- exchange rate differences and derivatives	(4)	(8)
5	- other	27	53
(181)	Adjusted operating profit	(539)	(328)	211	39.1
	Net finance income (expense) (a)		(4)	(4)
92	Net income (expense) from investments (a)	99	63	(36)
33	Income taxes (a)	176	90	(86)
(56)	Adjusted net profit	(264)	(179)	85	32.2

(a) Excluding special items.

In 2012, Eni’s Refining & Marketing Division managed to limit adjusted operating losses to euro 328 million with a 39.1% reduction from 2011 (up euro 211 million). The 2012 scenario was characterized by weak and volatile margins, although they recovered somewhat from a year ago. Continuing weakness in margins was driven by excess capacity, sharply lower demand for fuels particularly in the Italian market, and high supply costs of oil-based feedstock and utilities. Against this backdrop, the improvement reported by the refining activity was due to	efficiency gains and optimization measures and reduced refinery downtime. On the negative side, the Marketing activity reported lower results, which were impacted by falling demand for fuel, high competitive pressure and increased expenses associated with certain marketing initiatives including a special discount on prices at the pump during the summer weekends ("riparti con eni").

Special charges excluded from adjusted operating loss amounting to euro 1,004 million, mainly related to refinery impairment charges

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(euro 846 million) due to management’s projections of unprofitable margins and lower future cash flows, risk provisions (euro 49 million) and environmental provisions (euro 40 million).	Adjusted net loss declined by euro 85 million (from a loss of euro 264 million in 2011 to a loss of euro 179 million in 2012) due to operating performance.

Chemicals

2010	(euro million)	2011	2012	Change	% Ch.
(86)	Operating profit	(424)	(683)	(259)	(61.1)
(105)	Exclusion of inventory holding (gains) losses	(40)	63
95	Exclusion of special items	191	135
	of which:
	Non-recurring items	10
95	Other special items:	181	135
52	- asset impairments	160	112
	- gains on disposal of assets		1
	- risk provisions		18
	- environmental provisions	1
26	- provisions for redundancy incentives	17	14
	- re-measurement gains/losses on commodity derivatives		1
17	- exchange rate differences and derivatives		(11)
	- other	3
(96)	Adjusted operating profit	(273)	(485)	(212)	(77.7)
	Net finance income (expense) (a)		(1)	(1)
1	Net income (expense) from investments (a)		2	2
22	Income taxes (a)	67	89	22
(73)	Adjusted net profit	(206)	(395)	(189)	(91.7)

(a) Excluding special items.

In 2012, the Chemicals Division reported a deeper adjusted operating loss of euro 485 million, almost double compared to 2011 (a loss of euro 273 million). This negative trend was driven by the fall in commodities demand due to the economic downturn and the unprofitable product margins of oil-based commodities which were squeezed by high crude oil costs, particularly in the first quarter of 2012, leading to a negative benchmark margin of cracking.	Special charges excluded from adjusted operating loss of euro 135 million, related mainly to impairment of marginal business lines due to lack of profitability perspectives, as well as to provisions for redundancy incentives and risk provisions.

Adjusted net loss (euro 395 million) was almost double compared to 2011.

Engineering & Construction

2010	(euro million)	2011	2012	Change	% Ch.
1,302	Operating profit	1,422	1,433	11	0.8
24	Exclusion of special items:	21	32
	of which:
24	Non-recurring items
	Other special items	21	32
3	- asset impairments	35	25
5	- gains on disposal of assets	4	3
14	- provision for redundancy incentives	10	7
(22)	- re-measurement gains/losses on commodity derivatives	(28)	(3)
1,326	Adjusted operating profit	1,443	1,465	22	1.5
33	Net finance income (expense) (a)
10	Net income (expense) from investments (a)	95	55	(40)
(375)	Income taxes (a)	(440)	(411)	29
27.4	Tax rate (%)	28.6	27.0	(1.6)
994	Adjusted net profit	1,098	1,109	11	1.0

(a) Excluding special items.

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The Engineering & Construction business reported an adjusted operating profit increasing by 1.5% to euro 1,465 million. The result reflected higher revenues and better margins on the works executed, mainly in the first nine months, in the Engineering & Construction business unit, in Middle and Far East, as well as in offshore drilling, where the Scarabeo 8 and Scarabeo 9 activity compensated the negative impact of the upgrade shutdown of the semi-submersible platforms Scarabeo 3 and Scarabeo 6.
The annual performance was hit by a slowdown in activities and lower profitability of the Engineering & Construction segment, in the fourth quarter, which was affected by the current economic downturn.	Special charges excluded from adjusted operating profit amounted to euro 32 million and related mainly to impairment of equipment of the semi-submersible platforms Scarabeo 8 and Castoro 9, provisions for redundancy incentives and re-measurement gains on commodity derivatives.

Adjusted net profit was euro 1,109 million, increasing by euro 11 million from 2011, reflected a higher adjusted operating profit and lower adjusted tax rate (down approximately 2 percentage points), partly offset by lower income from investments.

Other activities (*)

2010	(euro million)	2011	2012	Change	% Ch.
(1,384)	Operating profit	(427)	(302)	125	29.3
1,179	Exclusion of special items:	201	78
	of which:
	Non-recurring items	59
1,179	Other special items	142	78
1,145	- environmental provisions	141	25
8	- asset impairments	4	2
	- gains on disposal of assets	(7)	(12)
7	- risk provisions	9	35
10	- provisions for redundancy incentives	8	2
9	- other	(13)	26
(205)	Adjusted operating profit	(226)	(224)	2	0.9
(9)	Net financial income (expense) (a)	5	(22)	(27)
(2)	Net income (expense) from investments (a)	(3)	(1)	2
	Income taxes (a) (b)	(1)
(216)	Adjusted net profit	(225)	(247)	(22)	(9.8)

(*) Excluding Snam results.
(a) Excluding special items.
(b) Deferred tax assets relating to Syndial losses are recognized by the parent company Eni SpA based on intercompany agreements which regulate the Italian consolidated accounts for tax purposes.

Corporate and financial companies

2010	(euro million)	2011	2012	Change	% Ch.
(361)	Operating profit	(319)	(345)	(26)	(8.2)
96	Exclusion of special items:	53	16
	- gains on disposal of assets	(1)
88	- provisions for redundancy incentives	(6)	5
8	- risk provisions	9	11
	- other	51
(265)	Adjusted operating profit	(266)	(329)	(63)	(23.7)
(783)	Net financial income (expense) (a)	(876)	(861)	15
	Net income (expense) from investments (a)	1	99	98
181	Income taxes (a)	388	115	(273)
(867)	Adjusted net profit	(753)	(976)	(223)	..

(a) Excluding special items.

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Non-GAAP measures

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which impact industrial margins and translation of commercial payables and receivables. Accordingly also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income (38% is applied to charges recorded by companies in the energy sector, whilst a tax rate of 27.5% is applied to all other companies). Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS or US GAAP. Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency Exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (Consob), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items include gains and losses on re-measurement at fair value of certain non hedging commodity derivatives, including the ineffective portion of cash flow hedges and certain derivatives financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production Division.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production Division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

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2012	OTHER ACTIVITIES (a)	DISCONTINUED OPERATIONS

(euro million)	Exploration & Production	Gas & Power (a)	Refining & Marketing	Chemicals	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	GROUP	Snam	Consolidation adjustments	Total	CONTINUING OPERATIONS

Operating profit	18,451	(3,221)	(1,303)	(683)	1,433	(345)	1,676	(302)	208	15,914	(1,676)	788	(888)	15,026
Exclusion of inventory holding (gains) losses		163	(29)	63					(214)	(17)				(17)
Exclusion of special items:
- asset impairments	550	2,494	846	112	25			2		4,029				4,029
- gains on disposal of assets	(542)	(3)	5	1	3		(22)	(12)		(570)	22		22	(548)
- risk provisions	7	831	49	18		5		35		945				945
- environmental charges		(2)	40				71	25		134	(71)		(71)	63
- provision for redundancy incentives	6	5	19	14	7	11	2	2		66	(2)		(2)	64
- re-measurement gains/losses on commodity derivatives	1			1	(3)					(1)				(1)
- exchange rate differences and derivatives	(9)	(51)	(8)	(11)						(79)				(79)
- other	54	138	53					26		271				271
Special items of operating profit	67	3,412	1,004	135	32	16	51	78		4,795	(51)		(51)	4,744
Adjusted operating profit	18,518	354	(328)	(485)	1,465	(329)	1,727	(224)	(6)	20,692	(1,727)	788	(939)	19,753
Net finance (expense) income (b)	(248)	31	(4)	(1)		(861)	(51)	(22)		(1,156)	51		51	(1,105)
Net income (expense) from investments (b)	436	261	63	2	55	99	38	(1)		953	(38)		(38)	915
Income taxes (b)	(11,281)	(173)	90	89	(411)	115	(712)		2	(12,281)	712	(123)	589	(11,692)
Tax rate (%)	60.3	26.8	..		27.0		41.5			59.9				59.8
Adjusted net profit	7,425	473	(179)	(395)	1,109	(976)	1,002	(247)	(4)	8,208	(1,002)	665	(337)	7,871
of which attributable to:
- non-controlling interest										885			(142)	743
- Eni’s shareholders										7,323			(195)	7,128
Net profit attributable to Eni’s shareholders										7,788			(3,590)	4,198
Exclusion of inventory holding (gains) losses										(23)				(23)
Exclusion of special items										(442)			3,395	2,953
Adjusted net profit attributable to Eni’s shareholders										7,323			(195)	7,128

(a) Following the divestment plan, Snam results are reclassified from "Gas & Power" sector to "Other activities" and accounted as discontinued operations.
(b) Excluding special items.

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2011	OTHER ACTIVITIES (a)	DISCONTINUED OPERATIONS

(euro million)	Exploration & Production	Gas & Power (a)	Refining & Marketing	Chemicals	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	GROUP	Snam	Consolidation adjustments	Total	CONTINUING OPERATIONS

Operating profit	15,887	(326)	(273)	(424)	1,422	(319)	2,084	(427)	(189)	17,435	(2,084)	1,452	(632)	16,803
Exclusion of inventory holding (gains) losses		(166)	(907)	(40)						(1,113)				(1,113)
Exclusion of special items:
of which:
Non-recurring (income) charges				10				59		69				69
Other special (income) charges:	188	245	641	181	21	53	27	142		1,498	(27)		(27)	1,471
- asset impairments	190	154	488	160	35		(9)	4		1,022	9		9	1,031
- gains on disposal of assets	(63)		10		4	(1)	(4)	(7)		(61)	4		4	(57)
- risk provisions		77	8			(6)		9		88				88
- environmental charges			34	1			10	141		186	(10)		(10)	176
- provision for redundancy incentives	44	34	81	17	10	9	6	8		209	(6)		(6)	203
- re-measurement gains/losses on commodity derivatives	1	45	(3)		(28)					15				15
- exchange rate differences and derivatives	(2)	(82)	(4)	3						(85)				(85)
- other	18	17	27			51	24	(13)		124	(24)		(24)	100
Special items of operating profit	188	245	641	191	21	53	27	201		1,567	(27)		(27)	1,540
Adjusted operating profit	16,075	(247)	(539)	(273)	1,443	(266)	2,111	(226)	(189)	17,889	(2,111)	1,452	(659)	17,230
Net finance (expense) income (b)	(231)	43				(876)	19	5		(1,040)	(19)		(19)	(1,059)
Net income (expense) from investments (b)	624	363	99		95	1	44	(3)		1,223	(44)		(44)	1,179
Income taxes (b)	(9,603)	93	176	67	(440)	388	(918)	(1)	78	(10,160)	918	(195)	723	(9,437)
Tax rate (%)	58.3	..	..		28.6		42.2			56.2				54.4
Adjusted net profit	6,865	252	(264)	(206)	1,098	(753)	1,256	(225)	(111)	7,912	(1,256)	1,257	1	7,913
of which attributable to:
- non-controlling interest										943			32	975
- Eni’s shareholders										6,969			(31)	6,938
Net profit attributable to Eni’s shareholders										6,860			42	6,902
Exclusion of inventory holding (gains) losses										(724)				(724)
Exclusion of special items:										833			(73)	760
- non-recurring charges										69				69
- other special (income) charges										764			(73)	691
Adjusted net profit attributable to Eni’s shareholders										6,969			(31)	6,938

(a) Following the divestment plan, Snam results are reclassified from "Gas & Power" sector to "Other activities" and accounted as discontinued operations.
(b) Excluding special items.

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2010	OTHER ACTIVITIES (a)	DISCONTINUED OPERATIONS

(euro million)	Exploration & Production	Gas & Power (a)	Refining & Marketing	Chemicals	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	GROUP	Snam	Consolidation adjustments	Total	CONTINUING OPERATIONS

Operating profit	13,866	896	149	(86)	1,302	(361)	2,000	(1,384)	(271)	16,111	(2,000)	1,371	(629)	15,482
Exclusion of inventory holding (gains) losses		(117)	(659)	(105)						(881)				(881)
Exclusion of special items
of which:
Non-recurring (income) charges		(270)			24					(246)				(246)
Other special (income) charges:	32	759	329	95		96	46	1,179		2,536	(46)		(46)	2,490
- asset impairments	127	426	76	52	3		10	8		702	(10)		(10)	692
- gains on disposal of assets	(241)		(16)		5		4			(248)	(4)		(4)	(252)
- risk provisions		78	2			8		7		95				95
- environmental charges	30	16	169				9	1,145		1,369	(9)		(9)	1,360
- provision for redundancy incentives	97	52	113	26	14	88	23	10		423	(23)		(23)	400
- re-measurement gains/losses on commodity derivatives		30	(10)		(22)					(2)				(2)
- exchange rate differences and derivatives	14	195	(10)	17						216				216
- other	5	(38)	5					9		(19)				(19)
Special items of operating profit	32	489	329	95	24	96	46	1,179		2,290	(46)		(46)	2,244
Adjusted operating profit	13,898	1,268	(181)	(96)	1,326	(265)	2,046	(205)	(271)	17,520	(2,046)	1,371	(675)	16,845
Net finance (expense) income (b)	(205)	34			33	(783)	22	(9)		(908)	(22)		(22)	(930)
Net income from investments (b)	274	362	92	1	10		44	(2)		781	(44)		(44)	737
Income taxes (b)	(8,358)	(397)	33	22	(375)	181	(667)		102	(9,459)	667	(78)	589	(8,870)
Tax rate (%)	59.8	23.9	..		27.4		31.6			54.4				53.3
Adjusted net profit	5,609	1,267	(56)	(73)	994	(867)	1,445	(216)	(169)	7,934	(1,445)	1,293	(152)	7,782
of which attributable to:
- non-controlling interest										1,065			(53)	1,012
- Eni’s shareholders										6,869			(99)	6,770
Net profit attributable to Eni’s shareholders										6,318			(66)	6,252
Exclusion of inventory holding (gains) losses										(610)				(610)
Exclusion of special items:										1,161			(33)	1,128
- non-recurring charges										(246)				(246)
- other special (income) charges										1,407			(33)	1,374
Adjusted net profit attributable to Eni’s shareholders										6,869			(99)	6,770

(a) Following the divestment plan, Snam results are reclassified from "Gas & Power" sector to "Other activities" and accounted as discontinued operations.
(b) Excluding special items.

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Breakdown of special items (including discontinued operations)

2010	(euro million)	2011	2012
(246)	Non-recurring charges (income)	69
(246)	of which: settlement/payments on antitrust and other Authorities proceedings	69
2,536	Other special items	1,498	4,795
702	- assets impairments	1,022	4,029
(248)	- gains on disposal of assets	(61)	(570)
95	- risk provisions	88	945
1,369	- environmental charges	186	134
423	- provision for redundancy incentives	209	66
(2)	- re-measurement gains/losses on commodity derivatives	15	(1)
216	- exchange rate differences and derivatives	(85)	(79)
(19)	- other	124	271
2,290	Special items of operating profit	1,567	4,795
(181)	Net finance (income) expense	89	202
	of which:
(216)	- exchange rate differences and derivatives	85	79
(324)	Net income from investments	(883)	(5,408)
	of which:
(332)	gains on disposal of assets	(1,118)	(2,354)
	of which: international transport	(1,044)
	Galp		(311)
	Snam		(2,019)
	gains on investment revaluation		(3,151)
	of which:
	Galp		(1,700)
	Snam		(1,451)
28	impairments	191	156
(624)	Income taxes	60	(31)
	of which:
	- deferred tax liabilities on Italian subsidiaries		803
	- deferred tax adjustment in a Production Sharing Agreement	552
29	- re-allocation of tax impact on Eni SpA dividends and other special items	(29)	147
(653)	- taxes on special items of operating profit	(521)	(981)
1,161	Total special items of net profit	833	(442)
Breakdown of impairments

2010	(euro million)	2011	2012	Change
258	Asset impairment	893	2,679	1,786
430	Goodwill impairment	152	1,347	1,195
	Revaluations	(15)	(3)	12
688	Sub total	1,030	4,023	2,993
4	Impairment of losses on receivables related to non-recurring activities	1	6	5
692	Impairments	1,031	4,029	2,998

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Summarized Group Balance Sheet

The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to	assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Summarized Group Balance Sheet (a)

(euro million)	December 31, 2011	December 31, 2012	Change
Fixed assets
Property, plant and equipment	73,578	63,466	(10,112)
Inventories - Compulsory stock	2,433	2,538	105
Intangible assets	10,950	4,487	(6,463)
Equity-accounted investments and other investments	6,242	9,350	3,108
Receivables and securities held for operating purposes	1,740	1,457	(283)
Net payables related to capital expenditure	(1,576)	(1,142)	434
	93,367	80,156	(13,211)
Net working capital
Inventories	7,575	8,496	921
Trade receivables	17,709	19,966	2,257
Trade payables	(13,436)	(14,993)	(1,557)
Tax payables and provisions for net deferred tax liabilities	(3,503)	(3,318)	185
Provisions	(12,735)	(13,603)	(868)
Other current assets and liabilities	281	2,347	2,066
	(4,109)	(1,105)	3,004
Provisions for employee post-retirement benefits	(1,039)	(982)	57
Assets held for sale including related liabilities	206	155	(51)
CAPITAL EMPLOYED, NET	88,425	78,224	(10,201)
Eni shareholders’ equity	55,472	59,199	3,727
Non-controlling interest	4,921	3,514	(1,407)
Shareholders’ equity	60,393	62,713	2,320
Net borrowings	28,032	15,511	(12,521)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	88,425	78,224	(10,201)

(a) For a reconciliation to the statutory statement of cash flow see the paragraph "Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flows to Statutory Schemes".

The Group’s Balance Sheet as of December 31, 2012 was impacted by the appreciation of the euro against the US dollar, which was up by 2% from December 31, 2011 (from 1.294 to 1.319 dollars per euro as of December 31, 2012). This trend decreased net capital employed and net equity by euro 709 million and euro 717 million, respectively, as well as increased net borrowings by euro 8 million, as a result of exchange rate differences.

At December 31, 2012, net capital employed totaled euro 78,224 million, representing a decrease of euro 10,201 million from December 31, 2011 reflecting the deconsolidation of Snam and its subsidiaries’ assets, following loss of control as part of the transaction with Cassa Depositi e Prestiti.

Fixed assets
Fixed assets amounted to euro 80,156 million, representing a decrease of euro 13,211 million from December 31, 2011, reflecting the deconsolidation of Snam and its subsidiaries’ assets and depreciation, depletion, amortization and impairment charges (euro 13,561 million), partly offset by capital expenditure incurred by continuing operations (euro 12,761 million).

The item "Equity-accounted investments and other investments" increased by euro 3,108 million due to the increased book value of Eni’s residual interests in Snam and Galp which were reclassified as available-for-sale financial assets and initially measured at market fair value through profit at the date of loss of control and of the significant influence in the investees, and then re-measured at market fair value at the balance sheet date. At the balance sheet date, the residual interest of 20.2% in Snam was substantially unchanged from the initial recognition value equal to euro 2,408 million. Furthermore, the residual stake in Galp (an interest of 24.34%) was valued at euro 2,374 million, and included: (i) Eni’s share of the gain on the capital increase made by Galp’s subsidiary

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Petrogal whereby a new shareholder, Sinopec subscribed for its share of the capital increase by contributing a cash amount which was in excess of the net book value of the interest acquired (euro 835 million); (ii) the market fair value evaluation at the date of loss of significant influence (euro 865 million) and the re-measurement at market fair value at the balance sheet date (euro 198 million), net of the 5% interest sold to Amorim BV and the 4% interest sold through an accelerated book-building procedure, for a total amount of euro 652 million.
Net payables related to investing activities decreased following recognition of a receivable relating to the divestment of a 10% interest in the Karachaganak project to the Kazakh partner KazMunaiGas, amounting to euro 212 million as at the balance sheet date, as the first tranches were reimbursed as part of the settlement agreement.

Net working capital
Net working capital amounted to a negative euro 1,105 million, representing an increase of euro 3,004 million mainly due to:

- increased "Other current assets, net" (up by euro 2,006 million) referring mainly to: i) the deconsolidation of Snam; ii) the payment of payables due to the Company’s gas suppliers which were recorded on the take-or-pay position accrued in 2012 including payment of outstanding receivables at the beginning of the year (approximately euro 500 million);
- increasing oil, gas and petroleum products inventories, in particular contracts work in progress (up euro 921 million);
- increasing the balance between trade receivables and payables (up euro 700 million), in particular in the Gas & Power Division.
Those increases were partly absorbed by higher risk provisions mainly accrued in connection with the price revision at certain gas contracts and estimate revisions caused by a reduction in interest rates used to discount the liabilities.

Net assets held for sale including related liabilities (euro 155 million) mainly related to non-strategic assets of the Exploration & Production Division and the company Super Octanos in the Refining & Marketing Division.

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Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings – which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt to shareholders’ equity, including minority interest.	Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out a benchmarking analysis with industry standards.

(euro million)	December 31, 2011	December 31, 2012	Change
Total debt:	29,597	24,463	(5,134)
- Short-term debt	6,495	5,184	(1,311)
- Long-term debt	23,102	19,279	(3,823)
Cash and cash equivalents	(1,500)	(7,765)	(6,265)
Securities held for non-operating purposes	(37)	(34)	3
Financing receivables for non-operating purposes	(28)	(1,153)	(1,125)
Net borrowings	28,032	15,511	(12,521)
Shareholders’ equity including non-controlling interest	60,393	62,713	2,320
Leverage	0.46	0.25	(0.21)

Net borrowings as of December 31, 2012 amounted to euro 15,511 million and decreased by euro 12,521 million from December 31, 2011 mainly due to the divestment of a 30% interest in Snam to Cassa Depositi e Prestiti (euro 3,517 million) and, following the loss of control in this entity, the deconsolidation of Snam net borrowings of euro 12,448 million. Prior to the divestment, Snam had already reimbursed intercompany loans.

Total debt amounted to euro 24,463 million, of which euro 5,184 million were short-term (including the portion of long-term debt due within 12 months equal to euro 2,961 million) and euro 19,279 million were long-term.
Financing receivables for non-operating purposes amounted to euro 1,153 million including receivables vs. Cassa Depositi e Prestiti related to the third tranche of the payment of Snam transaction (euro 879 million), paid in February 2013.

The ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage – decreased to 0.25 at December 31, 2012, from 0.46 as of December 31, 2011.

Comprehensive income

2010	(euro million)	2011	2012
7,383	Net profit	7,803	8,673
	Other items of comprehensive income:
2,169	Foreign currency translation differences	1,031	(717)
	Fair value evaluation of Eni’s interest in Galp		133
	Fair value evaluation of Eni’s interest in Snam		8
443	Change in the fair value of cash flow hedging derivatives	352	(102)
(9)	Change in the fair value of available-for-sale securities	(6)	16
(10)	Share of "Other comprehensive income" on equity-accounted entities	(13)	7
(175)	Taxation	(128)	32
2,418		1,236	(623)
9,801	Total comprehensive income	9,039	8,050
	Attributable to:
8,699	- Eni’s shareholders	8,097	7,183
1,102	- Non-controlling interest	942	867

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Changes in Shareholders’ equity

(euro million)
Shareholders’ equity including non-controlling interest at December 31, 2011		60,393
Comprehensive income	8,050
Dividends distributed to Eni’s shareholders	(3,840)
Dividends distributed by consolidated subsidiaries	(686)
Impact of Snam divestment on non-controlling interest	(1,602)
Gain on the divestment of Eni’s stake in Snam	371
Sale of treasury shares of Saipem	29
Stock options expired	(7)
Acquisition of non-controlling interest relating to Altergaz SA and Tigáz Zrt	(7)
Other changes	12
Total changes		2,320
Shareholders’ equity including non-controlling interest at December 31, 2012		62,713
Attributable to:
- Eni’s shareholders		59,199
- Non-controlling interest		3,514

Shareholders’ equity including non-controlling interest was euro 62,713 million, representing an increase of euro 2,320 million from December 31, 2011. This was due to comprehensive income for the year (euro 8,050 million) as a result of net profit (euro 8,673 million), the revaluation of Eni’s residual interests in Galp and Snam at market fair value through equity at period end (up euro 133 million and euro 8 million, respectively) as they were classified as a financial instrument excluding those portions of interest revaluation that were recognized through profit as management elected the fair value option for the shares underlying convertible bonds in accordance with IFRS. Shareholders’ equity was	negatively impacted by foreign currency translation differences (euro 717 million). In addition, total equity increased following the divestment of a 5% non-controlling interest in Snam to institutional investors that occurred in July 2012, i.e. before loss of control which also determined an increase in the Group’s equity as the transaction consideration was higher than the corresponding book value disposed of (euro 371 million). These additions were partly absorbed by dividend payments to Eni’s shareholders and non-controlling interest (for a total amount of euro 4,526 million) and by the impact on non-controlling interest following the deconsolidation of Snam (euro 1,602 million).

Reconciliation of net profit and shareholders’ equity of the parent company Eni SpA to consolidated net profit and shareholders’ equity

	Net profit		Shareholders’ equity
(euro million)	2011	2012	Dec. 31, 2011	Dec. 31, 2012
As recorded in Eni SpA’s financial statements	4,213	9,078	35,255	40,577
Excess of net equity in individual accounts of consolidated subsidiaries over their corresponding carrying amounts in the statutory accounts of the parent company	3,972	258	24,355	21,663
Consolidation adjustment:
- differences between purchase cost and underlying carrying amounts of net equity	(320)	(2,683)	4,400	1,503
- elimination of tax adjustments and compliance with Group account policies	(248)	1,222	(673)	739
- elimination of unrealized intercompany profits	115	638	(4,291)	(2,652)
- deferred taxation	71	160	1,337	873
- other adjustments			10	10
	7,803	8,673	60,393	62,713
Non-controlling interest	(943)	(885)	(4,921)	(3,514)
As recorded in the Consolidated Financial Statements	6,860	7,788	55,472	59,199

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Eni Annual Report / Financial review and other information

Summarized Group Cash Flow Statement

Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either:	(i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; and (ii) change in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

Summarized Group Cash Flow Statement (a)

2010	(euro million)	2011	2012	Change
7,264	Net profit - continuing operations	7,877	4,941	(2,936)
	Adjustments to reconcile net profit to net cash provided by operating activities:
8,521	- depreciation, depletion and amortization and other non-monetary items	8,606	11,354	2,748
(558)	- net gains on disposal of assets	(1,176)	(875)	301
8,829	- dividends, interests, taxes and other changes	9,918	11,923	2,005
(1,158)	Changes in working capital related to operations	(1,696)	(3,373)	(1,677)
(8,758)	Dividends received, taxes paid, interest (paid) received	(9,766)	(11,614)	(1,848)
14,140	Net cash provided by operating activities - continuing operations	13,763	12,356	(1,407)
554	Net cash provided by operating activities - discontinued operations	619	15	(604)
14,694	Net cash provided by operating activities	14,382	12,371	(2,011)
(12,450)	Capital expenditure - continuing operations	(11,909)	(12,761)	(852)
(1,420)	Capital expenditure - discontinued operations	(1,529)	(756)	773
(13,870)	Capital expenditure	(13,438)	(13,517)	(79)
(410)	Investments and purchase of consolidated subsidiaries and businesses	(360)	(569)	(209)
1,113	Disposals	1,912	6,014	4,102
228	Other cash flow related to capital expenditure, investments and disposals	627	(136)	(763)
1,755	Free cash flow	3,123	4,163	1,040
(26)	Borrowings (repayment) of debt related to financing activities (b)	41	(83)	(124)
2,272	Changes in short and long-term financial debt	1,104	5,947	4,843
(4,099)	Dividends paid and changes in non-controlling interest and reserves	(4,327)	(3,746)	581
39	Effect of changes in consolidation and exchange differences	10	(16)	(26)
(59)	NET CASH FLOW	(49)	6,265	6,314

Change in net borrowings

2010	(euro million)	2011	2012	Change
1,755	Free cash flow	3,123	4,163	1,040
(33)	Net borrowings of acquired companies		(2)	(2)
	Net borrowings of divested companies	(192)	12,446	12,638
(687)	Exchange differences on net borrowings and other changes	(517)	(340)	177
(4,099)	Dividends paid and changes in non-controlling interest and reserves	(4,327)	(3,746)	581
(3,064)	CHANGE IN NET BORROWINGS	(1,913)	12,521	14,434

(a) For a reconciliation to the statutory statement of cash flow see the paragraph "Reconciliation of Summarized Group Balance Sheet and Statement of Cash Flow to Statutory Schemes".
(b) This item includes investments in certain financial instruments not related to operations (securities, escrow accounts) to absorb temporary surpluses of cash or as a part of our ordinary management of financing activities. Due to their nature and the circumstance that they are very liquid, these financial instruments are netted against finance debt in determining net borrowings. Cash flows of such investments/disposals were as follows:

2010	(euro million)	2011	2012	Change
	Financing investments:
(50)	- securities	(21)		21
(13)	- financing receivables	(26)	(1,131)	(1,105)
(63)		(47)	(1,131)	(1,084)
	Disposal of financing investments:
5	- securities	71	4	(67)
32	- financing receivables	17	1,044	1,027
37		88	1,048	960
(26)	Cash flows of financial investments not related to operation	41	(83)	(124)

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Net cash provided by operating activities of continuing operations (euro 12,356 million) and proceeds from disposals of euro 6,014 million funded cash outflows relating to capital expenditure totaling euro 12,761 million and investments (euro 569 million) relating to the acquisition of Nuon in Belgium and joint venture projects, as well as dividend payments amounting to euro 4,379 million (of which euro 1,956 million relating to the 2012 interim dividend and euro 1,884 million to the balance dividend for fiscal year 2011 to Eni’s shareholders and the remaining part related to other dividend payments to non-controlling interests).	Disposals of assets mainly regarded the divestment of 30% interest less one share in Snam to Cassa Depositi e Prestiti (euro 3,517 million), two tranches of the interest in Galp for an overall amount of euro 963 million (a 5% interest sold to Amorim BV and a 4% sold through an accelerated book-building procedure), a 10% interest in the Karachaganak field (approximately euro 500 million) and other non-strategic assets in the Exploration & Production Division (euro 695 million). The proceeds on the divestment of a 5% interest in Snam before loss of control to institutional investors (euro 612 million) were recognized as an equity transaction.

Capital expenditure

2010	(euro million)	2011	2012	Change	% Ch.
9,690	Exploration & Production	9,435	10,307	872	9.2
	- acquisition of proved and unproved properties	754	43
1,012	- exploration	1,210	1,850
8,578	- development	7,357	8,304
100	- other expenditure	114	110
265	Gas & Power	192	225	33	17.2
248	- marketing	184	212
17	- international transport	8	13
711	Refining & Marketing	866	842	(24)	(2.8)
446	- refining, supply and logistics	629	622
246	- marketing	228	220
19	- other activities	9
251	Chemicals	216	172	(44)	(20.4)
1,552	Engineering & Construction	1,090	1,011	(79)	(7.2)
22	Other activities	10	14	4	..
109	Corporate and financial companies	128	152	24	18.8
(150)	Impact of unrealized intragroup profit elimination	(28)	38	66
12,450	Capital expenditure - continuing operations	11,909	12,761	852	7.2
1,420	Capital expenditure - discontinued operations	1,529	756	(773)	(50.6)
13,870	Capital expenditure	13,438	13,517	79	0.6

In 2012, capital expenditure of continuing operations amounted to euro 12,761 million, mainly relating to:
- development activities deployed mainly in Norway, the United States, Congo, Italy, Kazakhstan, Angola and Algeria, and exploratory activities of which 98% was spent outside Italy, primarily in Mozambique, Liberia, Ghana, Indonesia, Nigeria, Angola and Australia;
- upgrading of the fleet used in the Engineering & Construction Division (euro 1,011 million);
- refining, supply and logistics with projects designed to improve the conversion rate and flexibility of refineries(euro 622 million);
in particular at the Sannazzaro refinery, as well as upgrading and rebranding of the refined product retail network (euro 220 million);	- initiatives to improve flexibility of the combined cycle power plants (euro 131 million).

Dividends paid and changes in non-controlling interests and reserves amounting to euro 3,746 million mainly related to the payment of cash dividends to Eni shareholders (euro 3,840 million of which euro 1,956 million, relating to the 2012 interim dividend) and the distribution of dividends to non-controlling interest by Snam, Saipem and other consolidated subsidiaries (euro 539 million), as well as the proceeds on the divestment of an interest of 5% in Snam before loss of control to institutional investors (euro 612 million) recognized as an equity transaction.

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Discontinued operations

Main financial data of discontinued operations are provided below. These figures are represented net and gross of intercompany transactions which, for the year 2012, were accounted for until the loss of control date (conventionally October 1, 2012).

Snam - results of operations and liquidity from third-party transactions

(euro million)	2011	2012
Revenues	1,906	1,886
Operating expenses	(1,274)	(998)
Operating profit	632	888
Finance income (expense)	17	(51)
Profit before gains on disposal of assets	697	875
Gains on disposal		2,019
Gains on revaluation		1,451
Profit before income taxes	697	4,345
Income taxes	(771)	(568)
Taxation on gains on disposal of assets		(45)
Net profit	(74)	3,732
of which:
- Eni’s shareholders	(42)	3,590
- Non-controlling interest	(32)	142
Net profit per share	-	0.99
Net borrowings	-	11,416
Net cash provided by operating activities	619	15
Net cash provided by investing activities	(1,516)	(1,004)
Net cash provided by financing activities	(356)	11,172
Capital expenditure	1,529	756

Snam - results of operations and liquidity from third-party and intercompany transactions

(euro million)	2011	2012
Revenues	3,662	2,754
Operating expenses	(1,578)	(1,078)
Operating profit	2,084	1,676
Finance income (expense)	(497)	(376)
Profit before gains on disposal of assets	1,635	1,338
Gains on disposal		2,019
Gains on revaluation		1,451
Profit before income taxes	1,635	4,808
Income taxes	(771)	(568)
Taxation on gains on disposal of assets		(45)
Net profit	864	4,196
of which:
- Eni’s shareholders	479	3,839
- Non-controlling interest	385	356
Net profit per share	0.13	1.06
Net borrowings	11,197	12,448
Net cash provided by operating activities	1,572	412
Net cash provided by investing activities	(1,655)	(1,070)
Net cash provided by financing activities	18	663
Capital expenditure	1,529	756

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Eni Annual Report / Financial review and other information

Reconciliation of Summarized Group Balance Sheet
and Statement of Cash Flows to Statutory Schemes

Summarized Group Balance Sheet

(euro million)		December 31, 2011		December 31, 2012
Items of Summarized Group Balance Sheet (where not expressly indicated, the item derives directly from the statutory scheme)	Notes to the Consolidated Financial Statements	Partial amounts from statutory scheme	Amounts of the Summarized Group scheme	Partial amounts from statutory scheme	Amounts of the Summarized Group scheme
Fixed assets
Property, plant and equipment			73,578		63,466
Inventories - Compulsory stock			2,433		2,538
Intangible assets			10,950		4,487
Equity-accounted investments and other investments			6,242		9,350
Receivables and securities held for operating activities	(see note 9 and note 18)		1,740		1,457
Net payables related to capital expenditure, made up of:			(1,576)		(1,142)
- receivables related to disposals	(see note 9)	169		209
- receivables related to disposals	(see note 20)	535		752
- payables related to capital expenditure	(see note 22)	(2,280)		(2,103)
Total fixed assets			93,367		80,156
Net working capital
Inventories			7,575		8,496
Trade receivables	(see note 9)		17,709		19,966
Trade payables	(see note 22)		(13,436)		(14,993)
Tax payables and provisions for net deferred tax liabilities, made up of:			(3,503)		(3,318)
- income tax payables		(2,092)		(1,622)
- other tax payables		(1,896)		(2,162)
- deferred tax liabilities		(7,120)		(6,740)
- other tax liabilities	(see note 30)			(1)
- current tax assets		549		771
- other current tax assets		1,388		1,230
- deferred tax assets		5,514		4,913
- other tax assets	(see note 20)	154		293
Provisions			(12,735)		(13,603)
Other current assets and liabilities:			281		2,347
- securities held for operating purposes	(see note 8)	225		201
- receivables for operating purposes	(see note 9)	468		440
- other receivables	(see note 9)	6,059		6,625
- other (current) assets		2,326		1,624
- other receivables and other assets	(see note 20)	3,536		3,355
- advances, other payables	(see note 22)	(7,196)		(6,485)
- other (current) liabilities		(2,237)		(1,437)
- other payables and other liabilities	(see note 30)	(2,900)		(1,976)
Total net working capital			(4,109)		(1,105)
Provisions for employee post-retirement benefits			(1,039)		(982)
Assets held for sale including related liabilities			206		155
Made up of:
- assets held for sale		230		516
- liabilities related to assets held for sale		(24)		(361)
CAPITAL EMPLOYED, NET			88,425		78,224
Shareholders’ equity including non-controlling interest			60,393		62,713
Net borrowings
Total debt, made up of:			29,597		24,463
- long-term debt		23,102		19,279
- current portion of long-term debt		2,036		2,961
- short-term financial liabilities		4,459		2,223
less:
Cash and cash equivalents			(1,500)		(7,765)
Securities held for non-operating purposes	(see note 8)		(37)		(34)
Financing receivables for non-operating purposes	(see note 9)		(28)		(1,153)
Total net borrowings (a)			28,032		15,511
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY			88,425		78,224

(a) For details on net borrowings see also note 26 to the Consolidated Financial Statements.

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Summarized Group Cash Flow Statement

(euro million)	2011		2012
Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	Partial amounts from statutory scheme	Amounts of the Summarized Group scheme	Partial amounts from statutory scheme	Amounts of the Summarized Group scheme
Net profit - continuing operations		7,877		4,941
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation, depletion and amortization and other non-monetary items:		8,606		11,354
- depreciation, depletion and amortization	7,755		9,538
- impairment of tangible and intangible assets, net	1,030		4,023
- share of profit (loss) of equity-accounted investments	(500)		(278)
- other net changes	331		(1,945)
- net changes in the provisions for employee benefits	(10)		16
Net gains on disposal of assets		(1,176)		(875)
Dividends, interest, income taxes and other changes:		9,918		11,923
- dividend income	(659)		(431)
- interest income	(99)		(108)
- interest expense	773		803
- income taxes	9,903		11,659
Changes in working capital related to operations:		(1,696)		(3,373)
- inventory	(1,400)		(1,395)
- trade receivables	218		(3,184)
- trade payables	34		2,029
- provisions for contingencies	109		338
- other assets and liabilities	(657)		(1,161)
Dividends received, taxes paid, interest (paid) received during the period:		(9,766)		(11,614)
- dividend received	955		988
- interest received	99		91
- interest paid	(927)		(825)
- income taxes paid, net of tax receivables received	(9,893)		(11,868)
Net cash provided by operating activities - continuing operations		13,763		12,356
Net cash provided by operating activities - discontinued operations		619		15
Net cash provided by operating activities		14,382		12,371
Capital expenditure:		(13,438)		(13,517)
- tangible assets	(11,658)		(11,222)
- intangible assets	(1,780)		(2,295)
Investments and purchase of consolidated subsidiaries and businesses:		(360)		(569)
- investments	(245)		(391)
- consolidated subsidiaries and businesses	(115)		(178)
Disposals:		1,912		6,014
- tangible assets	154		1,229
- intangible assets	41		61
- changes in consolidated subsidiaries and businesses	1,006		3,521
- investments	711		1,203
Other cash flow related to capital expenditure, investments and disposals:		627		(136)
- securities	(62)		(17)
- financing receivables	(715)		(1,634)
- change in payables and receivables relating to investments and capitalized depreciation	379		54
reclassification: purchase of securities and financing receivables for non-operating purposes	47		1,131
- disposal of securities	128		52
- disposal of financing receivables	695		1,578
- change in payables and receivables	243		(252)
reclassification: disposal of securities and financing receivables held for non-operating purposes	(88)		(1,048)
Free cash flow		3,123		4,163

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continued Summarized Group Cash Flow Statement

(euro million)	2011		2012
Items of Summarized Cash Flow Statement and confluence/reclassification of items in the statutory scheme	Partial amounts from statutory scheme	Amounts of the Summarized Group scheme	Partial amounts from statutory scheme	Amounts of the Summarized Group scheme
Free cash flow		3,123		4,163
Borrowings (repayment) of debt related to financing activities		41		(83)
reclassification: purchase of securities and financing receivables held for non-operating purposes	(47)		(1,131)
reclassification: disposal of securities and financing receivables held for non-operating purposes	88		1,048
Changes in short and long-term finance debt:		1,104		5,947
- proceeds from long-term finance debt	4,474		10,484
- payments of long-term finance debt	(889)		(3,784)
- increase (decrease) in short-term finance debt	(2,481)		(753)
Dividends paid and changes in non-controlling interest and reserves:		(4,327)		(3,746)
- net capital contributions/payments by/to non-controlling interest	26
- dividends paid by Eni to shareholders	(3,695)		(3,840)
- dividends paid to non-controlling interest	(552)		(539)
- Disposal (acquisition) of interests in consolidated subsidiaries	(126)		604
- treasury shares sold by consolidated subsidiaries	17		29
- sale (purchase) of treasury shares	3
Effect of exchange differences on cash and cash equivalents		17		(12)
Effect of changes in consolidation area (inclusion/exclusion of significant/insignificant subsidiaries)		(7)		(4)
NET CASH FLOW FOR THE PERIOD		(49)		6,265

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Risk factors and uncertainties

Foreword

The main risks that the Company is facing and actively monitoring and managing are: (i) financial risks mainly related to market risk deriving from exposure to fluctuations in commodity prices, interest rates, foreign currency exchange rates and the credit risk deriving from the possible default of a counterparty as well as the liquidity risk deriving from the risk that suitable sources of funding for the Group’s operations may not be available; (ii) the Country risk in the upstream business; (iii) risks arising from any possible development in the regulatory framework; (iv) operational risks (in particular risks deriving from exploration and production activities and those relating to HSE issues); (v) strategic risks, mainly those related to the exposure to a set of market variables which the Company has opted to retain based on strategic considerations, trends in the competitive environment, particularly in the natural gas market, and cyclicality of the oil&gas sector.
In 2012 Eni issued the Management System Guidelines "Integrated Risk Management" (IRM) aimed at providing the principles for the integrated risk management as well as for regulating each phase of the IRM process, individuating roles and responsibilities of the main actors involved (for further information see the "Risk Management" paragraph below).

Financial risks

Financial risks are those connected with market, credit and liquidity. Management of financial risks is based on guidelines issued centrally aiming at adapting and coordinating Eni policies on financial risks matters ("Eni Guidelines on Management and Control of Financial Risks"). The basis of this policy is the pooled and integrated management of commodity risks and the development of asset backed trading activities for optimizing Eni’s exposure to such risks.

Market risk

Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group’s financial assets, liabilities or expected future cash flows. The Company actively manages market risk in accordance with a set of policies and guidelines that provide a centralized model of handling finance, treasury and risk management operations based on the Company’s departments of operational finance: the parent company’s (Eni SpA) finance department, Eni Finance International, Eni Finance USA and Banque Eni, which is subject to certain bank regulatory restrictions preventing the Group’s exposure to concentrations of credit risk as well as Eni Trading & Shipping, that is in charge to execute certain activities relating to commodity derivatives and negotiate the emission of trading certificates. In particular Eni SpA and Eni Finance International manage subsidiaries’ financing requirements in and outside Italy, respectively, covering funding requirements and using available surpluses. All transactions concerning currencies and derivative contracts on interest rates and currencies are managed by the parent company. The commodity risk of each business unit (Eni’s Divisions or subsidiaries) is pooled and managed by Eni Trading business unit, with Eni Trading & Shipping executing the negotiation of commodity derivatives (execution activity). Eni uses derivative financial instruments (derivatives) in order to minimize exposure to market risks related to fluctuations in exchange rates relating to those transactions denominated in a currency other than the functional currency (the euro) and interest rates, as well as to optimize exposure to commodity prices fluctuations taking into account the currency in which commodities are quoted. Eni does not enter into derivative transactions on interest rates or exchange rates on a speculative basis.
The optimization in managing the commodity risk involves a whole set of transactions in commodity derivatives with the aim of:
a) hedging certain underlying commodity prices set in contractual arrangements with third parties. Hedging derivatives can be entered also to hedge highly probable future transactions;
b) effectively managing the economic margin (positioning). It consists in entering purchase/sale commodity contracts in both commodity and financial markets aiming at altering the risk profile associated to a portfolio of physical assets of each business unit in order to improve margins associated to those assets in case of favorable trends in the commodity pricing environment;
c) arbitrage. It consists in entering purchase/sale commodity contracts in both commodity and financial markets, targeting the possibility to earn a profit (or reducing the logistical costs associated to owned assets) leveraging on price differences in the marketplace;
d) proprietary trading. It consists in entering purchase/sale commodity contracts in both commodity and financial markets, targeting to earn an uncertain profit based on expected trends in the commodity pricing environment;
e) Asset Backed Trading (ABT). It consists in entering proprietary trading activities in commodity and financial markets, in order to maximize the economic value of the flexibilities associated with Eni’s assets and contracts. Price risks related to asset backed trading activities are mitigated

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by the natural hedge granted by the assets’ availability. Such risk management activity can be implemented through strategies of dynamic forward trading where the underlying items are represented by the Company’s assets.
Furthermore, the Company may enter derivative contracts on commodities as part of origination activities. Under this scheme, the Company acting as the originator may combine a number of derivative contracts in order to manage a given risk exposure of a third party or a business unit, normally in the wholesale market of commodities. Such trading activities may be naturally hedged by the existing assets of the originator, or, in case of absence of a suitable asset, they are managed by either trading the associated price or volume risk exposure or hedging each price or volume component of the base contract.
The framework defined by Eni’s policies and guidelines prescribes that measurement and control of market risk be performed on the basis of maximum tolerable levels of risk exposure defined in terms of limits of stop loss, which expresses the maximum tolerable amount of losses associated with a certain portfolio of assets over a pre-defined time horizon, or in accordance with value at risk techniques. These techniques make a statistical assessment of the market risk on the Group’s activity, i.e. potential gain or loss in fair values, due to changes in market conditions taking account of the correlation existing among changes in fair value of existing instruments. Eni’s finance department defines the maximum tolerable levels of risk exposure to changes in interest rates and foreign currency exchange rates in terms of value at risk, pooling Group companies’ risk positions.
Eni’s calculation and measurement techniques for interest rate and foreign currency exchange rate risks are in accordance with banking standards, as established by the Basel Committee for bank activities surveillance. Tolerable levels of risk are based on a conservative approach, considering the industrial nature of the Company. Eni’s guidelines prescribe that Eni Group companies minimize such kinds of market risks by transferring risk exposure to the parent company finance department.
With regard to commodity risk, Eni’s policies and guidelines define rules to manage this risk aiming at optimizing core activities and pursuing preset targets of stabilizing industrial and commercial margins. The maximum tolerable level of risk exposure is defined in terms of value at risk and stop loss in connection with exposure deriving from commercial activities and from Asset Backed Trading activities as well as exposure deriving from proprietary trading executed by the subsidiary Eni Trading & Shipping. Internal mandates to manage the commodity risk provide for a mechanism of allocation of the Group maximum tolerable risk level to each business unit. In this framework, Eni Trading & Shipping, in addition to managing risk exposure associated with its own commercial activity and proprietary trading, pools Group companies requests for negotiating commodity derivatives, ensuring execution services to the Trading Business Unit.
The three different market risks, whose management and control have been summarized above, are described below.

Exchange rate risk
Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than the euro (mainly the US dollar). Revenues and expenses denominated in foreign currencies may be significantly affected by exchange rates fluctuations due to conversion differences on single transactions arising from the time lag existing between execution and definition of relevant contractual terms (economic risk) and conversion of foreign currency-denominated trade and financing payables and receivables (transactional risk). Exchange rate fluctuations affect the Group’s reported results and net equity as financial statements of subsidiaries denominated in currencies other than the euro are translated from their functional currency into euro. Generally, an appreciation of the US dollar versus the euro has a positive impact on Eni’s results of operations, and vice versa. Eni’s foreign exchange risk management policy is to minimize transactional exposures arising from foreign currency movements and to optimize exposures arising from commodity risk. Eni does not undertake any hedging activity for risks deriving from the translation of foreign currency denominated profits or assets and liabilities of subsidiaries which prepare financial statements in a currency other than the euro, except for single transactions to be evaluated on a case-by-case basis. Effective management of exchange rate risk is performed within Eni’s central finance department which pools Group companies’ positions, hedging the Group net exposure through the use of certain derivatives, such as currency swaps, forwards and options. Such derivatives are evaluated at fair value on the basis of market prices provided by specialized info-providers. Changes in fair value of those derivatives are normally recognized through profit and loss as they do not meet the formal criteria to be recognized as hedges in accordance with IAS 39.
The VaR techniques are based on variance/covariance simulation models and are used to monitor the risk exposure arising from possible future changes in market values over a 24-hour period within a 99% confidence level and a 20-day holding period.

Interest rate risk
Changes in interest rates affect the market value of financial assets and liabilities of the company and the level of finance charges. Eni’s interest rate risk management policy is to minimize risk with the aim to achieve financial structure objectives defined and approved in the management’s finance plans. Borrowing requirements of Group companies are pooled by the Group’s central finance department in order to manage net positions and the funding of portfolio developments consistently with management’s plans while maintaining a level of risk exposure within prescribed limits. Eni enters into interest rate derivative transactions, in particular interest rate swaps, to effectively manage the balance between fixed and floating rate debt. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be accounted for under the hedge accounting method in accordance with IAS 39. Value at risk deriving from interest rate exposure is measured daily on the basis of a variance/covariance model, with a 99% confidence level and a 20-day holding period.

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Commodity risk
Eni’s results of operations are affected by changes in the prices of commodities. A decrease in oil and gas prices generally has a negative impact on Eni’s results of operations and vice versa. Eni manages exposure to commodity price risk arising in normal trading and commercial activities in view of achieving stable margins. In order to accomplish this, Eni uses derivatives traded on the organized markets of ICE and NYMEX (futures) and derivatives traded over the counter (swaps, forward, contracts for differences and options) with the underlying commodities being crude oil, refined products or electricity. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources or, absent market prices, on the basis of estimates provided	by brokers or suitable evaluation techniques. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be recognized as hedges in accordance with IAS 39. Value at risk deriving from commodity exposure is measured daily on the basis of a historical simulation technique, with a 95% confidence level and a one-day holding period.
The following table shows amounts in terms of value at risk, recorded in 2012 (compared with 2011) relating to interest rate and exchange rate risks in the first section, and commodity risk in the second section. VaR values are stated in euro as stated in the revision of "Eni Guidelines on Management and Control of Financial Risks" approved by the Board of Directors on December 15, 2011.

(Value at Risk - parametric method variance/covariance; holding period: 20 days; confidence level: 99%)

2011	2012

(euro million)	High	Low	Avg	At period end	High	Low	Avg	At period end
Interest rate (a)	5.34	1.07	2.65	2.92	8.69	1.41	3.13	1.88
Exchange rate (a)	0.85	0.15	0.44	0.34	1.31	0.12	0.44	0.19

(a) Value at risk deriving from interest and exchange rates exposures include the following finance department: Eni Corporate Treasury Department, Eni Finance International, Banque Eni and Eni Finance USA.

(Value at Risk - Historic simulation method; holding period: 1 day; confidence level: 95%)

2011	2012

(euro million) (*)	High	Low	Avg	At period end	High	Low	Avg	At period end
Area oil, products (a)	44.28	9.05	25.60	9.05	35.70	5.66	18.02	10.88
Area Gas & Power (b)	77.83	24.57	44.77	51.41	67.41	30.89	44.39	31.35

(*) From January 2012, the value at risk is expressed in euro terms, following a review of "Eni Guidelines on Management and Control of Financial Risks" approved by the Board of Directors on December 15, 2011. The value at risk, previously, has been expressed in dollars. 2011 values have been restated accordingly and converted at the average exchange rate published by ECB for the period.
(a) Area oil, products refers to the Eni SpA Trading Department (risk exposure from Refining & Marketing Division), Versalis and Eni Trading & Shipping.
(b) The Gas & Power area refers to the Eni SpA Trading Department (risk exposure from Gas & Power Division) and Tigáz.

Credit risk

Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay amounts due. The Group manages differently credit risk depending on whether credit risk arises from exposure to financial counterparties or to customers relating to outstanding receivables. Individual business units and Eni’s corporate financial and accounting units are responsible for managing credit risk arising in the normal course of the business. The Group has established formal credit systems and processes to ensure that before trading with a new counterpart can start, its creditworthiness is assessed. Also credit litigation and receivable collection activities are assessed. Eni’s corporate units define directions and methods for quantifying and controlling customer’s reliability. With regard to risk arising from financial counterparties, Eni has established guidelines prior to entering into cash management and derivative contracts to assess the counterparty’s financial soundness and rating in view of optimizing the risk profile of financial activities while pursuing operational targets. Maximum limits of risk	exposure are set in terms of maximum amounts of credit exposures for categories of counterparties as defined by the Company’s Board of Directors taking into account the credit ratings provided by primary credit rating agencies on the marketplace. Credit risk arising from financial counterparties is managed by the Group central finance department, including Eni’s subsidiary Eni Trading & Shipping which specifically engages in commodity derivatives transactions and by Group companies and Divisions, only in the case of physical transactions with financial counterparties consistently with the Group centralized finance model. Eligible financial counterparties are closely monitored to check exposures against limits assigned to each counterparty on a daily basis. Exceptional market conditions occurred since 2008 have forced the Group to adopt contingency plans and under certain circumstances to suspend eligibility to be a Group financial counterparty. Actions implemented also have been intended to limit concentrations of credit risk by maximizing counterparty diversification and turnover.

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Liquidity risk

Liquidity risk is the risk that suitable sources of funding for the Group may not be available, or the Group is unable to sell its assets on the marketplace in order to meet short-term finance requirements and to settle obligations. Such a situation would negatively impact Group results as it would result in the Company incurring higher borrowing expenses to meet its obligations or under the worst of conditions the inability of the Company to continue as a going concern. As part of its financial planning process, Eni manages the liquidity risk by targeting such a capital structure as to allow the Company to maintain a level of liquidity adequate to the Group’s needs, optimizing the opportunity cost of maintaining liquidity reserves also achieving an efficient balance in terms of maturity and composition of finance debt. The Group capital structure is set according to the Company’s industrial targets and within the limits established by the Company’s Board of Directors who are responsible for prescribing the maximum ratio of debt to total equity and minimum ratio of medium and long-term debt to total debt as well as fixed rate medium and long-term debt to total medium and long-term debt. In spite of ongoing tough credit market conditions resulting in higher spreads to borrowers, the Company has succeeded in maintaining access to a wide range of funding at competitive rates through the capital markets and banks.
The actions implemented as part of 2012 Eni’s financial planning have enabled the Group to maintain access to the credit market particularly via the issue of commercial paper also targeting to increase the flexibility of funding facilities. The minimization of liquidity risks is a strategic driver of the next 4-year Financial Plan. In particular in 2012, Eni issued three bonds addressed to institutional investors for a total amount of euro 1.82 billion, all at fixed rate with maturity of approximately 8 years. In November, as part of the divestment process of its interest in Galp, Eni also issued a convertible bond with underlying Galp shares for a total amount of euro 1.028 billion at fixed rate with a maturity of three years.
Eni’s financial policies are designed to achieve the following targets: (a) ensuring adequate funds to cover short-term obligations and reimbursement of long-term debt due; (b) maintaining an adequate level of financial flexibility to support Eni’s development plans; (c) attaining a balance between duration and composition of the finance debt; (d) maintaining a cash reserve following the great flow of liquidity achieved from the divestment of 2012, particularly the disposition of Snam. The cash reserve will be commeasured in order to: (i) reduce the refinancing with maturity of one year, allowing the Company to be financially independent also in case of negative trends in the trading environment; (ii) increase the level of liquidity to face possible extraordinary needs; (iii) increase the flexibility of the Company’s financial structure considering lingering uncertainties in the credit markets, in a similar way as the policies adopted by the peer group companies and with a view of improving the Company’s financial rating assessment. Cash stock will be available only for short-term operations, with a very low risk profile.
At present, the Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements.
At December 31, 2012, Eni maintained short-term committed and uncommitted unused borrowing facilities of euro 12,173 million, of which euro 1,241 million were committed, and long-term committed borrowing facilities of euro 6,928 million which were completely drawn at the balance sheet date. These facilities bore interest rates and fees for unused facilities that reflected prevailing market conditions.
Eni has in place a program for the issuance of Euro Medium Term Notes up to euro 15 billion, of which about euro 12.3 billion were drawn as of December 31, 2012. The Group has credit ratings of A and A-1 respectively for long and short-term debt assigned by Standard & Poor’s and A3 and P-2 assigned by Moody’s; the outlook is negative in both ratings.
Eni’s credit ratings are potentially exposed to risk of further downgrading of the sovereign credit rating of Italy in addition to a possible deterioration in the global macroeconomic outlook, particularly the risks of a break-up of the Euro-zone. On the basis of the methodologies used by Standard & Poor’s and Moody’s, a potential downgrade of Italy’s credit rating may have a potential knock-on effect on the credit rating of Italian issuers such as Eni and make it more likely that the credit rating of the notes or other debt instruments issued by the Company could be downgraded. Eni, through the constant monitoring of the international economic environment and continuing dialogue with financial investors and rating agencies, believes to be ready to perceive emerging critical issues screened by the financial community and to be able to react quickly to any changes in the financial and the global macroeconomic environment and implement the necessary actions to mitigate such risks, coherently with Company strategies.
The tables below summarize the Group main contractual obligations (undiscounted) for finance debt repayments, including expected payments for interest charges, and trade and other payables maturities outstanding at period end.
The Group has in place a number of contractual obligations arising in the normal course of the business. To meet these

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Current and non-current finance debt
Maturity year

(euro million)	2013	2014	2015	2016	2017	2018 and thereafter	Total
Non-current debt	2,555	2,090	3,941	2,180	2,956	8,275	21,997
Current financial liabilities	2,223						2,223
Fair value of derivative instruments	925	132	89	2	11	50	1,209
	5,703	2,222	4,030	2,182	2,967	8,325	25,429
Interest on finance debt	840	725	622	550	465	1,491	4,693
Guarantees to banks	212						212

Trade and other payables
Maturity year

(euro million)	2013	2014-2017	2018 and thereafter	Total
Trade payables	14,993			14,993
Advances, other payables	8,588	19	38	8,645
	23,581	19	38	23,638

commitments, the Group will have to make payments to third parties. The Company’s main obligations pertain to take-or-pay clauses contained in the Company’s gas supply contracts or shipping arrangements, whereby the Company obligations consist of off-taking minimum quantities of product or service or, in case of failure, paying the corresponding cash amount that entitles the Company the right to off-take the product or the service in future years. Future obligations in	connection with these contracts were calculated by applying the forecasted prices of energy or services included in the four-year business plan approved by the Company’s Board of Directors. The table below summarizes the Group principal contractual obligations as of the balance sheet date, shown on an undiscounted basis.
In the next four years Eni plans to make capital expenditures are considered to be committed when the project has

Expected payments by period under contractual obligations and commercial commitments
Maturity year

(euro million)	2013	2014	2015	2016	2017	2018 and thereafter	Total
Operating lease obligations (1)	722	515	323	250	201	560	2,571
Decommissioning liabilities (2)	174	198	85	259	555	13,777	15,048
Environmental liabilities (3)	362	375	260	160	69	551	1,777
Purchase obligations (4)	20,761	19,486	19,394	17,815	16,482	169,815	263,753
- Gas
Natural gas to be purchased in connection with take-or-pay contracts	18,463	17,763	17,840	16,377	15,094	161,787	247,324
Natural gas to be transported in connection with ship-or-pay contracts	1,746	1,303	1,263	1,159	1,119	5,515	12,105
- Other take-or-pay and ship-or-pay obligations	171	170	163	156	146	909	1,715
- Other purchase obligations (5)	381	250	128	123	123	1,604	2,609
Other obligations	4	3	3	3	3	123	139
- Memorandum of intent relating to Val d’Agri	4	3	3	3	3	123	139
	22,023	20,577	20,065	18,487	17,310	184,826	283,288

(1) Operating leases primarily regarded assets for drilling activities, time charter and long-term rentals of vessels, lands, service stations and office buildings. Such leases did not include renewal options. There are no significant restrictions provided by these operating leases which limit the ability of the Company to pay dividend, use assets or to take on new borrowings.
(2) Represents the estimated future costs for the decommissioning of oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration.
(3) Environmental liabilities do not include the environmental charge amounting to euro 1,109 million for the proposal to the Ministry for the Environment to enter into a global transaction related to nine sites of national interest because the dates of payment cannot reasonably be estimated.
(4) Represents any agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms.
(5) Includes arrangements to purchase capacity entitlements at certain re-gasification facilities in the US of euro 2,113 million.

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received of euro 56.8 billion. The table below summarizes Eni’s capital expenditures commitments for property, plant and equipment and capital projects. Capital expenditures are considered to be committed when the project has received the appropriate level of internal management approval.	At this stage, procurement contracts to execute those projects have already been awarded or are being awarded to third parties. The amounts shown in the table below include euro 600 million of committed expenditures to execute certain environmental projects.

Capital expenditure commitments
Maturity year

(euro million)	2013	2014	2015	2016	2017 and thereafter	Total
Committed on major projects	6,718	7,680	6,897	3,991	11,839	37,125
Other committed projects	6,940	3,782	1,584	1,100	8,496	21,902
	13,658	11,462	8,481	5,091	20,335	59,027

Country risk

Substantial portions of Eni’s hydrocarbons reserves are located in Countries outside the EU and North America, certain of which may be politically or economically less stable. At December 31, 2012, approximately 70% of Eni’s proved hydrocarbons reserves were located in such Countries. Similarly, a substantial portion of Eni’s natural gas supplies comes from Countries outside the EU and North America. In 2012, approximately 59% of Eni’s domestic supply of natural gas came from such Countries. Developments in the political framework, economic crisis, social unrest can compromise temporarily or permanently Eni’s ability to operate or to economically operate in such Countries, and to have access to oil and gas reserves. Further risks associated with activities in those Countries are represented by: (i) lack of well established and reliable legal systems and uncertainties surrounding enforcement of contractual rights; (ii) unfavorable developments in laws and regulations leading to expropriation of Eni’s titles and mineral assets, changes in unilateral contractual clauses reducing the value of Eni’s assets; (iii) restrictions on exploration, production, imports and exports; (iv) tax or royalty increases; (v) civil and social unrest leading to sabotages, acts of violence and incidents; and (vi) difficulties in awarding international suppliers in critical operating environments. While the occurrence of these events is unpredictable, the occurrence of any such risks could have a material adverse impact on Eni’s financial condition and results of operations. Eni periodically monitors political, social and economic risks of approximately 60 Countries where it has invested, or, with regard to upstream projects evaluation, where Eni is planning to invest in order to assess returns of single projects based also on the evaluation of each Country’s risk profile. In recent years, unfavorable developments in the regulatory framework, mainly regarding tax issues, have been implemented or announced also in EU Countries and in North America.
In the course of 2011, several North Africa and Middle Eastern oil producing Countries experienced an extreme level of political instability, commonly known as "Arab Spring", which has resulted in changes in governments, unrest and violence and consequential economic disruptions. Notwithstanding the progressive normalization observed during 2012, the socio-political stability of the region still represent an area of concern involving risks and uncertainties in the near future along with the geopolitical risks related to the relationships between Western Countries and certain Middle Eastern Countries currently subject to economic sanctions from the USA and the EU. As of the balance sheet date at December 31, 2012, approximately 30% of the Company’s proved oil&gas reserves were located in North Africa, while Eni’s presence in Iran has become marginal.
During 2012 Eni has progressively recovered its production levels in Libya, where in 2011 due to political unrest and internal conflict it had been forced to shutdown almost all its producing facilities including gas exports for a period of 8 months with relevant consequences on volumes and operating results of the period. In 2012 production at Eni’s Libyan sites flowed at approximately 258 kboe/d, very near to the pre-crisis production plateau.

Risks associated with evolution
in the regulatory framework

In consideration of the peculiarities of the business and of the contexts where Eni operates, the main risks are the following:
- evolution of national and international financial legislation (i.e. MIFID Directive, Dodd Frank Act);
- evolution of the local regulation in foreign Countries providing limitation on the security field for Eni (i.e. possible prohibition to use non-local security providers);
- evolution of technical regulation and international legislation or emission of new extraordinary acts introducing new technological requirements (i.e. Climate Change and Renewable Energy package, the so called PEE 20-20-20, new requirements provided by the International Maritime Organization on the sulphur contained in the fuel of ships);
- complexity deriving by the evolution of anti-corruption legislation.

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The occurrence of the above mentioned risks due to inaccurate application of any relevant regulations or the necessity to upgrade plants and equipment to new technical and environmental requirements could have a significant impact on the Company’s results of operations and liquidity as well as reputational damages.
Eni monitors risks associated with evolution of regulatory framework through dedicated internal structures and eventual participation to work groups and associations aimed at promoting the best practices on this field.
On the anti-corruption field, in 2012 Eni adopted and promoted to all Eni employees and contractors, in Italy and abroad, the principles and rules to be followed in order to grant the compliance to anti-corruption laws.

Operational risk

Operational risks could arise from the inadequacy or dysfunction of Company processes. The main operational risks are those related to exploration and production of oil and natural gas as well as operation and HSE.

Risks associated with the exploration
and production of oil and natural gas
and other Group’s operations

The exploration and production of oil and natural gas requires high levels of capital expenditures and entails particular economic risks. It is subject to natural hazards and other uncertainties including those relating to the physical characteristics of oil and natural gas fields. Drilling for oil and gas involves numerous risks including the risk of dry holes or failure to find commercial quantities of hydrocarbons.
Future levels of oil and natural gas production depend on the Company’s ability to replace produced reserves by successful exploration, the application of technological innovation enabling to maximize replacement ratios, the efficiency of developing activities, as well as the outcome of the negotiations with oil producing Countries. If Eni fails to achieve an adequate reserve replacement ratio, the Group development prospects could be penalized, negatively affecting Eni’s future results of operations and cash flow.
Developing and marketing hydrocarbons reserves typically requires several years after a discovery is made. This is because a development project involves an array of complex and lengthy activities, including appraising a discovery in order to evaluate its commercial potential, sanctioning a development project with host Countries and joint venture partners, signing the gas contracts and building and commissioning project facilities. In addition, external conditions add to project riskiness, considering that Eni is greatly involved in developing activities in offshore areas, particularly in deep waters, and remote areas or in challenging environmental conditions such as the Arctic area, the Caspian region and Siberia. As a consequence, rates of return for such long-lead-time projects are exposed to the volatility of oil and gas prices and to higher development and production costs. Management estimates that the industry experiences an average delay of 20% in the start-up of the projects due to the execution difficulties of EPC (engineering, procurement, construction) contracts related to lack of flexibility, low quality in front-end engineering, delays in commissioning as well as bottlenecks in the available production capacity for building upstream plants and facilities that lead to continuous delays.
The nature of the Group exploration and development activities expose us to a wide range of hazards affecting the environment, health and security of people and local communities, mainly in the conventional and deep offshore where Eni in 2012 produced approximately 52% of its total oil and natural gas production. The occurrence of any such hazards relating for example to blow-outs, explosions, marine collisions, geological risks including unexpected drilling conditions, pressure or irregularities in formations, equipment failures or other negative events could potentially cause casualties, environmental damages and consequently could have an adverse material impact on Eni’s future growth prospects, results of operations and liquidity as well as reputation.
These risks are particularly perceived in environmentally sensitive locations such as the Gulf of Mexico, the Caspian Sea and the Arctic region, where the Company performs drilling activities for exploration and development of hydrocarbon resources.
The Company has performed specific reviews of the potentially more serious situations with a view of identifying the mitigation measures more suitable for the minimization of the blow-out risks. Particularly, Eni has adopted specific guidelines for drilling activities thus reinforcing the control on the design and the management of drilling operations of critical wells, operated and non operated, type HP/HT or deep waters wells, providing adequate approval steps for drilling new wells[1], utilizing effective equipment for well operations and ensuring control of operations trough the visualization and communication of data in real time to the headquarters (Real Time Drilling Center) and strengthening of training activities.
The main drivers for the mitigation of such risks are, represented by the quality of oil&gas assets and direct control of operations. Management has assessed that the Company retains a low-risk portfolio of mineral interests since they are mostly located onshore or in shallow-waters with a low percentage of wells with high temperature and high pressure, the riskiest from an operating point of view. In particular the Group forecast a 3% rate of such wells on the overall number of wells expected to be drilled in the next four years.
The direct management of operations will allow Eni to expand its know-how, management systems and operating practices considered best in class in risks mitigation. In the next four years management plans to increase by 80% gross operated production from the actual levels to 5.2 million boe/d, aiming at reducing indirect risks related to the management of operations conducted by third parties such as in joint venture projects.

(1) Wells presenting one of the following characteristics: critical environmental conditions; proximity to urban/suburban areas; presence of H2S quantities.

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Operating risks and related HSE risks

The nature of the Group’s operations in Italy and abroad in the exploration, development and production of hydrocarbons, refining and fuel and other inflammable materials transportation and petrochemical productions exposes us to a wide range of health, safety, and environmental risks. The causes could be accidents, technical failure, malfunctioning, explosions, fires, oil and gas spills, pollutants emissions, toxic emissions and marine collisions (see paragraph "Specific risks associated with the exploration and production of oil and natural gas" above). The scope of these risks is influenced by the geographic range, the presence of environmentally sensitive locations and technical complexity of industrial activities. For these reasons activities in the oil and gas sector are subject to the respect of severe laws to preserve the environment, health and security which are applicable in the various jurisdictions where Eni operates, including legislations that apply international agreements. Environmental laws impose various restrictions and prohibitions, entail the control and respect of limits to the emissions of pollutant substances that can be released in air, water and soil, limiting gas flaring and venting, prescribing the correct management of waste. In addition operators are subject to increasingly stringent and rigorous obligations in relation to prevention and integral reduction of pollution. Costs associated with the respect of the above mentioned environmental legislation represent a significant cost for the company in the present and future years. Breach of environmental, health and safety laws exposes employees to criminal and civil liabilities and in the case of violation of certain rules regarding safety on the workplace also companies can be liable as provided for by a general EU rule on businesses liability due to negligent or willful conduct on part of their employees as adopted in Italy with Law Decree No. 231/2001. Furthermore Legislative Decree No. 121/2011 extended the liability of the Company to crimes against the environment committed by its employees.
Eni believes to adopt effective and reliable management systems, security standards and operational practices designed to ensure full compliance with environmental regulation and uphold operation, environment, employees and community integrity that are involved in the industrial activities of the Group. In any case the potential risk of damaging events also of serious consequences is unavoidable. The occurrence of any such risks could have a consequent material adverse impact on the Group business, results of operations, cash flow, liquidity, future prospects and reputation. Environmental laws also require the Company to remediate and clean-up the environmental impacts on soil and waters caused by industrial activities or accidents. The Company is particularly exposed to the risk of environmental liabilities in Italy where the vast majority of the Group industrial installations other than oil&gas wells are localized. Such liabilities may also arise as the Group engaged in a number of metallurgical and chemical activities in Italy that were subsequently divested, closed, liquidated or shut down. Eni balance sheet includes the provisions related to future expenses to be incurred in relation to obligations existing at the balance sheet date to clean-up and remediate certain areas contaminated by industrial activities in previous years and the amount of which could have been reliably estimated.
Management believes that it is possible that in the future Eni may incur significant environmental liabilities in addition to amounts already accrued in the balance sheet due to the detection of new contaminations, results of ongoing and future sites reviews basing on actual and perspective legislation, outcome of ongoing criminal and civil proceedings and other risk factors ( see paragraph "Regulation on environmental matters", note 34 to the Condensed Consolidated Financial Statements).
Eni performs activities of hydrocarbon exploration, development and production trough drilling and other wells operations in complex ecosystems such as the Gulf of Mexico, the Caspian sea and the Arctic in the Barents Sea where an accident or an oil spill could cause serious consequences to the environment. At those locations Eni adopts operating practices and mitigation measures aimed at reducing the probability of occurrence of risks with impacts on environment and people.
For the main HSE regulation and operative systems adopted for the management of the risk see the paragraph below.
The respect for biodiversity, safeguard of ecosystems, efficient use of natural resources constitute a basic element for the hydrocarbon exploration and production activities, in geographic areas where these conditions could limit the license operatorship.
Eni defined a number of monitoring instruments in order to mitigate the above mentioned risks on the issues related to climate changes, water resources and biodiversity, as well as the evaluation of emerging risks. The company is also active member of International work groups (OGP and IPIECA) with the objective to define the operating guidelines to favor the reduction of the environmental and social footprint of oil&gas activities.
Environmental laws impose restrictions on the types, quantities and concentration of various substances that can be released into the environment and on discharges to surface and subsurface water, as well as habitat conservation and related ecosystems. Rules on the prevention of pollution and for cleaning up polluted sites have been tightened everywhere. The adoption of systems of environmental management ensure legislation compliance, continuous improvement of environmental performance and efficiency of performer actions in terms of preventions and reduction of possible environmental impacts and implementation of a rigid control.

The critical issues related to environment, health and communities is emerging not only in new contest for Eni, but also in those where the company performs established industrial activities; the focus on these aspects is evident in the new legislation that could impose strict limits to industrial activities with potential economic and employment effects and potential risk of sanction or requests of repayment. In the last years Authorities are evaluating more and more preventively the potential impact on local communities of the new and ongoing industrial activities in order to activate the necessary preventive actions in the design and authorization phase.
European laws on the classification, production, sale, import and use of chemicals have evolved in the past few years and

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have become integrated following the approval of two directives, CE No. 1907/2006 called REACH (Registration, Evaluation, Authorization and Restriction of Chemicals) and CE No. 1272/2008 called CLP (Classification, Labeling and Packaging). These two rulings, assuming full force in 2018, introduced new obligations with a relevant organizational impact on Eni’s activities, in particular in relation with customers, suppliers and contractors. In addition, the lack of respect of the relevant legislation implies heavy criminal and civil sanctions, and/or the suspension of production and marketing.
In July 2012, the EU Council approved the 2012/18/EU Directive of July 4, 2012 concerning the risk of serious accidents connected with the handling of noxious substances and intended to substitute the 96/82/CE Directive. Under the new terms member states will have to adopt new laws for the control of serious accidents related to certain dangerous substances within June 1, 2015. The directive provides for a new classification of substances in the light of the most recent European regulations, the opportunity to modulate the application of the directive according to the actual danger of the substances, the increase in information to be supplied to relevant Authorities and the general public.
As concerns the protection of health and safety in the workplace, Italian laws stress the importance of organizational and management models that exempt companies from administrative responsibility in case of breach of laws concerning health and safety on the workplace. Eni made the adoption of such systems mandatory in all its companies that have high HSE risk levels.
Eni’s strategies and actions for health, safety and environment are implemented according to the company’s policies and are included in a new HSE Management System Guideline (MSG). The process described in the MSG is based on the principle of precaution in order to reach the maximum efficacy in preventing, managing and controlling risks in HSE. The MSG is a single tool shared by the whole Eni Group and spelling roles responsibilities of the various organizational levels, organizing all the activities required in HSE processes and their interaction with other processes while disseminating shared methods and criteria across Eni. The procedure is based on an annual cycle of planning, implementation, control, review of results and definition of new objectives. The model is directed towards the prevention of risks, the systematic monitoring and control of HSE performance, in a continuous improvement cycle.
The integrated management system of health, safety and environmental matters is supported by the adoption of a continuous process of identification, evaluation and mitigation of risks in all the Divisions and companies of the Eni Group adopting management systems that keep account of specific operations and aims at the constant improvement of processes and plants. Eni is targeting to achieve total certification of its plants under OHSAS 18001 and ISO 14001. The plan for the completion of the OHSAS 18001 risk certification for all Eni sites is expected to be concluded within 2013. The system for monitoring HSE risks is based on the monitoring of HSE indicators at quarterly, semi-annual and annual intervals and on an audit plan performed on all the industrial sites consisting of:
- technical audits aimed at verifying the existence of	adequate management systems, their proper application, adequacy, consistency and compliance with Eni’s HSE management model, Ethical Code and Model 231;
- audits for the confirmation/renewal of certification performed annually by external certifying entities;
- control of compliance with existing HSE regulations;
- specific audits on relevant issues (e.g. following events/accidents/reported failures).

Eni believes that its effort of codifying all operational stages of industrial processes may reduce the risk of human fault in handling plants operations. Accidents which occurred in the past few years in the industry drive Eni to pay greater attention to process safety and asset integrity, also by means of activities aimed at increasing the awareness of middle management and a widespread dissemination of assessment tools and process audit plans.
Operating emergencies that may have an adverse impact on assets, people and the environment are managed by the business units at each industrial site. These units manage the HSE risk in a systematic way that involves having emergency response plans in place with a number of corrective actions to be taken that might possibly minimize any damage to people or the environment in the event of an accident.
In this field, Eni issued a relevant action plan against the sabotage phenomena on Nigerian pipelines through the activation of research projects such as the "Anti-intrusion innovative technologies deployment" aimed at developing new technologies for the contrast and reduction of "oil thefts".
In the case of extraordinary events, Divisions/entities are assisted by Eni Unit of Crisis to deal with the emergency supported by a skilled team to coordinate resources and facilities in a timely and efficient manner.
In addition to the Company’s system for monitoring, managing and responding to HSE risks and issues which has been adopted by all Group subsidiaries, Eni has entered into insurance arrangements through its shareholding in the Oil Insurance Ltd and with other insurance partners in order to limit possible economic impacts associated with damages to both third parties and the environment occurring in case of both onshore and offshore incidents. Covered liabilities vary depending on the nature and type of circumstances; however underlying amounts represent significant shares of the plafond granted by insuring companies.
In particular, in the case of oil spills and other environmental damage, current insurance policies cover costs of cleaning up and remediating polluted sites, damage to third parties and containment of physical damage up to $1.1 billion for offshore events and $1.5 billion for onshore plants (refineries). These are complemented by insurance policies that cover owners, operators and renters of vessels with the following maximum amounts: $1 billion for the fleet owned by the subsidiary LNG Shipping in the Gas & Power segment and FPSOs used by the Exploration & Production segment for developing offshore fields; $500 million for time charters. Following the incident at the Macondo well in the Gulf of Mexico the US Government and other governments have adopted more stringent regulations, particularly relating to exploration and production

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of hydrocarbons. In order to achieve the highest security standards of our operations in the Gulf of Mexico, we entered a consortium led by Helix that worked at the containment of the oil spill at the Macondo well. The Helix Fast Response System (HFRS) performs certain activities associated with underwater containment of erupting wells, evacuation of hydrocarbon on the sea surface, storage and transport to the coastline. In a consortium with other major oil companies, Eni activated an agreement with Wild Well Control for the use of global subsea well containment equipment that can be carried by plane to any region where Eni deep water operations are underway.
Following the accident at the Macondo field, oil companies set up a number of Joint Industry Project (JIP) on oil spill response. Eni is an active member of JIP promoted by OGP and IPIECA and in collaboration with other oil companies. Eni is developing own patented technologies aimed at reducing accident risk and to accelerate the recovery of eventual oil spill in the sea. These projects have the objective to enlarge the oil company knowledge, on antipollution strategies in consideration of the marine ecosystems where they operate, to reinforce the relationship between the operators and promote, also between institutions, the optimization of techniques and a more rational use of pollutants elements.
In addition Eni signed a Memorandum of Understanding with the Regional Marine Pollution Emergency Response Centre for the Mediterranean Sea (REMPEC) and the Department of Merchant Shipping of Cyprus (DMS) for collaboration to the project "Mediterranean Decision Support System for Marine Safety (MEDESS-4MS) aimed at reinforcing the marine security through risks and impacts of oil spills mitigation in Mediterranean Area.
With Legislative Decree No. 128 on June 29, 2010, Italian Authorities passed legislation that introduced certain restrictions to activities for exploring and producing hydrocarbons, without affecting titles for conducting oil and gas operations at that date. Article 6, line 16 of this decree has been partly amended by Article 35 of Legislative Decree No. 83 of June 22, 2012. The new law excludes from the prohibition of exploration and production the marine concessions beyond 12 miles from the coastline for which request had already been filed at the date of introduction of Legislative Decree 128/2010. Following the incident at the Macondo well, European Authorities started discussing a new version of a regulation for offshore exploration and production of oil and gas aimed at unifying the European attitude to these activities and substituting existing national laws.

Strategic risks

The strategic risks may arise from changes in the fundamental trends of the industry, ineffective management decisions with respect to the competitive environment, or exposure to market variables out of management’s control.
The main strategic risks are those intrinsic to each business unit. Exposure to that kind of risks does not undergo any systematic hedging or managing activities due to a strategic decision made by the Company, except for extraordinary business or market conditions. Therefore, internal risk policies and guidelines do not foresee any mandate to manage, or any maximum tolerable level of risk exposure. To date, exposures to strategic risk are identified by Eni’s Board of Directors as part of the strategic decision-making process. Those exposures are those associated with plans for the commercial development of proved and unproved oil and gas reserves, long-term gas supply contracts for the portion not balanced by ongoing or highly probable sale contracts, refining margins and minimum compulsory stock. Relating to refining margins, the Board of Directors defines the maximum level of product volumes associated to these margins to be managed through strategies of asset-backed trading.
Any hedging activity of the strategic risk is the sole responsibility of Eni’s top management, due to the extraordinary conditions that may lead to such a decision. This kind of strategic risk is not subject to specific risk limits due to nature; however it is subject to monitoring and assessment activities.

Another strategic risk is represented by evolutions in the technology scenario which may be triggered by the introduction of breakthrough technologies materially impacting Eni’s businesses. The Group has established at corporate level some department in charge of monitoring the evolution of certain technologies of interest and the possible impacts deriving by their application. Furthermore, Eni’s direct involvement and investments in research and development activities are very important factors which contribute to mitigate the technological risks. Availability of updated and innovative technological solutions’ to support the business, diversification of the technological portfolio and optimal capital expenditure allocation between cross initiatives and business-specific themes of research are strong factors behind the mitigation of the technological risk.

Among strategic risks are also classified those associated with the competitive environment in the European natural gas market and with the sector specific regulation, as well as with risks associated with the cyclicality of the oil and gas sector.

Risks and uncertainties associated
with the competitive environment
in the European natural gas market

Management expects the outlook in the European gas sector to remain unfavorable over the short to the medium-term due to continuing demand weakness and oversupplies, against the backdrop of the economic downturn. In 2012, gas demand fell across Italy and Europe by an estimated 4% and 2% respectively, driven by the economic recession and a sharp reduction in power generation use. The latter was due to both a slowdown in industrial activity and inter-fuel competition as gas was displaced in firing power generation by continuing growth in renewables and a shift to coal due to cost advantages also reflecting lower costs to acquire emission allowances. Management believes that these negative trends will weigh on the recovery prospects of gas demand in the short and medium-term: for 2013 a null increase

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is expected; in the long-term the Company expects an average increase of 1.7-1.8% by 2020, in Italy and Europe, respectively, in consideration of an expected improvement in the economic cycle and partial recovery in power generation demand due to the closing of obsolete nuclear plants and environmental restraints on coal use. In addition, management expects the levels of European gas demand for 2016 to be significantly lower than the pre-crisis levels registered in 2008 as a result of weak fundamentals.
In the latest years competitive dynamics and the economics of the European gas sector have structurally changed reflecting reduced sales opportunities due to lower gas demand, abundant supplies on the marketplace related to worldwide flows of LNG and continuing pipeline upgrades for importing natural gas from Algeria and Russia to Europe and other factors as the relevant increase of shale gas production in the United States. On the one hand, high liquidity at the main European hubs for spot gas has favored the development of well established market prices which have become the prevailing benchmark for bilateral selling contracts to European customers. In spite of the fact that worldwide LNG surplus has been absorbed by growing energy needs in Asia, spot prices in Europe have been affected by continuing weak trends in demand and rising competitive pressure leading to unrelenting price softness. On the other side of the equation, European gas intermediaries have seen their profit margins squeezed by rising trends in costs of gas supplies that are indexed to the price of oil and its derivatives, as provided by pricing formulas in long-term supply contracts. In addition, minimum off-take obligations in connection with take-or-pay, long-term gas supply contracts and the necessity to minimize the associated financial exposure have forced gas operators to compete more aggressively on pricing in consideration of lower selling opportunities, with negative effects on selling prices, and hence profitability (see next paragraph on risks related to take-or-pay contracts).
Final clients, especially large and well-established ones, have benefited from the ongoing market trends and large availability of spot gas to achieve more favorable pricing and flexibility conditions. In Italy gas selling prices have been converging towards the spot prices at the continental hubs both in the business segment, where the alignment process is substantially completed, and the residential market in the light of the recently-enacted liberalization measures of the Italian Government and expected development in the regulatory agenda. The risk of decline in regulated tariffs to the residential sector involves other important European markets (see Regulatory risks below). These drivers determined the continuing erosion of natural gas margins and consequently progressively lower profitability for Eni’s marketing activity.
Management believes that in the next two/three years the performance of the Company’s gas marketing activity will be at risk based on weakening demand due to macroeconomic headwinds, possible new hikes in the oil-linked costs of supplies, large gas availability on the marketplace and ongoing competitive pressures leading to continuing price and margin erosion. Those trends are expected to negatively affect future results of operations and cash flow also considering the take-or-pay obligations provided	by the Company’s long-term supply contracts (see below). Against this scenario the Company set the following priorities: preserve the operating cash flow during the worst phase of the downturn which is expected to continue well in 2013 and recover the profitability in subsequent years leveraging the expected realignment of the actual market imbalances and a gradual recovery in the spreads between the oil-linked cost of gas supplies and selling prices at spot markets.
Main driver for the achievement of these objectives is the renegotiation of pricing and other conditions of supply contracts. In fact, take-or-pay supply contracts include revisions clauses allowing the counterparties to renegotiate the economic terms and other conditions periodically in relation to the changes in the market and scenario. Consequently management is seeking to renegotiate with all the Company’s main gas suppliers in order to increase exposure to spot prices in the indexation mechanism in the pricing formulas of gas supplied. The outcome of those renegotiations is uncertain about both the amount of the economic benefits which will eventually be achieved and the timing of recognition in profit. Furthermore, in case counterparties fail to arrange revised contractual terms, ongoing supply contracts provide a chance to each of them to recur to an arbitration proceeding for a definition of the commercial transaction. This adds to the level of uncertainty surrounding those renegotiations. Considering also ongoing price renegotiations with Eni clients, results of gas Marketing activity are subjects to an increasing rate of volatility and unpredictability. Looking forward to the long period, management believes the occurrence of a new downturn in the gas sector to be possible considering the risks on the supply side due to new LNG flows in relation to the start up of huge upstream projects (i.e. Mozambique), the likely commencement of gas export from the USA and shale gas developments in Europe and Asia.
Based on the expected evolution in the trading environment on both the short and the long-term and the reduced profitability outlook of the gas sector which have been reflected in the updated future cash flows of the industrial plan 2013-2016 and the terminal value of the Company’s gas marketing business, management recognized impairment losses of euro 2 billion to align the book values of gas assets to their lower values-in-use when preparing the consolidated accounts as of December 31, 2012. Those losses mainly related to the goodwill and other intangible assets recognized upon the Distrigas acquisition and allocated to the European market cash generating unit. The main driver of those impairment losses was an expected decline in the projected margins assumed in the normalized results and cash flows to determine the terminal value of the business which took into account an expected long-term cyclicality of gas business. These margins have been reduced by two thirds with respect to the margin projections adopted in the industrial plan 2012-2015 and the impairment review of the annual report 2011. The economic benefits expected from ongoing or planned renegotiations of supply contracts as well as pricing revisions associated with selling contracts have been factored into the cash flow projections of the gas marketing business to assess the recoverability of its book value, including goodwill, in this annual report as of December 31, 2012.

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Current negative trends in the gas scenario may impair the Company’s ability to fulfill its minimum off-take obligations in connection with its take-or-pay, long-term gas supply contracts
In order to secure long-term access to gas availability, particularly with a view of supplying the Italian gas market, Eni has signed a number of long-term gas supply contracts with key producing Countries that supply the European gas markets. These contracts have been ensuring approximately 80 bcm/y of gas availability from 2010 (including the Distrigas portfolio of supplies and excluding Eni’s other subsidiaries and affiliates) with a residual life of approximately 16 years and a pricing mechanism that indexes the cost of gas to the price of crude oil and its derivatives (gasoil, fuel oil, etc.). These contracts provide take-or-pay clauses whereby the Company is required to off-take minimum predetermined volumes of gas in each year of the contractual term or, in case of failure, to pay the whole price, or a fraction of that price, applied to uncollected volumes up to the minimum contractual quantity. The take-or-pay clause entitles the Company to off-take pre-paid volumes of gas in subsequent years during the period of contract execution. Amounts of cash pre-payments and time schedules for off-taking pre-paid gas vary from contract to contract. Generally speaking, cash pre-payments are calculated on the basis of the energy prices current in the year of non-fulfillment with the balance due in the year when the gas is actually collected. Amounts of pre-payments range from 10 to 100 percent of the full price. The right to off-take pre-paid gas expires within a ten year term in some contracts or remains in place until contract expiration in other arrangements. In addition, rights to collect pre-paid gas in future years can be exercised provided that the Company has fulfilled its minimum take obligation in a given year and within the limit of the maximum annual quantity that can be collected in each contractual year. In this case, Eni pays the residual price calculating it as the percentage that complements 100%, based on the arithmetical average of monthly base prices current in the year of the off-take. Similar considerations apply to ship-or-pay contractual obligations. In case Eni fails to off-take the contractual minimum amounts in a given year, it will be exposed to a price risk in the future, because the purchase price Eni will ultimately be required to pay is based on prices prevailing after the date on which the off-take obligation arose. In addition, Eni is subject to the risk of not being able to dispose of pre-paid volumes. Management believes that the weak industry outlook weighed down by declining demand and large gas availability on the marketplace, the possible evolution of sector-specific regulation and strong competitive pressures represent risk factors to the Company’s ability to fulfill its minimum take obligations associated with its long-term supply contracts. From the beginning of the downturn in the European gas market up to date, Eni has incurred the take-or-pay clause as the Company off-took lower volumes than its minimum take obligations accumulating deferred costs for an amount of euro 2.37 billion (net of limited amounts of volume make-up) paying the associated cash advances to its gas suppliers. Considering the Company’s outlook for its sales volumes which are anticipated to remain stable in 2013 and to grow at a moderate pace in the	subsequent years, management intends to adopt the adequate initiatives to mitigate the financial exposure risk related to take-or-pay obligations mainly in the domestic market where the expected volume of demand is lower in comparison with the minimum contracted supplies which Italian gas intermediaries are obliged to fulfill. The initiatives to mitigate the take-or-pay risk include the likely benefits expected from contract renegotiations which may temporarily reduce the annual minimum take, more flexible off-take conditions such as change in the delivery point or the possibility to replace supplies via pipeline with equivalent volumes of LNG. Based on the Company’s selling programs and higher flexibility already achieved or to be achieved through the abovementioned renegotiations, management believes that it is likely that in the next four-year plan 2013-2016 Eni will manage to fulfill its minimum take obligations associated with its supply contracts thus minimizing the risk on liquidity.
These projections could be subject to the risks of further contraction in demand or total addressable market. As to the deferred costs stated in the balance sheet, based on management’s outlook for gas demand and offer in Europe, and projections for sales volumes and unit margins in future years, the Company believes that the pre-paid volumes of gas due to the incurrence of the take-or-pay clause will be off-taken in the long-term in accordance to contractual term thus recovering the cash advances paid to suppliers.

Risks associated with sector-specific regulations in Italy
The Italian gas market is regulated by means of laws and a governmental agency, the Authority for Electricity and Gas ("AEEG"). The current mechanism of market shares has been enacted in 2010 as per Legislative Decree No. 130 of August 13, 2010, "New measures to improve competitiveness in the natural gas market and to ensure the transfer of economic benefits to final customers". This legislation replaced the previous system of antitrust thresholds defined by Legislative Decree No. 164 of May 23, 2000. The new decree has introduced a 40% ceiling to the wholesale market share of each Italian gas operator which input gas into the Italian backbone network. The effective rate amounts to 55% since Eni has committed itself to building new storage capacity in Italy for a total of 4 bcm within 2015. In case of violation of the mandatory thresholds, each operator is obliged to execute gas release measures at regulated prices up to 4 bcm over a two -year period following the ascertainment of the ceiling breach. Eni has committed to build new storage capacity and requested industrial clients, consortia of final clients and electricity producers to enter the industrial projects designed to build new storage sites or upgrade existing ones. This participation of third parties to Eni’s storage projects is envisaged by the decree. Furthermore, the decree establishes the investors in the storage projects are entitled to the economic benefits of the new capacity under construction immediately. From April 2012, those investors may obtain access to certain virtual sites of gas storage where they can deliver volumes of gas during the summer and then off-take the same volumes during the winter at the Italian spot exchange (the so-called Virtual Exchange

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Point). The Italian Authority managing energy services has elected certain virtual storage operators at the continental hubs and the Italian Virtual Exchange Point to be the providers of those services. Industrial investors will then benefit from the price differentials due to the seasonal swings of gas demand. As provided by Storage Decree, Eni has committed to contribute up to 50% of those economic benefits according to terms and conditions set by the Italian Ministry for Economic Development and the AEEG. Eni believes that this new gas regulation will increase the competitiveness of the wholesale natural gas market in Italy.
The AEEG is entrusted with certain powers in the matters of monitoring natural gas prices and setting pricing mechanisms for supplies to users which are entitled to be safeguarded in accordance with current regulations. In fact, those clients which mainly include households and residential customers have the right to obtain gas from their suppliers at a regulated tariff set by the Authority. The AEEG decisions in this field could limit the capacity of the operators to transfer cost increases in the raw material onto final prices to customers. The Authority has established a mechanism for updating tariffs by indexing them to a preset basket of hydrocarbons. Also a floor has been established in the form of a fixed amount that applies only at certain low level of International prices of hydrocarbons.
Clients who are eligible to the tariff mechanism set by the Authority are residential clients who did not opt for choosing a supplier at the opening of the market (including those who consume less than 200,000 cm per year and residential buildings). The above-mentioned Legislative Decree No. 93/2011 enlarged this category by including all customers consuming less than 50,000 cm per year and certain public services (for example hospitals and other assistance facilities). Law Decree No. 1 enacted by the Italian Government on January 24, 2012, the so called Liberalization Decree converted to law No. 27 on March 24, 2012, has charged the AEEG with the task of gradually introducing reference to the price of certain benchmarks quoted at continental hubs in the indexation mechanism of the cost of gas in the pricing of sales to the above mentioned customers from the second quarter of 2012. The AEEG has updated the indexation mechanism by increasing the weight of spot prices in the indexation of the supply costs of gas whereby spot prices have represented a share of 3% and 4% of the cost of gas in the second and third quarter of 2012, respectively, and 5% in the period October 2012-March 2013 with the remaining part indexed to the supply cost provided by a panel of oil-linked long-term contracts. Furthermore, the AEEG is planning to progressively align the cost component relating to the raw material to spot prices, granting to operators with long-term contracts a component of price related to the security of supply. Similarly other regulatory authorities in European Countries where Eni is present are planning to issue a regulation aimed at introducing a hub component in the pricing formulas related to retail clients as well as measures to boost liquidity and competitiveness in the gas market.
The ability of the Company to set its commercial margins and its pricing policies is also constrained by Law Decree No. 112 of June 2008 which enacted a windfall tax on profits of energy	companies with a supplemental tax rate of 6.5 percentage points that has been recently increased by further four percentage points for the three-year period 2011-2013. This supplemental tax rate adds to the ordinary statutory tax rate of 27.5% charged on the income earned by corporations. The decree also prohibits energy companies from transferring to prices to final customers the higher income taxes incurred in connection with the windfall tax. The AEEG is entrusted with the responsibility of monitoring compliance with the rule.
As of recently, the Italian administrative Authorities released a number of resolutions intended to increase competition in the natural gas market in Italy:
- in 2010, a national trading platform was started where gas importers would have to trade volumes of gas corresponding to a legal obligation on part of Italian importers and producers. Under those provisions, importers from extra-EU Countries are required to supply a set percentage of imported volumes in a given thermal year and to trade them at the national trading platform on a spot basis. Permission to import gas from extra-EU Countries is granted to gas operators upon fulfillment of that obligation. Also royalties in-kind owed to the Italian State on gas production are to be traded on that trading platform;
- the AEEG resolved to commence a spot market to balance daily flows of supplies and off-takes by all the gas operators in the Italian gas sector. From the start-up date on December 1, 2011 to the end of March 2012, Snam Rete Gas has performed the task of settling daily imbalances at the price corresponding to the daily price recorded on the balancing market where those imbalances are daily disposed of or purchased. From the second quarter of 2012, each of the gas companies have been held responsible for settling their respective daily imbalances, whereby individual bid or ask offers are combined together to grant the daily balancing of the system.
The decrees of the Ministry for Economic Development of February 15, 2013 and other AEEG norms, introduced and regulated changes to criteria of assignment of storage capacity in application of Article 14 of Law Decree No. 1/2012 sanctioning that:
- the storage capacity that would be available as a result of new mechanisms for determining the volumes of strategic storage, as well as new modalities of calculation of obligation limitations based on the criteria issued by the Ministry for the Economic Development, are assigned, for a space determined by the Ministry itself, for the offer to industrial sector, integrated transportation services trough International pipelines and re-gasification, including natural gas storage, allowing the supplies of natural gas from abroad, in accordance with security criteria requested, as well as by re-gasification companies, as a guaranty for the respect of re-gasification programs of their customers when non predictable events occur;
- part of the space of modulation storage devoted to the needs of "vulnerable events", to be assigned, for the needs of the clients themselves, with procedure of competitive bid, and the part of the same space of storage modulation to be assigned with ongoing allocation procedures have been determined.

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Measures aimed at increasing competitiveness in the Italian gas market represent risk factors and uncertainties to Eni’s gas business. Management believes that any developments in that matter may negatively affect the Company’s expected results of operations and cash flow in its gas business.

Risks associated with the cyclicality
of the oil and gas sector

Eni’s results of operations and cash flow, mainly in the Exploration & Production Division, are greatly influenced by trends in oil and gas prices. Generally speaking, an increase in oil prices positively impact Eni’s consolidated operating result; vice versa in case of a decline in oil prices. The same applies to gas prices. In 2012, the price of the Brent marker averaged $111.6 a barrel, barely in line with previous year in a scenario of extreme volatility. The first quarter of 2012 was marked by very high prices peaking at $130 per barrel driven by steady demand from China and other emerging Countries in addition to the impact of geopolitical factors. In the second quarter the trend reversed as Brent prices fell to $90 per barrel driven by a global economic slowdown and expectations of further price declines. In the second half of the year the price of the marker Brent recovered up to the current level of $110 a barrel due to a number of geopolitical factors and to a more stable macroeconomic scenario. In the same period, gas prices continued on a declining trend dragged down by excess gas availability and weak European and US demand.
Volatile oil prices impact the performance of the Company’s business units in different ways. Also, trends in oil prices are a key variable in preparing the Company’s investment plans. The Company’s main capital projects to develop reserves normally require lengthy and complex activities for assessing all the technical and commercial aspects and developing and marketing the reserves. As a consequence, return rates of such projects are exposed to the volatility of oil and gas prices which may be substantially lower with respect to prices assumed when the investment decision was made, resulting in lower rates of return. The Company, like other players in the industry, assesses its oil&gas projects based on long-term scenarios for oil prices, which reflect management’s best assumptions about the underlying fundamentals of global demand and supply. This approach supports the achievement of the expected returns on capital projects through the swings of the oil&gas cycle. For the 2013-2016 period Eni assumed a long-term price of $90 a barrel (real terms 2016). In this context the Company approved a capital expenditure plan amounting to euro 56.8 billion, 83% relating to exploration and development of oil and gas reserves, with an increase of 6% in comparison with previous plan due to higher expenses for a number of upstream projects that will contribute to production increase after the plan timeline (Mozambique, Venezuela and Nigeria).
Volatile oil prices represent an uncertainty factor in view of achieving the Company’s operating targets of production growth and reserve replacement due to the relevant amount of Production Sharing Agreements in Eni’s portfolio. Under such contracts, the Company is entitled to receive a portion of the production, the sale of which should cover expenditures incurred and earn the Company a share of profit. Accordingly, the higher the reference prices for crude oil used to determine production and reserve entitlements, the lower the number of barrels to cover the same dollar amounts hence the amounts of booked production and reserves; and vice versa. The Company currently estimates that production entitlements in its PSAs decreases on average by approximately 1,000 bbl/d for a $1 increase in oil prices. The impact of price effects on the Company’s production was immaterial in 2012. However, this sensitivity analysis only applies to small deviations from the 90 $/bbl scenario that have been used in the Company’s 2013-2016 four year plan and the impact on Eni’s production may increase more than proportionally as the deviation increases. This sensitivity analysis relates to the existing Eni portfolio and might vary in the future.

In the Gas & Power Division, rising oil prices represent a risk to the profitability of gas sales as supplies are mainly indexed to the cost of oil and certain refined products, while selling prices particularly outside Italy are predominantly linked to certain market benchmarks quoted at continental hubs. In the current trading environment, spot prices at those hubs are particularly depressed due to oversupply conditions and weak demand. In addition, the Italian Authority for Electricity and Gas and other regulatory authorities in European Countries may limit the ability of the Company to pass cost increases onto selling prices in supplies to residential customers and small businesses as those authorities set the indexation mechanism of the raw material cost in selling formulas to those customers. (For further details see Gas & Power Division specific-sector risks discussed above).

The Refining & Marketing and the Chemical Divisions are also exposed to movements in oil prices and the speed at which the prices of refined products and chemical products adjust to reflect changes in the cost of oil-based feedstock. Normally, a time lag occurs between movements in oil prices and those of refined and chemical products. As a consequence, in a period of rapidly escalating feedstock costs, margins on refined and petrochemical products are negatively affected in the short-term. In 2012, the Refining & Marketing segment continued to incur operating losses in a context of extreme margin volatility. Despite a rebound in the prices of refined products prices from 2011, costs of oil-based feedstock and oil-linked costs for plant utilities were only partially transferred to prices at the pump pressured by weak demand and excess capacity. In addition, compressed price differentials between sour and sweet crude impaired the profitability at Eni’s complex refineries. Looking forward, management expects a depressed trading environment in the foreseeable future due to weak industry fundamentals and an anticipated weak demand in the face of the European economic downturn. Based on his view of a reduced profit outlook for the refining and marketing business, reflected in the industrial Plan 2013-2016, management recognized impairment losses of euro 846 million to align the book

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values of the Company’s refineries and other assets to their lower values-in-use at the balance sheet date.
Marketing of refined products in Italy was negatively affected by a steep decline in demand for fuels (down 10%) and excess product availability that led operators to compete aggressively on pricing. Management expects continuing weak trends in demand due to the prospects of a sluggish economic recovery, mainly in Italy. Management planned optimization actions at refineries, efficiency improvements (fixed and logistic costs, energy consumption), selected capital expenditures and a number of initiatives in the marketing segment aimed at mitigating the scenario volatility and the cyclicality of the business in order to recover profitability as fast as possible.

In addition to volatile costs of oil-based feedstock, Eni’s chemical operations are exposed to the cyclicality of demand due to the commoditized nature of Eni’s product portfolio and underlying weaknesses in the industry plagued by low-entry barriers, excess capacity and intense competitive pressure. In 2012, Eni’s chemical business doubled operating losses to euro 485 million from 2011 due to sharply lower margins on basic petrochemical products, mainly the margin on cracker, registered in the first quarter of 2012, and lower demand due to the current economic downturn. Short to medium-term prospects remain uncertain due to a weak macroeconomic outlook in Europe, high cost of oil based feedstock and competitive pressure. In addition to Asian and Middle-Eastern competitors, management expects a recovery of market share by North-American players advantaged by the use of shale gas as low cost feedstock. To cope with the structural challenges of the Company’s chemical business, management decided to implement a strategic shift targeting to restore the economic equilibrium of Versalis over the medium-term. This new strategy features a gradual reduction of the exposure to loss-making, commoditized businesses while growing the Company’s presence in niche productions, particularly elastomers and styrene, which showed a good resilience during the downturn, international expansion as well as starting innovative productions in the field of biochemistry. An example in point is the launch of the "green chemistry" project at the Porto Torres plant which envisages restructuring an old plant into a modern facility to produce bioplastics for which attractive growth rates are seen.

The Engineering & Construction segment is exposed to the volatility of the oil cycle considering that oil companies tend to reduce capital expenditures and reschedule exploration and development projects during a downturn. This business unit has managed through the years to progressively reduce its exposure to the more volatile segments of the industry leveraging on higher portfolio diversification and a strong competitive position in the segment of large upstream projects in frontier areas and complex environment with an important technological content that are traditionally less exposed to the cyclical nature of this market. However, the uncertainties pending on the evolution of the macroeconomic scenario, gas demand and competitive dynamics led management to revise down short-term profitability expectations of the business reflecting an anticipated slowdown in order acquisitions, the start of lower margin projects enabling the company to enter in emerging areas and the conclusion of orders with high profitability acquired in previous years in the Onshore and Offshore Engineering and Construction businesses. Management believes that the business retains excellent long-term perspectives leveraging on a technologically advanced fleet of drilling and construction vessels, personnel competence, local content and competitive positioning that will lead Saipem to reconsolidate its orders backlog.

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Outlook

The 2013 outlook features the uncertainties that surround the global economic recovery, particularly in the Eurozone, and restraint shown by businesses and households in investments and consumption decisions. A number of factors will contribute to support the price of oil including ongoing geopolitical risk as well as improved balance between world demand and supplies of crude oil and oil products. For investment evaluation purposes and short-term financial projections, Eni assumes a full-year average price of $90 a barrel for the Brent crude benchmark. Management expects continuing weak conditions in the European gas, refining and marketing of fuels and chemical sectors. Demand for energy commodities is anticipated to remain sluggish due to the economic stagnation; unit margins are exposed to competitive pressure and the risk of new increases in the costs of oil-based raw materials in an extremely volatile environment. In this scenario, the recovery of profitability in the Gas & Power, Refining & Marketing and Chemicals Divisions will depend greatly on management actions to optimize operations and improve the cost position.

Management expects the key production and sales trends of Eni businesses to be as follows:
- Production of liquids and natural gas: production is expected to grow compared to 2012 (1.701 million boe/day for 2012). The principal drivers will be the start-up of major projects, mainly Kashagan in Kazakhstan, Angola LNG and the gas assets in Algeria, as well as the ramp up of the fields started up in 2012, only partly offset by the decline in mature production;
- Gas sales: natural gas sales are expected to be in line with 2012, excluding the impact of the Galp divestment and upstream sales in USA (91.46 bcm in 2012, including consolidated sales and Eni share of the joint ventures). In a scenario of continuing weak demand and strong competition, management plans to retain the Company’s market share by leveraging improved costs in procurement and logistics, and effective commercial actions designed to upgrade service quality, targeted pricing and growth in the most remunerative segments. The international expansion in the LNG business is expected to continue by boosting the Company’s presence in the more lucrative Far East markets;

- Refining throughputs on Eni’s account: in a scenario of stagnant consumption, volumes are expected to be substantially in line with those processed in 2012 (30.01 million tonnes in 2012). This projection assumes the restart of the Gela plant in June 2013 and the start-up of the new EST technology conversion plant at Sannazzaro, as well as the shut down of the Venice plant to start the Green Refinery project;
- Retail sales of refined products in Italy and the Rest of Europe: retail sales are expected to be in line with those of 2012 (10.87 million tonnes, 2012 total), net of the effect of the "riparti con eni" marketing campaign which was executed in the summer of 2012. Management expects a modest fall in domestic retail volumes due to an anticipated contraction in domestic demand, the effect of which will be absorbed by the expected increase in sales in the Rest of Europe. In this intensely competitive context, management intends to preserve the Company’s market share in Italy by leveraging marketing initiatives to build loyalty and retain customers, the strength of the Eni brand with the completion of network rebranding, service excellence and development of the oil and non-oil offer;
- Engineering & Construction: the profitability prospects of this business are expected to be adversely affected by the conclusion of highly-profitable projects, an anticipated slowdown in order acquisitions and the start of lower margin projects in the Onshore and Offshore Engineering and Construction businesses.

In 2013, management expects a capital budget in line with 2012 (euro 12.76 billion in capital expenditure and euro 0.57 billion in financial investments in 2012, excluding the Snam investments). In 2013 the company will be focused on the development of hydrocarbons reserves in Western and Northern Africa, Norway, Iraq and Venezuela, the exploration projects in Western Africa, Egypt, the United States and emerging areas, as well as optimization and selective growth initiatives in other sectors, the start-up of the Green Refinery works in Venice, and elastomers and green businesses in the Chemical sector in Porto Torres. Assuming a Brent price of $90 a barrel on average for the full year 2013, the ratio of net borrowings to total equity – leverage – is projected to be almost in line with the level achieved at the end of 2012, due to cash flows from operations and portfolio management.

Contents

Eni Annual Report / Other information

Treasury shares
As of December 31, 2012, Eni’s treasury shares in portfolio amounted to No. 11,388,287, corresponding to 0.31% of share capital of Eni, represented by No. 3,634,185,330 ordinary shares, for a total book value of euro 201 million.
The decrease of No. 371,266,546 shares held in treasury compared to December 31, 2011 (No. 382,654,833 shares) was due to the cancellation of No. 371,173,546 shares, as resolved by the Extraordinary and Ordinary Shareholders’ meeting held on July 16, 2012 and to the sale of No. 93,000 shares following 2004 stock option plans.

Since 2009 Eni has not undergoing buy back programs. On July 16, 2012, the Extraordinary and Ordinary Shareholders’ meeting resolved to cancel 371,173,546 treasury shares and to authorize the Board of Directors to purchase – in one or more transactions and in any case within 18 months from the date of the resolution – up to a maximum number of 363,000,000 ordinary Eni shares on the Mercato Telematico Azionario and up to a total amount of euro 6,000 million.

Continuing listing standards provided by Article No. 36 of Italian exchanges regulation (adopted with Consob Decision No. 16191/2007 as amended) about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU Countries

Certain provisions have been enacted regulating continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the Consolidated Financial Statements of the parent company.
Regarding the aforementioned provisions, the Company discloses that:
- as of December 31, 2012, the provisions of Article No. 36 of Italian exchanges regulation in accordance with Italian continuing listing standards apply to Eni’s subsidiaries Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC-Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Burren Energy (Congo) Ltd, Eni Finance USA Inc, Eni Trading & Shipping Inc and Eni Canada Holding Ltd;
- the Company has already adopted adequate procedures to ensure full compliance with the regulation.

Branches
In accordance with Article No. 2428 of the Italian Civil Code, it is hereby stated that Eni has the following branches:
San Donato Milanese (MI) - Via Emilia, 1;
San Donato Milanese (MI) - Piazza Vanoni, 1.

Subsequent events
Subsequent business developments are described in the operating review of each of Eni’s business segments.

Contents

Eni Annual Report / Glossary

The glossary of oil and gas terms is available on Eni’s web page at the address eni.com. Below is a selection of the most frequently used terms.

Financial terms

- Dividend Yield Measures the return on a share based on dividends for the year. Calculated as the ratio of dividends per share of the year and the average reference price of shares in the last month of the year. Generally, companies tend to keep a constant dividend yield, as shareholders compare this indicator with the yield of other shares or other financial instruments (e.g. bonds).
- Leverage Is a measure of a company’s debt, calculated as the ratio between net financial debt and shareholders’ equity, including minority interests.
- ROACE Return On Average Capital Employed Is the return on average capital invested, calculated as the ratio between net income before minority interests, plus net financial charges on net financial debt, less the related tax effect and net average capital employed.
- Coverage Financial discipline ratio, calculated as the ratio between operating profit and net finance charges.
Current ratio Measures the capability of the company to repay short-term debt, calculated as the ratio between current assets and current liabilities.
- Debt coverage Rating companies use the debt coverage ratio to evaluate debt sustainability. It is calculated as the ratio between net cash provided by operating activities and net borrowings, less cash and cash-equivalents, Securities held for non-operating purposes and financing receivables for non operating purposes.
- Profit per boe Measures the return per oil and natural gas barrel produced. It is calculated as the ratio between Results of operations from E&P activities (as defined by FASB Extractive Activities - Oil & Gas Topic 932) and production sold.
- Opex per boe Measures efficiency in the oil&gas development activities, calculated as the ratio between operating costs (as defined by FASB Extractive Activities - Oil & Gas Topic 932) and production sold.
- Cash flow per boe Represents cash flow per each boe of hydrocarbon produced, less non-monetary items. Calculated as the ratio between Results of operations from E&P activities, net of depreciation, depletion, amortization and impairment and exploration expenses (as defined by FASB Extractive Activities - Oil & Gas Topic 932) and volumes of oil and gas produced.
- Finding & Development cost per boe Represents Finding & Development cost per boe of new proved or possible reserves. It is calculated as the overall amount of exploration and development expenditure, the consideration for the acquisition of possible and probable reserves as well as additions of proved reserves deriving from improve recovery, extensions, discoveries and revisions of previous estimates (as defined by FASB Extractive Activities - Oil & Gas Topic 932).

Oil and natural gas activities

- Average reserve life index Ratio between the amount of reserves at the end of the year and total production for the year.
- Barrel Volume unit corresponding to 159 liters. A barrel of oil corresponds to about 0.137 metric tons.
- Boe (Barrel of Oil Equivalent) Is used as a standard unit measure for oil and natural gas. From July 1, 2012, Eni has updated the conversion rate of gas to 5,492 cubic feet of gas equals 1 barrel of oil (it was 5,550 cubic feet of gas per barrel in previous reporting periods).
- Carbon Capture and Storage (CCS) Technique of CO2 capture and storage through an integrated process that involves: (i) capture of CO2 associated with large combustion plants, power generation plants, industrial point sources, as well as natural gas fields; (ii) transport to the storage sites, generally via pipeline; and (iii) sequestration in geological sites on land or under the sea floor.
- Concession contracts Contracts currently applied mainly in Western Countries regulating relationships between States and oil companies with regards to hydrocarbon exploration and production. The company holding the mining concession has an exclusive on mining activities and for this reason it acquires a right on hydrocarbons extracted, against the payment of royalties to the State on production and taxes on oil revenues.
- Condensates These are light hydrocarbons produced along with gas, that condense to a liquid state at normal temperature and pressure for surface production facilities.
- Contingent resources Amounts of oil and gas estimated at a given date that are potentially recoverable by means of development projects that are not considered commercially recoverable due to one or more contingency.

Contents

Eni Annual Report / Glossary

- Conversion Refinery process allowing the transformation of heavy fractions into lighter fractions. Conversion processes are cracking, visbreaking, coking, the gasification of refinery residues, etc. The ration of overall treatment capacity of these plants and that of primary crude fractioning plants is the conversion rate of a refinery. Flexible refineries have higher rates and higher profitability.
- Deep waters Waters deeper than 200 meters.
- Development Drilling and other post-exploration activities aimed at the production of oil and gas.
- Elastomers (or Rubber) Polymers, either natural or synthetic, which, unlike plastic, when stress is applied, return, to a certain degree, to their original shape, once the stress ceases to be applied. The main synthetic elastomers are polybutadiene (BR), styrene-butadiene rubber (SBR), ethylenepropylene rubber (EPR), thermoplastic rubber (TPR) and nitrylic rubber (NBR).
- Emissions of NMVOC (Non Methane Volatile Organic Compounds) Total direct emissions of hydrocarbons, hydrocarbons substitutes (e.g. mercaptans) and oxygenated hydrocarbons (e.g. MTBE) that evaporate at normal temperature. They include LPG and exclude methane. Main sources are fugitive emissions from storage tanks and pipelines in industrial plants and deposits, distribution networks, flaring (often incomplete), venting, etc.
- Emissions of NOx (Nitrogen Oxides) Total direct emissions of nitrogen oxides deriving from combustion processes in air. They include NOx emissions from flaring activities, sulphur recovery processes, FCC regeneration, etc. They include NO and NO2 emissions and exclude N2O emissions.
- Emissions of SOx (Sufur Oxides) Total direct emissions of sulfur oxides including SO2 and SO3 emissions. Main sources are combustion plants, diesel engines (including maritime engines), gas flaring (if the gas contains H2S), sulphur recovery processes, FCC regeneration, etc.
- Enhanced recovery Techniques used to increase or stretch over time the production of wells.
- EPC (Engineering, Procurement, Construction) A contract typical of onshore construction of large plants in which the contractor supplies engineering, procurement and construction of the plant. The contract is defined "turnkey" when the plant is supplied for start-up.
- EPIC (Engineering, Procurement, Installation, Commissioning) A contract typical of offshore construction of complex projects (such as the installation of production platforms or FPSO systems) in which the global or main contractor, usually a company or a consortium of companies, supplies engineering, procurement, construction of plant and infrastructure, transport to the site and all preparatory activities for the start-up of plants.
- Exploration Oil and natural gas exploration that includes land surveys, geological and geophysical studies, seismic data gathering and analysis, and well drilling.	- FPSO vessel Floating, Production, Storage and Offloading system made-up of a large capacity oil tanker including a large hydrocarbon treatment plant. This system, moored at the bow in order to maintain a geostationary position, is in fact a temporary fixed platform linking the underwater wellheads to the treatment, storage and offloading systems onboard by means of risers from the seabed.
- Green House Gases (GHG) Gases in the atmosphere, transparent to solar radiation, can consistently trap infrared radiation emitted by the earth’s surface, atmosphere and clouds. The six relevant greenhouse gases covered by the Kyoto Protocol are carbon dioxide (CO2), methane (CH4), nitrous oxide (N2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs) and sulfur hexafluoride (SF6). GHGs absorb and emit radiation at specific wavelengths within the range of infrared radiation determining the so called greenhouse phenomenon and the related increase of earth’s average temperature.
- Infilling wells Infilling wells are wells drilled in a producing area in order to improve the recovery of hydrocarbons from the field and to maintain and/or increase production levels.
- LNG Liquefied Natural Gas obtained through the cooling of natural gas to minus 160 °C at normal pressure. The gas is liquefied to allow transportation from the place of extraction to the sites at which it is transformed and consumed. One ton of LNG corresponds to 1,400 cubic meters of gas.
- LPG Liquefied Petroleum Gas, a mix of light petroleum fractions, gaseous at normal pressure and easily liquefied at room temperature through limited compression.
- Mineral Potential (Potentially recoverable hydrocarbon volumes) Estimated recoverable volumes which cannot be defined as reserves due to a number of reasons, such as the temporary lack of viable markets, a possible commercial recovery dependent on the development of new technologies, or for their location in accumulations yet to be developed or where evaluation of known accumulations is still at an early stage.
- Mineral Storage Volumes of natural gas required for allowing optimal operation of natural gas fields in Italy for technical and economic reasons.
- Modulation Storage Volumes of natural gas required for meeting hourly, daily and seasonal swings of demand.
- Natural gas liquids Liquid or liquefied hydrocarbons recovered from natural gas through separation equipment or natural gas treatment plants. Propane, normal-butane and isobutane, isopentane and pentane plus, that used to be defined natural gasoline, are natural gas liquids.
- Network Code A code containing norms and regulations for access to, management and operation of natural gas pipelines.
- Offshore/onshore The term offshore indicates a portion of open sea and, by induction, the activities carried out in such area, while onshore refers to land operations.
- Oil spills Discharge of oil or oil products from refining or oil waste occurring in the normal course of operations (when

Contents

Eni Annual Report / Glossary

accidental) or deriving from actions intended to hinder operations of business units or from sabotage by organized groups (when due to sabotage or terrorism).
- Olefins (or Alkenes) Hydrocarbons that are particularly active chemically, used for this reason as raw materials in the synthesis of intermediate products and of polymers.
- Over/underlifting Agreements stipulated between partners regulate the right of each to its share in the production of a set period of time. Amounts different from the agreed ones determine temporary over/underlifting situations.
- Possible reserves Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.
- Probable reserves Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.
- Production Sharing Agreement Contract in use in non OECD Countries, regulating relationships between States and oil companies with regard to the exploration and production of hydrocarbons. The mining concession is assigned to the national oil company jointly with the foreign oil company who has exclusive right to perform exploration, development and production activities and can enter agreements with other local or international entities. In this type of contract the national oil company assigns to the international contractor the task of performing exploration and production with the contractor’s equipment and financial resources. Exploration risks are borne by the contractor and production is divided into two portions: "Cost Oil" is used to recover costs borne by the contractor, "Profit Oil" is divided between contractor and national company according to variable schemes and represents the profit deriving from exploration and production. Further terms and conditions may vary from one Country to the other.
- Proved reserves Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from know reservoirs, and under existing economic conditions. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.
- Reserves Quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project. Reserves can be: (i) developed reserves quantities of oil and gas anticipated to be through installed extraction equipment and	infrastructure operational at the time of the reserves estimate; (ii) undeveloped reserves: oil and gas expected to be recovered from new wells, facilities and operating methods.
- Reserve replacement ratio Measure of the reserves produced replaced by proved reserves. Indicates the company’s ability to add new reserves through exploration and purchase of property. A rate higher than 100% indicates that more reserves were added than produced in the period. The ratio should be averaged on a three-year period in order to reduce the distortion deriving from the purchase of proved property, the revision of previous estimates, enhanced recovery, improvement in recovery rates and changes in the value of reserves – in PSAs – due to changes in international oil prices. Management also calculates this ratio by excluding the effect of the purchase of proved property in order to better assess the underlying performance of the Company’s operations.
- Ship-or-pay Clause included in natural gas transportation contracts according to which the customer for which the transportation is carried out is bound to pay for the transportation of the gas also in case the gas is not transported.
- Strategic Storage Volumes of natural gas required for covering lack or reduction of supplies from extra-European sources or crises in the natural gas system.
- Swap In the gas sector, the term is referred to a buy/sell contract between some counterparties and is generally aimed to the optimization of transport costs and respective commitments in purchasing and supplying.
- Take-or-pay Clause included in natural gas purchase contracts according to which the purchaser is bound to pay the contractual price or a fraction of such price for a minimum quantity of the gas set in the contract also in case it is not collected by the customer. The customer has the option of collecting the gas paid and not delivered at a price equal to the residual fraction of the price set in the contract in subsequent contract years.
- Upstream/downstream The term upstream refers to all hydrocarbon exploration and production activities. The term downstream includes all activities inherent to the oil sector that are downstream of exploration and production activities.
- Wholesale sales Domestic sales of refined products to wholesalers/distributors (mainly gasoil), public administrations and end consumers, such as industrial plants, power stations (fuel oil), airlines (jet fuel), transport companies, big buildings and households. They do not include distribution through the service station network, marine bunkering, sales to oil and petrochemical companies, importers and international organizations.
- Workover Intervention on a well for performing significant maintenance and substitution of basic equipment for the collection and transport to the surface of liquids contained in a field.

Contents

Contents
Eni Annual Report / Consolidated Financial Statements

Balance sheet

December 31, 2011	December 31, 2012

(euro million)	Note	Total amount	of which with related parties	Total amount	of which with related parties

ASSETS
Current assets
Cash and cash equivalents	(7)	1,500		7,765
Other financial assets available for sale	(8)	262		235
Trade and other receivables	(9)	24,595	1,496	28,621	2,714
Inventories	(10)	7,575		8,496
Current tax assets	(11)	549		771
Other current tax assets	(12)	1,388		1,230
Other current assets	(13)	2,326	2	1,624	8
		38,195		48,742
Non-current assets
Property, plant and equipment	(14)	73,578		63,466
Inventory - compulsory stock	(15)	2,433		2,538
Intangible assets	(16)	10,950		4,487
Equity-accounted investments	(17)	5,843		4,265
Other investments	(17)	399		5,085
Other financial assets	(18)	1,578	704	1,229	642
Deferred tax assets	(19)	5,514		4,913
Other non-current receivables	(20)	4,225	3	4,400	43
		104,520		90,383
Assets held for sale	(31)	230		516
TOTAL ASSETS		142,945		139,641
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	(21)	4,459	503	2,223	403
Current portion of long-term debt	(26)	2,036		2,961
Trade and other payables	(22)	22,912	1,446	23,581	1,616
Income taxes payable	(23)	2,092		1,622
Other taxes payable	(24)	1,896		2,162
Other current liabilities	(25)	2,237		1,437	6
		35,632		33,986
Non-current liabilities
Long-term debt	(26)	23,102		19,279
Provisions for contingencies	(27)	12,735		13,603
Provisions for employee benefits	(28)	1,039		982
Deferred tax liabilities	(29)	7,120		6,740
Other non-current liabilities	(30)	2,900		1,977	16
		46,896		42,581
Liabilities directly associated with assets held for sale	(31)	24		361
TOTAL LIABILITIES		82,552		76,928
SHAREHOLDERS’ EQUITY	(32)
Non-controlling interest		4,921		3,514
Eni shareholders’ equity
Share capital		4,005		4,005
Reserve related to cash flow hedging derivatives net of tax effect		49		(16)
Other reserves		53,195		49,579
Treasury shares		(6,753)		(201)
Interim dividend		(1,884)		(1,956)
Net profit		6,860		7,788
Total Eni shareholders’ equity		55,472		59,199
TOTAL SHAREHOLDERS’ EQUITY		60,393		62,713
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		142,945		139,641

Contents
Eni Annual Report / Consolidated Financial Statements

Profit and loss account

2010	2011	2012

(euro million)	Note	Total amount	of which with related parties	Total amount	of which with related parties	Total amount	of which with related parties

REVENUES	(35)
Net sales from operations		96,617	2,905	107,690	3,477	127,220	3,783
Other income and revenues		967	57	926	41	1,546	56
		97,584		108,616		128,766
OPERATING EXPENSES	(36)
Purchases, services and other		68,774	5,820	78,795	5,880	95,363	6,604
- of which non-recurring charge (income)	(43)	(246)		69
Payroll and related costs		4,428	28	4,404	33	4,658	21
OTHER OPERATING (EXPENSE) INCOME	(36)	131	41	171	32	(158)	10
DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	(36)	9,031		8,785		13,561
OPERATING PROFIT		15,482		16,803		15,026
FINANCE INCOME (EXPENSE)	(37)
Finance income		6,109	41	6,376	49	7,218	53
Finance expense		(6,727)		(7,410)	(1)	(8,274)	(4)
Derivative financial instruments		(131)		(112)		(251)
		(749)		(1,146)		(1,307)
INCOME (EXPENSE) FROM INVESTMENTS	(38)
Share of profit (loss) of equity-accounted investments		493		500		278
Other gain (loss) from investments		619		1,623	338	2,603
		1,112		2,123		2,881
PROFIT BEFORE INCOME TAXES		15,845		17,780		16,600
Income taxes	(39)	(8,581)		(9,903)		(11,659)
Net profit for the year - Continuing operations		7,264		7,877		4,941
Net profit (loss) for the year - Discontinued operations	(31)	119	365	(74)	400	3,732	2,234
Net profit for the year		7,383		7,803		8,673
Attributable to Eni
- continuing operations		6,252		6,902		4,198
- discontinued operations	(31)	66		(42)		3,590
		6,318		6,860		7,788
Attributable to non-controlling interest	(32)
- continuing operations		1,012		975		743
- discontinued operations	(31)	53		(32)		142
		1,065		943		885
Earnings per share attributable to Eni (euro per share)	(40)
- basic		1.74		1.89		2.15
- diluted		1.74		1.89		2.15
Earnings per share attributable to Eni
- Continuing operations (euro per share)	(40)
- basic		1.72		1.90		1.16
- diluted		1.72		1.90		1.16

Contents
Eni Annual Report / Consolidated Financial Statements

Statement of comprehensive income

(euro million)	Note	2010	2011	2012

Net profit		7,383	7,803	8,673
Other items of comprehensive income
Foreign currency translation differences	(32)	2,169	1,031	(717)
Change in the fair value of investments	(32)			141
Change in the fair value of other available-for-sale financial instruments	(32)	(9)	(6)	16
Change in the fair value of cash flow hedging derivatives	(32)	443	352	(102)
Share of "Other comprehensive income" on equity-accounted entities	(32)	(10)	(13)	7
Taxation	(32)	(175)	(128)	32
Total other items of comprehensive income		2,418	1,236	(623)
Total comprehensive income		9,801	9,039	8,050
Attributable to:
- Eni		8,699	8,097	7,183
- non-controlling interest		1,102	942	867
		9,801	9,039	8,050

Contents
Eni Annual Report / Consolidated Financial Statements

Statements of changes in shareholders’ equity

Eni shareholders’ equity

(euro million)	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of tax effect	Reserve related to the fair value of available-for-sale financial instruments net of tax effect	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Non- controlling interest	Total shareholders’ equity

Balance at December 31, 2009	4,005	959	6,757	(439)	5	1,492	(1,665)	(6,757)	39,160	(1,811)	4,367	46,073	3,978	50,051
Net profit of the year											6,318	6,318	1,065	7,383
Other items of comprehensive income
Foreign currency translation differences				(2)			2,204		(75)			2,127	42	2,169
Change in the fair value of cash flow hedging derivatives net of tax effect				267								267		267
Change in the fair value of other available-for-sale financial instruments net of tax effect					(8)							(8)		(8)
Share of "Other comprehensive income" on equity-accounted entities						(5)						(5)	(5)	(10)
				265	(8)	(5)	2,204		(75)			2,381	37	2,418
Total comprehensive income of the year				265	(8)	(5)	2,204		(75)		6,318	8,699	1,102	9,801
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.50 per share in settlement of 2009 interim dividend of euro 0.50 per share)										1,811	(3,622)	(1,811)		(1,811)
Interim dividend distribution of Eni SpA (euro 0.50 per share)										(1,811)		(1,811)		(1,811)
Dividend distribution of other companies													(514)	(514)
Allocation of 2009 net profit									745		(745)
Effect related to the purchase of Italgas SpA and Stogit SpA by Snam SpA						56						56	(56)
Treasury shares sold following the exercise of stock options by Eni managers			(1)					1	1			1		1
Treasury shares sold following the exercise of stock options by Saipem and Snam managers									10			10	27	37
Non-controlling interest recognized following the acquisition of the control stake in the share capital of Altergaz SA													7	7
Non-controlling interest excluded following the divestment of the control stake in the share capital of GreenStream BV													(37)	(37)
			(1)			56		1	756		(4,367)	(3,555)	(573)	(4,128)
Other changes in shareholders’ equity
Cost related to stock options									7			7		7
Stock options expired									(6)			(6)		(6)
Stock warrants on Altergaz SA						(25)						(25)		(25)
Other changes									13			13	15	28
						(25)			14			(11)	15	4
Balance at December 31, 2010	4,005	959	6,756	(174)	(3)	1,518	539	(6,756)	39,855	(1,811)	6,318	51,206	4,522	55,728

Contents
Eni Annual Report / Consolidated Financial Statements

continued Statements of changes in shareholders’ equity

Eni shareholders’ equity

(euro million)	Note	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of tax effect	Reserve related to the fair value of available-for-sale financial instruments net of tax effect	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Non-controlling interest	Total shareholders’ equity

Balance at December 31, 2010		4,005	959	6,756	(174)	(3)	1,518	539	(6,756)	39,855	(1,811)	6,318	51,206	4,522	55,728
Net profit of the year												6,860	6,860	943	7,803
Other items of comprehensive income
Foreign currency translation differences	(32)							1,000		31			1,031		1,031
Change in the fair value of cash flow hedging derivatives net of tax effect	(32)				223								223		223
Change in the fair value of other available-for-sale financial instruments net of tax effect	(32)					(5)							(5)		(5)
Share of "Other comprehensive income" on equity-accounted entities	(32)						(12)						(12)	(1)	(13)
					223	(5)	(12)	1,000		31			1,237	(1)	1,236
Total comprehensive income of the year					223	(5)	(12)	1,000		31		6,860	8,097	942	9,039
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.50 per share in settlement of 2010 interim dividend of euro 0.50 per share)											1,811	(3,622)	(1,811)		(1,811)
Interim dividend distribution of Eni SpA (euro 0.52 per share)	(32)										(1,884)		(1,884)		(1,884)
Dividend distribution of other companies														(571)	(571)
Allocation of 2010 net profit										2,696		(2,696)
Payments by minority shareholders														26	26
Acquisition of non-controlling interest relating to Altergaz SA and Tigáz Zrt	(32)						(94)			(25)			(119)	(7)	(126)
Effect related to the purchase of Italgas SpA by Snam SpA	(32)						(5)						(5)	5
Treasury shares sold following the exercise of stock options exercised by Eni managers	(32)			(3)					3	3			3		3
Treasury shares sold following the exercise of stock options by Saipem and Snam managers	(32)						14			(10)			4	13	17
Non-controlling interest excluded following the sale of Acqua Campania SpA and the divestment of the control stake in the share capital of Petromar Lda														(10)	(10)
				(3)			(85)		3	2,664	(73)	(6,318)	(3,812)	(544)	(4,356)
Other changes in shareholders’ equity
Cost related to stock options										2			2		2
Stock options expired										(7)			(7)		(7)
Other changes										(14)			(14)	1	(13)
										(19)			(19)	1	(18)
Balance at December 31, 2011	(32)	4,005	959	6,753	49	(8)	1,421	1,539	(6,753)	42,531	(1,884)	6,860	55,472	4,921	60,393

Contents
Eni Annual Report / Consolidated Financial Statements

continued Statements of changes in shareholders’ equity

Eni shareholders’ equity

(euro million)	Note	Share capital	Legal reserve of Eni SpA	Reserve for treasury shares	Reserve related to the fair value of cash flow hedging derivatives net of tax effect	Reserve related to the fair value of available-for-sale financial instruments net of tax effect	Other reserves	Cumulative currency translation differences	Treasury shares	Retained earnings	Interim dividend	Net profit for the year	Total	Non-controlling interest	Total shareholders’ equity

Balance at December 31, 2011	(32)	4,005	959	6,753	49	(8)	1,421	1,539	(6,753)	42,531	(1,884)	6,860	55,472	4,921	60,393
Net profit of the year												7,788	7,788	885	8,673
Other items of comprehensive income
Foreign currency translation differences	(32)							(596)		(104)			(700)	(17)	(717)
Change in the fair value of investments	(32)					138							138		138
Change in the fair value of other available-for-sale financial instruments net of tax effect	(32)					14							14		14
Change in the fair value of cash flow hedging derivatives net of tax effect	(32)				(65)								(65)		(65)
Share of "Other comprehensive income" on equity-accounted entities	(32)						8						8	(1)	7
					(65)	152	8	(596)		(104)			(605)	(18)	(623)
Total comprehensive income of the year					(65)	152	8	(596)		(104)		7,788	7,183	867	8,050
Transactions with shareholders
Dividend distribution of Eni SpA (euro 0.52 per share in settlement of 2011 interim dividend of euro 0.52 per share)	(32)										1,884	(3,768)	(1,884)		(1,884)
Interim dividend distribution of Eni SpA (euro 0.54 per share)	(32)										(1,956)		(1,956)		(1,956)
Dividend distribution of other companies														(686)	(686)
Allocation of 2011 net profit										3,092		(3,092)
Effect related to the sale of Snam SpA										371			371	(1,602)	(1,231)
Acquisition of non-controlling interest relating to Altergaz SA and Tigáz Zrt	(32)						(4)						(4)	(3)	(7)
Treasury shares sold following the exercise of stock options exercised by Eni managers	(32)			(1)					1	1			1		1
Treasury shares sold following the exercise of stock options by Saipem managers	(32)						7						7	22	29
				(1)			3		1	3,464	(72)	(6,860)	(3,465)	(2,269)	(5,734)
Other changes in shareholders’ equity
Elimination of treasury shares				(6,551)					6,551
Reconstitution of the reserve for treasury share				6,000						(6,000)
Stock options expired										(7)			(7)		(7)
Other changes							(1,140)			1,156			16	(5)	11
				(551)			(1,140)		6,551	(4,851)			9	(5)	4
Balance at December 31, 2012	(32)	4,005	959	6,201	(16)	144	292	943	(201)	41,040	(1,956)	7,788	59,199	3,514	62,713

Contents
Eni Annual Report / Consolidated Financial Statements

Statement of cash flows

(euro million)	Note	2010	2011	2012

Net profit of the year - Continuing operations		7,264	7,877	4,941
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	(36)	8,343	7,755	9,538
Impairments of tangible and intangible assets, net	(36)	688	1,030	4,023
Share of (profit) loss of equity-accounted investments	(38)	(493)	(500)	(278)
Gain on disposal of assets, net		(558)	(1,176)	(875)
Dividend income	(38)	(264)	(659)	(431)
Interest income		(95)	(99)	(108)
Interest expense		607	773	803
Income taxes	(39)	8,581	9,903	11,659
Other changes		(39)	331	(1,945)
Changes in working capital:
- inventories	(1,141)	(1,400)	(1,395)
- trade receivables	(1,923)	218	(3,184)
- trade payables	2,811	34	2,029
- provisions for contingencies	575	109	338
- other assets and liabilities	(1,480)	(657)	(1,161)
Cash flow from changes in working capital		(1,158)	(1,696)	(3,373)
Net change in the provisions for employee benefits		22	(10)	16
Dividends received		766	955	988
Interest received		124	99	91
Interest paid		(630)	(927)	(825)
Income taxes paid, net of tax receivables received		(9,018)	(9,893)	(11,868)
Net cash provided by operating activities - Continuing operations		14,140	13,763	12,356
Net cash provided by operating activities - Discontinued operations	(31)	554	619	15
Net cash provided by operating activities		14,694	14,382	12,371
- of which with related parties	(42)	(2,229)	(639)	(1,542)
Investing activities:
- tangible assets	(14)	(12,308)	(11,658)	(11,222)
- intangible assets	(16)	(1,562)	(1,780)	(2,295)
- consolidated subsidiaries and businesses	(33)	(143)	(115)	(178)
- investments	(17)	(267)	(245)	(391)
- securities		(50)	(62)	(17)
- financing receivables		(866)	(715)	(1,634)
- change in payables and receivables in relation to investing activities and capitalized depreciation		261	379	54
Cash flow from investing activities		(14,935)	(14,196)	(15,683)
Disposals:
- tangible assets		272	154	1,229
- intangible assets		57	41	61
- consolidated subsidiaries and businesses	(33)	215	1,006	3,521
- investments		569	711	1,203
- securities		14	128	52
- financing receivables		841	695	1,578
- change in payables and receivables in relation to disposals		2	243	(252)
Cash flow from disposals		1,970	2,978	7,392
Net cash used in investing activities		(12,965)	(11,218)	(8,291)
- of which with related parties	(42)	(1,626)	(800)	1,535

Contents
Eni Annual Report / Consolidated Financial Statements

continued Statement of cash flows

(euro million)	Note	2010	2011	2012

Proceeds from long-term debt	(26)	2,953	4,474	10,484
Repayments of long-term debt	(26)	(3,327)	(889)	(3,784)
Increase (decrease) in short-term debt	(21)	2,646	(2,481)	(753)
		2,272	1,104	5,947
Net capital contributions by non-controlling interest			26
Sale of treasury shares			3
Net acquisition of treasury shares different from Eni SpA		37	17	29
Acquisition of additional interests in consolidated subsidiaries			(126)	604
Dividends paid to Eni’s shareholders		(3,622)	(3,695)	(3,840)
Dividends paid to non-controlling interest		(514)	(552)	(539)
Net cash used in financing activities		(1,827)	(3,223)	2,201
- of which with related parties	(42)	(23)	348	(94)
Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)			(7)	(4)
Effect of exchange rate changes on cash and cash equivalents and other changes		39	17	(12)
Net cash flow of the year		(59)	(49)	6,265
Cash and cash equivalents - beginning of the year	(7)	1,608	1,549	1,500
Cash and cash equivalents - end of the year	(7)	1,549	1,500	7,765

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

1 Basis of presentation

The Consolidated Financial Statements of Eni Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the European Union (EU) pursuant to article 6 of the EC Regulation No. 1606/2002, of the European Parliament and of the Council of July 19, 2002 and in accordance with article 9 of Legislative Decree No. 38/2005[1]. Oil and natural gas exploration and production activity is accounted for in conformity with internationally accepted accounting principles. Specifically, this concerns the determination of the amortization expenses using the unit-of-production method and the recognition of the production-sharing agreement and buy- back contracts. The Consolidated Financial Statements have been prepared on a historical cost basis, taking into account where appropriate of any value adjustments, except for certain items that under IFRS must be recognized at fair value as described in the summary of significant accounting policies paragraph.
The Consolidated Financial Statements include the statutory accounts of Eni SpA and the accounts of subsidiaries where the Company holds the right to directly or indirectly exercise control, determine financial and operating policies and obtain economic benefits from their activities. For entities acting as sole-operator in the management of oil and gas contracts on behalf of companies participating in a joint venture, the activities are financed proportionately based on a budget approved by the participating companies upon presentation of periodical reports of proceeds and expenses. Costs and revenues and other operating data (production, reserves, etc.) of the project, as well as the related obligations arising from the project, are recognized proportionally directly in the financial statements of the companies involved. The exclusion from consolidation of some subsidiaries, which are not material either individually or overall, has not produced significant[2] economic and financial effects on the Consolidated Financial Statements. These interests are accounted for as described below under the item "Financial fixed assets".
Subsidiaries’ financial statements are audited by the independent auditors who examine and certify also the information required for the preparation of the Consolidated Financial Statements. The 2012 Consolidated Financial Statements approved by Eni’s Board of Directors on March 14, 2013, were audited by the independent auditor Reconta Ernst & Young SpA. The independent auditor of Eni SpA, as the main auditor, is wholly in charge of the auditing activities of the Consolidated Financial Statements; when there are other independent auditors, it takes the responsibility of their work. Amounts in the financial statements and in the notes are expressed in millions of euros (euro million).

2 Principles of consolidation

Interest in consolidated companies

Assets and liabilities, revenues and expenses related to fully consolidated subsidiaries are wholly incorporated in the Consolidated Financial Statements; the book value of these subsidiaries is eliminated against the corresponding share of the shareholders’ equity by attributing to each of the balance sheet items its fair value.
Business combination transactions are recognized by applying the acquisition method. The consideration transferred in a business combination is measured at the acquisition date and is the sum of the fair value of the assets transferred, the liabilities assumed or incurred, as well as any equity instruments issued by the acquirer. Acquisition-related costs are recognized in profit and loss account when they are incurred.
When acquired, the equity of subsidiaries is initially recognized at fair value. The excess of the purchase price of an acquired entity over the total fair value assigned to assets acquired and liabilities assumed is recognized as goodwill; negative goodwill is recognized in the profit and loss account.
Equity and net profit of non-controlling interests are included in specific lines of equity and profit and loss account. If the partial control is acquired, this share of equity is determined using the proportionate share of the fair value of assets and liabilities, excluding any related goodwill, at the time when control is acquired (partial goodwill method); as an alternative, it is allowed the recognition of the entire amount of goodwill deriving from the acquisition, taking into account therefore also the portion attributable to the non-controlling interests (full goodwill method); in the latter case, the non-controlling interests are measured at their total fair value which therefore includes the goodwill attributable to them[3]. The method of measuring goodwill (partial goodwill method or full goodwill method) is selective for each business combination.
In a business combination achieved in stages, the purchase price is determined by summing the fair value of previously held equity interest in the acquiree and the consideration transferred for the acquisition of control; the previously held equity interest is remeasured at its acquisition date fair value and the resulting gain or loss is recognized in profit and loss account; furthermore, on acquisition of control, any component of the acquiree previously recognized in other comprehensive income is charged to the profit and loss account.
The purchase of additional equity interests in subsidiaries from non-controlling interests is recognized in the Group shareholders’ equity and represents the excess of the amount paid over the carrying value of the non-controlling interests acquired; similarly, the effects of the sale of non controlling interests in subsidiaries

(1) Differences in certain respects between IFRS as endorsed by the EU and IFRS as issued by IASB are on matters that do not relate to Eni. On this basis, the Consolidated Financial Statements are fully compliant with IFRS as issued by the IASB and effective for the year 2012.
(2) According to the requirements of the Framework of international accounting standards, information is material if its omission or misstatement could influence the economic decisions that users make on the basis of the financial statements.
(3) The choice between partial goodwill and full goodwill method is available also for business combinations resulting in the recognition of a "negative goodwill" in profit or loss account (gain on bargain purchase).

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

without loss of control are recognized in equity. Conversely, the sale of equity interests with loss of control determines the recognition in the profit and loss account: (i) of any gain/loss calculated as the difference between the consideration received and the corresponding transferred share of equity; (ii) of the amount of any gain or loss recognized as a result of remeasuring to fair value any investment retained in the former subsidiary; (iii) of any component related to the former subsidiary previously recognized in other comprehensive income. The retained investment is remeasured to its fair value at the date when control is lost and shall be accounted for in accordance with the applicable measurement criteria[4].

Intercompany transactions

Intercompany transactions and balances, including unrealized profits arising from intragroup transactions have been eliminated. Unrealized profits with companies accounted for using the equity method are eliminated for the share of the Group shareholders’ equity. In both cases, unrealized losses are not eliminated as evidence of an impairment of the asset transferred.

Foreign currency translation

Financial statements of foreign companies having a functional currency other than the euro, that represents the Group’s functional currency, are translated into euro using the rates of exchange ruling at the balance sheet date for assets and liabilities, historical exchange rates for equity accounts and average rates for the profit and loss account (source: Bank of Italy). Cumulative exchange rate differences resulting from this translation are recognized in shareholders’ equity under "Other reserves" in proportion to the Group’s interest and under "Non-controlling interest" for the portion related to non-controlling interests. Cumulative exchange rate differences are charged to the profit and loss account when the entity disposes the entire interest in a foreign operation or at the loss of control of a foreign subsidiary. On the partial disposal, without losing control, the proportionate share of cumulative amount of exchange differences related to the disposed interest is recognized in equity to non-controlling interests. Financial statements of foreign subsidiaries which are translated into euro are denominated in the functional currencies of the Countries where the entities operate. The US dollar is the prevalent functional currency for the entities that do not use the euro.
The main foreign exchange rates used to translate the financial statements adopting a different functional currency are indicated below:

(currency amount for euro 1)	US Dollar	Pound Sterling	Norwegian Krone	Australian Dollar	Hungarian Forint

2010
Annual average exchange rate	1.33	0.86	8.00	1.44	275.48
Exchange rate at year end	1.34	0.86	7.80	1.31	277.95
2011
Annual average exchange rate	1.39	0.87	7.79	1.35	279.37
Exchange rate at year end	1.29	0.84	7.75	1.27	314.58
2012
Annual average exchange rate	1.28	0.81	7.48	1.24	289.25
Exchange rate at year end	1.32	0.82	7.35	1.27	292.30

3 Summary of significant accounting policies

The most significant accounting policies used in the preparation of the Consolidated Financial Statements are described below.

Current assets

Cash and cash equivalents include cash on hand, demand deposits, as well as financial assets originally due within 90 days, readily convertible to known amount of cash and subject to an insignificant risk of changes in value.
Held for trading financial assets and available-for-sale financial assets are measured at fair value with gains or losses recognized in the profit and loss account under "Financial income (expense)" and to the equity reserve related to other comprehensive income, respectively. Changes in fair value of available-for-sale financial assets recognized in equity are charged to the profit and loss account when the assets are derecognized or impaired. The objective evidence that an impairment loss has occurred is verified considering, interalia, significant breaches of contracts, serious financial difficulties or the risk of insolvency of the counterparty; asset write downs are included in the carrying amount.
Available-for-sale financial assets include financial assets other than derivative financial instruments, loans and receivables, held for trading financial assets and held-to-maturity financial assets. The fair value of financial instruments is determined by market quotations or, where there is no active market, it is estimated adopting suitable financial valuation models which take into account all the factors adopted by market operators and prices obtained in similar recent transactions in the market.

(4) Same criteria are applicable to sales implying the loss of joint control or significant influence over an investee.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Interests and dividends on available-for-sale financial assets are accounted for on an accrual basis in "Financial income (expense)" and "Other gain (loss) from investments", respectively. When the purchase or sale of a financial asset is under a contract whose terms require delivery of the asset within the time frame generally established by regulation or convention in the market place concerned, the transaction is accounted for on the settlement date. Receivables are measured at amortized cost (see item "Financial fixed assets" below). Transferred financial assets are derecognized when the contractual rights to receive the cash flows of the financial assets are transferred together with the risks and rewards of the ownership. Inventories, including compulsory stocks and excluding construction contracts, are stated at the lower of purchase or production cost and net realizable value. Net realizable value is the net amount expected to be realized from the sale of inventories in the normal course of business, or, with reference to inventories of crude oil and petroleum products already included in binding sale contracts, the contractual sale price. Inventories of natural gas which are principally acquired with the purpose of selling in the near future and generating a profit from fluctuations in price are measured at fair value less costs to sell.
The cost for inventories of hydrocarbons (crude oil, condensates and natural gas) and petroleum products is determined by applying the weighted-average cost method on a three-month basis, or monthly, when it is justified by the use and the turnover of inventories of crude oil and petroleum products; the cost for inventories of the Petrochemical segment is determined by applying the weighted-average cost on an annual basis.
Construction contracts are measured using the cost-to-cost method, whereby contract revenue is recognized by reference to the stage of completion of the contract matching it with the contract costs incurred in reaching that stage of completion. Advances are deducted from inventories within the limits of accrued contractual considerations; any excess of such advances over the value of the inventories is recorded as a liability. Losses related to construction contracts are recognized immediately as an expense when it is probable that total contract costs will exceed total contract revenues. Construction contract not yet invoiced, whose payment will be made in a foreign currency, is translated into euro using the rates of exchange ruling at the balance sheet date and the effect of rate changes is reflected in the profit and loss account. When take-or-pay clauses are included in long-term natural gas purchase contracts, uncollected gas volumes which imply the "pay" clause, measured using the price formulas contractually defined, are recognized under "Other assets" as "Deferred costs" as an offset to "Other payables" or, after the settlement, to "Cash and Cash equivalents". The allocated deferred costs are charged to the profit and loss account: (i) when natural gas is actually delivered - the related cost is included in the determination of the weighted-average cost of inventories; and (ii) for the portion which is not recoverable, when it is not possible to collect gas that was previously uncollected within the contractually defined deadlines. Furthermore, the allocated deferred costs are tested for economic recoverability by comparing the related carrying amount	and their net realizable value, determined adopting the same criteria described for inventories. Hedging instruments are described in the section "Derivative Instruments".

Non-current assets

Property, plant and equipment[5] Tangible assets, including investment properties, are recognized using the cost model and stated at their purchase or self-construction cost including any costs directly attributable to bringing the asset into operation. In addition, when a substantial period of time is required to make the asset ready for use, the purchase price or self-construction cost includes the borrowing costs incurred that could have otherwise been saved had the investment not been made.
In the case of a present obligation for the dismantling and removal of assets and the restoration of sites, the carrying value includes, with a corresponding entry to a specific provision, the estimated (discounted) costs to be incurred at the moment the asset is retired.
Changes in estimate of the carrying amounts of provisions due to the passage of time and changes in discount rates are recognized under "Provisions for contingencies"[6]. Property, plant and equipment are not revalued for financial reporting purposes.
Assets carried under financial leasing or concerning arrangements that do not take the legal form of a finance lease but substantially transfer all the risks and rewards of ownership of the leased asset are recognized at fair value, net of grants attributable to the lessee or, if lower, at the present value of the minimum lease payments. Leased assets are included within property, plant and equipment.
A corresponding financial debt payable to the lessor is recognized as a financial liability. These assets are depreciated using the criteria described below. When the renewal is not reasonably certain, leased assets are depreciated over the shorter of the lease term or the estimated useful life of the asset.
Expenditures on renewals, improvements and transformations which provide additional economic benefits are recognized as items of property, plant and equipment when it is probable that they will increase the expected future economic benefits of the asset.
Tangible assets, from the moment they begin or should begin to be used, are depreciated systematically using a straight-line method over their useful life which is an estimate of the period over which the assets will be used by the Company. When tangible assets are composed of more than one significant element with different useful lives, each component is depreciated separately. The amount to be depreciated is the book value less the estimated net realizable value at the end of the useful life, if it is significant and can be reasonably determined. Land is not depreciated, even when purchased with a building. Tangible assets held for sale are not depreciated (see item "Assets held for sale and discontinued operations" below). Any change to the depreciation plan, deriving from changes in the asset’s useful life, in its residual value or in the pattern of consumption of the economic benefits embodied in the asset, shall be recognized prospectively.

(5) Recognition and evaluation criteria of exploration and production activities are described in the section "Exploration and production activities" below.
(6) The Company recognizes material provisions for the retirement of assets in the Exploration & Production segment. No significant asset retirement obligations associated with any legal obligations to retire refining, marketing and transportation (downstream) and chemical long-lived assets are generally recognized, as undetermined settlement dates for asset retirements do not allow a reasonable estimate of the fair value of the associated retirement obligation. The Company performs periodic reviews of its downstream and chemical long-lived assets for any changes in facts and circumstances that might require recognition of a retirement obligation.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Assets that can be used free of charge by third parties are depreciated over the shorter term of the duration of the concession or the asset’s useful life. Replacement costs of identifiable components in complex assets are capitalized and depreciated over their useful life; the residual book value of the component that has been substituted is charged to the profit and loss account. Expenditures for ordinary maintenance and repairs are expensed as incurred. The carrying value of property, plant and equipment is reviewed for impairment whenever events indicate that the carrying amounts for those assets may not be recoverable. The recoverability of an asset is assessed by comparing its carrying value with the recoverable amount, which is the higher of fair value less costs to sell or its value in use. If there is no binding sales agreement, fair value is estimated on the basis of market values, recent transactions, or the best available information that shows the proceeds that the Company could reasonably expect to collect from the disposal of the asset. Value in use is the present value of the future cash flows expected to be derived from the use of the asset and, if significant and reasonably determinable, the cash flows deriving from its disposal at the end of its useful life, net of disposal costs. Expected cash flows are determined on the basis of reasonable and documented assumptions that represent the best estimate of the future economic conditions during the remaining useful life of the asset, giving more importance to independent assumptions. Oil, natural gas and petroleum products prices (and to prices for products which derive there from) used to quantify the expected future cash flows are estimated based on forward prices prevailing in the marketplace for the first four years and management’s long-term planning assumptions thereafter. Discounting is carried out at a rate that reflects a current market valuation of the time value of money and of those specific risks of the asset that are not reflected in the estimate of the future cash flows. In particular, the discount rate used is the Weighted Average Cost of Capital (WACC) adjusted for the specific Country risk of the activity. The evaluation of the specific Country risk to be included in the discount rate is provided by external parties. The WACC differs considering the risk associated with individual operating segments; in particular for the assets belonging to the Gas & Power and Engineering & Construction segments, taking into account their different risk compared with Eni, specific WACC rates have been defined (for Gas & Power segment on the basis of a sample of companies operating in the same segment; for Engineering & Construction segment on the basis of the market quotation); WACC used for impairments in the Gas & Power segment is adjusted to take into consideration the risk premium of the specific Country of the activity while WACC used for impairments in the Engineering & Construction segment is not adjusted for Country risk as most of the assets are not located in a specific Country. For the other segments, a single WACC is used considering that the risk is the same to that of Eni as a whole. Value in use is calculated net of the tax effect as this method results in values similar to those resulting from discounting pre-tax cash flows at a pre-tax discount rate deriving, through an iteration process, from a post-tax valuation. Valuation is carried out for each single asset or, if the recoverable amount of a single asset cannot be determined, for the smallest identifiable group of assets that generates independent cash inflows from their continuous	use, the so-called "cash generating unit". When the reasons for their impairment cease to exist, Eni makes a reversal that is recognized in the profit or loss account as income from asset revaluation. This reversed amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

Intangible assets
Intangible assets are identifiable assets without physical substance, controlled by the Company and able to produce future economic benefits, and goodwill acquired in business combinations. An asset is classified as intangible when management is able to distinguish it clearly from goodwill. This condition is normally met when: (i) the intangible asset arises from contractual or legal rights, or (ii) the asset is separable, i.e. can be sold, transferred, licensed, rented or exchanged, either individually or as an integral part of other assets. An entity controls an asset if it has the power to obtain the future economic benefits flowing from the underlying asset and to restrict the access of others to those benefits. Intangible assets are initially stated at cost as determined by the criteria used for tangible assets and they are not revalued for financial reporting purposes. Intangible assets with a definite useful life are amortized systematically over their useful life estimated as the period over which the assets will be used by the Company; the amount to be amortized and the recoverability of the carrying amount are determined in accordance with the criteria described in the section "Property, plant and equipment".
Goodwill and other intangible assets with an indefinite useful life are not amortized. The recoverability of their carrying value is reviewed at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is tested for impairment at the lowest level within the entity at which it is monitored for internal management purposes. When the carrying amount of the cash generating unit, including goodwill allocated thereto, calculated considering any impairment loss of the non-current assets belonging to the cash generating unit, exceeds its recoverable amount[7], the excess is recognized as an impairment loss. The impairment loss is first allocated to reduce the carrying amount of goodwill; any remaining excess to be allocated to the assets of the unit is applied pro-rata on the basis of the carrying amount of each asset in the unit. Impairment charges against goodwill are not reversed[8]. Costs of technological development activities are capitalized when: (i) the cost attributable to the development activity can be reliably determined; (ii) there is the intention, availability of financial and technical resources to make the asset available for use or sale; and (iii) it can be demonstrated that the asset is able to generate future economic benefits.
Intangible assets also include public to private service concession arrangements concerning the development, financing, operation and maintenance of infrastructures under concession, in which the grantor: (i) controls or regulates what services the operator must provide with the infrastructure, and at what price; and (ii) controls – by the ownership, beneficial entitlement or otherwise – any significant residual interest in the infrastructure at the end of the concession arrangement. According to the agreements, the operator

(7) For the definition of recoverable amount see item "Property, plant and equipment".
(8) Impairment charges recognized in an interim period are not reversed also when, considering conditions existing in a subsequent interim period, they would have been recognized in a smaller amount or would not have been recognized.

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has the right to operate the infrastructure, controlled by the grantor, in order to provide the public service[9].

Exploration and production activities10 11

Acquisition of mineral rights
Costs associated with the acquisition of mineral rights are capitalized in connection with the assets acquired (such as exploratory potential, probable and possible reserves and proved reserves). When the acquisition is related to a set of exploratory potential and reserves, the cost is allocated to the different assets acquired on the basis of the value of the relevant discounted cash flows. Expenditure for the exploratory potential, represented by the costs for the acquisition of the exploration permits and for the extension of existing permits, is recognized under "Intangible assets" and is amortized on a straight-line basis over the period of the exploration as contractually established. If the exploration is abandoned, the residual expenditure is charged to the profit and loss account. Acquisition costs for proved reserves and for possible and probable reserves are recognized in the balance sheet as assets. Costs associated with proved reserves are amortized on a UOP basis, as detailed in the section "Development", considering both developed and undeveloped reserves. Expenditures associated with possible and probable reserves are not amortized until classified as proved reserves; in case of a negative result, the costs are charged to the profit and loss account.

Exploration
Costs associated with exploratory activities for oil and gas producing properties incurred both before and after the acquisition of mineral rights (such as acquisition of seismic data from third parties, test wells and geophysical surveys) are initially capitalized in order to reflect their nature as an investment and subsequently amortized in full when incurred.

Development
Development expenditures are those costs incurred to obtain access to proved reserves and to provide facilities for extracting, gathering and storing oil and gas. They are then capitalized within property, plant and equipment and amortized generally on a UOP basis, as their useful life is closely related to the availability of feasible reserves. This method provides for residual costs at the end of each quarter to be amortized at a rate representing the ratio between the volumes extracted during the quarter and the proved developed reserves existing at the end of the quarter, increased by the volumes extracted during the quarter. This method is applied with reference to the smallest aggregate representing a direct correlation between development expenditures and proved developed reserves. Costs related to unsuccessful development wells or damaged wells are expensed immediately as losses on disposal. Impairments and reversal of impairments of development costs are made on the same basis as those for tangible assets.

Production
Production costs are those costs incurred to operate and maintain wells and field equipment and are expensed as incurred.

Production-sharing agreements and buy-back contracts
Oil and gas reserves related to production-sharing agreements and buy-back contracts are determined on the basis of contractual clauses related to the repayment of costs incurred for the exploration, development and production activities executed through the use of Company’s technologies and financing (Cost Oil) and the Company’s share of production volumes not destined to cost recovery (Profit Oil). Revenues from the sale of the production entitlements against both Cost Oil and Profit Oil are accounted for on an accrual basis whilst exploration, development and production costs are accounted for according to the policies mentioned above. The Company’s share of production volumes and reserves representing the Profit Oil includes the share of hydrocarbons which corresponds to the taxes to be paid, according to the contractual agreement, by the national government on the behalf of the Company. As a consequence, the Company has to recognize at the same time an increase in the taxable profit, through the increase of the revenues, and a tax expense.

Retirement
Costs expected to be incurred with respect to the retirement of a well, including costs associated with removal of production facilities, dismantlement and site restoration, are capitalized, consistently with the policy described under "Property, plant and equipment", and then amortized on a UOP basis.

Grants
Grants related to assets are recognized as a reduction of purchase price or production cost of the related assets when there is reasonable assurance that all the required conditions attached to them, agreed upon with government entities, have been met. Grants not related to capital expenditure are recognized in the profit and loss account on an accrual basis matching the related costs when incurred.

Financial fixed assets

Investments
Investments in subsidiaries excluded from consolidation, jointly controlled entities and associates are accounted for using the equity method[12]. Under the equity method, investments are initially recognized at cost and subsequently adjusted to reflect: (i) the investor’s share of the post-acquisition profit or loss of the investee and (ii) the investor’s share of the investee’s other comprehensive income. The changes in the equity of investees accounted for using the equity method, not arising from the profit or loss or from the other comprehensive income, are recognized in the investor’s profit and loss

(9) When the operator has an unconditional contractual right to receive cash or another financial asset from or at the direction of the grantor, considerations received or receivable by the operator for construction or upgrade of infrastructure are recognized as a financial asset.
(10) IFRS does not have specific criteria for hydrocarbon exploration and production activities. Eni continues to use existing accounting policies for exploration and evaluation of assets previously applied before the introduction of IFRS 6 "Exploration for and evaluation of mineral resources".
(11) With reference to the preparation of the 2012 Consolidated Financial Statements, prospectively starting from July 1, 2012, Eni has updated the conversion rate of natural gas to 5,492 cubic feet of gas equals 1 barrel of oil (it was 5,550 cubic feet of gas per barrel in previous reporting periods). This update reflected changes in Eni’s gas properties that took place in the last three years and was assessed by collecting data on the heating power of gas in all Eni’s gas fields currently on stream. The effect of this update on production expressed in boe was 9 kboe/d for the full year 2012. Other per-boe indicators were only marginally affected by the update (e.g. realization prices, costs per boe) and also negligible was the impact on depletion charges. Other oil companies may use different conversion rates.
(12) In the case of step acquisition of a significant influence (or joint control), the investment is recognized, at the acquisition date of significant influence (joint control), at the amount deriving from the use of the equity method assuming the adoption of this method since initial acquisition; the "step-up" of the carrying amount of interests owned before the acquisition of significant influence (joint control) is taken to equity.

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account, as they represent, basically, a gain or loss from a disposal of an interest of the investee’s equity. Distributions received from an investee are recorded as a reduction of the carrying amount of the investment. In applying the equity method, consolidations adjustments are considered (see also "Principles of consolidation" paragraph). When there is objective evidence of impairment (see also section "Current assets"), the recoverability is tested by comparing the carrying amount and the related recoverable amount determined by adopting the criteria indicated in the section "Property, plant and equipment". Subsidiaries excluded from consolidation, jointly controlled entities and associates are accounted for at cost, adjusted for impairment losses if this does not result in a misrepresentation of the Company’s financial condition. When the reasons for their impairment cease to exist, investments are revalued within the limit of the impairment made and their effects are included in "Other gain (loss) from investments". Other investments, included in non-current assets, are recognized at their fair value and their effects are included in the equity reserve related to other comprehensive income; the changes in fair value recognized in equity are charged to the profit and loss account when it is impaired or realized. Galp and Snam shares related to convertible bonds are measured at fair value through profit and loss account, under the fair value option, in order to significantly reduce the accounting mismatch with the recognition of the option embedded in the convertible bond, measured at fair value through profit and loss account.
When investments are not traded in a public market and their fair value cannot be reasonably determined, they are accounted for at cost, adjusted for impairment losses; impairment losses shall not be reversed[13].
The investor’s share of losses of an investee, that exceeds its interest in the investee, is recognized in a specific provision only to the extent the investor is required to fulfill legal or constructive obligations of the investee or to cover its losses.

Receivables and financial assets to be held to maturity
Receivables and financial assets to be held to maturity are stated at cost represented by the fair value of the initial exchanged amount adjusted to take into account direct external costs related to the transaction (e.g. fees of agents or consultants, etc.).
The initial carrying value is then adjusted to take into account principal repayments, reductions for impairment or uncollectibility and amortization of any difference between the maturity amount and the initial amount. Amortization is carried out on the basis of the effective interest rate of return represented by the rate that equalizes, at the moment of the initial recognition, the present value of expected cash flows to the initial carrying amount (so called "amortized cost method"). Receivables for finance leases are recognized at an amount equal to the present value of the lease payments and the purchase option price or any residual value; the amount is discounted at the interest rate implicit in the lease. If there is objective evidence that an impairment loss has been incurred (see also point "Current assets"), the impairment loss is measured by comparing the carrying value with the present value of the expected cash flows discounted at the effective interest rate as defined at initial recognition, or at the moment of its updating to reflect re-pricings contractually established. Receivables and financial assets to be held to maturity are recognized net of the allowance for impairment losses; when the impairment loss is definite the allowance for impairment losses is reversed for charges, otherwise for excess. Changes to the carrying amount of receivables or financial assets in accordance with the amortized cost method are recognized as "Financial income (expense)".

Assets held for sale and discontinued operations
Non-current assets and current and non-current assets included within disposal groups, are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through their continuing use. For this to be the case, the sale must be highly probable and the asset or the disposal group must be available for immediate sale in its present condition.
Non-current assets held for sale, current and non-current assets included within disposal groups that have been classified as held for sale and the liabilities directly associated with them are recognized in the balance sheet separately from the entity’s other assets and liabilities. Non-current assets held for sale are not depreciated and they are measured at the lower of the fair value less costs to sell and their carrying amount. The classification as held for sale of equity-accounted investments determines the interruption of equity method accounting; therefore, in this case, the book value of the investment in accordance with the equity method represents the carrying amount for the measurement as non-current assets held-for sale.
Any difference between the carrying amount and the fair value less costs to sell is taken to the profit or loss account as an impairment loss; any subsequent reversal is recognized up to the cumulative impairment losses, including those recognized prior to qualification of the asset as held for sale.
Non-current assets and current and non-current assets included within disposal groups, classified as held for sale, are considered a discontinued operation if, alternatively: (i) represent a separate major line of business or geographical area of operations; (ii) are part of a disposal program of a separate major line of business or geographical area of operations; or (iii) are a subsidiary acquired exclusively with a view to resale. The results of discontinued operations, as well as any gain or loss recognized on the disposal, are indicated in a separate profit and loss account item, net of the related tax effects.
When there is a sale plan involving loss of control of a subsidiary, all the assets and liabilities of that subsidiary are classified as held for sale, regardless of whether a non-controlling interest in its former subsidiary will be retain after the sale.

Financial liabilities
Debt is measured at amortized cost (see item "Financial fixed assets" above). Financial liabilities are derecognized when they are extinguished, or when the obligation specified in the contract is discharged or cancelled or expires.

Provisions for contingencies
Provisions for contingencies are liabilities for expenses and charges of a definite nature and whose existence is certain or probable but for which at year-end the timing or amount of future expenditure is uncertain. Provisions are recognized when: (i) there is a present obligation, legal or constructive, as a result of a past event; (ii) it is

(13) Impairment charges recognized in an interim period are not reversed also when, considering conditions existing in a subsequent interim period, they would have been recognized in a smaller amount or would not have been recognized.

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probable that the settlement of that obligation will result in an outflow of resources embodying economic benefits; and (iii) the amount of the obligation can be reliably estimated. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date or to transfer it to third parties at that time. The amount recognized for onerous contracts is the lower of the cost necessary to fulfill the obligations, net of expected economic benefits deriving from the contracts, and any indemnity or penalty arising from failure to fulfill these obligations.
If the effect of the time value is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expenditures expected to be required to settle the obligation at a discount rate that reflects the Company’s average borrowing rate taking into account the risks associated with the obligation. The increase in the provision due to the passage of time is recognized as "Financial income (expense)". When the liability regards a tangible asset (e.g. site dismantling and restoration), the provision is stated with a corresponding entry to the asset to which it refers. Charges to the profit and loss account are made with the amortization process. Costs that the Company expects to bear in order to carry out restructuring plans are recognized when the Company has a detailed formal plan for the restructuring and has raised a valid expectation in the affected parties that it will carry out the restructuring. Provisions are periodically reviewed and adjusted to reflect changes in the estimates of costs, timing and discount rates. Changes in provisions are recognized in the same profit and loss account item that had previously held the provision, or, when the liability regards tangible assets (i.e. site dismantling and restoration), changes in the provision are recognized with a corresponding entry to the assets to which they refer, to the extent of the assets’ carrying amounts; any excess amount is recognized to the profit and loss account.
In note 27, the following contingent liabilities are described: (i) possible, but not probable obligations arising from past events, whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Company’s control; and (ii) present obligations arising from past events whose amount cannot be reliably measured or whose settlement will probably not result in an outflow of resources embodying economic benefits.

Provisions for employee benefits
Post-employment benefit plans, including informal arrangements, are classified as either defined contribution plans or defined benefit plans depending on the economic substance of the plan as derived from its principal terms and conditions. In the first case, the Company’s obligation, which consists of making payments to the State or a trust or a fund, is determined on the basis of contributions due. The liabilities related to defined benefit plans, net of any plan assets, are determined on the basis of actuarial assumptions and charged on an accrual basis during the employment period required to obtain the benefits. The actuarial gains and losses of defined benefit plans are recognized pro-rata on service, in the profit and loss account using the corridor method, if and to the extent that net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed the greater of 10% of the present value of the defined benefit obligation or 10% of the fair value of the plan assets, over the expected average remaining working lives of the employees participating in the plan. Such actuarial gains and losses derive from changes in the actuarial assumptions used or from a change in the conditions of the plan. Obligations for long-term benefits are determined by adopting actuarial assumptions. The effect of changes in actuarial assumptions or a change in the characteristics of the benefit is taken to the profit or loss in its entirety.

Treasury shares
Treasury shares are recognized as deductions from equity at cost. Gains or losses resulting from subsequent sales are recognized in equity.

Revenues and costs
Revenues associated with sales of products and services are recognized when significant risks and rewards of ownership have passed to the customer or when the transaction can be considered settled and the associated revenue can be reliably measured. In particular, revenues are recognized for the sale of:
- crude oil, generally upon shipment;
- natural gas, upon delivery to the customer;
- petroleum products sold to retail distribution networks, generally upon delivery to the service stations, whereas all other sales of petroleum products are generally recognized upon shipment;
- chemical products and other products, generally upon shipment.
Revenues are recognized upon shipment when, at that date, significant risks are transferred to the buyer. Revenues from crude oil and natural gas production from properties in which Eni has an interest together with other producers are recognized on the basis of Eni’s net working interest in those properties (entitlement method). Differences between Eni’s net working interest volume and actual production volumes are recognized at current prices at year end. Income related to partially rendered services is recognized in the measurement of accrued income if the stage of completion can be reliably determined and there is no significant uncertainty as to the collectability of the amount and the related costs. When the outcome of the transaction cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable. Revenues accrued during the year related to construction contracts are recognized on the basis of contractual revenues with reference to the stage of completion of a contract measured on the cost-to-cost basis. For service concession arrangements (see item "Intangible assets" above) in which customers fees do not provide a reliable distinction between the compensation for construction/update of the infrastructure and the compensation for operating it and in the absence of external benchmarks, revenues recognized during the construction/update phase are limited to the amount of the costs incurred. Additional revenues, derived from a change in the scope of work, are included in the total amount of revenues when it is probable that the customer will approve the variation and the related amount. Claims deriving from additional costs incurred for reasons attributable to the customer are included in the total amount of revenues when it is probable that the counterparty will accept them. Tangible assets, different from an infrastructure used in service concession arrangements, transferred from customers (or constructed using cash transferred from customers) and used to connect them to a network to supply goods and services, are recognized at their fair value as an offset to revenues. When more than one separately identifiable service is provided (for example, connection to a network and supply of goods) the entity shall assess for which one

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service it receives the transferred asset from the customer and it shall consistently recognize a revenue when the connection is delivered or over the lesser period between the length of the supply and the useful life of the transferred asset Revenues are measured at the fair value of the consideration received or receivable net of returns, discounts, rebates, bonuses and direct taxation. Award credits, related to customer loyalty programs, are recognized as a separate component of the sales transaction which grant the right to customers. Therefore, the portion of revenues related to the fair value of award credits granted is recognized as an offset to the item "Other liabilities". The liability is charged to the profit and loss account in the period in which the award credits are redeemed by customers or the related right is lost. The exchange of goods and services of a similar nature and value do not give rise to revenues and costs as they do not represent sale transactions. Costs are recorded when the related goods and services are sold or consumed during the year or systematically allocated or when their future economic benefits cannot be identified. Costs associated with emission quotas, determined on the basis of the market prices, are recognized in relation to the amount of the carbon dioxide emissions that exceed the amount assigned. Costs related to the purchase of the emission rights are recorded as intangible assets net of any negative difference between the amount of emissions and the quotas assigned. Revenues related to emission quotas are recognized when they are realized through a sale transaction. In case of sale, if applicable, the acquired emission rights are considered as the first to be sold. Monetary receivables granted as a substitution of emission rights awarded free of charge are recognized as an offset to item "Other income" of the profit and loss account. Operating lease payments are recognized in the profit and loss account over the length of the contract. Labor costs include stock options granted to managers, consistent with their actual remunerative nature. The instruments granted are recorded at fair value on the vesting date and are not subject to subsequent adjustments; the current portion is calculated pro-rata over the vesting period[14]. The fair value of stock options is determined using valuation techniques which consider conditions related to the exercise of options, current share prices, expected volatility and the risk-free interest rate. The fair value of stock options is recorded as a charge to "Other reserves". The costs for the acquisition of new knowledge or discoveries, the study of products or alternative processes, new techniques or models, the planning and construction of prototypes or, in any case, costs incurred for other scientific research activities or technological development, which cannot be capitalized (see item "Intangible assets" above), are included in the profit and loss account.

Exchange rate differences
Revenues and costs associated with transactions in currencies other than the functional currency are translated into the functional currency by applying the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in currencies other than functional currency are converted by applying the year end exchange rate and the effect is stated in the profit and loss account.
Non-monetary assets and liabilities denominated in currencies other than the functional currency valued at cost are translated at the initial exchange rate. Non-monetary items that are measured at fair value, recoverable amount or net realizable value are translated using the exchange rate at the date when the value is determined.

Dividends
Dividends are recognized at the date of the general shareholders’ meeting in which they were declared, except when the sale of shares before the ex-dividend date is certain.

Income taxes
Current income taxes are determined on the basis of estimated taxable income. The estimated liability is included in "Income taxes payable". Current income tax assets and liabilities are measured at the amount expected to be paid to (recovered from) the tax authorities, using tax rates and the tax laws that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets or liabilities are recognized for temporary differences arising between the carrying amounts of the assets and liabilities and their tax bases, based on tax rates and tax laws that have been enacted or substantively enacted for future years. Deferred tax assets are recognized when their recoverability is considered probable; in particular, deferred tax assets are recoverable when it is probable that taxable income will be available in the same year as the reversal of the deductible temporary difference. Similarly, deferred tax assets for the carryforward of unused tax credits and unused tax losses are recognized to the extent that the recoverability is probable. Relating to the temporary differences associated with investments in subsidiaries, jointly controlled entities and associates, the related deferred tax liabilities are not recognized if the investor is able to control the timing of reversal of the temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets and liabilities are included in non-current assets and liabilities and are offset at a single entity level if related to offsettable taxes. The balance of the offset, if positive, is recognized in the item "Deferred tax assets"; if negative, in the item "Deferred tax liabilities". When the results of transactions are recognized directly in shareholders’ equity, the related current and deferred taxes are also charged to the shareholders’ equity.

Derivatives
Derivatives, including embedded derivatives which are separated from the host contract, are assets and liabilities measured at their fair value which is estimated by using the criteria described in the item "Current assets". When there is objective evidence that an impairment loss has occurred for reasons different from fair value decreases (see item "Current assets"), derivative are recognized net of the allowance for impairment losses.
Derivatives are designated as hedging instruments when the relationship between the derivative and the hedged item is formally documented and the hedge is highly effective and regularly reviewed. When hedging instruments hedge the risk of changes of the fair value of the hedged item (fair value hedge, e.g. hedging of the variability on

(14) The period between the date of the award and the date at which the option can be exercised.

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the fair value of fixed interest rate assets/liabilities), the derivatives are measured at fair value through profit and loss account. Hedged items are consistently adjusted to reflect, in the profit and loss account, the changes of fair value associated with the hedged risk; this applies even if the hedged item should be otherwise measured.
When derivatives hedge the cash flow variability risk of the hedged item (cash flow hedge, e.g. hedging the variability on the cash flows of assets/liabilities as a result of the fluctuations of exchange rate), the changes in the fair value of the derivatives, considered an effective hedge, are initially recognized in the equity reserve related to other comprehensive income and then reclassifies to profit and loss account in the same period during which the hedged transaction affects the profit and loss account.
The changes in the fair value of derivatives that do not meet the conditions required to qualify for hedge accounting are recognized in the profit and loss account. In particular, the changes in the fair value of non-hedging derivatives on interest rates and exchange rates are recognized in the profit and loss account item "Financial income (expense)"; conversely, the changes in the fair value of non-hedging derivatives on commodities are recognized in the profit and loss account item "Other operating (expense) income". Economic effects of transactions to buy or sell commodities entered into to meet the entity’s normal operating requirements and for which the settlement is provided with the delivery of the underlying, are recognized on an accrual basis (the so-called normal sale and normal purchase exemption or own use exemption).

4 Financial statements[15]

Assets and liabilities on the balance sheet are classified as current and non-current. Items on the profit and loss account are presented by nature[16]. The statement of comprehensive income shows net profit integrated with income and expenses that are recognized directly in equity according to IFRS. The statement of changes in shareholders’ equity includes profit and loss for the year, transactions with shareholders and other changes in shareholders’ equity. The statement of cash flows is presented using the indirect method, whereby net profit is adjusted for the effects of non-cash transactions.

5 Use of accounting estimates

The preparation of the Consolidated Financial Statements requires the use of estimates and assumptions that affect the assets, liabilities, revenues and expenses reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. Estimates made are based on complex or subjective judgments and past experience of other assumptions deemed reasonable in consideration of the information available at the time. The accounting policies and areas that require the most significant judgments and estimates to be used in the preparation of the Consolidated Financial Statements are in relation to the accounting for oil and natural gas activities, specifically in the determination of proved and proved developed reserves, impairment of fixed assets, intangible assets and goodwill, asset retirement obligations, business combinations, pensions and other post-retirement benefits, recognition of environmental liabilities and recognition of revenues in the oilfield services construction and engineering businesses. Although the Company uses its best estimates and judgments, actual results could differ from the estimates and assumptions used. A summary of significant estimates follows.

Oil and gas activities
Engineering estimates of the Company’s oil and gas reserves are inherently uncertain. Proved reserves are the estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which geological and engineering data demonstrate that can be economically producible with reasonable certainty from known reservoirs under existing economic conditions and operating methods. Although there are authoritative guidelines regarding the engineering and geological criteria that must be met before estimated oil and gas reserves can be designated as "proved", the accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. Field reserves will only be categorized as proved when all the criteria for attribution of proved status have been met. At this stage, all booked reserves are classified as proved undeveloped. Volumes are subsequently reclassified from proved undeveloped to proved developed as a consequence of development activity. The first proved developed bookings occur at the point of first oil or gas production. Major development projects typically take one to four years from the time of initial booking to the start of production. Eni reassesses its estimate of proved reserves periodically. The estimated proved reserves of oil and natural gas may be subject to future revision and upward and downward revision may be made to the initial booking of reserves due to production, reservoir performance, commercial factors, acquisition and divestment activity and additional reservoir development activity. In particular, changes in oil and natural gas prices could impact the amount of Eni’s proved reserves in regards to the initial estimate and, in the case of production-sharing agreements and buy-back contracts, the share of production and reserves to which Eni is entitled. Accordingly, the estimated reserves could be materially different from the quantities of oil and natural as that ultimately will be recovered. Oil and natural gas reserves have a direct impact on certain amounts reported in the Consolidated Financial Statements. Estimated proved reserves are used in determining depreciation and depletion expenses and impairment expense. Depreciation rates on oil and gas assets using the UOP basis are determined from the ratio between the amount of hydrocarbons extracted in the quarter and proved developed reserves existing at the end of the quarter increased by the amounts extracted during the quarter. Assuming all other variables are held constant, an increase in estimated proved developed reserves for each field decreases depreciation, depletion and amortization expense. Conversely, a decrease in estimated proved developed reserves increases depreciation, depletion and amortization expense. In addition, estimated proved reserves are used to calculate future cash flows from oil and gas properties, which serve as an indicator in

(15) The financial statements are the same reported in the Annual Report 2011, except for the presentation of Gruppo Snam as discontinued operations due to the sale of 30% less one share of the outstanding shares of Snam SpA to Gruppo Cassa Depositi e Prestiti. After the disposal, Eni exits the regulated businesses in Italy. The effects of the presentation as discontinued operations are indicated in note 31 - Discontinued operations, assets held for sale and liabilities directly associated with assets held for sale.
(16) Further information on financial instruments as classified in accordance with IFRS is provided in note 34 - Guarantees, commitments and risks - Other information about financial instruments.

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determining whether or not property impairment is to be carried out. The larger the volume of estimated reserves, the lower the likelihood of asset impairment.

Impairment of assets
Assets are impaired when there are events or changes in circumstances that indicate the carrying values of the assets are not recoverable. Such impairment indicators include changes in the Group’s business plans, changes in commodity prices leading to unprofitable performance, a reduced utilization of the plants and, for oil and gas properties, significant downward revisions of estimated proved reserve quantities or significant increase of the estimated development costs. Determination as to whether and how much an asset is impaired involves management estimates on highly uncertain and complex matters such as future commodity prices, the effects of inflation and technology improvements on operating expenses, production profiles and the outlook for global or regional market supply and demand conditions for crude oil, natural gas, commodity chemicals and refined products. Similar remarks are valid for the physical recoverability of assets recognized in the balance sheet (deferred costs - see also item "Current assets") related to natural gas volumes not collected under long-term purchase contracts with take-or-pay clauses as well as for the recoverability of deferred tax assets. The amount of an impairment loss is determined by comparing the book value of an asset with its recoverable amount. The recoverable amount is the greater of fair value net of disposal cost or the value in use. The estimated value in use is based on the present values of expected future cash flows net of disposal costs. The expected future cash flows used for impairment analyses are based on judgmental assessments of future production volumes, prices and costs, considering available information at the date of review and are discounted by using a rate related to the activity involved. For oil and natural gas properties, the expected future cash flows are estimated principally based on developed and non-developed proved reserves including, among other elements, production taxes and the costs to be incurred for the reserves yet to be developed. Oil, natural gas and petroleum product prices (and prices from products which are derived there from) used to quantify the expected future cash flows are estimated based on forward prices prevailing in the marketplace for the first four years and management’s long-term planning assumptions thereafter. The estimate of the future amount of production is based on assumptions related to the commodity future prices, lifting and development costs, field decline rates, market demand and other factors. The discount rate reflects the current market valuation of the time value of money and of the specific risks of the asset not reflected in the estimate of the future cash flows. Goodwill and other intangible assets with an indefinite useful life are not subject to amortization. The Company tests for impairment such assets at the cash-generating unit level on an annual basis and whenever there is an indication that they may be impaired In particular, goodwill impairment is based on the lowest level (cash generating unit) to which goodwill can be allocated on a reasonable and consistent basis. A cash generating unit is the smallest aggregate on which the Company, directly or indirectly, evaluates the return on the capital expenditure. If the recoverable amount of a cash generating unit is lower than the carrying amount, goodwill attributed to that cash generating unit is impaired up to that difference; if the carrying amount of goodwill is less than the amount of impairment, assets of the cash generating unit are impaired pro-rata on the basis of their carrying amount for the residual difference.

Asset retirement obligations
Obligations to remove tangible equipment and restore land or seabed require significant estimates in calculating the amount of the obligation and determining the amount required to be recorded presently in the Consolidated Financial Statements. Estimating future asset retirement obligations is complex. It requires management to make estimates and judgments with respect to removal obligations that will come to term many years into the future and contracts and regulations are often unclear as to what constitutes removal. In addition, the ultimate financial impact of environmental laws and regulations is not always clearly known as asset removal technologies and costs constantly evolve in the Countries where Eni operates, as do political, environmental, safety and public expectations. The subjectivity of these estimates is also increased by the accounting method used that requires entities to record the fair value of a liability for an asset retirement obligation in the period when it is incurred (typically, at the time the asset is installed at the production location). When liabilities are initially recorded, the related fixed assets are increased by an equal corresponding amount. The liabilities are updated with the passage of time (i.e. interest accretion) and any change in the estimates following the modification of future cash flows and discount rate adopted. The recognized asset retirement obligations are based on future retirement cost estimates and incorporate many assumptions such as: expected recoverable quantities of crude oil and natural gas, abandonment time, future inflation rates and the risk-free rate of interest adjusted for the Company’s credit costs.

Business combinations
Accounting for business combinations requires the allocation of the purchase price to the various assets and liabilities of the acquired business at their respective fair values. Any positive residual difference is recognized as "Goodwill". Negative residual differences are credited to the profit and loss account. Management uses all available information to make these fair value determinations and, for major business combinations, typically engages independent external advisors to assist in the fair value determination of the acquired assets and liabilities.

Environmental liabilities
Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, production and other activities. They include legislations that implement international conventions or protocols. Environmental costs are recognized when it becomes probable that a liability has been incurred and the amount can be reasonably estimated. Management, considering the actions already taken, insurance policies obtained to cover environmental risks and provision for risks accrued, does not expect any material adverse effect on Eni’s consolidated results of operations and financial position as a result of such laws and regulations. However, there can be no assurance that there will not be a material adverse impact on Eni’s consolidated results of operations and financial position due to: (i) the possibility of an unknown contamination; (ii) the results of the ongoing surveys and other possible effects of statements required by applicable laws; (iii) the possible effects of future environmental legislations and rules; (iv) the effects of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, against other potentially

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responsible parties with respect to such litigations and the possible insurance recoveries.

Provisions for employee benefits
Defined benefit plans are evaluated with reference to uncertain events and based upon actuarial assumptions including among others discount rates, expected rates of return on plan assets, expected rates of salary increases, medical cost trends, estimated retirement dates and mortality rates. The significant assumptions used to account for defined benefit plans are determined as follows: (i) discount and inflation rates reflect the rates at which benefits could be effectively settled, taking into account the duration of the obligation. Indicators used in selecting the discount rate include market yields on high quality corporate bonds. The inflation rates reflect market conditions observed Country by Country; (ii) the future salary levels of the individual employees are determined including an estimate of future changes attributed to general price levels (consistent with inflation rate assumptions), productivity, seniority and promotion; (iii) healthcare cost trend assumptions reflect an estimate of the actual future changes in the cost of the healthcare related benefits provided to the plan participants and are based on past and current healthcare cost trends including healthcare inflation, changes in healthcare utilization and changes in health status of the participants; (iv) demographic assumptions such as mortality, disability and turnover reflect the best estimate of these future events for individual employees involved; and (v) determination of the expected rates of return on assets is made through compound averaging. For each plan, the distribution of investments among bonds, equity and cash and their specific average expected rate of return is taken into account. Differences between expected and actual costs and between the expected return and the actual return on plan assets routinely occur and are called actuarial gains and losses. Eni applies the corridor method to amortize its actuarial losses and gains. This method amortizes on a pro-rata basis the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period that exceed the greater of 10% of: (i) the present value of the defined benefit obligation; and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan. Additionally, obligations for other long-term benefits are determined by adopting actuarial assumptions. The effects of changes in actuarial assumptions or a change in the characteristics of the benefit are taken to the profit or loss in their entirety.

Contingencies
In addition to accruing the estimated costs for environmental liabilities, asset retirement obligation and employee benefits, Eni accrues for all contingencies that are both probable and estimable. These other contingencies are primarily related to litigation and tax issues. Determining the appropriate amount to accrue is a complex estimation process that includes subjective judgments of the management.

Revenue recognition in the Engineering & Construction segment
Revenue recognition in the Engineering & Construction segment is based on the stage of completion of a contract as measured on the cost-to-cost basis applied to contractual revenues. Use of the stage of completion method requires estimates of future gross profit on a contract by contract basis. The future gross profit represents the profit remaining after deducting costs attributable to the contract from revenues provided for in the contract. The estimate of future gross profit is based on a complex estimation process that includes identification of risks related to the geographical region where the activity is carried out, market conditions in that region and any assessment that is necessary to estimate with sufficient precision the total future costs as well as the expected timetable to the end of the contract. Additional income, derived from a change in the scope of work, is included in the total amount of revenues when it is probable that the customer will approve the variation and the related amount. Claims deriving from additional costs incurred for reasons attributable to the customer are included in the total amount of revenues when it is probable that the counterparty will accept them.

6 Recent accounting principles

Accounting standards and interpretations issued by the IASB/IFRIC and endorsed by the EU
By Commission Regulation (EU) No. 475/2012 of June 5, 2012, the Amendments to IAS 1 "Presentation of Financial Statements - Presentation of Items of Other Comprehensive Income" have been endorsed. The Amendments to IAS 1 require, interalia, entities to group items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to the profit and loss account subsequently, according to applicable IFRSs (reclassification adjustments). The Amendments to IAS 1 shall be applied for annual periods beginning on or after July 1, 2012 (for Eni: 2013 financial statements).
By Commission Regulation (EU) No. 475/2012 of June 5, 2012, the revised IAS 19 "Employee Benefits" (hereinafter "IAS 19") has been endorsed. The document requires, interalia: (i) to recognize actuarial gains and losses in other comprehensive income, eliminating the possibility to adopt the corridor approach. Actuarial gains and losses recognized in other comprehensive income will not be recycled through profit and loss account in subsequent periods; and (ii) to replace the separate presentation of the expected return on plan assets and the interest cost, with a single "net interest expense or income". This aggregate is determined by applying the discount rate used to measure the defined benefit obligation to the net defined benefit liability. The new provisions require, interalia, additional disclosures with reference to defined benefit plans. IAS 19 shall be applied for annual periods beginning on or after January 1, 2013[17].
By Commission Regulation (EU) No. 1254/2012 of December 11, 2012, IFRS 10 "Consolidated Financial Statements" (hereinafter "IFRS 10") and the revised IAS 27 "Separate Financial Statements" (hereinafter "revised IAS 27") have been endorsed. The documents state, respectively, the provisions for the presentation and the preparation of consolidated and separate financial statements. IFRS 10 provide,

(17) Under the transition requirements of IAS 19, the new provisions shall be applied retrospectively starting from January 1, 2013, by adjusting the opening balance sheet as of January 1, 2012 and the 2012 profit and loss account as if the new provisions of IAS 19 had always been applied. Currently, Eni estimates that the application of the new provisions leads a pre-tax and post-tax effect amounting to, respectively: (i) a decrease of equity as of January 1, 2012 of euro 123 and euro 61 million; (ii) a decrease of equity as of December 31, 2012 of euro 269 and euro 155 million, whose euro 149 and euro 96 million related to the 2012 actuarial gains and losses recognized in other comprehensive income. The effect on the 2012 profit and loss account is not material.

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interalia, a new definition of control to be consistently applied to all entities (included vehicles). According to this definition, an entity controls an investee when it is exposed, or has rights, to its (positive and negative) returns from its involvement and has the ability to affect those returns through its power over the investee. The standard provides some indicators to be considered in assessing control which include, interalia, potential voting rights, protective rights, the presence of agency relationships and franchise agreements. Furthermore, the new provisions acknowledge the existence of control of an investee even if the investor holds less than majority of voting rights due to shareholding dispersion or passive attitude of other shareholders.
IFRS 10 and the revised IAS 27 shall be applied for annual periods beginning on or after January 1, 2014.
By Commission Regulation (EU) No. 1254/2012 of December 11, 2012, IFRS 11 "Joint Arrangements" (hereinafter "IFRS 11") and the revised IAS 28 "Investments in Associates and Joint Ventures" (hereinafter "revised IAS 28") have been endorsed. Depending on the rights and obligations of the parties arising from arrangements, IFRS 11 classifies joint arrangements into two types – joint operations and joint ventures – and states the required accounting treatment. With reference to joint ventures, the new provisions require to account for them using the equity method, eliminating proportionate consolidation. A joint operator accounts for assets/liabilities and expenses/revenues relating to the joint operation on the basis of its rights and obligations determined and specified in the contractual arrangements, rather than basing on its ownership interest in the joint operation. The revised IAS 28 defines, interalia, the accounting treatment to be adopted on disposal of an equity interest, or a portion of an equity interest, in a joint venture or an associate. IFRS 11 and the revised IAS 28 shall be applied for annual periods beginning on or after January 1, 2014.
By Commission Regulation (EU) No. 1254/2012 of December 11, 2012, IFRS 12 "Disclosure of Interests in Other Entities" (hereinafter "IFRS 12") has been endorsed. The standard combines all the disclosures to be provided in financial statements regarding subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 shall be applied for annual periods beginning on or after January 1, 2014.
By Commission Regulation (EU) No. 1255/2012 of December 11, 2012, IFRS 13 "Fair Value Measurement" (hereinafter "IFRS 13") has been endorsed. The standard defines a framework for fair value measurements, required or permitted by other IFRSs, and the required disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset (or paid to transfer a liability) in an orderly transaction between market participants at the measurement date. IFRS 13 shall be applied for annual periods beginning on or after January 1, 2013.
By Commission Regulation (EU) No. 1256/2012 of December 13, 2012, the Amendments to IAS 32 "Financial Instruments: Presentation - Offsetting Financial Assets and Financial Liabilities" (hereinafter "the Amendments to IAS 32") and the Amendments to IFRS 7 "Financial Instruments: Disclosures - Offsetting Financial Assets and Financial Liabilities" (hereinafter "the Amendments to IFRS 7") have been endorsed. The documents state, respectively, the requirements for offsetting financial assets and financial liabilities and the related disclosures. In particular, the Amendments to IAS	32 state that: (i) in order to set off financial assets and liabilities, the right of set-off must be legally enforceable in all circumstances, such as in the normal course of business, in the event of default or in the event of insolvency or bankruptcy, of one or all of the counterparties; and (ii) in presence of specific characteristics, the gross simultaneous settlement of financial assets and liabilities, that eliminate or result in insignificant credit and liquidity risk, may be considered equivalent to net settlement. The Amendments to IFRS 7 relating to disclosures shall be applied for annual periods beginning on or after January 1, 2013. Conversely, the Amendments to IAS 32 shall be applied for annual periods beginning on or after January 1, 2014.

Accounting standards and interpretations issued by the IASB/IFRIC and not yet endorsed by the EU
On November 12, 2009, the IASB issued IFRS 9 "Financial Instruments" (hereinafter "IFRS 9") which changes recognition and measurement criteria of financial assets and their classification in the financial statements. In particular, the new provisions require, interalia, a classification and measurement model of financial assets based exclusively on the following categories: (i) financial assets measured at amortized cost; and (ii) financial assets measured at fair value. The new provisions also require that investments in equity instruments, other than subsidiaries, joint ventures or associates, shall be measured at fair value with effects taken to the profit and loss account. If these investments are not held for trading purposes, subsequent changes in the fair value can be recognized in other comprehensive income, even if dividends are taken to the profit and loss account. Amounts taken to other comprehensive income shall not be subsequently transferred to the profit or loss account even at disposal. In addition, on October 28, 2010, the IASB updated IFRS 9 by incorporating the recognition and measurement criteria of financial liabilities. In particular, the new provisions require, interalia, that if a financial liability is measured at fair value through profit or loss, subsequent changes in the fair value attributable to changes in the own credit risk shall be presented in other comprehensive income; the component related to own credit risk is recognized in profit and loss account if the treatment of the changes in own credit risk would create or enlarge an accounting mismatch. On December 16, 2011, the IASB issued the document "Mandatory effective date and transition disclosures" which defer the effective date of IFRS 9 provisions to annual periods beginning on or after January 1, 2015 (previously January 1, 2013).
On June 28, 2012 the IASB issued the document "Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12)", which provides some clarifications and relieves on the transition requirements of IFRS 10, IFRS 11 and IFRS 12. The provisions shall be applied for annual periods beginning on or after January 1, 2013.
On May 17, 2012 the IASB issued the document "Annual Improvements to IFRSs 2009-2011 Cycle", which includes, basically, technical and editorial changes to existing standards. The provisions shall be applied for annual periods beginning on or after January 1, 2013.

Eni is currently reviewing these new IFRS to determine the likely impact on the Group’s results.

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Current assets

7 Cash and cash equivalents

Cash and cash equivalents of euro 7,765 million (euro 1,500 million at December 31, 2011) included financing receivables originally due within 90 days amounting to euro 5,861 million (euro 323 million at December 31, 2011). Cash and cash equivalents increased as a consequence of the reimbursement of intercompany loans mainly made by Snam prior to the divestment. The latter were related to amounts on deposit with financial institutions accessible only on a 48-hour notice. Restricted cash amounted to euro 84 million and referred to the Saipem segment as a consequence of judicial investigations and commercial proceedings. More information about the judicial investigations is disclosed in note 34 - Guarantees, commitments and risks - Algeria - Corruption investigation. The average maturity of financing receivables due within 90 days was 23 days and the effective average interest rate amounted to 0.5% (1.1% at December 31, 2011).

8 Other financial assets available for sale

(euro million)	December 31, 2011	December 31, 2012
Securities held for operating purposes
Listed bonds issued by sovereign states	173	174
Listed securities issued by financial institutions	47	22
Non-quoted securities	5	5
	225	201
Securities held for non-operating purposes
Listed bonds issued by sovereign states	16	13
Listed securities issued by financial institutions	21	21
	37	34
Total	262	235

At December 31, 2011 and December 31, 2012, no financial assets were held for trading.
At December 31, 2012, bonds issued by sovereign states amounted to euro 187 million (euro 189 million at December 31, 2011). A break-down by Country is presented below:

Nominal value (euro million)	Fair value (euro million)	Nominal rate of return (%)	Maturity date	Rating - Moody’s	Rating - S&P
Sovereign states
Fixed rate bonds
Belgium	28	31	from 2.35 to 4.38	from 2014 to 2021	Aa3	AA
Italy	23	23	from 2.50 to 5.25	from 2013 to 2034	Baa2	BBB+
Austria	17	17	from 1.57 to 3.15	from 2013 to 2015	Aaa	AA+
Portugal	24	23	from 2.73 to 3.83	from 2013 to 2019	Ba3	BB
Spain	14	14	from 3.00 to 3.83	from 2014 to 2018	Baa3	BBB-
Netherlands	12	13	from 2.46 to 3.02	from 2013 to 2016	Aaa	AAA
Germany	10	10	from 2.67 to 2.78	from 2014 to 2015	Aaa	AAA
France	10	10	from 2.20 to 3.01	from 2013 to 2014	Aa1	AA+
Finland	2	1	1.60	2015	Aaa	AAA
Slovakia	14	15	from 0.34 to 4.81	from 2013 to 2017	A2	A
Ireland	13	13	from 4.61 to 4.68	from 2019 to 2020	Ba1	BBB+
United States of America	15	12	from 2.54 to 3.54	from 2014 to 2019	Aaa	AA+
Floating rate bonds
Italy	5	5		2013	Baa2	BBB+
Total sovereign states	187	187

Securities amounting to euro 48 million were issued by financial institutions with a rating ranging from Aaa to Baa3 (Moody’s) and from AAA to BBB- (S&P).

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The effects of fair value evaluation of securities are set out below:

(euro million)	Carrying amount at December 31, 2011	Changes recognized in equity	Carrying amount at December 31, 2012
Fair value	(9)	16	7
Deferred tax liabilities	1	(2)	(1)
Other reserves of shareholders’ equity	(8)	14	6

Securities held for operating purposes of euro 201 million (euro 225 million at December 31, 2011) were designed to hedge the loss provisions of the Group’s insurance company Eni Insurance Ltd for euro 196 million (euro 220 million at December 31, 2011).
The break-down by currency of other financial assets held for trading or available for sale is presented below:

(euro million)	December 31, 2011	December 31, 2012
Euro	193	179
US Dollar	51	38
Indian Rupee	18	18
	262	235

The fair value of securities was calculated basing on quoted market prices.

9 Trade and other receivables

(euro million)	December 31, 2011	December 31, 2012
Trade receivables	17,709	19,966
Financing receivables:
- for operating purposes - short-term	468	440
- for operating purposes - current portion of long-term receivables	162	228
- for non-operating purposes	28	1,153
	658	1,821
Other receivables:
- from disposals	169	209
- other	6,059	6,625
	6,228	6,834
	24,595	28,621

Receivables are stated net of the valuation allowance for doubtful accounts of euro 1,636 million (euro 1,651 million at December 31, 2011):

(euro million)	Carrying amount at December 31, 2011	Additions	Deductions	Other changes	Carrying amount at December 31, 2012
Trade receivables	1,067	164	(169)	(6)	1,056
Financing receivables	6				6
Other receivables	578	7	(11)		574
	1,651	171	(180)	(6)	1,636

At the balance sheet date, Eni had in place transactions to transfer to factoring institutions certain trade receivables without recourse due in 2013 for euro 2,054 of which without notification for euro 1,709 million (euro 1,779 million at December 31, 2011 without notification, due in 2012). Transferred receivables mainly related to the Refining & Marketing segment (euro 1,225 million), the Gas & Power segment (euro 754 million) and the Chemical segment (euro 75 million). Following the contractual arrangements with the financing institutions relating to receivables without notification, Eni collects the transferred receivables and transfers the collected amounts to those institutions. Furthermore, Engineering & Construction transferred without notification certain trade receivables without recourse due in 2013 for euro 149 million through Eni’s subsidiary Serfactoring SpA (euro 188 million at December 31, 2011, due in 2012).
The increase in trade receivables from the prior year balance sheet date of euro 2,257 million mainly related to increases in the Gas & Power segment (euro 2,843 million) and the Exploration & Production segment (euro 482 million) and a decrease of euro 976 as a consequence of the deconsolidation of Snam and its subsidiaries.

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Trade and other receivables were as follows:

December 31, 2011	December 31, 2012

(euro million)	Trade receivables	Other receivables	Total	Trade receivables	Other receivables	Total
Neither impaired nor past due	14,505	5,062	19,567	16,859	5,714	22,573
Impaired (net of the valuation allowance)	977	221	1,198	1,257	204	1,461
Not impaired and past due in the following periods:
- within 90 days	953	86	1,039	1,295	84	1,379
- 3 to 6 months	360	61	421	216	22	238
- 6 to 12 months	441	190	631	159	239	398
- over 12 months	473	608	1,081	180	571	751
	2,227	945	3,172	1,850	916	2,766
	17,709	6,228	23,937	19,966	6,834	26,800

Trade receivables not impaired and past due primarily pertained to high-credit-rating public administrations and other highly-reliable counterparties for oil, natural gas and chemical products supplies.
Additions to the allowance reserve for doubtful trade receivable accounts amounted to euro 164 million (euro 167 million in 2011) and primarily related to the Gas & Power segment (euro 118 million), the Refining & Marketing segment (euro 18 million) and Chemical segment (euro 17 million). Deductions amounted to euro 169 million (euro 52 million in 2011) and related to the Gas & Power segment (euro 132 million) and the Refining & Marketing segment (euro 26 million).
Trade receivables included amounts withheld to guarantee certain contract work in progress for euro 178 million (euro 103 million at December 31, 2011).
Trade receivables in currencies other than euro amounted to euro 7,236 million.
Receivables related to divesting activities of euro 209 million (euro 169 million at December 31, 2011) included the current portion of receivables relating to the divestment of a 1.71% interest in the Kashagan project for euro 114 million and to the divestment of a 3.25% interest in the Karachaganak project (equal to Eni’s 10% interest) to the Kazakh partner KazMunaiGas for euro 82 million. A description of both transactions is reported in note 20 - Other non-current receivables.
Other receivables of euro 6,625 million (euro 6,059 million at December 31, 2011) included receivables for euro 481 million (euro 504 million at December 31, 2011) relating to the recovery of costs incurred to develop an oil&gas project in the Exploration & Production segment that is currently undergoing arbitration procedure and for euro 333 million amounts of gas to be delivered to gas customers which off-took lower gas volumes than the contractual minimum take thus triggering the take-or-pay clause provided for by the relevant long-term sales contracts. Deferred revenues amounting to euro 522 million are stated among other current and non-current liabilities.
Financing receivables associated with financing operating activities of euro 668 million (euro 630 million at December 31, 2011) included loans made to unconsolidated subsidiaries, joint ventures and associates for executing industrial project for euro 351 million (euro 345 million at December 31, 2011), cash deposits to hedge the loss provision made by Eni Insurance Ltd for euro 280 million (euro 250 million at December 31, 2011) and receivables for financial leasing for euro 26 million (euro 31 million at December 31, 2011). More information about receivables for financial leasing is disclosed in note 18 - Other financial assets.
Financing receivables not related to operating activities amounted to euro 1,153 million (euro 28 million at December 31, 2011) and primarily related to: (i) receivables from Cassa Depositi e Prestiti for euro 883 million, of which euro 879 million as settlement of the total consideration of euro 3,517 million relating to the divestment of 1,013,619,522 ordinary shares of Snam SpA and euro 4 million of interests on delay in payment; (ii) residual receivables from Snam SpA for euro 141 million; (iii) restricted deposits in escrow for euro 93 million of Eni Trading & Shipping SpA of which euro 72 million with Citigroup Global Markets Ltd and euro 21 million with commercial counterparts relating to derivatives; (iv) restricted deposits in escrow of receivables of the Engineering & Construction segment for euro 25 million (euro 28 million at December 31, 2011).
Financing receivables in currencies other than euro amounted to euro 331 million.
Other receivables were as follows:

(euro million)	December 31, 2011	December 31, 2012
Receivables originated from divestments	169	209
Accounts receivable from:
- joint venture operators in exploration and production	3,827	4,217
- non-financial government entities	62	33
- insurance companies	171	176
- prepayments for services	837	616
- from factoring arrangements	150	130
- other receivables	1,012	1,453
	6,059	6,625
	6,228	6,834

Receivables deriving from factoring arrangements of euro 130 million (euro 150 million at December 31, 2011) related to Serfactoring SpA and consisted primarily of advances for factoring arrangements with recourse and receivables for factoring arrangements without recourse.

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Other receivables in currencies other than euro amounted to euro 5,737 million.
Receivables with related parties are described in note 42 - Transactions with related parties.
Because of the short-term maturity of trade receivables, the fair value approximated their carrying amount.

10 Inventories	December 31, 2011	December 31, 2012

(euro million)	Crude oil, gas and petroleum products	Chemical products	Work in progress	Other	Total	Crude oil, gas and petroleum products	Chemical products	Work in progress	Other	Total
Raw and auxiliary materials and consumables	892	172		1,722	2,786	948	190		1,748	2,886
Products being processed and semi-finished products	127	25		1	153	133	15		1	149
Work in progress			869		869			1,595		1,595
Finished products and goods	2,892	804		71	3,767	2,912	891		63	3,866
	3,911	1,001	869	1,794	7,575	3,993	1,096	1,595	1,812	8,496

Work in progress increased by euro 726 million since the amount of work done was higher than the amount invoiced according to contractual terms.
Contract works in progress for euro 1,595 million (euro 869 million at December 31, 2011) are stated net of prepayments for euro 7 million (euro 11 million at December 31, 2011) which corresponded to the amount of the works executed and accepted by customers.

Changes in inventories and in the loss provision were as follows:

(euro million)	Carrying amount at the beginning of the year	Additions	New or increased provisions	Deductions	Changes in the scope of consolidation	Currency translation differences	Other changes	Carrying amount at the end of the year
December 31, 2011
Gross carrying amount	6,694	1,091			(20)	38	(42)	7,761
Loss provision	(105)		(94)	20		(2)	(5)	(186)
Net carrying amount	6,589	1,091	(94)	20	(20)	36	(47)	7,575
December 31, 2012
Gross carrying amount	7,761	1,158			(226)	(18)	(9)	8,666
Loss provision	(186)		(58)	64	10	1	(1)	(170)
Net carrying amount	7,575	1,158	(58)	64	(216)	(17)	(10)	8,496

Additions for the year amounting to euro 1,158 million were recorded in the Engineering & Construction segment (euro 762 million) and the Refining & Marketing segment (euro 252 million). Changes in the scope of consolidation of euro 216 million related for euro 215 million to the deconsolidation of Snam and its subsidiaries as a consequence of the loss of control.

11 Current tax assets

(euro million)	December 31, 2011	December 31, 2012
Italian subsidiaries	399	487
Foreign subsidiaries	150	284
	549	771

Income taxes are described in note 39 - Income tax expense.

12 Other current tax assets

(euro million)	December 31, 2011	December 31, 2012
VAT	581	862
Excise and customs duties	239	197
Other taxes and duties	568	171
	1,388	1,230

The decrease in other taxes and duties amounting to euro 397 million was mainly related to foreign subsidiaries of the Exploration & Production segment (euro 323 million).

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13 Other current assets

(euro million)	December 31, 2011	December 31, 2012
Fair value of non-hedging and trading derivatives	1,562	916
Fair value of cash flow hedge derivatives	157	31
Other current assets	607	677
	2,326	1,624

The fair value of non-hedging derivative contracts and derivatives contracts held for trading is presented below:

December 31, 2011	December 31, 2012

(euro million)	Fair value	Purchase commitments	Sale commitments	Fair value	Purchase commitments	Sale commitments
Derivatives on exchange rate
Interest currency swap	16	50		8	44
Currency swap	204	5,819	833	158	3,349	4,597
Outright	2	116		3	215	8
	222	5,985	833	169	3,608	4,605
Derivatives on interest rate
Interest rate swap	6		1,885	1	23
	6		1,885	1	23
Derivatives on commodities
Over the counter	1,181	5,644	4,378	713	3,648	9,505
Future	68	452	438	26	825	9
Other	85		581	7	30	1
	1,334	6,096	5,397	746	4,503	9,515
	1,562	12,081	8,115	916	8,134	14,120

Derivative fair values were estimated on the basis of market quotations provided by primary info-provider, or in the absence of market information, appropriate valuation methods commonly used on the marketplace.
Fair values of non-hedging and trading derivatives of euro 916 million (euro 1,562 million at December 31, 2011) consisted of: (i) euro 564 million (euro 1,450 million at December 31, 2011) of derivatives that did not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net exposures to movements in foreign currencies, interest rates or commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions; (ii) euro 352 million (euro 112 million at December 31, 2011) of commodity and trading derivatives entered by the Gas & Power segment in order to optimize the economic margin and by Eni Trading & Shipping SpA for trading purposes.
Fair value of cash flow hedge derivatives of euro 31 million (euro 157 million at December 31, 2011) pertained to the Gas & Power segment. These derivatives were entered into to hedge variability in future cash flows associated to highly probable future sale transactions of gas or electricity or on already contracted sales due to different indexation mechanism of supply costs versus selling prices. A similar scheme applies to exchange rate hedging derivatives. Negative fair value of contracts expiring by 2013 is disclosed in note 25 - Other current liabilities; positive and negative fair value of contracts expiring beyond 2013 is disclosed in note 20 - Other non-current receivables and in note 30 - Other non-current liabilities. The effects of the evaluation at fair value of cash flow hedge derivatives are given in note 32 - Shareholders’ equity and in note 36 - Operating expenses.
Purchase and sale commitments of cash flow hedge derivatives amounted to euro 31 million and euro 510 million, respectively (purchase and sale commitments of euro 3,297 million and euro 610 million, respectively, at December 31, 2011).
Information on hedged risks and hedging policies is disclosed in note 34 - Guarantees, commitments and risks - Risk factors.
Other assets amounted to euro 677 million (euro 607 million at December 31, 2011) and included: (i) prepayments and accrued income for euro 146 million (euro 260 million at December 31, 2011); (ii) prepayments of euro 129 million that were made to gas suppliers upon triggering the take-or-pay clause provided by the relevant long-term supply arrangements to be collected within 2013; (iii) rentals for euro 51 million (euro 18 million at December 31, 2011); and (iv) insurance premiums for euro 49 million (euro 64 million at December 31, 2011).
Transactions with related parties are described in note 42 - Transactions with related parties.

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Eni Annual Report / Notes to the Consolidated Financial Statements

Non-current assets

14 Property, plant and equipment

(euro million)	Net book amount at the beginning of the year	Additions	Depreciation	Impairments	Changes in the scope of consolidation	Currency translation differences	Reclassification to assets held for sale	Other changes	Net book at the end of the year	Gross book amount at the end of the year	Provisions for depreciation and impairments
December 31, 2011
Land	665	9			100	(9)	(2)	8	771	799	28
Buildings	832	305	(131)	(40)		12	(9)	458	1,427	3,544	2,117
Plant and machinery	42,991	3,704	(6,094)	(601)	16	866	(209)	6,821	47,494	121,166	73,672
Industrial and commercial equipment	991	383	(206)	(2)		(5)		(702)	459	1,789	1,330
Other assets	1,172	117	(113)	(5)	(116)	6	(1)	(231)	829	2,308	1,479
Tangible assets in progress and advances	20,753	7,140		(243)		523		(5,575)	22,598	24,257	1,659
	67,404	11,658	(6,544)	(891)		1,393	(221)	779	73,578	153,863	80,285
December 31, 2012
Land	771	5			(109)	(8)	(8)	4	655	678	23
Buildings	1,427	61	(108)	(45)	(316)	(2)	(7)	148	1,158	3,150	1,992
Plant and machinery	47,494	1,546	(7,012)	(1,079)	(9,719)	(313)	(304)	8,283	38,896	112,170	73,274
Industrial and commercial equipment	459	74	(112)	(3)	(62)	3		3	362	1,660	1,298
Other assets	829	89	(103)	(75)	(12)	(7)		5	726	2,239	1,513
Tangible assets in progress and advances	22,598	9,447		(407)	(2,207)	(187)	(130)	(7,445)	21,669	23,400	1,731
	73,578	11,222	(7,335)	(1,609)	(12,425)	(514)	(449)	998	63,466	143,297	79,831

Capital expenditures by segment were the following:

(euro million)	2011	2012
Capital expenditures
Exploration & Production	8,162	8,407
Gas & Power	128	156
Refining & Marketing	860	836
Chemicals	216	163
Engineering & Construction	1,084	998
Corporate and financial companies	73	71
Other activities - Snam (a)	1,153	539
Other activities	10	14
Elimination of intragroup profits	(28)	38
	11,658	11,222

(a) Capital expenditures for 2011 pertaining to the segment Other activities - Snam has been reclassified from the Gas & Power segment.

Capital expenditures included capitalized finance expenses of euro 173 million, of which euro 26 million relating to discontinued operations (euro 147 million in 2011, of which euro 36 million relating to discontinued operations) and related to the Exploration & Production segment (euro 105 million), the Refining & Marketing segment (euro 39 million) and the Chemical segment (euro 3 million). The interest rates used for capitalizing finance expense ranged from 2.1% to 5.1% (1.0% and 3.7% at December 31, 2011).
The main depreciation rates used ranged as follows:

(%)
Buildings	2	-	10
Plant and machinery	2	-	10
Industrial and commercial equipment	4	-	33
Other assets	6	-	33

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Eni Annual Report / Notes to the Consolidated Financial Statements

The break-down of impairments losses recorded in 2012 amounting to euro 1,609 million (euro 891 million in 2011) and the associated tax effect is provided below:

(euro million)	2011	2012
Impairment losses
Refining & Marketing	484	843
Exploration & Production	189	547
Chemicals	174	112
Gas & Power	5	80
Other segments	39	27
	891	1,609
Tax effects
Refining & Marketing	194	96
Exploration & Production	65	154
Chemicals	47	33
Gas & Power	2	21
Other segments	1	2
	309	306
Impairments net of the relevant tax effects
Refining & Marketing	290	747
Exploration & Production	124	393
Chemicals	127	79
Gas & Power	3	59
Other segments	38	25
	582	1,303

In assessing whether impairment is required, the carrying values of property, plant and equipment are compared with their recoverable amounts. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value-in-use. Given the nature of Eni’s activities, information on asset fair value is usually difficult to obtain unless negotiations with a potential buyer are ongoing. Therefore, the recoverability is verified by using the value-in-use which is calculated by discounting the estimated cash flows arising from the continuing use of an asset. The valuation is carried out for individual asset or for the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash generating unit - CGU). The Group has identified its main CGUs: (i) in the Exploration & Production segment, individual oilfields or pools of oilfields whereby technical, economic or contractual features make underlying cash flows interdependent; (ii) in the Refining & Marketing segment, refining plants, warehouses and commercial facilities relating to each distribution channels and by Country (ordinary network, high-ways network, and wholesale activities); (iii) in the Chemical segment, production plants by business and related facilities; and (iv) in the Engineering & Construction segment, the business units E&C Offshore and E&C Onshore, onshore drilling facilities and individual rigs for offshore operations. The recoverable amount is calculated by discounting the estimated cash flows deriving from the continuing use of the CGU and, if significant and reasonably determinable, the cash flows deriving from its disposal at the end of its useful life. Cash flows are determined on the basis of the best information available at the moment of the assessment deriving: (i) for the first four years of each projection, from the Company’s four-year plan adopted by the top management which provides information on expected oil and gas production volumes, sales volumes, capital expenditures, operating costs and margins and industrial and marketing set-up, as well as trends on the main macroeconomic variables, including inflation, nominal interest rates and exchange rates; (ii) beyond the four-year plan horizon, cash flow projections are estimated based on management’s long-term assumptions regarding the main macroeconomic variables (inflation rates, commodity prices, etc.) and along a time horizon which considers the following factors: (a) for the oil&gas CGUs, the residual life of the reserves and the associated projections of operating costs and development expenditures; (b) for the CGUs of the Refining & Marketing segment and the Chemical segment, the economical and technical life of the plants and associated projections of operating costs, expenditures to support plant efficiency, refining and marketing margins and, in the case of chemical plants their normalized operating results before depreciation, interest and taxes; and (c) for the CGUs of the gas market and the Engineering & Construction segment, the perpetuity method of the last-year-plan by using a nominal growth rate ranging from 0% to 2% considering possible adjustments to reflect any cyclicality observed in the business; (iii) commodity prices are estimated on the basis of the forward prices prevailing in the marketplace as of the balance sheet date for the first four years of the cash flow projections and the long-term price assumptions adopted by the Company’s management for strategic planning purposes and capital budget allocation (see Note 3 - Summary of significant accounting policies). In particular, the long-term price of oil adopted for assessing the future cash flows of the oil&gas CGUs was $90 per barrel which is adjusted to take into account the expected inflationary rate from 2016 onwards.
Values-in-use are estimated by discounting post-tax cash flows at a rate which corresponds for the Exploration & Production, Refining & Marketing and Chemical segments to the Company’s weighted average cost of capital net of the risk factors attributable to Saipem and the G&P segment which are assessed on a stand alone basis. Then the discount rates are adjusted to factor in risks specific to each Country of activity (adjusted post-tax WACC). In 2012 the adjusted post-tax rates used for assessing values-in-use marginally decreased from the previous year reflecting a reduction in the financial parameters used for assessing the cost of capital: cost of borrowings to Eni determined

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Eni Annual Report / Notes to the Consolidated Financial Statements

by expected trends for borrowing spreads and management’s estimates about the composition of the Company’s finance debt and risk-free yields reflecting an expected decline in the risk premium of Italy. Those positive factors were partially absorbed by the increased weight of net equity in the determination of the cost of capital to the Group as the Board of Directors has reassessed the optimal mix between internally-generated funds versus third parties borrowings following the divestment of Snam. It is worth mentioning that the increased equity risk of the Eni share due to the divestment of a business with low volatility had no impact on the assessment of the cost of capital used for the impairment evaluations in the Exploration & Production, Refining & Marketing and Chemical segments. This conclusion is underpinned by the fact that in the past management adopted discount rates which excluded the mitigating effect of the lower volatility of Snam in the Eni’s portfolio. In 2012, the adjusted WACC used for impairment test purposes ranged from 7.2% to 13.0%.
Post-tax cash flows and discount rates were adopted as they resulted in an assessment that substantially approximated a pre-tax assessment.
The amount of impairment losses recorded in the Refining & Marketing segment of euro 843 million reflected management’s expectations of a reduced profitability outlook due to continuing weak trading conditions in the refining business negatively affected by rising feedstock costs, higher costs for energy utilities which are indexed to the price of crude oil, excess capacity in the Mediterranean area and anticipated poor demand for fuels on the back of the economic downturn. Based on these drivers, management recognized impairment losses at the Company’s refining plants by adjusting their book value to their lower values-in-use considering expectations of unprofitable margins in the long-term. Other minor impairments were recorded at a retail network, marginal lines of business and certain safety and maintenance expenditures incurred in the period that were written-off because they related to assets previously impaired. The largest impairment losses were recorded at two refineries which were tested for impairment using a post-tax discount rate of 7.6%, corresponding to a pre-tax discount rate of 10.2% and 9.0%, respectively.
The Exploration & Production segment recorded asset impairments amounting to euro 547 million of which euro 350 million related to proved properties and euro 197 million to unproved properties. The main drivers were downward reserve revisions and decreasing prices of oil and gas properties located in USA, of a gas property located in India and changed economics of an oil property located in Turkmenistan. These impairment losses were assessed using a post-tax discount rate of: (i) 7.3%, corresponding to a pre-tax discount rate of 10.9%, for an asset located in USA; (ii) 8.2%, corresponding to a pre-tax discount rate of 13.6%, for an asset located in India; (iii) 8.3%, corresponding to a pre-tax discount rate of 15.7%, for an asset located in Turkmenistan.
In the Chemical segment impairment losses amounted to euro 112 million and related to loss-making business lines producing olefins and polyethylene at the Brindisi (Italy) and Dunkerque (France) plants and expenditures incurred in the period that were written-off because they related to assets previously impaired.
The Gas & Power segment recorded impairment losses of euro 80 million relating for euro 71 million to the tangible assets existing at an offshore storage field in the British section of the North Sea which development project has been suspended in the light of continuing weakness in the gas scenario.
Change in the scope of consolidation of euro 12,425 million comprised the deconsolidation of Snam following the sale to Cassa Depositi e Prestiti SpA of a 30% stake and loss of control therein (euro 12,432 million) and the inclusion in the scope of consolidation following the finalization of the 100% acquisition of Nuon Belgium NV (now merged in Eni Gas & Power NV) and Nuon Power Generation Walloon NV (now Eni Power Generation NV) which markets gas and electricity mainly to residential and business customers in Belgium (euro 7 million).
Foreign currency translation differences of euro 514 million were primarily related to translations of entities accounts denominated in US dollar (euro 759 million), partially offset by translations of entities accounts denominated in Norwegian krone (euro 207 million).
The reclassification to assets held for sale of euro 449 million comprised certain non-strategic assets of the Exploration & Production segment (euro 434 million).
Other changes of euro 998 million related to the initial recognition and change in estimates of the costs for dismantling and site restoration of euro 1,418 million, of which euro 1,351 million regarded the Exploration & Production segment. Such increase was partially offset by sales for a book value of euro 515 million and by depreciations related to the discontinued operations for euro 194 million. Sales of euro 515 million related to certain non-strategic assets of the Exploration & Production segment for euro 467 million, of which euro 163 million relating to the sale of the 3.25% interest in the Karachaganak project (equal to the Eni’s 10% interest). More information is disclosed in note 20 - Other non-current receivables.

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Eni Annual Report / Notes to the Consolidated Financial Statements

Unproved mineral interests included in tangible assets in progress and advances are presented below:

(euro million)	Book amount at the beginning of the year	Acquisitions	Impairment losses	Transfers to Proved Mineral Interest	Other changes and currency translation differences	Book amount at the end of the year
December 31, 2011
Congo	1,248			(8)	40	1,280
Nigeria		697			61	758
Turkmenistan	688			(70)	17	635
Algeria	446	57		(34)	16	485
USA	718		(64)	(458)	21	217
India	55				(7)	48
Other Countries	106			(34)	1	73
	3,261	754	(64)	(604)	149	3,496
December 31, 2012
Congo	1,280			(2)	(24)	1,254
Nigeria	758				(15)	743
Turkmenistan	635		(109)	(1)	(9)	516
Algeria	485			(124)	(6)	355
USA	217		(62)	(51)	42	146
India	48		(26)			22
Other Countries	73			(44)		29
	3,496		(197)	(222)	(12)	3,065

Impairment losses of euro 197 million are discussed in the previous paragraph.
Accumulated provisions for impairments amounted to euro 6,816 million and euro 8,058 million at December 31, 2011 and 2012, respectively.
At December 31, 2012, Eni pledged property, plant and equipment for euro 21 million primarily as collateral against certain borrowings (euro 27 million as of December 31, 2011).
Government grants recorded as a decrease of property, plant and equipment amounted to euro 132 million (euro 724 million at December 31, 2011).
The decrease of euro 592 million related for euro 524 million to the deconsolidation of Snam.
Assets acquired under financial lease agreements amounted to euro 39 million (euro 19 million at December 31, 2011), of which euro 29 million related to service stations in the Refining & Marketing segment and euro 10 million related to FPSO ships used by the Exploration & Production segment to support oil production and treatment activities.
Contractual commitments related to the purchase of property, plant and equipment are disclosed in note 34 - Guarantees, commitments and risks - Liquidity risk.
Property, plant and equipment under concession arrangements are described in note 34 - Guarantees, commitments and risks - Asset under concession arrangements.

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Eni Annual Report / Notes to the Consolidated Financial Statements

Property, plant and equipment by segment

(euro million)	December 31, 2011	December 31, 2012
Property, plant and equipment, gross
Exploration & Production	96,561	103,369
Gas & Power	4,206	4,373
Refining & Marketing	14,884	15,744
Chemicals	5,438	5,589
Engineering & Construction	11,809	12,621
Corporate and financial companies	422	470
Other activities - Snam (a)	19,449
Other activities	1,617	1,617
Elimination of intragroup profits	(523)	(486)
	153,863	143,297
Accumulated depreciation, amortization and impairment losses
Exploration & Production	51,034	55,836
Gas & Power	1,705	1,961
Refining & Marketing	10,126	11,305
Chemicals	4,478	4,661
Engineering & Construction	3,840	4,408
Corporate and financial companies	226	243
Other activities - Snam (a)	7,433
Other activities	1,541	1,541
Elimination of intragroup profits	(98)	(124)
	80,285	79,831
Property, plant and equipment, net
Exploration & Production	45,527	47,533
Gas & Power	2,501	2,412
Refining & Marketing	4,758	4,439
Chemicals	960	928
Engineering & Construction	7,969	8,213
Corporate and financial companies	196	227
Other activities - Snam (a)	12,016
Other activities	76	76
Elimination of intragroup profits	(425)	(362)
	73,578	63,466

(a) Property, plant and equipment as of December 31, 2011 pertaining to the segment Other activities - Snam has been reclassified from the Gas & Power segment.

15 Inventory - compulsory stock

(euro million)	December 31, 2011	December 31, 2012
Crude oil and petroleum products	2,284	2,538
Natural gas	149
	2,433	2,538

Compulsory inventories were primarily held by Italian subsidiaries (euro 2,418 million and euro 2,525 million at December 31, 2011 and 2012, respectively) in accordance with minimum stock requirements of oil, petroleum products and natural gas set forth by applicable laws. Compulsory stock of natural gas went to zero at period-end as a consequence of the deconsolidation of Snam.

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Eni Annual Report / Notes to the Consolidated Financial Statements

16 Intangible assets

(euro million)	Net book amount at the beginning of the year	Additions	Amortization	Impairment losses	Changes in the scope of consolidation	Currency translation differences	Other changes	Net book amount at the end of the year	Gross book amount at the end of the year	Provisions for depreciation and impairments
December 31, 2011
Intangible assets with finite useful lives
Exploration expenditures	538	1,245	(1,244)			17	8	564	2,634	2,070
Industrial patents and intellectual property rights	150	37	(85)	(2)		(1)	57	156	1,474	1,318
Concessions, licenses, trademarks and similar items	575	10	(159)				421	847	2,827	1,980
Service concession arrangements	3,562	308	(142)			(13)	(25)	3,690	6,361	2,671
Intangible assets in progress and advances	658	171					(581)	248	254	6
Other intangible assets	1,514	9	(128)			7	20	1,422	2,074	652
	6,997	1,780	(1,758)	(2)		10	(100)	6,927	15,624	8,697
Intangible assets with indefinite useful lives
Goodwill	4,175			(152)		2	(2)	4,023
	11,172	1,780	(1,758)	(154)		12	(102)	10,950
December 31, 2012
Intangible assets with finite useful lives
Exploration expenditures	564	1,871	(1,886)			(10)	9	548	2,653	2,105
Industrial patents and intellectual property rights	156	59	(58)	(1)	(74)	1	55	138	1,197	1,059
Concessions, licenses, trademarks and similar items	847	18	(134)	(1)	(46)		(1)	683	2,516	1,833
Service concession arrangements	3,690	170	(3)	(37)	(3,716)	(2)	(70)	32	101	69
Intangible assets in progress and advances	248	159		(1)	(57)		(86)	263	269	6
Other intangible assets	1,422	18	(127)	(1,030)	40	7	32	362	2,144	1,782
	6,927	2,295	(2,208)	(1,070)	(3,853)	(4)	(61)	2,026	8,880	6,854
Intangible assets with indefinite useful lives
Goodwill	4,023			(1,347)	(216)	2	(1)	2,461
	10,950	2,295	(2,208)	(2,417)	(4,069)	(2)	(62)	4,487

Capitalized exploration expenditures at the end of the year of euro 548 million mainly related to the residual book value of license acquisition costs that are amortized on a straight-line basis over the contractual term of the exploration lease or fully written off against profit and loss upon expiration of terms or management’s decision to cease any exploration activities. Additions for the year of euro 1,871 million included exploration drilling expenditures which are fully capitalized to reflect their investment nature and then entirely amortized for euro 1,650 million (euro 973 million in 2011) and license acquisition costs of euro 221 million (euro 270 million in 2011) primarily related to the acquisition of new exploration acreage in Liberia, Indonesia and Kenya.
Concessions, licenses, trademarks and similar items for euro 683 million primarily comprised transmission rights for natural gas imported from Algeria (euro 614 million) and concessions for mineral exploration (euro 47 million).
Service concession arrangements of euro 32 million primarily pertained to foreign gas distribution activities (euro 3,690 million, of which euro 3,618 million in Italy at December 31, 2011). The decrease of euro 3,658 million was essentially a consequence of the deconsolidation of Snam (euro 3,716 million).
Other intangible assets with finite useful lives of euro 362 million decreased by euro 1,060 million due to impairment losses recorded at intangible assets in the Gas & Power segment. A loss of euro 774 million (euro 511 million net of tax effect) was recorded on the customer relationship which was recognized upon the business combination of Distrigas NV (now Eni Gas & Power NV) and then allocated to the European Market CGU. The impairment review to test the recoverability of the book value of such CGU brought to a lower value-in-use which was partly attributed to said customer relationship. In particular the driver of the impairments was affected by a continuing loss of customers in Benelux, primarily in the wholesaler segment, considering the reduced profitability outlook in the light of continuing demand weakness, rising competitive pressure and oversupplies, as described below in the commentary about the impairment loss attributed to the European Market CGU. The residual book value of the customer relationship amounted to euro 168 million (euro 111 million net of taxes) at the balance sheet date and will continue being amortized in accordance to the supply contract having the longest term (19 years at inception). An impairment loss of euro 256 million was recorded to write

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Eni Annual Report / Notes to the Consolidated Financial Statements

off the book value of an option to develop an offshore storage facility for commercial modulation of gas in the British North Sea, which was recognized upon the acquisition of Eni Hewett Ltd, driven by continuing weakness in the European gas scenario.
Other intangible assets also comprised: (i) royalties for the use of licenses by Versalis SpA amounting to euro 56 million (euro 60 million at December 31, 2011); and (ii) estimated costs for Eni’s social responsibility projects in relation to oil development programs in Val d’Agri and in North Adriatic area connected to mineral rights under concession for euro 44 million (euro 50 million at December 31, 2011) following commitments made with the Basilicata Region, the Emilia Romagna Region and the Province and Municipality of Ravenna.
The main amortization rates used were as follows:

(%)
Exploration expenditures	14	-	33
Industrial patents and intellectual property rights	20	-	33
Concessions, licenses, trademarks and similar items	3	-	33
Service concession arrangements	2	-	4
Other intangible assets	4	-	25

Impairment losses of intangible assets with indefinite useful life (goodwill) amounted to euro 1,347 million and pertained to the Gas & Power segment.
Changes in the scope of consolidation of intangible assets with indefinite useful life (goodwill) of euro 216 million comprised the deconsolidation of Gruppo Snam following the loss of control (euro 314 million) and the inclusion of Nuon Belgium NV (now merged in Eni Gas & Power NV) and Nuon Power Generation Walloon NV (now Eni Power Generation NV) following the 100% acquisition (euro 98 million).
The carrying amount of goodwill at the end of the year was euro 2,461 million (euro 4,023 million at December 31, 2011) net of cumulative impairments amounting to euro 2,075 million (euro 726 million at December 31, 2011). The break-down of goodwill by operating segment is as follows:

(euro million)	December 31, 2011	December 31, 2012
Gas & Power	2,531	1,286
Engineering & Construction	749	750
Exploration & Production	270	265
Refining & Marketing	159	160
Other activities - Snam (a)	314
	4,023	2,461

(a) Goodwill as of December 31, 2011, pertaining to the segment Other activities - Snam has been reclassified from the Gas & Power segment.

Goodwill acquired through business combinations has been allocated to the cash generating units ("CGUs") that are expected to benefit from the synergies of the acquisition. The CGUs of the Gas & Power segment are represented by such commercial business units whose cash flows are largely interdependent and therefore benefit from acquisition synergies. The recoverable amounts of the CGUs are determined by discounting the future cash flows deriving from the continuing use of the CGUs and, if significant and reasonably determinable, the cash flows deriving from their disposal at the end of the useful life. For the determination of the cash flows see note 14 - Property, plant and equipment.
Values-in-use are determined by discounting post-tax cash flows at a rate which corresponds: (i) in Exploration & Production, Refining & Marketing and Chemical segments to the Company’s weighted average cost of capital net of the risk factors attributable to Saipem and the Gas & Power segment which are assessed on a stand alone basis. Then the discount rates are adjusted to factor in risks specific to each Country of activity (adjusted post-tax WACC). In 2012 the adjusted post-tax rates used for assessing values-in-use marginally decreased from the previous year reflecting a reduction in the financial parameters used for assessing the cost of capital: cost of borrowings to Eni determined by expected trends for borrowing spreads and management’s estimates about the composition of the Company’s finance debt and reduced risk-free yields reflecting an expected decline in the risk premium of Italy. Those positive factors were partially absorbed by the increased weight of net equity in the determination of the cost of capital to the Group as the Board of Directors has reassessed the optimal mix between internally-generated funds versus third parties borrowings following the divestment of Snam. It is worth mentioning that the increased equity risk of the Eni share due to the divestment of a business with low volatility had no impact on the assessment of the cost of capital used for the impairment evaluations in the Exploration & Production, Refining & Marketing and Chemical segments. This conclusion is underpinned by the fact that in the past management adopted discount rates which excluded the mitigating effect of the lower volatility of Snam in the Eni’s portfolio. In 2012, the adjusted WACC used for impairment test purposes ranged from 7.2% to 13.0%; (ii) the impairment test rate for the Gas & Power segment was estimated on the basis of a sample of comparable companies in the utility industry. The impairment test rate for the Engineering & Construction segment was derived from market data. Rates used in the Gas & Power segment were adjusted to take into consideration risks specific to each Country of activity, while rates used in the Engineering & Construction segment did not reflect any Country risks as most of the Company assets are not permanently located in a specific Country. Rates for the Gas & Power segment ranged from 6.9% to 8.5%, substantially unchanged from the previous year. In the Engineering & Construction segment, the discount rate was 7.8%, with a decrease of 0.7 percentage points from the previous year due to a lower equity risk.
Post-tax cash flows and discount rates were adopted as they resulted in an assessment that substantially approximated a pre-tax assessment.
Goodwill has been allocated to the following CGUs.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Gas & Power segment

(euro million)	December 31, 2011	December 31, 2012
Domestic gas market	767	767
Foreign gas market	1,763	519
- of which European market	1,668	511
Other	1
	2,531	1,286

Goodwill allocated to the CGU domestic gas market was recognized upon the buy-out of Italgas SpA minorities in 2003 through a public offering (euro 706 million). This CGU engages in supplying gas to residential customers and small businesses. The impairment review performed at the balance sheet date confirmed the recoverability of the carrying amount of that CGU, including the allocated goodwill.
Goodwill allocated to the CGU European Market was mainly recognized upon the purchase price allocations in the business combinations mainly of Distrigas NV (now Eni Gas & Power NV) in Belgium and other smaller entities (Altergaz SA, now Eni Gas & Power France SA in France) in previous years and, in January 2012, the 100% acquisition of Nuon Belgium NV (now merged in Eni Gas & Power NV) and Nuon Power Generation Walloon NV (now Eni Power Generation NV), companies marketing gas and electricity mainly to residential and professional customers in Belgium (euro 98 million). The CGU European Market comprises gas marketing activities managed by the companies acquired and gas marketing activities managed directly or indirectly by the Gas & Power Division of the parent Company Eni SpA (North-West Europe area, France, Germany, Benelux, United Kingdom, Switzerland and Austria). Those business units jointly benefited from the business combination synergies. In performing the impairment review of the recoverability of the CGU carrying amount at the balance sheet date, management recognized an impairment loss amounting to euro 1,255 million considering a reduced profitability outlook and fundamental modifications pointing to a higher cyclicality of the gas business.
The key assumptions adopted in assessing future cash flow projections of both the CGUs Domestic Market and European Market included marketing margins, forecast sales volumes, the discount rate and the growth rates adopted to determine the terminal value. Information on these drivers was derived from the four-year plan approved by the Company’s top management which reduced with respect to past reviews the projected returns and cash flows particularly in the European Market, driven by expectations for continuing demand weakness on the back of the current economic downturn and rising competitive pressures. The European Market CGU is expected to be negatively affected by declining marketing margins due to continuing weak trends in spot prices of gas against which selling prices in the European Markets are benchmarked, and the projections in 2013 of negative spreads towards the oil-linked costs of gas supplies. Other elements of risk are tied with ongoing development in pricing regulation in the retail segment across several European Countries driven by growing pressure by administrative authorities. In the light of the expected trends in the gas market, management planned to renegotiate the economic terms and flexibility conditions at the Company’s main long-term supply contracts. The expected results of these renegotiations are factored in the economic and financial projections of the four-year plan adopted by the management for the gas business. For the European Market CGU, management is now assuming in the updated plan with respect to the previous plan: (i) a reduction of 33% on average in unit marketing margins used to assess the European Market CGU in the four-year period of the plan and a one-third reduction in unit marketing margins used in the perpetuity to assess the terminal value of the CGU on the basis of the business cyclicality; (ii) a decline of 3% in sales volumes over the plan period; (iii) a slightly lower discount rate; and (iv) to assess the terminal value, a growth rate for the long period of the perpetuity of the last-year equal to zero, unchanged from previous assumptions.
Value in use of the CGU European Market was assessed by discounting the associated post-tax cash flows at a post-tax rate of 7.3% corresponding to the pre-tax rate of 12.0% (7.5% and 9.3%, respectively in 2011). Value-in-use of the CGU Italian Market was assessed by discounting the associated post-tax cash flows at a post-tax rate of 6.9% corresponding to the pre-tax rate of 14.0% (7.0% and 13.1%, respectively in 2011).
The excess of the recoverable amount of the CGU domestic gas market over its carrying amount including the allocated portion of goodwill (headroom) amounting to euro 549 million would be reduced to zero under each of the following alternative hypothesis: (i) a decrease of 32.3% on average in the projected commercial margins; (ii) a decrease of 32.3% on average in the projected sales volumes; (iii) an increase of 8.2 percentage points in the discount rate; and (iv) a negative nominal growth rate of 13.2%. The recoverable amount of the CGU and the relevant sensitivity analysis were calculated solely on the basis of retail margins, thus excluding wholesale and business client margins (industrial, thermoelectric and others).
Furthermore, Eni recorded impairments of the goodwill allocated to marginal activities of the gas segment (Tigáz in Hungary, Adriaplin in Slovenia and other subsidiaries in Argentina) as a consequence of the lack of profitability prospects in the relevant local markets due to tariff revisions and other factors (euro 44 million) and, as well, of the Hewett project in the North Sea due to the drivers described above (euro 48 million).

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Engineering & Construction segment

(euro million)	December 31, 2011	December 31, 2012
Offshore E&C	415	415
Onshore E&C	315	316
Other	19	19
	749	750

The segment goodwill of euro 750 million was mainly recognized following the acquisition of Bouygues Offshore SA, now Saipem SA (euro 710 million) and allocated to the CGUs E&C Offshore and E&C Onshore. The impairment review performed at the balance sheet date confirmed the recoverability of the carrying amounts of both those CGUs, including the allocated portions of goodwill.
The key assumptions adopted for assessing the recoverable amounts of those two CGUs which exceeded their respective carrying amounts related to operating results, the discount rate and the growth rates adopted to determine the terminal value. Information on those drivers were collected from the four-year-plan approved by the Company’s top management, while the terminal value was estimated by using a perpetual nominal growth rate of 2% applied to the cash flow of the last year in the four-year plan normalized. Value in use of both CGUs was assessed by discounting the associated post-tax cash flows at a post-tax rate of 7.8% (8.5% in 2011) which corresponds to the pre-tax rate of 9.9% and 10.7% for the E&C Offshore business unit and the E&C Onshore one respectively (11.1% and 12.1%, respectively in 2011). The headroom of the E&C Offshore business unit of euro 3,224 million would be reduced to zero under each of the following alternative changes in the above mentioned assumptions: (i) a decrease of 44% in the operating result of the four-year plan; (ii) an increase of about 4 percentage points in the discount rate; and (iii) negative real growth rate. Changes in each of the assumptions that would cause the headroom of the E&C Onshore business unit to be reduced to zero are greater than those applicable to the E&C Offshore construction CGU described above.
The Exploration & Production and the Refining & Marketing segments tested their goodwill, yielding the following results: (i) in the Exploration & Production segment with goodwill amounting to euro 265 million, management believes that there are no reasonably possible changes in the pricing environment and production/cost profiles that would cause the headroom of the relevant CGUs to be reduced to zero. Goodwill mainly refers to the portion of the purchase price that was not allocated to proved or unproved properties in the business combinations Lasmo, Burren Energy (Congo) and First Calgary executed in previous reporting periods; and (ii) in the Refining & Marketing segment goodwill amounted to euro 160 million at the balance sheet date. Goodwill amounting to euro 141 million pertained to retail networks acquired in previous years in Austria, Czech Republic, Hungary and Slovakia for which profitability expectations have remained unchanged from the previous-year impairment review and marginal lines of business in Italy and Europe for euro 19 million.

17 Investments

Investments accounted for using the equity method

(euro million)	Book amount at the beginning of the year	Additions	Divestments and reimbursements	Share of profit of equity-accounted investments	Share of loss of equity-accounted investments	Deduction for dividends	Changes in the scope of consolidation	Currency translation differences	Other changes	Book amount at the end of the year
December 31, 2011
Investments in unconsolidated entities controlled by Eni	256	8	(19)	35	(7)	(39)		4	(16)	222
Joint ventures	2,735	93	(35)	376	(68)	(276)		45	(268)	2,602
Associates	2,677	134	(34)	267	(31)	(138)		45	99	3,019
	5,668	235	(88)	678	(106)	(453)		94	(185)	5,843
December 31, 2012
Investments in unconsolidated entities controlled by Eni	222	6	(11)	37	(4)	(36)	29	(2)	(26)	215
Joint ventures	2,602	185	(1)	319	(78)	(265)	(473)	(23)	(19)	2,247
Associates	3,019	139	(321)	170	(151)	(129)	(48)	(32)	(844)	1,803
	5,843	330	(333)	526	(233)	(430)	(492)	(57)	(889)	4,265

Additions of euro 330 million mainly related to a capital contribution made to Angola LNG Ltd (euro 108 million) which is currently engaged in building a liquefaction plant in order to monetize Eni’s gas reserves in that Country (Eni’s interest in the project being 13.6%). Other capital contributions related to the subscription of the new companies Gas Bridge 1 BV and Gas Bridge 2 BV by Snam SpA for a total amount of euro 133 million.
Divestments and reimbursements of euro 333 million related to the sale of 5% of the share capital of Galp Energia SGPS SA to Amorim Energia BV with a book value of euro 294 million. Further information about this transaction is disclosed in the commentary of other changes.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Eni’s share of profit of equity-accounted investments and dividend decrease pertained to the following entities:

(euro million)	December 31, 2011	December 31, 2012

Share of profit of equity-accounted investments	Deduction for dividends	Eni’s interest (%)	Share of profit of equity-accounted investments	Deduction for dividends	Eni’s interest (%)
Unión Fenosa Gas SA	152	148	50.00	149	108	50.00
Galp Energia SGPS SA (a)	144	39	33.34	80	55	24.34
United Gas Derivatives Co	49	44	33.33	68	60	33.33
Blue Stream Pipeline Co BV	34	9	50.00	39	44	50.00
Unimar Llc	32		50.00	38	78	50.00
Eni BTC Ltd	28	34	100.00	30	31	100.00
Supermetanol CA	17	25	34.51	18	15	34.51
Saipon Snc	31		60.00	10		60.00
PetroSucre SA	37		26.00	3		26.00
Azienda Energia e Servizi Torino SpA	23	26	49.00
Other investments	131	128		91	39
	678	453		526	430

(a) The investment was accounted for under the equity method until the date of loss of significant influence.

Eni’s share of losses of equity-accounted investments related to the following entities:

(euro million)	December 31, 2011	December 31, 2012

Share of loss of equity-accounted investments	Eni’s interest (%)	Share of loss of equity-accounted investments	Eni’s interest (%)
EnBW Eni Verwaltungsgesellschaft mbH	30	50.00	82	50.00
Zagoryanska Petroleum BV			50	60.00
Angola LNG Ltd			35	13.60
Distribuidora de Gas del Centro SA			12	31.35
Pokrovskoe Petroleum BV	9	30.00	8	30.00
Artic Russia BV	7	60.00	7	60.00
Enirepsa Gas Ltd	14	50.00	6	50.00
Inversora de Gas del Centro SA			5	25.00
PetroJunin SA			5	40.00
South Stream Transport BV			5	20.00
GreenStream BV	23	50.00	1	50.00
CARDÓN IV SA	12	50.00
Other investments	11		17
	106		233

Losses at equity-accounted investments were driven by: (i) a reduced profitability outlook at EnBW Eni Verwaltungsgesellschaft mbH which led to write down the expected synergies deriving from the business combination (euro 82 million); (ii) a downward reserve revision of a joint project in the Ukraine at Zagoryanska Petroleum BV (euro 50 million); (iii) non-capitalizable exploration and pre-production expenses at Angola LNG Ltd (euro 35 million); and (iv) reduced expectations for a tariff increase in local markets driving down future cash flows at Distribuidora de Gas del Centro SA (euro 12 million) and Inversora de Gas del Centro SA (euro 5 million).
Changes in the scope of consolidation of equity-accounted investments of euro 521 million related to deconsolidation of Snam.
Other changes of euro 889 million mainly related to the fact that the book value of Galp Energia SGPS SA amounting to euro 1,669 million was reclassified to other investments due to loss of significant influence on the investees as a consequence of the sale of 5% of the share capital of the entities to Amorim Energia BV, thus sanctioning Eni’s exit from the current shareholders’ agreement governing Galp. The transaction was executed on July 20, 2012 and involved the sale of 41.5 million shares of Galp at a price of euro 14.25 a share, for a total consideration of euro 582 million that correspond to a book value of euro 294 million. Eni’s interest in Galp Energia decreased to 28.34% and was stated as an available-for-sale financial asset. On the other hand, prior to the described transaction, Eni had recorded an increase in the book value of Galp amounting to euro 835 million driven by a capital increase made by Galp’s subsidiary Petrogal whereby a new shareholder subscribed for its share of the capital increase by contributing a cash amount which was fairly in excess of the net book value of the interest acquired.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

List of equity-accounted investments:

(euro million)	December 31, 2011	December 31, 2012

Net carrying amount	Number of shares held	Eni’s interest (%)	Net carrying amount	Number of shares held	Eni’s interest (%)
Investments in unconsolidated entities controlled by Eni
Eni BTC Ltd	100	34,000,000	100.00	97	34,000,000	100.00
Other investments (*)	122			118
	222			215
Joint ventures
Unión Fenosa Gas SA	465	273,100	50.00	507	273,100	50.00
Blue Stream Pipeline Co BV	476	1,000	50.00	461	1,000	50.00
Artic Russia BV	428	12,000	60.00	436	12,000	60.00
Raffineria di Milazzo ScpA	130	175,000	50.00	132	175,000	50.00
Eteria Parohis Aeriou Thessalonikis AE	130	116,546,500	49.00	131	116,546,500	49.00
GreenStream BV	128	100,000,000	50.00	125	100,000,000	50.00
CARDÓN IV SA	74	6,455	50.00	73	6,455	50.00
Unimar Llc	111	50	50.00	70	50	50.00
Supermetanol CA	59	49,000	34.51	62	49,000	34.51
Eteria Parohis Aeriou Thessalias AE	45	38,445,008	49.00	46	38,445,008	49.00
Petromar Lda	23	1	70.00	42	1	70.00
Est Reti Elettriche SpA (ex Est Più SpA)	30	2,940,000	70.00	12	1,221,500	70.00
Saipon Snc	30	12,000	60.00	9	12,000	60.00
Azienda Energia e Servizi Torino SpA	169	54,150,000	49.00
Toscana Energia SpA	159	70,304,854	48.08
Zagoryanska Petroleum BV	32	10,800	60.00		10,800	60.00
Other investments (*)	113			141
	2,602			2,247
Associates
Angola LNG Ltd	1,008	1,141,284,004	13.60	1,060	1,279,887,652	13.60
PetroSucre SA	244	5,727,800	26.00	242	5,727,800	26.00
EnBW Eni Verwaltungsgesellschaft mbH	237	1	50.00	163	1	50.00
United Gas Derivatives Co	102	950,000	33.33	106	950,000	33.33
Fertilizantes Nitrogenados de Oriente CEC	68	1,933,662,121	20.00	68	1,933,662,121	20.00
Rosetti Marino SpA	25	800,000	20.00	29	800,000	20.00
Termica di Milazzo Srl	26	9,296,400	40.00	23	9,296,400	40.00
Distribuidora de Gas del Centro SA	31	50,303,329	31.35	14	50,303,329	31.35
Galp Energia SGPS SA	1,103	276,472,161	33.34
ACAM Gas SpA	48	3,336,410	49.00
Gaz de Bordeaux SAS	26	257,576	34.00
Other investments (*)	101			98
	3,019			1,803
	5,843			4,265

(*) Each individual amount included herein was lower than euro 25 million.

Carrying amounts of investments in unconsolidated entities controlled by Eni, joint ventures and associates, included differences between the purchase price and the corresponding net equity amounting to euro 275 million, of which euro 195 million referred to Unión Fenosa Gas SA (goodwill) and euro 80 million to EnBW Eni Verwaltungsgesellschaft mbH (of which goodwill euro 16 million).
The table below sets out the provisions for losses included in the provisions for contingencies of euro 176 million (euro 151 million at December 31, 2011), primarily related to the following equity-accounted investments:

(euro million)	December 31, 2011	December 31, 2012
Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation)	100	102
Société Centrale Electrique du Congo SA		19
Southern Gas Constructors Ltd	11	10
Charville - Consultores e Serviços Lda	7	7
Other investments	33	38
	151	176

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Other investments

(euro million)	Net book amount at the beginning of the year	Additions	Divestments	Valuation at fair value	Currency translation differences	Other changes	Value at the end of the year	Gross book amount at the end of the year	Accumulated impairment charges
December 31, 2011
Investments in unconsolidated entities controlled by Eni	29	2			(1)	(27)	3	3
Associates	10				(10)	13	13	21	8
Other investments	383	8			7	(15)	383	390	7
	422	10			(4)	(29)	399	414	15
December 31, 2012
Investments in unconsolidated entities controlled by Eni	3	12					15	16	1
Associates	13		(13)			12	12	12
Other investments	383	49	(503)	2,528	(3)	2,604	5,058	5,059	1
	399	61	(516)	2,528	(3)	2,616	5,085	5,087	2

Investments in unconsolidated entities controlled by Eni and associates are stated at cost net of impairment losses. Other investments, for which fair value cannot be reliably determined, were recognized at cost and adjusted for impairment losses.
Additions of euro 61 million mainly related to the acquisition of a 15% interest in the share capital of Novamont SpA for euro 35 million and of the 5.2% of the share capital of Genomatica Inc for euro 12 million and to a capital contribution made to Servizio Fondo Bombole Metano SpA for euro 12 million.
Divestments of euro 516 million related for euro 358 million to the sale through an accelerated book-building procedure with institutional investors of 4% of the share capital of Galp Energia SGPS SA for a total consideration of euro 381 million and a gain on divestment of euro 23 million (further information is disclosed in the next paragraph) and to the sale of Interconnector (UK) Ltd for euro 136 million.
Valuation at fair value of euro 2,528 million related to the initial recognition and subsequent measurement at market prices of the interests in Snam SpA (euro 1,465 million) and Galp Energia SGPS SA (euro 1,063 million) that, as a consequence of the loss of control on Snam following the transaction with Cassa Depositi e Prestiti (see note 31 - Discontinued operations, assets held for sale and liabilities directly associated with assets held for sale) and the loss of significant influence on Galp following Eni’s exit from the shareholders’ pact, were stated as financial investment in the item "Other investments". The initial recognition corresponded to the market prices recorded on the date of sale of control/significant influence which occurred on October 15, 2012 and July 20, 2012, respectively. The difference between the initial measurement at market prices and the book value of the underlying interests was reported through profit. The subsequent changes in the market prices of the share from the initial recognition to the balance sheet date were reported in comprehensive income, with the exception of the shares underlying convertible bonds which changes in market prices were reported through profit as management elected to apply the fair value option provided by IAS 39 in order to eliminate an accounting mismatch deriving from the measurement at fair value through profit of the options embedded in the convertible bonds. More explicitly: (i) at the date of loss of control the residual interest in Snam amounted to 683.9 million of shares equal to 20.23% of the share capital which were initially recognized at a market fair value of euro 2,394 million, calculated at the price of euro 3.5 a share current at the date of loss of control which resulted in a revaluation gain of euro 1,451 million reported as discontinued operation. The fair value option was applied to 288.7 million shares underlying a convertible bond issued on January 15, 2013 which resulted in a fair value gain through the income statement of euro 6 million reported as continuing operation following the re-measurement at market fair value at the balance sheet date; positive changes in fair value of the residual interest in Snam of euro 8 million was recorded in other components of comprehensive income. At December 31, 2012, the residual interest in Snam, equal to 20.23% of the share capital, was stated at a fair value of euro 2,408 million at the current market price of euro 3.52 a share; (ii) at the date of loss of Eni’s significant influence the residual interest in Galp amounted to 235 million of shares equal to 28.34% of the share capital which were initially recognized at a market fair value of euro 2,534 million, measured at the market price of euro 10.78 a share current at the date of loss of significance influence which brought to profit a revaluation gain of euro 865 million. On November 27, 2012, through an accelerated book-building procedure, Eni sold 33.2 million shares of Galp Energia, corresponding to 4% of its share capital at a price of euro 11.48 a share with a gain of euro 23 million. The fair value option was applied to 66.3 million shares, equal to the 8% of share capital of Galp, which were underlying a convertible bond issued at the same time as the 4% sale. At December 31, 2012, the residual interest in Galp of 201.84 million of shares equal to 24.34% of the share capital was stated at a market value of euro 2,374 million at the market price of euro 11.76 a share. The fair value option on part of the interest in Galp brought profit a gain of euro 65 million relating to the share underlying the convertible bond; a positive change in market value at the residual interest in Galp was brought to other components of comprehensive income (euro 133 million).
Other changes of euro 2,616 million related to the reclassification from investments accounted for using the equity method of Galp Energia SGPS SA for euro 1,669 million and the book value of Snam SpA before fair value valuation for euro 943 million.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

The net carrying amount of other investments of euro 5,085 million (euro 399 million at December 31, 2011) was related to the following entities:

(euro million)	December 31, 2011	December 31, 2012

Net carrying amount	Number of shares held	Eni’s interest (%)	Net carrying amount	Number of shares held	Eni’s interest (%)
Investments in unconsolidated entities controlled by Eni (*)	3			15
Associates	13			12
Other investments:
- Snam SpA				2,408	683,936,947	20.23
- Galp Energia SGPS SA				2,374	201,839,604	24.34
- Nigeria LNG Ltd	91	118,373	10.40	90	118,373	10.40
- Darwin LNG Pty Ltd	73	213,995,164	10.99	65	213,995,164	10.99
- Novamont SpA				35	3,530	15.00
- Interconnector (UK) Ltd	136	2,050,017	16.07
- other (*)	83			86
	383			5,058
	399			5,085

(*) Each individual amount included herein was lower than euro 25 million.

Provisions for losses related to other investments, included within the provisions for contingencies, amounted to euro 18 million (euro 21 million at December 31, 2011) and were primarily in relation to the following entities:

(euro million)	December 31, 2011	December 31, 2012
Caspian Pipeline Consortium R - Closed Joint Stock Co	16	14
Other investments	5	4
	21	18

Other information about investments
The following table summarizes key financial data, net to Eni, as disclosed in the latest available financial statements of unconsolidated entities controlled by Eni, joint ventures and associates:

(euro million)	December 31, 2011	December 31, 2012

Unconsolidated entities controlled by Eni	Joint ventures	Associates	Unconsolidated entities controlled by Eni	Joint ventures	Associates
Total assets	2,393	5,655	6,165	1,604	5,032	3,223
Total liabilities	2,279	3,085	3,144	1,497	2,827	1,429
Net sales from operations	86	3,011	6,347	97	2,971	1,889
Operating profit	(2)	484	316	5	475	259
Net profit	41	299	234	39	237	170

Total assets and liabilities of unconsolidated controlled entities of euro 1,604 million and euro 1,497 million, respectively (euro 2,393 million and euro 2,279 million at December 31, 2011) pertained to entities acting as sole-operator in the management of oil and gas contracts for euro 1,249 million and euro 1,249 million (euro 2,027 million and euro 2,027 million at December 31, 2011). The residual amount pertained to not significant entities that were excluded from the scope of consolidation for the reasons described in note 1 - Basis of presentation.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

18 Other financial assets

(euro million)	December 31, 2011	December 31, 2012
Receivables for financing operating activities	1,516	1,160
Securities held for operating purposes	62	69
	1,578	1,229

Receivables for financing operating activities are stated net of the valuation allowance for doubtful accounts of euro 30 million (euro 32 million at December 31, 2011).
Operating financing receivables of euro 1,160 million (euro 1,516 million at December 31, 2011) primarily pertained to loans granted by the Exploration & Production segment (euro 567 million), the Gas & Power segment (euro 429 million) and the Refining & Marketing segment (euro 98 million) and receivables for financial leasing for euro 21 million (euro 47 million at December 31, 2011). Financing receivables granted to unconsolidated subsidiaries, joint ventures and associates amounted to euro 642 million.
Receivables for financial leasing pertained to the disposal of the Belgian gas network by Finpipe GIE.
The following table shows principal receivable by maturity date, which was obtained by summing future lease payment receivables discounted at the effective interest rate, interest and the nominal value of future lease receivables:

(euro million)	Maturity range

Within 12 months	Between one and five years	Total
Principal receivable	26	21	47
Interests		3	3
Undiscounted value of future lease payments	26	24	50

Receivables with a maturity date within one year is disclosed among current assets in the item trade receivables for operating purposes - current portion of long-term receivables in note 9 - Trade and other receivables.
Receivables for financing operating activities in currencies other than euro amounted to euro 999 million (euro 1,338 million at December 31, 2011).
Receivables for financing operating activities due beyond five years amounted to euro 624 million (euro 896 million at December 31, 2011).
The valuation at fair value of financing receivables of euro 1,217 million has been determined based on the present value of expected future cash flows discounted at rates ranging from 0.4% to 3.3% (0.7% and 3.1% at December 31, 2011).
Securities of euro 69 million (euro 62 million at December 31, 2011), designated as held-to-maturity investments, are listed bonds issued by sovereign states (euro 65 million) and by the European Investment Bank (euro 4 million). The following table analyses securities per issuing entity:

Amortized cost (euro million)	Nominal value (euro million)	Fair value (euro million)	Nominal rate of return (%)	Maturity date	Rating - Moody’s	Rating - S&P
Sovereign states
Fixed rate bonds
Italy	20	21	21	from 3.75 to 4.75	from 2013 to 2021	Baa2	BBB+
Slovenia	9	9	9	from 3.42 to 4.88	from 2013 to 2014	Baa2	A-
Floating rate bonds
Italy	12	12	12		from 2014 to 2016	Baa2	BBB+
Belgium	7	7	7		2016	Aa3	AA
France	5	5	5		2014	Aa1	AA+
Spain	10	9	9		from 2014 to 2015	Baa3	BBB-
Slovakia	2	2	2		2015	A2	A
Total sovereign states	65	65	65
European Investment Bank	4	4	4		2018	Aaa	AAA
	69	69	69

Securities with a maturity beyond five years amounted to euro 12 million.
The valuation at fair value of financial securities has resulted in marginal effects. The fair value of securities was derived from quoted market prices.
Receivables with related parties are described in note 42 - Transactions with related parties.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

19 Deferred tax assets

Deferred tax assets are stated net of amounts of deferred tax liabilities that can be offset for euro 3,630 million (euro 4,045 million at December 31, 2011).

(euro million)	Amount at December 31, 2011	Additions	Deductions	Changes in the scope of consolidation	Currency translation differences	Other changes	Amount at December 31, 2012
5,514	1,642	(1,326)	(1,208)	(58)	349	4,913

The deductions of euro 1,326 million comprised a write-down of euro 1,030 million that was recognized on deferred tax assets recorded by the parent company Eni SpA and other Italian subsidiaries which were part of the consolidated accounts for Italian tax purposes. Management recorded a write-down on those deferred tax assets to reflect a lower likelihood that those deferred tax assets can be recovered in future periods due to an expected reduction in taxable income generated in Italy, and as Eni has lost the availability of Snam taxable profit against which Italian tax assets can be utilized following the deconsolidation of Snam.
Deferred tax assets are described in note 29 - Deferred tax liabilities.
Income taxes are described in note 39 - Income tax expense.

20 Other non-current receivables

(euro million)	December 31, 2011	December 31, 2012
Tax receivables from:
- Italian tax authorities
. income tax	16	113
. interest on tax credits	66	62
	82	175
- foreign tax authorities	72	118
	154	293
Other receivables:
- related to divestments	535	752
- other non-current	258	361
	793	1,113
Fair value of non-hedging derivatives	714	429
Fair value of cash flow hedge derivative instruments	33	2
Other asset	2,531	2,563
	4,225	4,400

The increase in income tax receivables from Italian tax authorities of euro 97 million related to Eni SpA for euro 85 million and comprised the tax relief provided for by Article 2, paragraph 1, of the Law Decree 201/2011 that allow to refund of tax payments of IRES made in excess in fiscal years prior to 2012 as a consequence of the non-deductibility of payroll costs relating to IRAP.
Receivables originated from divestments amounted to euro 752 million (euro 535 million at December 31, 2011) and comprised: (i) the residual outstanding amount of euro 236 million recognized following the compensation agreed with the Republic of Venezuela for the expropriated Dación oilfield in 2006. The receivable accrues interests at market conditions as the collection has been fractionated in installments. As agreed by the parties, the reimbursement can be made in kind through equivalent assignment of volumes of crude oil. In 2012, the reimbursement amounted to euro 71 million (US $92 million). Negotiations for further compensations are ongoing; (ii) the long-term portion of a receivable of euro 229 million related to the divestment of the 1.71% interest in the Kashagan project to the local partner KazMunaiGas on the basis of the agreements defined with the international partners of the North Caspian Sea PSA and the Kashagan government, which became effective from January 1, 2008. The reimbursement of the receivable is provided for in three annual instalments commencing from the date of the production start-up which is planned within June 2013. The receivable accrues interest income at market rates. The short-term portion is disclosed in note 9 - Trade and other receivables; (iii) the long-term portion of a receivable of euro 130 million related to the divestment of the 3.25% interest in the Karachaganak project (equal to the Eni’s 10% interest) to the Kazakh partner KazMunaiGas as part of an agreement reached in December 2011 between the Contracting Companies of the Final Production Sharing Agreement (FPSA) and Kazakh Authorities which settled disputes on the recovery of the costs incurred by the International Consortium to develop the field, as well as a certain tax claims. The agreement, effective from June 28, 2012,

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Eni Annual Report / Notes to the Consolidated Financial Statements

entailed a net cash consideration to Eni, to be paid in cash in three years through monthly instalments starting from July 2012. The receivable accrues interest income at market rates. In the second half of 2012, reimbursements amounted to euro 41 million. The short-term portion is disclosed in note 9 - Trade and other receivables.
Receivables with related parties are described in note 42 - Transactions with related parties.
The fair value of non-hedging derivative contracts was as follows:

December 31, 2011	December 31, 2012

(euro million)	Fair value	Purchase commitments	Sale commitments	Fair value	Purchase commitments	Sale commitments
Derivatives on exchange rate
Interest currency swap	277	948	219	235	868	284
Currency swap	16	197		29	714	645
	293	1,145	219	264	1,582	929
Derivatives on interest rate
Interest rate swap	82	713	300	80	736	2
	82	713	300	80	736	2
Derivatives on commodities
Over the counter	326	3,010	922	80	581	547
Future	2	120		5	147	4
Other	11		116
	339	3,130	1,038	85	728	551
	714	4,988	1,557	429	3,046	1,482

Derivative fair values are calculated basing on market quotations provided by primary info-provider, or in the absence of market information, appropriate valuation techniques generally adopted in the marketplace.
Fair values of non-hedging derivatives of euro 429 million (euro 714 million at December 31, 2011) consisted of derivatives that did not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net exposures to foreign currency exchange rates, interest rates and commodity prices. Therefore, such derivatives did not related to specific trade or financing transactions.
Fair value of cash flow hedge derivatives of euro 2 million (euro 33 million at December 31, 2011) related to the Gas & Power segment. Further information is disclosed in note 13 - Other current assets. Fair value related to the contracts expiring beyond 2013 is disclosed in note 30 - Other non-current liabilities; fair value related to the contracts expiring in 2013 is disclosed in note 13 - Other current assets and in note 25 - Other current liabilities. The effects of fair value evaluation of cash flow hedges are disclosed in note 32 - Shareholders’ equity and note 36 - Operating expenses.
The nominal values of cash flow hedge derivatives for purchase and sale commitments were euro 21 million and euro 60 million, respectively (euro 204 million and euro 379 million at December 31, 2011, respectively).
Information on the hedged risks and the hedging policies is disclosed in note 34 - Guarantees, commitments and risks - Risk factors.
Other non-current asset amounted to euro 2,563 million (euro 2,531 million at December 31, 2011), of which euro 2,367 million (euro 2,227 million at December 31, 2011) were deferred costs relating to gas quantities which, although not off-taken, the Company has obligation to prepay by disbursing the whole contractual price of a fraction of it in order to fulfill the take-or-pay clauses provided by the relevant long-term supply contracts (see Other payables of note 22 - Trade and other payables). In accordance to those arrangements, the Company is contractually required to off-take minimum annual quantities of gas, or in case of failure is held to pay the whole price or a fraction of it for the uncollected volumes up to the minimum annual quantity. The Company is entitled to off-take the pre-paid volumes in future years alongside the contract execution, for its entire duration or a shorter term as the case may be. Those prepayments were classified as non-current assets, as the Company plans to off-take the prepaid quantities beyond the term of 12 months. The increase of euro 140 million from December 31, 2011 was due to the gas volumes for which the take-or-pay obligation has been triggered in 2012; such increase was partially offset by the renegotiation of certain contracts which were finalized in 2012 with effects retroactive to the beginning of 2011 and provided for a reduction in the contractual minimum take. Those deferred costs, which are equivalent to a receivable in-kind, are stated at the purchase cost or the net realizable value, whichever is lower. Prior-years impairment losses are reversed up to the purchase cost, whenever market conditions indicate that impairment no longer exits or may have decreased. The amount of pre-paid volumes reflects ongoing weak market conditions in the European gas sector due to declining demand and strong competitive pressures fuelled by oversupplies. Those trends prevented Eni from fulfilling its minimum take obligations associated with its gas supply contracts. Management plans to recover those pre-paid volumes over the long-term leveraging on: (i) the expected developing trends in long-term gas demand; (ii) a projected sales expansion in target European Markets and Italy supported by the Company’s strengthening market leadership and an improved competitiveness of the Company’s cost position considering the expected benefits of ongoing and planned contract renegotiations; (iii) the expected benefits associated with the reduction of minimum take quantities in future years and other operating flexibilities (i.e. changes in delivery points and LNG supplies in place of those by pipeline) which the Company has already achieved or plans to achieve as a result of ongoing and planned contract renegotiations, including the no renewal of expiring contracts.

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Eni Annual Report / Notes to the Consolidated Financial Statements

Current liabilities

21 Short-term debt

(euro million)	December 31, 2011	December 31, 2012
Banks	786	253
Commercial papers	2,997	1,481
Other financial institutions	676	489
	4,459	2,223

The decrease in short-term debt of euro 2,236 million included net repayments for euro 753 million and the deconsolidation of the financial debts pertaining to Snam (more information is provided in note 26 - Long-term debt and current maturities of long-term debt - Analysis of net borrowings). Commercial papers of euro 1,481 million (euro 2,997 million at December 31, 2011) were issued by the Group’s financial subsidiaries Eni Finance USA Inc (euro 1,357 million) and Eni Finance International SA (euro 124 million).
The break-down by currency of short-term debt is provided below:

(euro million)	December 31, 2011	December 31, 2012
Euro	2,896	219
US dollar	1,430	1,815
Other currencies	133	189
	4,459	2,223

In 2012, the weighted average interest rate on short-term debt was 1.5% (1.1% in 2011).
At December 31, 2012, Eni had undrawn committed and uncommitted borrowing facilities amounting to euro 1,241 million and euro 10,932 million, respectively (euro 2,551 million and euro 9,346 million at December 31, 2011). Those facilities bore interest rates reflecting prevailing conditions on the marketplace. Charges for unutilized facilities were immaterial.
Payables due to related parties are described in note 42 - Transactions with related parties.
At December 31, 2012, Eni did not report any default on covenants or other contractual provisions in relation to borrowing facilities.
The fair value of short-term debts matched their respective carrying amounts considering the short-term maturity.

22 Trade and other payables

(euro million)	December 31, 2011	December 31, 2012
Trade payables	13,436	14,993
Advances	2,313	2,247
Other payables:
- related to capital expenditures	2,280	2,103
- others	4,883	4,238
	7,163	6,341
	22,912	23,581

Increased trade receivables amounting to euro 1,557 million primarily related to the Gas & Power segment (euro 1,252 million), Exploration & Production (euro 374 million), Refining & Marketing (euro 306 million) and, as decrease, to the change in the scope of consolidation following the deconsolidation of Snam (euro 446 million).
Advances of euro 2,247 million (euro 2,313 million at December 31, 2011) related to prepayments and advances on contract work in progress for euro 865 million and for euro 814 million, respectively, (euro 795 million and euro 1,037 million at December 31, 2011, respectively) and other advances for euro 568 million (euro 481 million at December 31, 2011). Advances on contract work in progress were in respect of the Engineering & Construction segment.

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Eni Annual Report / Notes to the Consolidated Financial Statements

Other payables were as follows:

(euro million)	December 31, 2011	December 31, 2012
Payables related to capital expenditures due to:
- suppliers in relation to investing activities	1,544	1,626
- joint venture operators in exploration and production activities	468	440
- other	268	37
	2,280	2,103
Other payables due to:
- joint venture operators in exploration and production activities	2,356	2,375
- employees	589	372
- social security entities	269	223
- non-financial government entities	137	243
- other	1,532	1,025
	4,883	4,238
	7,163	6,341

Other payables decreased of euro 822 million following the deconsolidation of Snam (euro 638 million).
Other payables due to others of euro 1,025 million (euro 1,532 million at December 31, 2011) included payables due to gas suppliers for euro 542 million (euro 719 million at December 31, 2011) relating to the triggering of the take-or-pay clause, net of the amounts paid by Eni for the year. Payments to gas suppliers decreased by euro 177 million reflecting the economic benefits associated with the renegotiations of certain take-or-pay contracts which were finalized in 2012 which effects were retroactive to the beginning of 2011 and provided for a reduction in the contractual minimum take. The decrease was partially offset by increased receivables due to the take-or-pay volumes accrued in 2012, net of amounts paid in the course of the year. For further information see note 20 - Other non-current receivables.
Payables to related parties are described in note 42 - Transactions with related parties.
The fair value of trade and other payables matched their respective carrying amounts considering the short-term maturity of trade payables.

23 Income taxes payable

(euro million)	December 31, 2011	December 31, 2012
Italian subsidiaries	390	156
Foreign subsidiaries	1,702	1,466
	2,092	1,622

Income taxes are described in note 39 - Income tax expense.

24 Other taxes payable

(euro million)	December 31, 2011	December 31, 2012
Excise and customs duties	1,049	1,286
Other taxes and duties	847	876
	1,896	2,162

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Eni Annual Report / Notes to the Consolidated Financial Statements

25 Other current liabilities

(euro million)	December 31, 2011	December 31, 2012
Fair value of non-hedging and trading derivatives	1,668	888
Fair value of cash flow hedge derivatives	121	32
Fair value of fair value hedge derivatives		5
Other liabilities	448	512
	2,237	1,437

The fair value of non-hedging derivative contracts and derivatives contracts held for trading is presented below:

Dec. 31, 2011	Dec. 31, 2012

(euro million)	Fair value	Purchase commitments	Sale commitments	Fair value	Purchase commitments	Sale commitments
Derivatives on exchange rate
Currency swap	448	3,979	8,076	180	7,531	1,291
Interest currency swap	6	116
Other	1		23	1	102
	455	4,095	8,099	181	7,633	1,291
Derivatives on interest rate
Interest rate swap	3		735	1		88
	3		735	1		88
Derivatives on commodities
Over the counter	1,066	3,829	4,620	684	8,311	2,969
Future	63	418	173	11	382	43
Other	81		548	11		2
	1,210	4,247	5,341	706	8,693	3,014
	1,668	8,342	14,175	888	16,326	4,393

Derivative fair values were estimated on the basis of market quotations provided by primary info-provider, or in the absence of market information, appropriate valuation techniques commonly used on the marketplace.
Fair values of non-hedging and trading derivatives of euro 888 million (euro 1,668 million at December 31, 2011) consisted of: (i) euro 538 million (euro 1,587 million at December 31, 2011) of derivatives that did not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net exposures to movements in foreign currencies, interest rates or commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions; (ii) euro 349 million (euro 80 million at December 31, 2011), of commodity and trading derivatives entered by the Gas & Power segment in order to optimize the economic margin and by Eni Trading & Shipping SpA for trading purposes; (iii) euro 1 million (same amount as of December 31, 2011), of derivatives embedded in the pricing formulas of certain long-term supply contracts of gas in the Exploration & Production segment.
The fair value of cash flow hedge derivatives amounted to euro 32 million (euro 121 million at December 31, 2011) and essentially pertained to the Gas & Power segment. Those derivatives were designated to hedge exchange rate and commodity risk exposures as described in note 13 - Other current assets. Fair value of contracts expiring by end of 2013 is disclosed in note 13 - Other current assets; fair value of contracts expiring beyond 2013 is disclosed in note 30 - Other non-current liabilities and in note 20 - Other non-current receivables. The effects of the evaluation at fair value of cash flow hedge derivatives are disclosed in note 32 - Shareholders’ equity and in note 36 - Operating expenses.
The nominal value of cash flow hedge derivatives referred to purchase and sale commitments for euro 341 million and euro 271 million, respectively (euro 3,409 million and euro 452 million at December 31, 2011, respectively).
The fair value of fair value hedge derivatives amounted to euro 5 million and pertained to derivatives entered into during the 2012 in order to hedge certain contracts for the sale and purchase of oil products.
The nominal value of fair value hedge derivatives referred to purchase and sale commitments for euro 24 million while sale commitments were not recorded.
Information on hedged risks and hedging policies is disclosed in note 34 - Guarantees, commitments and risks - Risk factors.
Other current liabilities of euro 512 million (euro 448 million at December 31, 2011) included advances cashed in from gas customers (euro 142 million) who off-took lower volumes than the contractual minimum take provided by the relevant long-term supply contract with the Company. The classification reflects the Company’s belief that the underlying volumes will be off-taken the next year.

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Eni Annual Report / Notes to the Consolidated Financial Statements

Non-current liabilities

26 Long-term debt and current maturities of long-term debt

(euro million)	At December 31,	Long-term maturity

Maturity range	2011	2012	Current maturity 2013	2014	2015	2016	2017	After	Total
Banks	2013-2027	9,654	4,016	913	694	621	622	227	939	3,103
Ordinary bonds	2013-2040	15,049	16,824	2,006	1,331	2,222	1,494	2,650	7,121	14,818
Convertible bonds	2015		990			990				990
Other financial institutions	2013-2025	435	410	42	53	47	50	50	168	368
		25,138	22,240	2,961	2,078	3,880	2,166	2,927	8,228	19,279

The decrease in long-term debt, including the current portion of long-term debt, of euro 2,898 million included new issuances for euro 10,484 million and repayments for euro 3,784 million and the deconsolidation of Snam as described in the following paragraph "Analysis of net borrowings".
Debt due to banks of euro 4,016 million (euro 9,654 million at December 31, 2011) included amounts against committed borrowing facilities for euro 5 million.
Debt due to other financial institutions of euro 410 million (euro 435 million at December 31, 2011) comprised euro 31 million of finance lease transactions (euro 15 million at December 31, 2011).
Eni entered into long-term borrowing facilities with the European Investment Bank. These borrowing facilities are subject to the maintenance of certain financial ratios based on Eni’s Consolidated Financial Statements or a minimum level of credit rating. According to the agreements, should the Company lose the minimum credit rating, new guarantees would be required to be agreed upon with the European Investment Bank. In addition, Eni entered into long and medium-term facilities with Citibank Europe Plc providing for conditions similar to those applied by the European Investment Bank. At December 31, 2012 and 2011, debts subjected to restrictive covenants amounted to euro 1,994 million and euro 2,316 million, respectively. A possible non-compliance with those covenants would be immaterial to the Company’s ability to finance its operations. As of the balance sheet date, Eni was in compliance with those covenants.
Bonds of euro 16,824 million (euro 15,049 million at December 31, 2011) consisted of bonds issued within the Euro Medium Term Notes Program for a total of euro 12,579 million and other bonds for a total of euro 4,245 million.

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Eni Annual Report / Notes to the Consolidated Financial Statements

The following table provides a break-down of bonds by issuing entity, maturity date, interest rate and currency as of December 31, 2012:

Amount	Discount on bond issue and accrued expense	Total	Currency	Maturity	Rate (%)

(euro million)	from	to	from	to

Issuing entity
Euro Medium Term Notes
Eni SpA	1,500	63	1,563	EUR		2016		5.000
Eni SpA	1,500	46	1,546	EUR		2013		4.625
Eni SpA	1,500	10	1,510	EUR		2019		4.125
Eni SpA	1,250	69	1,319	EUR		2014		5.875
Eni SpA	1,250		1,250	EUR		2017		4.750
Eni SpA	1,000	33	1,033	EUR		2020		4.250
Eni SpA	1,000	28	1,028	EUR		2018		3.500
Eni SpA	1,000	18	1,018	EUR		2020		4.000
Eni SpA	750	10	760	EUR		2019		3.750
Eni Finance International SA	551	12	563	GBP	2018	2021	4.750	6.125
Eni Finance International SA	370	9	379	EUR	2017	2032	3.750	5.600
Eni Finance International SA	361	2	363	YEN	2013	2037	1.150	2.810
Eni Finance International SA	193	4	197	USD	2013	2015	4.450	4.800
Eni Finance International SA	34		34	USD		2013		variable
Eni Finance International SA	16		16	EUR		2015		variable
	12,275	304	12,579
Other bonds
Eni SpA	1,109	(2)	1,107	EUR		2017		4.875
Eni SpA	1,000	13	1,013	EUR		2015		4.000
Eni SpA	1,000	3	1,003	EUR		2015		variable
Eni SpA	341	2	343	USD		2020		4.150
Eni SpA	265		265	USD		2040		5.700
Eni SpA	215	(1)	214	EUR		2017		variable
Eni USA Inc	303	(3)	300	USD		2027		7.300
	4,233	12	4,245
	16,508	316	16,824

As of December 31, 2012, ordinary bonds maturing within 18 months (euro 3,051 million) were issued by Eni SpA (euro 2,865), Eni Finance International SA (euro 186 million). During 2012, new bonds of euro 1,864 million were issued by Eni SpA and Eni Finance International (euro 1,793 million and euro 71 million, respectively).
Convertible bonds of euro 990 million comprised unsecured bonds exchangeable into ordinary Galp Energia SGPS SA shares for euro 1,028 million. The bonds have maturity of 3 years and pay a coupon of 0.25 per cent per annum. Underlying the exchangeable bonds are approximately 66.3 million ordinary shares of Galp, corresponding to approximately 8% of the current outstanding share capital of Galp. The bonds will be exchangeable into Galp ordinary shares at a strike price of approximately euro 15.50 a share, representing a 35% premium to market prices current at the date of the issuance. The bonds are stated at amortized cost, while the call option embedded in the bonds is measured at fair value through profit. Changes in fair value of the shares underlying the bonds were reported through profit as opposed to equity based on the fair value option provided by IAS 39 from inception (for more information see note 17 - Investments).

The following table provides a break-down by currency of long-term debt and its current portion and the related weighted average interest rates.

December 31, 2011 (euro million)	Average rate (%)	December 31, 2012 (euro million)	Average rate (%)
Euro	22,196	3.2	19,413	3.6
US dollar	1,926	5.0	1,899	5.3
British pound	551	5.3	564	5.3
Japanese yen	462	2.0	363	2.1
Other currencies	3	6.3	1	6.7
	25,138		22,240

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Eni Annual Report / Notes to the Consolidated Financial Statements

As of December 31, 2012, Eni had undrawn long-term committed borrowing facilities of euro 6,928 million (euro 3,201 at December 31, 2011). Those facilities bore interest rates and charges for unutilized facilities reflecting prevailing conditions on the marketplace.
Eni has in place a program for the issuance of Euro Medium Term Notes up to euro 15 billion, of which about euro 12.3 billion were drawn as of December 31, 2012. The Group has credit ratings of A and A-1 respectively for long and short-term debt assigned by Standard & Poor’s and A3 and P-2 for long and short-term debt assigned by Moody’s; the outlook is negative in both ratings.
Fair value of long-term debt, including the current portion of long-term debt amounted to euro 24,937 million (euro 27,103 million at December 31, 2011):

(euro million)	December 31, 2011	December 31, 2012
Ordinary bonds	16,895	19,239
Banks	9,727	4,171
Convertible bonds		1,059
Other financial institutions	481	468
	27,103	24,937

Fair value was calculated by discounting the expected future cash flows at discount rates ranging from 0.4% to 3.3% (0.7% and 3.1% at December 31, 2011). The fair value of convertible bonds was determined on the basis of the market quotation.
At December 31, 2012, Eni did not pledge restricted deposits as collateral against its borrowings.

Analysis of net borrowings
The analysis of net borrowings, as defined in the "Financial review", was as follows:

(euro million)	December 31, 2011	December 31, 2012

Current	Non-current	Total	Current	Non-current	Total

A.	Cash and cash equivalents	1,500		1,500	7,765		7,765
B.	Available-for-sale securities	37		37	34		34
C.	Liquidity (A+B)	1,537		1,537	7,799		7,799
D.	Financing receivables	28		28	1,153		1,153
E.	Short-term debt towards banks	786		786	253		253
F.	Long-term debt towards banks	1,601	8,053	9,654	913	3,103	4,016
G.	Bonds	397	14,652	15,049	2,006	15,808	17,814
H.	Short-term debt towards related parties	503		503	403		403
I.	Other short-term debt	3,170		3,170	1,567		1,567
L.	Other long-term debt	38	397	435	42	368	410
M.	Total borrowings (E+F+G+H+I+L)	6,495	23,102	29,597	5,184	19,279	24,463
N.	Net borrowings (M-C-D)	4,930	23,102	28,032	(3,768)	19,279	15,511

The decrease in consolidated net borrowings of euro 12,521 comprised the effects of the deconsolidation of the finance debt held by Snam amounting to euro 12,448 million, following Eni’s loss of control on the investee. Snam arranged financing with third-party lenders in order to reimburse intercompany loans.
Available-for-sale securities of euro 34 million (euro 37 million at December 31, 2011) were held for non-operating purposes. The Company held at the reporting date certain held-to-maturity and available-for-sale securities which were destined to operating purposes amounting to euro 270 million (euro 287 million at December 31, 2011), of which euro 196 million (euro 220 million at December 31, 2011) were held to hedge the loss reserve of Eni Insurance Ltd. Those securities are excluded from the calculation above.
Financing receivables of euro 1,153 million (euro 28 million at December 31, 2011) were held for non-operating purposes and comprised euro 883 million of Cassa Depositi e Prestiti of which euro 879 relating to the residual amount of the total consideration (euro 3,517 million) for the transaction covering 1,013.6 million ordinary shares of Snam and euro 4 million of relevant accrued interests. The Company held at the reporting date certain financing receivables which were destined for operating purposes amounting to euro 668 million (euro 630 million at December 31, 2011), of which euro 351 million (euro 345 million at December 31, 2011) were in respect of financing granted to unconsolidated entities which executed capital projects and investments on behalf of Eni’s Group companies and a euro 280 million cash deposit (euro 250 million at December 31, 2011) to hedge the loss reserve of Eni Insurance Ltd. Those financing receivables are excluded from the calculation above.

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Eni Annual Report / Notes to the Consolidated Financial Statements

27 Provisions for contingencies

(euro million)	Carrying amount at December 31, 2011	New or increased provisions	Initial recognition and changes in estimates	Accretion discount	Reversal of utilized provisions	Reversal of unutilized provisions	Currency translation differences	Changes in the scope of consolidation	Other changes	Carrying amount at December 31, 2012
Provision for site restoration, abandonment and social projects	6,780		1,451	263	(300)	(4)	(14)	(378)	(391)	7,407
Provision for environmental risks	3,084	91		22	(195)	(24)		(140)	90	2,928
Provision for legal and other proceedings	1,074	669			(247)	(173)	(1)	(72)	(9)	1,241
Provision for taxes	344	91			(33)		(5)		(2)	395
Loss adjustments and actuarial provisions for Eni’s insurance companies	343	136			(142)				6	343
Provision for redundancy incentives	163	24		22	(5)	(1)			(1)	202
Provision for losses on investments	172	30				(18)	(1)		11	194
Provision for sale price revisions	22	195			(29)	(3)	(1)		(6)	178
Provision for OIL insurance cover	98	10				(1)		(1)		106
Provision for onerous contracts	125	1			(71)				(1)	54
Provision for long-term construction contracts	60	27			(33)	(2)				52
Provision for the supply of goods	28	24			(27)	(1)				24
Provision for coverage of unaccounted-for gas	54							(54)
Other (*)	388	256		1	(117)	(28)	(1)	(28)	8	479
	12,735	1,554	1,451	308	(1,199)	(255)	(23)	(673)	(295)	13,603
(*) Each individual amount included herein was lower than euro 50 million.

Provisions for site restoration, abandonment and social projects amounted to euro 7,407 million. Those provisions comprised the discounted estimated costs that the Company expects to incur for decommissioning oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration (euro 7,026 million). Initial recognition and changes in estimates amounted to euro 1,451 million and were primarily due to estimates revisions of decommissioning costs in the Exploration & Production segment for euro 1,381 million and costs associated with certain social projects agreed with the Basilicata Italian region as part of the oil development plans in that region for euro 3 million. Changes in the scope of consolidation of euro 378 million related to the deconsolidation of Snam. Other changes of euro 391 million comprised the reclassification to liabilities directly associated with assets held for sale of provisions for decommissioning relating to Exploration & Production assets (euro 361 million). An amount of euro 263 million was recognized through profit and loss as unwinding of discount of the year. The discount rates adopted ranged from 0.7% to 9.4% (from 1.4% to 9.3% at December 31, 2011). Main expenditures associated with site restoration and decommissioning operations are expected to be incurred over a 30-year period starting from 2017.
Provisions for environmental risks amounted to euro 2,928 million. Those provisions comprised the estimated costs for environmental clean-up and restoration of certain industrial sites which were owned or held in concession by the Company, and subsequently divested, shut-down or liquidated. Those environmental provisions are recognized when an environmental project is approved by or filed with the relevant administrative authorities or a constructive obligation has arisen whereby the Company commits itself to perform certain cleaning-up and restoration projects and reliable cost estimation is available. At December 31, 2012, provisions for environmental risks primarily related to Syndial SpA (euro 2,423 million) and the Refining & Marketing segment (euro 373 million). Additions of euro 91 million primarily related to Syndial SpA (euro 41 million) and the Refining & Marketing segment (euro 38 million). Reversal of utilized provisions of euro 195 million primarily related to Syndial SpA (euro 109 million) and the Refining & Marketing segment (euro 67 million). Changes in the scope of consolidation of euro 140 million related to the deconsolidation of Snam. Other changes of euro 90 million comprised the economic effects relating to discontinued operations (euro 69 million).
Provisions for legal and other proceedings of euro 1,241 million comprised the expected liabilities due to failure to perform certain contractual obligations and estimated future losses on pending litigation including legal, antitrust, administrative matters and arbitration proceedings. These provisions represented the Company’s best estimate of the expected probable liabilities associated with pending litigation and primarily related to the Gas & Power segment (euro 661 million) and Syndial SpA (euro 294 million). Additions and reversal of utilized provisions of euro 669 million and euro 247 million, respectively, mainly related to the Gas & Power segment and were recognized to take account of gas price revisions at both purchase and sale contracts, also including the settlement of few arbitrations. Reversals of unutilized provision of euro 173 million were primarily made by the Gas & Power segment due to lower than anticipated charges for price revisions at certain long-term gas purchase contracts. Changes in the scope of consolidation of euro 72 million related to the deconsolidation of Snam.
Provisions for taxes of euro 395 million included the estimated charges that the Company expects to incur for unsettled tax claims in connection with uncertainties in the application of tax rules at certain Italian and foreign subsidiaries in the Exploration & Production segment (euro 322 million) and the Engineering & Construction segment (euro 44 million).

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Eni Annual Report / Notes to the Consolidated Financial Statements

Loss adjustments and actuarial provisions of Eni’s insurance company Eni Insurance Ltd of euro 343 million represented the expected liabilities accrued on the basis for third parties claims. Against such liability was recorded a receivable of euro 124 million recognized towards insurance companies for reinsurance contracts.
Provisions for redundancy incentives of euro 202 million were recognized due to a restructuring program involving the Italian personnel for the period 2010-2011 in compliance with Law No. 223/1991 and further provisions provided for by Law No. 228/2012 which provided a scheme for early retirement.
Provisions for losses on investments of euro 194 million were made with respect to certain investees for which expected or incurred losses exceeded carrying amounts.
Provisions for the OIL mutual insurance scheme of euro 106 million included the estimated future increase of insurance charges, as a result of accidents that occurred in past periods that will be recognized to the mutual insures over the next 5 years by Eni.
Provisions for onerous contracts of euro 54 million related to the execution of contracts where the expected costs exceed the relevant benefits. In particular, the provision comprised the estimated expected losses on a re-gasification project in the United States.
Provisions for long-term construction contracts of euro 52 million related to the Engineering & Construction segment.
Provisions for the supply of goods in the amount of euro 24 million included the estimated costs of supply contract revisions made by Eni SpA.

28 Provisions for employee benefits

(euro million)	December 31, 2011	December 31, 2012
TFR	394	294
Foreign pension plans	334	400
Supplementary medical reserve for Eni managers (FISDE) and other foreign medical plans	104	99
Other benefits	207	189
	1,039	982

Provisions for benefits upon termination of employment primarily related to a provisions accrued by Italian companies for employee retirement, determined using actuarial techniques and regulated by Article 2120 of the Italian Civil Code. The benefit is paid upon retirement as a lump sum, the amount of which corresponds to the total of the provisions accrued during the employees’ service period based on payroll costs as revalued until retirement. Following the changes in the law regime, from January 1, 2007 accruing benefits have been contributing to a pension fund or a treasury fund held by the Italian administration for post-retirement benefits (INPS). For companies with less than 50 employees, it will be possible to continue the scheme as in previous years. Therefore, contributions of future TFR provisions to pension funds or the INPS treasury fund determines that these amounts will be treated in accordance to a defined contribution scheme. Amounts already accrued before January 1, 2007 continue to be accounted for as defined benefits to be assessed based on actuarial assumptions.
Pension funds are defined benefit plans provided by foreign subsidiaries located mainly in Nigeria, Germany and United Kingdom. Benefits under these plans consist of payments based on seniority and the salary paid in the last year of service, or alternatively, the average annual salary over a defined period prior to the retirement.
Group companies provide healthcare benefits to retired managers. Liability to these plans (FISDE and other foreign healthcare plans) and the current cost are limited to the contributions made by the Company.
Other benefits primarily consisted of monetary and long-term incentive schemes to Group managers both of which normally vest over a three-year period upon fulfillment of certain performance conditions. Provisions for the monetary incentive scheme are assessed based on the estimated bonuses which will be granted to those managers who will achieve certain individual performance goals weighted with the likelihood that the Company delivers the planned profitability targets upon the same period. Provisions for the long-term incentive scheme are assessed on the basis of the estimated trends of a performance indicator as benchmarked against a group of international oil companies. Jubilee awards are benefits due following the attainment of a minimum period of service and, for the Italian companies, consist of an in-kind remuneration.

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Eni Annual Report / Notes to the Consolidated Financial Statements

Present value of employee benefits, estimated by applying actuarial techniques, consisted of the following:

Foreign pension plans

(euro million)	TFR	Gross liability	Plan assets	FISDE and other foreign medical plans	Other benefits	Total
2011
Present value of benefit liabilities and plan assets at beginning of year	433	1,109	(468)	120	206	1,400
Current cost		41		2	53	96
Interest cost	20	39		6	4	69
Amendments		6				6
Weighted average expected return on plan assets			(17)			(17)
Employee contributions			(36)			(36)
Actuarial gains/losses	(13)	(24)	(7)	3		(41)
Benefits paid	(50)	(26)	15	(12)	(55)	(128)
Currency translation differences and other changes	1	(35)	(57)	(1)	(1)	(93)
Present value of benefit liabilities and plan assets at end of year	391	1,110	(570)	118	207	1,256
2012
Present value of benefit liabilities and plan assets at beginning of year	391	1,110	(570)	118	207	1,256
Current cost		43		1	53	97
Interest cost	15	41		5	5	66
Weighted average expected return on plan assets			(22)			(22)
Employee contributions			(27)			(27)
Actuarial gains/losses	63	63	(2)	22	(2)	144
Benefits paid	(34)	(35)	20	(7)	(47)	(103)
Curtailments and settlements		(3)				(3)
Currency translation differences and other changes	(81)	74	(18)	(4)	(27)	(56)
Present value of benefit liabilities and plan assets at end of year	354	1,293	(619)	135	189	1,352

Negative currency translation differences and other changes for euro 56 million included the deconsolidation of Snam for euro 113 million.
Other benefits of euro 189 million (euro 207 million at December 31, 2011) primarily concerned the deferred monetary incentive plan for euro 107 million (euro 118 million at December 31, 2011), Jubilee awards for euro 56 million (euro 61 million at December 31, 2011) and the long-term incentive plan for euro 11 million (euro 7 million at December 31, 2011).
The reconciliation analysis of benefit obligations and plan assets was as follows:

TFR	Foreign pension plans	FISDE and other foreign medical plans	Other benefits

(euro million)	December 31, 2011	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011	December 31, 2012
Present value of benefit obligations with plan assets			877	1,009
Present value of plan assets			(570)	(619)
Net present value of benefit obligations with plan assets			307	390
Present value of benefit obligations without plan assets	391	354	233	284	118	135	207	189
Actuarial gains (losses) not recognized	3	(60)	(139)	(212)	(11)	(34)
Past service cost not recognized			(67)	(62)	(3)	(2)
Net liabilities recognized in provisions for employee benefits	394	294	334	400	104	99	207	189

The net liability for foreign employee pension plans of euro 400 million (euro 334 million at December 31, 2011) included the liabilities related to joint ventures operating in exploration and production activities for euro 149 million and euro 182 million at December 31, 2011 and 2012, respectively. A receivable of an amount equivalent to such liability was recorded.

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Eni Annual Report / Notes to the Consolidated Financial Statements

Costs charged to the profit and loss account net of discounted operations were as follows:

(euro million)	TFR	Foreign pension plans	FISDE and other foreign medical plans	Other benefits	Total
2011
Current cost		41	2	48	91
Interest cost	16	39	6	4	65
Expected return on plan assets		(17)			(17)
Amortization of actuarial gains/losses		8		(1)	7
Effect of curtailments and settlements		2			2
	16	73	8	51	148
2012
Current cost		43	1	53	97
Interest cost	15	41	5	5	66
Expected return on plan assets		(22)			(22)
Amortization of actuarial gains/losses		11	1	(2)	10
Effect of curtailments and settlements		(3)			(3)
	15	70	7	56	148

The main actuarial assumptions used in the evaluation of post-retirement benefit obligations at year end and in the estimate of costs expected for 2013 were as follows:

(%)	TFR	Foreign pension plans	FISDE and other foreign medical plans	Other benefits
2011
Discount rate	4.8	2.6-15.5	4.8	3.6-4.8
Expected return rate on plan assets		3.2-12.3
Rate of compensation increase	3.0	2.0-12.3
Rate of price inflation	2.0	0.1-13.8	2.0	2.0
2012
Discount rate	3.0	1.9-15.5	3.0	1.2-3.0
Expected return rate on plan assets		2.9-10.6
Rate of compensation increase	3.0	2.0-14.0
Rate of price inflation	2.0	0.5-13.8	2.0	2.0

Italian plans were based on mortality tables prepared by Ragioneria Generale dello Stato (RG48), with the exception of the medical plan FISDE for which were adopted mortality tables prepared by Istat (Istat Proiettate e Selezionate - IPS55). Expected return rates by plan assets have been determined by reference to quoted prices expressed in regulated markets.
Plan assets consisted of the following:

(%)	Plan assets	Expected return
Securities	11.3	4.5-13.0
Bonds	56.4	1.5-11.0
Real estate	4.7	5.2-5.7
Other	27.6	0.5-10.0
Total	100.0

The actual return of the plan assets amounted to euro 24 million (the same amount as of December 31, 2011).

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Eni Annual Report / Notes to the Consolidated Financial Statements

With reference to healthcare plans, the effects deriving from a 1% change of the actuarial assumptions of medical costs were as follows:

(euro million)	1% increase	1% decrease
Impact on current costs and interest costs	1	(1)
Impact on net benefit obligation	19	(16)

The amount expected to be accrued to employee benefit plans for 2013 amounted to euro 114 million, of which euro 66 million referred to defined benefit plans.
The break-down of changes in the actuarial estimates of the net liability with respect to prior year amounts due to the difference between actual data at the end of the reporting period and the corresponding prior year actuarial assumptions is provided below:

(euro million)	TFR	Foreign pension plans	FISDE and other foreign medical plans	Other benefits
2008
Impact on net benefit obligation	7	15	3	1
Impact on plan assets		(62)
2009
Impact on net benefit obligation	(7)	4	3	2
Impact on plan assets		(16)
2010
Impact on net benefit obligation	(1)	(31)	1	4
Impact on plan assets		3
2011
Impact on net benefit obligation	3	(21)	2
Impact on plan assets		10
2012
Impact on net benefit obligation	3	16	(3)	(5)
Impact on plan assets		(2)

The present value of liabilities for employee benefit plans and the fair value of plan assets consisted of the following:

(euro million)	December 31, 2008	December 31, 2009	December 31, 2010	December 31, 2011	December 31, 2012
Present value of liabilities
TFR	443	447	433	391	354
Foreign pension plans	802	1,146	1,109	1,110	1,293
FISDE and other foreign medical plans	94	115	120	118	135
Other benefits	168	188	206	207	189
	1,507	1,896	1,868	1,826	1,971
Fair value of plan assets
Foreign pension plans	(453)	(500)	(468)	(570)	(619)
	(453)	(500)	(468)	(570)	(619)
Present value of net liabilities
TFR	443	447	433	391	354
Foreign pension plans	349	646	641	540	674
FISDE and other foreign medical plans	94	115	120	118	135
Other benefits	168	188	206	207	189
	1,054	1,396	1,400	1,256	1,352

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Eni Annual Report / Notes to the Consolidated Financial Statements

29 Deferred tax liabilities

Deferred tax liabilities were recognized net of the amounts of deferred tax assets which can be offset for euro 3,630 million (euro 4,045 million at December 31, 2011).

(euro million)	Amount at December 31, 2011	Additions	Deductions	Changes in the scope of consolidation	Currency translation differences	Other changes	Amount at December 31, 2012
7,120	1,656	(1,105)	(1,270)	(67)	406	6,740

Deferred tax assets and liabilities consisted of the following:

(euro million)	December 31, 2011	December 31, 2012
Deferred tax liabilities	11,165	10,370
Deferred tax assets available for offset	(4,045)	(3,630)
	7,120	6,740
Deferred tax assets not available for offset	(5,514)	(4,913)
	1,606	1,827

Net deferred tax liabilities of euro 6,740 million (euro 7,120 million at December 31, 2011) comprised the recognition of the deferred tax effect against equity on the fair value evaluation of derivatives designated as cash flow hedge amounting to euro 9 million of deferred tax assets.
The most significant temporary differences giving rise to net deferred tax liabilities are disclosed below:

(euro million)	Carrying amount at December 31, 2011	Additions	Deductions	Currency translation differences	Changes in the scope of consolidation	Other changes	Carrying amount at December 31, 2012
Deferred tax liabilities
- accelerated tax depreciation	7,225	1,116	(172)	(58)	(668)	(37)	7,406
- difference between the fair value and the carrying amount of assets acquired following business combinations	1,306	84	(191)	(21)	(17)		1,161
- site restoration and abandonment (tangible assets)	444	178	(29)	11	(18)	(49)	537
- application of the weighted average cost method in evaluation of inventories	213	7	(68)		(66)	3	89
- capitalized interest expense	158		(11)		(120)	(3)	24
- other	1,819	271	(634)	1	(381)	77	1,153
	11,165	1,656	(1,105)	(67)	(1,270)	(9)	10,370
Deferred tax assets, gross
- site restoration and abandonment (provisions for contingencies)	(1,979)	(320)	67	4	106	(31)	(2,153)
- depreciation and amortization	(2,033)	(336)	27	36	66	222	(2,018)
- accruals for impairment losses and provisions for contingencies	(1,796)	(714)	538		102	(14)	(1,884)
- unrealized intercompany profits	(777)	(135)	178	4	33	4	(693)
- assets revaluation as per Laws No. 342/2000 and No. 448/2001	(621)				617	3	(1)
- carry-forward tax losses	(600)	(799)	273	10	11	(2)	(1,107)
- other	(2,286)	(520)	262	15	284	(69)	(2,314)
	(10,092)	(2,824)	1,345	69	1,219	113	(10,170)
Impairments of deferred tax assets	533	1,182	(19)	(11)	(11)	(47)	1,627
Deferred tax assets, net	(9,559)	(1,642)	1,326	58	1,208	66	(8,543)
Net deferred tax liabilities	1,606	14	221	(9)	(62)	57	1,827

Italian taxation law, modified by Article 23 of Law Decree No. 98/2011, allows the carry-forward of tax losses indefinitely. Foreign taxation laws generally allow the carry-forward of tax losses over a period longer than the five subsequent years, and in many cases, indefinitely. The tax rate applied to determine the portion of carry-forwards tax losses to be utilized equaled to an average rate of 25.2% for Italian companies, by considering the different taxation for energy companies and companies included in the consolidation statement for fiscal purposes, and an average rate of 34.2% for foreign companies.
Carry-forward tax losses amounted to euro 3,222 million and can be used indefinitely for euro 3,171 million. Carry-forward tax losses regarded Italian

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

companies for euro 1,596 million and foreign companies euro 1,626 million. Carry-forward tax losses amounted to euro 2,739 million which are likely to be utilized against future taxable profit and were in respect of Italian companies for euro 1,503 million and foreign subsidiaries for euro 1,236 million. Deferred tax assets recognized on these losses amounted to euro 379 million and euro 423 million, respectively.

30 Other non-current liabilities

(euro million)	December 31, 2011	December 31, 2012
Fair value of non-hedging derivatives	591	271
Fair value of cash flow hedging derivatives	37	13
Other payables due to tax authorities		1
Other payables	70	57
Other liabilities	2,202	1,635
	2,900	1,977

Derivative fair values were estimated on the basis of market quotations provided by primary info-provider, or in the absence of market information, appropriate valuation techniques commonly used on the marketplace.
The fair value of non-hedging derivative contracts and is presented below:

December 31, 2011	December 31, 2012

(euro million)	Fair value	Purchase commitments	Sale commitments	Fair value	Purchase commitments	Sale commitments
Derivatives on exchange rate
Currency swap	1		3	42	2,055	420
Other				1	3
	1		3	43	2,058	420
Derivatives on interest rate
Interest rate swap	255	50	4,136	65		530
	255	50	4,136	65		530
Derivatives on commodities
Over the counter	310	3,760	416	89	405	952
Future	3	14		1	66	9
Other	22		126	13		33
	335	3,774	542	103	471	994
Options embedded in convertible bonds				60
	591	3,824	4,681	271	2,529	1,944

Fair values of non-hedging derivatives of euro 271 million (euro 591 million at December 31, 2011) consisted of: (i) euro 198 million (euro 577 million at December 31, 2011) of derivatives that did not meet the formal criteria to be designated as hedges under IFRS because they were entered into in order to manage net business exposures to foreign currency exchange rates, interest rates or commodity prices. Therefore, such derivatives were not related to specific trade or financing transactions; (ii) euro 60 million related to the call option embedded in the bonds exchangeable into Galp Energia SGPS SA ordinary shares (further information is disclosed in note 26 - Long-term debt and current portion of long-term debt); (iii) euro 13 million (euro 14 million at December 31, 2011) related to derivatives embedded in the pricing formulas of long-term gas supply contracts in the Exploration & Production segment.
Fair value of cash flow hedge derivatives amounted to euro 13 million (euro 37 million at December 31, 2011) and pertained to the Gas & Power segment. Those derivatives were designated to hedge exchange rate and commodity risk exposures as described in note 13 - Other current assets. Fair value of contracts expiring beyond 2013 is disclosed in note 20 - Other non-current receivables; fair value of contracts expiring by 2013 is disclosed in note 25 - Other current liabilities and in note 13 - Other current assets. The effects of fair value evaluation of cash flow hedge derivatives are disclosed in note 32 - Shareholders’ equity and in note 36 - Operating expenses.
The nominal value of these derivatives referred to purchase and sale commitments for euro 24 million and euro 223 million, respectively (euro 340 million and euro 310 million at December 31, 2011, respectively).
Information on the hedged risks and the hedging policies is shown in note 34 - Guarantees, commitments and risks - Risk factors.
Other liabilities of euro 1,635 million (euro 2,202 million at December 31, 2011) comprised advances received from Suez following a long-term agreement for supplying natural gas and electricity of euro 968 million (euro 1,061 million at December 31, 2011) and advances relating to amounts of gas of euro 380 million (euro 299 million at December 31, 2011) which were off-taken below the minimum take for the year by certain of Eni’s clients, reflecting take-or-pay clauses contained in the long-term sale contracts. Management believes that the underlying gas volumes will be off-taken beyond the twelve-month time horizon.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

31 Discontinued operations, assets held for sale and liabilities directly associated with assets held for sale

Discontinued operations
Snam
On October 15, 2012, after the occurrence of conditions precedent, including in particular, the Antitrust Authority approval, Eni finalized the sale to Cassa Depositi e Prestiti SpA ("CDP") of a stake of 30% less one share in the voting share capital of Snam and as part of the transaction lost control over the investee. The transaction implemented the provisions of Law No. 27/2012, pursuant to which Eni was mandated to divest its controlling shareholding in Snam in accordance with the model of ownership unbundling and required to fully divest its residual interests in Snam with no time limits. The transaction involved 1,013,619,522 ordinary shares of Snam at a price of euro 3.47 a share yielding a capital gain through profit of euro 2,019 million. Total consideration of the sale amounted to euro 3,517 million. The exclusion of Snam from consolidation reduced financial debt by euro 12,448 million. Prior to the divestment, Snam had already reimbursed intercompany loans via third-party financing. Including the sale of a further 5% interest in Snam made to institutional investors in July, after the transaction with CDP, the residual interest of Eni in Snam is equal to 20.23% at the balance sheet date. The remaining interest was classified as an available-for-sale financial instrument and measured at fair value also considering the sterilization of the voting rights as provided for by the Decree of the President of the Council of Ministers issued on 25 May 2012 (further information is disclosed in note 17 - Investments).
Snam through its wholly-owned subsidiaries Snam Rete Gas SpA, GNL Italia SpA, Stoccaggi Gas Italia SpA and Italgas SpA, operates the natural gas transport activity by means of large backbones, the distribution of gas to residential and commercial users and small enterprises located in urban areas through low-pressures networks, re-gasification services of LNG and storage services through depleted fields designed to support strategic storage of gas and modulation needs of selling companies considering the seasonality in gas demand. As the Company considers those activities to be a major line of business, management recorded results of operations of Snam and its subsidiaries as discontinued operations.
As provided for by International Financial Reporting Standards (IFRS 5), the Snam Group was excluded from the scope of consolidation of Eni from the date of loss of control. Therefore, the economic amounts represented as discontinued operations included intragroup eliminations. In particular: (i) in the profit and loss account, results relating to discontinued operations including the gain on disposal and the fair value revaluation of the residual interest at the date of loss of control, net of tax effects, are presented in a specific line item before net profit of the year; (ii) in the statement of cash flows, net cash provided by operating activities relating to discontinued operations are separately indicated.
The amounts relating to discontinued operations comprised in the profit and loss account and the statement of cash flows present the relevant comparisons.
The main line items of profit and loss and cash flow statement of the discontinued operations net of intragroup transactions are provided below.

(euro million)	2010	2011	2012
Revenues		1,895	1,906	1,886
Operating expenses		1,266	1,274	998
Operating profit		629	632	888
Finance income (expense)		22	17	(51)
Income (expense) from investments		44	48	3,508
Profit before income taxes		695	697	4,345
Income taxes		(576)	(771)	(613)
Net profit		119	(74)	3,732
- attributable to Eni		66	(42)	3,590
- attributable to non-controlling interest		53	(32)	142
Earnings per share	(euro per share)	0.02	(0.01)	0.99
Net cash provided by operating activities		554	619	15
Net cash flow from investing activities		(1,411)	(1,516)	(1,004)
Net cash used in financing activities		(356)	(356)	11,172
Capital expenditures		1,420	1,529	756

Income (expense) from investments of euro 3,508 million comprised the gain on divestment to Cassa Depositi e Prestiti for euro 2,019 million and the fair value revaluation of the residual interest at the date of loss of control for euro 1,451 million.
Income taxes of euro 613 million comprised the tax effect on the gain on divestment to Cassa Depositi e Prestiti for euro 27 million and on the fair value revaluation of the residual interest at the date of loss of control for euro 18 million.
Profits earned by Snam as discontinued operations do not represent Snam as if it was a standalone entity, since the profits on transactions with Eni Group are included in continuing operations as provided for by the guidelines of IFRS 5. For further information about the transaction see the Information Statement published in application of the Consob Regulation No. 17221/2010 and later additions and modifications and Article 71 of the Consob regulation on issuers (available at the Eni website eni.com).

Assets held for sale and liabilities directly associated
As of December 31, 2012, non-current assets held for sale and liabilities directly associated with non-current assets held for sale of euro 516 million and euro 361 million pertained to marginal assets in the Exploration & Production segment (euro 434 million and euro 361 million, respectively) and to Super Octanos SA in the Refining & Marketing segment (euro 52 million).

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

32 Shareholders’ equity

Non-controlling interest

(euro million)	Net profit	Shareholders’ equity

2011	2012	December 31, 2011	December 31, 2012
Saipem SpA	552	627	2,802	3,232
Snam SpA	385	356	1,730
Hindustan Oil Exploration Co Ltd	(6)	(55)	123	65
Tigáz Zrt		(47)	74	33
Others	12	4	192	184
	943	885	4,921	3,514

Eni shareholders’ equity

(euro million)	December 31, 2011	December 31, 2012
Share capital	4,005	4,005
Legal reserve	959	959
Reserve for treasury shares	6,753	6,201
Reserve related to the fair value of cash flow hedging derivatives net of the tax effect	49	(16)
Reserve related to the fair value of available-for-sale securities net of the tax effect	(8)	144
Other reserves	1,421	292
Cumulative currency translation differences	1,539	943
Treasury shares	(6,753)	(201)
Retained earnings	42,531	41,040
Interim dividend	(1,884)	(1,956)
Net profit for the year	6,860	7,788
	55,472	59,199

Share capital
At December 31, 2012 the parent company’s issued share capital consisted of euro 4,005,358,876 represented by 3,634,185,330 ordinary shares without nominal value (4,005,358,876 ordinary shares at December 31, 2011, nominal value euro 1 each).
On May 8, 2012, Eni’s Shareholders’ Meeting declared a dividend distribution of euro 0.52 a share, with the exclusion of treasury shares held at the ex-dividend date, in full settlement of the 2011 dividend of euro 1.04 a share, of which euro 0.52 a share paid as interim dividend. The balance was payable on May 24, 2012, to shareholders on the register on May 21, 2012.
On July 16, 2012, the Extraordinary and Ordinary Shareholders’ Meeting resolved: (i) to eliminate the par value of all the ordinary shares representing the share capital; (ii) to cancel 371,173,546 treasury shares without par value without changing the amount of the share capital and reducing the "Reserve for the purchase of treasury shares" by euro 6,551 million, equal to the book value of the cancelled shares; (iii) to authorize the Board of Directors to purchase, within 18 months from the date of the resolution, up to a 363,000,000 ordinary Eni shares on the Mercato Telematico Azionario for a total amount up to euro 6,000 million; (iv) to attribute the total amount of euro 6,000 million to a specific reserve destined to the purchase of own shares, formed by using equal amounts from available reserves.

Legal reserve
This reserve represents earnings restricted from the payment of dividends pursuant to Article 2430 of the Italian Civil Code. The legal reserve has reached the maximum amount required by the Italian Law.

Reserve for treasury shares
The reserve for treasury shares represents the reserve which was established in previous reporting period to repurchase the Company shares in accordance with resolutions at Eni’s Shareholders’ Meetings. The amount of euro 6,201 million (euro 6,753 million at December 31, 2011) included treasury shares purchased. Changes in the amount of the reserve reflected the resolution adopted by Eni Shareholders’ Meeting as described under the item Share Capital.

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Eni Annual Report / Notes to the Consolidated Financial Statements

Reserve for available-for-sale financial instruments and cash flow hedging derivatives net of the related tax effect
The valuation at fair value of available-for-sale financial instruments and cash flow hedging derivatives, net of the related tax effect, consisted of the following:

Available-for-sale financial instruments	Cash flow hedge derivatives	Total

(euro million)	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve	Gross reserve	Deferred tax liabilities	Net reserve
Reserve as of December 31, 2010	(3)		(3)	(275)	101	(174)	(278)	101	(177)
Changes of the year 2011	(6)	1	(5)	76	(7)	69	70	(6)	64
Amount recognized in the profit and loss account				276	(122)	154	276	(122)	154
Reserve as of December 31, 2011	(9)	1	(8)	77	(28)	49	68	(27)	41
Changes of the year 2012	157	(5)	152	(24)	9	(15)	133	4	137
Amount recognized in the profit and loss account				(78)	28	(50)	(78)	28	(50)
Reserve as of December 31, 2012	148	(4)	144	(25)	9	(16)	123	5	128

Reserve for available-for-sale financial instruments of euro 144 million, net of the related tax effect, comprised the fair value valuation of the investments for euro 138 million (Galp Energia SGPS SA for euro 130 million and Snam SpA for euro 8 million) and other securities for euro 6 million.

Other reserves
Other reserves amounted to euro 292 million (euro 1,421 million at December 31, 2011) and related to:
- a reserve of euro 247 million represented an increase in Eni’s shareholders’ equity associated with a business combination under common control, whereby the parent company Eni SpA divested its subsidiary Snamprogetti SpA to Saipem Project SpA, both merged into Saipem SpA, at a price higher than the book value of the interest transferred thus decreasing for an equal amount the non-controlling interest (the same amount as of December 31, 2011);
- a reserve of euro 157 million deriving from Eni SpA’s equity (the same amount as of December 31, 2011);
- a reserve of euro 18 million related to the sale of treasury shares to Saipem managers upon exercise of stock options (euro 11 million at December 31, 2011);
- a negative reserve of euro 124 million represented the impact on Eni’s shareholders’ equity associated with the acquisition of a non-controlling interest of 45.86% in the subsidiary Altergaz SA, now Eni Gas & Power France SA (a negative reserve of euro 119 million at December 31, 2011);
- a negative reserve of euro 7 million related to the share of "Other comprehensive income" on equity-accounted entities (negative for euro 15 million at December 31, 2011);
- others for euro 1 million.
As a consequence of the deconsolidation of Snam, the reserves recognized following the sale of Italgas SpA and Stoccaggi Gas Italia SpA to Snam SpA and the sale of treasury shares following the exercise of stock options by Snam managers were reclassified to retained earnings (euro 1,140 million).

Cumulative foreign currency translation differences
The cumulative foreign currency translation differences arose from the translation of financial statements denominated in currencies other than euro.

Treasury shares
A total of 11,388,287 Eni’s ordinary shares (382,654,833 at December 31, 2011) were held in treasury for a total cost of euro 201 million (euro 6,753 million at December 31, 2011). The decrease of 371,266,546 in treasury shares reflected the resolution by Eni Shareholders’ Meeting to cancel 371,173,546 shares as described in the item Share Capital. In addition 93,000 treasury shares were sold to eligible Eni managers who exercised stock options under stock-base compensation scheme granted in previous years. Outstanding treasury shares, amounting to euro 161 million (euro 240 million at December 31, 2011) and represented by 8,259,520 ordinary shares (11,873,205 ordinary shares at December 31, 2011), were available for the 200518 and 2007-200819 stock option plans.

(18) The vesting period for the 2002, 2003 and 2004 assignments expired on July 31, 2010, July 31, 2011 and July 29, 2012, respectively.
(19) The vesting period for the 2006 assignment expired on July 27, 2012.

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The number of shares underlying those plans decreased by 3,613,685 shares as described below:

(number)	Stock option
Number of shares as of December 31, 2011	11,873,205
Rights exercised	(93,000)
Rights cancelled	(3,520,685)
(3,613,685)
Number of shares as of December 31, 2012	8,259,520

More information about stock option plans is disclosed in note 36 - Operating expenses.

Interim dividend
The interim dividend for the year 2012 amounted to euro 1,956 million corresponding to euro 0.54 per share, as resolved by the Board of Directors on September 20, 2012, in accordance with Article 2433-bis, paragraph 5 of the Italian Civil Code; the dividend was paid on September 27, 2012.

Distributable reserves
At December 31, 2012, Eni shareholders’ equity included distributable reserves of approximately euro 48,200 million.

Reconciliation of net profit and shareholders’ equity of the parent company Eni SpA to consolidated net profit and shareholders’ equity

Net profit	Shareholders’ equity

(euro million)	2011	2012	December 31, 2011	December 31, 2012
As recorded in Eni SpA’s Financial Statements	4,213	9,078	35,255	40,577
Excess of net equity in individual accounts of consolidated subsidiaries over their corresponding carrying amounts in the statutory accounts of the parent company	3,972	258	24,355	21,663
Consolidation adjustments:
- difference between purchase cost and underlying carrying amounts of net equity	(320)	(2,683)	4,400	1,503
- elimination of tax adjustments and compliance with Group account policies	(248)	1,222	(673)	739
- elimination of unrealized intercompany profits	115	638	(4,291)	(2,652)
- deferred taxation	71	160	1,337	873
- other adjustments			10	10
	7,803	8,673	60,393	62,713
Non-controlling interest	(943)	(885)	(4,921)	(3,514)
As recorded in Consolidated Financial Statements	6,860	7,788	55,472	59,199

33 Other information

Main acquisitions
Nuon Belgium NV and Nuon Power Generation Walloon NV
In January 2012, Eni finalized the purchase of a 100% interest in Nuon Belgium NV (now merged in Eni Gas & Power NV) that provide gas and electricity to the Belgian retail and business market and of a 100% interest in Nuon Power Generation Walloon NV (now Eni Power Generation NV) that owns lands and all the rights and permits for the construction of an electric power plant. The allocation of the cost to assets and liabilities of euro 214 million was made on a definitive basis.

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The final allocation of the purchase costs is disclosed below:

(euro million)	Nuon Belgium NV and Nuon Power Generation Wallon NV

Carrying value	Fair value
Current assets	206	206
Property, plant and equipment	7	7
Intangible assets	5	49
Goodwill	5	98
Other non-current assets	25	25
Assets acquired	248	385
Current liabilities	150	150
Net deferred tax liabilities		15
Provisions for contingencies	4	4
Other non-current liabilities	2	2
Liabilities acquired	156	171
Eni’s shareholders equity	92	214

Net sales from operations and the net profit for the 2011 were as follows:

(euro million)	Nuon Belgium NV and Nuon Power Generation Wallon NV

2011
Net sales from operations	741
Net profit	11

Supplemental cash flow information

(euro million)	2010	2011	2012
Effect of investment of companies included in consolidation and businesses
Current assets	409		108
Non-current assets	316	122	171
Net borrowings	13		46
Current and non-current liabilities	(457)	(4)	(99)
Net effect of investments	281	118	226
Non-controlling interests	(7)	(3)
Fair value of investments held before the acquisition of control	(76)
Purchase price	198	115	226
less:
Cash and cash equivalents	(55)		(48)
Cash flow on investments	143	115	178
Effect of disposal of consolidated subsidiaries and businesses
Current assets	82	618	2,112
Non-current assets	855	136	18,740
Net borrowings	(267)	257	(12,443)
Current and non-current liabilities	(302)	(662)	(4,123)
Net effect of disposals	368	349	4,286
Fair value of share capital held after the sale of control	(149)		(943)
Gain on disposal	309	727	2,021
Non-controlling interest	(46)	(5)	(1,840)
Selling price	482	1,071	3,524
less:
Cash and cash equivalents	(267)	(65)	(3)
Cash flow on disposals	215	1,006	3,521

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34 Guarantees, commitments and risks

Guarantees

December 31, 2011	December 31, 2012

(euro million)	Unsecured guarantees	Other guarantees	Total	Unsecured guarantees	Other guarantees	Total
Consolidated subsidiaries		10,953	10,953		11,350	11,350
Unconsolidated entities controlled by Eni		164	164		161	161
Joint ventures and associates	6,159	1,135	7,294	6,208	892	7,100
Others	1	269	270	2	289	291
	6,160	12,521	18,681	6,210	12,692	18,902

Other guarantees issued on behalf of consolidated subsidiaries of euro 11,350 million (euro 10,953 million at December 31, 2011) primarily consisted of: (i) guarantees given to third parties relating to bid bonds and performance bonds for euro 7,511 million (euro 7,396 million at December 31, 2011), of which euro 5,491 million related to the Engineering & Construction segment (euro 5,065 million at December 31, 2011); (ii) VAT recoverable from tax authorities for euro 1,370 million (euro 1,097 million at December 31, 2011); and (iii) insurance risk for euro 298 million reinsured by Eni (euro 319 million at December 31, 2011). At December 31, 2012, the underlying commitment covered by such guarantees was euro 11,266 million (euro 10,577 million at December 31, 2011).
Other guarantees issued on behalf of unconsolidated subsidiaries of euro 161 million (euro 164 million at December 31, 2011) consisted of letters of patronage and other guarantees issued to commissioning entities relating to bid bonds and performance bonds for euro 154 million (euro 157 million at December 31, 2011). At December 31, 2012, the underlying commitment covered by such guarantees was euro 34 million (euro 45 million at December 31, 2011).
Unsecured guarantees and other guarantees issued on behalf of joint ventures and associates of euro 7,100 million (euro 7,294 million at December 31, 2011) primarily consisted of: (i) an unsecured guarantee of euro 6,122 million (euro 6,074 million at December 31, 2011) given by Eni SpA to Treno Alta Velocità - TAV SpA (now RFI - Rete Ferroviaria Italiana SpA) for the proper and timely completion of a project relating to the Milan-Bologna fast-track railway by CEPAV Uno (Consorzio Eni per l’Alta Velocità); consortium members, excluding entities controlled by Eni, gave Eni liability of surety letters and bank guarantees amounting to 10% of their respective portion of the work; (ii) unsecured guarantees, letters of patronage and other guarantees given to banks in relation to loans and lines of credit received for euro 828 million (euro 1,051 million at December 31, 2011), of which euro 657 million related to a contract released by Eni SpA on behalf of Blue Stream Pipeline Co BV (Eni 50%) to a consortium of international financial institutions (euro 669 million at December 31, 2011); and (iii) unsecured guarantees and other guarantees given to commissioning entities relating to bid bonds and performance bonds for euro 91 million (euro 108 million at December 31, 2011). At December 31, 2012, the underlying commitment covered by such guarantees was euro 456 million (euro 810 million at December 31, 2011).
Unsecured and other guarantees given on behalf of third parties of euro 291 million (euro 270 million at December 31, 2011) primarily consisted of: (i) guarantees issued on behalf of Gulf LNG Energy and Gulf LNG Pipeline and on behalf of Angola LNG Supply Service Llc (Eni 13.6%) as security against payment commitments of fees in connection with the re-gasification activity (euro 227 million). The expected commitment has been valued at euro 159 million (euro 224 million at December 31, 2011); and (ii) guarantees issued by Eni SpA to banks and other financial institutions in relation to loans and lines of credit for euro 10 million on behalf of minor investments or companies sold (euro 33 million at December 31, 2011). At December 31, 2012 the underlying commitment covered by such guarantees was euro 278 million (euro 252 million at December 31, 2011).

Commitments and risks

(euro million)	December 31, 2011	December 31, 2012
Commitments	15,992	16,247
Risks	2,165	431
	18,157	16,678

Other commitments of euro 16,247 million (euro 15,992 million at December 31, 2011) related to: (i) parent company guarantees that were issued in connection with certain contractual commitments for hydrocarbon exploration and production activities and quantified, on the basis of the capital expenditures to be incurred, to euro 11,260 million (euro 9,710 million at December 31, 2011). The increase of euro 1,550 million related to the closing of a settlement agreement approving the development and future capital expenditures in the Karachaganak project; (ii) a commitment entered into by Eni USA Gas Marketing Llc on behalf of Angola LNG Supply Service for the acquisition of re-gasified gas at the Pascagoula plant (USA). The expected commitment has been estimated at euro 2,613 million (euro 3,267 million at December 31, 2011) and it has included in the off-balance sheet contractual commitments in the following paragraph "Liquidity risk"; (iii) a commitment entered into by Eni USA Gas Marketing Llc on behalf of Gulf LNG Energy for the acquisition of re-gasification capacity at the Pascagoula terminal (6 bcm/y) over a twenty-year period (2011-2031). The expected commitment has been estimated at euro 1,167 million (euro 1,252 million at December 31, 2011) and it has been included in the off-balance sheet contractual commitments in the following paragraph "Liquidity risk"; (iv) a commitment entered into by Eni USA Gas Marketing Llc on behalf of Cameron LNG Llc for the acquisition of re-gasification capacity at the Cameron plant (USA) (6 bcm/y) over a twenty-year period (until 2029). The expected commitment has been estimated at euro 946 million (euro 1,274 million at December 31, 2011) and it has been included in the off-balance sheet contractual commitments in the following paragraph "Liquidity risk"; (v) a memorandum of intent signed with the Basilicata Region, whereby Eni has agreed to invest euro 139 million in the future, also on account of Shell Italia E&P SpA, in connection with Eni’s development plan of oil fields in Val d’Agri (euro 142 million at December 31, 2011). The commitment has been included in the off-balance sheet contractual commitments in the following paragraph "Liquidity risk"; and

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(vi) a commitment entered into by Eni USA Gas Marketing Llc for the contract of gas transportation from the Cameron plant (USA) to the American network. The expected commitment has been estimated at euro 100 million (euro 108 million at December 31, 2011) and it has been included in the off-balance sheet contractual commitments in the following paragraph "Liquidity risk".
Risks of euro 431 million (euro 2,165 million at December 31, 2011) primarily concerned potential risks associated with: (i) the value of assets of third parties under the custody of Eni for euro 123 million (euro 1,867 million at December 31, 2011). The decrease of euro 1,744 related for euro 1,714 million to the deconsolidation of Snam; (ii) contractual assurances given to acquirers of certain investments and businesses of Eni for euro 308 million (euro 298 million at December 31, 2011).

Non-quantifiable commitments
A parent company guarantee was issued on behalf of CARDÓN IV (Eni’s interest 50%), a joint venture operating in the Perla oilfield located in Venezuela, for the supplying to PDVSA GAS of gas quantities until 2036 (end of the concession agreement). At December 31, 2012, the commitment amounted to a maximum of $800 million corresponding for Eni to the maximum amount of the penalty clause provided for in case of an unilateral and anticipated resolution of the supply contract. Eni replaced such guarantee in March 2013, as a consequence of ongoing contract renegotiations. In particular, the penalty clause for unilateral anticipated resolution and, consequently, the maximum value of the guarantee will be determined by applying the local legislation in case of non-fulfillment. The valorization of the gas to be provided for by Eni amounted to a total of $11 billion. As well as not corresponding to an effective reference for evaluating the guarantee issued, such amount represents the maximum exposure risk for Eni. A similar guarantee was issued to Eni by PDVSA relating to the fulfillment of the commitments relating to the gas quantities to be collected by PDVSA GAS.
Following the integration signed on April 19, 2011, Eni confirmed to RFI - Rete Ferroviaria Italiana SpA its commitment, previously assumed under the convention signed with Treno Alta Velocità - TAV SpA (now RFI - Rete Ferroviaria Italiana SpA) on October 15, 1991, to guarantee a correct and timely execution of the section Milano-Brescia of the high-speed railway from Milan to Verona. Such integration provides for CEPAV (Consorzio Eni per l’Alta Velocità) Due to act as General Contractor. In order to pledge the guarantee given, the regulation of CEPAV Due binds the associates to give proper sureties and guarantees on behalf of Eni.
Eni is liable for certain non-quantifiable risks related to contractual assurances given to acquirers of certain of Eni’s assets, including businesses and investments, against certain contingent liabilities deriving from tax, social security contributions, environmental issues and other matters applicable to periods during which such assets were operated by Eni. Eni believes such matters will not have a material adverse effect on Eni’s results of operations and liquidity.

Risk factors

Foreword
The main risks that the Company is facing and actively monitoring and managing are: (i) financial risks mainly related to market risk deriving from exposure to fluctuations in commodity prices, interest rates, foreign currency exchange rates and the credit risk deriving from the possible default of a counterparty as well as the liquidity risk deriving from the risk that suitable sources of funding for the Group’s operations may not be available; (ii) the Country risk in the upstream business; (iii) risks arising from any possible development in the regulatory framework; (iv) operational risks (un particular risks deriving from exploration and production activities and those relating to HSE issues); (v) the strategic risks, mainly those related to the exposure to a set of market variables which the Company has opted to retain based on strategic considerations, trends in the competitive environment, particularly in the natural gas market, and cyclicality of the oil and gas sector.
In 2012, Eni issued the Management System Guidelines "Integrated Risk Management" (IRM) aimed at providing the principles for the integrated risk management as well as for regulating each phase of the RMI process, individuating roles and responsibilities of the main actors involved (for further information see the "Risk Management" paragraph" below).

Financial risks
Financial risks are those connected with market, credit and liquidity. Management of financial risks is based on guidelines issued centrally aiming at adapting and coordinating Eni policies on financial risks matters ("Guidelines financial risks management and control"). The basis of this policy is the pooled and integrated management of commodity risks and the development of asset backed trading activities for optimizing Eni’s exposure to such risks.

Market risk
Market risk is the possibility that changes in currency exchange rates, interest rates or commodity prices will adversely affect the value of the Group’s financial assets, liabilities or expected future cash flows. The Company actively manages market risk in accordance with a set of policies and guidelines that provide a centralized model of handling finance, treasury and risk management operations based on the Company’s departments of operational finance: the parent company’s (Eni SpA) finance department, Eni Finance International, Eni Finance USA and Banque Eni, which is subject to certain bank regulatory restrictions preventing the Group’s exposure to concentrations of credit risk, and Eni Trading & Shipping, that is in charge to execute certain activities relating to commodity derivatives. In particular Eni SpA and Eni Finance International manage subsidiaries’ financing requirements in and outside Italy, respectively, covering funding requirements and using available surpluses. All transactions concerning currencies and derivative contracts on interest rates and currencies are managed by the parent company, including the negotiation of emission trading certificates. The commodity risk of each business unit (Eni’s Divisions or subsidiaries) is pooled and managed by Eni Trading business unit, with Eni Trading & Shipping executing the negotiation of commodity derivatives. Eni uses derivative financial instruments (derivatives) in order to minimize exposure to market risks related to fluctuations in exchange rates relating to those transactions denominated in a currency other than the functional currency (the Euro) and interest rates, as well as to optimize exposure to commodity prices fluctuations taking into account the currency in which commodities are quoted. Eni does not enter into derivative transactions on interest rates or exchange rates on a speculative basis.

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The optimization in managing the commodity risk involves a whole set of transactions in commodity derivatives with the aim of:
a) hedging certain underlying commodity prices set in contractual arrangements with third parties. Hedging derivatives can be entered also to hedge highly probable future transactions;
b) effectively managing the economic margin (positioning). It consists in entering purchase/sale commodity contracts in both commodity and financial markets aiming at altering the risk profile associated to a portfolio of physical assets of each business unit in order to improve margins associated to those assets in case of favorable trends in the commodity pricing environment;
c) arbitrage. It consists in entering purchase/sale commodity contracts in both commodity and financial markets, targeting the possibility to earn a profit (or reducing the logistical costs associated to owned assets) leveraging on price differences in the marketplace;
d) proprietary trading. It consists in entering purchase/sale commodity contracts in both commodity and financial markets, targeting to earn an uncertain profit based on expected trends in the commodity pricing environment;
e) Asset Backed Trading (ABT). It consists in entering proprietary trading activities in commodity and financial markets, in order to maximize the economic value of the flexibilities associated with Eni’s assets and contracts. Price risks related to asset backed trading activities are mitigated by the natural hedge granted by the assets’ availability. Such risk management activity can be implemented through strategies of dynamic forward trading where the underlying items are represented by the Company’s assets.
Furthermore, the Company may enter derivative contracts on commodities as part of origination activities. Under this scheme, the Company acting as the originator may combine a number of derivative contracts in order to manage a given risk exposure of a third party or a business unit, normally in the wholesale market of commodities. Such trading activities may be naturally hedged by the existing assets of the originator, or, in case of absence of a suitable asset, they are managed by either trading the associated price or volume risk exposure or hedging each price or volume component of the base contract.
The framework defined by Eni’s policies and guidelines prescribes that measurement and control of market risk be performed on the basis of maximum tolerable levels of risk exposure defined in terms of limits of stop loss, which expresses the maximum tolerable amount of losses associated with a certain portfolio of assets over a pre-defined time horizon, or in accordance with value at risk techniques. These techniques make a statistical assessment of the market risk on the Group’s activity, i.e. potential gain or loss in fair values, due to changes in market conditions taking account of the correlation existing among changes in fair value of existing instruments. Eni’s finance department defines the maximum tolerable levels of risk exposure to changes in interest rates and foreign currency exchange rates in terms of value at risk, pooling Group companies’ risk positions.
Eni’s calculation and measurement techniques for interest rate and foreign currency exchange rate risks are in accordance with banking standards, as established by the Basel Committee for bank activities surveillance. Tolerable levels of risk are based on a conservative approach, considering the industrial nature of the company. Eni’s guidelines prescribe that Eni Group companies minimize such kinds of market risks by transferring risk exposure to the parent company finance department.
With regard to commodity risk, Eni’s policies and guidelines define rules to manage this risk aiming at optimizing core activities and pursuing preset targets of stabilizing industrial and commercial margins. The maximum tolerable level of risk exposure is defined in terms of value at risk and stop loss in connection with exposure deriving from commercial activities and from Asset Backed Trading activities as well as exposure deriving from proprietary trading executed by the subsidiary Eni Trading & Shipping. Internal mandates to manage the commodity risk provide for a mechanism of allocation of the Group maximum tolerable risk level to each business unit. In this framework, Eni Trading & Shipping, in addition to managing risk exposure associated with its own commercial activity and proprietary trading, pools Group companies requests for negotiating commodity derivatives, ensuring execution services to the Trading Business Unit. The three different market risks, whose management and control have been summarized above, are described below.

Exchange rate risk
Exchange rate risk derives from the fact that Eni’s operations are conducted in currencies other than the euro (mainly the US dollar). Revenues and expenses denominated in foreign currencies may be significantly affected by exchange rates fluctuations due to conversion differences on single transactions arising from the time lag existing between execution and definition of relevant contractual terms (economic risk) and conversion of foreign currency-denominated trade and financing payables and receivables (transactional risk). Exchange rate fluctuations affect the Group’s reported results and net equity as financial statements of subsidiaries denominated in currencies other than the euro are translated from their functional currency into euro. Generally, an appreciation of the US dollar versus the euro has a positive impact on Eni’s results of operations, and vice versa. Eni’s foreign exchange risk management policy is to minimize transactional exposures arising from foreign currency movements and to optimize exposures arising from commodity risk. Eni does not undertake any hedging activity for risks deriving from the translation of foreign currency denominated profits or assets and liabilities of subsidiaries which prepare financial statements in a currency other than the euro, except for single transactions to be evaluated on a case-by-case basis. Effective management of exchange rate risk is performed within Eni’s central finance department which pools Group companies’ positions, hedging the Group net exposure through the use of certain derivatives, such as currency swaps, forwards and options. Such derivatives are evaluated at fair value on the basis of market prices provided by specialized info-providers. Changes in fair value of those derivatives are normally recognized through profit and loss as they do not meet the formal criteria to be recognized as hedges in accordance with IAS 39. The VaR techniques are based on variance/covariance simulation models and are used to monitor the risk exposure arising from possible future changes in market values over a 24-hour period within a 99% confidence level and a 20-day holding period.

Interest rate risk
Changes in interest rates affect the market value of financial assets and liabilities of the company and the level of finance charges. Eni’s interest rate risk management policy is to minimize risk with the aim to achieve financial structure objectives defined and approved in the management’s finance plans. Borrowing requirements of Group companies are pooled by the Group’s central finance department in order to manage net positions and the funding of portfolio developments consistently with management’s plans while maintaining a level of risk exposure within prescribed limits. Eni enters into interest rate derivative transactions, in particular interest rate swaps, to effectively manage the balance

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between fixed and floating rate debt. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be accounted for under the hedge accounting method in accordance with IAS 39. Value at risk deriving from interest rate exposure is measured daily on the basis of a variance/covariance model, with a 99% confidence level and a 20-day holding period.

Commodity risk
Eni’s results of operations are affected by changes in the prices of commodities. A decrease in oil and gas prices generally has a negative impact on Eni’s results of operations and vice versa. Eni manages exposure to commodity price risk arising in normal trading and commercial activities in view of achieving stable margins. In order to accomplish this, Eni uses derivatives traded on the organized markets of ICE and NYMEX (futures) and derivatives traded over the counter (swaps, forward, contracts for differences and options) with the underlying commodities being crude oil, refined products or electricity. Such derivatives are evaluated at fair value on the basis of market prices provided from specialized sources or, absent market prices, on the basis of estimates provided by brokers or suitable evaluation techniques. Changes in fair value of those derivatives are normally recognized through the profit and loss account as they do not meet the formal criteria to be recognized as hedges in accordance with IAS 39. Value at risk deriving from commodity exposure is measured daily on the basis of a historical simulation technique, with a 95% confidence level and a one-day holding period.

The following table shows amounts in terms of value at risk, recorded in 2012 (compared with 2011) relating to interest rate and exchange rate risks in the first section, and commodity risk in the second section. VaR values are stated in euro as stated in the revision of "Eni Guidelines on Management and Control of Financial Risks" approved by the Board of Directors on December 15, 2011.

(Interest and exchange rate risk - Value at risk - parametric method variance/covariance; holding period: 20 days; confidence level: 99%)

2011	2012

(euro million)	High	Low	Average	At year end	High	Low	Average	At year end
Interest rate	5.34	1.07	2.65	2.92	8.69	1.41	3.13	1.88
Exchange rate	0.85	0.15	0.44	0.34	1.31	0.12	0.44	0.19

(Commodity risk - Value at risk - Historic simulation method; holding period: 1 day; confidence level: 95%)

2011	2012

(US $ million) (1)	High	Low	Average	At year end	High	Low	Average	At year end
Area oil, products (2)	44.28	9.05	25.60	9.05	35.70	5.66	18.02	10.88
Area Gas & Power (3)	77.83	24.57	44.77	51.41	67.41	30.89	44.39	31.35

(1) From January 2012, the value at risk is expressed in euro terms, following a review of "Eni Guidelines on Management and Control of Financial Risks" approved by the Board of Directors on December 15, 2011. The value at risk, previously, has been expressed in dollars. 2011 values have been restated accordingly and converted at the average exchange rate published by ECB for the period.
(2) Area oil, products refers to the Eni SpA Trading Department (risk exposure from Refining & Marketing Division), Versalis SpA and Eni Trading & Shipping SpA.
(3) The Gas & Power area refers to the to the Eni SpA Trading Department (risk exposure from Gas & Power Division) and Tigáz Zrt.

Credit risk
Credit risk is the potential exposure of the Group to losses in case counterparties fail to perform or pay amounts due. The Group manages differently credit risk depending on whether credit risk arises from exposure to financial counterparties or to customers relating to outstanding receivables. Individual business units and Eni’s corporate financial and accounting units are responsible for managing credit risk arising in the normal course of the business. The Group has established formal credit systems and processes to ensure that before trading with a new counterpart can start, its creditworthiness is assessed. Also credit litigation and receivable collection activities are assessed. Eni’s corporate units define directions and methods for quantifying and controlling customer’s reliability. With regard to risk arising from financial counterparties, Eni has established guidelines prior to entering into cash management and derivative contracts to assess the counterparty’s financial soundness and rating in view of optimizing the risk profile of financial activities while pursuing operational targets. Maximum limits of risk exposure are set in terms of maximum amounts of credit exposures for categories of counterparties as defined by the Company’s Board of Directors taking into account the credit ratings provided by primary credit rating agencies on the marketplace. Credit risk arising from financial counterparties is managed by the Group central finance department, including Eni’s subsidiary Eni Trading & Shipping which specifically engages in commodity derivatives transactions and by Group companies and Divisions, only in the case of physical transactions with financial counterparties consistently with the Group centralized finance model. Eligible financial counterparties are closely monitored to check exposures against limits assigned to each counterpart on a daily basis. Exceptional market conditions have forced the Group to adopt contingency plans and under certain circumstances to suspend eligibility to be a Group financial counterparty. Actions implemented also have been intended to limit concentrations of credit risk by maximizing counterparty diversification and turnover.

Liquidity risk
Liquidity risk is the risk that suitable sources of funding for he Group may not be available, or the Group is unable to sell its assets on the marketplace in order to meet short-term finance requirements and to settle obligations. Such a situation would negatively impact Group results as it would result in the Company incurring higher borrowing expenses to meet its obligations or under the worst of conditions the inability of the company to continue as a going concern. As part of its financial planning process, Eni manages the liquidity risk by targeting such a capital structure as to allow

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Eni Annual Report / Notes to the Consolidated Financial Statements

the Company to maintain a level of liquidity adequate to the Group’s needs, optimizing the opportunity cost of maintaining liquidity reserves also achieving an efficient balance in terms of maturity and composition of finance debt. The Group capital structure is set according to the Company’s industrial targets and within the limits established by the Company’s Board of Directors who are responsible for prescribing the maximum ratio of debt to total equity and minimum ratio of medium and long-term debt to total debt as well as fixed rate medium and long-term debt to total medium and long-term debt. In spite of ongoing tough credit market conditions resulting in higher spreads to borrowers, the Company has succeeded in maintaining access to a wide range of funding at competitive rates through the capital markets and banks.
The actions implemented as part of 2012 Eni’s financial planning have enabled the Group to maintain access to the credit market particularly via the issue of commercial paper also targeting to increase the flexibility of funding facilities. The minimization of liquidity risks is a strategic driver of the next 4-year Financial Plan. In particular in 2012, Eni issued three bonds addressed to institutional investors for a total amount of euro 1.82 billion, all at fixed rate with maturity of approximately 8 years. In November, as part of the divestment process of its interest in Galp, Eni also issued a convertible bond with underlying Galp shares equal to 8% of the share capital of the investee for a total amount of euro 1.028 billion at fixed rate with a maturity of three years.
Eni’s financial policies are designed to achieve the following targets: (i) ensuring adequate funds to cover short-term obligations and reimbursement of long-term debt due; (ii) maintaining an adequate level of financial flexibility to support Eni’s development plans; (iii) attaining a balance between duration and composition of the finance debt; (iv) maintaining a cash reserve following the great flow of liquidity achieved from the divestment of 2012, particularly the disposition of Snam. The cash reserve will be commeasured in order to: (i) reduce the refinancing with maturity of one year, allowing the Company to be financially independent also in case of negative trends in the trading environment; (ii) increase the level of liquidity to face possible extraordinary needs; (iii) increase the flexibility of the Company’s financial structure considering lingering uncertainties in the credit markets, in a similar way as the policies adopted by the peer group companies and with a view of improving the Company’s financial rating assessment. Cash stock will be available only for short-term operations, with a very low risk profile.
At present, the Group believes it has access to sufficient funding and has also both committed and uncommitted borrowing facilities to meet currently foreseeable borrowing requirements.
At December 31, 2012, Eni maintained short-term committed and uncommitted unused borrowing facilities of euro 12,173 million, of which euro 1,241 million were committed, and long-term committed borrowing facilities of euro 6,928 million which were completely drawn at the balance sheet date. These facilities bore interest rates that reflected prevailing market conditions. Fees charged for unused facilities were immaterial.
Eni has in place a program for the issuance of Euro Medium Term Notes up to euro 15 billion, of which about euro 12.3 billion were drawn as of December 31, 2012. The Group has credit ratings of A and A-1 respectively for long and short-term debt assigned by Standard & Poor’s and A3 and P-2 assigned by Moody’s; the outlook is negative in both ratings. Eni’s credit ratings are potentially exposed to risk of further downgrading of the sovereign credit rating of Italy in addition to a possible deterioration in the global macroeconomic outlook, particularly the risks of a break-up of the euro-zone. On the basis of the methodologies used by Standard & Poor’s and Moody’s, a potential downgrade of Italy’s credit rating may have a potential knock-on effect on the credit rating of Italian issuers such as Eni and make it more likely that the credit rating of the notes or other debt instruments issued by the Company could be downgraded. Eni, through the constant monitoring of the international economic environment and continuing dialogue with financial investors and rating agencies, believes to be ready to perceive emerging critical issues screened by the financial community and to be able to react quickly to any changes in the financial and the global macroeconomic environment and implement the necessary actions to mitigate such risks, coherently with company strategies.

Finance debt repayments including expected payments for interest charges and derivatives
The tables below summarize the Group main contractual obligations for finance debt repayments, including expected payments for interest charges and derivatives.

(euro million)	Maturity year

2012	2013	2014	2015	2016	2017 and thereafter	Total
December 31, 2011
Non-current financial liabilities	1,635	3,010	5,076	2,936	2,840	9,378	24,875
Current financial liabilities	4,459						4,459
Fair value of derivative instruments	1,789	303	74	87	52	112	2,417
	7,883	3,313	5,150	3,023	2,892	9,490	31,751
Interest on finance debt	832	761	664	553	485	1,595	4,890
Guarantees to banks	576						576

(euro million)	Maturity year

2013	2014	2015	2016	2017	2018 and thereafter	Total
December 31, 2012
Non-current financial liabilities	2,555	2,090	3,941	2,180	2,956	8,275	21,997
Current financial liabilities	2,223						2,223
Fair value of derivative instruments	925	132	89	2	11	50	1,209
	5,703	2,222	4,030	2,182	2,967	8,325	25,429
Interest on finance debt	840	725	622	550	465	1,491	4,693
Guarantees to banks	212						212

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Trade and other payables
The tables below summarize the Group trade and other payables by maturity.

(euro million)	Maturity year

2012	2013-2016	2017 and thereafter	Total
December 31, 2011
Trade payables	13,436			13,436
Advances, other payables	9,476	32	38	9,546
	22,912	32	38	22,982

(euro million)	Maturity year

2013	2014-2017	2018 and thereafter	Total
December 31, 2012
Trade payables	14,993			14,993
Advances, other payables	8,588	19	38	8,645
	23,581	19	38	23,638

Expected payments by period under contractual obligations and commercial commitments
The Group has in place a number of contractual obligations arising in the normal course of the business. To meet these commitments, the Group will have to make payments to third parties. The Company’s main obligations pertain to take-or-pay clauses contained in the Company’s gas supply contracts or shipping arrangements, whereby the Company obligations consist of off-taking minimum quantities of product or service or, in case of failure, paying the corresponding cash amount that entitles the Company the right to off-take the product or the service in future years. Future obligations in connection with these contracts were calculated by applying the forecasted prices of energy or services included in the four-year business plan approved by the Company’s Board of Directors. The table below summarizes the Group principal contractual obligations as of the balance sheet date, shown on an undiscounted basis.

(euro million)	Maturity year

2013	2014	2015	2016	2017	2018 and thereafter	Total
Operating lease obligations (a)	722	515	323	250	201	560	2,571
Decommissioning liabilities (b)	174	198	85	259	555	13,777	15,048
Environmental liabilities (c)	362	375	260	160	69	551	1,777
Purchase obligations (d)	20,761	19,486	19,394	17,815	16,482	169,815	263,753
- Gas
Take-or-pay contracts	18,463	17,763	17,840	16,377	15,094	161,787	247,324
Ship-or-pay contracts	1,746	1,303	1,263	1,159	1,119	5,515	12,105
- Other take-or-pay or ship-or-pay obligations	171	170	163	156	146	909	1,715
- Other purchase obligations (e)	381	250	128	123	123	1,604	2,609
Other obligations	4	3	3	3	3	123	139
- Memorandum of intent relating Val d’Agri	4	3	3	3	3	123	139
	22,023	20,577	20,065	18,487	17,310	184,826	283,288

(a) Operating leases primarily regarded assets for drilling activities, time charter and long-term rentals of vessels, lands, service stations and office buildings. Such leases did not include renewal options. There are no significant restrictions provided by these operating leases which limit the ability of the Company to pay dividend, use assets or to take on new borrowings.
(b) Represents the estimated future costs for the decommissioning of oil and natural gas production facilities at the end of the producing lives of fields, well-plugging, abandonment and site restoration.
(c) Environmental liabilities do not include the environmental charge of 2010 amounting to euro 1,109 million for the proposal to the Italian Ministry for the Environment to enter into a global transaction related to nine sites of national interest because the dates of payment are not reasonably estimable.
(d) Represents any agreement to purchase goods or services that is enforceable and legally binding and that specifies all significant terms.
(e) Mainly refers to arrangements to purchase capacity entitlements at certain re-gasification facilities in the US (euro 2,113 million).

Capital expenditure commitments
In the next four years Eni plans to make capital expenditures of euro 56.8 billion. The table below summarizes Eni’s capital expenditure commitments for property, plant and equipment and capital projects. At December 31, 2012, capital expenditures are considered to be committed when the project has received the appropriate level of internal management approval. At this stage, procurement contracts to execute those projects have already been awarded or are being awarded to third parties.

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The amounts shown in the table below include euro 600 million of committed expenditures to execute certain environmental projects.

Maturity year

(euro million)	2013	2014	2015	2016	2017 and thereafter	Total
Committed on major projects	6,718	7,680	6,897	3,991	11,839	37,125
Other committed projects	6,940	3,782	1,584	1,100	8,496	21,902
	13,658	11,462	8,481	5,091	20,335	59,027

Other information about financial instruments
The carrying amount of financial instruments and relevant economic effect as of and for the years ended December 31, 2011 and 2012 consisted of the following:

2011	2012

Finance income (expense) recognized in:	Finance income (expense) recognized in:

(euro million)	Carrying amount	Profit and loss account	Other comprehensive income	Carrying amount	Profit and loss account	Other comprehensive income
Held-for-trading financial instruments
Non-hedging and trading derivatives (a)	17	76		186	(408)
Held-to-maturity financial instruments
Securities (b)	62	1		69	1
Available-for-sale financial instruments
Securities (b)	262	8	(6)	235	8	16
Investments valued at fair value
Other non-current investments (c)				4,782	4,717	141
Receivables and payables and other assets/liabilities valued at amortized cost
Trade receivables and other (d)	24,730	(65)		27,913	(54)
Financing receivables (b)	2,174	112		2,981	70
Trade payables and other (e)	22,982	(123)		23,638	104
Financing payables (b)	29,597	(851)		24,463	(831)
Net assets (liabilities) for hedging derivatives (f)	32	(309)	76	(17)	(290)

(a) In the profit and loss account, economic effects were recognized as loss within "Other operating income (loss)" for euro 157 million (income for euro 188 million in 2011) and as expense within "Finance income (expense)" for euro 251 million (expense for euro 112 million in 2011).
(b) Income or expense were recognized in the profit and loss account within "Finance income (expense)".
(c) Income was recognized in the profit and loss account within "Income (expense) from investments" for euro 1,247 million and within "Net profit (loss) for the period - Discontinued operations" for euro 3,470 million.
(d) In the profit and loss account, economic effects were essentially recognized as expense within "Purchase, services and other" for euro 25 million (expense for euro 138 million in 2011) (impairments net of reversal) and as expense for euro 31 million within "Finance income (expense)" (income for euro 77 million in 2011) (positive exchange rate differences at year-end and amortized cost).
(e) In the profit and loss account, exchange differences arising from accounts denominated in foreign currency and translated into euro at year-end were primarily recognized within "Finance income (expense)".
(f) In the profit and loss account, income or expense were recognized within "Net sales from operations" and "Purchase, services and other" as expense for euro 289 million (expense for euro 292 million in 2011) and within "Other operating income (loss)" as expense for euro 1 million (expense for euro 17 million in 2011) (time value component).

Fair value of financial instruments
Following the classification of financial assets and liabilities, measured at fair value in the balance sheet, is provided according to the fair value hierarchy defined on the basis of the relevance of the inputs used in the measurement process. In particular, on the basis of the features of the inputs used in making the measurements, the fair value hierarchy shall have the following levels:
(a) Level 1: quoted prices (unadjusted) in active markets for identical financial assets or liabilities;
(b) Level 2: measurements based on the basis of inputs, other than quoted prices above, which, for assets and liabilities that have to be measured, can be observable directly (e.g. prices) or indirectly (e.g. deriving from prices);
(c) Level 3: inputs not based on observable market data.
Financial instruments measured at fair value in the balance sheet as of at December 31, 2012, were classified as follows: (i) level 1, "Other financial assets available for sale", "Non-hedging derivatives - Future" and "Other investments" valued at fair value; and (ii) level 2, derivative instruments different from "Future" included in "Other current assets", "Other non-current assets", "Other current liabilities" and "Other non-current liabilities". During the 2012, no transfers were done between the different hierarchy levels of fair value.

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The table below summarizes the amount of financial instruments valued at fair value:

(euro million)	Note	December 31, 2011	December 31, 2012
Current assets
Other financial assets available for sale	(8)	262	235
Non-hedging derivatives - Future	(13)	68	26
Other non-hedging and trading derivatives	(13)	1,494	890
Cash flow hedge derivatives	(13)	157	31
Non-current assets
Other investments valued at fair value	(17)		4,782
Non-hedging derivatives - Future	(20)	2	5
Other non-hedging derivatives	(20)	712	424
Cash flow hedge derivatives	(20)	33	2
Current liabilities
Non-hedging derivatives - Future	(25)	63	11
Other non-hedging and trading derivatives	(25)	1,605	877
Cash flow hedge derivatives	(25)	121	32
Fair value hedge derivatives	(25)		5
Non-current liabilities
Non-hedging derivatives - Future	(30)	3	1
Other non-hedging derivatives	(30)	588	270
Cash flow hedge derivatives	(30)	37	13

Legal proceedings
Eni is a party to a number of civil actions and administrative arbitral and other judicial proceedings arising in the ordinary course of business. Based on information available to date, and taking into account the existing risk provisions, Eni believes that the foregoing will not have an adverse effect on Eni’s Consolidated Financial Statements. The following is a description of the most significant proceedings currently pending. Unless otherwise indicated below, no provisions have been made for these legal proceedings as Eni believes that negative outcomes are not probable or because the amount of the provision cannot be estimated reliably.

1. Environment

1.1 Criminal proceedings

(i)	Investigation of the quality of groundwater in the area of the Refinery of Gela. A criminal proceeding is pending before the Public Prosecutor of Gela relating to an alleged breach of environmental rules concerning the pollution of water and soil and illegal disposal of liquid and solid waste materials within the activity of the Gela Refinery. Both a first degree Court at Gela and a second degree court dismissed the case because the statute of limitations expired.
(ii)	Alleged negligent fire (Priolo). The Public Prosecutor of Siracusa commenced an investigation relating to certain Eni managers who were in charge of conducting operations at the Refinery of Priolo prior to divesting the refinery to Erg Raffinerie Mediterranee SpA on July 31, 2002. The investigation aimed at ascertaining whether Eni managers acted with negligence in connection with a fire that occurred at the Priolo plants on April 30 and May 1-2, 2006. Upon conclusion of the preliminary investigations the Public Prosecutor requested the mentioned managers would stand trial for negligent behavior. The Ministry for the Environment has been acting as plaintiff. The proceeding is pending.
(iii)	Groundwater at the Priolo site - Prosecuting body: Public Prosecutor of Siracusa. The Public Prosecutor of Siracusa (Sicily) has started an investigation in order to ascertain the level of contamination of the groundwater at the Priolo site. The Company has been notified that a number of its executive officers in charge at the time of the events subject to probe, including chief executive officers and plant general managers of the Company’s subsidiaries AgipPetroli SpA (now merged into the parent company Eni SpA in the Refining & Marketing Division), Syndial and Polimeri Europa (now Versalis SpA), are being investigated. According to the technical surveys the ground and the groundwater at the Priolo site should be considered polluted according to Legislative Decree No. 152/2006. This contamination was caused by a spill-over made in the period prior to 2001 and not subsequent to 2005; the equipment still operating on the site represent another source of risk, in particular the ones owned by ISAB Srl (ERG). According to the findings, the Public Prosecutor requested the dismissal of the proceeding. The decision of the Judge on the dismissal of the proceeding is still pending.
(iv)	Fatal accident Truck Center Molfetta - Prosecuting body: Public Prosecutor of Trani. On May 11, 2010, Eni SpA, eight employees of the Company and a former employee were notified of closing of the investigation into alleged manslaughter, grievous bodily harm and illegal disposal of waste materials in relation to a fatal accident occurred in March 2008 that caused the death of four workers deputed to the cleaning of a tank car owned by a company part of the Italian Railways Group. The tank was used for the transportation of liquid sulphur produced by Eni in the Refinery of Taranto. The Public Prosecutor has removed three defendants and transmitted evidence to the Judge for the Preliminary Investigations requesting to dismiss the proceeding. The Judge for the Preliminary Investigations accepted the above

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Eni Annual Report / Notes to the Consolidated Financial Statements

mentioned request. In the hearing of April 19, 2011, the Judge admitted as plaintiffs against the above mentioned individuals all the parts, excluding the relatives of one of the victims, whose position has been declared inadmissible lacking of cause of action. The Judge declared inadmissible all the requests brought by other parties to act as plaintiffs against Eni. On December 5, 2011, the Judge pronounced an acquittal sentence for the individuals involved and for Eni SpA, as the indictments are groundless. On July 3, 2012, the Public Prosecutor filed an appeal against this decision.
(v)	Syndial SpA (company incorporating EniChem Agricoltura SpA - Agricoltura SpA in liquidation - EniChem Augusta Industriale Srl - Fosfotec Srl) - Proceeding about the industrial site of Crotone. A criminal proceeding is pending before the Public Prosecutor of Crotone relating to allegations of environmental disaster, poisoning of substances used in the food chain and omitted cleanup due to the activity at a landfill site which was taken over by Eni’s subsidiary in 1991 following the divestment of an industrial complex by Montedison (now Edison SpA). The landfill site had been filled with industrial waste from Montedison activities till 1989 and then no additional waste was discharged there. Eni’s subsidiary carried out the cleanup of the landfill in 1999 through 2000. The defendants are certain managers at Eni’s subsidiaries which have owned and managed the landfill since 1991. A technical assessment of the circumstances is pending.
(vi)	Eni SpA - Gas & Power Division - Industrial site of Praia a Mare. Based on complaints filed by certain offended persons, the Public Prosecutor of Paola started an enquiry about alleged diseases related to tumors which those persons contracted on the workplace. Those persons were employees at an industrial complex owned by a Group subsidiary many years ago. On the basis of the findings of independent appraisal reports, in the course of 2009 the Public Prosecutor resolved that a number of ex-manager of that industrial complex would stand trial. In the preliminary hearing held in November 2010, 189 persons entered the trial as plaintiff; while 107 persons were declared as having been offended by the alleged crime. The plaintiffs have requested that both Eni and Marzotto SpA would bear civil liability. However, compensation for damages suffered by the offended persons has yet to be determined. Upon conclusion of the preliminary hearing, the Public Prosecutor resolved that all defendants would stand trial for culpable manslaughter, culpable injuries, environmental disaster and negligent conduct about safety measures on the workplace. The proceeding is pending.
(vii)	Syndial SpA and Versalis SpA - Porto Torres - Prosecuting body: Public Prosecutor of Sassari. The Public Prosecutor of Sassari (Sardinia) resolved that a number of officers and senior managers of companies engaging in petrochemicals operations at the site of Porto Torres, including the manager responsible for plant operations of the Company’s fully-owned subsidiary Syndial, would stand trial due to allegations of environmental damage and poisoning of water and crops. The Province of Sassari, the Municipality of Porto Torres and other entities have been acting as plaintiffs. The Judge for the Preliminary Hearing admitted as plaintiffs the above mentioned parts, but based on the exceptions issued by Syndial on the lack of connection between the action as plaintiff and the charge, denied that the claimants would act as plaintiff with regard to the serious pathologies related to the existence of poisoning agents in the marine fauna of the industrial port of Porto Torres. The trial before a jurisdictional body of the Italian criminal law which is charged with judging the most serious crimes, was annulled as that jurisdictional body did not recognize the gravity elements justifying its judgment due to a different crime allegation in the notice of conclusion of the preliminary investigation with respect to the crime allegation presented in the request of trial filed by the Public Prosecutor. Thus the proceeding was returned before the Public Prosecutor. The proceeding is pending.
(viii)	Syndial SpA and Versalis SpA - Porto Torres dock - Prosecuting body: Public Prosecutor of Sassari. In July 2012, the Judge for the preliminary hearing, following a request of the Public Prosecutor of Sassari, requested the performance of a probationary evidence relating to the functioning of the hydraulic barrier of Porto Torres site (ran by Syndial SpA) and its capacity to avoid the dispersion of contamination released by the site in the near portion of sea. Syndial SpA and Versalis SpA have been notified that its chief executive officers and other managers are being investigated.
(ix)	Syndial SpA - Public Prosecutor of Gela. An investigation before the Public Prosecutor of Gela is pending regarding a number of former Eni employees. In particular the proceeding involves 17 former managers of the companies ANIC SpA, EniChem SpA, EniChem Anic SpA, Anic Agricoltura SpA, Agip Petroli SpA, and Praoil Aromatici e Raffinazione Srl who were previously in charge of conducting operations and granting security at Clorosoda plant in Gela. The proceeding regards the crimes of culpable manslaughter and grievous bodily harm related to the death of 12 former employees and alleged diseases which those persons may have contracted at the above mentioned plant. Alleged crimes relate to the period from 1969, when operations on Clorosoda plant have commenced, to 1998, when the clean-up activities have terminated. The Public Prosecutor requested the performance of a medico-legal appraisal on over 100 people employed on the abovementioned plant to verify the relation of causality between the deaths occurred and the eventual pathologies affecting these individuals, and the exposures related to the work performed and missing implementation by the relevant company functions of the measures necessary for ensuring the employee health and security in relation to the risks connected with the mentioned working activities.
(x)	Seizure of areas located in the Municipalities of Cassano allo Jonio and Cerchiara di Calabria - Prosecuting body: Public Prosecutor of Castrovillari. Certain areas owned by Eni in the Municipalities of Cassano allo Jonio and Cerchiara di Calabria have been seized by the Judicial Authority pending an investigation about an alleged improper handling of industrial waste from the processing of zinc ferrites at the industrial site of Pertusola Sud, which was subsequently shut down, and illegal storing in the seized areas. The circumstances under investigation are the same considered in a criminal action for alleged omitted clean-up which was concluded in 2008 without any negative outcome on part of Eni’s employees. Eni’s subsidiary Syndial SpA has removed any waste materials from the landfills Syndial entered a transaction agreement with the municipality of Cerchiara to settle all damages caused by the unauthorized landfills to the territory of the Municipality. The municipality of Cerchiara renounced to all claims in relation to the circumstances investigated in the criminal proceeding. Eni’s subsidiary has also arranged a similar transaction with the Municipality of Cassano. The criminal proceeding is still pending.

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1.2 Civil and administrative proceeding

Syndial SpA (former EniChem SpA)
(i)	Claim of environmental damages, allegedly caused by industrial activities in the area of Crotone - Prosecuting Bodies: the Council of Ministers, the Ministry for the Environment, the Delegated Commissioner for Environmental Emergency in the Calabria Region and the Calabria Region. The Council of Ministers, the Ministry for the Environment, the Delegated Commissioner for Environmental Emergency in the Calabria Region and the Calabria Region summoned Syndial before the Civil Court of Milan to obtain a sentence condemning the Eni subsidiary to compensate the environmental damage and clean-up and remediation costs caused by the operations of Pertusola Sud SpA (merged in EniChem, now Syndial) at the Crotone site. This first degree proceeding was generated in January 2008, by the unification of two different actions, the first brought by Calabria Region in October 2004, the second one by the Council of Ministers, the Ministry for the Environment and the Delegated Commissioner for Environmental Emergency in the Calabria Region commenced in February 2006. The environmental claims and clean-up costs amounted to euro 2,720 million which comprised both the Calabria Region claims and the Ministry for the Environment claims. In order to settle the whole matter, in 2008 Syndial decided to take over the remediation activities in the area and on December 5, 2008 filed a comprehensive clean-up project. This project, which was approved in almost its element by the Ministry for the Environment and the Calabria Region, has been considered substantially adequate also by the Court. On February 24, 2012, the Court sentenced Syndial to correctly execute the environmental clean-up of the site and to pay to the Presidency of the Council of Ministers and the Ministry for Environment the sum of euro 56.2 million plus interest charges accrued from the plaintiffs’ claims. Eni accrued an environmental risk provision that is progressively utilized for the clean-up activities.
(ii)	Summon for alleged environmental damage caused by DDT pollution in the Lake Maggiore - Prosecuting body: Ministry for the Environment. In May 2003, the Ministry for the Environment summoned Syndial to obtain a sentence condemning the Eni subsidiary to compensate an alleged environmental damage caused by the activity of the Pieve Vergonte plant in the years 1990 through 1996. With a temporarily executive sentence dated July 3, 2008, the District Court of Turin sentenced the subsidiary Syndial SpA (former EniChem) to compensate environmental damages amounting to euro 1,833.5 million, plus legal interests that accrue from the filing of the decision. Syndial and Eni technical-legal consultants have considered the decision and the amount of the compensation to be without factual and legal basis and have concluded that a negative outcome of this proceeding is unlikely. Particularly, Eni and its subsidiary deem the amount of the environmental damage to be absolutely wholly groundless as the sentence has been considered to lack sufficient elements to support such a material amount of the liability charged to Eni and its subsidiary with respect to the volume of pollutants ascertained by the Italian Environmental Minister. In July 2009, Syndial filed an appeal against the abovementioned sentence, and consequently the proceeding would continue before a second degree court. In the hearing of June 15, 2012, before the Second Degree Court of Turin, the Minister of the Environment, formalized trough the Board of State Lawyers its decision to not execute the sentence until a final verdict on the whole matter is reached. The second degree court requested a technical appraisal of the matter which is due to be filed no later than November 15, 2013. Furthermore an administrative proceeding is ongoing regarding certain environmental works to clean-up and make safe the Pieve Vergonte site. Syndial filed an appeal against certain prescriptions of the Ministry of the Environment relating to the modes of executing the clean-up of soil and groundwater and extension of the scope of work to other nearby areas. The Administrative Court of the Piemonte Region rejected part of the Syndial appeal. A Syndial filed a counterclaim before a higher degree administrative court.
(iii)	Action commenced by the Municipality of Carrara for the remediation and reestablishment of previous environmental conditions at the Avenza site and payment of environmental damage. The Municipality of Carrara commenced an action before the Court of Genova requesting Syndial SpA to remediate and restore previous environmental conditions at the Avenza site and the payment of environmental damage (amounting to euro 139 million), further damages of various types (e.g. damage to the natural beauty of this site) amounting to euro 80 million as well as damages relating to loss of profit and property amounting to approximately euro 16 million. This request is related to an accident that occurred in 1984, as a consequence of which EniChem Agricoltura SpA (later merged into Syndial SpA), at the time owner of the site, carried out safety and remediation works. The Ministry for the Environment joined the action and requested environmental damage payment – from a minimum of euro 53.5 million to a maximum of euro 93.3 million – to be broken down among the various companies that ran the plant in the past. With a sentence of March 2008, the Court of Genova rejected all claims made by the Municipality of Carrara and the Ministry for the Environment. The Second Instance Court too confirmed the decision issued in the first judgment and rejected all the claims made by the plaintiffs. The Ministry for the Environment filed an appeal before a third instance court on the belief that Syndial is to be held responsible for the environmental damage as the Eni subsidiary took over the site form the previous owners assuming all existing liabilities; it was responsible for managing the plant and inadequately remediating the site after the occurrence of an incident in 1984 and for omitted clean-up. Syndial established itself as defendant.
(iv)	Ministry for the Environment - Augusta harbor. The Italian Ministry for the Environment with various administrative acts prescribed companies running plants in the petrochemical site of Priolo to perform safety and environmental remediation works in the Augusta harbor. Companies involved include Eni subsidiaries Versalis, Syndial and Eni Refining & Marketing Division. Pollution has been detected in this area primarily due to a high mercury concentration which is allegedly attributed to the industrial activity of the Priolo petrochemical site. The abovementioned companies opposed said administrative actions, objecting in particular to the way in which remediation works have been designed and modes whereby information on pollutants concentration has been gathered. A number of administrative proceedings were started on this matter, which were reunified before the Regional Administrative Court of Catania. In October 2012, said Court sentenced in favor of the recourses filed by Eni’s subsidiaries against the Ministry prescriptions about the removal of pollutants and the construction of a physical barrier. The Court ruling was based on a sentence filed by the Court of Justice of the European

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Community. Specifically, the European Court confirmed the EU principle of the liability associated with the environmental damage, while at the same time reaffirming the necessity to ascertain the relation between cause and effect and identify the entity that is actually liable for polluting. It must be noted that the Public Prosecutor of Siracusa commenced a criminal action against unknown persons in order to verify the effective contamination of the Augusta harbor and the risks relating to the execution of the clean-up project proposed by the Ministry. The technical assessment disposed by the Public Prosecutor generated the following outcomes: a) no public health risk in the Augusta harbor; b) absence of any involvement on part of Eni companies in the contamination; and c) drainages dangerousness. Based on those findings, the Public Prosecutor decided to dismiss the proceeding.
(v)	Claim for preventive technical inquiry - Court of Gela. In February 2012, Eni’s subsidiaries Raffineria di Gela SpA and Syndial SpA and the parent company Eni SpA (involved in this matter through the operations of the Refining & Marketing Division) were notified a claim issued by 18 parents of child born malformed in the municipality of Gela between 1992 and 2007. The claim for preventive technical inquiry aims at verifying the relation of causality between the malformation pathologies suffered by the children of the plaintiffs and the environmental pollution caused by the Gela site (pollution deriving from the existence and activities at the industrial plants of the Gela Refinery and Syndial SpA), quantifying the alleged damages suffered and eventually identifying the terms and conditions to settle the claim. The examination of the claims filed by the plaintiffs confirmed the lack of probatory evidences in the relation of causality. In any case, the same issue was the subject of previous inquiries in a number of proceedings, all resolved without the ascertainment of any illicit behavior on part of Eni or its subsidiaries. A technical appraisal of the matter is pending. Furthermore, 15 more claims were notified to Eni’s subsidiaries on the same matter. Those proceedings are ongoing.
(vi)	Environmental claim relating to the Municipality of Cengio - Plaintiffs: The Ministry for the Environment and the Delegated Commissioner for Environmental Emergency in the territory of the Municipality of Cengio. The Ministry for the Environment and the Delegated Commissioner for Environmental Emergency in the territory of the Municipality of Cengio summoned Eni’s subsidiary Syndial before a Civil Court to obtain a sentence condemning the Eni subsidiary to compensate the environmental damage relating to the site of Cengio. The plaintiffs accused Syndial of negligence in performing the clean-up and remediation of the site. On the contrary, Syndial believes to have executed properly and efficiently the clean-up work in accordance with the framework agreement signed with the involved administrations including the Ministry of the Environment in 2000. On February 6, 2013, a Court in Genoa sentenced the resumption of the proceeding and established a technical appraisal to verify the existence of the environmental damage.
(vii)	Eni SpA - Reorganization procedure of the airlines companies Volare Group, Volare Airlines and Air Europe - Prosecuting body: Delegated Commissioner. In March 2009, Eni and its subsidiary Sofid (now Eni Adfin) were notified of a bankruptcy claw back as part of a reorganization procedure filed by the airlines companies Volare Group, Volare Airlines and Air Europe which commenced under the provisions of Ministry of Production Activities, on November 30, 2004. The request regarded the override of all the payments made by those entities to Eni and Eni Adfin, as Eni agent for the receivables collection, in the year previous to the insolvency declaration from November 30, 2003 to November 29, 2004, for a total estimated amount of euro 46 million plus interest. Eni and Eni Adfin were admitted as defendants. After the conclusion of the investigation, a court ruled against the claims made by the commissioners of the reorganization procedures. The relevant sentence was filed on March 1, 2012. The commissioners filed a counterclaim against the first degree sentence.
(viii)	Reorganization procedure of Alitalia Linee Aeree Italiane SpA under extraordinary administration. On January 23, 2013, the Italian airline company Alitalia undergoing a reorganization procedure summoned before the Court of Rome Eni, Exxon Italia and Kuwait Petroleum Italia SpA to obtain a compensation for alleged damages caused by a presumed anticompetitive behavior on part of the three petroleum companies in the supply of jet fuel in the years 1998 through 2009. The claim was based on a deliberation filed by the Italian Antitrust Authority on June 14, 2006. The antitrust deliberation accused Eni and other five petroleum companies of anticompetitive agreements designed to split the market for jet fuel supplies and blocking the entrance of new players in the years 1998 through 2006. The antitrust findings were substantially endorsed by an administrative court. Alitalia has made a claim against the three petroleum companies jointly and severally presenting two alternative ways to assess the alleged damages. A first assessment of the overall damages amounted to euro 908 million. This was based on the presumption that the anti competitive agreements among the defendants would have prevented Alitalia from autonomously purchasing supplies of jet fuel in the years when the existence of the anti competitive agreements were ascertained by the Italian Antitrust Authority and in subsequent years until Alitalia ceased to operate airline activity. Alitalia asserts the incurrence of higher supply costs of jet fuel of euro 777 million excluding interest accrued and other items which add to the lower profitability caused by a reduced competitive position in the marketplace estimated at euro 131 million. An alternative assessment of the overall damage made by Alitalia stands at euro 395 million of which euro 334 million of higher purchase costs for jet fuel and euro 61 million of lower profitability due to the reduced competitive position on the marketplace.

2. Other judicial or arbitration proceedings

(i)	Saipem SpA - CEPAV Uno. Saipem holds an interest in the CEPAV Uno consortium (50.36%) which in 1991 signed a contract with TAV SpA (now RFI - Rete Ferroviaria Italiana SpA) for the construction of a fast-track railway infrastructure for high speed/high capacity trains from Milan to Bologna. An arbitration proceeding has arisen to define certain amounts claimed by the Consortium against the buyer for alleged changes in the scope of work, as the counterparties failed to reach an amicable settlement of the issues. The Arbitration Committee awarded the consortium an amount of euro 54.253 million that was disbursed by RFI on February 7, 2013. Then, the consortium filed three further claims amounting to euro 2,108 million to take into account alleged damages, higher costs incurred for changes in the scope of work and other factors in addition to interest accrued and revaluation. In February 2013, the Court of Rome rejected a recourse filed by RFI against the establishment of the relevant arbitration committees in charge of defining the new claims made by the consortium.

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(ii)	Fos Cavaou. An arbitration proceeding before the International Chamber of Commerce of Paris between the client company Société du Terminal Methanier Fos Cavaou (now FOSMAX LNG) and the contractor STS – a French consortium participated by Saipem SA (50%), Technimont SpA (49%) and Sofregaz SA (1%) – is pending. The memorandum filed by FOSMAX LNG supporting the arbitration proceeding claimed the payment of euro 264 million for damage payment, delay penalties and costs incurred for the termination of the works. Approximately euro 142 million of the total amount requested related to loss of profit, which is an item that cannot be compensated based on the existing contractual provisions with the exception of fraudulent and serious culpable behavior. STS filed counterclaim for a total amount of approximately euro 338 million as damage repayment due to the alleged excessive interference of FOSMAX LNG in the execution of the works and payment of extra works not recognized by the client. Both parties filed their memoranda. Management expects the arbitration proceeding to end the review of the issued by end of 2013 with a final arbitration as early as in 2014.

3. Antitrust, EU Proceedings, Actions of the Authority for Electricity and Gas and of Other Regulatory Authorities

(i)	Inquiries in relation to alleged anticompetitive agreements in the area of elastomers - Prosecuting Body: European Commission. On November 29, 2006, the European Commission ascertaining anticompetitive agreements in the field of BR and ESBR elastomers fined Eni and its subsidiary Polimeri Europa (actually Versalis) for an amount of euro 272.25 million. Eni and its subsidiary filed claims against this decision before the European Court of First Instance in February 2007. On July 13, 2011, the First Instance Court filed the decision to reduce the above mentioned fine to the amount of euro 181.5 million. In particular the Court annulled the increase of the fine related to the aggravating circumstance of recidivism. The companies involved in the decision and the European Commission filed a claim before the European Court of Justice. In addition the European Commission communicated to the decision to start an inquiry for the determination of a new sanction. The Company filed an appeal against this decision. The Commission communicated to Eni and Versalis the commencement of a new proceeding for a new evaluation of the existence of the requirement for the application of an increased fine based on the aggravating circumstance of recidivism. In August 2007, with respect to the above mentioned decision of the European Commission, Eni submitted a request for a negative ascertainment with the Court of Milan aimed at proving the non-existence of alleged damages suffered by tire BR/SBR manufacturers. The Court of Milan declared the appeal inadmissible. Eni appealed against the Court’s sentence. This appeal is still pending. In December 2012, the First Instance Court of the European Union reduced to euro 106 million the fine imposed to Eni and its subsidiary Polimeri Europa from the original amount of euro 132.16 million sanctioned on December 5, 2007, relating to alleged anti competitive practices in the in CR elastomers sector, with other chemical companies, in violation of Article 81 of EC Treaty and of Article 53 of SEE agreement. Eni and Versalis have appealed against this decision before the EU Court of Justice in order to obtain the complete annulment of the economic sanction. Also the European Commission has appealed against the decision.
(ii)	Inquiry in relation to gas transportation. In March 2012, the Italian Antitrust Authority started an inquiry targeting alleged anti competitive behavior charged to Eni in connection with the refusal to dispose of secondary transport capacity on the Transitgas and TAG pipelines to third parties. On June 1, 2012, Eni filed a proposal of commitments pursuant to Article 14-ter of Law 287/1990, aiming at settling the proceeding without the ascertainment of any illicit behavior. On September 6, 2012, the Authority accepted Eni proposal and stated that the commitments were binding.
(iii)	Consob investigation - Saipem SpA. Following the issue by Saipem SpA of its press release of January 29, 2013, in which it revised its 2012 earnings guidance and its outlook for 2013, Saipem received a communication from Consob dated January 31, 2013 asking it to describe the process of evaluation and the considerations that led to the decision to issue the press release in question, to describe the information and data used to arrive at the revision of its guidance for 2012 profits and 2013 revenues and profits and of its forecasts for 2014, and to provide a list of persons included in the register maintained pursuant to Article 115-bis of the Consolidated Finance Act who had access to the data and information referred to in the press release. Subsequently, in a letter dated February 1, 2013, Consob announced the commencement of an inspection of Saipem pursuant to Article 187-octies, paragraph 3 of Legislative Decree No. 58 of February 24, 1998 with the purpose of gathering documents and information regarding the preparation of the press release, the management of privileged information, and compliance with legislation concerning transactions by relevant parties. Subsequently, Consob requested additional information from Saipem in communications of February 8 and 25, 2013, including information concerning the variations between the last business plan approved prior to January 29, 2013 and the new 2013-2016 business plan.
Saipem promptly responded to the above communications supplying the documentation and information requested.

4. Court inquiries

(i)	EniPower SpA. In June 2004, the Milan Public Prosecutor commenced inquiries into contracts awarded by Eni’s subsidiary EniPower and on supplies from other companies to EniPower. These inquiries were widely covered by the media. It emerged that illicit payments were made by EniPower suppliers to a manager of EniPower who was immediately dismissed. The Court presented EniPower (commissioning entity) and Snamprogetti (now Saipem SpA) (contractor of engineering and procurement services) with notices of process in accordance with existing laws regulating the administrative responsibility of companies (Legislative Decree No. 231/2001). In accordance with its transparency and integrity guidelines, Eni took the necessary steps in acting as plaintiff in the expected legal action in order to recover any damage that could have been caused to Eni by the illicit behavior of its suppliers and of their and Eni employees. In the meantime, preliminary investigations have found that both EniPower and Snamprogetti are not to be considered defendants in accordance with existing laws regulating the administrative responsibility of companies (Legislative Decree No. 231/2001). In August 2007, Eni was

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notified that the Public Prosecutor requested the dismissal of EniPower SpA and Snamprogetti SpA, while the proceeding continues against former employees of these companies and employees and managers of the suppliers under the provisions of Legislative Decree No. 231/2001. Eni SpA, EniPower and Snamprogetti presented themselves as plaintiffs in the preliminary hearing. In the preliminary hearing related to the main proceeding on April 27, 2009, the Judge for the Preliminary Hearings requested all the parties that have not requested the plea-bargain to stand in trial, excluding certain defendants as a result of the statute of limitations. During the hearing on March 2, 2010, the Court confirmed the admission as plaintiffs of Eni SpA, EniPower SpA and Saipem SpA against the inquired parts under the provisions of Legislative Decree No. 231/2001. Further employees of the companies involved were identified as defendants to account for their civil responsibility. After the filing of the pleadings occurred in the hearing of July 12, 2011, the proceeding was postponed to September 20, 2011. In that date the Court of Milan concluded that nine persons were guilty for the above mentioned crimes. In addition they were condemned jointly and severally to the payment of all damages to be assessed through a dedicated proceeding and to the reimbursement of the proceeding expenses incurred by the plaintiffs. The Court also resolved to dismiss all the criminal indictments for 7 employees, representing some companies involved as a result of the statute of limitations while the trial ended with an acquittal or 15 individuals. In relation to the companies involved in the proceeding, the Court found that 7 companies are liable based on the provisions of Legislative Decree No. 231/2001, imposing a fine and the disgorgement of profit. Eni SpA and its subsidiaries, EniPower and Saipem which took over Snamprogetti, acted as plaintiffs in the proceeding also against the mentioned companies. The Court rejected the position as plaintiffs of the Eni Group companies, reversing a prior decision made by the Court. This decision may have been made probably on the basis of a pronouncement made by a Supreme Court which stated the illegitimacy of the constitution as plaintiffs made against any legal entity which is indicted under the provisions of Legislative Decree No. 231/2001. The Court filed the ground of the judgment on December 19, 2011. The condemned parties filed an appeal against the above mentioned decision.
(ii)	Trading. An investigation is pending regarding two former Eni managers who were allegedly bribed by third parties in connection with entering into certain transactions with two oil product trading companies. Within such investigation, on March 10, 2005, the Public Prosecutor of Rome notified Eni of two judicial measures for the seizure of documentation concerning Eni’s transactions with the said companies. Eni is acting as plaintiff in this proceeding. The Judge for the Preliminary Hearings rejected most of the dismissal requests issued by the Public Prosecutor. Basing on the decision of the Judge for the Preliminary Hearings, the Public Prosecutor of Rome notified Eni, as injured part, the summon against two former managers of the company charged of aggravated fraud related to the relevant patrimonial damage caused to the injured part through the abuse of working relations and activities. The First Judge dismissed the accusation for all the other defendants as a result of the statute of limitations.
(iii)	TSKJ Consortium Investigations by US, Italian, and other Authorities. Snamprogetti Netherlands BV has a 25% participation in the TSKJ Consortium companies. The remaining participations are held in equal shares of 25% by KBR, Technip, and JGC. Beginning in 1994 the TSKJ Consortium was involved in the construction of natural gas liquefaction facilities at Bonny Island in Nigeria. Snamprogetti SpA, the holding company of Snamprogetti Netherlands BV, was a wholly owned subsidiary of Eni until February 2006, when an agreement was entered into for the sale of Snamprogetti to Saipem SpA and Snamprogetti was merged into Saipem as of October 1, 2008. Eni holds a 43% participation in Saipem. In connection with the sale of Snamprogetti to Saipem, Eni agreed to indemnify Saipem for a variety of matters, including potential losses and charges resulting from the investigations into the TSKJ matter referred to below, even in relation to Snamprogetti subsidiaries. In recent years the proceeding was settled with the US Authorities and certain Nigerian Authorities, which had been investing into the matter. The proceeding is still pending before Italian judicial Authorities.
The proceedings in the US: following an investigation that lasted several years, in 2010 the Department of Justice and the SEC entered into settlements with each of the TSKJ consortium members. In particular, in July 2010, Snamprogetti Netherlands BV entered into a deferred prosecution agreement with the DoJ, consented to the filing of a criminal information, and agreed to pay a fine of $240 million. In addition Snamprogetti Netherlands BV and Eni reached an agreement with the SEC to resolve the investigation and jointly agreed to pay disgorgement to the SEC of $125 million. All amounts due to the US authorities were paid by Eni in accordance with the indemnity granted by Eni in connection with its sale of Snamprogetti to Saipem. Following the two-year period set out in the deferred prosecution agreement, in September 2012 the DoJ dismissed the criminal information filed against Snamprogetti Netherlands BV, thereby dismissing the criminal proceeding against Snamprogetti Netherlands BV.
The proceedings in Italy: beginning in 2004, the TSKJ matter has prompted investigations by the Public Prosecutor’s office of Milan against unknown persons. Since March 10, 2009, the Company has received requests of exhibition of documents from the Public Prosecutor’s office of Milan. The events under investigation cover the period since 1994 and also concern the period of time subsequent to the June 8, 2001, enactment of Italian Legislative Decree No. 231 concerning the liability of legal entities. On August 12, 2009, a decree issued by the Judge for the Preliminary Investigations at the Court of Milan was served on Eni (and on July 31, 2009 on Saipem SpA, as legal entity incorporating Snamprogetti SpA). The decree set a hearing in Court in relation to a proceeding ex Legislative Decree No. 231 of June 8, 2001 whereby the Public Prosecutor of Milan is investigating Eni SpA and Saipem SpA for liability of legal entities arising from offences involving international corruption charged to former managers of Snamprogetti SpA. The Public Prosecutor of Milan requested Eni SpA and Saipem SpA to be debarred from activities involving – directly or indirectly – any agreement with the Nigerian National Petroleum Corporation and its subsidiaries. The events referred to the request of precautionary measures of the Public Prosecutor of Milan cover TSKJ Consortium practices during the period from 1995 to 2004. In this regard, the Public Prosecutor claimed the inadequacy and violation of the organizational, management and control model adopted to prevent those offences charged to people subject to direction and supervision. On November 17, 2009, the Judge for the Preliminary Investigations rejected the request of precautionary measures of disqualification filed by the Public Prosecutor of Milan against Eni and Saipem. The Public Prosecutor

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of Milan appealed the abovementioned decision before the Third Instance Court. The Court decided that the request of precautionary measures be admissible according to Legislative Decree No. 231/2001 even in the case of international corruption. The issue would be subsequently examined by the Re-examination Court of Milan. On February 18, 2011, the Public Prosecutor of Milan, with respect to the guarantee payment amounting to euro 24,530,580, even in the interest of Saipem SpA, renounced to contest the decision of rejection of precautionary measures of disqualification for Eni SpA and Saipem SpA issued by the Judge for the Preliminary Hearings. In the hearing of February 22, 2011, the Appeal Court, taking note of the abovementioned renounce, declared inadmissible the appeal of the Public Prosecutor of Milan and closed the proceeding related to the request of precautionary measures of disqualification for Eni SpA and Saipem SpA. On November 3, 2010, the defense of Saipem was notified the conclusion of the investigations relating to the proceeding pending before the Court of Milan trough a deed by which the Court evidenced the alleged violations made by the five former Snamprogetti SpA (now Saipem SpA) and Saipem SpA being the parent company of Snamprogetti. The deed does not involve the Eni Group parent company Eni SpA. The charged crimes involve alleged corruptive events that have occurred in Nigeria after July 31, 2004. It is also stated the aggravating circumstance that Snamprogetti SpA reported a relevant profit (estimated at approximately $65 million). On December 3, 2010, the defense of Saipem was notified the opening of a proceeding with the first hearing scheduled for December 20, 2010. In the hearing of January 26, 2011, the Public Prosecutor requested five former employees of Snamprogetti SpA (now Saipem) and Saipem SpA (as legal entity incorporating Snamprogetti) to stand trial in the hearing scheduled for April 2011. In the hearing of February 2, 2012, although the term for the occurrence of the statute of limitations for the individuals who are acting as plaintiffs was expired, the Public Prosecutor raised an issue of constitutional legitimacy for the incompatibility between the internal and international legislation on the statute of limitation, in particular the OECD convention on the fight against the international corruption. The Court dismissed the case with respect to the position of the individuals who were acting as plaintiffs for the expiration of the statute of limitations while the proceeding continues for Saipem SpA. In the hearing of July 12, 2012, the Judge reviewed the technical consultants of the defendant and the appraiser reports were filed. After a number of postponements at the final hearing held on February 5, 2013, Saipem defense raised an issue of constitutional legitimacy in relation to certain provisions of Legislative Decree No. 231/2001 relating to the alleged crimes under investigation. In the subsequent hearing of March 26, 2013, the Court of Milan rejected the issues of constitutional legitimacy raised by the Company as they were considered groundless. In the same hearing the Public Prosecutor required Saipem SpA to pay a fine amounting to euro 900,000 and the disgorgement of the guarantee payment of euro 24,530,580, made by Snamprogetti Netherlands BV to the Public Prosecutor of Milan in February 2011. The hearing was postponed to May 21, 2013 when the Company will present its defensive memorandum. It is worth mentioning that the Board of Directors of Eni and Saipem in 2009 and 2010, respectively approved new guidelines and anti-corruption policies regulating Eni and Saipem management of the business. The guidelines integrated anti-corruption policies of the Company, aligning them to the international best practices, optimizing the compliance system and granting the highest respect of Eni, Saipem and their workers of the Code of Ethics, 231 Model and national and international anti-corruption policies.
(iv)	Gas metering. In May 2007, a seizure order (in respect to certain documentation) was served upon Eni and other Group companies as part of a proceeding brought by the Public Prosecutor at the Court of Milan. The order was also served upon five top managers of the Group companies in addition to third party companies and their top managers. The investigation alleges behavior which breaches Italian Criminal Law, starting from 2003, regarding the use of instruments for measuring gas, the related payments of excise duties and the billing of clients as well as relations with the Supervisory Authorities. The allegation regards, inter alia, the offense contemplated by Legislative Decree of June 8, 2001, No. 231, which establishes the liability of the legal entity for crimes committed by its employee in the interests of such legal entity, or to its advantage. Accordingly, notice of the commencement of investigations was served upon Eni Group companies (Eni, Snam Rete Gas and Italgas) as well as third party companies. In relation to this proceeding, the Public Prosecutor of Milan requested the dismissal for certain people indicted, including a top manager as the Prosecutor did not find sufficient elements to support the indictment in a possible trial. The request was preceded by a request of dismissal from the principal proceeding of the dismissed people. On January 24, 2012, the Judge for the Preliminary Hearing disposed the dismissal of these people.
Croatian gas metering: this was a new proceeding part of the principal proceeding described above. On November 26, 2009, a notice of conclusion of the preliminary investigation was served to Eni’s Group companies whereby 12 Eni employees, also including former employees, are under investigation. The exceptions filed in the notice include: (i) violations pertaining to recognition and payment of the excise on natural gas amounting to euro 20.2 billion; (ii) violations or failure in submitting the annual statement of gas consumption and/or in the annual declarations to be filed with the Duty Authority or the Authority for Electricity and Gas; and (iii) a related obstacle which has been allegedly posed to the monitoring functions performed by the Authority for Electricity and Gas. In the subsequent hearing of January 24, 2012, the Judge resolved to dismiss the proceeding against all defendants. The Public Prosecutor filed an appeal against this decision before the Third Instance Court. The appeal did not refer to all the defendants but only to some of them. On February 11, 2013, the Court rejected the appeal referred to Eni and its subsidiaries positions in particular (i) declaring its inadmissibility in relation to one of the defendants and (ii) dismissing it for all the other alleged crimes. The decision filed by the Judge for Preliminary Hearing is therefore irrevocable.
Gas metering excise: on December 20, 2010, as a result of a further dismissal of judicial position from the main proceeding, the Public Prosecutor of Milan notified to nine employees and former employees of Eni (in particular belonging to the Gas & Power Division) the conclusion of the investigation related to the crime under the provisions of Article 40 (violations pertaining to recognition and payment of the excise on mineral oils) of Legislative Decree No. 504 of October 26, 1995. The deed also disputed certain violations pertaining to subtraction of taxable amounts and missed payments of excise taxes on natural gas amounting to euro 0.47 billion and euro 1.3 billion, respectively. The Duty Authority of Milan, responsible for the collection of dodged taxes, considering the documentation filed by Eni,

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reduced the amount initially claimed by the Public Prosecutor to euro 114 million of dodged taxes. The Duty Authority also stated that it would reassess that amount considering further evidence arising from the criminal proceeding. The Judge resolved to dismiss the proceeding against all defendants because the fact did not constitute an offence. The Public Prosecutor filed an appeal against this decision before the Third Instance Court.
(v)	Algeria - Corruption investigation. Authorities in Italy and in other Countries are investigating allegations of corrupt payments that would have occurred in Algeria in connection with the award of certain contracts to Saipem. On February 4, 2011, Eni received from the Public Prosecutor of Milan an information request pursuant to Article 248 of the Italian Code of Criminal Procedure. The notification was then forwarded to Eni’s subsidiary Saipem SpA since this matter is primarily in its area of responsibility. The request related to allegations of international corruption and pertained to certain activities performed by Saipem Group companies in Algeria (in particular the contract between Saipem and Sonatrach relating to the construction of the GK3 gas pipeline and the contract between Galsi, Saipem and Technip relating to the engineering of the ground section of a gas pipeline). The crime of international corruption is among the offenses contemplated by Legislative Decree of June 8, 2001, No. 231 relating to corporate responsibility for crimes committed by employees. Saipem promptly began to collect documentation in response to the requests of the Public Prosecutor. The documents were produced on February 16, 2011. Eni also filed documentation relating to the MLE project (in which the Eni’s E&P Division participates), with respect to which investigations in Algeria are ongoing. On November 22, 2012, the Public Prosecutor of Milan served Saipem a notice stating that it had commenced an investigation for alleged liability of the Company for international corruption in accordance to Article 25, second and third paragraph of Legislative Decree 231/2001. Furthermore the prosecutor requested the production of certain documents relating to certain activities in Algeria. Subsequently, on November 30, 2012, Saipem was served a notice of seizure, then, on December 18, 2012, a request for documentation and finally, on January 16, 2013, a search warrant was issued, in order to acquire further documentation. On February 7, 2013, on mandate from the Public Prosecutor of Milan, the Italian financial police visited Eni’s headquarters in Rome and San Donato Milanese and executed searches and seized documents relating to Saipem’s activity in Algeria. On the same occasion, Eni was served a notice that an investigation had commenced in accordance with Article 25, third and fourth paragraph of Legislative Decree 231/2001 with respect to Eni, Eni’s CEO, Eni’s former CFO, and another senior manager. The investigation relates to alleged corruption which, according to the Public Prosecutor, had occurred with regard to certain contracts awarded to Saipem in Algeria up until March 2010. The former CEO and the former COO of the business unit Engineering & Construction of Saipem, as well as other Saipem employees and former employees are under investigation. Saipem has promptly undertaken management and administrative changes, irrespective of any liability that might result from the investigations. Saipem has commenced an internal investigation in relation to the contracts in question with the support of external advisors; such internal investigation is conducted in agreement with the statutory bodies deputed to the Company’s control and the Italian Public Prosecutor has been informed of this internal investigation. In addition, Saipem has commenced a review aiming at verifying the correct application of internal procedures and controls relating to anti-corruption and prevention of illicit activities, with the assistance of external consultants. Saipem is cooperating with the Italian judicial Authority. The evaluation is ongoing. Eni has commenced its own evaluation which is ongoing. The above mentioned proceeding has been unitized in Italy with another proceeding relating to certain Eni’s activities performed in Iraq and Kazakhstan (see below). Investigations are also ongoing in Algeria where the bank accounts of a Saipem’s subsidiary, Saipem Contracting Algérie, have been blocked by the Algerian Authorities. Currently two bank accounts with a balance equivalent to euro 79 million are blocked as of January 25, 2013. In September 2012, a notice of investigation was served to Saipem Contracting Algérie SpA. Saipem Contracting Algérie SpA is alleged to have taken advantage of the authority or influence of representatives of a government owned industrial and trading company in order to inflate prices in relation to contracts awarded by said company. On January 30, 2013, the judicial Authority in Algeria ordered Saipem’s Algerian subsidiary to stand trial and reaffirmed the blockage of the above mentioned bank accounts. Saipem Contracting Algérie has lodged an appeal against this decision before the Supreme Court. On March 24, 2013, relevant authorities executed searches on Saipem Contracting Algérie headquarters.
(vi)	Libya. On June 10, 2011, Eni received by the US SEC a formal judicial request of collection and presentation of documents (subpoena) related to Eni’ s activity in Libya from 2008 until now. The subpoena is related to an ongoing investigation without further clarifications or specific alleged violations in connection to "certain illicit payments to Libyan officials" possibly violating the US Foreign Corruption Practice Act. At the end of December 2011, Eni received a request for the collection of further documentation aiming at integrating the subpoena previously received. Documentation and information requested have been collected by the relevant company functions and then forwarded to the US SEC. Following a number of contacts with the US SEC, in a meeting on October 16, 2012, Eni legal team provided additional documentations and clarifications.
(vii)	Iraq - Kazakhstan. A criminal proceeding is pending before the Public Prosecutor of Milan in relation to alleged crimes of international corruption involving Eni’s activities in Kazakhstan regarding the management of the Karachaganak plant and the Kashagan project, as well as handling of assignment procedures of work contracts by Agip KCO. The crime of "international corruption" is sanctioned, in accordance to the Italian criminal code, by Legislative Decree June 8, 2001, No. 231, which holds legal entities liable for the crimes committed by their employees on their behalf. The Company has filed the documents collected and is fully collaborating with the Public Prosecutor. A number of managers and a former manager are involved in the investigation. The above mentioned proceeding has been reunified with another (the so-called "Iraq proceeding") regarding a parallel proceeding related to Eni’s activities in Iraq, disclosed in the following paragraphs. On June 21, 2011, Eni Zubair SpA and Saipem SpA in Fano (Italy) were notified that a search warrant had been issued to search the offices and homes of certain employees of the Group and of certain third parties. In particular

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Eni Annual Report / Notes to the Consolidated Financial Statements

the homes and offices of an employee of Eni Zubair and a manager of Saipem were searched by the Authorities. The accusation is of criminal conspiracy and corruption in relation with the activity of Eni Zubair in Iraq and of Saipem in the "Jurassic" project in Kuwait. The Public Prosecutor of Milan has associated Eni Zubair, Eni and Saipem with the accusations as a result of the alleged illicit actions of their employees. Eni considers those employees to have breached the Company’s Code of Ethics. The Eni Zubair employee resigned and the Company, accepting the resignation, reserved the right to take action against the individual to defend its interests and subsequently commenced a legal action against the other persons mentioned in the seizure act. Notwithstanding that the Eni Group companies appear to be offended parties in respect of the illicit conduct under investigation associated with these accusations, Eni SpA and Saipem SpA also received, at the same time the search warrant was issued, a notification pursuant to the Legislative Decree No. 231/2001. Eni SpA was notified by the Public Prosecutor of a request of extension of the preliminary investigations that has led up to the involvement of another employee as well as other suppliers in the proceeding. Eni performed a review of the whole matter also with the support of an external consulting firm which issued its final appraisal report on July 25, 2012. According to the opinion of its legal team, the Company’s watch structure and Internal control committee, Saipem too commenced through its Internal Audit department an internal review about the project with the support of an external consultant. The Public Prosecutor of Milan requested Eni SpA to be debarred for one year and six months from performing any industrial activities involving the production sharing contract of 1997 with the Republic of Kazakhstan and in the subsequent administrative or commercial arrangements, or the prosecution of the mentioned activities under the supervision of a commissioner pursuant to Article 15 of the Legislative Decree No. 231 of 2001. In the hearing of May 29, 2012, Eni legal team have filed a defensive memorandum; on August 1, 2012, the Public Prosecutor filed further documentation supporting the request of precautionary measures. After the hearing of November 14, 2012, the decision of the Judge for Preliminary Investigation is still pending.

5. Tax Proceedings

Italy
(i)	Eni SpA. Dispute for the omitted payment of a municipal tax related to oil platforms located in territorial waters in the Adriatic Sea. With a formal assessment presented in December 1999, the Municipality of Pineto (Teramo) claimed Eni SpA to have omitted payment of a municipal tax on real estate for the period from 1993 to 1998 on four oil platforms located in the Adriatic Sea which constitute municipal waters. Eni was requested to pay a total of approximately euro 17 million including interest and a fine. Eni filed a counterclaim stating that the sea where the platforms are located is not part of the municipal territory and the tax application as requested by the Municipality lacked objective fundamentals. The claim has been accepted in the first two degrees of judgment at the Provincial and Regional Tax Commissions. However, the supreme degree Court overturned both judgments, declaring that a Municipality can consider requesting a tax on real estate in the sea facing its territory and with the decision of February 2005 sent the proceeding to another section of the Regional Tax Commission in order to Judge on the matters of the proceeding. This commission requested an independent consultant to assessing the tax and technical aspects of the matter. The independent consultant confirmed that Eni’s offshore installations lack any ground to be subject to the municipal tax that was claimed by the local Municipality. Those findings were accepted by the Regional Tax Commission with a ruling made on January 19, 2009. On January 25, 2011, the Municipality notified to Eni an appeal to the Supreme Degree Court for the cancellation of the above mentioned sentence. Also on December 28, 2005, the Municipality of Pineto presented similar claims relating to the same Eni platforms for the years 1999 to 2004. The total amount requested was euro 25 million including interest and penalties. Eni filed a claim against this claim which was accepted by the First Degree Judge with a decision of December 4, 2007. Also a second degree court ruled in favor of Eni’s recourses with a sentence filed in June 2012. Terms are pending to file a counterclaim before a third degree court.
Similar formal assessments related to Eni oil and gas offshore platforms were presented by the Municipalities of Falconara Marittima, Tortoreto, Pedaso, and also from 2009 the Gela Municipality. The total amounts of those claims were approximately euro 7.5 million. The Company filed appeal against all those claims. A tax commission in Sicily ruled in favor of Eni accepting the recourse against the tax claims presented by the municipality of Gela.

Outside Italy
(i)	Eni Angola Production BV. In 2009 the Ministry of the Finance of Angola, following a fiscal audit, filed a notice of tax assessment for fiscal years 2002 to 2007 in which it claimed the improper deductibility of amortization charges recognized on assets in progress related to the payment of the Petroleum Income Tax that was made by Eni Angola Production BV as co-operator of the Cabinda concession. The Company filed an appeal against this decision. The judgment is still pending before the Supreme Court. Eni accrued a provision with respect to this proceeding.
(ii)	Eni’s subsidiary in Indonesia. A tax proceeding is pending against Eni’s subsidiary Lasmo Sanga Sanga Ltd as the Tax Administration of Indonesia has questioned the application of a tax rate of 10% on the profit earned by the local branch of Eni’s subsidiary for fiscal years 2002 through 2009. Eni’s subsidiary, which is resident in the UK for tax purposes, believes that the 10% tax rate is warranted by the current treaty for the avoidance of double taxation. On the contrary, the Tax Administration of Indonesia has claimed the application of the local tax rate of 20%. The greater taxes due in accordance to the latter rate have been disbursed amounting to 130 million USD including interest expense. Eni’s subsidiary has filed an appeal claiming the opening of an amicable procedure to settle the matter and avoid bearing a tax regime not in compliance with the UK/Indonesia treaty.

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6. Settled proceedings

(i)	Summon before the Court of Venice for environmental damages allegedly caused to the lagoon of Venice by the Porto Marghera plants. The proceeding was settled due to the transaction agreement incurred between Syndial and the Province of Venice. The amount paid for the settlement of the proceeding is immaterial.
(ii)	Syndial SpA (former EniChem SpA). Alleged pollution caused by the activity of the Mantova plant. Following the transaction agreement incurred in July 2012, between The Ministry for the Environment and Syndial for the repayment of the environmental damage related to the contamination caused by the water discharges of the Mantova plant, the proceeding could be considered virtually settled. The amount paid for the settlement of the proceeding is immaterial.

Assets under concession arrangements
Eni operates under concession arrangements mainly in the Exploration & Production segment and the Refining & Marketing segment. In the Exploration & Production segment contractual clauses governing mineral concessions, licenses and exploration permits regulate the access of Eni to hydrocarbon reserves. Such clauses can differ in each Country. In particular, mineral concessions, licenses and permits are granted by the legal owners and, generally, entered into with government entities, State oil companies and, in some legal contexts, private owners. As a compensation for mineral concessions, Eni pays royalties and taxes in accordance with local tax legislation. Eni sustains all the operation risks and costs related to the exploration and development activities and it is entitled to the productions realized. In Production Sharing Agreement and in buy-back contracts, realized productions are defined on the basis of contractual agreements drawn up with State oil companies which hold the concessions. Such contractual agreements regulate the recovery of costs incurred for the exploration, development and operating activities (cost oil) and give entitlement to the own portion of the realized productions (profit oil). In the Refining & Marketing segment several service stations and other auxiliary assets of the distribution service are located in the motorway areas and they are granted by the motorway concession operators following a public tender for the sub-concession of the supplying of oil products distribution service and other auxiliary services. Such assets are amortized over the length of the concession (generally, 5 years for Italy). In exchange of the granting of the services described above, Eni provides to the motorway companies fixed and variable royalties on the basis of quantities sold. At the end of the concession period, all non-removable assets are transferred to the grantor of the concession. Assets under concessions relating to natural gas storage in Italy and to the gas distribution of the Gas & Power segment pertained to Gruppo Snam that was deconsolidated following the sale of control.

Environmental regulations
Risks associated with the footprint of Eni’s activities on the environment, health and safety are described in "Financial Review", paragraph "Risk factors and uncertainties". In the future, Eni will sustain significant expenses in relation to compliance with environmental, health and safety laws and regulations and for reclaiming, safety and remediation works of areas previously used for industrial production and dismantled sites. In particular, regarding the environmental risk, management does not currently expect any material adverse effect upon Eni’s consolidated financial statements, taking account of ongoing remedial actions, existing insurance policies and the environmental risk provision accrued in the consolidated financial statements. However, management believes that it is possible that Eni may incur material losses and liabilities in future years in connection with environmental matters due to: (i) the possibility of as yet unknown contamination; (ii) the results of the ongoing surveys and the other possible effects of statements required by Legislative Decree No. 152/2006 of the Ministry for the Environment; (iii) new developments in environmental regulation; (iv) the effect of possible technological changes relating to future remediation; and (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

Emission trading
Legislative Decree No. 216 of April 4, 2006, implemented the Emission Trading Directive 2003/87/EC concerning greenhouse gas emissions and Directive 2004/101/EC concerning the use of carbon credits deriving from projects for the reduction of emissions based on the flexible mechanisms devised by the Kyoto Protocol. This European emission trading scheme has been in force since January 1, 2005, and on this matter, on November 27, 2008, the National Committee for Emissions Trading Scheme (Ministry for the Environment-Mse) published the Resolution 20/2008 defining emission permits for the 2008-2012 period. Eni was assigned permits corresponding to 122.9 million tonnes of carbon dioxide (of which, 24.9 in 2008, 24.9 in 2009, 24.6 in 2010, 24.4 in 2011, 24.1 in 2012) and in addition to approximately 3.3 million of permits expected to be assigned with respect to new plants in the five-year period 2008-2012. Emission quotas of new plants include only those physically assigned and recorded in the emissions registry. Emissions of carbon dioxide from Eni’s plants were lower than permits assigned in 2012. Against emissions of carbon dioxide amounted to approximately 22.1 million tonnes, emission permits amounting to 25.0 million tonnes were assigned (including the permits assigned with respect to new plants), determining a 2.9 million tonnes surplus not recognized as asset in the balance sheet.

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35 Revenues

Net sales from operations

(euro million)	2010	2011	2012
Net sales from operations	96,958	107,248	126,482
Change in contract work in progress	(341)	442	738
	96,617	107,690	127,220

Net sales from operations were stated net of the following items:

(euro million)	2010	2011	2012
Excise taxes	11,785	11,863	13,308
Exchanges of oil sales (excluding excise taxes)	1,868	2,470	2,177
Services billed to joint venture partners	2,996	3,375	4,422
Sales to service station managers for sales billed to holders of credit cards	2,150	1,810	2,010
Exchanges of other products	79	9
	18,878	19,527	21,917

Net sales from operations of euro 126,482 million included revenues recognized in connection with contract works in the Engineering & Construction segment for euro 10,914 million (euro 8,779 million and euro 10,510 million in 2010 and 2011, respectively).
Net sales from operations by industry segment and geographic area of destination are disclosed in note 41 - Information by industry segment and geographic financial information.
Net sales from operations with related parties are disclosed in note 42 - Transactions with related parties.

Other income and revenues

(euro million)	2010	2011	2012
Gains from sale of assets	262	97	701
Lease and rental income	83	96	94
Contract penalties and other trade revenues	43	21	69
Gains on price adjustments under overlifting/underlifting transactions	50	99	67
Compensation for damages	46	66	56
Other proceeds (*)	483	547	559
	967	926	1,546

(*) Each individual amount included herein was lower than euro 50 million.

Gains from the sale of assets of euro 701 million included euro 678 million of gains relating to the Exploration & Production segment.
Other income and revenues with related parties are disclosed in note 42 - Transactions with related parties.

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36 Operating expenses

Purchase, services and other

(euro million)	2010	2011	2012
Production costs - raw, ancillary and consumable materials and goods	48,407	60,826	74,767
Production costs - services	14,939	13,551	15,354
Operating leases and other	2,997	3,045	3,434
Net provisions for contingencies	1,401	527	871
Other expenses	1,252	1,140	1,342
	68,996	79,089	95,768
less:
- capitalized direct costs associated with self-constructed assets - tangible assets	(159)	(226)	(326)
- capitalized direct costs associated with self-constructed assets - intangible assets	(63)	(68)	(79)
	68,774	78,795	95,363

Services included brokerage fees related to the Engineering & Construction segment for euro 6 million (euro 26 million and euro 12 million in 2010 and 2011, respectively).
Costs incurred in connection with research and development activity recognized in profit and loss amounted to euro 211 million (euro 218 million and euro 190 million in 2010 and 2011, respectively) as they did not meet the requirements to be recognized as long-lived assets.
Operating leases and other comprised operating leases for euro 1,432 million (euro 1,388 million and euro 1,295 million in 2010 and 2011, respectively) and royalties on the extraction of hydrocarbons for euro 1,555 million (euro 1,214 million and euro 1,295 million in 2010 and 2011, respectively).
Other expenses of euro 1,342 million included losses on disposal of tangible and intangible assets for euro 158 million.
Future minimum lease payments expected to be paid under non-cancelable operating leases are provided below:

(euro million)	2010	2011	2012
To be paid within 1 year	1,022	838	722
Between 2 and 5 years	2,276	1,380	1,289
Beyond 5 years	751	254	560
	4,049	2,472	2,571

Operating leases primarily regarded drilling rigs, time charter and long-term rentals of vessels, lands, service stations and office buildings. Such leases did not include renewal options. There are no significant restrictions provided by these operating leases which may limit the ability of Eni to pay dividends, use assets or take on new borrowings.
Risk provisions net of reversal of unused provisions amounted to euro 871 million (euro 1,401 million and euro 527 million in 2010 and 2011, respectively) and mainly related to price revisions at certain gas purchase and sale long-term contracts also subjected to arbitration procedures of euro 496 million (net reversals of euro 182 million in 2010 and net provisions of euro 144 million in 2011) and environmental liabilities amounting to euro 67 million (net provisions of euro 1,344 million and euro 174 million in 2010 and 2011, respectively). More information is provided in note 27 - Provisions for contingencies.

Payroll and related costs

(euro million)	2010	2011	2012
Wages and salaries	3,299	3,435	3,886
Social security contributions	631	675	674
Cost related to employee benefits plans	154	148	148
Other costs	557	334	187
	4,641	4,592	4,895
less:
- capitalized direct costs associated with self-constructed assets - tangible assets	(168)	(144)	(182)
- capitalized direct costs associated with self-constructed assets - intangible assets	(45)	(44)	(55)
	4,428	4,404	4,658

Other costs of euro 187 million (euro 557 million and euro 334 million in 2010 and 2011, respectively) comprised costs for defined contribution plans of euro 100 million (euro 95 million and euro 94 million in 2010 and 2011, respectively) and provisions for redundancy incentives of euro 64 million (euro 400 million and euro 203 million in 2010 and 2011, respectively).
Cost related to employee benefit plans are described in note 28 - Provisions for employee benefits.

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Average number of employees
The Group average number and break-down of employees by category is reported below:

(number)	2010	2011	2012
Senior managers	1,446	1,461	1,471
Junior managers	12,616	12,796	12,976
Employees	34,265	35,309	37,258
Workers	24,288	23,605	23,501
	72,615	73,171	75,206

The average number of employees was calculated as average between the number of employees at the beginning and end of the period. The average number of senior managers included managers employed and operating in foreign subsidiaries, whose responsibility and position are comparable to those of a senior manager.

Stock-based compensation
In 2009, Eni terminated any stock-based incentive schemes. Information provided below is about the residual activity of past stock incentive schemes.
Stock options plans outstanding as of December 31, 2012 entitled Eni’s Group companies top managers and managers with strategic responsibilities (excluding Group listed subsidiaries) to no consideration grants to purchase treasury shares with a 1 to 1 ratio. The strike price was determined as arithmetic average of official prices registered on the Mercato Telematico Azionario in the month preceding the grant date or the average carrying amount of treasury shares as of the day preceding the grant, if greater.
At December 31, 2012, 8,259,520 options were outstanding for the purchase of 8,259,520 Eni ordinary shares (no par value). The break-down of outstanding options was the following:

Rights outstanding as of Dec. 31, 2012 (number)	Weighted-average strike price of rights outstanding as of Dec. 31, 2012 (euro)
Stock option plan 2005	3,281,500	22.514
Stock option plan 2007	1,707,720	27.451
Stock option plan 2008	3,270,300	22.540
	8,259,520

At December 31, 2012, the residual life of the stock option plans were 7 months for the 2005 plan, 7 months for the 2007 plan and 1 year and 7 months for the 2008 plan.
The scheme evolution is provided below:

2010	2011	2012

Number of shares	Average strike price (euro)	Market price (a) (euro)	Number of shares	Average strike price (euro)	Market price (a) (euro)	Number of shares	Average strike price (euro)	Market price (a) (euro)
Rights outstanding as of January 1	19,482,330	23.576	17.811	15,737,120	23.005	16.398	11,873,205	23.101	15.941
Rights exercised in the year	(88,500)	14.941	16.048	(208,900)	14.333	16.623	(93,000)	16.576	16.873
Rights cancelled in the year	(3,656,710)	26.242	16.918	(3,655,015)	23.187	17.474	(3,520,685)	22.233	16.637
Rights outstanding as of December 31	15,737,120	23.005	16.398	11,873,205	23.101	15.941	8,259,520	23.545	18.457
of which exercisable as of December 31	8,896,125	23.362	16.398	11,863,335	23.101	15.941	8,243,205	23.544	18.457

(a) Market price relating to new rights granted, rights exercised in the period and rights cancelled in the period corresponds to the average market value (arithmetic average of official prices recorded on Mercato Telematico Azionario in the month preceding: (i) the date of the Board of Directors resolution regarding the stock option assignment; (ii) the date on which the emission/transfer of the shares granted were recorded in the grantee’s securities account; and (iii) the date of the unilateral termination of employment for rights cancelled), weighted with the number of shares. Market price of stock at the beginning and end of the year is the price recorded at December 31.

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The fair value of stock options granted during the year 2005 was euro 3.33 per share. For 2007 and 2008 the average fair value weighted with the number of options granted was euro 2.98 and euro 2.60 per share, respectively.

The fair value was determined by applying the following assumptions:

2005	2007	2008
Risk-free interest rate	(%)	2.5	4.7	4.9
Expected life	(years)	8	6	6
Expected volatility	(%)	21.0	16.3	19.2
Expected dividends	(%)	4.0	4.9	6.1

Costs of the year related to stock option plans amounted to euro 12 million and euro 3 million in 2010 and 2011, respectively, and no costs in 2012.

Compensation of key management personnel
Compensation of personnel holding key positions in planning, directing and controlling the Eni Group subsidiaries, including executive and non-executive officers, general managers and managers with strategic responsibilities in office at end of each year amounted (including contributions and ancillary costs) to euro 33 million, euro 34 million and euro 33 million for 2010, 2011 and 2012, respectively, and consisted of the following:

(euro million)	2010	2011	2012
Wages and salaries	20	21	21
Post-employment benefits	1	1	1
Other long-term benefits	10	10	11
Indemnities upon termination of employment		2
Stock option	2
	33	34	33

Compensation of Directors and Statutory Auditors
Compensation of Directors amounted to euro 9.7 million, euro 8.4 million and euro 13.2 million for 2010, 2011 and 2012, respectively. Compensation of Statutory Auditors amounted to euro 0.511 million, euro 0.513 million and euro 0.467 million in 2010, 2011 and 2012, respectively.
Compensations included emoluments and social security benefits due for the office as director or statutory auditor held at the parent company Eni SpA or other Group subsidiaries, which was recognized as cost to the Group, even if not subjected to personal income tax.

Other operating income (loss)

(euro million)	2010	2011	2012
Net gains (losses) on non-hedging and trading derivatives	118	188	(153)
Net gains (losses) on fair value hedging derivatives			(4)
Net gains (losses) on cash flow hedging derivatives	13	(17)	(1)
	131	171	(158)

Net losses on trading and non-hedging derivatives related to: (i) gains and losses on fair value measurement and settlement of commodity derivatives entered into by the Gas & Power segment to optimize commercial margins and by Eni Trading & Shipping SpA for trading activities (net loss of euro 13 million); (ii) gains and losses on fair value measurement and settlement of commodity derivatives which could not be elected for hedge accounting under IFRS because they related to net exposure to commodity risk (net loss of euro 141 million); (iii) fair value evaluation at certain derivatives embedded in the pricing formulas of long-term gas supply contracts in the Exploration & Production segment (net gain of euro 1 million).
Net losses on fair value hedging derivatives related to hedging operations entered into during the 2012 for the pricing of future oil purchase and sale contracts.
Net losses on cash flow hedging derivatives related to the ineffective portion of the hedging relationship which was recognized through profit and loss in the Gas & Power segment.
Operating costs are disclosed in note 42 - Transactions with related parties.

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Depreciation, depletion, amortization and impairments

(euro million)	2010	2011	2012
Depreciation, depletion and amortization:
- tangible assets	6,775	6,178	7,335
- intangible assets	1,572	1,582	2,208
	8,347	7,760	9,543
Impairments:
- tangible assets	257	891	1,609
- intangible assets	431	154	2,417
	688	1,045	4,026
less:
- reversal of impairments - tangible assets		(15)	(3)
- capitalized direct costs associated with self-constructed assets - tangible assets	(2)	(3)	(1)
- capitalized direct costs associated with self-constructed assets - intangible assets	(2)	(2)	(4)
	9,031	8,785	13,561

Depreciation, depletion, amortization and impairments by industry segment are disclosed in note 41 - Information by industry segment and geographic information.

37 Finance income (expense)

(euro million)	2010	2011	2012
Finance income (expense)
Finance income	6,109	6,376	7,218
Finance expense	(6,727)	(7,410)	(8,274)
	(618)	(1,034)	(1,056)
Gain (loss) on derivative financial instruments	(131)	(112)	(251)
	(749)	(1,146)	(1,307)

The break-down by lenders or type of net finance gains or losses is provided below:

(euro million)	2010	2011	2012
Finance income (expense) related to net borrowings
Interest and other finance expense on ordinary bonds	(551)	(610)	(729)
Interest due to banks and other financial institutions	(214)	(312)	(251)
Interest from banks	17	22	27
Interest and other income on financing receivables and securities held for non-operating purposes	18	19	24
	(730)	(881)	(929)
Exchange differences
Positive exchange differences	5,897	6,191	7,010
Negative exchange differences	(5,805)	(6,302)	(6,879)
	92	(111)	131
Other finance income (expense)
Capitalized finance expense	150	112	150
Interest and other income on financing receivables and securities held for operating purposes	73	75	69
Finance expense due to passage of time (accretion discount) (a)	(236)	(235)	(308)
Other finance income (expense), net	33	6	(169)
	20	(42)	(258)
	(618)	(1,034)	(1,056)

(a) The item related to the increase in provisions for contingencies that are shown at present value in non-current liabilities.

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Derivative financial instruments consisted of the following:

(euro million)	2010	2011	2012
Derivatives on exchange rate	(111)	29	(137)
Derivatives on interest rate	(39)	(141)	(88)
Options	19		(26)
	(131)	(112)	(251)

Net losses from derivatives of euro 251 million (a net loss of euro 131 million and euro 112 million in 2010 and 2011, respectively) were recognized in connection with fair value valuation of certain derivatives which lacked the formal criteria to be treated in accordance with hedge accounting under IFRS as they were entered into for amounts equal to the net exposure to exchange rate risk and interest rate risk, and as such, they cannot be referred to specific trade or financing transactions. Exchange rate derivatives were entered into in order to manage exposures to foreign currency exchange rates arising from the pricing formulas of commodities in the Gas & Power segment. The lack of formal requirements to qualify these derivatives as hedges under IFRS also entailed the recognition in profit or loss of currency translation differences on assets and liabilities denominated in currencies other than functional currency, as this effect cannot be offset by changes in the fair value of the related instruments. Loss on options of euro 26 million related to the measurement at fair value of the options embedded in the bonds convertible into ordinary shares of Galp Energia SGPS SA (more information is provided in note 26 - Long-term debt and current maturities of long-term debt).
More information is provided in note 42 - Transactions with related parties.

38 Income (expense) from investments

Share of profit (loss) of equity-accounted investments

(euro million)	2010	2011	2012
Share of profit of equity-accounted investments	673	634	526
Share of loss of equity-accounted investments	(149)	(106)	(233)
Decreases (increases) in the provision for losses on investments	(31)	(28)	(15)
	493	500	278

More information is provided in note 17 - Equity-accounted investments.
Share of profit (loss) of equity accounted investments by industry segment is disclosed in note 41 - Information by industry segment and geographic information.

Other gain (loss) from investments

(euro million)	2010	2011	2012
Dividends	264	659	431
Gains on disposals, net	332	1,121	349
Other income (expense), net	23	(157)	1,823
	619	1,623	2,603

Dividend income for euro 431 million primarily related to the Nigeria LNG Ltd (euro 331 million).
Net gains on disposals for 2012 amounted to euro 349 million and related for euro 311 million to Galp Energia SGPS SA as Eni divested 5% of the share capital of the investee to Amorim Energia BV and a further 4% through an accelerated book-building procedure to institutional investors. Net gains on disposals for 2011 amounted to euro 1,121 million and pertained to the divestment of the 100% interest in Eni Gas Transport International SA (euro 647 million), the 89% interest (entire stake own) in Trans Austria Gasleitung GmbH (euro 338 million), the 100% interest in Gas Brasiliano Distribuidora SA (euro 50 million) and the 46% interest (entire stake own) in Transitgas AG (euro 34 million). Gains on disposals for 2010 of euro 332 million essentially pertained to the divestment of the 100% interest in Società Padana Energia SpA (euro 169 million), the 25% stake in GreenStream BV (euro 93 million) and the 100% interest in Distri RE SA (euro 47 million).
In 2012, other net income of euro 1,823 million included: (i) an extraordinary income of euro 835 million recognized in connection with a capital increase made by Galp’s subsidiary Petrogal whereby a new shareholder subscribed its share by contributing a cash amount fairly in excess of the net book value of the interest acquired; (ii) a revaluation gain of euro 865 million of the interest in Galp Energia SGPS SA (28.34%) measured at fair value at the price current at the date when Eni ceased to retain a significant influence over the investee and a gain on the re-measurement at market fair value at the balance sheet date of euro 65 million of part of residual interest in Galp Energia SGPS (8%) which was underlying a convertible bond based on the fair value option provided by IAS 39; (iii) the re-measurement at market fair value at the balance sheet date of 288.7 million shares of Snam SpA underlying a convertible bond issued on January 15, 2013 for which was applied the fair value option (income for euro 6 million). In 2011, other net expense of euro 157 million included the full write-down of the book value of the Ceska Rafinerska AS due to management’s expectations of incurring future losses driven by a negative outlook in the refining segment (euro 157 million).

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

39 Income taxes

(euro million)	2010	2011	2012
Current taxes:
- Italian subsidiaries	696	620	755
- foreign subsidiaries of the Exploration & Production segment	7,893	8,286	10,214
- foreign subsidiaries	521	635	455
	9,110	9,541	11,424
Net deferred taxes:
- Italian subsidiaries	(431)	(418)	376
- foreign subsidiaries of the Exploration & Production segment	(97)	936	127
- foreign subsidiaries	(1)	(156)	(268)
	(529)	362	235
	8,581	9,903	11,659

Income taxes currently payable by Italian subsidiaries amounted to euro 755 million and were in respect of the Italian corporate taxation (IRES for euro 525 million and IRAP for euro 142 million) and foreign taxes on the share of profit earned outside Italy for euro 88 million.
The effective tax rate was 70.2% (54.2% and 55.7% in 2010 and 2011, respectively) compared with a statutory tax rate of 43.9% (39.6% and 43.1% in 2010 and 2011, respectively). This was calculated by applying the Italian statutory tax rate on corporate profit of 38.0%20 and a 3.9% corporate tax rate applicable to the net value of production as provided for by Italian laws.
The difference between the statutory and effective tax rate was due to the following factors:

(%)	2010	2011	2012
Statutory tax rate	39.6	43.1	43.9
Items increasing (decreasing) statutory tax rate:
- higher foreign subsidiaries tax rate	15.6	12.7	16.9
- impact pursuant to the write down of deferred tax assets of Italian subsidiaries			7.7
- impact pursuant to the Italian Windfall Corporate tax as per Law No. 7/2009	1.5	1.0	1.5
- permanent differences and other adjustments	(2.5)	(1.1)	0.2
	14.6	12.6	26.3
	54.2	55.7	70.2

The increased tax rate at foreign subsidiaries primarily related to 17.8 percentage points increase in the Exploration & Production segment (16.8 and 17.2 percentage points in 2010 and 2011, respectively).
A write down of deferred tax assets impacted the Group tax rate by 7.7 percentage points and was recorded by the parent company Eni SpA and other Italian subsidiaries which were part of the consolidated accounts for Italian tax purposes. Such write-down reflected a lower likelihood that those deferred tax assets can be recovered in future periods due to an expected reduction in taxable income generated in Italy, and as Eni has lost the availability of Snam taxable profit against which Italian tax assets can be utilized following the deconsolidation of Snam.
In 2012, the increase in permanent differences and other adjustments of 0.2 percentage points comprised a effect of 3.3 percentage points due to a non-deductible impairment of the goodwill allocated to the European gas market CGU and a negative effect of 4.5 percentage points due to non-taxable gains on the sale and revaluation relating to the transactions at Galp Energia SGPS SA. In 2011, the decrease for permanent differences and other adjustments of 1.1 percentage points were due to a non-deductible provision accrued to reflect the expected loss deriving from an antitrust proceeding in the European sector of rubbers (0.2 percentage points). In 2010, the decrease for permanent differences and other adjustments of 2.5 percentage points was due to a gain which was excluded from taxable profit relating a favorable outcome of an antitrust proceeding of 0.7 percentage points.

(20) Includes a 5.5% supplemental tax rate on taxable profit of energy companies in Italy (whose primary activity is the production and marketing of hydrocarbons and electricity and with annual revenues in excess of euro 25 million) effective from January 1, 2008 and further increases of 1% effective from January 1, 2009, pursuant to the Law Decree No. 112/2008 (converted into Law No. 133/2008) and 4% effective from January 1, 2011, pursuant the Law Decree No. 138/2011 (converted into Law No. 148/2011) which enlarged the scope of application to include renewable energy companies and gas transport and distribution companies.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Income tax expense related to discontinued operations, included in the item "Net profit (loss)" of the profit and loss account, consisted of the following:

(euro million)	2010	2011	2012
Current taxes:
- Italian subsidiaries	619	788	489
	619	788	489
Net deferred taxes:
- Italian subsidiaries	(43)	(17)	124
	(43)	(17)	124
	576	771	613

Discontinued operations are disclosed in note 31 - Discontinued operations, assets held for sale and liabilities directly associated with assets held for sale.

40 Earnings per share

Basic earnings per ordinary share are calculated by dividing net profit for the period attributable to Eni’s shareholders by the weighted average number of ordinary shares issued and outstanding during the period, excluding treasury shares.
The average number of ordinary shares used for the calculation of the basic earnings per share outstanding at December 31, 2010, 2011 and 2012, was 3,622,454,738, 3,622,616,182 and 3,622,764,007, respectively.
Diluted earnings per share are calculated by dividing net profit for the period attributable to Eni’s shareholders by the weighted average number of shares fully-diluted including shares outstanding in the year including the number of potential shares outstanding in connection with stock-based compensation plans.
At December 31, 2010, 2011 and 2012 the number of potential shares outstanding related to stock options plans. The average number of fully-diluted shares used in the calculation of diluted earnings was 3,622,469,713, 3,622,616,182 and 3,622,764,007 for the years ending December 31, 2010, 2011 and 2012, respectively.
Reconciliation of the average number of shares used for the calculation for both basic and diluted earning per share was as follows:

2010	2011	2012
Average number of shares used for the calculation of the basic earnings per share		3,622,454,738	3,622,616,182	3,622,764,007
Number of potential shares following stock options plans		14,975
Average number of shares used for the calculation of the diluted earnings per share		3,622,469,713	3,622,616,182	3,622,764,007
Eni’s net profit	(euro million)	6,318	6,860	7,788
Basic earning per share	(euro per share)	1.74	1.89	2.15
Diluted earning per share	(euro per share)	1.74	1.89	2.15
Eni’s net profit - Continuing operations	(euro million)	6,252	6,902	4,198
Basic earning per share	(euro per share)	1.72	1.90	1.16
Diluted earning per share	(euro per share)	1.72	1.90	1.16
Eni’s net profit - Discontinued operations	(euro million)	66	(42)	3,590
Basic earning per share	(euro per share)	0.02	(0.01)	0.99
Diluted earning per share	(euro per share)	0.02	(0.01)	0.99

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

41 Information by industry segment and geographic financial information

Information by industry segment

Other activities (d)	Discontinued operations (d)

(euro million)	Exploration & Production	Gas & Power (d)	Refining & Marketing	Chemicals	Engineering & Construction	Corporate and financial companies	Snam	Others	Intragroup profits	Total	Snam	Intragroup eliminations	Continuing operations
2010
Net sales from operations (a)	29,497	27,806	43,190	6,141	10,581	1,386	3,526	105	100
Less: intersegment sales	(16,550)	(969)	(1,345)	(243)	(1,802)	(1,255)	(1,620)	(25)
Net sales to customers	12,947	26,837	41,845	5,898	8,779	131	1,906	80	100	98,523	(1,906)		96,617
Operating profit	13,866	896	149	(86)	1,302	(361)	2,000	(1,384)	(271)	16,111	(2,000)	1,371	15,482
Net provisions for contingencies	33	(64)	199	2	35	50	6	1,146		1,407	(6)		1,401
Depreciation, depletion, amortization and impairments	7,051	851	409	135	516	79	548	10	(20)	9,579	(548)		9,031
Share of profit (loss) of equity-accounted investments	92	344	68	1		(10)	44	(2)		537	(44)		493
Identifiable assets (b)	49,573	18,300	14,356	3,076	12,715	754	16,643	362	(917)	114,862
Unallocated assets										16,998
Equity-accounted investments	1,974	1,988	1,058	30	174	8	382	54		5,668
Identifiable liabilities (c)	12,330	7,593	6,197	874	5,760	1,307	2,455	2,898	(101)	39,313
Unallocated liabilities										36,819
Capital expenditures	9,690	265	711	251	1,552	109	1,420	22	(150)	13,870
2011
Net sales from operations (a)	29,121	33,093	51,219	6,491	11,834	1,365	3,591	85	(54)
Less: intersegment sales	(18,444)	(1,344)	(2,791)	(289)	(1,324)	(1,249)	(1,692)	(23)
Net sales to customers	10,677	31,749	48,428	6,202	10,510	116	1,899	62	(54)	109,589	(1,899)		107,690
Operating profit	15,887	(326)	(273)	(424)	1,422	(319)	2,084	(427)	(189)	17,435	(2,084)	1,452	16,803
Net provisions for contingencies	53	113	57	11	79	13	24	201		551	(24)		527
Depreciation, depletion, amortization and impairments	6,440	567	839	250	631	75	533	6	(23)	9,318	(533)		8,785
Share of profit (loss) of equity-accounted investments	119	232	100		95	(1)	44	(45)		544	(44)		500
Identifiable assets (b)	56,139	18,708	15,031	3,066	13,521	810	17,649	378	(1,060)	124,242
Unallocated assets										18,703
Equity-accounted investments	2,317	1,990	890	38	179	7	385	37		5,843
Identifiable liabilities (c)	13,844	8,428	5,972	761	5,437	1,095	2,465	3,020	(54)	40,968
Unallocated liabilities										41,584
Capital expenditures	9,435	192	866	216	1,090	128	1,529	10	(28)	13,438

(a) Before elimination of intersegment sales.
(b) Includes assets directly associated with the generation of operating profit.
(c) Includes liabilities directly associated with the generation of operating profit.
(d) The results of Snam has been reclassified from the "Gas & Power" segment to the "Other activities" segment and presented in the discontinued operations.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Other activities (d)	Discontinued operations (d)

(euro million)	Exploration & Production	Gas & Power (d)	Refining & Marketing	Chemicals	Engineering & Construction	Corporate and financial companies	Snam	Others	Intragroup profits	Total	Snam	Intragroup eliminations	Continuing operations
2012
Net sales from operations (a)	35,881	36,200	62,656	6,418	12,771	1,369	2,646	119	(75)
Less: intersegment sales	(20,322)	(2,031)	(2,966)	(411)	(1,107)	(1,242)	(1,274)	(40)
Net sales to customers	15,559	34,169	59,690	6,007	11,664	127	1,372	79	(75)	128,592	(1,372)		127,220
Operating profit	18,451	(3,221)	(1,303)	(683)	1,433	(345)	1,676	(302)	208	15,914	(1,676)	788	15,026
Net provisions for contingencies	41	471	93	22	36	140	72	68		943	(72)		871
Depreciation, depletion, amortization and impairments	8,535	2,899	1,174	202	708	65	284	3	(25)	13,845	(284)		13,561
Share of profit (loss) of equity-accounted investments	39	144	40	2	55	(1)	38	(1)		316	(38)		278
Identifiable assets (b)	59,128	19,736	14,818	3,151	14,430	966		474	(776)	111,927
Unallocated assets										27,714
Equity-accounted investments	2,162	1,550	274	50	187	6		36		4,265
Identifiable liabilities (c)	15,921	10,195	6,203	733	5,169	1,161		2,946	21	42,349
Unallocated liabilities										34,579
Capital expenditures	10,307	225	842	172	1,011	152	756	14	38	13,517

(a) Before elimination of intersegment sales.
(b) Includes assets directly associated with the generation of operating profit.
(c) Includes liabilities directly associated with the generation of operating profit.
(d) The results of Snam has been reclassified from the "Gas & Power" segment to the "Other activities" segment and presented in the discontinued operations.

Environmental provisions incurred by Eni SpA due to intercompany guarantees on behalf of Syndial have been reported within the segment reporting unit "Other activities".
Intersegment revenues are conducted on arm’s length basis.

Geographic financial information
Identifiable assets and investments by geographic area of origin

(euro million)	Italy	Other European Union	Rest of Europe	Americas	Asia	Africa	Other areas	Total
2010
Identifiable assets (a)	45,342	16,322	5,091	6,837	12,459	27,322	1,489	114,862
Capital expenditures	3,044	1,710	724	1,156	1,941	5,083	212	13,870
2011
Identifiable assets (a)	47,908	16,196	6,763	7,465	14,077	29,942	1,891	124,242
Capital expenditures	3,587	1,337	1,174	978	1,608	4,369	385	13,438
2012
Identifiable assets (a)	31,406	15,013	10,479	7,167	14,828	31,224	1,810	111,927
Capital expenditures	2,886	1,255	1,630	1,184	1,663	4,725	174	13,517

(a) Includes assets directly associated with the generation of operating profit.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Sales from operations by geographic area destination

(euro million)	2010	2011	2012
Italy	45,896	31,906	33,998
Other European Union	21,125	35,536	35,578
Rest of Europe	4,172	7,537	9,940
Americas	6,282	9,612	15,282
Asia	5,785	10,258	16,394
Africa	13,068	11,333	14,681
Other areas	289	1,508	1,347
	96,617	107,690	127,220

42 Transactions with related parties

In the course of 2012, Eni finalized a single transaction of major importance with related parties, as defined by Eni’s internal procedure and in application of the Consob Regulation No. 17221 of March 12, 2010, later modified by decision No. 17389 of June, 2010. Such transaction referred to the sale of 30% less one share of the outstanding shares of Snam SpA to Cassa Depositi e Prestiti SpA formalized on October 15, 2012. Complete information about the transaction is disclosed in the Information Statement, published on June 6, 2012 (and available at the Eni website eni.com) in application of the Consob Regulation No. 11971 of May 14, 1999 and later additions and modifications. More information is disclosed in note 17 - Investments.
In the ordinary course of its business Eni enters into transactions regarding:
(a) exchanges of goods, provision of services and financing with joint ventures, associates and non-consolidated subsidiaries;
(b) exchanges of goods and provision of services with entities controlled by the Italian Government;
(c) contributions to Enrico Mattei Foundation established by Eni with the aim of enhancing, through studies, research and training initiatives, knowledge in the fields of economics, energy and environment, both at the national and international level. Transactions with Enrico Mattei Foundation were not material.

Transactions with related parties were conducted in the interest of Eni companies and, with exception of those with entities with the aim to develop solidarity, culture and research initiatives, on arm’s length basis.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Related-party trade and other transactions
Trade and other transactions with joint ventures, associates and non-consolidated subsidiaries as well as with entities controlled by the Italian Government in the 2010, 2011 and 2012, respectively, consisted of the following:

2010 (euro million)	December 31, 2010	2010

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Other	Goods	Services	Other	Other operating (expense) income
Continuing operations
Joint ventures and associates
ACAM Clienti SpA	14	2		1	5		56
Agiba Petroleum Co	2	5			95
Azienda Energia e Servizi Torino SpA	1	65			78
Bayernoil Raffineriegesellschaft mbH		32	1	19	51		2
Blue Stream Pipeline Co BV	13	14	37		152			2
Bronberger & Kessler und Gilg & Schweiger GmbH & Co KG	20						121
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	28	12	6,054		5			37
CEPAV (Consorzio Eni per l’Alta Velocità) Due	6	3	76		3			6
Eni Gas & Power France SA (former Altergaz SA)							262
GasVersorgung Süddeutschland GmbH	3						62
GreenStream BV	4	13			95		1	2
Karachaganak Petroleum Operating BV	39	253		821	346	28	8	7
KWANDA - Suporte Logistico Lda	51	1						17
Mellitah Oil & Gas BV	30	137			225			33
Petrobel Belayim Petroleum Co	8	34			714			3	2
Raffineria di Milazzo ScpA	21	20			266		157	7	1
Rosa GmbH	7						50
Saipon Snc	2		53					29
Super Octanos CA		23		58			2
Supermetanol CA		13		57					1
Trans Austria Gasleitung GmbH	8	69		32	149		1	37
Transitgas AG		8			70
Unión Fenosa Gas SA	11		58				60		1
Other (*)	138	51	11	27	232	50	35	86	11
	406	755	6,290	1,015	2,486	78	817	266	16
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV	177	285		2	894	5		917	7
Eni BTC Ltd			152
Other (*)	22	22	3	4	48	2	5	23	4
	199	307	155	6	942	7	5	940	11
	605	1,062	6,445	1,021	3,428	85	822	1,206	27
Entities controlled by the Government
Gruppo Enel	83	44		20	316	1	124	114
Gruppo Finmeccanica	44	44		50	36		22	9
GSE - Gestore Servizi Energetici	94	104		466		81	462	16		3
Gruppo Terna	35	41		115	71	31	55	28	9	38
Other (*)	62	44			74	2	44	3	21
	318	277		651	497	115	707	170	30	41
	923	1,339	6,445	1,672	3,925	200	1,529	1,376	57	41
Discontinued operations
Joint ventures and associates
Azienda Energia e Servizi Torino SpA								1
Other (*)								5	1
								6	1
Entities controlled by the Government
Gruppo Enel					2		4	357
Gruppo Finmeccanica					1
Other (*)						2		2
					3	2	4	359
					3	2	4	365	1
	923	1,339	6,445	1,672	3,928	202	1,533	1,741	58	41

(*) Each individual amount included herein was lower than euro 50 million.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

2011 (euro million)	December 31, 2011	2011

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Other	Goods	Services	Other	Other operating (expense) income
Continuing operations
Joint ventures and associates
ACAM Clienti SpA	14		2		6		60
Agiba Petroleum Co	3	5			86
Azienda Energia e Servizi Torino SpA	1	63			43
Bayernoil Raffineriegesellschaft mbH		33	1	25	59		2
Blue Stream Pipeline Co BV	8	12			146			2
Bronberger & Kessler und Gilg & Schweiger GmbH & Co KG	16						147
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	42	10	6,074		4			21
CEPAV (Consorzio Eni per l’Alta Velocità) Due	24	91			84			38
GasVersorgung Süddeutschland GmbH	29						201
Gaz de Bordeaux SAS	11						69
Karachaganak Petroleum Operating BV	38	205		1,108	256	23	8	5
KWANDA - Suporte Logistico Lda	54	2			2			13
Mellitah Oil & Gas BV	28	141			71			3
Petrobel Belayim Petroleum Co	25	46			576			69
Petromar Lda	74	6	57		7			68
Raffineria di Milazzo ScpA	29	31			322		232	16	1
Saipon Snc	21		48					5
Super Octanos CA	6	35		58				7	1
Supermetanol CA		10		72					1
Trans Austria Gasleitung GmbH				33	160		3	54
Unión Fenosa Gas SA			58				130		1
Other (*)	181	100	3	37	310	70	131	89	7
	604	790	6,243	1,333	2,132	93	983	390	11
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV	149	238			781	7		1,182	7
Eni BTC Ltd			157
Other (*)	53	68	6	11	51	3	11	11	8
	202	306	163	11	832	10	11	1,193	15
	806	1,096	6,406	1,344	2,964	103	994	1,583	26
Entities controlled by the Government
Gruppo Enel	83	48		5	429	1	33	85
Gruppo Finmeccanica	48	51		14	53		22	12
GSE - Gestore Servizi Energetici	149	158		615		54	607	10
Gruppo Terna	19	52		119	110	23	56	26	11	32
Other (*)	61	41		1	77	1	49		4
	360	350		754	669	79	767	133	15	32
	1,166	1,446	6,406	2,098	3,633	182	1,761	1,716	41	32
Discontinued operations
Joint ventures and associates
Azienda Energia e Servizi Torino SpA								1
Other (*)					1			4	1
					1			5	1
Entities controlled by the Government
Gruppo Enel						1		397	1
Gruppo Finmeccanica					1
Other (*)						4		3
					1	5		400	1
					2	5		405	2
	1,166	1,446	6,406	2,098	3,635	187	1,761	2,121	43	32

(*) Each individual amount included herein was lower than euro 50 million.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

2012 (euro million)	Dec. 31, 2012	2012

Costs	Revenues

Name	Receivables and other assets	Payables and other liabilities	Guarantees	Goods	Services	Other	Goods	Services	Other	Other operating (expense) income
Continuing operations
Joint ventures and associates
ACAM Clienti SpA	19	1	2				65	1
Agiba Petroleum Co	3	67			96
Azienda Energia e Servizi Torino SpA					86
Bayernoil Raffineriegesellschaft mbH		38	2	30	56		1
Blue Stream Pipeline Co BV	3	11			155			1
Bronberger & Kessler und Gilg & Schweiger GmbH & Co KG	9						84
CEPAV (Consorzio Eni per l’Alta Velocità) Uno	66	19	6,122		5			16
CEPAV (Consorzio Eni per l’Alta Velocità) Due	51	51			51			85
EnBW Eni Verwaltungsgesellschaft mbH	60						287
Gaz de Bordeaux SAS							56
GreenStream BV	9	21			121	1		1
InAgip doo	54	10			24		53	1
Karachaganak Petroleum Operating BV	28	56		1,331	244	14	5	8
KWANDA - Suporte Logistico Lda	54	1			2			7
Mellitah Oil & Gas BV	7	47			166		5	12
Petrobel Belayim Petroleum Co	31	328			585			79
Raffineria di Milazzo ScpA	20	9			365	4	218	7	1
Saipon Snc	112		42					25
Supermetanol CA		16		74					1
Toscana Energia SpA					86				1
Unión Fenosa Gas SA	2	3	57			6	120		1
Other (*)	155	30	47	15	145	8	149	100	5
	683	708	6,272	1,450	2,187	33	1,043	343	9
Unconsolidated entities controlled by Eni
Agip Kazakhstan North Caspian Operating Co NV	236	172			605	2		1,064	5
Eni BTC Ltd			154
Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation)	54	3						7	7
Other (*)	14	59	6	7	50	4	17	3	7
	304	234	160	7	655	6	17	1,074	19
	987	942	6,432	1,457	2,842	39	1,060	1,417	28
Entities controlled by the Government
Gruppo Enel	16	8		4	554		55	90	1	(7)
Gruppo Finmeccanica	30	50		14	70		17	1
Gruppo Snam	182	482	46	13	558	2	102	26	1
GSE - Gestore Servizi Energetici	86	66		627		58	777	18	12
Gruppo Terna	47	61		166	126	12	95	67	14	17
Other (*)	42	29			59	24	57	1
	403	696	46	824	1,367	96	1,103	203	28	10
	1,390	1,638	6,478	2,281	4,209	135	2,163	1,620	56	10
Discontinued operations
Joint ventures and associates
Azienda Energia e Servizi Torino SpA								1	1
Toscana Energia SpA								1
Other (*)								1
								3	1
Entities controlled by the Government
Gruppo Enel					87			295
Other (*)						1		3	1
					87	1		298	1
					87	1		301	2
	1,390	1,638	6,478	2,281	4,296	136	2,163	1,921	58	10

(*) Each individual amount included herein was lower than euro 50 million.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Most significant transactions with joint ventures, associates and non-consolidated subsidiaries concerned:
- sale of natural gas and electricity to ACAM Clienti SpA;
- sale of natural gas to EnBW Eni Verwaltungsgesellschaft mbH and Gaz de Bordeaux SAS;
- provisions of specialized services in upstream activities and Eni’s share of expenses incurred to develop oil fields from Agiba Petroleum Co, Agip Kazakhstan North Caspian Operating Co NV, Karachaganak Petroleum Operating BV, Mellitah Oil & Gas BV, Petrobel Belayim Petroleum Co and, only for Karachaganak Petroleum Operating BV, purchase of oil products and to Agip Kazakhstan North Caspian Operating Co NV, provisions of services by the Engineering & Construction segment; services charged to Eni’s associates are invoiced on the basis of incurred costs;
- gas and electricity transportation and distribution services from Azienda Energia e Servizi Torino SpA and Toscana Energia SpA;
- payments of refining services to Bayernoil Raffineriegesellschaft mbH and Raffineria di Milazzo ScpA in relation to incurred costs;
- acquisition of natural gas transport services outside Italy from Blue Stream Pipeline Co BV and GreenStream BV;
- supply of oil products to Bronberger & Kessler und Gilg & Schweiger GmbH & Co KG and Raffineria di Milazzo ScpA on the basis of prices referred to the quotations on international markets of the main oil products, as they would be conducted on an arm’s length basis;
- transactions related to the planning and the construction of the tracks for high speed/high capacity trains from Milan to Bologna with CEPAV (Consorzio Eni per l’Alta Velocità) Uno and related guarantees;
- transactions related to the planning and the construction of the tracks for high speed/high capacity trains from Milan to Verona with CEPAV (Consorzio Eni per l’Alta Velocità) Due;
- transactions with InAgip doo related to the redetermination of the interest in an offshore field located in the Adriatic Sea;
- guarantees issued on behalf Saipon Snc in relation to contractual commitments related to the execution of project planning and realization;
- planning, construction and technical assistance to support by KWANDA - Suporte Logistico Lda;
- acquisition of petrochemical products from Supermetanol CA on the basis of prices referred to the quotations on international markets of the main products;
- performance guarantees given on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations and sales of LNG;
- guarantees issued in relation to the construction of an oil pipeline on behalf of Eni BTC Ltd;
- services for the environmental restoration to Industria Siciliana Acido Fosforico - ISAF - SpA (in liquidation).
The most significant transactions with entities controlled by the Italian Government concerned:
- sales and transportation services of natural gas, the sale of fuel oil and the sale and purchase of electricity, the acquisition of electricity transmission service and the fair value of derivative financial instruments with Gruppo Enel;
- a long-term contract for the maintenance at the Group’s combined-cycle power plants with Gruppo Finmeccanica;
- acquisition of natural gas transportation, distribution and storage services from Gruppo Snam on the basis of tariffs set by the Authority for Electricity and Gas;
- gas transportation and distribution services from Gruppo Snam on the basis of tariffs set by the Authority for Electricity and Gas;
- supply of natural gas to Gruppo Snam on the basis of prices referred to the quotations of the main energy commodities, as they would be conducted on an arm’s length basis;
- sale and purchase of electricity and green certificates with GSE - Gestore Servizi Energetici;
- sale and purchase of electricity, the acquisition of domestic electricity transmission service and the fair value of derivative financial instruments included in prices of electricity related to sale/purchase transactions with Gruppo Terna.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Related-party financing transactions
Financing transactions with joint ventures, associates and non-consolidated subsidiaries as well as with entities controlled by the Government in the 2010, 2011 and 2012, respectively, consisted of the following:

2010 (euro million)	December 31, 2010	2010

Name	Receivables	Payables	Guarantees	Charges	Gains	Income from equity instruments
Joint ventures and associates
Artic Russia BV	104	3		1
Bayernoil Raffineriegesellschaft mbH	119
Blue Stream Pipeline Co BV		8	648	9
GreenStream BV	459	2		19
Raffineria di Milazzo ScpA			120
Trans Austria Gasleitung GmbH	144			6
Transmediterranean Pipeline Co Ltd	141			5
Other (*)	105	75	24
	1,072	88	792	40
Unconsolidated entities controlled by Eni
Other (*)	53	39	1	1
	53	39	1	1
	1,125	127	793	41

  (*) Each individual amount included herein was lower than euro 50 million.

2011 (euro million)	December 31, 2011	2011

Name	Receivables	Payables	Guarantees	Charges	Gains	Income from equity instruments
Joint ventures and associates
Artic Russia BV		3	204
Bayernoil Raffineriegesellschaft mbH	107
Blue Stream Pipeline Co BV		291	669		6
CEPAV (Consorzio Eni per l’Alta Velocità) Due			84
GreenStream BV	503	1			26
Raffineria di Milazzo ScpA	60		88		1
Société Centrale Electrique du Congo SA	93		6
Transmediterranean Pipeline Co Ltd	115				4
Unión Fenosa Gas SA		85
Other (*)	104	64		1	9
	982	444	1,051	1	46
Unconsolidated entities controlled by Eni
Other (*)	57	59	1		3
	57	59	1		3
Entities controlled by the Government
Gruppo Cassa Depositi e Prestiti						338
						338
	1,039	503	1,052	1	49	338

(*) Each individual amount included herein was lower than euro 50 million.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

2012 (euro million)	December 31, 2012	2012

Name	Receivables	Payables	Guarantees	Charges	Gains	Income from equity instruments
Continuing operations
Joint ventures and associates
Bayernoil Raffineriegesellschaft mbH	94				1
Blue Stream Pipeline Co BV		291	657	2	3
CARDÓN IV SA	80				3
CEPAV (Consorzio Eni per l’Alta Velocità) Due			84
GreenStream BV	453				29
Raffineria di Milazzo ScpA	40		75		2
Société Centrale Electrique du Congo SA	92
Transmediterranean Pipeline Co Ltd	82				6
Other (*)	94	63	12	1	2
	935	354	828	3	46
Unconsolidated entities controlled by Eni
Other (*)	58	49	1	1
	58	49	1	1
Entities controlled by the Government
Gruppo Cassa Depositi e Prestiti	883				6
Gruppo Snam	141				1
	1,024				7
	2,017	403	829	4	53
Discontinued operations
Entities controlled by the Government
Gruppo Cassa Depositi e Prestiti						2,019
						2,019
	2,017	403	829	4	53	2,019

(*) Each individual amount included herein was lower than euro 50 million.

Most significant transactions with joint ventures, associates and non-consolidated subsidiaries concerned:
- bank debt guarantee issued on behalf of Blue Stream Pipeline Co BV, CEPAV (Consorzio Eni per l’Alta Velocità) Due and Raffineria di Milazzo ScpA;
- financing loans granted to Bayernoil Raffineriegesellschaft mbH for capital expenditures in refining plants, to CARDÓN IV SA for the exploration and development activities of an oil field and to Société Centrale du Congo SA for the construction of an electric plant in Congo;
- the financing of the construction of natural gas transmission facilities and transport services with GreenStream BV and Transmediterranean Pipeline Co Ltd;
- a cash deposit at Eni’s financial companies on behalf of Blue Stream Pipeline Co BV.
Financing receivables and income from investments with Gruppo Cassa Depositi e Prestiti related to the sale of Snam SpA (divestment of a 30% stake) (more information is provided in note 17 - Investments). Financial receivables with Gruppo Snam related to the settlement of financial derivative transactions.

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

Impact of transactions and positions with related parties on the balance sheet, profit and loss account and statement of cash flow
The impact of transactions and positions with related parties on the balance sheet consisted of the following:

December 31, 2010	December 31, 2011	December 31, 2012

(euro million)	Total	Related parties	Impact (%)	Total	Related parties	Impact (%)	Total	Related parties	Impact (%)
Trade and other receivables	23,636	1,356	5.74	24,595	1,496	6.08	28,621	2,714	9.48
Other current assets	1,350	9	0.67	2,326	2	0.09	1,624	8	0.49
Other non-current financial assets	1,523	668	43.86	1,578	704	44.61	1,229	642	52.24
Other non-current assets	3,355	16	0.48	4,225	3	0.07	4,400	43	0.98
Current financial liabilities	6,515	127	1.95	4,459	503	11.28	2,223	403	18.13
Trade and other payables	22,575	1,297	5.75	22,912	1,446	6.31	23,581	1,616	6.85
Other current liabilities	1,620	5	0.31	2,237			1,437	6	0.42
Other non-current liabilities	2,194	45	2.05	2,900			1,977	16	0.81

The impact of transactions with related parties on the profit and loss accounts consisted of the following:

2010	2011	2012

(euro million)	Total	Related parties	Impact (%)	Total	Related parties	Impact (%)	Total	Related parties	Impact (%)
Continuing operations
Net sales from operations	96,617	2,905	3.01	107,690	3,477	3.23	127,220	3,783	2.97
Other income and revenues	967	57	5.89	926	41	4.43	1,546	56	3.62
Purchases, services and other	68,774	5,820	8.46	78,795	5,880	7.46	95,363	6,604	6.93
Payroll and related costs	4,428	28	0.63	4,404	33	0.75	4,658	21	0.45
Other operating income (expense)	131	41	31.30	171	32	18.71	(158)	10	..
Financial income	6,109	41	0.67	6,376	49	0.77	7,218	53	0.73
Financial expense	(6,727)			(7,410)	(1)	0.01	(8,274)	(4)	0.05
Other gain (loss) from investments	619			1,623	338	20.83	2,603
Discontinued operations
Net sales from operations	1,895	370	19.53	1,906	407	21.35	1,886	303	16.07
Operating expenses	1,266	5	0.39	1,274	7	0.55	998	88	8.82
Income (expense) from investments	44			48			3,508	2,019	57.55

Transactions with related parties were part of the ordinary course of Eni’s business and were mainly conducted on arm’s length basis.

Main cash flows with related parties are provided below:

(euro million)	2010	2011	2012
Revenues and other income	2,962	3,518	3,839
Costs and other expenses	(5,820)	(4,497)	(5,375)
Other operating income (expense)	41	32	10
Net change in trade and other receivables and liabilities	182	(140)	(280)
Net interests	41	48	49
Net cash provided from operating activities - Continuing operations	(2,594)	(1,039)	(1,757)
Net cash provided from operating activities - Discontinued operations	365	400	215
Net cash provided from operating activities	(2,229)	(639)	(1,542)
Capital expenditures in tangible and intangible assets	(1,764)	(1,416)	(1,250)
Disposal of investments		533	3,517
Change in accounts payable and receivables in relation to investments	10	(21)	261
Change in financial receivables	128	104	(993)
Net cash used in investing activities	(1,626)	(800)	1,535
Change in financial liabilities	(23)	348	(94)
Net cash used in financing activities	(23)	348	(94)
Total financial flows to related parties	(3,878)	(1,091)	(101)

Contents
Eni Annual Report / Notes to the Consolidated Financial Statements

The impact of cash flows with related parties consisted of the following:

2010	2011	2012

(euro million)	Total	Related parties	Impact (%)	Total	Related parties	Impact (%)	Total	Related parties	Impact (%)
Net cash provided from operating activities	14,694	(2,229)	..	14,382	(639)	..	12,371	(1,542)	..
Net cash used in investing activities	(12,965)	(1,626)	12.54	(11,218)	(800)	7.13	(8,291)	1,535	..
Net cash used in financing activities	(1,827)	(23)	1.26	(3,223)	348	..	2,201	(94)	..

43 Significant non-recurring events and operations

(euro million)	2010	2011	2012
Estimate of the charge from the possible resolution of the TSKJ matter	24
Fines sanctioned by Antitrust Authorities	(270)	69
	(246)	69

In 2012, no non-recurring events and operations were reported.
In 2011, a non-recurring provision was made amounting to euro 69 million to reflect the expected liabilities on an antitrust proceeding in the European sector of rubbers taking into account an unfavorable sentence issued by the Court of Justice of the European Community on the matter.
In 2010, a non-recurring gain amounting to euro 270 million related to the favorable settlement of an antitrust proceedings concerning alleged anticompetitive behavior charged to Eni regarding third party access to the import pipeline from Algeria in 2003. This resulted in a significantly lower fine imposed on the Company than the one sanctioned by the Antitrust Authority in 2003 and then accrued to profit and loss. Also in 2010 a charge of euro 24 million related to a fine of $30 million for the TSKJ matter following the agreement with the Federal Government of Nigeria for the settling of the legal proceeding.

44 Positions or transactions deriving from atypical and/or unusual operations

In 2010, 2011 and 2012 no transactions deriving from atypical and/or unusual operations were reported.

45 Subsequent events

In January 2013, Eni continued the divestment of part of its interest in Snam with the placement of euro 1,250 million aggregate principal amount of senior, unsecured bonds, exchangeable into ordinary shares of Snam. The bonds have maturity of 3 years and pay a coupon of 0.625% per annum. The bonds will be exchangeable into Snam ordinary shares at an exchange price of euro 4.33 per Snam ordinary share, representing approximately a 20% premium to the Snam current reference price. Underlying the bonds are approximately 288.7 million ordinary shares of Snam, corresponding to approximately 8.54% of the currently outstanding share capital of Snam. Changes in fair value of those shares will be reported through profit as opposed to equity based on the fair value option provided by IAS 39 from inception, i.e. the transaction date with CDP. Those changes were immaterial at the balance sheet date. At the maturity date, if the strike price is lower than the exercise price, Eni will be enabled to reimburse the bond holders with Snam ordinary shares at the current market price recognized at the date of the reimbursement.
On March 13, 2013, Eni signed an agreement with CNPC/Petrochina to sell 28.57% of the share capital of the subsidiary Eni East Africa SpA, which currently owns 70% interest in Area 4 for an agreed price equal to $4,210 million. The deal is subject to approval by relevant authorities. Once finalized, CNPC indirectly acquires, through its 28.57% equity investment in Eni East Africa SpA, a 20% interest in Area 4, while Eni will retain the 50% interest through the remaining controlling stake in Eni East Africa SpA.

Contents
Eni Annual Report / Supplemental oil and gas information

Supplemental oil and gas information (unaudited)

The following information pursuant to "International Financial Reporting Standards" (IFRS) is presented in accordance with FASB Extractive Activities - oil&gas (Topic 932). Amounts related to minority interests are not significant.

Capitalized costs
Capitalized costs represent the total expenditures for proved and unproved mineral interests and related support equipment and facilities utilized in oil and gas exploration and production activities, together with related accumulated depreciation, depletion and amortization. Capitalized costs by geographical area consist of the following:

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
December 31, 2011
Consolidated subsidiaries
Proved mineral interests	11,356	11,481	15,519	19,539	2,523	6,136	8,976	1,889	77,419
Unproved mineral interests	31	325	582	2,893	40	1,543	1,409	204	7,027
Support equipment and facilities	285	34	1,442	923	85	41	61	13	2,884
Incomplete wells and other	956	1,778	2,755	898	5,333	136	1,029		12,885
Gross capitalized costs	12,628	13,618	20,298	24,253	7,981	7,856	11,475	2,106	100,215
Accumulated depreciation, depletion and amortization	(8,633)	(8,582)	(9,750)	(13,069)	(906)	(5,411)	(6,806)	(650)	(53,807)
Net capitalized costs consolidated subsidiaries (a) (b)	3,995	5,036	10,548	11,184	7,075	2,445	4,669	1,456	46,408
Equity-accounted entities
Proved mineral interests		2	80	240		698	330		1,350
Unproved mineral interests		44				271			315
Support equipment and facilities			8			6	3		17
Incomplete wells and other		2	1	1,011		185	223		1,422
Gross capitalized costs		48	89	1,251		1,160	556		3,104
Accumulated depreciation, depletion and amortization		(2)	(74)	(131)		(388)	(89)		(684)
Net capitalized costs equity-accounted entities (a) (b)		46	15	1,120		772	467		2,420
December 31, 2012
Consolidated subsidiaries
Proved mineral interests	12,579	12,428	16,240	20,875	2,451	6,477	10,018	1,894	82,962
Unproved mineral interests	31	324	411	3,047	39	1,467	1,249	200	6,768
Support equipment and facilities	267	39	1,421	961	75	78	59	12	2,912
Incomplete wells and other	732	3,347	3,181	974	5,746	358	876	1	15,215
Gross capitalized costs	13,609	16,138	21,253	25,857	8,311	8,380	12,202	2,107	107,857
Accumulated depreciation, depletion and amortization	(9,364)	(9,346)	(10,671)	(14,225)	(928)	(6,002)	(7,879)	(832)	(59,247)
Net capitalized costs consolidated subsidiaries (a) (b)	4,245	6,792	10,582	11,632	7,383	2,378	4,323	1,275	48,610
Equity-accounted entities
Proved mineral interests		1	83	52		964	322		1,422
Unproved mineral interests		54				279			333
Support equipment and facilities			7			6	3		16
Incomplete wells and other		22	1	1,052		114	200		1,389
Gross capitalized costs		77	91	1,104		1,363	525		3,160
Accumulated depreciation, depletion and amortization		(55)	(72)			(421)	(111)		(659)
Net capitalized costs equity-accounted entities (a) (b)		22	19	1,104		942	414		2,501

(a) The amounts include net capitalized financial charges totaling euro 614 million in 2011 and euro 672 million in 2012 for the consolidated subsidiaries and euro 11 million in 2011 and euro 24 million in 2012 for equity-accounted entities.
(b) The amounts do not include costs associated with exploration activities which are capitalized in order to reflect their investment nature and amortized in full when incurred. The "Successful Effort Method" application would have led to an increase in net capitalized costs of euro 3,608 million in 2011 e euro 4,071 million in 2012 for the consolidated subsidiaries and of euro 101 million in 2011 and euro 74 million in 2012 for equity-accounted entities.

Contents
Eni Annual Report / Supplemental oil and gas information

Costs incurred

Costs incurred represent amounts both capitalized and expensed in connection with oil and gas producing activities. Costs incurred by geographical area consist of the following:

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
2010
Consolidated subsidiaries
Proved property acquisitions
Unproved property acquisitions
Exploration	34	114	84	406	6	223	119	26	1,012
Development (a)	579	890	2,674	1,909	1,031	359	1,309	160	8,911
Total costs incurred consolidated subsidiaries	613	1,004	2,758	2,315	1,037	582	1,428	186	9,923
Equity-accounted entities
Proved property acquisitions
Unproved property acquisitions
Exploration			4	2		4	35		45
Development (b)			7	200		46	114		367
Total costs incurred equity-accounted entities			11	202		50	149		412
2011
Consolidated subsidiaries
Proved property acquisitions
Unproved property acquisitions			57	697					754
Exploration	38	100	128	482	6	156	60	240	1,210
Development (a)	815	1,921	1,487	1,698	935	385	971	70	8,282
Total costs incurred consolidated subsidiaries	853	2,021	1,672	2,877	941	541	1,031	310	10,246
Equity-accounted entities
Proved property acquisitions
Unproved property acquisitions
Exploration		5		5		8	9		27
Development (b)		2	3	659		68	154		886
Total costs incurred equity-accounted entities		7	3	664		76	163		913
2012
Consolidated subsidiaries
Proved property acquisitions			14	27			2		43
Unproved property acquisitions
Exploration	32	151	153	1,142	3	193	80	96	1,850
Development (a)	1,045	2,485	1,441	2,246	762	702	1,071	16	9,768
Total costs incurred consolidated subsidiaries	1,077	2,636	1,608	3,415	765	895	1,153	112	11,661
Equity-accounted entities
Proved property acquisitions
Unproved property acquisitions
Exploration		13	2	11		4			30
Development (b)		19	7	117		188	154		485
Total costs incurred equity-accounted entities		32	9	128		192	154		515

(a) Includes the abandonment costs of the assets for euro 269 million in 2010, euro 918 million in 2011 and euro 1,381 million in 2012.
(b) Includes the abandonment costs of the assets for euro -3 million in 2010, euro 15 million in 2011 and euro 63 million in 2012.

Contents
Eni Annual Report / Supplemental oil and gas information

Results of operations from oil and gas producing activities

Results of operations from oil and gas producing activities represent only those revenues and expenses directly associated with such activities, including operating overheads. These amounts do not include any allocation of interest expense or general corporate overhead and, therefore, are not necessarily indicative of the contributions to consolidated net earnings of Eni. Related income taxes are computed by applying the local income tax rates to the pre-tax income from producing activities. Eni is a party to certain Production Sharing Agreements (PSAs), whereby a portion of Eni’s share of oil and gas production is withheld and sold by its joint venture partners which are state owned entities, with proceeds being remitted to the state in satisfaction of Eni’s PSA related tax liabilities. Revenue and income taxes include such taxes owed by Eni but paid by state-owned entities out of Eni’s share of oil and gas production.

Results of operations from oil and gas producing activities by geographical area consist of the following:

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
2010
Consolidated subsidiaries
Revenues:
- sales to consolidated entities	2,725	3,006	2,094	5,314	324	34	1,139	69	14,705
- sales to third parties		263	6,604	1,696	890	1,429	562	289	11,733
Total revenues	2,725	3,269	8,698	7,010	1,214	1,463	1,701	358	26,438
Operations costs	(278)	(555)	(593)	(902)	(184)	(150)	(292)	(69)	(3,023)
Production taxes	(184)		(300)	(700)		(37)			(1,221)
Exploration expenses	(35)	(116)	(85)	(465)	(6)	(263)	(204)	(25)	(1,199)
D.D. & A. and provision for abandonment (a)	(621)	(615)	(1,063)	(1,739)	(84)	(696)	(872)	(84)	(5,774)
Other income (expenses)	(560)	254	(392)	(219)	(161)	(138)	(45)	(25)	(1,286)
Pretax income from producing activities	1,047	2,237	6,265	2,985	779	179	288	155	13,935
Income taxes	(382)	(1,296)	(4,037)	(1,962)	(291)	(119)	(154)	(36)	(8,277)
Results of operations from E&P activities of consolidated subsidiaries (b)	665	941	2,228	1,023	488	60	134	119	5,658
Equity-accounted entities
Revenues:
- sales to consolidated entities
- sales to third parties			16	65		69	206		356
Total revenues			16	65		69	206		356
Operations costs			(16)	(9)		(7)	(9)		(41)
Production taxes			(3)				(69)		(72)
Exploration expenses			(4)	(2)		(4)	(35)		(45)
D.D. & A. and provision for abandonment			(4)	(26)		(25)	(17)		(72)
Other income (expenses)			6	12		(10)	(67)		(59)
Pretax income from producing activities			(5)	40		23	9		67
Income taxes			4	(20)		(17)	(33)		(66)
Results of operations from E&P activities of equity-accounted entities (b)			(1)	20		6	(24)		1

(a) Includes asset impairments amounting to euro 123 million in 2010.
(b) The "Successful Effort Method" application would have led to a decrease of result of operations of euro 385 million in 2010 for the consolidated subsidiaries and a decrease of euro 5 million in 2010 for equity-accounted entities.

Contents
Eni Annual Report / Supplemental oil and gas information

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
2011
Consolidated subsidiaries
Revenues:
- sales to consolidated entities	3,583	3,695	1,956	5,945	411	178	1,634	93	17,495
- sales to third parties		514	5,090	1,937	1,268	1,233	132	344	10,518
Total revenues	3,583	4,209	7,046	7,882	1,679	1,411	1,766	437	28,013
Operations costs	(284)	(566)	(483)	(830)	(171)	(183)	(364)	(88)	(2,969)
Production taxes	(245)		(165)	(853)		(37)			(1,300)
Exploration expenses	(38)	(113)	(128)	(509)	(6)	(177)	(136)	(58)	(1,165)
D.D. & A. and provision for abandonment (a)	(606)	(704)	(843)	(1,435)	(112)	(486)	(901)	(103)	(5,190)
Other income (expenses)	(562)	142	(508)	(314)	(160)	(151)	125	8	(1,420)
Pretax income from producing activities	1,848	2,968	4,919	3,941	1,230	377	490	196	15,969
Income taxes	(761)	(2,043)	(3,013)	(2,680)	(413)	(157)	(184)	(120)	(9,371)
Results of operations from E&P activities of consolidated subsidiaries (b)	1,087	925	1,906	1,261	817	220	306	76	6,598
Equity-accounted entities
Revenues:
- sales to consolidated entities
- sales to third parties		2	19	93		89	262		465
Total revenues		2	19	93		89	262		465
Operations costs			(11)	(10)		(9)	(17)		(47)
Production taxes		(1)	(4)				(113)		(118)
Exploration expenses		(6)		(5)		(8)	(9)		(28)
D.D. & A. and provision for abandonment			(1)	(24)		(23)	(21)		(69)
Other income (expenses)		(4)	6	11		(20)	(51)		(58)
Pretax income from producing activities		(9)	9	65		29	51		145
Income taxes			(4)	(35)		(32)	(4)		(75)
Results of operations from E&P activities of equity-accounted entities (b)		(9)	5	30		(3)	47		70

(a) Includes asset impairments amounting to euro 189 million in 2011.
(b) The "Successful Effort Method" application would have led to an increase of result of operations of euro 118 million in 2011 for the consolidated subsidiaries and an increase of euro 20 million in 2011 for equity-accounted entities.

Contents
Eni Annual Report / Supplemental oil and gas information

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
2012
Consolidated subsidiaries
Revenues:
- sales to consolidated entities	3,712	3,177	2,338	6,040	459	425	1,614	425	18,190
- sales to third parties	50	715	9,129	2,243	1,368	1,387	106	333	15,331
Total revenues	3,762	3,892	11,467	8,283	1,827	1,812	1,720	758	33,521
Operations costs	(302)	(655)	(606)	(913)	(188)	(209)	(361)	(134)	(3,368)
Production taxes	(307)		(390)	(818)		(43)			(1,558)
Exploration expenses	(32)	(154)	(153)	(993)	(3)	(230)	(147)	(123)	(1,835)
D.D. & A. and provision for abandonment (a)	(779)	(683)	(1,137)	(1,750)	(120)	(720)	(1,256)	(167)	(6,612)
Other income (expenses)	(202)	(120)	(937)	(447)	206	(151)	74	(42)	(1,619)
Pretax income from producing activities	2,140	2,280	8,244	3,362	1,722	459	30	292	18,529
Income taxes	(918)	(1,524)	(5,194)	(2,508)	(736)	(176)	(14)	(164)	(11,234)
Results of operations from E&P activities of consolidated subsidiaries (b)	1,222	756	3,050	854	986	283	16	128	7,295
Equity-accounted entities
Revenues:
- sales to consolidated entities
- sales to third parties		2	20	44		144	300		510
Total revenues		2	20	44		144	300		510
Operations costs			(10)	(5)		(14)	(20)		(49)
Production taxes		(1)	(3)			(4)	(128)		(136)
Exploration expenses		(5)	(2)	(11)		(4)			(22)
D.D. & A. and provision for abandonment		(50)	(2)	(13)		(41)	(35)		(141)
Other income (expenses)		(7)	2	(48)		(6)	(55)		(114)
Pretax income from producing activities		(61)	5	(33)		75	62		48
Income taxes			(3)	4		(36)	(38)		(73)
Results of operations from E&P activities of equity-accounted entities (b)		(61)	2	(29)		39	24		(25)

(a) Includes asset impairments amounting to euro 547 million in 2012.
(b) The "Successful Effort Method" application would have led to a decrease of result of operations of euro 189 million in 2012 for the consolidated subsidiaries and a decrease of euro 2 million in 2012 for equity-accounted entities.

Contents
Eni Annual Report / Supplemental oil and gas information

Oil and natural gas reserves

Eni’s criteria concerning evaluation and classification of proved developed and undeveloped reserves follow Regulation S-X 4-10 of the U.S. Securities and Exchange Commission and have been disclosed in accordance with FASB Extractive Activities - oil&gas (Topic 932).
Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geosciences and engineering data, can be estimated with reasonable certainty to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. In 2012, the average price for the marker Brent crude oil was $111 per barrel. Net proved reserves exclude interests and royalties owned by others. Proved reserves are classified as either developed or undeveloped. Developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well. Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
Since 1991, Eni has requested qualified independent oil engineering companies to carry out an independent evaluation21 of part of its proved reserves on a rotational basis. The description of qualifications of the person primarily responsible of the reserve audit is included in the third party audit report.
In the preparation of their reports, independent evaluators rely, without independent verification, upon data furnished by Eni with respect to property interest, production, current cost of operation and development, sale agreements, prices and other factual information and data that were accepted as represented by the independent evaluators. These data, equally used by Eni in its internal process, include logs, directional surveys, core and PVT (Pressure Volume Temperature) analysis, maps, oil/gas/water production/injection data of wells, reservoir studies and technical analysis relevant to field performance, long-term development plans, future capital and operating costs. In order to calculate the economic value of Eni equity reserves, actual prices applicable to hydrocarbon sales, price adjustments required by applicable contractual arrangements, and other pertinent information are provided. In 2012, Ryder Scott Company and DeGolyer and MacNaughton22 provided an independent evaluation of almost 33% of Eni’s total proved reserves as of December 31, 201223, confirming, as in previous years, the reasonableness of Eni’s internal evaluations. In the three year period from 2010 to 2012, 92% of Eni’s total proved reserves were subject to independent evaluation. As of December 31, 2012, the principal properties not subjected to independent evaluation in the last three years are Bouri and Bu Attifel (Libya) and M’Boundi (Congo).
Eni operates under Production Sharing Agreements, PSAs, in several of the foreign jurisdictions where it has oil and gas exploration and production activities. Reserves of oil and natural gas to which Eni is entitled under PSA arrangements are shown in accordance with Eni’s economic interest in the volumes of oil and natural gas estimated to be recoverable in future years. Such reserves include estimated quantities allocated to Eni for recovery of costs, income taxes owed by Eni but settled by its joint venture partners (which are state-owned entities) out of Eni’s share of production and Eni’s net equity share after cost recovery. Proved oil and gas reserves associated with PSAs represented 55%, 49% and 47% of total proved reserves as of December 31, 2010, 2011 and 2012, respectively, on an oil-equivalent basis. Similar effects as PSAs apply to service and "buy-back" contracts; proved reserves associated with such contracts represented 3%, 1% and 2% of total proved reserves on an oil-equivalent basis as of December 31, 2010, 2011 and 2012, respectively.
Oil and gas reserve quantities include: (i) oil and natural gas quantities in excess of cost recovery which the company has an obligation to purchase under certain PSAs with governments or authorities, whereby the company serves as producer of reserves. Reserve volumes associated with oil and gas deriving from such obligation represent 0.6%, 0.8% and 1.1% of total proved reserves as of December 31, 2010, 2011 and 2012, respectively, on an oil equivalent basis; (ii) volumes of natural gas used for own consumption; (iii) the quantities of hydrocarbons related to the Angola LNG plant.
Numerous uncertainties are inherent in estimating quantities of proved reserves, in projecting future productions and development expenditures. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and evaluation. The results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. In addition, changes in oil and natural gas prices have an effect on the quantities of Eni’s proved reserves since estimates of reserves are based on prices and costs relevant to the date when such estimates are made. Consequently, the evaluation of reserves could also significantly differ from actual oil and natural gas volumes that will be produced.

(21) From 1991 to 2002 DeGolyer and MacNaughton, from 2003 also Ryder Scott.
(22) The reports of independent engineers are available on Eni website eni.com, section Publications/Annual Report 2011.
(23) Including reserves of equity-accounted entities.

Contents
Eni Annual Report / Supplemental oil and gas information

The following table presents yearly changes in estimated proved reserves, developed and undeveloped, of crude oil (including condensate and natural gas liquids) and natural gas as of December 31, 2010, 2011 and 2012.

Crude oil (including condensate and natural gas liquids)

(million barrels)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
2010
Reserves of consolidated subsidiaries at December 31, 2009	233	351	895	770	849	94	153	32	3,377
of which: developed	141	218	659	544	291	45	80	23	2,001
of which: undeveloped	92	133	236	226	558	49	73	9	1,376
Purchase of minerals in place
Revisions of previous estimates	38	17	178	75	(37)	62	2		335
Improved recovery			1	1					2
Extensions and discoveries		25	13	22			1		61
Production	(23)	(44)	(108)	(116)	(24)	(17)	(22)	(3)	(357)
Sales of minerals in place			(1)	(2)					(3)
Reserves of consolidated subsidiaries at December 31, 2010	248	349	978	750	788	139	134	29	3,415
Reserves of equity-accounted entities at December 31, 2009			13	7		50	16		86
of which: developed			10	4		7	13		34
of which: undeveloped			3	3		43	3		52
Purchase of minerals in place
Revisions of previous estimates			8			(6)	(2)
Improved recovery							12		12
Extensions and discoveries							117		117
Production			(2)	(1)			(4)		(7)
Sales of minerals in place
Reserves of equity-accounted entities at December 31, 2010			19	6		44	139		208
Reserves at December 31, 2010	248	349	997	756	788	183	273	29	3,623
Developed	183	207	674	537	251	44	87	20	2,003
consolidated subsidiaries	183	207	656	533	251	39	62	20	1,951
equity-accounted entities			18	4		5	25		52
Undeveloped	65	142	323	219	537	139	186	9	1,620
consolidated subsidiaries	65	142	322	217	537	100	72	9	1,464
equity-accounted entities			1	2		39	114		156

Contents
Eni Annual Report / Supplemental oil and gas information

(million barrels)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
2011
Reserves of consolidated subsidiaries at December 31, 2010	248	349	978	750	788	139	134	29	3,415
of which: developed	183	207	656	533	251	39	62	20	1,951
of which: undeveloped	65	142	322	217	537	100	72	9	1,464
Purchase of minerals in place
Revisions of previous estimates	34	58	10	14	(112)	(20)	1		(15)
Improved recovery		2	2	2					6
Extensions and discoveries		9	2	11			17		39
Production	(23)	(44)	(75)	(100)	(23)	(13)	(20)	(4)	(302)
Sales of minerals in place		(2)		(7)					(9)
Reserves of consolidated subsidiaries at December 31, 2011	259	372	917	670	653	106	132	25	3,134
Reserves of equity-accounted entities at December 31, 2010			19	6		44	139		208
of which: developed			18	4		5	25		52
of which: undeveloped			1	2		39	114		156
Purchase of minerals in place
Revisions of previous estimates				11		6	11		28
Improved recovery							1		1
Extensions and discoveries				6		60	4		70
Production			(2)	(1)			(4)		(7)
Sales of minerals in place
Reserves of equity-accounted entities at December 31, 2011			17	22		110	151		300
Reserves at December 31, 2011	259	372	934	692	653	216	283	25	3,434
Developed	184	195	638	487	215	34	117	25	1,895
consolidated subsidiaries	184	195	622	483	215	34	92	25	1,850
equity-accounted entities			16	4			25		45
Undeveloped	75	177	296	205	438	182	166		1,539
consolidated subsidiaries	75	177	295	187	438	72	40		1,284
equity-accounted entities			1	18		110	126		255

Contents
Eni Annual Report / Supplemental oil and gas information

(million barrels)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
2012
Reserves of consolidated subsidiaries at December 31, 2011	259	372	917	670	653	106	132	25	3,134
of which: developed	184	195	622	483	215	34	92	25	1,850
of which: undeveloped	75	177	295	187	438	72	40		1,284
Purchase of minerals in place
Revisions of previous estimates	(9)	10	55	26	62	(9)	40	6	181
Improved recovery		1	20	7					28
Extensions and discoveries		3	10	65			8		86
Production	(23)	(35)	(98)	(90)	(22)	(15)	(26)	(7)	(316)
Sales of minerals in place				(6)	(23)				(29)
Reserves of consolidated subsidiaries at December 31, 2012	227	351	904	672	670	82	154	24	3,084
Reserves of equity-accounted entities at December 31, 2010			17	22		110	151		300
of which: developed			16	4			25		45
of which: undeveloped			1	18		110	126		255
Purchase of minerals in place
Revisions of previous estimates				(1)		2			1
Improved recovery
Extensions and discoveries			1			3			4
Production			(1)	(1)		(1)	(4)		(7)
Sales of minerals in place				(4)			(28)		(32)
Reserves of equity-accounted entities at December 31, 2012			17	16		114	119		266
Reserves at December 31, 2012	227	351	921	688	670	196	273	24	3,350
Developed	165	180	601	456	203	49	128	24	1,806
consolidated subsidiaries	165	180	584	456	203	41	109	24	1,762
equity-accounted entities			17			8	19		44
Undeveloped	62	171	320	232	467	147	145		1,544
consolidated subsidiaries	62	171	320	216	467	41	45		1,322
equity-accounted entities				16		106	100		222

Contents
Eni Annual Report / Supplemental oil and gas information

Natural Gas (a)

(billion cubic feet)	Italy (b)	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
2010
Reserves of consolidated subsidiaries at December 31, 2009	2,704	1,380	5,894	2,127	2,139	814	629	575	16,262
of which: developed	2,001	1,231	3,486	1,463	1,859	539	506	565	11,650
of which: undeveloped	703	149	2,408	664	280	275	123	10	4,612
Purchase of minerals in place
Revisions of previous estimates	234	48	778	161	(179)	211	41	(18)	1,276
Improved recovery
Extensions and discoveries		177	146			4	5	22	354
Production	(246)	(204)	(609)	(161)	(86)	(158)	(145)	(35)	(1,644)
Sales of minerals in place	(48)		(2)						(50)
Reserves of consolidated subsidiaries at December 31, 2010	2,644	1,401	6,207	2,127	1,874	871	530	544	16,198
Reserves of equity-accounted entities at December 31, 2009			14	85		1,487	2		1,588
of which: developed			12	5		217			234
of which: undeveloped			2	80		1,270	2		1,354
Purchase of minerals in place
Revisions of previous estimates			6	(1)		44	2		51
Improved recovery
Extensions and discoveries			6	34			18		58
Production			(2)			(11)			(13)
Sales of minerals in place
Reserves of equity-accounted entities at December 31, 2010			24	118		1,520	22		1,684
Reserves at December 31, 2010	2,644	1,401	6,231	2,245	1,874	2,391	552	544	17,882
Developed	2,061	1,103	3,122	1,554	1,621	774	437	539	11,211
consolidated subsidiaries	2,061	1,103	3,100	1,550	1,621	560	431	539	10,965
equity-accounted entities			22	4		214	6		246
Undeveloped	583	298	3,109	691	253	1,617	115	5	6,671
consolidated subsidiaries	583	298	3,107	577	253	311	99	5	5,233
equity-accounted entities			2	114		1,306	16		1,438
(a) Values lower than 1 BCF are not disclosed.
(b) Including, approximately, 769 and 767 BCF of natural gas held in storage at December 31, 2009 and 2010, respectively.

Contents
Eni Annual Report / Supplemental oil and gas information

(billion cubic feet)	Italy (b)	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
2011
Reserves of consolidated subsidiaries at December 31, 2010	2,644	1,401	6,207	2,127	1,874	871	530	544	16,198
of which: developed	2,061	1,103	3,100	1,550	1,621	560	431	539	10,965
of which: undeveloped	583	298	3,107	577	253	311	99	5	5,233
Purchase of minerals in place	9								9
Revisions of previous estimates	80	199	436	(11)	(142)	(38)	51	96	671
Improved recovery		3							3
Extensions and discoveries	4	18	9	18			131		180
Production	(246)	(196)	(462)	(185)	(84)	(148)	(122)	(36)	(1,479)
Sales of minerals in place
Reserves of consolidated subsidiaries at December 31, 2011	2,491	1,425	6,190	1,949	1,648	685	590	604	15,582
Reserves of equity-accounted entities at December 31, 2010			24	118		1,520	22		1,684
of which: developed			22	4		214	6		246
of which: undeveloped			2	114		1,306	16		1,438
Purchase of minerals in place		2							2
Revisions of previous estimates			(2)	147		372	11		528
Improved recovery
Extensions and discoveries				74		1,150	1,274		2,498
Production			(2)	(1)		(9)			(12)
Sales of minerals in place
Reserves of equity-accounted entities at December 31, 2011		2	20	338		3,033	1,307		4,700
Reserves at December 31, 2011	2,491	1,427	6,210	2,287	1,648	3,718	1,897	604	20,282
Developed	1,977	995	3,087	1,441	1,480	552	393	491	10,416
consolidated subsidiaries	1,977	995	3,070	1,437	1,480	528	385	491	10,363
equity-accounted entities			17	4		24	8		53
Undeveloped	514	432	3,123	846	168	3,166	1,504	113	9,866
consolidated subsidiaries	514	430	3,120	512	168	157	205	113	5,219
equity-accounted entities		2	3	334		3,009	1,299		4,647

(b) Including, approximately, 767 and 767 BCF of natural gas held in storage at December 31, 2010 and 2011, respectively.

Contents
Eni Annual Report / Supplemental oil and gas information

(billion cubic feet)	Italy (b)	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
2012
Reserves of consolidated subsidiaries at December 31, 2011	2,491	1,425	6,190	1,949	1,648	685	590	604	15,582
of which: developed	1,977	995	3,070	1,437	1,480	528	385	491	10,363
of which: undeveloped	514	430	3,120	512	168	157	205	113	5,219
Purchase of minerals in place
Revisions of previous estimates	154	45		284	141	18	(41)	5	606
Improved recovery
Extensions and discoveries	24	15	1	113	469	2	4		628
Production	(254)	(168)	(633)	(196)	(81)	(143)	(104)	(37)	(1,616)
Sales of minerals in place	(782)			(89)	(139)				(1,010)
Reserves of consolidated subsidiaries at December 31, 2012	1,633	1,317	5,558	2,061	2,038	562	449	572	14,190
Reserves of equity-accounted entities at December 31, 2011		2	20	338		3,033	1,307		4,700
of which: developed			17	4		24	8		53
of which: undeveloped		2	3	334		3,009	1,299		4,647
Purchase of minerals in place
Revisions of previous estimates		(2)	(2)	3		1	1,340		1,340
Improved recovery
Extensions and discoveries				17		38	739		794
Production			(2)	(2)		(29)			(33)
Sales of minerals in place				(3)			(31)		(34)
Reserves of equity-accounted entities at December 31, 2012			16	353		3,043	3,355		6,767
Reserves at December 31, 2012	1,633	1,317	5,574	2,414	2,038	3,605	3,804	572	20,957
Developed	1,325	925	2,736	1,429	1,401	774	340	459	9,389
consolidated subsidiaries	1,325	925	2,720	1,429	1,401	372	334	459	8,965
equity-accounted entities			16			402	6		424
Undeveloped	308	392	2,838	985	637	2,831	3,464	113	11,568
consolidated subsidiaries	308	392	2,838	632	637	190	115	113	5,225
equity-accounted entities				353		2,641	3,349		6,343

(b) Including, approximately, 767 BCF of natural gas held in storage at December 31, 2011.

Contents
Eni Annual Report / Supplemental oil and gas information

Standardized measure of discounted future net cash flows

Estimated future cash inflows represent the revenues that would be received from production and are determined by applying year-end the average prices during the years ended.
Future price changes are considered only to the extent provided by contractual arrangements. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved reserves at the end of the year. Neither the effects of price and cost escalations nor expected future changes in technology and operating practices have been considered.
The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a yearly 10% discount factor.
Future production costs include the estimated expenditures related to the production of proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of drilling development wells and installation of production facilities, plus the net costs associated with dismantlement and abandonment of wells and facilities, under the assumption that year-end costs continue without considering future inflation. Future income taxes were calculated in accordance with the tax laws of the Countries in which Eni operates.
The standardized measure of discounted future net cash flows, related to the preceding proved oil and gas reserves, is calculated in accordance with the requirements of FASB Extractive Activities - oil&gas (Topic 932). The standardized measure does not purport to reflect realizable values or fair market value of Eni’s proved reserves. An estimate of fair value would also take into account, among other things, hydrocarbon resources other than proved reserves, anticipated changes in future prices and costs and a discount factor representative of the risks inherent in the oil and gas exploration and production activity.

Contents
Eni Annual Report / Supplemental oil and gas information

The standardized measure of discounted future net cash flows by geographical area consists of the following:

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
December 31, 2010
Consolidated subsidiaries
Future cash inflows	30,047	27,973	86,728	45,790	41,053	9,701	8,546	3,846	253,684
Future production costs	(4,865)	(7,201)	(12,896)	(13,605)	(6,686)	(3,201)	(2,250)	(611)	(51,315)
Future development and abandonment costs	(4,499)	(6,491)	(8,827)	(5,310)	(5,192)	(3,489)	(1,713)	(221)	(35,742)
Future net inflow before income tax	20,683	14,281	65,005	26,875	29,175	3,011	4,583	3,014	166,627
Future income tax	(6,289)	(9,562)	(37,108)	(14,468)	(7,213)	(872)	(910)	(805)	(77,227)
Future net cash flows	14,394	4,719	27,897	12,407	21,962	2,139	3,673	2,209	89,400
10% discount factor	(7,224)	(1,608)	(13,117)	(3,884)	(14,829)	(419)	(1,392)	(850)	(43,323)
Standardized measure of discounted future net cash flows of consolidated subsidiaries at December 31, 2010	7,170	3,111	14,780	8,523	7,133	1,720	2,281	1,359	46,077
Equity-accounted entities
Future cash inflows			498	750		2,893	7,363		11,504
Future production costs			(251)	(98)		(972)	(2,676)		(3,997)
Future development and abandonment costs			(35)	(128)		(879)	(1,188)		(2,230)
Future net inflow before income tax			212	524		1,042	3,499		5,277
Future income tax			(2)	(69)		(338)	(2,145)		(2,554)
Future net cash flows			210	455		704	1,354		2,723
10% discount factor			(113)	(160)		(515)	(852)		(1,640)
Standardized measure of discounted future net cash flows of equity-accounted entities at December 31, 2010			97	295		189	502		1,083
Total consolidated subsidiaries and equity-accounted entities at December 31, 2010	7,170	3,111	14,877	8,818	7,133	1,909	2,783	1,359	47,160
December 31, 2011
Consolidated subsidiaries
Future cash inflows	38,200	37,974	109,825	59,263	50,443	10,403	11,980	5,185	323,273
Future production costs	(5,740)	(7,666)	(17,627)	(15,191)	(7,845)	(3,852)	(2,687)	(813)	(61,421)
Future development and abandonment costs	(4,712)	(7,059)	(9,639)	(5,734)	(3,705)	(2,842)	(1,836)	(224)	(35,751)
Future net inflow before income tax	27,748	23,249	82,559	38,338	38,893	3,709	7,457	4,148	226,101
Future income tax	(9,000)	(15,912)	(46,676)	(23,075)	(9,866)	(1,124)	(2,474)	(1,254)	(109,381)
Future net cash flows	18,748	7,337	35,883	15,263	29,027	2,585	4,983	2,894	116,720
10% discount factor	(9,692)	(2,572)	(16,191)	(4,833)	(17,599)	(559)	(1,914)	(1,122)	(54,482)
Standardized measure of discounted future net cash flows of consolidated subsidiaries at December 31, 2011	9,056	4,765	19,692	10,430	11,428	2,026	3,069	1,772	62,238
Equity-accounted entities
Future cash inflows		21	649	1,866		6,141	15,067		23,744
Future production costs		(5)	(259)	(471)		(1,540)	(4,598)		(6,873)
Future development and abandonment costs		(2)	(36)	(147)		(1,247)	(1,754)		(3,186)
Future net inflow before income tax		14	354	1,248		3,354	8,715		13,685
Future income tax		(3)	(3)	(189)		(824)	(5,368)		(6,387)
Future net cash flows		11	351	1,059		2,530	3,347		7,298
10% discount factor			(183)	(475)		(1,825)	(2,155)		(4,638)
Standardized measure of discounted future net cash flows of equity-accounted entities at December 31, 2011		11	168	584		705	1,192		2,660
Total consolidated subsidiaries and equity-accounted entities at December 31, 2011	9,056	4,776	19,860	11,014	11,428	2,731	4,261	1,772	64,898

Contents
Eni Annual Report / Supplemental oil and gas information

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	America	Australia and Oceania	Total
December 31, 2012
Consolidated subsidiaries
Future cash inflows	30,308	38,912	108,343	56,978	53,504	7,881	11,008	4,957	311,891
Future production costs	(5,900)	(8,190)	(18,555)	(14,844)	(9,561)	(2,854)	(2,520)	(921)	(63,345)
Future development and abandonment costs	(3,652)	(7,511)	(8,412)	(6,873)	(3,802)	(1,974)	(1,502)	(197)	(33,923)
Future net inflow before income tax	20,756	23,211	81,376	35,261	40,141	3,053	6,986	3,839	214,623
Future income tax	(6,911)	(15,063)	(44,256)	(21,348)	(10,293)	(903)	(2,906)	(1,181)	(102,861)
Future net cash flows	13,845	8,148	37,120	13,913	29,848	2,150	4,080	2,658	111,762
10% discount factor	(5,519)	(2,630)	(16,539)	(4,976)	(17,943)	(496)	(1,337)	(1,030)	(50,470)
Standardized measure of discounted future net cash flows of consolidated subsidiaries at December 31, 2012	8,326	5,518	20,581	8,937	11,905	1,654	2,743	1,628	61,292
Equity-accounted entities
Future cash inflows		1	658	3,594		6,689	18,132		29,074
Future production costs			(203)	(576)		(2,216)	(5,003)		(7,998)
Future development and abandonment costs		(1)	(17)	(101)		(1,061)	(2,563)		(3,743)
Future net inflow before income tax			438	2,917		3,412	10,566		17,333
Future income tax			(36)	(1,291)		(795)	(5,729)		(7,851)
Future net cash flows			402	1,626		2,617	4,837		9,482
10% discount factor			(206)	(962)		(1,747)	(3,621)		(6,536)
Standardized measure of discounted future net cash flows of equity-accounted entities at December 31, 2012			196	664		870	1,216		2,946
Total consolidated subsidiaries and equity-accounted entities at December 31, 2012	8,326	5,518	20,777	9,601	11,905	2,524	3,959	1,628	64,238

Contents
Eni Annual Report / Supplemental oil and gas information

Changes in standardized measure of discounted future net cash flows

Changes in standardized measure of discounted future net cash flows for the years ended December 31, 2010, 2011 and 2012, are as follows:

(euro million)	Consolidated subsidiaries	Equity-accounted entities	Total
Standardized measure of discounted future net cash flows at December 31, 2009	31,500	257	31,757
Increase (decrease):
- sales, net of production costs	(22,194)	(243)	(22,437)
- net changes in sales and transfer prices, net of production costs	24,415	406	24,821
- extensions, discoveries and improved recovery, net of future production and development costs	1,926	1,409	3,335
- changes in estimated future development and abandonment costs	(6,464)	(386)	(6,850)
- development costs incurred during the period that reduced future development costs	8,520	368	8,888
- revisions of quantity estimates	12,600	143	12,743
- accretion of discount	6,519	53	6,572
- net change in income taxes	(11,802)	(1,115)	(12,917)
- purchase of reserves in-place
- sale of reserves in-place	(177)		(177)
- changes in production rates (timing) and other	1,234	191	1,425
Net increase (decrease)	14,577	826	15,403
Standardized measure of discounted future net cash flows at December 31, 2010	46,077	1,083	47,160
Increase (decrease):
- sales, net of production costs	(23,744)	(300)	(24,044)
- net changes in sales and transfer prices, net of production costs	40,961	442	41,403
- extensions, discoveries and improved recovery, net of future production and development costs	1,580	2,457	4,037
- changes in estimated future development and abandonment costs	(3,890)	(392)	(4,282)
- development costs incurred during the period that reduced future development costs	7,301	866	8,167
- revisions of quantity estimates	1,337	(87)	1,250
- accretion of discount	8,640	235	8,875
- net change in income taxes	(17,067)	(1,678)	(18,745)
- purchase of reserves in-place	37	10	47
- sale of reserves in-place	(146)		(146)
- changes in production rates (timing) and other	1,152	24	1,176
Net increase (decrease)	16,161	1,577	17,738
Standardized measure of discounted future net cash flows at December 31, 2011	62,238	2,660	64,898
Increase (decrease):
- sales, net of production costs	(28,595)	(325)	(28,920)
- net changes in sales and transfer prices, net of production costs	2,264	(56)	2,208
- extensions, discoveries and improved recovery, net of future production and development costs	4,868	812	5,680
- changes in estimated future development and abandonment costs	(3,802)	(357)	(4,159)
- development costs incurred during the period that reduced future development costs	8,199	409	8,608
- revisions of quantity estimates	3,725	824	4,549
- accretion of discount	12,527	477	13,004
- net change in income taxes	2,207	(830)	1,377
- purchase of reserves in-place
- sale of reserves in-place	(1,509)	(615)	(2,124)
- changes in production rates (timing) and other	(830)	(53)	(883)
Net increase (decrease)	(946)	286	(660)
Standardized measure of discounted future net cash flows at December 31, 2012	61,292	2,946	64,238

Contents
Eni Annual Report / List of Eni's subsidiaries

List of Eni’s subsidiaries for year 2012

Subsidiary	Country of Incorporation	Eni’s share of net profit (%)

Exploration & Production
Eni Angola SpA	Italy	100.00
Eni East Africa SpA	Italy	100.00
Eni Mediterranea Idrocarburi SpA	Italy	100.00
Eni Timor Leste SpA	Italy	100.00
Eni West Africa SpA	Italy	100.00
Eni Zubair SpA	Italy	100.00
Ieoc SpA	Italy	100.00
Società Adriatica Idrocarburi SpA	Italy	100.00
Società Ionica Gas SpA	Italy	100.00
Società Oleodotti Meridionali - SOM SpA	Italy	70.00
Società Petrolifera Italiana SpA	Italy	99.96
Tecnomare - Società per lo Sviluppo delle Tecnologie Marine SpA	Italy	100.00
Agip Caspian Sea BV	Netherlands	100.00
Agip Energy and Natural Resources (Nigeria) Ltd	Nigeria	100.00
Agip Karachaganak BV	Netherlands	100.00
Agip Oil Ecuador BV	Netherlands	100.00
Burren Energy (Bermuda) Ltd	Bermuda	100.00
Burren Energy Congo Ltd	British Virgin Islands	100.00
Burren Energy India Ltd	United Kingdom	100.00
Burren Energy Ltd	Cyprus	100.00
Burren Energy Plc	United Kingdom	100.00
Burren Energy (Services) Ltd	United Kingdom	100.00
Burren Resources Petroleum Ltd	Bermuda	100.00
Burren Shakti Ltd	Bermuda	100.00
Eni AEP Ltd	United Kingdom	100.00
Eni Algeria Exploration BV	Netherlands	100.00
Eni Algeria Ltd Sàrl	Luxembourg	100.00
Eni Algeria Production BV	Netherlands	100.00
Eni Ambalat Ltd	United Kingdom	100.00
Eni America Ltd	United States of America	100.00
Eni Angola Exploration BV	Netherlands	100.00
Eni Angola Production BV	Netherlands	100.00
Eni Arguni I Ltd	United Kingdom	100.00
Eni Australia BV	Netherlands	100.00
Eni Australia Ltd	United Kingdom	100.00
Eni BB Petroleum Inc	United States of America	100.00
Eni Bukat Ltd	United Kingdom	100.00
Eni Bulungan BV	Netherlands	100.00
Eni Canada Holding Ltd	Canada	100.00
Eni CBM Ltd	United Kingdom	100.00
Eni China BV	Netherlands	100.00
Eni Congo SA	Republic of the Congo	100.00
Eni Croatia BV	Netherlands	100.00
Eni Dación BV	Netherlands	100.00
Eni Denmark BV	Netherlands	100.00
Eni East Sepinggan Ltd	United Kingdom	100.00
Eni Elgin/Franklin Ltd	United Kingdom	100.00
Eni Energy Russia BV	Netherlands	100.00

Contents
Eni Annual Report / List of Eni's subsidiaries

Subsidiary	Country of Incorporation	Eni’s share of net profit (%)

Exploration & Production
Eni Exploration & Production Holding BV	Netherlands	100.00
Eni Gabon SA	Gabon	99.96
Eni Ganal Ltd	United Kingdom	100.00
Eni Gas & Power LNG Australia BV	Netherlands	100.00
Eni Ghana Exploration and Production Ltd	Ghana	100.00
Eni Hewett Ltd	United Kingdom	100.00
Eni India Ltd	United Kingdom	100.00
Eni Indonesia Ltd	United Kingdom	100.00
Eni International NA NV Sàrl	Luxembourg	100.00
Eni International Resources Ltd	United Kingdom	100.00
Eni Investments Plc	United Kingdom	100.00
Eni Iran BV	Netherlands	100.00
Eni Iraq BV	Netherlands	100.00
Eni Ireland BV	Netherlands	100.00
Eni JPDA 03-13 Ltd	United Kingdom	100.00
Eni JPDA 06-105 Pty Ltd	Australia	100.00
Eni JPDA 11-106 BV	Netherlands	100.00
Eni Krueng Mane Ltd	United Kingdom	100.00
Eni Lasmo Plc	United Kingdom	100.00
Eni Liberia BV	Netherlands	100.00
Eni LNS Ltd	United Kingdom	100.00
Eni Mali BV	Netherlands	100.00
Eni Marketing Inc	United States of America	100.00
Eni Middle East BV	Netherlands	100.00
Eni Middle East Ltd	United Kingdom	100.00
Eni MOG Ltd (in liquidation)	United Kingdom	100.00
Eni Muara Bakau BV	Netherlands	100.00
Eni Norge AS	Norway	100.00
Eni North Africa BV	Netherlands	100.00
Eni North Ganal Ltd	United Kingdom	100.00
Eni Oil Algeria Ltd	United Kingdom	100.00
Eni Oil & Gas Inc	United States of America	100.00
Eni Oil Holdings BV	Netherlands	100.00
Eni Pakistan Ltd	United Kingdom	100.00
Eni Pakistan (M) Ltd Sàrl	Luxembourg	100.00
Eni Papalang Ltd	United Kingdom	100.00
Eni Petroleum Co Inc	United States of America	100.00
Eni Petroleum US Llc	United States of America	100.00
Eni Polska spólka z ograniczona odpowiedzialnoscia	Poland	100.00
Eni Popodi Ltd	United Kingdom	100.00
Eni Rapak Ltd	United Kingdom	100.00
Eni RD Congo SPRL	Democratic Republic of the Congo	100.00
Eni South Salawati Ltd	United Kingdom	100.00
Eni TNS Ltd	United Kingdom	100.00
Eni Togo BV	Netherlands	100.00
Eni Transportation Ltd	United Kingdom	100.00
Eni Trinidad and Tobago Ltd	Trinidad & Tobago	100.00
Eni Tunisia BV	Netherlands	100.00
Eni UHL Ltd	United Kingdom	100.00
Eni UKCS Ltd	United Kingdom	100.00
Eni UK Holding Plc	United Kingdom	100.00

Contents
Eni Annual Report / List of Eni's subsidiaries

Subsidiary	Country of Incorporation	Eni’s share of net profit (%)

Exploration & Production
Eni UK Ltd	United Kingdom	100.00
Eni Ukraine Holdings BV	Netherlands	100.00
Eni Ukraine Llc	Ukraine	100.00
Eni ULT Ltd	United Kingdom	100.00
Eni ULX Ltd	United Kingdom	100.00
Eni USA Gas Marketing Llc	United States of America	100.00
Eni USA Inc	United States of America	100.00
Eni US Operating Co Inc	United States of America	100.00
Eni Venezuela BV	Netherlands	100.00
Eni West Timor Ltd	United Kingdom	100.00
First Calgary Petroleums LP	United States of America	100.00
First Calgary Petroleums Partner Co ULC	Canada	100.00
Hindustan Oil Exploration Co Ltd	India	47.18
Ieoc Exploration BV	Netherlands	100.00
Ieoc Production BV	Netherlands	100.00
Lasmo Sanga Sanga Ltd	Bermuda	100.00
Nigerian Agip Exploration Ltd	Nigeria	100.00
Nigerian Agip Oil Co Ltd	Nigeria	100.00
OOO "Eni Energhia"	Russia	100.00

Gas & Power
EniPower Mantova SpA	Italy	86.50
EniPower SpA	Italy	100.00
LNG Shipping SpA	Italy	100.00
Società EniPower Ferrara Srl	Italy	51.00
Trans Tunisian Pipeline Co SpA (former Trans Tunisian Pipeline Co Ltd)	Italy	100.00
Adriaplin Podjetje za distribucijo zemeljskega plina doo Ljubljana	Slovenia	51.00
Distribuidora de Gas Cuyana SA	Argentina	45.60
Distrigas LNG Shipping SA	Belgium	100.00
Eni G&P France BV	Netherlands	100.00
Eni G&P Trading BV	Netherlands	100.00
Eni Gas & Power France SA (former Altergaz SA)	France	99.74
Eni Gas & Power GmbH	Germany	100.00
Eni Gas & Power NV (former Distrigas NV)	Belgium	100.00
Eni Gas Transport Services SA	Switzerland	100.00
Eni Power Generation NV	Belgium	100.00
Eni Wind Belgium NV	Belgium	100.00
Finpipe GIE	Belgium	63.33
Inversora de Gas Cuyana SA	Argentina	76.00
Société de Service du Gazoduc Transtunisien SA - Sergaz SA	Tunisia	66.67
Société pour la Construction du Gazoduc Transtunisien SA - Scogat SA	Tunisia	100.00
Tigáz Tiszántúli Gázszolgáltató Zártkörûen Mûködõ Részvénytársaság	Hungary	52.77
Tigáz-Dso Földgázelosztó kft	Hungary	52.77

Contents
Eni Annual Report / List of Eni's subsidiaries

Subsidiary	Country of Incorporation	Eni’s share of net profit (%)

Refining & Marketing
Costiero Gas Livorno SpA	Italy	65.00
Ecofuel SpA	Italy	100.00
Eni Fuel Centrosud SpA	Italy	100.00
Eni Fuel Nord SpA	Italy	100.00
Eni Rete oil&nonoil SpA	Italy	100.00
Eni Trading & Shipping SpA	Italy	100.00
Petrolig Srl	Italy	70.00
Petroven Srl	Italy	68.00
Raffineria di Gela SpA	Italy	100.00
Eni Austria GmbH	Austria	100.00
Eni Benelux BV	Netherlands	100.00
Eni Ceská Republika Sro	Czech Republic	100.00
Eni Deutschland GmbH	Germany	100.00
Eni Ecuador SA	Ecuador	100.00
Eni France Sàrl	France	100.00
Eni Hungaria Zrt	Hungary	100.00
Eni Iberia SLU	Spain	100.00
Eni Marketing Austria GmbH	Austria	100.00
Eni Mineralölhandel GmbH	Austria	100.00
Eni Romania Srl	Romania	100.00
Eni Schmiertechnik GmbH	Germany	100.00
Eni Slovenija doo	Slovenia	100.00
Eni Slovensko Spol Sro	Slovakia	100.00
Eni Suisse SA	Switzerland	100.00
Eni Trading & Shipping BV	Netherlands	100.00
Eni Trading & Shipping Inc	United States of America	100.00
Eni USA R&M Co Inc	United States of America	100.00
Esain SA	Ecuador	100.00

Chemicals
Versalis SpA (former Polimeri Europa SpA)	Italy	100.00
Dunastyr Polisztirolgyártó Zártkoruen Mukodo Részvénytársaság	Hungary	100.00
Eni Chemicals Trading (Shanghai) Co Ltd	China	100.00
Polimeri Europa France SAS	France	100.00
Polimeri Europa GmbH	Germany	100.00
Polimeri Europa Ibérica SA	Spain	100.00
Polimeri Europa UK Ltd	United Kingdom	100.00
Versalis International SA (former Polimeri Europa Benelux SA)	Belgium	100.00
Versalis Pacific Trading (Shanghai) Co Ltd	China	100.00

Engineering & Construction
Saipem SpA	Italy	43.12
Denuke Scarl	Italy	23.72
Servizi Energia Italia SpA	Italy	43.12
SnamprogettiChiyoda SAS di Saipem SpA	Italy	43.08
Andromeda Consultoria Tecnica e Representações Ltda	Brazil	43.12
Boscongo SA	Republic of the Congo	43.12
Construction Saipem Canada Inc	Canada	43.12
ER SAI Caspian Contractor Llc	Kazakhstan	21.56
ERS - Equipment Rental & Services BV	Netherlands	43.12
ERSAI Marine Llc	Kazakhstan	21.56
Global Petroprojects Services AG	Switzerland	43.12

Contents
Eni Annual Report / List of Eni's subsidiaries

Subsidiary	Country of Incorporation	Eni’s share of net profit (%)

Engineering & Construction
Moss Maritime AS	Norway	43.12
Moss Maritime Inc	United States of America	43.12
North Caspian Service Co	Kazakhstan	43.12
Petrex SA	Peru	43.12
Professional Training Center Llc	Kazakhstan	21.56
PT Saipem Indonesia	Indonesia	43.12
Saigut SA de Cv	Mexico	43.12
Saimexicana SA de Cv	Mexico	43.12
Saipem (Beijing) Technical Services Co Ltd	China	43.12
Saipem (Malaysia) Sdn Bhd	Malaysia	17.84
Saipem (Nigeria) Ltd	Nigeria	38.55
Saipem (Portugal) Comércio Marítimo, Sociedade Unipessoal Lda	Portugal	43.12
Saipem America Inc	United States of America	43.12
Saipem Asia Sdn Bhd	Malaysia	43.12
Saipem Australia Pty Ltd	Australia	43.12
Saipem Contracting (Nigeria) Ltd	Nigeria	42.23
Saipem Contracting Algérie SpA	Algeria	43.12
Saipem Contracting Netherlands BV	Netherlands	43.12
Saipem do Brasil Serviçõs de Petroleo Ltda	Brazil	43.12
Saipem Drilling Co Private Ltd	India	43.12
Saipem Drilling Norway AS	Norway	43.12
Saipem India Projects Ltd	India	43.12
Saipem International BV	Netherlands	43.12
Saipem Libya Llc - SA.LI.CO. Llc	Libya	43.12
Saipem Ltd	United Kingdom	43.12
Saipem Luxembourg SA	Luxembourg	43.12
Saipem Maritime Asset Management Luxembourg Sàrl	Luxembourg	43.12
Saipem Mediteran Usluge doo (in liquidation)	Croatia	43.12
Saipem Misr for Petroleum Services SAE	Egypt	43.12
Saipem Norge AS	Norway	43.12
Saipem Offshore Norway AS	Norway	43.12
Saipem SA	France	43.12
Saipem Services México SA de Cv	Mexico	43.12
Saipem Services SA	Belgium	43.12
Saipem Singapore Pte Ltd	Singapore	43.12
Saipem UK Ltd (in liquidation)	United Kingdom	43.12
Saipem Ukraine Llc	Ukraine	43.12
Sajer Iraq Co for Petroleum Services Trading General Contracting & Transport Llc	Iraq	25.87
Saudi Arabian Saipem Ltd	Saudi Arabia	25.87
Sigurd Rück AG	Switzerland	43.12
Snamprogetti Canada Inc	Canada	43.12
Snamprogetti Engineering BV	Netherlands	43.12
Snamprogetti Ltd (in liquidation)	United Kingdom	43.12
Snamprogetti Lummus Gas Ltd	Malta	42.69
Snamprogetti Netherlands BV	Netherlands	43.12
Snamprogetti Romania Srl	Romania	43.12
Snamprogetti Saudi Arabia Co Ltd Llc	Saudi Arabia	43.12
Sofresid Engineering SA	France	43.12
Sofresid SA	France	43.12
Sonsub International Pty Ltd	Australia	43.12
Varisal - Serviços de Consultadoria e Marketing Unipessoal Lda	Portugal	43.12

Contents
Eni Annual Report / List of Eni's subsidiaries

Subsidiary	Country of Incorporation	Eni’s share of net profit (%)

Other activities
Syndial SpA - Attività Diversificate	Italy	100.00
Ing. Luigi Conti Vecchi SpA	Italy	100.00

Corporate and financial companies
Agenzia Giornalistica Italia SpA	Italy	100.00
Eni Adfin SpA (former Eni Administration & Financial Service SpA)	Italy	99.63
Eni Corporate University SpA	Italy	100.00
EniServizi SpA	Italy	100.00
Serfactoring SpA	Italy	48.82
Servizi Aerei SpA	Italy	100.00
Banque Eni SA	Belgium	100.00
Eni Finance International SA	Belgium	100.00
Eni Finance USA Inc	United States of America	100.00
Eni Insurance Ltd	Ireland	100.00
Eni International BV	Netherlands	100.00

Contents

Contents
Eni Annual Report / Consolidated Sustainability Statements

Notes on the Consolidated Sustainability Statements

■ Preparation criteria

2012 was Eni’s second year of adhesion to the Pilot Program launched by the International Integrated Reporting Council (IIRC) to pilot the Integrated Report. In line with the "Prototype of the International Framework" published by the IIRC, Eni has continued integrating financial and sustainability information, showing the relationship between elements of the scenario and competitive context, performance and strategic direction within the Operating and Financial Review section of the 2012 Annual Report. In addition, this year’s integrated report has been enhanced with examples of application of the business model as well as a description of the integrated risk management model. The section entitled "2012 Consolidated Sustainability Statements" (hereafter Consolidated Sustainability Statements) contains the key performance indicators monitored on an annual basis.
The 2012 sustainability report and the performance indicators for the 2010-2012 three year period included in this section have been prepared in accordance with the "Sustainability Reporting Guidelines, version 3.1" issued by the GRI (Global Reporting Initiative) and the related "Oil and Gas Sector Supplement", with particular reference to the principles of materiality, completeness, stakeholder inclusiveness and sustainability context.

Materiality and stakeholder inclusiveness
In order to define the priority sustainability issues both in terms of relevance to external stakeholders of reference and of internal significance to the Company, in 2012 an analysis of materiality was conducted. Its result are the sustainability themes reported in this document.
The level of external interest in sustainability issues is found through an analysis that considers the following factors: the political, economic, social and energy scenario at a global and local level, the benchmarking on a panel of companies from the Oil & Gas and other sectors similar to Eni in size and geographic aspects, the capital market and ethical rating agencies demands, the analysis of the press and the web, requests that the main stakeholders have done to Eni with different communication procedures and channels. In addition to the financial community, stakeholders considered are Governments and local institutions, international and national associations, NGOs and citizens interested in Eni’s work, and Eni’s people (for further information see paragraph "Stakeholder engagement").
The internal significance level of sustainability issues is determined on the basis of the analysis of the strategy and of short and long term objectives, combined with the evaluation of the results and of the sustainability performance of the reporting year. Joint consideration of external and internal significance leads to the identification of areas of priority and of greater materiality to the Company, shared with all the interested Company units and approved by the top management.

Reporting perimeter and sustainability context
The sustainability information contained in this section and in the Operating and Financial Review section of the Annual Report is integrated at several levels within the document. Within the Operating and Financial Review, financial information has been integrated with sustainability information with regard to the operating context, strategy, business model and integrated risk management system, as well as governance.
The following section contains Eni’s consolidated performance indicators for the 2010-2012 period and an analysis of the relative trends.
The information included relates to Eni SpA and its consolidated subsidiaries. The consolidation perimeter is the same as that for the 2012 Consolidated Financial Statements, with the exception of certain data specifically indicated in the text. This year, the data are shown net of Snam’s contribution for the entire three-year period, due to the sale of Snam ordinary shares, equal to 30% less one share of the voting capital of the company, to Cassa Depositi e Prestiti. This disposal was completed in October 2012.
With regard to data on health, safety and the environment, the consolidation score is defined on the basis of the operational criterion (control of operations). For example, under this approach, emissions reported represent 100% of the emissions for each installation operated by Eni.
Vice versa, the equity share criterion, used in the consolidated financial statements, requires that the emissions associated with an installation reflect the percentage financial interest in that particular installation.

Principles of quality assurance for sustainability reporting
The performance data shown have been reported with the aim of giving a balanced and clear picture of Company actions and characteristics.
The collection process for information and quantitative data has been structured to ensure comparability of data across several years, to enable a correct reading of the information and a complete view for all the stakeholders interested in the trends in Eni’s performance.
The indicators and specific data for the various business sectors are shown on the website eni.com.
The Consolidated Sustainability Statements are based on the measurement processes defined in the reporting procedures: lower or different levels of accuracy are indicated in the margin for the data presented. During the allocation of data by the people responsible for each topic, in addition to loading data for the reporting year, the two previous years were also verified and updated. In addition, this year, given the change in consolidation perimeter due to the disposal of Snam, the data have been recalculated net of Snam’s contribution in order to ensure comparability over a three-year period. Therefore, any changes in the data for 2010 and 2011 compared to those published last year are due to these adjustments. The data were collected using a dedicated information system, which guarantees the reliability of information flows and accurate monitoring. The sustainability information has been certified by an independent entity, the auditing company for the consolidated financial statements of the Eni Group as of December 31, 2012.

Contents
Eni Annual Report / Consolidated Sustainability Statements

Calculation methods
The methods used to calculate value added, the injury frequency rate and injury severity rate, the refining energy intensity index, the emission index and the value generated by research are shown below.
Value added represents the wealth generated by the Company in carrying out its activities. The form chosen for this report is total added value net of amortization. Total net added value is divided between the following beneficiaries: employees (direct remuneration composed of wages, salaries and TFR - employee termination indemnity - and indirect remuneration consisting of social welfare contributions); Public Administration (income tax); financial backers (medium and long-term interest paid for the availability of borrowed capital); shareholders (dividends distributed); the Company (retained earnings).
With regard to safety performance, injury frequency and severity rates are shown for employees and contractors. The frequency rate is calculated as the number of accidents leading to days of absence (including fatalities) divided by millions of worked hours; the severity rate is defined as the ratio between the days of absence24 due to accident (excluding fatalities) and thousands of worked hours. The calculation of the injury frequency rate and severity rate does not take into account accidents while traveling.
The energy intensity index of refineries represents the total value of energy actually used in a given year in the various refinery processing plants, divided by the corresponding value determined on the basis of predefined standard consumption values for each processing plant.
For comparisons between years, 2005 data have been taken as the baseline (100%). In order to highlight medium and long-term performance on CO2 emissions, three indexes have been defined to represent the following operating contexts: hydrocarbon production, refining and electricity generation. These indexes take into account the substantial differences in working conditions recorded over the years and allow for performance comparison by normalization of the emissions based on operating data.
The indexes of refineries are calculated from the equivalent distillation capacity provided by a third party entity; the hydrocarbon production indexes cover effective net production; and the energy sector indexes measure electrical and thermal energy produced in equivalent kWh. Greenhouse gas emissions (GHG) relate to CO2 and CH4 (methane); methane is converted into CO2eq using a Global Warming Potential (GWP) of 21.
The new method for assessing the value generated from research allows the benefits of R&D to be calculated in terms of both tangible value and intangible value. The tangible benefits measure the value created for the Company through the application of innovative product/process technologies. This value is calculated using the operating data of the division/company or official models used to assess the value of industrial projects as a starting point. The assumptions applied on a case by case basis for the calculation are shared with the relevant technical structures/business lines. The tangible benefits are identified in a "what if" scenario, that is as the difference derived from comparison with the application of the best alternative technology or, in the case of new products, as the difference compared to the margin generated by the products replaced. The benefits may be identified based on actual results or expected value (net present value - NPV). In particular, benefits of E&P projects are entirely taken into account, including the shares of partners. Intangible benefits are identified by assessing on the one hand the effectiveness and efficiency of Company innovative capacity over time through the number of first time patent applications filed and, on the other, the spread of specialist know-how and the effectiveness of research in providing support for operating activities.

■ Disclosure on management approach

Sustainability management model
The creation of sustainable value is pursued through a business model focused on assets and strategic guidelines distributed along the entire value chain. The model is characterized by activities conducted within a framework of clear and rigorous governance rules complying with the highest ethical standards, with an integrated corporate risk management system, sustained by continuous interaction with all stakeholders and by an operating procedure guided by six drivers which are applied in all operating contexts. The combination of these six drivers – integration, cooperation, innovation, excellence, inclusiveness and responsibility – guides investment choices and allows strategic targets to be pursued.
The Eni model is governed by a regulatory system covering all the processes of the Group. The organizational model also requires the Sustainability Unit to perform functions of coordination, guidance, reporting, and management of relations with stakeholders and with the territory. Through analysis of the international scenario, stakeholders needs, Company commitments and Company performance, Eni defines its priorities in terms of targets and sustainability areas for improvement, as embodied in the long-term sustainability plan.

Goals, performance, monitoring and follow-up
The Company’s industrial plan identifies priority sustainability goals and develops them into concrete projects. Implementation of projects relating to priority goals is supported by economic incentives. Each sustainability goal is pursued with projects and initiatives defined by Eni’s divisions and subsidiaries and included in specific short and medium-term action plans. Project progress status and achievement of targets are monitored by the Sustainability function. In order to manage its impacts in a responsible and systematic manner and to accurately monitor its performance, Eni has built a system of sustainability reporting which periodically assesses set targets and results achieved. The set of indicators is updated annually based on analysis of: (1) the sustainability aspects most relevant and important for the energy sector (2) the main international standards, sector guidelines and sustainability indexes (3) common practices and best practices used by Eni’s main competitors in the field of sustainability communication.

(24) The term “days of absence” refers to absence from work of at least one calendar day, excluding the day of the accident.

Contents
Eni Annual Report / Consolidated Sustainability Statements

Regulatory system
Sustainability management is governed by the Eni regulatory system, which identifies specific roles and responsibilities for ensuring its functionality and effective operation in compliance with the general reference framework composed of: legal provisions, Eni By-laws, Code of Ethics, the Self Discipline Code and the CoSO Report. The system is made of policy, coordination and control tools (Policies and Management System Guidelines - MSGs) and operational tools (Procedures and Operating Instructions). The Policies are approved by the Board of Directors of Eni SpA and define the principles and general rules of conduct on which Eni’s activities must, without exception, be based. Eni’s policies are "Our people", "Our partners in the value chain", "Global compliance", "Corporate Governance", "Operational Excellence", "Our institutional partners", "Information management", "Sustainability", "Our tangible and intangible assets" and "The integrity of our operations".
The MSGs issued by Eni provide guidelines for the management of operating and business support processes including sustainability aspects. They are also used to describe compliance and governance models. Each individual company formally adopts the MSGs and adapts its own regulatory framework as a result. By the end of 2012, Eni had issued twenty-six process MSGs and seven compliance/governance MSGs, thereby almost completing the redesign of its processes, redefinition of the governance/compliance guidelines and simplification of the regulatory framework.

Training and awareness
Eni has planned the development of training and awareness on the various aspects linked to sustainability and corporate ethics, aimed at various Company population targets. The different courses provide for both strengthening of the process of cultural, professional and managerial growth and in-depth exploration of specialist topics with a direct impact on the business (respect for human rights, health, safety and the environment, anti-corruption, security etc.). For members of the Board of Directors, a series of specific training and awareness initiatives on issues linked to sustainability are provided as part of the board induction process.

Additional information

Economic performance
Making use of the integrated business model, Eni has identified a long-term sustainable growth and value creation strategy for shareholders, the implementation of which is based on specific guidelines and strategies at the business level.

Environment
Environmental management is based on prevention, protection, information and participation criteria and its goals are: identification of the environmental aspects and adoption of the best technologies; mitigation of environmental impacts; management of a system to prevent events with a direct or indirect adverse environmental impact, connected to specific production unit activities; the adoption of site-specific methods for protecting biodiversity. Eni has defined and constantly updated an integrated health, safety, and environmental (HSE) management system, which constitutes the reference basis for all production units and requires the systematic performance of integrated audits. The companies and divisions are committed to contributing, with their respective technological capacities and professional competences, to the well-being and improvement of the quality of life of the communities in which they operate. Work on HSE topics is coordinated by an HSE Coordination Committee, chaired by Eni’s Safety, Health and Environment Manager and is composed of Managers of the business unit HSE functions.
Eni has defined a carbon management strategy for the reduction of climate-altering emissions and manages participation in the Emissions Trading system through complex management procedures including physical accounting, reporting and auditing of emissions, as well as the related operations for administering quotas and the relevant movements.

Labor practices and adequate working conditions
Part of Eni’s culture and the basis for the success of the Company is the central importance given by Eni to its people: from employment protection to the development of skills and competencies and creation of a work environment which offers the equal opportunities to all based on shared, merit-based criteria, without discrimination. Eni bases its management of these aspects, as required by the regulatory system, on the ILO Fundamental Conventions, the Agreement on Transnational Industrial Relations and Corporate Social Responsibility with the ICEM (the International Federation of Chemical and Energy Mining and General Workers’ Union), the Agreement with the European Works Council (EWC) and the OECD Guidelines for Multinational Enterprises.
The health and safety of Eni’s people, the community and Eni’s partners are a priority for Eni in pursuing its business activities. Accordingly, Eni manages people’s health and safety according to the principles of precaution, prevention, protection and continuous improvement, making all Company levels responsible for achieving this.

Human Rights
Eni’s regulatory system explicitly requires that "the Company undertakes to respect internationally recognized Human Rights as part of its activities and to promote respect as part of activities contracted out to, or conducted with, partners and by its stakeholders". Since 2007 Eni has adopted a Guideline which regulate the protection and promotion of Human Rights in all the Company’s actions. Following the issue of this guideline the Human Rights Compliance Assessment project was started and in 2011 a Working Group on Human Rights was established to develop due diligence and other indications given in the United Nations Guiding Principles.

Contents
Eni Annual Report / Consolidated Sustainability Statements

Society
Eni identifies and assesses the environmental, social, economic and cultural impacts generated by its activities, including those on the local communities, ensuring their mitigation and implementing improvement processes. Since 2008 a standard dedicated to Environmental and Social Impact Assessment (ESIA) has been added to the HSE management system. The application of this to all new projects allows the socioeconomic and cultural component to be explored within the impact analysis. With regard to combating corruption in Eni, an Anti-Corruption Legal Support Unit (ACLSU) has been created which provides anti-corruption consulting and specialist assistance for Eni’s people and Eni’s non listed subsidiaries. Since January 1, 2012 the new Eni Anti-Corruption Management System Guideline (MSG) accompanied by Anti-Corruption Regulatory Tools has been in force, replacing the Ancillary Procedures used until then. With regard to transparency of payments to producer Countries, Eni has adhered to the Extractive Industries Transparency Initiative (EITI) since 2005. The initiative promotes the publication of the financial flows generated by extraction activities in order to use these for the long-term development of producer Countries.

Product Responsibility
For Eni the management of aspects linked to product responsibility (health and safety, information and labeling, marketing and privacy) mainly relates to electricity and gas supply services and the sale of oil, gas, petrochemicals and their derivatives. Eni’s commercial policies are aimed at ensuring the quality of goods and services, safety and privacy protection. In addition to these aspects, Eni is committed to consolidating the system of relations with Consumer Associations in order to ensure ongoing and immediate dialogue. In managing its relations with customers and consumers, Eni is committed to providing accurate and exhaustive information on its products and services and to truthfulness in its advertising and other communications. With regard to the sale of oil and gas, petrochemicals and their derivatives, Eni implements actions to meet its ongoing commitment to the safety of its products. The production processes and product formulations are continuously reviewed with a view to improving safety, also taking into account the needs of the end users. Eni supplies all the information on the conformity of materials both to particular product regulations and their final application. Each product sold has a safety data sheet conforming to the European standard set by the REACH Regulation.

■ Stakeholder engagement

Eni promotes transparency and ongoing dialogue with stakeholders and carries out periodic surveys to identify how its operations are perceived through internal climate analyses and reputational researches targeted at the general population, opinion leaders and journalists. Methods of interaction differ according to the category of stakeholder involved, each managed by a specific unit, and have been defined in a management system which allows all the demands of the main stakeholders to be considered and assessed in an integrated manner at the planning and communication stage.

The financial community, institutions and international organizations
Eni makes quarterly presentations of its results and annual presentations of its strategy to the financial community, in addition to meetings and conference calls with financial analysts and portfolio managers, including Socially Responsible Investors (SRI). In particular, during 2012, consultation took place with some SRI investors on Eni’s first integrated report, "The upstream seminar" and the first presentation dedicated to SRI investors ("Eni’s strategy and sustainable growth"). The meetings and conference calls with the SRI mainly related to HSE performance for the period 2009-2011 and the main HSE plan targets, risk management, activities in Nigeria and the Arctic.
As part of its relations with the Italian government and local authorities, Eni takes part in inter-institutional working groups and conference on services. The main issues covered relate to the environment, health, safety, the territory and technological innovation. In 2012 issues related to regulatory simplification, environmental restoration and return of reclaimed areas through the promotion of environmental agreements were addressed under "reclamation of industrial sites". Eni played an active role in the Cooperation Forum, promoted by the Italian Ministry for International Cooperation and Integration, held in Milan in October 2012, and participated in the work of the Inter-institutional Round Table on Cooperation for Development, which saw the involvement of all the other central government departments, local bodies, the private sector, NGOs, unions and universities.
With the business associations and Confindustria (the main organization representing Italian manufacturing and services companies), Eni takes part in Technical Committees and Working Groups on sustainability topics (Energy Technical Committee; Sustainability Working Group); holds dialogue and works with Assomineraria (the Italian Petroleum and Mining Industry Association) and Federchimica (the Italian Federation of the chemical industry) and arranges guided visits to oil and gas sites to inform/train local enterprises and the local Confindustria body on environmental and safety topics. In particular, an awareness raising initiative was organized for young Confindustria entrepreneurs in Basilicata and a sustainability workshop for entrepreneurs associated with Confindustria Venezia.
Eni promotes bilateral meetings with the European Commission. In 2012 Eni took part in a consultation process organized by the European Commission for the preparation of a document which supports enterprises in the Oil&Gas sector in implementing the UN’s Guiding Principles on Business and Human Rights.
As part of its relations with the United Nations, Eni has since 2010 been included in the Global Compact LEAD program and sits on the related Steering Committee. Regarding the issue of access to energy, Eni supports the United Nations initiative Sustainable Energy for All. In 2012, Eni took an active part in the main business events during the United Nations Conference on Sustainable Development (Rio+20). On this occasion it publicly recorded its commitment to the reduction of gas flaring and climate-altering emissions, its contribution to access to sustainable

Contents
Eni Annual Report / Consolidated Sustainability Statements

energy, to green chemistry and combating corruption. In addition, Eni participates in the Proteus 2012 initiative promoted by UNEP and has also contributed, within the Global Compact, to the preparation of a collection of sustainable energy practices and experience developed within the Oil&Gas sector, with the aim of stimulating other players to adopt best practices in line with the goals of the Sustainable Energy for All initiative.
CEO Paolo Scaroni has been invited to take part in the Leadership Council of the United Nations Sustainable Development Solutions Network. As part of the Network, Eni has been asked to lead the "Energy for All in Sub-Saharan Africa" initiative to identify concrete and repeatable solutions in the area of access to energy and to propose them to governments and international organizations.
In addition to the Global Compact, Eni is active:
- in the international organizations World Economic Forum, World Business Council for Sustainable Development, Global Reporting Initiative and the IIRC, Business for Social Responsibility, GGFR (Global Gas Flaring Reduction initiative), EITI (Extractive Industry Transparency Initiative) and IPIECA (the global oil and gas industry association for environmental and social issues);
- in the Italian associations Sodalitas and Anima, which aim in particular at the promotion and creation of partnerships with the third sector.

Local communities, NGOs, universities and research bodies
Eni informs and involves local communities, promoting free and informed prior consultation in order to consider their demands, in new projects, impact assessments and development initiatives. In 2012 Eni promoted public meetings and took part in prior consultation with local communities in order to inform them about its activities and new business projects, for example in Kazakhstan, Ghana, Poland and Italy (Val d’Agri). In addition, Eni takes part in consultation processes for the definition of policies to support local development in the regions in which it is present, as for example for the initiatives conducted in Ecuador, the Congo and Nigeria. These regional consultation processes are promoted and implemented with the direct involvement of the parties concerned, often through the establishment of multi-stakeholder bodies composed of representatives from Eni and the local communities, with the participation of local institutions and civil society.
Eni holds dialogue with the main non-governmental organizations working on nature conservation, quality of the environment, transparency, local development and respect for human rights at a national and international level. The dialogue includes various forms of involvement including formation of partnerships such as the EnergyThink project, developed with Legambiente Italia and aimed at discussion with students and researchers from the main Italian universities on energy topics.
With the universities and research centers Eni has built a network of alliances and partnerships at a global level to develop "virtual" workshops, particularly on renewable energy. Priority is given to centers of excellence which are able to combine different branches of learning and place them at the service of a single target. With regard to this, Framework Agreements have been signed with the Politecnico di Milano and the Politecnico di Torino as well as the National Research Council (CNR), which address the Intellectual Property issues generated by partnerships and are focused on the start-up of new projects on Eni’s core business and long term strategic issues. As part of the alliance formed in 2008 with the Massachusetts Institute of Technology in Boston (USA), Eni has recently renewed its joint research program with the MIT Energy Initiative (MITEI). In addition, the strategic alliance formed in 2011 by Eni and the Stanford University with regard to core technologies for the oil and gas business remains in place.

Eni’s people
Each year, as part of the Cascade program, meetings are held to communicate the Company’s strategies to all Eni’s people. Thanks to this program, the intranet channel and a bulletin distributed throughout the Company, during 2012 the results of the climate analysis "Eni secondo te 2011" were shared with Eni’s people. Twenty-five post climate analysis workshops were held involving about 350 employees in the companies where the most critical results emerged, with the aim of collecting concrete proposals to define action plans.
Eni’s Industrial Relations, regulated at a national level by the 2001 Industrial Relations Protocol and by the agreement on development and competitiveness and a new industrial relations model signed in 2011, are characterized by ongoing activities involving communication, consultation and negotiation with the trade unions, as well as support for Eni divisions/companies to encourage both Company reorganization and efficiency processes and processes essential to improve productivity. These principles are clearly reflected, in particular, in agreements relating to the refineries of Venice and Gela, signed with the trade unions in 2012 with the aim of developing solutions which are economically compatible with the Company’s needs for efficiency and competitiveness while safeguarding professional roles, as well as agreements on piloting teleworking aimed at encouraging productivity and improving work life balance. Key industrial relations activities of note at an international level include liaison with the European Works Council on the progress of Eni policies within the European framework and with the representatives of the European Risk Observatory of the European Agency for Safety and Health at Work.

Contents
Eni Annual Report / Consolidated Sustainability Statements

Board of Directors

		2010	2011	2012
Members of the Board of Directors	(number)	9	9	9
- executive		1	1	1
- non-executive		8	8	8
- independent		7	7	7
- non-independent		2	2	2
- members of minorities		3	3	3
Members of the Board of Directors subject to peer review		-	9	9
Board of Directors Annual Meetings		18	18	16
Average attendance at Board meetings	(%)	95	97	97
Annual board induction sessions	(number)	0	6	3
Presence of women on the Boards of Directors of Eni Group companies (a)	(%)	4.8	5.8	8.1
Presence of women on the Boards of Statutory Auditors of Eni Group companies (a)		6.5	7.0	14.4

(a) Excluding Eni SpA.

The Board of Directors is composed of 9 directors, including 8 non-executive directors and 7 who meet the requirements of independence required by law and the Self Discipline Code for listed companies of December 2011, which Eni adheres to. Three board members are appointed by non-controlling shareholders.
The "ongoing induction" training program for newly appointed board members and statutory auditors continued throughout 2012. This is also open to confirmed members. The program explored business topics, with visits to some operating sites. The induction program also covered sustainability and corporate ethics.
In addition to the annual Board Review, in 2012 the Eni Board continued – for the second year running – with the peer review process for Board Members, which consists of an assessment of the contribution to board activities made by each board member by the other directors. The composition of the boards of non listed subsidiaries and the definition of the relevant designation criteria were the subject of initiatives aimed at promoting the principles underlying the recent Gender Equality Act (Legge sulle quota rosa). In particular, the Board of Directors has decided to anticipate the implementation of the Gender Equality Law to Eni’s Italian subsidiaries, requiring that with effect from the 2012 renewal, at least 1/3 of appointments to Company bodies for which Eni is responsible will be women, thus obtaining a significant increase in the female presence on Company boards or equivalent bodies.

Shareholders

Shareholders breakdown on the basis of nominative claims of the receivers of Eni’s dividends in advance for the year 2012 (ex-dividend date September 24, 2012 - payment date September 27, 2012)

	Number of shares	%
Controlling shareholders	1,151,986,865	31.70
Institutional investors	2,158,269,356	59.39
Retail investors	309,274,444	8.51
Own shares at the dividend payment date (treasury shares)	11,388,287	0.31
Others (shares for which no nominative claims were received)	3,266,378	0.09
Share capital	3,634,185,330	100.00

Following payment of the interim dividend for the 2012 financial year, Cassa Depositi e Prestiti SpA (CDP SpA), the Italian Deposits and Loans Fund, sold 58,255,250 Eni shares, equivalent to 1.6% of Eni’s share capital. Therefore, as of December 31, 2012 the controlling shareholders held 1,093,731,615 shares in Eni, equal to 30.10% of the Company share capital (4.34% Ministry of the Economy and Finance and 25.76% CDP SpA).
As of December 31, 2012 the Company’s capital amounted to euro 4,005,358,876, fully paid up, represented by 3,634,185,330 registered ordinary shares with no indication of par value.

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Eni Annual Report / Consolidated Sustainability Statements

Internal Control and Risk Management System

		2010	2011	2012
Integrated audit actions:	(number)	61	64	83
- scheduled audits		39	40	59
- spot audits		5	7	8
- follow-ups		17	17	16
Number of recommendations (corrective actions)		1,071	1,088	1,150
Number of Risk Assessment actions		72	78	98
Average time of completion of corrective actions	(day)	-	80	83
Participants in training sessions on the Internal Control and Risk Management System by typology:	(number)	-	-	284
- e-learning		-	-	64
- workshop		-	-	220

The internal control and risk management system (ICRMS), the main aspects of which are described in the "Other information" section of this Annual Report, is subjected to regular audits and updates, in order to ensure its ongoing adequacy and effectiveness in controlling the main areas of risk for Company activities. This is assessed in relation to the typical features of the Company’s operating sectors and its organizational structure and based on any new legislation or regulations.
A key role in the audit and assessment process for the ICRMS as a whole is given to the Internal Audit department, which conducts audits (operational, financial and compliance audits focusing on the aspects covered by Legislative Decree No. 231/2001) to implement the annual Audit Plan prepared using a "top-down risk based" approach and approved, together with the resource budget, by the Board of Directors and, for aspects relevant for the purposes of Legislative Decree No. 231/2001, by Eni SpA’s Vigilance Body.
With reference to the main activities performed by the Internal Audit department, it is noted that:
- the number of integrated audits conducted in 2012 showed an increase compared to the previous years, also taking into account the overall improvement in the time taken to carry out the audits;
- the average number of corrective actions per audit has remained stable for the various sectors, and to date substantial observance of the implementation times for planned actions has been recorded, confirming the attention paid by the audited structures to the time-scales agreed;
- the 2012 risk assessment activities, completed as part of integrated audit planning, involved updating of the previous results for the processes and structures of Eni and its main subsidiaries, subject to organizational change or process reengineering.

In 2012, the Internal Audit department started a training initiative on ICRMS aimed at the management of Eni SpA and its main subsidiaries in Italy and abroad. This initiative aimed to provide an organic and integrated vision of the ICRMS and to develop awareness of the role of management in the implementation and operation of an effective and efficient ICRMS.
Within the September 2012-July 2014 two-year period "on site" workshops are planned in about 25 Countries in addition to Italy.

Contents
Eni Annual Report / Consolidated Sustainability Statements

Management of reports

(number)	2010	2011	2012
Internal control system reports sent to Internal Audit by area reported:	75	86	86
- procurement	18	25	31
- human resources	11	7	9
- legal affairs	1	0	0
- commercial	13	18	9
- administration and finance	0	2	7
- assets acquisition	0	0	0
- contractual management	16	8	9
- logistics	6	9	6
- other corporate areas (security, HSE, etc.)	10	17	15
Internal control system reports closed in the year owing to completion of investigations:	89	88	86
- grounded for which corrective actions were taken on the Internal Audit system	3	3	7
- grounded for which measures were taken against employees/suppliers and other corrective actions were taken (against clients/managers/agents/third parties; technical/operational interventions; complaints to public authorities; etc.)	16	9	14
- ungrounded with actions	25	26	23
- generic	6	14	5
- ungrounded	39	34	37
Reports on Other matters sent to Internal Audit by area reported:	78	68	87
- human resources	25	18	33
- Code of Ethics	44	42	43
- relations with third parties	4	8	5
- others	5	0	6
Reports on Other matters closed in the year owing to completion of investigations:	63	90	77
- grounded for which improvement actions were taken	0	0	2
- grounded for which measures were taken against employees/suppliers and other corrective actions were taken (against clients/managers/agents/third parties; technical/operational interventions; complaints to public authorities; etc.)	4	13	12
- ungrounded with actions	13	19	12
- generic	7	2	7
- ungrounded	39	56	44

From January 1 to December 31, 2012, 263 reports were received, grouped together in 173 files, 86 (50%) of which concern topics relevant to the "Internal control system" and 87 of which relate to "Other matters" (50%). In the same period, 163 files were archived in total, 86 of which concerned the "Internal control system" (53%) and 77 of which concerned "Other matters" (47%).
The audits carried out on the 163 files archived in 2012 had the following results:
- for 35 files (21%) the audits confirmed, at least in part, the content of the notification and the appropriate corrective actions were taken;
- for 128 files the audits did not find any evidence to confirm the facts reported, nevertheless for 35 files (21%) improvement actions were taken in any case by the Company structures involved. In conclusion, improvement actions were adopted in 42% of cases.
The constant growth in the number of reports received through active channels of communication in the last three years confirms widespread awareness of the reporting procedure (Whistleblowing procedure).

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Eni Annual Report / Consolidated Sustainability Statements

Added value

(euro million)	2010	2011	2012
Distributed net overall added valued (a):	21,251	23,294	22,475
- of which to human resources	4,641	4,592	4,895
- of which to shareholders	3,791	3,978	4,139
- of which to States and Public Administrations	8,581	9,903	11,659
- of which to financial backers	765	922	980
- of which to Company system	3,473	3,899	802

(a) The added value for the 2010-2012 period has been recalculated on the basis of a "continuing operations" criterium, according to the data representation in the Consolidated Financial Statements.

The net added value distributed in 2012 was euro 22,475 million, a reduction compared to the previous period due to the reduction in net profits compared to 2011, caused by the write down of tangible and intangible assets (mainly in the gas marketing and refining business) and deferred tax assets for the Italian operations, partially offset by the growth in operating profit of the E&P Division.
Value added in 2012 was divided as follows:
- 52% to the State and Public Administrations through taxes on the income of both Italian and overseas businesses;
- 22% to human resources remunerated through wages, salaries and welfare contributions;
- 18% to shareholders remunerated through the distribution of dividends;
- 4% to the company system, paid through the share of net profit reinvested in the Company (profit for the year net of dividends and the share used to restore the plant and equipment and intangible fixed assets used in the production process);
- 4% to financial backers, remunerated through financial charges.

Relations with customers and consumers

Eni call center performances		2010 (a)	2011 (a)	2012	AEEG (b) standard
Percentage of telephone calls of customers that spoke to an operator	(%)	94.6	97.7	97.1	80.0
Average waiting time at call center	(seconds)	112	102	105	240
First Call Resolution (FCR)	(%)	86	88	88	-
Self Care (operations carried out autonomously by customers out of total operations requested)		21	32	43	-

(a) The data refer to the G&P sector (before the creation of a single Eni call center).
(b) Italian Regulatory Authority for Electricity and Gas.

Since September 2012, the toll free number 800.900.700 has been configured to be the only phone access channel to respond to all requests for service and information relating to gas, electricity and fuel for Italian retail client.
This has resulted in three important improvements to the service: the creation of a single point of contact with Eni, a uniform customer experience and improvements in terms of service, including the extension of call centre opening times (access is free 24 hours a day, seven days a week).
Against a background of rising contact requests resulting from the increased number of gas and electricity customers and the extension of the service to the R&M sector, response performance has been kept almost at the same level. In particular, the percentage of calls from customers who spoke with an operator, which has improved over the years, stayed at 97.1%, in line with 2011. The number of requests resolved on the first call (First Call Resolution - FCR) also remained stable (88%). In this area, the number of operations carried out independently by gas and electricity customers (self care) increased from 32% in 2011 to 43% in 2012. This result has been achieved through the introduction of a series of new "automated" services, both IT services and IVR (Interactive Voice Response) telephone and web-based devices, which allow gas and electricity customers to meet a series of needs without requesting support from an operator.

G&P segment

G&P customer satisfaction on telephone services		2010	2011	2012
Eni customer satisfaction score	(%)	87.4	88.6	89.8 (b)
Panel Average (G&P) (a)		87.4	90.8	90.6

(a) The panel analyzed refers to companies representing more than 50% of the market with more than 50,000 customers (Source: survey of the Regulatory Authority for Electricity and Gas (AEEG) on the quality of telephone services of electricity and gas sellers).
(b) Since the survey’s result on the quality of telephone services was not yet published by the AEEG at the date of the Annual Report’s publication, the figure is calculated as the average of the customer satisfaction score (SCC) detected by the AEEG in the first half of 2012 and the result detected by the Eni satisfaction survey in the second half of 2012.

In the Gas & Power sector there was further progress on the program of initiatives aimed at increasing the level of customer satisfaction and the quality of the gas and electricity service (approx. euro 20 million investment). Against this background the customer satisfaction score (CSS) increased from 88.6 in 2011 to 89.8 in 2012.

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2012 saw the enrichment of the portfolio on offer with three new gas and electricity packages for residential customers ("relax scacciaPensieri", "young gas e luce" and "eni3") and a new package for the business segment of the retail market.
Customer care activities, contract transparency and assistance for retail gas and electricity customers have been strengthened. In particular, the selection process for commercial partners was strengthened by integrating contractual tools aimed at preventing, deterring and sanctioning potential misconduct by the indirect sales force (commercial agents and home shopping vendors). In addition, an e-learning system was established to train vendors.
During 2012, the range of supply management services available to customers was also strengthened with IT services but also and above all with devices to allow customers to perform operations on their own contracts with complete autonomy and transparency.
The data on brand awareness of Eni as an electricity and gas supplier shows an increase compared to 2011 (spontaneous awareness increased from 42.6% to 44.9% and total awareness from 77.7% to 79.6%), with a huge leap ahead in the last part of 2012 (49.8% and 82.6%, respectively). This coincided with the new "street art" advertising campaign, run in Belgium and France as well as in Italy.

R&M segment

R&M customer satisfaction		2010	2011	2012
R&M customer satisfaction index	(likert scale)	7.84	7.74	7.90
Customers involved in the satisfaction survey (R&M)	(number)	30,618	30,524	30,438

In the Refining & Marketing sector Customer Relationship Management (CRM) initiatives targeted at customers registered in the you&eni program were implemented, offering members bonuses and discounts following the adoption of good practice and involving program partners in the development of special offers to support the points collection. In addition, to improve service efficiency, a dedicated telephone line was established for the management of any reports of problems in the gas stations.
To meet the needs of consumers in Italy during the summer period, Eni launched the "riparti con eni" initiative, which provided for a heavy discount during the 12 summer weekends. This initiative had great success in terms of sales and positive impact on the retail market share.
To ensure excellent service, periodic training courses are held for operators on various topics, not only from the technical point of view but also on the relationship with the end customer.
Particular attention is devoted to training employees of operators dealing with customer care, with direct on the job training given in each of the over 4,400 sales points spread across the national network.

People safety

		2010	2011	2012
Injury frequency rate	(number of injuries/million of worked hours)	0.75	0.60	0.49
- employees		0.80	0.65	0.57
- contractors		0.71	0.57	0.45
Injury severity rate	(days of absence/thousand of worked hours)	0.025	0.021	0.021
- employees		0.027	0.025	0.026
- contractors		0.023	0.018	0.017
Total recordable injury rate (TRIR)	(total recordable incidents/million of worked hours)	2.15	1.51	1.17
- employees		2.69	1.75	1.45
- contractors		1.81	1.36	1.01
Fatality index	(fatal injuries/one hundred millions of worked hours)	4.77	1.94	1.10
- employees		6.66	1.19	0.87
- contractors		3.55	2.38	1.23
Near misses	(number)	3,013	2,723	2,861
Training hours on safety	(hours)	1,508,239	1,354,705	1,259,228
- to senior managers		32,155	8,244	5,046
- to managers/supervisors		195,160	131,541	69,890
- to employees		703,196	474,568	312,817
- to workers		577,728	740,352	871,475
Audits on Health and Safety	(number)	545	1,503	3,702
Safety expenditures	(euro thousand)	260,434	320,117	370,559
- operating expenditures		187,966	193,227	260,029
- capital expenditures		72,468	126,891	110,530

The injury frequency rate for 2012 shows an improvement compared to the previous year for both employees and contractors, continuing, for the seventh year running, its positive trend.

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In detail, compared to 2011, the improvement for employees was 12.3% and for contractors was 21.1%. The injury frequency rate for the total Eni workforce (equal to 0.49) has decreased by 18.3% compared to 2011.
In 2012 there were 2 fatal accidents involving employees (in 2011 there were 3 and in 2010 there were 17) and 5 involving contractors (in 2011 there were 10 and in 2010 there were 14). 2010 data was affected by the air crash in Pakistan which caused the death of 21 people. Eni’s target remains zero fatalities. Numerous initiatives are being undertaken to achieve this. 2012 saw the continuation of the "eni in safety" communication and training program, with "one day event" workshops being held in all business sectors, and the start-up of the safety "road show", an initiative aimed at raising awareness and involving employees and third party firms, through field visits by top management.

The number of health and safety audits continues to grow significantly, in particular due to the control activities put in place in the Exploration & Production, Gas & Power and Refining & Marketing sectors. In the Gas & Power sector the increase in audit and control activity can be traced to the "Safety at work improvement plan" adopted by the Tigáz Group following a serious accident which occurred in 2011.

Total safety costs increased by 16% following a significant increase in running costs (up 35%) for plant and equipment (rising in all sectors) due to specific safety studies, procedures and standards (Exploration & Production and Engineering & Construction sectors) and research projects (Exploration & Production sector); the investments recorded, while showing a fall overall (down 13%), indicate a growing financial commitment with regard to firefighting systems and equipment, and plant modifications.

People health

		2010	2011	2012
Health Impact Assessments carried out (a)	(number)	23	20	28
Environmental surveys		7,007	6,655	7,713
OHSAS 18001 certifications		61	74	97
Employees included in health surveillance programs		63,166	65,396	71,186
Professional illnesses reported		184	135	71
Diagnostic examinations		316,046	342,058	341,995
Services provided by Company health structures:		410,787	509,838	537,444
- to employees		294,244	413,306	442,663
- to other subjects		116,543	96,532	94,781
Vaccinations provided by Company structures:		33,550	31,397	23,700
- to employees		21,459	20,917	18,635
- to other subjects		12,091	10,480	5,065
Per capita health expenditures	(euro)	747	1,088	619
Health and hygiene expenditures:	(euro thousand)	55,070	78,950	48,156
- operating expenditures		53,622	78,006	47,262
- capital expenditures		1,448	944	894

(a) HIA figures for 2010 and 2011 has been reviewed using a uniform way of calculating data, with regard to the whole reporting area.

In 2012 the implementation program for the health and safety management system went ahead in all Eni companies with the aim of obtaining OHSAS 18001 certification for all the relevant operating sites. In particular:
- in the Exploration & Production sector, with the certification of Eni UK and Eni Angola, the number of associates covered by certification has risen to 28, more than 60%;
- in the Gas & Power sector, the division has completed coverage of all the EniPower and Scogat production sites and obtained certification for the subsidiaries (Servizio Fondo Bombole Metano and Eni G&P GmbH; Trans Tunisian Pipeline Co has obtained company certification);
- in the Refining & Marketing sector, certification of the industrial, logistic and commercial areas has gone ahead, with coverage of the refineries in Sannazzaro, Venice and Taranto, the EST Site, the Robassomero Plant, the Research Centers in Milazzo and San Donato Milanese, the South-West Hub, the North-West Sales Area and the Rome Office;
- in the Chemical sector, with the certification of the Oberhausen site, certification has been completed for all the Italian and overseas plants and in the Engineering & Construction sector all the certifications already obtained in previous years have been confirmed.
The significant levels of health protection achieved in recent years have been maintained through periodic environmental monitoring campaigns, monitoring of exposure and the supply of health services. In 2012 vaccinations provided by Company structures are decreasing mainly in the E&P sector (down 4,767 vaccinations delivered in 2012 compared to 2011) due to the conclusion, in 2011, of a preventive polio campaign started in Congo in late 2010 as a result of the reactivation of polio outbreaks in the Country.
Eni’s consolidated figure for recognized occupational disease and illness has approximately halved compared to previous years. The number of health risk assessments and health surveys carried out to assess the health service structures of Countries in which Eni operates and to analyze health risks for both employees and the community has increased.

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Total spending on health shows a growing financial commitment in relation to the construction, extension and modification of buildings and plants (Gas & Power sector), safety equipment (Exploration & Production and Gas & Power sectors), training and awareness (Exploration & Production, corporate and finance company sectors).

Employment

(number)	2010	2011	2012
Employees as of December 31	73,768	72,574	77,838
- men	61,607	60,032	64,978
- women	12,161	12,542	12,860
- Italy	27,801	27,058	26,804
- Abroad	45,967	45,516	51,034
Employees abroad by type	45,967	45,516	51,034
- locals	35,835	34,801	39,668
- Italian expatriates	3,123	3,208	3,867
- International expatriates (including TCN)	7,009	7,507	7,499
Employees by type of contract	73,768	72,574	77,838
- temporary	31,069	30,664	35,896
- permanent	42,699	41,910	41,942
- part time	704	1,044	1,132
- full time	-	71,530	76,706
Senior Managers employed	1,454	1,468	1,474
- of which women	147	152	159
Managers/Supervisors employed	12,837	12,754	13,199
- of which women	2,421	2,477	2,615
Employees	34,599	36,019	38,497
- of which women	9,040	9,394	9,777
Workers employed	24,878	22,333	24,668
- of which women	553	519	309
Employees age group 18-24	4,079	3,587	4,203
- of which women	614	668	669
Employees age group 25-39	32,202	31,859	35,161
- of which women	5,463	5,738	6,079
Employees age group 40-54	29,707	29,190	29,998
- of which women	5,247	5,209	5,089
Employees age group over 55	7,780	7,938	8,476
- of which women	837	927	1,023
Employees by educational qualification	73,768	72,574	77,838
- less than secondary school diploma	17,687	17,677	15,535
- secondary school diploma	33,974	32,631	35,154
- degree	21,206	19,446	23,565
- post-graduate education	901	2,820	3,584
Number of hiring	4,207	5,592	6,372
- of which women	729	1,157	950
Number of resolutions	4,247	5,163	5,242
- of which women	833	833	693

In 2012, net of Snam following its disposal, a rise of 5,264 in the number of workers compared to 2011 was recorded, an increase of 7.3%. This strong growth is due to the increase of 5,518 in the number of workers employed abroad (51,034 as of today, 65.56% of total employment). The number of people employed in Italy has, however, declined by 254 (26,804 people as of today, 34.44% of total employment).
In Italy, 1,601 persons were recruited, 605 of whom were given a permanent contract. The majority of fixed-term contracts and apprenticeships (996 in total) involved graduates (697) recruited mainly into operating positions. The average age of people working for Eni is 43.2 in Italy and 38.6 abroad, in line with the average age in 2011.
In Italy, 1,599 work contracts were terminated, 662 of which were fixed-term contracts and 937 of which were permanent contracts.

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International development

(number)	2010	2011	2012
Employees in Africa	15,251	13,501	11,882
- of which women	1,110	1,021	1,069
Employees in Americas	6,943	8,194	9,403
- of which women	843	1,270	1,244
Employees in Asia	12,849	13,545	17,495
- of which women	1,186	1,334	1,448
Employees in Australia and Oceania	177	402	1,119
- of which women	58	97	172
Employees in Italy	27,801	27,058	26,804
- of which women	6,206	6,022	6,114
Employees in the Rest of Europe	10,747	9,874	11,135
- of which women	2,758	2,798	2,813
Local employees abroad by professional category	35,835	34,801	39,668
- of which senior managers	228	228	223
- of which managers/supervisors	3,461	3,476	3,798
- of which employees	16,269	17,529	19,683
- of which workers	15,877	13,568	15,964
Employees in non-OECD Countries	34,929	34,313	37,659

The majority of new recruits abroad in 2012 were for the Engineering & Construction sector (approx. 4,800 full time equivalents), arising mainly: from the recruitment of resources to engineering centers for the start-up or completion of activities (Canada, Angola); the recruitment of resources for construction yards (Indonesia, Brazil); and the development of the main overseas projects (Australia, Arabian Peninsula). The Exploration & Production sector also recorded an increase of 711 full time equivalents due principally to the expansion of some operating units (about 420) including those in Iraq, Norway, Indonesia and Angola, "in-sourcing" of contract personnel (about 250) in particular in Tunisia, Turkmenistan, Nigeria and the United States and acquisition of control of Eni International Resources (up 45 resources in the London office). With regard to the Gas & Power sector, it is important to note the consolidation of Nuon Belgium (147 resources), a company subsequently merged into Distrigas (NewCo: Eni G&P NV). In the Refining & Marketing there has been a decrease (approx. 180 full time equivalents) to be attributed to the deconsolidation of Eni Austria Tankstellenbetrieb (118 full time equivalents) and optimization of operations and management for the remaining part.
In total, there are 3,867 Italian expatriates working abroad in the consolidated companies. The number of local overseas employees has increased significantly compared to 2011 (up 14%). The main category involved is workers (up 17.6%); there has also been an increase in the number of employees (up 12.2%) and managers/supervisors (up 9.3%); the number of directors and senior managers has slightly decreased.

Equal opportunities

		2010	2011	2012
Women employees in service	(%)	16.49	17.28	16.52
Women hired		17.33	20.71	14.91
Women in managerial position (senior and middle managers)		17.97	18.49	18.91
Women senior managers		10.11	10.35	10.79
Replacement rate by gender		0.99	1.08	1.22
- men		1.02	1.02	1.19
- women		0.88	1.39	1.37
Employees who took parental leave	(number)	-	567	522
- of which women		-	458	409
Employees returning from parental leave		-	539	477
- of which women		-	427	352
Pay gap senior managers (women vs. men)	(%)	-	96	97
Pay gap middle managers and senior staff (women vs. men)		-	97	96
Pay gap employees (women vs. men)		-	96	97
Pay gap workers (women vs. men)		-	101	104
Total pay gap (women vs. men)		-	98	100

In 2012, there were 12,860 women in Eni (16.52% of the total workforce), 6,114 in Italy (22.8% of the Italian workforce) and 6,746 abroad (13.2% of the overseas workforce). In Italy, 24% of the 996 persons recruited on permanent contracts or apprenticeships during 2012, were women. It is to be noted that in 2012 the rate of replacement for women (permanent recruitment divided by termination of permanent contracts) increased compared to 2011 in Italy, and remained in line with the previous year at an international level.

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The percentage of women occupying managerial positions (women directors and managers) rose slightly from 18.49% in 2011 to 18.91% in 2012.
In 2012 the survey of the gender pay gap was updated, using the same method as in 2011 which neutralized, in the pay comparison, any effects deriving from differences in role and seniority. This survey was conducted at a world-wide level on a sample of more than 80% of the Eni workforce (about 67,000 resources in more than 50 Countries). The results of the analysis at a global level show on average a substantial alignment between the pay of the female population and that of the male population for the same role and seniority.

Enhancing people

(%)	2010	2011	2012
Employees covered by management review (senior managers)	100	100	100
Employees covered by performance assessment tools (senior managers, managers/supervisors and young graduates)	51	53	55
Employees covered by potential assessment (young graduates and experts)	35	41	33

During 2012, as every year, a complete map of managerial resources was drawn up through the tool of management review. For specific segments of managerial resources, the assessment of skills and competencies was further developed. The results of this contributed to the updating of the "succession plan".
Eni’s commitment to performance assessment is ongoing, with total coverage of 96% for directors and senior managers and 52% for managerial staff and young graduates, with an overall total of 55%. The performance feedback process was also implemented in 2012; 2013 will see the launch of a simplification project for the two processes and the support tools in order to increase their effectiveness in terms of policy, guidance and monitoring of individual results and behaviors to be improved (also with reference to the induction process for new recruits) and to progressively extend the feedback targets.
In 2012 further progress was made on implementation of the "Feedback 360°" process, aimed at increasing participants’ awareness of their own behavior, seeing it from the viewpoint of managers, peers/colleagues and partners. During 2012, thanks to the availability of multilingual material and support systems, personnel working abroad were also involved, with the aim of further extending the use of "Feedback 360°" in 2013.
The process for assessing potential was implemented for the second year with a new methodology and new formats, which came into force formally with the issue of the professional operating instruction "Potential assessment" dated December 19, 2012 (multilingual version). The percentage is calculated by recording the assessments made for the set of resources with 3-5 years experience within the Company (including resources which may also be subject to assessment of potential in the following year). The trend in the percentage is mainly affected by the size of the reference group which is linked to the number of recruits taken on in the three previous years.
In 2012, as part of the work on mapping and development of competencies, roles of strategic interest or critical roles were defined for each business, and a plan for the implementation of professional models which include them. This will allow a broadening of the application of professional skills management in Italy and abroad, with special emphasis on the more strategic skills in 2013.

Training

		2010	2011	2012
Training hours by type:	(hours)	2,949,349	3,126,935	3,132,350
- HSE and quality		1,597,112	1,594,357	1,547,274
- Languages and ICT		312,471	297,012	311,142
- Conduct/Communication/Institutional		166,962	198,073	213,779
- Professional - transversal		346,120	320,211	251,668
- Professional - technical/commercial		526,684	717,282	808,487
Training expenditures	(euro million)	44.26	49.98	55.67

During 2012, the number of hours of training recorded was in line with the previous year. The total cost of training increased by about 17%, with an increase in activities performed abroad.
Eni continued its partnerships with the academic world, developing the university network focused on oil and gas themes and, in general, broadening relations with academic institutions and the top business schools.
In particular, through Eni Corporate University, the initiatives already in place in the top universities were renewed: the specialized master in "Petroleum Engineering" and the master of science in "Petroleum Engineering" with the Poltecnico di Torino, the specialized master in "Design of Oil & Gas Plants" with the University of Bologna and the master of science "Energy Orientation - Hydrocarbons" with the Polytechnic of Milan.
Other partnerships have been added to these well-established initiatives; for example the fourth edition of the first level master’s course in Management of Health, Safety, Environment & Quality System" organized in partnership with the University of Pisa and with the cooperation of the QUINN consortium. The course, which has involved 19 resources of 10 different nationalities, lasted about 10 months, divided between classroom and project work. In addition, in collaboration with the University of Perugia, the "Integrated petroleum geoscience" course was run,

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involving, in two editions, 33 graduates in geology or geophysics from Egypt (20), Mozambique (5), Togo (2), Nigeria (4) and the Democratic Republic of the Congo (2). The length of the project was 7 months per edition.
In total, in 2012, 163 participants were managed and monitored including specialized master’s students, master’s degree students and students with scholarships, with 87 recruited among the companies/divisions of the group, a very significant result given the fact that, in the last 8 years, it is lower only than the data achieved in 2010.
In order to raise awareness on Eni’s partnerships with the academic world and research centers available and easily accessible, in 2012 the fourth census of initiatives started by Eni’s corporate departments, divisions and companies was conducted. The survey covered 404 initiatives including 270 in Italy and 134 abroad, for a total investment of about euro 44 million (25 in Italy and 19 abroad).

Anti-corruption training and awareness
Anti-corruption training is compulsory and is extended to all people at risk, in Italy and abroad. The aim of the training is to illustrate the applicable anti-corruption laws, Eni’s anti-corruption compliance program and to provide the knowledge and tools to recognize potentially criminal conduct, the actions to be taken, the risks, responsibilities and sanctions that may result, in order to prevent and combat instances of corruption.
Training is delivered through on-line courses (e-learning) available in Italian, English and, from 2012, also in French, and workshop training events carried out directly by the anti-corruption legal office (ACLSU). Between 2010 and 2012 the first e-learning cycle was delivered to Eni’s people and a new cycle prepared, which will be delivered in 2013. This new e-learning, and its launch has the aim of updating training for people at risk, also taking into account the changes which have occurred in international regulations and, as a result, in internal regulations.The resources trained over the 2010-2012 three-year period numbered about 6,370. Sixty-two workshops were delivered in total.
The hours of workshop training delivered over the three-year period numbered 6,750, taking into account a duration of 2.5 hours per event.
E-learning provided 22,044 hours of training.
At the end of 2012, two further training initiatives were activated which will also continue during 2013:
- Institutional Manager Training, in collaboration with ECU and covering the typical role and responsibilities of the Manager. Various Company units took part in the project (ACLSU, Internal Audit, HSE and employment disputes). Between October and December training was given to 95 resources.
- "Roadshow on safety in Eni operating sites" carried out by the ACLSU to employees and contractors on the main operating sites. The lines of business, Human Resources, procurement and HSEQ and anti-corruption functions also took part in the project. Between October and December 2012, 9 meetings were held at the main Italian operating sites (refineries, power stations, plants and platforms) in which 679 employees and 448 firms took part. In total, more than 1,100 people were involved.

Involving people

		2010	2011	2012
Users with access to the MyEni portal	(number)	24,314	25,746	23,578
People involved in the Cascade Program		31,387	29,086	28,700
- Countries involved		39	40	44
- Meetings organized		600	565	569
- Participants satisfaction (positive feedback on the initiative)	(%)	84	87	88

During 2012 the MyEni intranet was confirmed as the main tool for entry into the world of Eni, communication, and support for daily activity. The Italian version is visible to 23,578 persons, whereas the international version (MyEni International) is today reachable by every associate connected to the Eni telecommunications network and is the home page in 43 associate companies, open to a total of approximately 8,100 persons.
The Cascade program, targeted at all Eni people with the aim of communicating the Company’s strategies by business area, was run for the sixth time in 2012. The level of general satisfaction with the initiative was high and growing compared to 2011 (up 1%). In addition to Italy, the Cascade has involved 43 Countries totaling 569 meetings.
Also in 2012, reconfirmation was given for the priority action areas for the Welfare Project, such as those linked to the themes of "Family and sons",
"Health and Well-being" and "Time & money saving".
2012 saw a strengthening and expansion of the services offered to families through the summer initiatives designed to support them during the school holidays, and services to help with work life balance, such as the Company nursery which currently caters for 60 children in the crèche and 108 in the infants’ school. During 2012 the summer city campuses, aimed at children aged between 4 and 16, registered 390 participants. The summer holiday camps, aimed at children of Eni’s people aged between 6 and 14, were attended by 1,119 children at the Cesenatico facility (including 180 children from Kazakhstan and Siberia, following a no-profit initiative by Eni E&P) and 728 at the facility in Piani di Luzza. Three hundred children aged between 15 and 16 took part in theme stays, an initiative focused on learning English. The level of satisfaction revealed by participants in the summer holidays and theme courses was very high (with a rating of good or excellent in 98% of cases).
After the great success recorded in 2011, in 2012 the "eninsieme" (eni together) initiative involved 6 towns, including 24 local offices and saw the participation of over 4,000 people who were given the opportunity both to have their children visit their workplace and to bridge the gap between family and working lives.

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In the "Health and Well-being" area, the initiatives activated in previous years were maintained in 2012. In particular, with regard to Primary Prevention, the new communication campaign "Eni wellness program" was launched. This aims to introduce healthier life styles, monitoring daily habits in the 4 areas of prevention (diet, physical activity, smoking and alcohol consumption). The myto (my trainer on-line) program has been extended to the Eni workforce in Italy, aimed at encouraging all employees to regularly engage in more physical activity and a pilot phase of myto has been started in two foreign sites (Pakistan and Abuja in Nigeria).
Under Secondary prevention, in 2012 the "Early Diagnosis Plan" continued. This involves cancer screening offered by Eni, in cooperation with the LILT (Lega Italiana per la Lotta ai Tumori, the Italian league for the fight against cancer) and similar health facilities working in partnership with Eni. In April, in addition, a new health facility was inaugurated in Priolo for the "Sicily Health Project" where, in collaboration with the Syracuse Provincial Health Company, cancer screening is carried out, always on a voluntary basis, not only for all Eni’s people but also for all users on the territory.
Under Tertiary prevention, the partnership between Eni, the Ministry of Health and AIMAC (Associazione Italiana Malati di Cancro, the Italian association representing cancer patients) went ahead in 2012, with the launch of a project to promote accurate information for employees on cancer. To this end an interactive on-line booklet was published on the Company intranet which provides details on the legislation to support people of working age affected by tumors.
Under "Time & money saving", in order to support the spending power of Eni’s people, various types of agreements were renewed and implemented regarding the most significant product categories which weigh most on the family budget (travel and leisure, cars, clothing and medical expenses). In particular, a new agreement was activated with the Università Campus Biomedico in Rome which allows Eni’s people and their family members to access health services at reduced rates. Agreements in the leisure field were also renewed for the purchase of goods and services at privileged rates: from the acquisition of package holidays (which include agreements with tour operators, the major and most renowned national and international hotel chains and airport car parks, to clothing purchases (thanks to agreements with clothing chains and outlets) and the purchase of cars from the Company car fleet.

Industrial relations

(number)	2010	2011	2012
Employees covered by collective contracting (Italy)	31,217	30,506	30,480
Consultations, negotiations with trade unions on organizational changes (Italy) (a)	385	437	359

(a) Minimum notice period regarding operational changes is compliant with the local regulation and the collective agreements signed in the Countries where Eni operates.

Based on the overall economic scenario, and consistently with the agreement for development and competitiveness and for a new industrial relations model signed on May 26, 2011, a number of initiatives were started during 2012 to find solutions consistent with the problems of the business. With regard to this, in September an agreement was signed with the trade unions on the launch of the "Green Refinery" project, aimed at reconverting the current operating capacity of the Venice Refinery in favor of green cycles and, in April, a trade union agreement was signed which provides for a series of actions at the Gela Refinery, such as shutdowns of production, redundancy benefits and other social welfare measures and the establishment of specially defined training courses in order to develop solutions economically compatible with the company’s need for efficiency and competitiveness as well as protection of people’s professional status. In May and December, in addition, agreements were signed with the trade unions for the start up of pilot projects of teleworking in some organizational structures of Eni Adfin, the Refining & Marketing Division and Versalis. At the international level, in June work was carried out in Vienna (Austria) for the European Risk Observatory on workplace health and safety and the annual meeting with the European Works Council (EWC) was held.

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Employment disputes

		2010	2011	2012
Employment disputes	(number)	1,051	1,170	1,383
Prevention/disputes ratio		801/1,051	952/1,170	864/1,383
Disputes/employees ratio	(%)	3.02	1.39	1.80

In 2012, the commitment to preventing and managing employment disputes was maintained, working at the pre-trial phase with effective tools to reduce the number of legal disputes and the consequent costs.
Thanks to the continued legal assistance provided, the level of conflict is low, taking into account the size of the Company and the complex structure of employment legislation, particularly in Italy.
The number of cases reaching Italian and non-Italian courts connected with work contracts such as claims for superior grading, recognition of pay differences and, in particular for Italy, alleged downgrading and deskilling, remain at an extremely low level (0.24% of employees in service in December 2012). This confirms a model of work organization which allows Eni’s people to make the most of their skills and potential with the support of a shared system of skill classification.
The majority of disputes (30% of the total), however, relate to claims following outsourcing by Eni such as transfers of Company branches and service contracts.
Claims for occupational disease (24% of the total) represent, at this time, a typical feature of Italian employment disputes and are due to claims for alleged exposure to potentially damaging agents, often linked to industrial sites acquired by Eni.
As regards to disputes abroad, particular importance, in addition to the pay claims already referred to, is assumed by requests for profit sharing.

Spending for the territory

(euro million)	2010	2011	2012
Total spending for the territory:	107.224	100.885	90.568
- of which project investments in favor of local communities	75.394	69.279	63.052
- of which short-term investments and donations	4.382	0.865	3.377
- of which association memberships fees	1.642	1.624	1.803
- of which contributions to the Eni Foundation (a)	5.000	3.000	-
- of which sponsorships for the territory	17.088	22.399	18.618
- of which contributions to Eni Enrico Mattei Foundation	3.718	3.718	3.718

(a) According to the financial needs related to the projects implementation, in 2012 Eni Foundation did not require the contribution.

In 2012, the overall cost for the territory amounted to over euro 90 million and included investments for local communities, donations, membership fees for associations, sponsorships and contributions to the Eni Enrico Mattei Foundation (FEEM). Over euro 63 million (about 70% of the total) were invested in social projects, established through agreements or conventions with local stakeholders, to encourage and promote community development in the Countries in which Eni works.

Planning investments to benefit local communities

(euro million)	2010	2011	2012
Project investments in favor of local communities by intervention sector:	75.394	69.279	63.052
- training/professional coaching	5.302	4.570	9.886
- environment	14.351	15.899	9.698
- culture	3.912	1.938	1.300
- instruction and education	3.967	3.207	3.789
- health	7.036	2.035	3.886
- infrastructure development	13.231	18.334	20.344
- socio-economic development	8.732	6.794	6.357
- relationships with communities	5.916	7.134	7.077
- access to energy	12.947	9.368	0.715

The cost of community projects deriving from local agreements and conventions amounts to more than euro 63 million, more than 94% of which is spent in the area of exploration and production activities. With regard to E&P data, the final total for 2012 was euro 59.5 million, a slight reduction compared to the final figure for 2011 of euro 62.1 million. This decrease is due to lower expenditures mainly in Kazakhstan and Italy, compensated for by a recovery in expenditure in Egypt, and an increased commitment in numerous Countries including mainly Mozambique and Gabon. The

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positive trend in expenditure in the African continent since 2010 is to be emphasized: in 2012 more than euro 26 million were spent, including more than euro 22 million in the Sub-Saharan region of Africa, which is representative of the growth in Eni’s activities in the Region. In addition, there has been a significant growth in the area of training and professional development. The costs incurred in this sector exceeded the cost for 2011 by more than euro 5 million due to the increase in interventions in Mozambique, Kazakhstan, Gabon and Egypt. Health related expenditure in 2012 exceeded 2011 expenditure by almost euro 2 million due to the increase in commitments in Libya, Angola, Congo, Ecuador and Togo. The decrease in relation to energy access projects is due to the conclusion of an important project in Kazakhstan.

Local sponsorship

(euro thousand)	2010	2011	2012
Sponsorships for the territory by intervention sector:	17,088	22,399	18,619
- health	28	168	40
- training	1,235	71	185
- education	560	436	862
- environment	4,249	233	69
- culture	10,524	15,771	13,678
- social infrastructures	24	162	37
- social interventions	468	5,559	3,748

Eni also works to benefit local communities through support for initiatives selected on the basis of different criteria, such as affinity with the image and identity of the Company, links with the territory, adherence to business goals and, as a common denominator, consistency with sustainability principles. In 2012, local sponsorship amounted to euro 18.6 million, almost all in Italy; more than 70% was dedicated to the promotion of cultural activities in Regions where Eni is present.

Local content

Ratio between Eni minimum wage policy and market minimum wage (1st decile) - (middle managers - senior staff)

Ratio	Countries
100 - 115	Countries around Gulf Area, Belgium, France, Germany, Italy, Norway, Netherlands, United Kingdom, Romania, Australia, United States, Hungary, Venezuela
116 - 130	Algeria, Angola
131 - 150	China, Libya, Peru
151 - 180	Indonesia, Kazakhstan, Brazil
> 180	Egypt, Russia, India
130	Global Average

In its policy for local personnel (see the detail on local overseas employees by professional category in the International Development section), Eni defines relevant salary levels in terms of minimum/maximum range, in relation to market data for each individual Country, monitored annually using international providers.
The comparison between the minimum levels defined in Eni policies and the minimum market levels supplied by providers (1st decile of local pay levels) refers to the section of the workforce composed of middle managers and senior staff. The analysis carried out relates to a sample of about 14,000 resources in 24 Countries chosen from those most representative in terms of business presence and strategic importance. The results of the analysis show that on average the minimum levels defined in Eni’s policy are in line with or superior to the market minimums.

Procurement by geographical area 2012		Africa	Americas	Asia	Italy	Rest of Europe	Oceania
Number of suppliers used	(number)	6,920	4,541	4,436	11,092	8,573	428
Total procurement	(euro million)	7,099	2,463	5,542	12,328	3,635	745
- of which in goods	(%)	11.7	29.1	11.9	20.0	17.3	18.9
- of which in works		7.3	21.1	55.5	16.3	21.8	15.4
- of which in services		49.5	44.3	28.8	56.0	48.7	56.1
- of which unidentifiable		31.5	5.5	3.8	7.7	12.2	9.6

In 2012, more than 32 thousand suppliers worked for Eni worldwide, some of whom worked in more than one continent; in particular, more than 20% in Africa. Eni promotes initiatives and partnerships to maximize the participation of local enterprises in the pursuit of its activities, contributing

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to the growth of local supply chains in developing and emerging Countries. In 2012, the share of procurement from local markets was higher than 50% in Countries such as Congo (50%), Saudi Arabia (71%), Egypt (70%), Tunisia (72%), Gabon (62%) and Pakistan (72%), with peaks of over 75% in various Countries including Nigeria, India and Indonesia (90%, 82% and 83% procurement on local market respectively in 2012).

Local procurement 2012 by Country

% procurement on local market	Countries
0 - 25%	Algeria, Croatia, Iraq, Libya, Mozambique, Luxembourg, Peru, Poland, Portugal, Venezuela
25 - 50%	Angola, France, Germany, Ghana, Iran, Kazakhstan, Switzerland
50 - 75%	Saudi Arabia, Australia, Brazil, Republic of Congo, Ecuador, Egypt, Gabon, United Kingdom, Norway, Pakistan, Tunisia
75 - 100%	Argentina, Canada, India, Indonesia, Italy, Mexico, Nigeria, Netherlands, Romania, Russia, Singapore, United States, Hungary

Relations with suppliers

		2010	2011	2012
Procurement by macro-class (a):	(euro million)	31,187	32,586	31,811
- works		6,332	6,782	7,024
- services		14,460	15,990	15,283
- goods		5,977	6,743	5,449
- unidentifiable		4,418	3,071	4,055
Supplier concentration top 20	(%)	18	20	15
Suppliers used	(number)	32,601	31,878	32,621
Qualification cycles carried out during the year		32,962	26,936	31,991
- of which with negative results	(%)	9	13	6
Checks carried out following negative feedback and consequent actions taken:	(number)	237	365	381
- suspensions		35	73	69
- revocations		3	56	53
- states of attention		199	236	259
Total invoices accounted for:		3,431,418	2,962,212	2,571,172
- of which automatic		2,860,840	2,421,083	2,080,762
- of which manual		570,578	541,129	490,410
Automations achieved		-	7,479	69,000
Commercial debts paid within the due date	(%)	-	-	93.17
- within 10 days of the due date		-	-	4.40
- over 10 days of the due date		-	-	2.43

(a) The figure includes intragroup procurement equal to euro 2,027 million in 2012.

In 2012, Eni’s total procurement valued at almost euro 32 billion. The process of extending vendor management models (systems and training) to 2 foreign Countries has continued (in Libya and the USA). Suppliers are subjected to qualification and audit, inspection and expediting as well as performance assessment processes and verification of corrective actions implemented. Monitoring of suppliers not yet in line with Eni standards (including sustainability requirements) has continued, with the production of monthly reports. In 2012, monitoring activities related in particular to four foreign enterprises: Eni US operating, Eni Tunisia, Eni Australia and Eni Indonesia. Communication initiatives were carried out to spread good practices and awareness of procurement issues overseas (in Nigeria, Ghana, Venezuela and Australia) in addition to updates on sustainability topics for the personnel of associates at head office.
The status of initiatives encouraging the promotion of good practices in supply chain management has been maintained. These include participation in the Carbon Disclosure Project Supply Chain involving significant Eni suppliers and the related extension of questions on CO2 emissions and water consumption in qualification questionnaires; participation in the IPIECA Supply Chain Task Force Working Group on the development of environmental topics and CSR in the supply chain; and participation in the Sustainable Supply Chain working group as part of Global Compact Network Italia.
Eni Adfin, which manages the administrative activities of the Italian companies in the Eni Group, continued to pursue continuous improvement during 2012 with work on organizational efficiency and the standardization of administrative systems and processes, with particular reference to the accounting and creditors systems. These activities have enabled the Company to achieve significant results in terms of automated document processing: about 69,000 documents have been automated and the number of documents managed manually has been further reduced compared to last year. This is also expected to diminish further next year thanks to the work completed at the end of 2012. With regard to observance of payment times for commercial debts, the work on efficiency and optimization has enabled the organization to achieve good results in 2012 with about 93% of trade payables paid within the due date and about 97% within 10 days of the due date. Less than 1% of trade payables were paid more than 60 days after the due date. The optimization and standardization work will continue in the next few years, following the planned path to organizational and managerial excellence.

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Transparency over payments

Payments made by Eni to governments of Producing Countries that subscribe to the Extractive Industries Transparency Initiative (EITI)

Countries	Year (a)	Local currency	Amounts in local currency(thousands)	Amounts in US$ (thousands)	Total amount in US$ (thousands)
Norway	2011	NOK	9,406,804	-	1,680,133
Profit Taxes (b)			9,309,843	1,890	1,662,815
Fees (c)			88,200	4,725	15,753
Other significant benefits to government agreed by MSWG			8,761		1,565
Nigeria	2011		-	1,650,573	1,650,573
Profit Taxes (b)				1,073,957	1,073,957
Royalties				488,050	488,050
Fees (c)				305	305
Other significant benefits to government agreed by MSWG				88,261	88,261
East Timor	2011		-	401,269	401,269
Host government’s production entitlement (e.g. profit oil)				205,826	205,826
Profit Taxes (b)				169,821	169,821
Royalties				2,757	2,757
Fees (c)				410	410
Other significant benefits to government agreed by MSWG				22,455	22,455
Kazakhstan	2011	KZT	9,432,211	1,194,496	1,258,822
Host government’s production entitlement (e.g. profit oil)				417,705	417,705
Profit Taxes (b)			953,183	723,850	730,351
Bonuses (d)				52,941	52,941
Other significant benefits to government agreed by MSWG			8,479,028		57,826
Republic of Congo (e)	2011	CFA	7,017,103	96,625	111,515
Profit Taxes (b)			7,005,503		14,866
Other significant benefits to government agreed by MSWG			11,600	96,625	96,649
Mozambique	2010	MZN	55,325	450	2,129
Profit Taxes (b)			50,117		1,521
Other significant benefits to government agreed by MSWG			5,209	450	608
Iraq	2010			43,750	43,750
Bonuses (d)				43,750	43,750
Togo	2011	XOF	1,107,796	500	2,851
Profit Taxes (b)			1,107,796		2,351
Other significant benefits to government agreed by MSWG				500	500
Gabon	2010		-	25	25
Fees (c)				25	25

(a) Last local financial year in which the data is referenced and in which the EITI disclosure has been made.
(b) Corporate tax-other tax on income/profit or production e.g. petroleum revenue tax.
(c) On license, rental and any consideration for license and or concessions.
(d) Signature, discovery and production bonus.
(e) In addition to the amount shown in the table, some of the transfers made by Eni to the Congo government is in "kind" for a total of 16,860 kboe that refer to the profit oil share and to royalties attributable to the Republic of Congo as well as marketing agreements existing between Eni, the Republic of Congo and SNPC (Sociéte Nationale du Petrole du Congo).

In 2012, Eni continued to participate in reconciliation and publication of payments made to producer Countries adhering to the Extractive Industries Transparency Initiative (EITI).
The table above shows the data on payments made by Eni and included in the latest EITI Report published in the respective Countries.
For the Republic of the Congo, the EITI Report records non material variances between the values declared by the Country and those declared by Eni. The table shows the value declared by Eni.
For Iraq, the 2010 EITI Report also includes purchases of crude oil made by Eni Trading and Shipping SpA. For these purchases, Eni Trading and Shipping paid an amount equal to 1,610,480,285.13 USD in 2010.
Eni also takes an active part in the local multi-stakeholder EITI working groups, either directly or through participation in trade associations. Again in 2012 Eni contributed financially to the functioning of the EITI Secretariat.

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Royalties paid by Eni in Italy in the 2010-2012 period

(euro thousand)	2010	2011	2012
Royalties paid (a):	142,228	203,886	237,517
- of which to State	64,465	97,682	96,948
- of which to Regions	62,052	83,730	109,949
- of which to Basilicata	35,440	53,516	77,255
- of which to Municipalities	15,711	22,474	30,619

(a) The data include EniMed, Società Adriatica Idrocarburi and Società Ionica Gas.

Human rights

		2010	2011	2012
Hours of training on human rights	(number)	-	518	576
Reports received on eventual human rights violations		-	39	39
Reports on human rights violations closed in the year:		-	32	48
- groundless reports or only partially grounded reports with corrective and/or improvement actions taken		-	13	15
- groundless reports		-	19	33
Suppliers subjected to qualification procedures including screening on human rights		10.096	11,471	12,471
% procurement from suppliers subjected to qualification procedures including screening on human rights	(%)	85	90	88
SA 8000 audits carried out	(number)	10	16	16
- of which follow-ups		2	8	8
Security contracts containing clauses on human rights	(%)	20 ( a)	50	65
Security personnel trained on human rights	(number)	106 (b)	169	1,008
Critical sites covered by assessments		-	30	11
Sites verified by means of check list		-	147	121
Countries with armed guards protecting sites		-	12	10
Training hours of specific nature to security managers		-	672	1,476

(a) Referred to contracts signed by Companies/Divisions belonging to the Eni Group in Italy and abroad. From the survey regarding clauses on human rights, it emerged that 196 sites have surveillance contracts. Of these, 39 have clauses on human rights in the surveillance contracts.
(b) 79 in Nigeria (Police and Military Forces) and 27 in Egypt.

With reference to the management of whistleblowing concerning human rights topics, it is noted that during 2012:
- 39 files were opened, mainly relating to alleged abuses of workers’ rights and suspected discrimination against the surrounding communities, as well as potential problems in the management of safety;
- 48 files were closed and for 15 of these, corrective and/or improvement actions were adopted. Of these 15 files, 7 were found to be justified at least in part and related to violations of employment standards and of work safety standards by suppliers.
The Company’s commitment to carrying out audits and inspections on the conduct of suppliers has been maintained, with particular reference to the protection of human rights. In 2012, SA 8000 audits were performed on 8 suppliers/sub-suppliers in Australia/East Timor and in Ecuador, and follow-up SA 8000 audits were performed in 2012 on 8 suppliers (in Nigeria and Pakistan). With regard to the involvement of personnel in this area, SA 8000 auditor training was given to 5 personnel in the procurement area, 2 of which at the head office in Italy and 3 at overseas associates (in Libya and in Australia); training was also given to two SA 8000 Lead Auditors at head offices.
Once again in 2012 the Security function continued its work on the promotion and development of training projects on "Human Rights & Security" for Security Forces (public and private) performing their activities at Eni sites in the Republic of the Congo (Brazzaville, Pointe-Noire and M’Boundi) and in Angola (Luanda). The number of members of Private Security Forces trained through these courses was 846, compared to 169 in 2011. In addition, Eni Pakistan, following the "Human Rights & Security" project run in 2011, implemented a further initiative aimed at promoting awareness and respect for human rights among security operators. The courses were held at the sites in Karachi, Bhit Field and Kadanwari Field, for a total of 162 participants.
During 2012, 10 training courses on topics of special interest for Security were held, providing a total of 1,476 hours of training.
Eni confirms its commitment to include conduct clauses, aimed at ensuring respect for human rights, within the contracts with suppliers of Security Services. On December 31, 2012 the clauses ware inserted in 65% of contracts concluded with suppliers of Security Services, compared to 50% in 2011.

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Technological innovation

		2010	2011	2012
R&D expenditures	(euro million)	275	246	263
- R&D expenditures net of general and administrative costs		218	190	211
Tangible value generated by R&D activities (a)		540	730	1,006
Personnel employed in R&D activities (full time equivalent)	(number)	1,019	925	975
First patent filing applications		88	79	74
Existing patents		7,998	8,884	8,931
Patents average life	(years)	9.14	8.84	8.86

(a) Figures refer to E&P, R&M and Versalis activities and had been measured since 2009, when the measurement process started.

Eni’s economic commitment in the field of scientific research and technological development amounted to euro 211 million in 2012 (or euro 263 million if the general overheads attributable to research activities and amortization and depreciation are included, and if the contributions resulting from tax credits are excluded - as per Legislative Decree 70/2011, converted into Act No. 106 of July 12, 2011).
The share of R&D spending dedicated to partnerships with universities and research centers worldwide was about euro 30 million in 2012, more than 50% of which was directed to Italy.
In 2011, the method for measuring the tangible and intangible benefits created by Eni R&D activities (for Corporate Departments, the Divisions and Versalis) was completed with the issue of a specific manual, based on Key Performance Indicators (KPI) which take into account the special features of the various Eni businesses. Based on this methodology, the value created in 2012 by the innovative technologies of E&P, R&M and Versalis amounted overall at euro 1,006 million. The total final benefits recorded in 2011 amounted to euro 730 million (euro 492 million, net of the value of reserves). Compared to the cost incurred by Eni over the same years for R&D activities, the value created gives rise to a benefit/cost ratio equal to 5.7 in 2012 (4.3 and 3.1, respectively in 2011 and 2010).
The persons involved in R&D activities as at December 31, 2012 was equal to 975 full time equivalents, an increase compared to 2011 due to the reallocation of resources within the chemicals business.
In 2012, 74 patent applications were filed (compared to 79 filed in 2011), 44 by the Eni Divisions, 17 by Versalis and 13 by Engineering & Construction.
The size of the total patent portfolio at the end of 2012 is similar to that for the year before, with a marginal increase (0.5%). The balance of the data derives from the net effect of patents which have expired or been abandoned following portfolio review and new patents deriving from overseas protection of inventions. The average age of patents is similar to that recorded in 2011.

Knowledge management

(number)	2010	2011	2012
Knowledge community/network by application sector	53	58	63
- business	48	53	53
- transversal	5	5	10
Participants in knowledge community/network by application sector	2,624	3,634	4,732
- business	2,385	3,376	4,098
- transversal	239	258	634
Knowledge owners	179	187	177

In 2012, knowledge management initiatives confirmed the trend towards growing the dissemination of knowledge already demonstrated in recent years, thus evidencing the continued investment in tools and processes aimed at improving knowledge management and knowledge sharing and dissemination among Eni’s people. The new initiatives realized in 2012 focused on the cross-cutting areas, where 5 new communities were set up: two in the professional HSE area ("Management of water resources" and "HSE analysis and reporting"), and the others on very important topics such as "Research & Innovation", "Contract Administration" and "Industrial Risk Management".
On December 31, 2012 Eni’s knowledge management system was composed of a total of 63 active communities, a 9% increase over the previous year, involving a total of 4,732 members. The number of participants increased by 1,098, a rise of 30% compared to the previous year.
The increase in participation in 2012 is due both to the start up of 5 new cross-cutting communities, which saw the involvement of 373 new members, and the constant increase in membership of the business communities, up by 21%. Of particular importance was the increase in participation in both business and cross-cutting knowledge management processes by overseas staff: at the end of 2012 the number of members working abroad was 1,413, 79% more than the previous year.

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The environmental management system

		2010	2011	2012
ISO 14001 certifications	(number)	93	102	106
ISO 50001 certifications		1	3	6
EMAS registrations		9	9	10
Environmental audits		549	851	1,253
Integrated HSE audits		2,893	914	670
Integrated HSEQ audits		164	764	1,255
Environmental expenditures:	(euro thousand)	916,201	893,421	743,183
- operating expenditures		523,791	551,799	468,047
- capital expenditures		392,410	341,622	275,136

The majority of management systems for the main operating units are registered under the ISO 14001 standard and in Europe the main production units have undergone the EMAS registration process. On the next 4 years all associates and important plants are expected to be covered by ISO 14001.
In 2012 the total number of ISO 14001 registrations and EMAS registrations increased. In particular:
- in the E&P sector all the certifications previously obtained were maintained, covering all the operating sites of 30 associates, equal to 70% of the total;
- in the G&P sector, where ISO 14001 certification had already been completed in 2011 for all the production plants, EMAS registration was obtained for the EniPower site in Ferrara and ISO 14001 certification was obtained by the 3 foreign gas transport companies (Sergaz, Scogat and Trans Tunisian Pipeline & Co) and the company Servizio Fondo Bombole Metano;
- the Engineering & Construction sector (as already achieved some time ago in the chemicals and refining sectors) confirmed all the ISO 14001 certifications obtained in previous periods and acquired the certification for the Columbian base of the Petrex operating company.
In 2012 Eni obtained 3 new ISO 50001 energy management system certifications (in the refineries of Livorno, Sannazzaro and Taranto), which add to those already obtained previously (in the refineries of Venice, the Szazhalombatta petrochemical plant and the offices of Eni Corporate).

Climate change

		2010	2011	2012
Direct GHG emissions	(tons CO2 eq)	58,259,157	49,121,224	52,493,340
- of which CO2 from combustion and process	(tons)	37,948,625	35,319,845	36,365,220
- of which CO2 equivalent from flaring	(tons CO2 eq)	13,834,988	9,553,894	9,461,518
- of which CO2 equivalent from unburnt methane and fugitive emissions		4,135,523	3,214,469	4,470,307
- of which CO2 equivalents from venting		2,340,021	1,033,017	2,196,295
CO2 emissions from Eni plants subject to EU ETS		25,168,852	23,615,602	22,106,175
Quotas allocated to Eni plants subject to EU ETS		25,970,870	25,373,975	24,978,257
Eni plants subject to EU ETS	(number)	39	39	39
Indirect GHG emissions from purchases from other companies (Scope 2)	(tons CO2 eq)	1,039,049	1,190,860	834,197
Indirect CO2 emissions from sales of products and activities contracted out to third parties (Scope 3) (a)	(mln tons CO2 eq)	304.346	299.921	288.515
CO2 eq emissions/100% operated hydrocarbon gross production	(tons CO2 eq/toe)	0.235	0.206	0.225
CO2 eq emissions/kWh eq (EniPower)	(g CO2 eq/kWh eq)	407.456	409.656	399.204
CO2 eq emissions/uEDC (R&M)	(tons CO2 eq/kbbl/SD)	1,284	1,229	1,141
Volume of gas sent to flaring	(MSm3)	6,226	4,433	4,506
Volume of gas sent to venting		30.69	26.32	25.92

(a) The figures include the CO2 emissions from sales of oil products and natural gas as well as from drilling activities contracted out to third from E&P sector.

With regard to greenhouse gas emissions, it is important to note that the production units in Libya have an overall effect on the global performance of the Exploration & Production sector and therefore of Eni. Due to the limited production in Libya in 2011, caused by the political situation of the Country, a more representative picture is given by comparing 2012 and 2010, years in which the Country’s production was similar (variance of about 15%). This comparison shows up clearly the progress on GHG performance obtained with flaring down projects in the other Countries where Eni operates. In particular in the 2010-2012 period there was a reduction of about 28% in gas sent to flaring which has allowed a reduction of 51% to be achieved compared to volumes burnt in 2007 thanks to the completion of various flaring down projects. The volume of gas sent to flaring has in fact showed consistent reductions in Congo (down 21%) where the flaring down project "M’Boundi Gas Development" is underway and in Nigeria (down 11%) where the "Ogbainbiri Flow Station Upgrading" and "Idu Phase 2 Works Completion & Flaring Down" projects are ongoing. Further important initiatives to reduce flaring are underway in Algeria and Libya. Emissions of CO2 eq from venting in 2012 returned to 2010 volumes, being determined essentially by the Libyan contribution from the Mellitah Complex oilfield, rich in associated CO2.

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Similarly the overall reduction in GHG emissions compared to 2010 is 4.9% on an annual basis and is evidenced by the good progress on all the emission indexes per unit of product. In the downstream sector there was a general decrease of GHG emissions, caused not only by lower production levels, but also by the implementation of specific strategies for reducing greenhouse gas emissions and improvement actions designed to increase energy efficiency, as demonstrated by the improvement in the sector emission indexes for electricity generation and refining.
In Europe, within the framework of the Emissions Trading Scheme (ETS), in 2012 Eni’s consolidated greenhouse gas emissions were 6.4% less than those for 2011, but only some sectors recorded a decreasing trend:
- in G&P, emissions, which account for 52% of the total, despite a general reduction in the majority of power stations, increased overall by 0.7% due to the coming on stream of the Ferrara power station;
- in R&M, emissions, which account for 27% of the total, were reduced by 16.5% as a consequence of a general reduction in the amount of processing carried out (-13%) and the suspension of some of the activities at the Gela refinery;
- in Versalis, emissions, which account for 16% of the total, diminished by 10.3%, principally due to the shutdown of some plants due to the industrial reconversion of the Porto Torres site.
Indirect emissions of GHG from acquisitions from other companies decreased by more than 30%. This trend is mainly attributable to the G&P sectors (where purchases of electricity from third parties by the EniPower power station in Ferrara are reduced) and Engineering & Construction (where there has been a fall in electricity consumption in Qatar).

Energy efficiency

		2010	2011	2012
Electricity produced by type of source (EniPower):	(TWh)	25.75	25.40	26.01
- of which natural gas		23.33	23.52	24.44
- of which oil products		2.42	1.88	1.57
Energy used/100% operated hydrocarbon gross production (E&P)	(GJ/toe)	1.855	1.958	2.049
Energy sold to other companies by type:	(toe)	9,188,199	9,199,387	8,716,482
- electricity		8,961,938	9,020,515	8,565,069
- primary resources		52,523	26,622	27,355
- steam		172,136	152,250	124,058
- hydrogen		1,602	0	0
Gross energy consumption		18,617,034	18,498,490	18,708,182
Net energy consumption		9,428,835	9,299,103	9,991,700
Net consumption of primary resources:		15,092,072	14,304,869	14,632,660
- natural gas		9,740,028	9,202,030	10,126,614
- oil products		5,126,536	4,896,890	4,289,943
- other fuels		225,508	205,949	216,103
Primary energy purchased from other companies by type:	(GJ)	214,317,476	239,084,683	228,648,094
- electricity		141,479,934	170,157,405	160,384,392
- primary resources		66,734,377	63,506,165	63,387,463
- steam		6,046,928	5,362,328	4,822,549
- direct heat process		56,237	58,785	53,507
Energy efficiency and climate change expenditures (a):	(euro thousand)	196,040	120,212	72,042
- operating expenditures		497	1,175	822
- capital expenditures		195,543	119,037	71,220

(a) The figure is part of the environmental expenditures reported in the table "The environmental management system".

The initiatives to improve energy efficiency include, in addition to traditional investments, interventions of a managerial nature such as the adoption and certification of Energy Management Systems (EMS).
In the G&P sector, implementation of energy efficiency has continued with the issue of White Certificates and EniPower has continued its program of investment in renewable energy and alternative energy sources through the development of photovoltaic systems for the production of electricity and a development project involving a biomass plant at Porto Torres.
In the Refining & Marketing and Chemicals sector energy saving programs went ahead throughout 2012. The energy efficiency initiatives which came into operation in 2012 are capable of producing savings of about 100 ktoe/year when fully operational; this is added to by a saving of primary sources of about 25 ktoe/year under normal conditions, resulting from the optimization of self production of electricity at the Porto Torres petrochemical site. The energy saving projects completed over the 2010-2012 three-year period allow, under normal running conditions, a saving of 218 ktoe/year with an estimated equivalent value of more than euro 100 million.

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Other emissions into the atmosphere

		2010	2011	2012
NOx (nitrogen oxide) emissions	(tons NO2 eq)	106,040	97,114	115,571
NOx emissions/100% operated hydrocarbon gross production (E&P)	(tons NO2 eq/ktoe)	0.483	0.486	0.571
NOx emissions/kWheq (EniPower)	(g NO2 eq/kWh eq)	0.195	0.165	0.155
NOx emissions/crude and semi-finished products processing (R&M refineries)	(tons NO2 eq/kton)	0.29	0.27	0.26
SOx (sulphur oxide) emissions	(tons SO2 eq)	50,085	37,943	30,137
SOx emissions/100% operated hydrocarbon gross production (E&P)	(tons SO2 eq/ktoe)	0.099	0.055	0.044
SOx emissions/kWheq (EniPower)	(g SO2 eq/kWh eq)	0.050	0.037	0.027
SOx emissions/crude and semi-finished products processing (R&M refineries)	(tons SO2 eq/kton)	1.03	0.91	0.77
NMVOC (Non-Methane Volatile Organic Compounds) emissions	(tons)	68,490	46,228	48,702
TSP (Total Suspended Particulate) emissions		3,783	3,297	3,548
Air protection expenditures (a)	(euro thousand)	71,715	46,736	56,882
- operating expenditures		19,680	16,608	15,795
- capital expenditures		52,035	30,128	41,087

(a) The figure is part of the environmental expenditures reported in the table "The environmental management system".

The trend in NOx emissions is determined by the level of combustion activities and the fuel mix used. The refining and electricity generation sectors recorded decreased emissions indexes, while the E&P sector recorded an increase as a result of increased consumption of fuel gas in Nigeria, Kazakhstan and Congo. This increase, added to the performance of the Engineering and Construction sector, (start of new onshore projects including the "Jeddah Airport Project", "Etihad Railway Project" and "Shah Gas Development Project") led to an increase in NOx emissions of 19%. While the performance of the E&C and E&P sectors is often determined by temporary conditions or ones linked to the management of the reservoir, the general reduction in emission indexes of the remaining sectors shows the improvement in the technology and fuels used. In the G&P sector, with the setting up of a new catalytic CO system, emissions of NOx are forecast to fall by about 11 t/year. In the refining sector, projects are underway to reduce NOx emissions at the Sannazzaro refinery, where a reduction under normal running conditions of about 110 t/year in NOx emissions is forecast.
Total emissions of SOx (sulphur oxide) have fallen by 20.6% compared to 2011. This trend is determined principally by the contribution of the refining, chemicals and E&P sectors.
In the refining sector, which contributes about 56% of the consolidated Eni total, the change (down 26.4% compared to 2011, equal to 6,000 tons of SO2 eq) is to be attributed both to reduced processing in the refineries, and to a change in the mix of fuels used (increased use of natural gas in the refineries and consequently reduced use of fuel oil and coke) as well as energy saving initiatives. In the refining sector, projects are underway to reduce SOx emissions at the Gela and Sannazzaro refineries; for the latter a reduction of about 740 t/year in SOx emissions under normal operating conditions is forecast. The fall of about 11% compared to the 2011 financial year in the E&P sector is traceable essentially to the resumption of Libyan activities at lower than normal operating levels.
In the Chemicals sector the survey and initial monitoring of emissions into the atmosphere of volatile organic compounds (VOC) has been completed at all the Versalis plants.

Reclamation and landscape protection

		2010	2011	2012
Waste from reclamation activities to be disposed of or recovered/recycled:	(tons)	11,020,439	13,869,509	16,294,882
- of which hazardous		3,032,213	5,416,581	9,170,637
- of which non-hazardous		7,988,226	8,452,928	7,124,245
Soil and groundwater reclamation expenditures (a):	(euro thousand)	296,655	336,525	197,468
- operating expenditures		257,749	271,582	182,112
- capital expenditures		38,906	64,943	15,356

(a) The figure is part of the environmental expenditures reported in the table "The environmental management system".

Reclamation activities in Italy have mainly been carried out through Syndial, a company dedicated to the reclamation and remediation of contaminated sites following decommissioning (47% of total expenditure in 2012), followed by R&M (32%) and the Chemicals sector with 12%.
Total spending on this area (about euro 200 million) has clearly reduced this year compared to the previous two years (around euro 300 million). The drop is due to delays in the granting of certain preliminary authorizations by the Public Administration, which had a substantial impact on the

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activities of Syndial, while refining and chemicals maintained their levels of spending.
As a result, in 2012, the process of environmental restoration mainly took the form of maintenance, by Syndial, Versalis and R&M, of the remediation projects in course at the major Italian sites (Gela, Priolo, Assemini, Porto Marghera etc.) without a decisive contribution from the new projects approved.
Maintenance activities, above all for hydraulic barriers, have led to the production of about 10.1 million tons of waste, showing a slight downward trend in contrast to the slight increase in previous years.
Syndial has concluded the Green Remediation project, with the implementation of "Sustainable Assessment Framework" software in the strategic context of Porto Torres, in order to make its operational choices compatible with the overall environmental, social and economic reference framework.
This tool will be used in the future to encourage the implementation of sustainable solutions in managing contaminated sites.
The R&M sector also pursued sustainability targets with the design, installation and implementation of low impact technologies such as the "Groundwater Circulation Well", "Thermopile" applied in certain Sales Points (Voghera) and the COR process (authorized at the Petra depot in Ravenna) which exploits the biodegradability of organic substances.
Eni’s attention to sustainable reclamation and remediation has been strengthened as a result of its active role within the Sustainable Remediation Forum (SuRF) Italy project, based on the international experience of SuRF UK and SuRF US.
Reclamation and remediation activities abroad have been conducted principally by the E&P Division, particularly in Nigeria, and work has continued on the characterization and remediation of sites contaminated by oil spills. At the same time a pilot test for the application of thermal desorption in the Ob-Ob area has been planned as an alternative approach to RENA (Remediation by Enhanced Natural Attenuation).
In E&P research projects have also been started aimed at preventing the risks due to oil spills intruding into operating areas. These relate to "Remote Monitoring" of pipelines and "Anti-intrusion innovative technologies deployment".

Protection of water resources

		2010	2011	2012
Total water withdrawals:	(Mm3)	2,786.78	2,577.22	2,357.56
- of which sea water		2,580.28	2,375.82	2,142.82
- of which fresh water		182.96	186.85	190.15
- of which salt water taken from underground or surface sources		23.54	14.55	24.59
Water withdrawals/kWheq produced (EniPower)	(m3/kWh eq)	0.0127	0.0138	0.0119
Water withdrawals/crude and semi-finished products processing (R&M)	(m3/ton)	28.36	30.98	25.33
Total production and/or process water extracted:	(Mm3)	61.15	58.16	61.17 (a)
- of which re-injected		27.11	25.18	20.82
- of which discharged into surface water body or into sea		31.12	30.47	26.94
- of which sent to evaporation ponds		2.92	2.51	3.97
Concentration of oil in production water	(mg/l)	13.06	13.50	9.61
Total recycled and/or reused water	(Mm3)	544.63	521.76	521.46
Percentage of fresh water reused	(%)	74.9	73.6	73.3
Fresh water discharged	(Mm3)	130.54	131.60	133.58
Sea water discharged		1,476.15	1,866.96	1,931.74
Water resources and drains expenditures (b):	(euro thousand)	83,903	76,298	83,415
- operating expenditures		56,382	46,167	39,808
- capital expenditures		27,520	30,131	43,607

(a) In 2012 the figure include also the amount of produced water injected into deep wells to disposal purpose, equal to 9.43 Mm3.
(b) The figure is part of the environmental expenditures reported in the table "The environmental management system".

In 2012, there was a reduction in total water extraction compared to 2011 of 8.5%. Fresh water extraction, which represents only 8% of the total water resources used, and the percentage of reuse have remained substantially stable. Over the four-year period a reduction of about 22 million cubic m is expected thanks to projects to reduce extraction in the refining and Chemicals sectors.
In the E&P sector, water injection projects have gone ahead with the target of 65% of process water being reinjected by 2016; in 2012 the value measured (49%) showed an increase in comparison to 2011 (up 14.2%) and is in line with the target set for 2016 (65%). The concentration of oil in production water discharged into the surface environment has decreased compared to 2011 (down 28.8%) and remains significantly below the limits (9.6 mg/l).
In the refining sector, consistent reductions have been recorded both in extraction of sea water (down 28.2%) and of fresh water (down 24.4%). For fresh water the significant reduction is due to normal running or start-up of new water reuse facilities at the refineries (Sannazzaro and Livorno respectively).

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Oil spills

		2010	2011	2012
Total number of oil spills (a)	(number)	330	418	771
Total volume of oil spills (a):	(barrels)	22,964	14,952	12,472
- of which from sabotage and terrorism		18,695	7,657	8,616
- of which from accidents		4,269	7,295	3,856
Volume of oil spill from accident to water body		408	199	98
Volume of oil spill from accident to land		22,556	14,753	12,375
Spill prevention expenditures (b):	(euro thousand)	13,665	40,530	63,771
- operating expenditures		5,699	4,252	8,354
- capital expenditures		7,956	36,278	55,417

(a) In the 2010-2011 period only oil spills of more than one barrel are considered for the E&P sector; in 2012 the figure also includes oil spills of less than one barrel (equal to 453, corresponding to 3,684 barrels).
(b) The figure is part of the environmental expenditures reported in the table "The environmental management system".

Performance in 2012 on oil spills must be viewed in the light of the anomalous data for 2011, characterized by a spill in the Engineering & Construction sector of over 4,000 barrels in Algeria; apart from this event the performance of this sector is generally insignificant compared to that of the E&P sector which, while recording an increase in the volume of oil spills (up 5.6%) shows an improvement in the index for the volume of spills per million boe produced (down 4.4% compared to 2011). In the four-year period a further improvement in performance is expected (from the current level of 3.3 to 2.4 boe/mmboe produced) thanks to preventive work. Total spending on oil spill prevention increased in 2012, exceeding euro 60 million.
The volume of oil spills following acts of sabotage (more than 97% attributable to activities in Nigeria in the E&P sector) has increased (up 12.5%).

Waste from production activities

		2010	2011	2012
Waste from production activities	(tons)	1,400,488	1,309,135	1,378,351
- of which from drilling activities		496,508	388,539	342,026
Hazardous waste from production activities		489,108	476,552	365,668
Non-hazardous waste from production activities		911,380	832,582	1,012,683
Waste from production activities to be disposed of or recovered/recycled (a):		1,898,707	1,828,441	1,991,485
- of which hazardous		945,723	958,873	924,871
- of which non-hazardous		952,985	869,568	1,066,614
Waste from production activities recovered and/or recycled:		249,090	232,884	315,880
- of which hazardous		95,100	73,174	67,203
- of which non-hazardous		153,990	159,710	248,677
Waste from production activities disposed of:		1,126,611	982,423	1,038,709
- of which hazardous		367,799	326,495	278,812
- of which non-hazardous		758,812	655,927	759,897
Waste from drilling activities / drilled meters	(tons/m)	0.623	0.340	0.512
Waste management expenditures (b):	(euro thousand)	106,419	96,263	92,113
- operating expenditures		102,703	83,403	91,341
- capital expenditures		3,716	12,860	772

(a) The figure includes volumes remaining from previous years.
(b) The figure is part of the environmental expenditures reported in the table "The environmental management system".

Waste from production activities in 2012 (about 1.38 million tons) increased by 5.3% compared to the previous year, essentially due to the contribution of the E&P sectors (up 5% equivalent to more than 40,000 tons) and Engineering & Construction (up 29% equivalent to more than 57,000 tons) whilst all the other sectors recorded a reduction.
Overall, non hazardous waste increased by 21.6%, while hazardous waste diminished by 23.3%.
The volumes sent for recovery in 2012 increased by 35.6% compared to 2011. The trend consolidated a slight reduction for hazardous waste (down 8.2%) while there was a significant increase for non hazardous waste (up 55.7%).

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Certification pursuant to rule 154-bis, paragraph 5 of the Legislative Decree No. 58/1998 (Testo Unico della Finanza)

1.	The undersigned Paolo Scaroni and Massimo Mondazzi, in their quality as Chief Executive Officer and manager responsible for the preparation of financial reports of Eni, respectively, also pursuant to rule 154-bis, paragraphs 3 and 4 of Legislative Decree No. 58 of February 24, 1998, certify that internal controls over financial reporting in place for the preparation of the Annual Report as of December 31, 2012 and during the period covered by the report, were:
• adequate to the company structure, and
• effectively applied during the process of preparation of the report.

2.	Internal controls over financial reporting in place for the preparation of the 2012 consolidated accounts have been defined and the evaluation of their effectiveness has been assessed based on principles and methodologies adopted by Eni in accordance with the Internal Control-Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission, which represents an internationally-accepted framework for the internal control system.

3.	The undersigned officers also certify that:
3.1	This 2012 consolidated Annual Report:
a)	was prepared in accordance with the evaluation and measurement criteria adopted by the European Commission according European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002;
b)	corresponds to the Company’s evidence and accounting books and entries;
c)	fairly represents the financial condition, results of operations and cash flows of the parent company and the Group consolidated companies as of, and for, the period presented in this report.

3.2	The operating and financial review provides a reliable analysis of business trends and results, including trend analysis of the parent company and the Group companies, as well as a description of the main risks and uncertainties.

March 14, 2013

/s/ Paolo Scaroni ————————— Paolo Scaroni Chief Executive Officer	/s/Massimo Mondazzi ————————— Massimo Mondazzi Chief Financial Officer

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Report of Independent Auditors

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Independent Assurance Report

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ANNUAL REPORT ON FORM 20-F 2012

Rome, April 9, 2013 - Eni informs that today the Annual Report on Form 20-F for the year ended December 31, 2012, has been filed with the U.S. Securities and Exchange Commission (SEC).

The Annual Report on Form 20-F 2012 is available on the Publications section of Eni’s website, www.eni.com.

Shareholders can receive a hard copy of Eni’s Annual Report on Form 20-F 2012, free of charge, by filling in the request form found in the Publications section or by emailing a request to segreteriasocietaria.azionisti@eni.com or to investor.relations@eni.com.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni successfully completes the Area 4 appraisal plan in Mozambique

San Donato Milanese (Milan), April 24, 2013 - Eni successfully finalized the appraisal campaign of the discoveries in Area 4 in Mozambique with the drilling and testing of Mamba South 3, which is the ninth well drilled in the exploration permit.
The well results have exceeded expectations and Eni has updated the estimate of the Mamba Complex and Coral discoveries to 80 Trillion cubic feet (Tcf) of gas in place.

Mamba South 3 was drilled in water depth of 1,571 meters and reached a total depth of 4,948 meters. The well is located approximately 6 kilometers North of Mamba South 1, 12 kilometers north west of Mamba South 2 and approximately 50 kilometers off the Cabo Delgado coast.
The well encountered 214 meters of gas pay in high quality Oligocene and  Eocene  reservoirs. The discovery proved the existence of hydraulic communication with the same reservoirs of Mamba South 1 and Mamba South 2, Mamba North East 1 and Mamba North East 2 wells.

Eni is now finalizing the development plans of this huge resource base.
The plan is now to drill an exploration prospect (Agulha 1) in the southern part of Area 4, in order to assess the hydrocarbon potential of untested deeper plays in Area 4.

Eni is the operator of Area 4 with a 70% participating interest. The other partners of the joint venture are Galp Energia (10%), KOGAS (10%) and ENH (10%, carried through the exploration phase).

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni announces results for the first quarter of 2013

Rome, April 24, 2013 - Eni, the international oil and gas company, today announces its group results for the first quarter of 20131 (unaudited).

Financial Highlights2

•	Adjusted operating profit: euro 3.79 billion, down 36% excluding Snam contribution to the first quarter of 2012[3];
•	Adjusted net profit: euro 1.43 billion, down 39% excluding Snam contribution to the first quarter of 2012[3];
•	Cash flow: euro 2.80 billion;
•	Leverage: down to 0.24.

Operational Highlights

•	Oil and natural gas production: down 4.9% to 1.6 mmboe/d affected by one-offs in Nigeria, Libya and the UK;
•	Natural gas sales: down 1.3% to 30.2 billion cubic meters due to the disposal of Galp;
•	Signed an agreement with CNPC to sell 28.57% of the share capital of Eni East Africa, which currently owns a 70% interest in Area 4 in Mozambique, at the agreed price of $4.21 billion in cash; access to a promising shale gas block in China;
•	Acquired exploration licenses in areas of high potential in Timor Leste, Cyprus, Egypt and the Gulf of Mexico;
•	Versalis entered partnership agreements with Genomatica, Pirelli and Yulex targeting continuing expansion in the bio-technologies and the bio-rubber segment.

Paolo Scaroni, Chief Executive Officer, commented:

"We confirm our growth and profitability targets for the full year 2013, in spite of a slower first quarter. This was negatively impacted by lower oil&gas production due to contingencies as well as to the current downturn in the gas market. Our E&P Division confirms its production growth targets for 2013 driven by continuing progress in developing ongoing projects. The G&P Division will benefit from the renegotiation of supply contracts which will mitigate the impact of a still very negative market. The R&M Division and Versalis, which both delivered strong improvements over the same period a year ago, will continue with their respective programs to drive a recovery in profitability".

(1) This press release represents the quarterly report prepared in compliance with Italian listing standards as provided by Article 154-ter of the Italian code for securities and exchanges (Testo Unico della Finanza).
(2) Throughout this press release, changes in the Group results for the first quarter 2013 are calculated with respect to results earned by the Group continuing operations in the first quarter 2012 considering that at the time Snam was consolidated in the Group accounts and reported as discontinued operations based on IFRS 5.
(3) The Snam contribution excluded is the result of Snam transactions with Eni included in the continuing operations results of the first quarter 2012 according to IFRS 5. Adjusted operating profit and adjusted net profit are not provided by IFRS.

Financial Highlights

Fourth Quarter 2012	First Quarter 2012	First Quarter 2013	% Ch.

	SUMMARY GROUP RESULTS (a)	(euro million)
4,970	Adjusted operating profit - continuing operations (b)		6,237	3,792	(39.2)
4,970	Adjusted operating profit - continuing operations excluding Snam contribution		5,965	3,792	(36.4)
1,518	Adjusted net profit - continuing operations		2,465	1,434	(41.8)
0.42	- per share (euro) (c)		0.68	0.40	(41.2)
1.09	- per ADR ($) (c) (d)		1.78	1.06	(40.4)
1,518	Adjusted net profit - continuing operations excluding Snam contribution		2,360	1,434	(39.2)

(1,964)	Net profit - continuing operations		3,544	1,543	(56.5)
(0.54)	- per share (euro) (c)		0.98	0.43	(56.1)
(1.40)	- per ADR ($) (c) (d)		2.57	1.14	(55.6)

3,425	Net profit - discontinued operations		73		..
1,461	Net profit		3,617	1,543	(57.3)

(a) Attributable to Eni’s shareholders.
(b) For a detailed explanation of adjusted operating profit and net profit see paragraph "Reconciliation of reported operating and net profit to results on an adjusted basis".
(c) Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(d) One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

Adjusted operating profit
In the first quarter of 2013 Eni reported adjusted operating profit of euro 3.79 billion, down by 39.2% from the first quarter of 2012, mainly driven by the Exploration & Production and the Gas & Power Divisions. Excluding Snam's contribution to the results earned by continuing operations in the first quarter of 2012, the decline in the first quarter of 2013 operating profit was 36.4%. Results of the Exploration & Production Division were affected by lower crude oil prices (Brent benchmark down 5% from the same quarter in 2012) and lower hydrocarbon production (down 4.9%) due to one-offs (adjusted operating profit down 21.5%).
The Gas & Power Division reported an adjusted operating loss of euro 148 million, representing a decline from the year-ago profit of euro 1,019 million which was boosted by the economic benefit associated with contract renegotiations, certain of which had retroactive effects. The loss in the first quarter 2013 was driven by decreasing selling prices against the backdrop of an ongoing downturn in demand and strong competitive pressure, while the Company is expecting developments in the renegotiation of its supply contracts. The Engineering & Construction segment reported weak results (down 46%) which were adversely affected by falling demand for oilfield services and lower margins at certain works.
In contrast, the performance improved markedly both in the Refining & Marketing Division (up 32.1%) and of Versalis (up 62.7%) driven by cost efficiencies and optimization measures, as well as a slight recovery in the pricing environment.

Adjusted net profit
Adjusted net profit of the first quarter of 2013 amounted to euro 1.43 billion, down by 41.8% from the first quarter of 2012. Excluding Snam's contribution to the results earned by continuing operations in the first quarter of 2012, the decline in the first quarter of 2013 net profit was 39.2% driven by a weakening operating performance and an increased consolidated tax rate (up 5 percentage points) mainly reflecting a growing share of taxable income earned by the Exploration & Production subsidiaries which are subject to a higher tax rate than the Italian statutory tax rate for corporate profits.

Capital expenditure
Capital expenditure amounting to euro 3.12 billion mainly related to continuing development of oil and gas reserves and exploration projects. The Group also incurred expenditures of euro 0.11 billion to finance joint-venture projects and equity investees.

Balance sheet and Cash flow
Net borrowings4 as of March 31, 2013 amounted to euro 15.99 billion, representing a small increase from December 31, 2012 (up euro 0.47 billion). Net cash provided by operating activities (euro 2.80 billion) funded most of the cash requirements for the capital expenditure incurred in the period.
The ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage5 – decreased to 0.24 at March 31, 2013 (0.43 as of March 31, 2012 and 0.25 at December 31, 2012). This improvement was due to an increased Group total equity which was mainly driven by foreign currency translation differences for approximately euro 1.2 billion at foreign subsidiaries as the US dollar strengthened against the euro (up by 3% from 1.32 as of December 31, 2012 to 1.28 dollars per euro as of March 31, 2013).

(4) Information on net borrowings composition is furnished on page 28.
(5) Non-GAAP financial measures disclosed throughout this press release are accompanied by explanatory notes and tables to help investors gain a full understanding of said measures in line with guidance provided for by CESR Recommendation No. 2005-178b. See page 28 for leverage.

Operational Highlights and Trading Environment

Fourth Quarter 2012	First Quarter 2012	First Quarter 2013	% Ch.

	KEY STATISTICS
1,747	Production of oil and natural gas (a)	(kboe/d)	1,683	1,600	(4.9)
912	- liquids	(kbbl/d)	867	818	(5.7)
4,584	- natural gas	(mmcf/d)	4,480	4,290	(4.7)
25.08	Worldwide gas sales	(bcm)	30.61	30.22	(1.3)
10.13	Electricity sales	(TWh)	12.29	9.16	(25.5)
2.55	Retail sales of refined products in Europe	(mmtonnes)	2.53	2.33	(7.9)

(a) Production of oil and natural gas of the first quarter of 2012 has been expressed on the basis of the updated natural gas conversion factor of 5,492 cubic feet of gas per barrel of oil equivalent.

Exploration & Production
In the first quarter of 2013, Eni’s liquids and gas production was 1.6 million boe/d, down 4.9% from the same quarter of 2012. Performance was affected by force majeure events in Nigeria and Libya and by the shutdown of the non-operated Elgin/Franklin field (Eni’s interest 21.87%) in the UK, that restarted in March 2013 after almost one year of stop. Production was also impacted by the disposals made in 2012 relating to the divestment of a 10% interest in the Karachaganak field and the reduction of the stake in the Portuguese company Galp. New production start-ups and ramp-ups, particularly in Russia, Egypt and Angola, offset mature fields decline.

Gas & Power
In the first quarter of 2013, natural gas sales of 30.22 bcm declined by 1.3% from the first quarter of 2012. When excluding the impact on volumes of the loss of significant influence on Galp, gas sales were broadly in line with the same quarter of the previous year. Against the backdrop of the ongoing downturn in demand and intensified competitive pressure, Eni’s sales in Italy (12.53 bcm) performed fairly well with a 3.1% gain. The drivers were the wholesale segment where the Company expanded the number of clients and higher sales at Italian spot markets. On the negative side, sales were negatively impacted by declines in the industrial and residential segments and a drop in consumption due to the economic recession.
Sales in Europe decreased by 10.4% (down by 6.9% when excluding Galp) mainly in Turkey, Hungary and Benelux, partly offset by higher volumes sold in the UK, mainly at hubs. Sales to importers in Italy grew (up by 0.44 bcm) due to improved availability of Libyan gas. Sales on markets outside Europe were another bright spot (up by 0.39 bcm) due to strong LNG sales in the Far East markets, mainly in South Korea.

Refining & Marketing
In the first quarter of 2013, the refining margin in the Mediterranean area partially recovered from the depressed levels registered in the same period a year ago (the benchmark margin on Brent crude in the Mediterranean area averaged $3.97 per barrel in the first quarter of 2013, up by 36% from the first quarter of 2012). However, the absolute margin level remained in unprofitable territory due to falling demand, unsustainable high costs for oil feedstock and excess capacity, partly offset by improved price differentials between light and heavy refined products to which Eni's complex refineries are leveraged.
In the first quarter of 2013, Eni marketed lower volumes at its Italian retail outlets, down by 8.8% due to a steep decline in consumption and growing competitive pressure. This trend was reflected in the market share (29.1%) declining by 1.3 percentage points compared to the same period of the previous year (30.4%).
Retail sales in the European market declined by 5.6% mainly in Western Europe.

Business developments

Mozambique
In March 2013, Eni signed a preliminary agreement with CNPC to sell 28.57% of the share capital of its subsidiary Eni East Africa, which currently owns a 70% interest in Area 4 in Mozambique, for an agreed price equal to $4,210 million. The deal is subject to approval by relevant authorities. Once finalized, CNPC indirectly acquires, through its 28.57% equity investment in Eni East Africa, a 20% interest in Area 4, while Eni will retain a 50% interest through the remaining controlling stake in Eni East Africa. In addition, Eni and CNPC signed a joint study agreement for the development of the Rongchang block with shale gas resources, over an area of approximately 2,000 square kilometers, located in the Sichuan Basin, in China near the consumer markets of the Country.

Timor Sea
Eni was awarded a new exploration Production Sharing Contract (PSC) covering an area of 662 square kilometers lying within the Joint Petroleum Development Area (JPDA), which is administered by both Australia and Timor-Leste. The PSC foresees the commitment to drill two exploration wells during the first two years and separate options for the drilling of two contingent wells.
Eni has identified a number of oil prospects in this area which could be exploited in conjunction with the nearby producing Kitan field, if there are any discoveries.

Venezuela
In March 2013, production started up (Accelerated Early Production) at the giant Junin 5 field (Eni’s interest 40%), located in the Orinoco oil belt. Early production of the first phase is expected at plateau of 75 kbbl/d in 2015, targeting a long-term production plateau of 240 kbbl/d to be reached by 2018.

United States
Eni was awarded the exploration license of five offshore blocks. In the Central Gulf of Mexico Lease Sale 227 international bidding round, located in the high potential areas of the Mississippi Canyon and the Desoto Canyon, which consolidate Eni’s position in the Gulf of Mexico.

Algeria
In January 2013, production started at the MLE field (Eni’s interest 75%) as part of the MLE-CAFC integrated project. A natural gas treatment plant started operations with a production and export capacity of approximately 320 mmcf/d of gas, 15 kbbl/d of oil and condensates and 12 kbbl/d of LPG. Four export pipelines link it to the national grid system.

Cyprus
Eni signed Exploration and Production Sharing Contracts with the relevant authorities of the Republic of Cyprus, for Blocks 2, 3 and 9 located in the Cypriot deep offshore portion of the Levantine basin over an area of around 12,530 square kilometers, thus marking Eni's entry into the Country.

Egypt
Eni was awarded a deepwater exploration block (Block 9) in the EGAS 2012 international bidding round, located in the Eastern Mediterranean offshore Egypt.

Versalis
As regards expansion in bio-plastic sectors and diversification in basic chemicals, Eni’s subsidiary Versalis entered into a number of partnerships with primary operators in bio technologies and rubbers:
-	with Genomatica for the establishment of a technological joint venture aimed at developing a new technology for the production of butadiene from non-food crops. This joint venture will also hold exclusive rights for the industrial application of the above mentioned technology in Europe, Asia and Africa. Versalis will invest over $20 million in Genomatica to support development of the integrated end-to-end process. It will also aim to be the first to license the process and build commercial plants;
-	with Pirelli, with the signing of a Memorandum of Understanding to kick off a joint research project for the use of natural rubber from Guayule in tire production;
-	with Yulex, an agricultural-based biomaterials company, for the start-up of a project aimed at the manufacture of bio-rubber in a production complex in Southern Europe. The partnership will cover the entire manufacturing chain. Versalis will manufacture products for different applications aiming at optimizing the entire production process for the tire industry.

Russia
Eni signed an agreement with the Russian upstream company Rosneft to develop a trading and logistics business with the aim of developing synergies between the companies’ respective logistics infrastructure networks, extracting additional value from their own equity crude portfolios and refined products production. The agreement strengthened the partnership between Eni and Rosneft, part of strategy for the development of Eni's activities in the Russian upstream.

Vietnam
Eni signed an agreement with Vietnamese National oil company Vietnam Oil and Gas Group (Petrovietnam), for the joint evaluation of non conventional resources in the Country.

Exploration activity Exploration activities yielded positive results in:
-	Mozambique, with two new natural gas offshore discoveries within the Mamba Complex, in Area 4, at the Coral 3 and Mamba Sud 3 delineation wells, that increased the potential of Area 4 operated by Eni at 80 trillion cubic feet of gas in place;
-	Angola, with the oil discovery Vandumbu 1 ST located in the offshore 15/06 block (Eni's interest operator with a 35% interest) with a production capacity in excess of 5 kbbl/d of oil;
-	Pakistan, with the gas discovery of Lundali 1 in the onshore Sukhpur Concession (Eni's interest operator with a 45% interest) with a production capacity in excess of 3 kboe/d.

Outlook

The 2013 outlook features risks and uncertainties that weigh down the global economic recovery, mainly due to continuing weak fundamentals in the Eurozone. A number of factors will contribute to support the price of oil including ongoing geopolitical risk as well as improved balance between world demand and supplies of crude oil and oil products. Management expects continuing weak conditions in the European gas, refining and marketing of fuels and chemical sectors. Demand for energy commodities is anticipated to remain sluggish due to the economic stagnation and unit margins are exposed to competitive pressure in an extremely volatile environment. In this scenario, the recovery of profitability in the Gas & Power and Refining & Marketing Divisions and Versalis will depend mainly on management actions to optimize operations and improve the cost position.

Management expects the key production and sales trends of Eni businesses to be as follows:
-	production of liquids and natural gas: yearly average production is expected to grow compared to 2012. The start-up of major projects, as the ones in Algeria and Angola, and ramp-up of the fields started in 2012 more than offset the decline in mature production fields, the effect of 2012 asset disposals, and the impact of first quarter one-offs, which are largely solved;
-	gas sales: natural gas sales are expected to be in line with 2012, excluding the impact of the Galp divestment (94.19 bcm in 2012, including consolidated sales and Eni's share of joint ventures). In a scenario of continuing weak demand and strong competition, management plans to retain the Company’s market share and sales volumes in the industrial wholesale by leveraging innovative commercial offers, synergies between commercial and trading activities and expansion and retention of the retail customer portfolio. International expansion in the LNG business is expected to continue by boosting the Company’s presence in the more lucrative Far East markets;
-	refining throughputs on Eni’s account: in a scenario of stagnant consumption, volumes are expected to be substantially in line with those processed in 2012 (30.01 million tonnes in 2012). This projection assumes the restart of the Gela plant in June 2013 and the start-up of the new EST technology conversion plant at Sannazzaro, as well as the shut down of the Venice plant to start the Green Refinery project;
-	retail sales of refined products in Italy and the Rest of Europe: retail sales are expected to be in line with those of 2012 (10.87 million tonnes, 2012 total), net of the effect of the "riparti con eni" marketing campaign which was executed in the summer of 2012. Management expects a modest fall in domestic retail volumes due to an anticipated contraction in domestic demand, the effect of which will be absorbed by the expected increase in sales in the Rest of Europe. In this intensely competitive context, management intends to preserve the Company’s market share in Italy by leveraging marketing initiatives to build customers loyalty, the strength of the Eni brand with the completion of network rebranding, service excellence and development of the oil and non-oil offer;
-	Engineering & Construction: the profitability prospects of this business are expected to be adversely affected by the conclusion of highly-profitable projects, an anticipated slowdown in order acquisitions and the start of lower margin projects in the Onshore and Offshore Engineering and Construction businesses.

In 2013, management expects a capital budget in line with 2012 (euro 12.76 billion in capital expenditure and euro 0.57 billion in financial investments in 2012, excluding Snam investments). In 2013, the company will be focused on the development of hydrocarbon reserves in Sub-Saharan and North Africa, Norway, the United States, Iraq, Kazakhstan and Venezuela, the exploration projects in Sub-Saharan Africa, Norway, Egypt, the United States and emerging areas, as well as optimization and selective growth initiatives in other sectors, the start-up of the Green Refinery works in Venice, and elastomers and bio-technologies in the Chemical sector. Assuming a Brent price of $90 a barrel on average for the full year 2013, the ratio of net borrowings to total equity – leverage – is projected to be almost in line with the level achieved at the end of 2012, due to cash flows from operations and portfolio management.

This press release for the first quarter of 2013 (unaudited) provides data and information on business and financial performance in compliance with Article 154-ter of the Italian code for securities and exchanges ("Testo Unico della Finanza" - TUF). Results and cash flow are presented for the first quarter of 2013 and for the first quarter and the fourth quarter of 2012. Information on liquidity and capital resources relates to end of the period as of March 31, 2013 and December 31, 2012. Statements presented in this press release are comparable with those presented in the management’s disclosure section of the Company’s annual report and interim report.
Quarterly accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002, which are disclosed in our annual report for the year ended December 31, 2012, as updated with new IFRS provisions effective January 1, 2013, which are summarized below. With Commission Regulation (EU) No. 475/2012 of June 5, 2012, the revised IAS 19 "Employee Benefits" (hereinafter "IAS 19") has been endorsed. The document requires interalia: (i) to recognize actuarial gains and losses in other comprehensive income, eliminating the possibility to adopt the corridor approach. Actuarial gains and losses recognized in other comprehensive income will not be recycled through profit and loss account in subsequent periods; and (ii) to replace the separate presentation of the expected return on plan assets and the interest cost, with a single "net interest expense or income". This aggregate is determined by applying the discount rate used to measure the defined benefit obligation to the net defined benefit liability. The new provisions require, interalia, additional disclosures with reference to defined benefit plans. IAS 19 is effective for annual periods beginning on or after January 1, 2013. Under the transition requirements of IAS 19, the new provisions are applied retrospectively by adjusting the opening balance as of January 1, 2012 and the 2012 profit and loss account. In the Group consolidated accounts for the first quarter 2013, the enactment of the new provisions of IAS 19 determined a pre-tax and post-tax effect amounting to, respectively: (i) a decrease of equity as of January 1, 2012 of euro 123 million and euro 61 million; (ii) a decrease of equity as of December 31, 2012 of euro 269 million and euro 155 million, of which euro 149 million and euro 96 million related to the 2012 actuarial gains and losses recognized in other comprehensive income. The effect on net profit for the first quarter 2012 was immaterial. In addition, the Company has reclassified interest expense on employee benefit plans as an interest expense in lieu of operating expenses (payroll costs) correspondingly changing operating profit by euro 12 million.

Non-GAAP financial measures and other performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided by recommendation CESR/05-178b.

Eni’s Chief Financial Officer, Massimo Mondazzi, in his position as manager responsible for the preparation of the Company’s financial reports, certifies pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

Disclaimer
This press release, in particular the statements under the section "Outlook", contains certain forward-looking statements particularly those regarding capital expenditures, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the first quarter of the year cannot be extrapolated on an annual basis.

Contacts
E-mail: segreteriasocietaria.azionisti@eni.com

Investor Relations
E-mail: investor.relations@eni.com
Tel.: +39 0252051651 - Fax: +39 0252031929

Eni Press Office
E-mail: ufficio.stampa@eni.com
Tel.: +39 0252031287 - +39 0659822040

* * *

Eni
Società per Azioni Rome, Piazzale Enrico Mattei, 1
Share capital: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39 0659821 - Fax: +39 0659822141

* * *

This press release for the first quarter of 2013 (unaudited) is also available on the Eni web site eni.com.

Quarterly consolidated report Summary results for the first quarter of 2013
(euro million)

Fourth Quarter 2012	First Quarter 2012	First Quarter 2013	% Ch.

32,523	Net sales from operations - continuing operations	33,140	31,165	(6.0)
1,650	Operating profit - continuing operations	6,549	3,834	(41.5)
560	Exclusion of inventory holding (gains) losses	(412)	10
2,760	Exclusion of special items	100	(52)

4,970	Adjusted operating profit - continuing operations	6,237	3,792	(39.2)

	Breakdown by Division:
4,867	Exploration & Production	5,095	3,999	(21.5)
42	Gas & Power	1,019	(148)	..
(7)	Refining & Marketing	(224)	(152)	32.1
(116)	Versalis	(169)	(63)	62.7
320	Engineering & Construction	378	204	(46.0)
(80)	Other activities	(45)	(55)	(22.2)
(82)	Corporate and financial companies	(80)	(82)	(2.5)
26	Impact of unrealized intragroup profit elimination and other consolidation adjustments (a)	263	89
4,970	Adjusted operating profit - continuing operations excluding Snam contribution	5,965	3,792	(36.4)
(202)	Net finance (expense) income (b)	(282)	(203)
82	Net income from investments (b)	172	141
(3,267)	Income taxes (b)	(3,412)	(2,275)
67.4	Tax rate (%)	55.7	61.0

1,583	Adjusted net profit - continuing operations	2,715	1,455	(46.4)

(1,964)	Net profit attributable to Eni’s shareholders - continuing operations	3,544	1,543	(56.5)
340	Exclusion of inventory holding (gains) losses	(279)	7
3,142	Exclusion of special items	(800)	(116)

1,518	Adjusted net profit attributable to Eni’s shareholders - continuing operations	2,465	1,434	(41.8)
	Adjusted net profit - discontinued operations	74		..
1,518	Adjusted net profit attributable to Eni’s shareholders	2,539	1,434	(43.5)
1,518	Adjusted net profit - continuing operations excluding Snam contribution	2,360	1,434	(39.2)

	Net profit attributable to Eni’s shareholders - continuing operations
(0.54)	per share (euro)	0.98	0.43	(56.1)
(1.40)	per ADR ($)	2.57	1.14	(55.6)
	Adjusted net profit attributable to Eni’s shareholders - continuing operations
0.42	per share (euro)	0.68	0.40	(41.2)
1.09	per ADR ($)	1.78	1.06	(40.4)
3,622.8	Weighted average number of outstanding shares (c)	3,622.7	3,622.8
2,107	Net cash provided by operating activities - continuing operations	4,121	2,798	(32.1)
	Net cash provided by operating activities - discontinued operations	74		..
2,107	Net cash provided by operating activities	4,195	2,798	(33.3)

3,890	Capital expenditure - continuing operations	2,632	3,119	18.5

(a) Unrealized intragroup profit elimination mainly pertained to intra-group sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of the end of the period.
(b) Excluding special items.
(c) Fully diluted (million shares).

Trading environment indicators

Fourth Quarter 2012	First Quarter 2012	First Quarter 2013	% Ch.

110.02	Average price of Brent dated crude oil (a)	118.49	112.60	(5.0)
1.297	Average EUR/USD exchange rate (b)	1.311	1.321	0.8
84.83	Average price in euro of Brent dated crude oil	90.38	85.24	(5.7)
2.54	Average European refining margin (c)	2.92	3.97	36.0
2.83	Average European refining margin Brent/Ural (c)	3.26	4.30	31.9
1.96	Average European refining margin in euro	2.23	3.01	35.0
10.49	Price of NBP gas (d)	9.34	11.46	22.7
0.2	Euribor - three-month euro rate (%)	1.0	0.2	(80.0)
0.3	Libor - three-month dollar rate (%)	0.5	0.3	(40.0)

(a) In USD per barrel. Source: Platt’s Oilgram.
(b) Source: ECB.
(c) In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.
(d) In USD per million BTU (British Thermal Unit). Source: Platt’s Oilgram.

Group results
In the first quarter of 2013, net profit pertaining to Eni’s shareholders amounted to euro 1,543 million, with a reduction of euro 2,001 million (down by 56.5%) from the first quarter of 2012. This decline was driven by lower operating profit (down 41.5%) mainly recorded by the Exploration & Production Division due to a weaker pricing environment and lower production volumes, and the Gas & Power Division dragged down by falling sale prices and the circumstance that the same quarter of the previous year benefited from the economic benefit associated with the contract renegotiations, certain of which had retroactive effects.
Net profit was also affected by: (i) lower income from investments, as in the first quarter of 2012 a substantial, extraordinary gain was recorded on Eni’s shareholding in Galp due to an equity transaction made by a Galp subsidiary which was reported in profit (euro 835 million). In the first quarter of 2013, an overall gain of euro 42 million was recognized in profit on fair value evaluation at market prices of Eni's financial assets Galp and Snam relating to the portion of both interests which served as underlying shares of convertible bonds; (ii) an increased consolidated tax rate (up by eleven percentage points) mainly reflecting lower profit on equity-accounted investments which are non-taxable items and a growing share of taxable income earned by the Exploration & Production subsidiaries which are subject to a higher tax rate than the Italian statutory tax rate for corporate profits.
Net finance expense declined by euro 139 million due to lower finance charges driven by a decreased level of net borrowings and lower costs of borrowings driven by movements in key market benchmarks.

Adjusted operating profit amounted to euro 3,792 million, down by 39.2% from the first quarter of 2012. When excluding the contribution of Snam to the continuing operations of the first quarter 2012, adjusted operating profit was down by 36.4%.
Adjusted net profit pertaining to Eni’s shareholders was euro 1,434 million, a decline of euro 1,031 million (or 41.8%) from the first quarter of 2012. When excluding the contribution of Snam to the continuing operations of the first quarter 2012, adjusted net profit decline reduced to 39.2%.
Adjusted net profit was calculated by excluding an inventory holding loss amounting to euro 7 million and special gains of euro 116 million stated net of exchange rate differences and exchange rate derivative instruments reclassified in operating profit (a gain of euro 56 million) as they mainly related to derivative transactions entered into to manage exposure to the exchange rate risk implicit in commodity pricing formulas.

Special gains in operating profit (euro 52 million, net of the above mentioned exchange rate gains) mainly related to: (i) the reversal of unutilized provisions for euro 102 million accounted in the 2012 financial statements reflecting price revisions at certain supply contracts due to the settlement of an arbitration proceeding, which outcome was better than management's expectations; (ii) net gains on the disposal of certain non strategic upstream assets in the Exploration & Production Division (euro 50 million); (iii) impairment of capital expenditure on assets impaired in previous reporting periods (euro 16 million); (iv) exchange rate differences and exchange rate derivative instruments reclassified as operating items (a gain of euro 56 million); (v) provisions for environmental issues and redundancy incentives (euro 7 million and euro 4 million, respectively).

Results by Division
The Group’s adjusted net profit was determined by lower adjusted operating profit reported by the Exploration & Production, Gas & Power and Engineering & Construction Divisions, offset by a recovery in the Refining & Marketing Division and Versalis performances.

Exploration & Production
In the first quarter of 2013, the Exploration & Production Division reported a 21.5% decrease in adjusted operating profit to euro 3,999 million, down by euro 1,096 million, driven by weaker realizations in dollar terms (on average down by 7.7%) and lower production volumes (down by 4.9%). Adjusted net profit amounted to euro 1,670 million, down by 16.2% benefiting from the reduction of the adjusted tax rate (down by 3 percentage points) due to a lower share of taxable profit reported in Countries with higher taxation.

Gas & Power
The Gas & Power Division reported an adjusted operating loss of euro 148 million, compared to a profit of euro 1,019 million in the first quarter of 2012, with the latter benefiting from gains on contract renegotiations, certain of which had retroactive effects. The operating loss reported in the first quarter of 2013 was due to the Marketing activity, which was adversely affected by weak gas demand and falling gas sale prices in Italy. Also the International transport activity reduced its operating profit (down by 15.4%). Adjusted net loss of the Gas & Power Division worsened by euro 827 million, from a profit of euro 736 million to a loss of euro 91 million in the first quarter of 2013 also impacted by lower results at equity-accounted entities.

Engineering & Construction
The Engineering & Construction segment reported a lower adjusted operating profit, which was down by 46% to euro 204 million (down euro 174 million from the first quarter of 2012). The decline was driven by a slowdown in activities and lower profitability of certain contracts as a number of high-margin contracts were completed in 2012. Adjusted net profit (euro 130 million) decreased by 52% compared to the first quarter of 2012.

Refining & Marketing
The Refining & Marketing Division reported an appreciable improvement in operating losses to euro 152 million, which were reduced by 32.1%, down by euro 72 million, from the first quarter of 2012. This positive trend was driven by cost efficiencies and better refinery performance. The trading environment was characterized by a recovery in refining margins supported by higher prices for premium distillates and higher price differentials between light and heavy products; however fuel demand continued to decline. Adjusted net loss amounted to euro 50 million, with a reduction of euro 93 million from the first quarter of 2012, reflecting the better operating performance and higher results from equity-accounted entities.

Versalis
Versalis significantly reduced its adjusted operating losses, down to euro 63 million in the first quarter of 2013 from a loss of euro 169 million in the same quarter last year. The improved performance was mainly due to cost efficiencies and a slight recovery in the pricing environment. These positives were partly offset by the impact of weak commodity demand on the back of the economic downturn. Adjusted net loss improved by euro 61 million, from a loss of euro 119 million in the first quarter of 2012, to euro 58 million in the first quarter of 2013.

Summarized Group Balance Sheet6

(euro million)

	Dec. 31, 2012 (a)	Mar. 31, 2013	Change

Fixed assets
Property, plant and equipment	63,466	65,442	1,976
Inventories - Compulsory stock	2,538	2,583	45
Intangible assets	4,487	4,564	77
Equity-accounted investments and other investments	9,347	9,640	293
Receivables and securities held for operating purposes	1,457	1,510	53
Net payables related to capital expenditure	(1,142)	(1,064)	78

	80,153	82,675	2,522
Net working capital
Inventories	8,496	8,275	(221)
Trade receivables	19,966	23,937	3,971
Trade payables	(14,993)	(16,857)	(1,864)
Tax payables and provisions for net deferred tax liabilities	(3,204)	(4,477)	(1,273)
Provisions	(13,603)	(13,275)	328
Other current assets and liabilities	2,473	2,182	(291)

	(865)	(215)	650
Provisions for employee post-retirement benefits	(1,374)	(1,395)	(21)
Assets held for sale including related liabilities	155	177	22

CAPITAL EMPLOYED, NET	78,069	81,242	3,173

Eni shareholders’ equity	59,060	61,774	2,714
Non-controlling interest	3,498	3,483	(15)
Shareholders’ equity	62,558	65,257	2,699
Net borrowings	15,511	15,985	474

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	78,069	81,242	3,173

Leverage	0.25	0.24	(0.01)

(a) For a description of the application of IAS 19, see methodology on page 6.

The depreciation of the euro versus the US dollar recorded at March 31, 2013 from December 31, 2012 (the EUR/USD exchange rate was 1.28 as of March 31, 2013, as compared to 1.32 as of December 31, 2012, down by 3%) increased net capital employed and net equity by euro 1,158 million, as a result of exchange rate translation differences.

Fixed assets amounted to euro 82,675 million, representing an increase of euro 2,522 million from December 31, 2012, reflecting capital expenditure incurred in the period (euro 3,119 million) and higher exchange rate translation differences, partly offset by depreciation, depletion, amortization and impairment charges (euro 2,138 million).

Net working capital amounted to a negative euro 215 million, representing an increase of euro 650 million mainly due to higher trade receivables net of higher trade payables (up by euro 2,107 million) reflecting seasonal gas sales, and the utilization of accrued provisions (down by euro 328 million) reflecting the settlement of a price revision in the gas segment. Those increases were partly offset by increased tax payables and provisions for net deferred tax liabilities accrued in the quarter (up by euro 1,273 million) mainly reflecting the fact that Italian excise taxes due on fuels and gas consumed in the second half of December 2012, were paid in advance within the end of the same month. Additionally gas inventories decreased in the quarter.

Net assets held for sale including related liabilities (euro 177 million) related to non-strategic assets in the Exploration & Production and Refining & Marketing Divisions.

Shareholders’ equity including non-controlling interest was euro 65,257 million, representing an increase of euro 2,699 million from December 31, 2012. This was due to comprehensive income for the period (euro 2,775 million) as a result of net profit (euro 1,564 million) and foreign currency translation differences (euro 1,158 million). Fair value evaluation at market price of the Snam and Galp financial instruments resulted in gains through equity of euro 14 million and euro 61 million, respectively.

(6) The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria, which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Summarized Group Cash Flow Statement7

(euro million)

Fourth Quarter 2012	First Quarter 2012	First Quarter 2013	Change

(1,899)	Net profit - continuing operations	3,794	1,564	(2,230)
	Adjustments to reconcile net profit to cash provided by operating activities:
5,274	- depreciation, depletion and amortization and other non monetary items	1,142	2,055	913
(136)	- net gains on disposal of assets	(23)	(51)	(28)
3,350	- dividends, interest, taxes and other changes	3,697	2,364	(1,333)
(1,372)	Changes in working capital related to operations	(1,645)	(471)	1,174
(3,110)	Dividends received, taxes paid, interest (paid) received	(2,844)	(2,663)	181

2,107	Net cash provided by operating activities - continuing operations	4,121	2,798	(1,323)
	Net cash provided by operating activities - discontinued operations	74		(74)

2,107	Net cash provided by operating activities	4,195	2,798	(1,397)
(3,890)	Capital expenditure - continuing operations	(2,632)	(3,119)	(487)
	Capital expenditure - discontinued operations	(239)		239
(3,890)	Capital expenditure	(2,871)	(3,119)	(248)
(56)	Investments and purchase of consolidated subsidiaries and businesses	(245)	(113)	132
4,338	Disposals	52	75	23
458	Other cash flow related to capital expenditure, investments and disposals	(262)	(23)	239

2,957	Free cash flow	869	(382)	(1,251)
(46)	Borrowings (repayment) of debt related to financing activities	(2)	936	938
(903)	Changes in short and long-term financial debt	(362)	1,829	2,191
(102)	Dividends paid and changes in non-controlling interest and reserves	(6)	(63)	(57)
(8)	Effect of changes in consolidation and exchange differences	(9)	11	20

1,898	NET CASH FLOW	490	2,331	1,841

Change in net borrowings

(euro million)

Fourth Quarter 2012	First Quarter 2012	First Quarter 2013	Change

2,957	Free cash flow	869	(382)	(1,251)
	Net borrowings of acquired companies	(2)	(6)	(4)
12,449	Net borrowings of divested companies
(11,198)	Exchange differences on net borrowings and other changes	(255)	(23)	232
(102)	Dividends paid and changes in non-controlling interest and reserves	(6)	(63)	(57)
4,106	CHANGE IN NET BORROWINGS	606	(474)	(1,080)

Net cash provided by operating activities (euro 2,798 million) funded almost completely the cash outflows relating to capital expenditure totaling euro 3,119 million and investments (euro 113 million), determining a small increase in net borrowings (euro 474 million).

(7) Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flow statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

Other information

Continuing listing standards provided by Article 36 of Italian exchanges regulation about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU Countries

Certain provisions regulate continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the consolidated financial statements of the parent company. Regarding the aforementioned provisions, as of March 31, 2013, the provision of Article 36 of Italian exchanges regulation in accordance with Italian continuing listing standards apply to Eni’s subsidiaries Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC-Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Burren Energy (Congo) Ltd, Eni Finance USA Inc, Eni Trading & Shipping Inc and Eni Canada Holding Ltd. Eni has already adopted adequate procedures to ensure full compliance with the regulation.

Financial and operating information by Division for the first quarter of 2013 is provided in the following pages.

Exploration & Production

Fourth Quarter 2012	First Quarter 2012	First Quarter 2013	% Ch.

	RESULTS	(euro million)
9,249	Net sales from operations		9,343	7,783	(16.7)
4,552	Operating profit		5,094	4,053	(20.4)
315	Exclusion of special items:		1	(54)
458	- asset impairments
(129)	- gains on disposal of assets		(12)	(51)
7	- risk provisions
(2)	- provision for redundancy incentives		1	1
(1)	- re-measurement gains/losses on commodity derivatives		21	2
4	- exchange differences and derivatives		(9)	(7)
(22)	- other			1
4,867	Adjusted operating profit		5,095	3,999	(21.5)
(63)	Net financial income (expense) (a)		(67)	(63)
(40)	Net income (expense) from investments (a)		43	20
(2,971)	Income taxes (a)		(3,079)	(2,286)
62.4	Tax rate (%)		60.7	57.8
1,793	Adjusted net profit		1,992	1,670	(16.2)

	Results also include:
2,495	- amortization and depreciation		1,817	1,754	(3.5)
	of which:
459	exploration expenditure		398	390	(2.0)
336	- amortization of exploratory drilling expenditures and other		283	330	16.6
123	- amortization of geological and geophysical exploration expenses		115	60	(47.8)

3,142	Capital expenditure		2,018	2,330	15.5
	of which:
403	- exploratory expenditure (b)		358	466	30.2

	Production (c) (d)
912	Liquids (e)	(kbbl/d)	867	818	(5.7)
4,584	Natural gas	(mmcf/d)	4,480	4,290	(4.7)
1,747	Total hydrocarbons	(kboe/d)	1,683	1,600	(4.9)

	Average realizations
101.38	Liquids (e)	($/bbl)	111.54	102.32	(8.3)
7.48	Natural gas	($/mmcf)	7.33	7.18	(2.0)
74.04	Total hydrocarbons	($/boe)	78.14	72.10	(7.7)

	Average oil market prices
110.02	Brent dated	($/bbl)	118.49	112.60	(5.0)
84.83	Brent dated	(euro/bbl)	90.38	85.24	(5.7)
88.23	West Texas Intermediate	($/bbl)	102.99	94.30	(8.4)
3.39	Gas Henry Hub	($/mmbtu)	2.45	3.49	45.6

(a) Excluding special items.
(b) Includes exploration licenses acquisition costs and exploration bonuses.
(c) Supplementary operating data is provided on page 36.
(d) Includes Eni’s share of production of equity-accounted entities.
(e) Includes condensates.

Results

In the first quarter 2013, the Exploration & Production Division reported an adjusted operating profit amounting to euro 3,999 million, representing a decrease of euro 1,096 million from the first quarter 2012, down by 21.5%, driven by lower oil prices for market benchmarks (Brent crude price of 112.6 $/barrel in the first quarter 2013, down by 5% compared to the same period of the previous year) and lower production sold.

Special items excluded from adjusted operating profit amounted to a net gain of euro 54 million and mainly related to the disposal of non-strategic assets and exchange rate differences and derivatives instruments reclassified as operating items (a gain of euro 7 million).

Adjusted net profit declined by euro 322 million to euro 1,670 million (down 16.2%) from the first quarter of 2012 due to a decreased operating result partly offset by a lower adjusted tax rate (down 3 percentage points) due to a lower share of taxable profit reported in Countries with higher taxation.

Operating review

In the first quarter of 2013, Eni’s liquids and gas production was 1.6 million boe/d, down 4.9% from the same quarter of 2012. Performance was affected by force majeure events in Nigeria and Libya and by the shutdown of the non-operated Elgin/Franklin field (Eni’s interest 21.87%) in the UK, that restarted in March 2013 after almost one year of stop. Production was also impacted by the disposals made in 2012 relating to the divestment of a 10% interest in the Karachaganak field and the reduction of the stake in the Portuguese company Galp. New production start-ups and ramp-ups, particularly in Russia, Egypt and Angola, offset mature fields decline. The share of oil and natural gas produced outside Italy was 89%.

Liquids production (818 kbbl/d) decreased by 49 kbbl/d, or 5.7%, due to lower production in Nigeria, Libya and the UK. These negatives were partly offset by the start ups/ramp-ups of new fields mainly in Egypt and Russia, as well as higher production in Iraq and Algeria.

Natural gas production (4,290 mmcf/d) declined by 190 mmcf/d (down 4.7%) due to lower production in Nigeria, Libya and the UK. These negatives were partially offset by the start-ups/ramp-ups mainly in Russia and Egypt.

Gas & Power

Fourth Quarter 2012	First Quarter 2012	First Quarter 2013	% Ch.

	RESULTS (*)	(euro million)
8,931	Net sales from operations		12,128	10,842	(10.6)
(1,814)	Operating profit		916	(105)	..
350	Exclusion of inventory holding (gains) losses		13	(37)
1,506	Exclusion of special items:		90	(6)
1	- environmental charges
1,645	- asset impairments
1	- gains on disposal of assets		(1)
(155)	- risk provisions		97	(102)
1	- provision for redundancy incentives			1
(118)	- exchange differences and derivatives		(10)	82
131	- other		4	13
42	Adjusted operating profit		1,019	(148)	..
(33)	Marketing		928	(225)	..
75	International transport		91	77	(15.4)
5	Net finance income (expense) (a)		7	7
23	Net income from investments (a)		106	30
(156)	Income taxes (a)		(396)	20
..	Tax rate (%)		35.0	..
(86)	Adjusted net profit		736	(91)	..

97	Capital expenditure		32	28	(12.5)

	Natural gas sales	(bcm)
10.15	Italy		12.15	12.53	3.1
14.93	International sales		18.46	17.69	(4.2)
12.85	- Rest of Europe		16.31	15.14	(7.2)
1.36	- Extra European markets		1.45	1.84	26.9
0.72	- E&P sales in Europe and in the Gulf of Mexico		0.70	0.71	1.4
25.08	WORLDWIDE GAS SALES		30.61	30.22	(1.3)
	of which:
22.70	- Sales of consolidated subsidiaries		27.19	27.77	2.1
1.66	- Eni’s share of sales of natural gas of affiliates		2.72	1.74	(36.0)
0.72	- E&P sales in Europe and in the Gulf of Mexico		0.70	0.71	1.4
10.13	Electricity sales	(TWh)	12.29	9.16	(25.5)

(*) G&P results include Marketing and International transport activities.
(a) Excluding special items.

Results

In the first quarter of 2013 the Gas & Power Division reported an adjusted operating loss of euro 148 million, down euro 1,167 million from the first quarter of 2012 when operating profit of euro 1,019 million was reported. This decline was due to the Marketing business which reported a loss of euro 225 million driven by falling gas prices particularly in the Italian market against the backdrop of ongoing oversupplies, strong competition and weak demand. In the first quarter of 2012 the Marketing business reported a big profit which was boosted by the economic benefits associated with the renegotiation of gas supply contracts, some of which were retroactive to the beginning of 2011. Results for the International transport business were down by 15.4%.

Special items excluded from operating profit amounted to euro 6 million for the first quarter and mainly related to the utilization of unused risk provisions accrued for the price revision at certain supply contracts (euro 102 million) offset in part by the reporting under operating income of exchange rate differences and derivatives entered into to hedge exchange rate risks in commodity pricing formulas (a gain of euro 82 million).

Adjusted net loss for the first quarter of 2013 of euro 91 million decreased by euro 827 million from the first quarter of 2012 due to the same drivers affecting the operating income and lower results reported by equity accounted entities, mainly in Spain and the impact of the Galp disposal.

Operating review

NATURAL GAS SALES BY MARKET

(bcm)

Fourth Quarter 2012	First Quarter 2012	First Quarter 2013	% Ch.

10.15	ITALY	12.15	12.53	3.1
1.75	- Wholesalers	1.88	2.40	27.7
2.23	- Italian exchange for gas and spot markets	2.46	2.78	13.0
1.89	- Industries	1.87	1.70	(9.1)
0.27	- Medium-sized enterprises and services	0.41	0.45	9.8
0.58	- Power generation	0.75	0.75
1.92	- Residential	3.01	2.89	(4.0)
1.51	- Own consumption	1.77	1.56	(11.9)
14.93	INTERNATIONAL SALES	18.46	17.69	(4.2)
12.85	Rest of Europe	16.31	15.14	(7.2)
0.87	- Importers in Italy	0.78	1.22	56.4
11.98	- European markets	15.53	13.92	(10.4)
1.20	Iberian Peninsula	1.93	1.24	(35.8)
2.19	Germany/Austria	2.81	2.83	0.7
2.44	Benelux	3.25	2.86	(12.0)
0.63	Hungary	0.99	0.86	(13.1)
0.87	United Kingdom	1.05	1.27	21.0
1.84	Turkey	2.13	1.79	(16.0)
2.44	France	2.80	2.76	(1.4)
0.37	Other	0.57	0.31	(45.6)
1.36	Extra European markets	1.45	1.84	26.9
0.72	E&P sales in Europe and in the Gulf of Mexico	0.70	0.71	1.4
25.08	WORLDWIDE GAS SALES	30.61	30.22	(1.3)

Sales of natural gas for the first quarter of 2013 were 30.22 bcm, a decrease of 0.39 bcm from the first quarter of 2012, down 1.3%, due to an ongoing demand downturn and growing competitive pressure. Sales included Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and in the Gulf of Mexico. Excluding the loss of significant influence on Galp whereby the Company ceased reporting its share of sales, the first quarter 2013 performance was barely unchanged.

Sales volumes in the Italian market amounted to 12.53 bcm, an increase of 0.38 bcm or 3.1% from the same quarter a year ago, due to higher sales to wholesalers (up 0.52 bcm) related to new client gains and higher sales at Italian spot markets (up 0.32 bcm). These increases more than offset lower volumes sold to industrial and residential users (down 0.17 bcm and down 0.12 bcm, respectively) due to the economic downturn.

Sales to importers in Italy posted a big increase (0.44 bcm or 56.4%) related to a recovery in Libyan supplies.

Sales in Europe (13.92 bcm) decreased by 1.61 bcm, down 10.4%, in particular in the Iberian Peninsula (down 0.69 bcm) due to the exclusion of Galp sales related to the end of affiliation of the company. Net of this effect, sales in Europe decreased by 7% due to declining volumes sold in Benelux (down 0.39 bcm) and Hungary (down 0.13 bcm) affected by strong competitive pressure and Turkey (down 0.34 bcm) due to declining withdrawals by Botas. The opposite trend was recorded in sales in UK (up 0.22 bcm) driven by lively sales at local hubs.

Sales on markets outside Europe followed a positive trend (up 0.39 bcm) due to positive LNG sales in the Far East, in particular in South Korea.

Electricity sales were 9.16 TWh in the first quarter of 2013, decreasing by 25.5%, from a year earlier due to lower volumes traded on the Italian power exchange (down 1.86 TWh) and lower sales to wholesalers and large clients (down 1.59 and down 1.12 TWh, respectively) due to sluggish demand in Italy, partly offset by higher sales to the residential segment (up 0.81 TWh).

Other performance indicators
Follows a breakdown of the pro-forma adjusted EBITDA by business:

(euro million)

Fourth Quarter 2012	First Quarter 2012	First Quarter 2013	% Ch.

238	Pro-forma adjusted EBITDA	1,318	18	(98.6)
127	Marketing	1,184	(94)	..
111	International transport	134	112	(16.4)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit. This performance indicator includes the adjusted EBITDA of Eni’s wholly-owned subsidiaries and Eni’s share of adjusted EBITDA generated by certain associates which are accounted for under the equity method for IFRS purposes. Management believes that the EBITDA pro-forma adjusted is an important alternative measure to assess the performance of Eni’s Gas & Power Division, taking into account evidence that this division is comparable to European utilities in the gas and power generation sector. This measure is provided in order to assist investors and financial analysts in assessing the divisional performance of Eni Gas & Power, as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities. The EBITDA pro-forma adjusted is a non-GAAP measure under IFRS.

Refining & Marketing

Fourth Quarter 2012	First Quarter 2012	First Quarter 2013	% Ch.

	RESULTS	(euro million)
16,042	Net sales from operations		14,206	13,889	(2.2)
(1,077)	Operating profit		113	(48)	..
293	Exclusion of inventory holding (gains) losses		(358)	(97)
777	Exclusion of special items		21	(7)
26	- environmental charges		4	7
645	- asset impairments		11	16
4	- gains on disposal of assets
62	- risk provisions
(7)	- provision for redundancy incentives		1	1
5	- exchange differences and derivatives		2	(21)
42	- other		3	(10)
(7)	Adjusted operating profit		(224)	(152)	32.1
(4)	Net finance income (expense) (a)		(1)	1
8	Net income (expense) from investments (a)		22	49
26	Income taxes (a)		60	52
..	Tax rate (%)		..	..
23	Adjusted net profit		(143)	(50)	65.0
360	Capital expenditure		124	84	(32.3)

	Global indicator refining margin
2.54	Brent dated	($/bbl)	2.92	3.97	36.0
1.96	Brent dated	(euro/bbl)	2.23	3.01	35.0
2.83	Brent/Ural	($/bbl)	3.26	4.30	31.9

	REFINING THROUGHPUTS AND SALES	(mmtonnes)
5.35	Refining throughputs of wholly-owned refineries		4.74	4.91	3.6
7.56	Refining throughputs on own account		7.17	6.96	(2.9)
6.28	- Italy		5.98	5.83	(2.5)
1.28	- Rest of Europe		1.19	1.13	(5.0)
2.55	Retail sales		2.53	2.33	(7.9)
1.80	- Italy		1.81	1.65	(8.8)
0.75	- Rest of Europe		0.72	0.68	(5.6)
3.17	Wholesale sales		2.95	2.80	(5.1)
2.18	- Italy		2.06	1.86	(9.7)
0.99	- Rest of Europe		0.89	0.94	5.6
0.11	Wholesale sales outside Europe		0.10	0.10

(a) Excluding special items.

Results

In the first quarter of 2013 the Refining & Marketing Division reported an improved adjusted operating loss amounting to euro 152 million, better by euro 72 million or 32.1% than in the first quarter of 2012. This trend was driven by cost efficiencies and improved refinery performance. The scenario was characterized by a recovery in refining margins in the Mediterranean area (the benchmark margin on Brent crude averaged $3.97 per barrel, up 36% from the first quarter of 2012) which was helped by the appreciation in gasoline and an upward trend in price differentials between light and heavy refined products which boosted profitability at Eni's complex refineries. In spite of a reduction in refined products demand, the performance of the Marketing business fared better due to the positive performance registered on the domestic market, in particular in the wholesale business reflecting reduced availability of certain products due to refinery shutdowns by certain competitors.

In the first quarter of 2013, adjusted net loss was euro 50 million (up euro 93 million from the first quarter of 2012) mainly due to a better operating performance and higher profit of equity-accounted entities.

Operating review

Eni’s refining throughputs for the first quarter of 2013 were 6.96 mmtonnes, with a 2.9% decline from the first quarter of 2012. In Italy processed volumes were barely unchanged from the first quarter of 2012. Lower volumes processed at the Gela (partial shutdown as a result of depressed refining margins) and Milazzo (asset optimization to better leverage operated refineries) refineries were offset by higher capacity utilization at the Venice, Sannazzaro and Taranto plants. Outside Italy, Eni’s refining throughputs decreased by 5% to 1.13 mmtonnes mainly due to the shutdowns of Bayernoil and Ceska Refinerska.

Retail sales in Italy (1.65 mmtonnes) decreased by approximately 160 ktonnes, down 8.8%, driven by lower consumption of gasoil and gasoline. LPG consumption increased slightly. Eni’s retail market share of 29.1% decreased by 1.3 percentage point from the first quarter 2012 (30.4%).

Wholesale sales in Italy (1.86 mmtonnes) declined by approximately 200 ktonnes, down 9.7% from the same quarter of 2012. Declines were recorded in gasoil and fuel oil due to decreasing demand in the industrial segment, as well as in sales of jet fuel due to lower demand from aviation operators. Average market share in the first quarter of 2013 was 27.6% (28.3% in the first quarter of 2012).

Retail sales in the rest of Europe (approximately 682 ktonnes) declined by 5.6% from the first quarter of 2012 reflecting lower marketed volumes in Germany, the Czech Republic, Hungary and France due to weak demand for fuels.

Wholesale sales in the rest of Europe (approximately 939 ktonnes) increased by 5.6% from the first quarter of 2012, mainly in Germany, Czech Republic and Slovenia. Lower sales were reported mainly in Austria.

Summarized Group profit and loss account

(euro million)

Fourth Quarter 2012	First Quarter 2012	First Quarter 2013	% Ch.

32,523	Net sales from operations	33,140	31,165	(6.0)
567	Other income and revenues	236	231	(2.1)
(26,177)	Operating expenses	(24,527)	(25,465)	(3.8)
24	Other operating income (expense)	(92)	41
(5,287)	Depreciation, depletion, amortization and impairments	(2,208)	(2,138)	3.2

1,650	Operating profit	6,549	3,834	(41.5)
(293)	Finance income (expense)	(306)	(167)	45.4
(51)	Net income from investments	1,088	148	86.4

1,306	Profit before income taxes	7,331	3,815	(48.0)
(3,205)	Income taxes	(3,537)	(2,251)	36.4
..	Tax rate (%)	48.2	59.0

(1,899)	Net profit - continuing operations	3,794	1,564	(58.8)
3,425	Net profit - discontinued operations	131		..
1,526	Net profit	3,925	1,564	(60.2)

1,461	Net profit attributable to Eni’s shareholders	3,617	1,543	(57.3)
(1,964)	- continuing operations	3,544	1,543	(56.5)
3,425	- discontinued operations	73		..

65	Net profit attributable to non-controlling interest	308	21	(93.2)
65	- continuing operations	250	21	(91.6)
	- discontinued operations	58		..

(1,964)	Net profit attributable to Eni’s shareholders - continuing operations	3,544	1,543	(56.5)
340	Exclusion of inventory holding (gains) losses	(279)	7
3,142	Exclusion of special items	(800)	(116)
1,518	Adjusted net profit attributable to Eni’s shareholders - continuing operations (a)	2,465	1,434	(41.8)

(a) For a detailed explanation of adjusted operating profit and adjusted net profit see the paragraph "Reconciliation of reported operating profit and reported net profit to results on an adjusted basis".

Non-GAAP measure

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis
Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which impact industrial margins and translation of commercial payables and receivables. Accordingly currency translation effects recorded through profit and loss are also reported within business segments’ adjusted operating profit.
The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income (38% is applied to charges recorded by companies in the energy sector, whilst a tax rate of 27.5% is applied to all other companies). Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or US GAAP. Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (Consob), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items include gains and losses on re-measurement at fair value of certain non hedging commodity derivatives, including the ineffective portion of cash flow hedges and certain derivatives financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production Division.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production Division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

(euro million)

First Quarter 2013	Exploration & Production	Gas & Power	Refining & Marketing	Versalis	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit	4,053	(105)	(48)	(94)	203	(77)	(72)	(26)	3,834
Exclusion of inventory holding (gains) losses		(37)	(97)	29				115	10

Exclusion of special items:
environmental charges			7						7
asset impairments			16				1		17
gains on disposal of assets	(51)				1				(50)
risk provisions		(102)							(102)
provision for redundancy incentives	1	1	1			1			4
re-measurement gains/losses on commodity derivatives	2								2
exchange differences and derivatives	(7)	82	(21)	2					56
other	1	13	(10)			(6)	16		14

Special items of operating profit	(54)	(6)	(7)	2	1	(5)	17		(52)

Adjusted operating profit	3,999	(148)	(152)	(63)	204	(82)	(55)	89	3,792
Net finance (expense) income (a)	(63)	7	1	(1)	(1)	(146)			(203)
Net income from investments (a)	20	30	49			42			141
Income taxes (a)	(2,286)	20	52	6	(73)	37		(31)	(2,275)

Tax rate (%)	57.8	..	..		36.0				61.0
Adjusted net profit	1,670	(91)	(50)	(58)	130	(149)	(55)	58	1,455

of which:
- Adjusted net profit of non-controlling interest									21
- Adjusted net profit attributable to Eni’s shareholders									1,434

Reported net profit attributable to Eni’s shareholders									1,543

Exclusion of inventory holding (gains) losses									7
Exclusion of special items									(116)

Adjusted net profit attributable to Eni’s shareholders									1,434

(a) Excluding special items.

(euro million)

First Quarter 2012
	OTHER ACTIVITIES (a)	DISCONTINUED OPERATIONS

Exploration & Production	Gas & Power (a)	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	GROUP	Snam	Consolidation adjustments	Total	CONTINUING OPERATIONS

Reported operating profit	5,094	916	113	(96)	380	(83)	570	(38)	(9)	6,847	(570)	272	(298)	6,549
Exclusion of inventory holding (gains) losses		13	(358)	(67)						(412)				(412)

Exclusion of special items:
environmental charges			4				2			6	(2)		(2)	4
asset impairments			11							11				11
gains on disposal of assets	(12)	(1)			1		(3)	(11)		(26)	3		3	(23)
risk provisions		97								97				97
provision for redundancy incentives	1		1	1		3	4			10	(4)		(4)	6
re-measurement gains/losses on commodity derivatives	21				(3)					18				18
exchange differences and derivatives	(9)	(10)	2	(7)						(24)				(24)
other		4	3					4		11				11

Special items of operating profit	1	90	21	(6)	(2)	3	3	(7)		103	(3)		(3)	100

Adjusted operating profit	5,095	1,019	(224)	(169)	378	(80)	573	(45)	(9)	6,538	(573)	272	(301)	6,237
Net finance (expense) income (b)	(67)	7	(1)		(3)	(217)	4	(1)		(278)	(4)		(4)	(282)
Net income from investments (b)	43	106	22		1		12			184	(12)		(12)	172
Income taxes (b)	(3,079)	(396)	60	50	(105)	102	(231)		2	(3,597)	231	(46)	185	(3,412)

Tax rate (%)	60.7	35.0	..		27.9		39.2			55.8				55.7
Adjusted net profit	1,992	736	(143)	(119)	271	(195)	358	(46)	(7)	2,847	(358)	226	(132)	2,715

of which:
- Adjusted net profit of non-controlling interest										308			(58)	250
- Adjusted net profit attributable to Eni’s shareholders										2,539			(74)	2,465

Reported net profit attributable to Eni’s shareholders										3,617			(73)	3,544
Exclusion of inventory holding (gains) losses										(279)				(279)
Exclusion of special items										(799)			(1)	(800)

Adjusted net profit attributable to Eni’s shareholders										2,539			(74)	2,465

(a) Following the announced divestment plan, Snam results are reclassified from "Gas & Power" sector to "Other activities" and accounted as discontinued operations.
(b) Excluding special items

(euro million)

Fourth Quarter 2012
	OTHER ACTIVITIES (a)	DISCONTINUED OPERATIONS

Exploration & Production	Gas & Power (a)	Refining & Marketing	Versalis	Engineering & Construction	Corporate and financial companies	Snam	Other activities	Impact of unrealized intragroup profit elimination	GROUP	Snam	Consolidation adjustments	Total	CONTINUING OPERATIONS

Reported operating profit	4,552	(1,814)	(1,077)	(322)	309	(88)	(108)	198	1,650		1,650
Exclusion of inventory holding (gains) losses		350	293	89				(172)	560		560

Exclusion of special items:
environmental charges		1	26	(1)			(9)		17		17
asset impairments	458	1,645	645	104	4				2,856		2,856
gains on disposal of assets	(129)	1	4	1	3				(120)		(120)
risk provisions	7	(155)	62	18		2	31		(35)		(35)
provision for redundancy incentives	(2)	1	(7)		5	2	1
re-measurement gains/losses on commodity derivatives	(1)			1	(1)				(1)		(1)
exchange differences and derivatives	4	(118)	5	(6)					(115)		(115)
other	(22)	131	42			2	5		158		158

Special items of operating profit	315	1,506	777	117	11	6	28		2,760		2,760

Adjusted operating profit	4,867	42	(7)	(116)	320	(82)	(80)	26	4,970		4,970
Net finance (expense) income (b)	(63)	5	(4)	(1)	(3)	(134)	(2)		(202)		(202)
Net income from investments (b)	(40)	23	8	1	21	70	(1)		82		82
Income taxes (b)	(2,971)	(156)	26	(12)	(84)	(61)		(9)	(3,267)		(3,267)

Tax rate (%)	62.4	..	..		24.9				67.4		67.4
Adjusted net profit	1,793	(86)	23	(128)	254	(207)	(83)	17	1,583		1,583

of which:
- Adjusted net profit of non-controlling interest									65		65
- Adjusted net profit attributable to Eni’s shareholders									1,518		1,518

Reported net profit attributable to Eni’s shareholders									1,461	(3,425)	(1,964)

Exclusion of inventory holding (gains) losses									340		340
Exclusion of special items									(283)	3,425	3,142

Adjusted net profit attributable to Eni’s shareholders									1,518		1,518

(a) Following the announced divestment plan, Snam results are reclassified from "Gas & Power" sector to "Other activities " and accounted as discontinued operations.
(b) Excluding special items.

Breakdown of special items

(euro million)

Fourth Quarter 2012	First Quarter 2012	First Quarter 2013

17	environmental charges	6	7
2,856	asset impairments	11	17
(120)	gains on disposal of assets	(26)	(50)
(35)	risk provisions	97	(102)
	provisions for redundancy incentives	10	4
(1)	re-measurement gains/losses on commodity derivatives	18	2
(115)	exchange differences and derivatives	(24)	56
158	other	11	14

2,760	Special items of operating profit	103	(52)

91	Net finance (income) expense	24	(36)
	of which:
115	exchange rate differences and derivatives	24	(56)
(3,337)	Net income from investments	(887)	(7)
	of which:
(2,042)	- gains on disposal of assets
	of which:
(23)	Galp
(2,019)	Snam
(1,451)	- revaluation gains	(835)
	of which:
	Galp	(835)
(1,451)	Snam
156	- impairments of equity investments
203	Income taxes	(39)	(21)
	of which:
803	impairment of deferred tax assets of Italian subsidiaries
40	re-allocation of tax impact on intercompany dividends and other special items	16
(640)	taxes on special items of operating profit	(55)	(21)

(283)	Total special items of net profit	(799)	(116)

Net sales from operations

(euro million)

Fourth Quarter 2012	First Quarter 2012	First Quarter 2013	% Ch.

9,249	Exploration & Production	9,343	7,783	(16.7)
8,931	Gas & Power	12,128	10,842	(10.6)
16,042	Refining & Marketing	14,206	13,889	(2.2)
1,533	Versalis	1,643	1,543	(6.1)
3,291	Engineering & Construction	2,960	2,988	0.9
42	Other activities	29	22	(24.1)
360	Corporate and financial companies	310	326	5.2
88	Impact of unrealized intragroup profit elimination	(97)	(229)	..
(7,013)	Consolidation adjustment	(7,382)	(5,999)
32,523		33,140	31,165	(6.0)

Operating expenses

(euro million)

Fourth Quarter 2012	First Quarter 2012	First Quarter 2013	% Ch.

24,985	Purchases, services and other	23,409	24,238	3.5
	of which:
(12)	- other special items	103	(95)
1,192	Payroll and related costs	1,118	1,227	9.7
	of which:
	- provision for redundancy incentives	10	4
26,177		24,527	25,465	3.8

Depreciation, depletion, amortization and impairments

(euro million)

Fourth Quarter 2012	First Quarter 2012	First Quarter 2013	% Ch.

2,040	Exploration & Production	1,817	1,754	(3.5)
96	Gas & Power	99	91	(8.1)
85	Refining & Marketing	82	72	(12.2)
25	Versalis	22	21	(4.5)
181	Engineering & Construction	166	175	5.4
1	Other activities	1		..
15	Corporate and financial companies	16	14	(12.5)
(6)	Impact of unrealized intragroup profit elimination	(6)	(6)
2,437	Total depreciation, depletion and amortization	2,197	2,121	(3.5)

2,850	Impairments	11	17	54.5

5,287		2,208	2,138	(3.2)

Net income from investments

(euro million)

First Quarter 2013	Exploration & Production	Gas &Power	Refining & Marketing	Other activities	Group

Share of gains (losses) from equity-accounted investments	19	30	16	6	71
Dividends	2		33		35
Net gains on disposal				1	1
Other income (expense), net	(1)			42	41

	20	30	49	49	148

Income taxes

(euro million)

Fourth Quarter 2012	First Quarter 2012	First Quarter 2013	Change

	Profit before income taxes
(1,783)	Italy	2,271	105	(2,166)
3,089	Outside Italy	5,060	3,710	(1,350)
1,306		7,331	3,815	(3,516)
	Income taxes
837	Italy	534	99	(435)
2,368	Outside Italy	3,003	2,152	(851)
3,205		3,537	2,251	(1,286)
	Tax rate (%)
..	Italy	23.5	..	..
76.7	Outside Italy	59.3	58.0	(1.3)
..		48.2	59.0	10.8

Adjusted net profit

(euro million)

Fourth Quarter 2012	First Quarter 2012	First Quarter 2013	% Ch.

1,793	Exploration & Production	1,992	1,670	(16.2)
(86)	Gas & Power	736	(91)	..
23	Refining & Marketing	(143)	(50)	65.0
(128)	Versalis	(119)	(58)	51.3
254	Engineering & Construction	271	130	(52.0)
(83)	Other activities	(46)	(55)	(19.6)
(207)	Corporate and financial companies	(195)	(149)	23.6
17	Impact of unrealized intragroup profit elimination (a)	219	58
1,583		2,715	1,455	(46.4)
	Attributable to:
1,518	- Eni’s shareholders	2,465	1,434	(41.8)
65	- Non-controlling interest	250	21	(91.6)

(a) This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of end of the period.

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings – which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt to shareholders’ equity, including minority interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(euro million)

Dec. 31, 2012	March 31, 2013	Change

Total debt	24,463	26,332	1,869
Short-term debt	5,184	7,177	1,993
Long-term debt	19,279	19,155	(124)
Cash and cash equivalents	(7,765)	(10,096)	(2,331)
Securities held for non-operating purposes	(34)	(20)	14
Financing receivables for non-operating purposes	(1,153)	(231)	922

Net borrowings	15,511	15,985	474

Shareholders’ equity including non-controlling interest	62,558	65,257	2,699
Leverage	0.25	0.24	(0.01)

Bonds maturing in the 18-month period starting on March 31, 2013

(euro million)
Issuing entity	Amount at March 31, 2013 (a)
Eni Finance International SA	116
Eni SpA	2,827
2,943

(a) Amounts include interest accrued and discount on issue.

Bonds issued in the First Quarter of 2013 (guarantee by Eni SpA)

Issuing entity	Nominal amount (million)	Currency	Amounts at March 31, 2013 (a) (euro million)	Maturity	Rate	%

Eni SpA	1,250	EUR	1,223	2016	fixed	0.625

1,223

(a) Amounts include interest accrued and discount on issue.

Consolidated financial statements

GROUP BALANCE SHEET

(euro million)

	Dec. 31, 2012	March 31, 2013

ASSETS
Current assets
Cash and cash equivalents	7,765	10,096
Other financial assets available for sale	235	222
Trade and other receivables	28,747	32,609
Inventories	8,496	8,275
Current tax assets	771	838
Other current tax assets	1,230	1,099
Other current assets	1,624	1,547

	48,868	54,686
Non-current assets
Property, plant and equipment	63,466	65,442
Inventory - compulsory stock	2,538	2,583
Intangible assets	4,487	4,564
Equity-accounted investments	4,262	4,411
Other investments	5,085	5,229
Other financial assets	1,229	1,170
Deferred tax assets	5,027	4,196
Other non-current receivables	4,400	4,606

	90,494	92,201
Assets held for sale	516	528

TOTAL ASSETS	139,878	147,415
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	2,223	3,040
Current portion of long-term debt	2,961	4,137
Trade and other payables	23,581	26,203
Income taxes payable	1,622	1,608
Other taxes payable	2,162	3,515
Other current liabilities	1,437	1,523

	33,986	40,026
Non-current liabilities
Long-term debt	19,279	19,155
Provisions for contingencies	13,603	13,275
Provisions for employee benefits	1,374	1,395
Deferred tax liabilities	6,740	5,992
Other non-current liabilities	1,977	1,964

	42,973	41,781
Liabilities directly associated with assets held for sale	361	351

TOTAL LIABILITIES	77,320	82,158
SHAREHOLDERS’ EQUITY
Non-controlling interest	3,498	3,483
Eni shareholders’ equity
Share capital	4,005	4,005
Reserve related to the fair value of cash flow hedging derivatives net of tax effect	(16)	(37)
Other reserves	49,438	56,464
Treasury shares	(201)	(201)
Interim dividend	(1,956)
Net profit	7,790	1,543
Total Eni shareholders’ equity	59,060	61,774

TOTAL SHAREHOLDERS’ EQUITY	62,558	65,257
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	139,878	147,415

GROUP PROFIT AND LOSS ACCOUNT

(euro million)

Fourth Quarter 2012	First Quarter 2012	First Quarter 2013

	REVENUES
32,523	Net sales from operations	33,140	31,165
567	Other income and revenues	236	231
33,090	Total revenues	33,376	31,396

	OPERATING EXPENSES
24,985	Purchases, services and other	23,409	24,238
1,192	Payroll and related costs	1,118	1,227
24	OTHER OPERATING (CHARGE) INCOME	(92)	41

5,287	DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	2,208	2,138

1,650	OPERATING PROFIT	6,549	3,834

	FINANCE INCOME (EXPENSE)
1,137	Finance income	2,337	1,947
(1,412)	Finance expense	(2,604)	(2,143)
(18)	Derivative financial instruments	(39)	29
(293)		(306)	(167)

	INCOME (EXPENSE) FROM INVESTMENTS
(156)	Share of profit (loss) of equity-accounted investments	177	71
105	Other gain (loss) from investments	911	77
(51)		1,088	148

1,306	PROFIT BEFORE INCOME TAXES	7,331	3,815
(3,205)	Income taxes	(3,537)	(2,251)

(1,899)	Net profit - continuing operations	3,794	1,564
3,425	Net profit - discontinued operations	131
1,526	Net profit	3,925	1,564

	Eni’s shareholders
(1,964)	- continuing operations	3,544	1,543
3,425	- discontinued operations	73
1,461		3,617	1,543

	Non-controlling interest
65	- continuing operations	250	21
	- discontinued operations	58
65		308	21

	Net profit per share (euro per share)
0.40	- basic	1.00	0.43
0.40	- diluted	1.00	0.43

	Net profit from continuing operations per share (euro per share)
(0.54)	- basic	0.98	0.43
(0.54)	- diluted	0.98	0.43

COMPREHENSIVE INCOME

(euro million)

First Quarter 2012	First Quarter 2013

Net profit	3,925	1,564
Other items of comprehensive income
Gains and losses to be brought through profit
- foreign currency translation differences	(1,041)	1,158
- fair value evaluation of Eni’s interest in Galp		61
- fair value evaluation of Eni’s interest in Snam		14
- change in the fair value of cash flow hedging derivatives	32	(33)
- change in the fair value of available-for-sale securities	5
- share of "Other comprehensive income" on equity-accounted entities	15	(1)
- taxation	(13)	12
Total other items	(1,002)	1,211

Total comprehensive income	2,923	2,775

Attributable to:
- Eni’s shareholders	2,640	2,722
- Non-controlling interest	283	53

CHANGES IN SHAREHOLDERS’ EQUITY

(euro million)

Shareholders’ equity at December 31, 2012		62,558
Total comprehensive income	2,775
Dividends distributed by consolidated subsidiaries	(38)
Acquisition of Tigáz minorities	(26)
Other changes	(12)

Total changes		2,699

Shareholders’ equity at March 31, 2013		65,257

Attributable to:
- Eni’s shareholders		61,774
- Non-controlling interest		3,483

GROUP CASH FLOW STATEMENT

(euro million)

Fourth Quarter 2012	First Quarter 2012	First Quarter 2013

(1,899)	Net profit - continuing operations	3,794	1,564
	Adjustments to reconcile net profit to net cash provided by operating activities:
2,437	Depreciation, depletion and amortization	2,197	2,121
2,850	Impairments of tangible and intangible assets, net	11	17
156	Share of loss of equity-accounted investments	(177)	(71)
(136)	Gain on disposal of assets, net	(23)	(51)
	Dividend income	(24)	(35)
(18)	Interest income	(37)	(36)
163	Interest expense	221	184
3,205	Income taxes	3,537	2,251
(156)	Other changes	(885)	(19)
	Changes in working capital:
874	- inventories	(346)	235
(2,745)	- trade receivables	(2,882)	(3,599)
1,833	- trade payables	(252)	1,564
(338)	- provisions for contingencies	84	(442)
(996)	- other assets and liabilities	1,751	1,771
(1,372)	Cash flow from changes in working capital	(1,645)	(471)
(13)	Net change in the provisions for employee benefits	(4)	7
328	Dividends received	179	34
38	Interest received	12	21
(198)	Interest paid	(290)	(439)
(3,278)	Income taxes paid, net of tax receivables received	(2,745)	(2,279)
2,107	Net cash provided from operating activities - continuing operations	4,121	2,798
	Net cash provided from operating activities - discontinued operations	74
2,107	Net cash provided from operating activities	4,195	2,798
	Investing activities:
(3,385)	- tangible assets	(2,412)	(2,617)
(505)	- intangible assets	(459)	(502)
	- consolidated subsidiaries and businesses	(178)	(28)
(56)	- investments	(67)	(85)
(15)	- securities	7	(9)
(1,269)	- financing receivables	(224)	(381)
446	- change in payables and receivables in relation to investments and capitalized depreciation	(334)	(82)
(4,784)	Cash flow from investments	(3,667)	(3,704)
	Disposals:
390	- tangible assets	23	52
	- intangible assets	29
3,523	- consolidated subsidiaries and businesses
425	- investments		23
20	- securities	16	20
1,190	- financing receivables	253	1,343
40	- change in payables and receivables in relation to disposals	18	22
5,588	Cash flow from disposals	339	1,460
804	Net cash used in investing activities (*)	(3,328)	(2,244)

GROUP CASH FLOW STATEMENT (continued)

(euro million)

Fourth Quarter 2012	First Quarter 2012	First Quarter 2013

(5)	Proceeds from long-term debt	643	988
(81)	Repayments of long-term debt	(542)	(33)
(817)	Increase (decrease) in short-term debt	(463)	874
(903)		(362)	1,829
	Net acquisition of treasury shares made by consolidated subsidiaries other than the parent company	22
(1)	Disposal (acquisition) of interests in consolidated subsidiaries	(5)	(25)
(101)	Dividends paid to non-controlling interests	(23)	(38)
(1,005)	Net cash used in financing activities	(368)	1,766
(8)	Effect of exchange rate changes on cash and cash equivalents and other changes	(9)	11
1,898	Net cash flow for the period	490	2,331
5,867	Cash and cash equivalents - beginning of the period	1,500	7,765
7,765	Cash and cash equivalents - end of the period	1,990	10,096

(*) Net cash used in investing activities included investments in certain financial assets to absorb temporary surpluses of cash or as a part of our ordinary management of financing activities. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determining net borrowings. Cash flows of such investments were as follows:

(euro million)

Fourth Quarter 2012	First Quarter 2012	First Quarter 2013

	Financing investments:
2	- securities	7
(1,074)	- financing receivables	(12)	(168)
(1,072)		(5)	(168)
	Disposal of financing investments:
(12)	- securities		15
1,038	- financing receivables	3	1,089
1,026		3	1,104
(46)	Net cash flows from financing activities	(2)	936

SUPPLEMENTAL INFORMATION

(euro million)

Fourth Quarter 2012	First Quarter 2012	First Quarter 2013

	Effect of investment of companies included in consolidation and businesses
	Current assets	108	26
	Non-current assets	156	27
	Net borrowings	46	(5)
	Current and non-current liabilities	(84)	(19)
	Net effect of investments	226	29
	Non-controlling interest
	Fair value of investments held before the acquisition of control
	Sale of unconsolidated entities controlled by Eni
	Purchase price	226	29
	less:
	Cash and cash equivalents	(48)	(1)
	Cash flow on investments	178	28
	Effect of disposal of consolidated subsidiaries and businesses
2,111	Current assets
18,739	Non-current assets
(12,448)	Net borrowings
(4,115)	Current and non-current liabilities
4,287	Net effect of disposals
(943)	Fair value of non-controlling interest retained after disposals
2,019	Gains on disposal
(1,839)	Non-controlling interest
3,524	Selling price
	less:
(1)	Cash and cash equivalents
3,523	Cash flow on disposals

CAPITAL EXPENDITURE

(euro million)

Fourth Quarter 2012	First Quarter 2012	First Quarter 2013	% Ch.

3,142	Exploration & Production	2,018	2,330	15.5
15	- acquisition of proved and unproved properties
403	- exploration	358	466	30.2
2,677	- development	1,647	1,844	12.0
47	- other expenditure	13	20	53.8
97	Gas & Power	32	28	(12.5)
92	- Marketing	31	27	(12.9)
5	- International transport	1	1
360	Refining & Marketing	124	84	(32.3)
233	- Refinery, supply and logistics	110	70	(36.4)
127	- Marketing	14	14
71	Versalis	29	53	82.8
236	Engineering & Construction	315	339	7.6
4	Other activities	5	1	(80.0)
69	Corporate and financial companies	23	62	..
(89)	Impact of unrealized intragroup profit elimination	86	222

3,890		2,632	3,119	18.5

In the first quarter of 2013, capital expenditure amounting to euro 3,119 million (euro 2,632 million in the fist quarter 2012) related mainly to:
-	development activities deployed mainly in Norway, United States, Italy, Angola, Kazakhstan, Congo and Nigeria and exploratory activities of which 97% was spent outside Italy, primarily in Mozambique, Togo, Nigeria, Angola and Congo as well as the acquisition of new licenses in the Republic of Cyprus;
-	upgrading of the fleet used in the Engineering & Construction Division (euro 339 million);
-	refining, supply and logistics with projects designed to improve the conversion rate and flexibility of refineries (euro 70 million) as well as upgrading and activities related to compliance to relevant legislation on the refined product retail network (euro 14 million);
-	initiatives to improve flexibility of the combined cycle power plants (euro 15 million).

EXPLORATION & PRODUCTION CAPITAL EXPENDITURE BY REGION

(euro million)

Fourth Quarter 2012	First Quarter 2012	First Quarter 2013	% Ch.

244	Italy	160	197	23.1
639	Rest of Europe	466	583	25.1
552	North Africa	272	192	(29.4)
886	Sub-Saharan Africa	573	731	27.6
204	Kazakhstan	164	160	(2.4)
272	Rest of Asia	104	209	..
289	America	273	251	(8.1)
56	Australia and Oceania	6	7	16.7

3,142		2,018	2,330	15.5

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Fourth Quarter 2012	First Quarter 2012	First Quarter 2013

1,747	Production of oil and natural gas (a) (b)	(kboe/d)	1,683	1,600
195	Italy		188	180
172	Rest of Europe		206	158
610	North Africa		570	554
324	Sub-Saharan Africa		335	313
99	Kazakhstan		111	103
149	Rest of Asia		111	141
166	America		119	119
32	Australia and Oceania		43	32
154.4	Production sold (a)	(mmboe)	149.2	135.8

PRODUCTION OF LIQUIDS BY REGION

Fourth Quarter 2012	First Quarter 2012	First Quarter 2013

912	Production of liquids (a)	(kbbl/d)	867	818
61	Italy		67	63
90	Rest of Europe		112	79
291	North Africa		258	254
234	Sub-Saharan Africa		243	237
60	Kazakhstan		65	60
52	Rest of Asia		34	44
113	America		65	69
11	Australia and Oceania		23	12

PRODUCTION OF NATURAL GAS BY REGION

Fourth Quarter 2012	First Quarter 2012	First Quarter 2013

4,584	Production of natural gas (a) (b)	(mmcf/d)	4,480	4,290
733	Italy		667	646
451	Rest of Europe		520	434
1,753	North Africa		1,711	1,647
495	Sub-Saharan Africa		500	415
216	Kazakhstan		254	233
530	Rest of Asia		423	528
293	America		297	275
113	Australia and Oceania		108	112

(a) Includes Eni’s share of production of equity-accounted entities.
(b) Includes volumes of gas consumed in operation (377 and 347 mmcf/d in the first quarter 2013 and 2012, respectively, 415 mmcf/d in the fourth quarter 2012).

Versalis

Fourth Quarter 2012	First Quarter 2012	First Quarter 2013

	Sales of petrochemical products	(euro million)
777	Intermediates		733	683
708	Polymers		860	807
48	Other revenues		50	53

1,533			1,643	1,543

	Production	(ktonnes)
896	Intermediates		849	894
596	Polymers		641	603

1,492			1,490	1,497

Engineering & Construction

(euro million)

Fourth Quarter 2012	First Quarter 2012	First Quarter 2013

	Orders acquired
1,816	Engineering & Construction Offshore	2,606	1,005
1,516	Engineering & Construction Onshore	275	913
494	Offshore drilling	148	905
425	Onshore drilling	87	60

4,251		3,116	2,883

(euro million)
	Dec. 31, 2012	March 31, 2013

Order backlog	19,739	19,533